As filed with the Securities and Exchange Commission on June 24, 2015

Registration No. 333-203921

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VeloNewco Limited

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant name into English)

England and Wales	3330	N/A
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

c/o Legalinx Ltd

One Fetter Lane,

London, EC4A 1BR

+44-800-9758080

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Puglisi & Associates

850 Library Avenue

Suite 204

Newark, DE 19711

(302) 738-6680

Attention: Service of Process Department

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With copies to:

José María Calvo-Sotelo Grupo FerroAtlántica Torre Espacio Paseo de la Castellana 259 D Planta 49 28046 Madrid, Spain +34-91-590-32-19	Stephen Lebowitz, Chief Legal Officer Globe Specialty Metals, Inc. 600 Brickell Avenue Suite 1500 Miami, FL 33131 (786) 509-6900

Joel F. Herold Cravath, Swaine & Moore LLP 1 Ropemaker Street London EC2Y 9HR United Kingdom +44-20-7453-1000	Mark Gerstein, Esq. Bradley C. Faris, Esq. Latham & Watkins LLP 330 N. Wabash Ave. Suite 2800 Chicago, Illinois 60611 (312) 876-7700

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon completion of the business combination described in the enclosed document.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction: Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Ordinary Shares, nominal value $7.50 per share	75,304,168	N/A	$1,467,678,234.32	$170,544.21

(1)	Calculated pursuant to Rules 457(f) and 457(c) under the Securities Act. The proposed maximum aggregate offering price is solely for the purpose of calculating the registration fee.
(2)	Previously paid in connection with the initial filing of this Registration Statement on May 6, 2015.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not sell the securities offered by this proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer or solicitation is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 24, 2015

BUSINESS COMBINATION PROPOSED—YOUR VOTE IS VERY IMPORTANT

Proxy Statement of Globe Specialty Metals, Inc.	Prospectus of VeloNewco Limited

To Our Shareholders,

You are cordially invited to attend a special meeting of the shareholders of Globe Specialty Metals, Inc. to be held on             , 2015 at              local time, at             .

As previously announced, on February 23, 2015, Globe Specialty Metals, Inc., which we refer to as “Globe”, entered into a business combination agreement with, among others, Grupo Villar Mir, S.A.U., which we refer to as “Grupo VM”, and Grupo FerroAtlántica, S.A.U., which we refer to as “FerroAtlántica”, pursuant to which the parties agreed to combine the businesses of Globe and FerroAtlántica under a new holding company, currently named VeloNewco Limited, organized in the United Kingdom (the “Original Business Combination Agreement”). The Original Business Combination Agreement was amended and restated on May 5, 2015. We refer to the Original Business Combination Agreement, as so amended and restated, as it may be further amended from time to time, as the “Business Combination Agreement.” We will re-register VeloNewco Limited as a public limited company and the name of Holdco will be changed to “Ferroglobe PLC” prior to completion of the proposed business combination. We refer to VeloNewco Limited (including as re-registered and renamed Ferroglobe PLC) as “Holdco.” The proposed business combination will be effected in the following two principal transaction steps, in each case subject to the terms and conditions of the Business Combination Agreement:

•	Holdco will acquire from Grupo VM all of the issued and outstanding ordinary shares, par value €1,000 per share, of FerroAtlántica, which we refer to as “FerroAtlántica Shares”, in exchange for 98,078,161 newly issued Class A ordinary shares, nominal value $7.50 per share, of Holdco, which we refer to as “Holdco Class A Shares”, after which FerroAtlántica will be a wholly owned subsidiary of Holdco. In certain circumstances described in the accompanying proxy statement/prospectus, Grupo VM may be required to make additional cash contributions to FerroAtlántica (prior to completion of the business combination) or Holdco (after completion of the business combination) based upon FerroAtlántica’s Net Debt at closing. For the definition of “Net Debt”, see “The Business Combination Agreement—Grupo VM Adjustment” beginning on page 96 of the accompanying proxy statement/prospectus. We refer to the acquisition of the FerroAtlántica Shares by Holdco in exchange for Holdco Class A Shares as the “FerroAtlántica Stock Exchange”.

•	Immediately after the FerroAtlántica Stock Exchange, Gordon Merger Sub, Inc., a wholly-owned subsidiary of Holdco, which we refer to as “Globe Merger Sub”, will merge with and into Globe, with Globe surviving the merger as a wholly owned subsidiary of Holdco. In the merger, each outstanding share of common stock, par value $0.0001 per share, of Globe, which we refer to as “Globe Shares”, will be converted into the right to receive one newly issued ordinary share, nominal value $7.50 per share, of Holdco, which we refer to as “Holdco Ordinary Shares”. We refer to the merger of Globe Merger Sub with and into Globe as the “Globe Merger”.

The Holdco Class A Shares and the Holdco Ordinary Shares will have the same rights, powers and preferences, and vote together as a single class, except for the right of the holders of Holdco Ordinary Shares to the net proceeds, if any, of a representations and warranties insurance policy to be purchased by Holdco and described in the accompanying proxy statement/prospectus. We refer to the FerroAtlántica Stock Exchange, the Globe Merger and the other transactions contemplated by the Business Combination Agreement as the “Business Combination”.

Based on the number of Holdco Class A Shares to be issued in the FerroAtlántica Stock Exchange and the number of fully diluted Globe Shares outstanding on February 23, 2015, determined using the treasury stock method, Globe estimates that Grupo VM and the former shareholders of Globe, whom we refer to as “Globe Shareholders”, will own approximately 57% and 43%, respectively, of Holdco after completion of the Business Combination. The Holdco Ordinary Shares being registered pursuant to the registration statement on Form F-4 (of which this proxy statement/prospectus forms a part) are expected to be traded on NASDAQ under the ticker symbol “GSM”.

We urge all Globe Shareholders to read the accompanying proxy statement/prospectus, including the Annexes and the documents incorporated by reference in the accompanying proxy statement/prospectus, carefully and in their entirety. In particular, we urge you to read carefully “Risk Factors” beginning on page 28 of the accompanying proxy statement/prospectus.

Globe is holding a special meeting of shareholders to seek your adoption of the Business Combination Agreement. The proposal to adopt the Business Combination Agreement will be approved if holders of a majority of the outstanding Globe Shares entitled to vote at the special meeting approve the proposal. Globe Shareholders are also being asked to vote on a proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the proposal to adopt the Business Combination Agreement and on a non-binding advisory proposal to approve certain compensation arrangements for Globe’s named executive officers in connection with the Business Combination. The proposal to adjourn the meeting and the advisory proposal to approve certain compensation arrangements will be approved if the number of votes cast in favor of the proposal exceeds the number of votes cast in opposition to the proposal, assuming that a quorum is present.

Your proxy is being solicited by the board of directors of Globe. After careful consideration, the Globe board of directors has unanimously determined that the Business Combination is consistent with, and will further, the business strategies and goals of Globe and is in the best interests of the Globe Shareholders, and has approved and declared advisable the Business Combination Agreement and the Business Combination, including the Globe Merger. Accordingly, the Globe board of directors recommends that you vote “FOR” the proposal to adopt the Business Combination Agreement, “FOR” the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the proposal to adopt the Business Combination Agreement and “FOR” the non-binding advisory proposal to approve certain compensation arrangements for Globe’s named executive officers in connection with the Business Combination. In considering the recommendation of the Globe board of directors, you should be aware that directors and executive officers of Globe have interests in the Business Combination that are in addition to, or different from, any interests they might have as shareholders. See “Proposal
No. 1—The Business Combination Proposal—Globe’s Directors and Executive Officers May Have Financial Interests in the Business Combination” beginning on page 61 of the accompanying proxy statement/prospectus.

Your vote is very important. Please vote as soon as possible, whether or not you plan to attend the special meeting, by following the instructions in the accompanying proxy statement/prospectus. A failure to vote, failure to instruct a bank, broker or nominee to vote on your behalf, or abstention from voting will have the same effect as a vote “AGAINST” the proposal to adopt the Business Combination Agreement.

On behalf of the board of directors of Globe, thank you for your consideration and continued support.

Sincerely,

/s/ Alan Kestenbaum

Alan Kestenbaum
Executive Chairman
Globe Specialty Metals, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated                             , 2015 and is first being mailed to Globe Shareholders on or about                             , 2015.

GLOBE SPECIALTY METALS, INC.

600 BRICKELL AVENUE, SUITE 1500, MIAMI, FL 33131

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON             , 2015

To the Shareholders of Globe Specialty Metals, Inc.:

Notice is hereby given that the special meeting of shareholders of Globe Specialty Metals, Inc., a Delaware corporation (“Globe”), will be held on             , 2015, commencing at              local time, at             , for the following purposes:

1.	To consider and vote on the proposal to adopt the Business Combination Agreement (the “Business Combination Agreement”), originally dated as of February 23, 2015, and as amended and restated as of May 5, 2015, as it may be further amended from time to time, by and among Globe, Grupo Villar Mir, S.A.U., a Spanish public limited liability company in the form of a sociedad anónima, Grupo FerroAtlántica, S.A.U., a Spanish public limited liability company in the form of a sociedad anónima, VeloNewco Limited, a private limited company incorporated under the laws of England and Wales, and Gordon Merger Sub, Inc., a Delaware corporation, a copy of which is included as Annex A to the proxy statement/prospectus of which this notice forms a part.

2.	To consider and vote on a proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the foregoing proposal.

3.	To consider and vote on a non-binding advisory proposal to approve certain compensation arrangements for Globe’s named executive officers in connection with the transactions contemplated by the Business Combination Agreement.

Globe will transact no other business at the special meeting except such business as may properly be brought before the special meeting or any adjournments or postponements thereof. Please refer to the proxy statement/prospectus of which this notice forms a part for further information with respect to the business to be transacted at the special meeting.

The board of directors of Globe has unanimously determined that the transactions contemplated by the Business Combination Agreement are consistent with, and will further, the business strategies and goals of Globe and are in the best interests of Globe’s shareholders, and has approved and declared advisable the Business Combination Agreement and the transactions contemplated thereby. Accordingly, the board of directors of Globe recommends that you vote “FOR” the proposal to adopt the Business Combination Agreement, “FOR” the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the proposal to adopt the Business Combination Agreement and “FOR” the non-binding advisory proposal to approve certain compensation arrangements for Globe’s named executive officers in connection with the transactions contemplated by the Business Combination Agreement.

The Globe board of directors has fixed the close of business on             , 2015 as the record date for determination of the Globe shareholders entitled to receive notice of, and to vote at, the special meeting or any adjournments or postponements thereof. Only holders of record of common stock, par value $0.0001 per share, of Globe (“Globe Shares”) on the close of business on the record date are entitled to receive notice of, and to vote at, the special meeting. Approval of the proposal to adopt the Business Combination Agreement requires the affirmative vote of holders of a majority of the outstanding Globe Shares entitled to vote at the special meeting.

Your vote is very important. A failure to vote in person, grant a proxy for your shares, or instruct a bank, broker or nominee how to vote on your behalf at the special meeting will have the same effect as a vote “AGAINST” the proposal to adopt the Business Combination Agreement. Whether or not you expect to attend the special meeting in person, we urge you to submit a proxy to vote your shares as promptly as possible by either: (1) logging onto www.glbsm.com and following the instructions on your proxy card; (2) dialing                                  and listening for further directions; or (3) signing and returning the enclosed proxy card in the postage-paid envelope provided, so that your shares may be represented and voted at the special meeting. If your shares are held in the name of a broker, bank or other nominee, please follow the instructions on the voting instruction card furnished by the plan administrator, or record holder, as appropriate.

The enclosed proxy statement/prospectus provides a detailed description of the Business Combination Agreement and the transactions contemplated thereby. We urge you to read this proxy statement/prospectus, including the Annexes and the documents incorporated by reference in this proxy statement/prospectus, carefully and in their entirety. If you have any questions concerning the transactions contemplated by the Business Combination Agreement or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus or need help voting your shares, please contact Globe’s proxy solicitor using the contact instructions on the enclosed proxy card.

By Order of the Board of Directors of Globe Specialty Metals, Inc.

/s/ Stephen Lebowitz

Stephen Lebowitz, Corporate Secretary

Miami, Florida

, 2015

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Globe from documents that are not included in or delivered with this proxy statement/prospectus. You can obtain documents incorporated by reference by Globe in this proxy statement/prospectus, other than certain exhibits to those documents, on the website of Globe at www.glbsm.com or by requesting them in writing or by telephone from Globe at the following address:

Globe Specialty Metals, Inc.

600 Brickell Avenue, Suite 1500

Miami, Florida 33131

Attn: Corporate Secretary

(786) 509-6900

Email: corp.sec@glbsm.com

You may also request copies of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus, by electronic or telephonic request directed to Georgeson Inc., Globe’s proxy solicitor, by calling 1-888-566-3252 (toll-free) or emailing globespecialty@georgeson.com.

You will not be charged for any documents that you request. Globe shareholders requesting documents should do so by             , 2015, in order to receive them before the Globe shareholders meeting.

See “Where You Can Find More Information” beginning on page 255.

i

v

QUESTIONS AND ANSWERS

The questions and answers below highlight only selected procedural information from this proxy statement/prospectus. They do not contain all of the information that may be important to you. You should read carefully the entire proxy statement/prospectus, including the Annexes and the additional documents incorporated by reference into this document, to fully understand the voting procedures for the Globe Shareholders Meeting (as defined below).

Q:	What is the Business Combination?

A:	On February 23, 2015, Globe Specialty Metals, Inc. (“Globe”) entered into a business combination agreement (the “Original Business Combination Agreement”) with, among others, Grupo Villar Mir, S.A.U. (“Grupo VM”) and Grupo FerroAtlántica, S.A.U. (“FerroAtlántica”) pursuant to which the parties agreed to combine the businesses of Globe and FerroAtlántica under a new holding company (“Holdco”), organized under the laws of England and Wales. The Original Business Combination Agreement was amended and restated on May 5, 2015. We refer to the Original Business Combination Agreement, as so amended and restated, as the “Business Combination Agreement”. A copy of the Business Combination Agreement is attached as Annex A to this proxy statement/prospectus. The proposed business combination will be effected pursuant to the Business Combination Agreement in two principal transaction steps:

•	Holdco will acquire from Grupo VM all of the issued and outstanding ordinary shares, par value €1,000 per share, of FerroAtlántica (“FerroAtlántica Shares”) in exchange for 98,078,161 newly issued Class A ordinary shares, nominal value $7.50 per share, of Holdco (“Holdco Class A Shares”), after which FerroAtlántica will be a wholly owned subsidiary of Holdco. In certain circumstances described in this proxy statement/prospectus, Grupo VM may be required to make additional cash contributions to FerroAtlántica (prior to completion of the Business Combination) or Holdco (after completion of the Business Combination) based upon FerroAtlántica’s Net Debt at the closing of the Business Combination. For the definition of “Net Debt”, see “The Business Combination Agreement—Grupo VM Adjustment” beginning on page 96 of this proxy statement/prospectus. We refer to the acquisition of the FerroAtlántica Shares by Holdco in exchange for the Holdco Class A Shares as the “FerroAtlántica Stock Exchange”.

•	Immediately after the FerroAtlántica Stock Exchange, a wholly owned subsidiary of Holdco, Gordon Merger Sub, Inc., a Delaware corporation (“Globe Merger Sub”), will merge with and into Globe, with Globe surviving the merger as a wholly owned subsidiary of Holdco. In the merger, each outstanding share of common stock, par value $0.0001 per share, of Globe (“Globe Shares”), will be converted into the right to receive one newly issued ordinary share, nominal value $7.50 per share, of Holdco (“Holdco Ordinary Shares”, and together with the Holdco Class A Shares, the “Holdco Shares”). We refer to the merger of Globe Merger Sub with and into Globe as the “Globe Merger”.

We refer to the FerroAtlántica Stock Exchange, the Globe Merger and the other transactions contemplated by the Business Combination Agreement as the “Business Combination”.

Q:	What is this document?

A:	This is a proxy statement/prospectus filed by Globe and Holdco. This is a proxy statement because it will be used by the Globe board of directors (“Globe Board”) to solicit proxies for the special meeting of the shareholders of Globe (“Globe Shareholders”) at which Globe Shareholders will be asked to vote on the proposal to adopt the Business Combination Agreement, among other matters. This is a prospectus because it will be used by Holdco to offer Holdco Ordinary Shares to Globe Shareholders in exchange for their Globe Shares upon completion of the Globe Merger that is part of the Business Combination.

This document contains important information about the Business Combination Agreement and the details of the Business Combination, the business, results of operations and financial condition of each of Globe, FerroAtlántica and Holdco, the Holdco Ordinary Shares to be issued in the Globe Merger, certain risk factors related to the Business Combination and each of Globe, FerroAtlántica and Holdco, and other matters that are important to Globe Shareholders. We urge all Globe Shareholders to read this proxy statement/prospectus, including the Annexes and the documents incorporated by reference in this proxy statement/prospectus, carefully and in their entirety. In particular, we urge you to read carefully “Risk Factors” beginning on page 28 of this proxy statement/prospectus.

Q	Why did I receive this proxy statement/prospectus and proxy card?

A:	You are receiving this proxy statement/prospectus and proxy card because you are a Globe Shareholder and, as such, you are entitled to vote at the special meeting of Globe Shareholders at which Globe Shareholders will be asked to approve the proposal to adopt the Business Combination Agreement, among other matters.

Q:	Why is my vote important?

A:	Your vote “FOR” the proposal to adopt the Business Combination Agreement is very important because the affirmative vote of holders of at least a majority of the outstanding Globe Shares entitled to vote at the Globe Shareholders meeting is necessary to adopt the Business Combination Agreement. A failure to vote your shares, including due to your failure to instruct your bank, broker or nominee to vote on your behalf, will have the same effect as a vote against the adoption of the Business Combination Agreement.

Q:	What will Globe Shareholders receive in the Business Combination?

A:	At the completion of the Globe Merger that is part of the Business Combination, subject to the terms and conditions of the Business Combination Agreement, each outstanding Globe Share will be converted into the right to receive one newly issued Holdco Ordinary Share. Globe Shares owned by Globe, Holdco or Globe Merger Sub, if any, will be cancelled in the Globe Merger for no consideration.

Q:	What will Grupo VM receive in the Business Combination?

A:	At the completion of the FerroAtlántica Stock Exchange that is part of the Business Combination, subject to the terms and conditions of the Business Combination Agreement, Holdco will acquire all of the FerroAtlántica Shares in exchange for 98,078,161 newly issued Holdco Class A Shares, after which FerroAtlántica will be a wholly owned subsidiary of Holdco. In certain circumstances described in this proxy statement/prospectus, Grupo VM may be required to make additional cash contributions to FerroAtlántica (prior to completion of the Business Combination) or Holdco (after completion of the Business Combination) based upon FerroAtlántica’s Net Debt at the closing of the Business Combination. For the definition of “Net Debt”, see “The Business Combination Agreement—Grupo VM Adjustment” beginning on page 96 of this proxy statement/prospectus. Based on the number of Holdco Class A Shares to be issued in the FerroAtlántica Stock Exchange and the number of fully diluted Globe Shares outstanding on February 23, 2015, determined using the treasury stock method, Globe estimates that Grupo VM and the former Globe Shareholders will own approximately 57% and 43%, respectively, of Holdco after completion of the Business Combination.

Q:	What are the differences between Holdco Ordinary Shares and Holdco Class A Shares? Why are Globe Shareholders receiving Holdco Ordinary Shares and not Holdco Class A Shares?

A:	The Holdco Ordinary Shares and the Holdco Class A Shares have the same rights, powers and preferences, and vote together as a single class, except for the right of the holders of Holdco Ordinary Shares to receive the net proceeds, if any, of a representations and warranties insurance policy to be purchased by Holdco in connection with the Business Combination.

x

The representations and warranties insurance policy insures Holdco against breaches of certain representations and warranties made by Grupo VM and FerroAtlántica in the Business Combination Agreement, subject to the deductibles, caps and other limitations contained in the insurance policy. Under Holdco’s articles of association, Holdco will be required to distribute the aggregate net proceeds under the representations and warranties insurance policy, if any, to the holders of the Holdco Ordinary Shares. Holders of Holdco Class A Shares are not entitled to participate in this distribution. Globe Shareholders are receiving Holdco Ordinary Shares so that Globe Shareholders may receive the benefit of distributions from the net proceeds, if any, of the representations and warranties insurance policy.

Only the Holdco Ordinary Shares are expected to be traded on NASDAQ. Each Holdco Class A Share will automatically convert into one Holdco Ordinary Share upon the earlier of (i) the twentieth “Business Day” (defined as any date except Saturday or Sunday on which commercial banks are not required or authorized to close in New York, New York, United States or Madrid, Spain) after the expiration of the representations and warranties insurance policy; and (ii) its transfer to any person or entity which is not, broadly, Grupo VM, any Grupo VM family member or any affiliate of Grupo VM or a Grupo VM family member. In addition, for so long as the Holdco Class A Share structure remains in place, any Holdco Ordinary Share acquired by Grupo VM, any Grupo VM family member or any affiliate of Grupo VM or a Grupo VM family member, will be automatically converted into one Holdco Class A Share.

Q:	What are the material United States federal income tax consequences of the Globe Merger to U.S. holders of Globe Shares?

A:	The Globe Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (“Code”) and/or as a transaction described in Section 351(a) of the Code. If the Globe Merger qualifies for this tax treatment, Globe Shareholders (other than certain non-U.S. shareholders in certain situations) generally would not recognize gain or loss on the exchange of their Globe Shares for Holdco Ordinary Shares unless Section 367(a) of the Code applies to the Globe Merger. It is a condition to Closing that Latham & Watkins LLP (“Latham”) will deliver to Globe, and Cravath, Swaine & Moore LLP (“Cravath”) will deliver to Grupo VM, legal opinions dated as of the Closing Date and substantially to the effect that the Globe Merger should qualify for this tax treatment and that Globe Shareholders generally should not recognize gain as a result of the application of Section 367(a) of the Code. The conclusions in these opinions will not be free from doubt, however, and there are significant factual and legal uncertainties concerning these conclusions. If the conclusions in the tax opinions were to be challenged by the U.S. Internal Revenue Service (the “IRS”) and such challenge were to be sustained, U.S. holders and certain non-U.S. holders of Globe Shares would recognize gain (and might not be allowed to recognize loss) based on the amount such a holder realizes in the Globe Merger. For additional information, see “Material United States Federal Income Tax Consequences”, beginning on page 130 of this proxy statement/prospectus.

Q:	What are the material United Kingdom (“U.K.”) tax consequences of the Globe Merger to U.K. holders of Globe Shares?

A:	The receipt of Holdco Ordinary Shares by a Globe Shareholder who is resident for tax purposes in the U.K. in respect of, and in proportion to, such shareholder’s Globe Shares pursuant to the Globe Merger may (on the basis and subject to the matters described in the section entitled “Material U.K. Tax Consequences”, beginning on page 138 of this proxy statement/prospectus), be treated as a scheme of reconstruction for the purposes of U.K. capital gains tax and corporation tax on chargeable gains (“CGT”). On that basis, a Globe Shareholder would not be treated as making a disposal of their Globe Shares and, therefore, no liability for CGT would arise in respect of the receipt of Holdco Ordinary Shares by a Globe Shareholder pursuant to the Globe Merger. For the purposes of CGT, the Holdco Ordinary Shares received by a Globe Shareholder would be treated as the same asset, acquired at the same time and for the same amount, as the Globe Shares in respect of which they are issued.

If the “rollover” treatment described above is not available, a Globe Shareholder would be treated as having made a full disposal of their Globe Shares and may, depending on such shareholder’s personal circumstances, be liable for CGT.

For a further discussion of the material U.K. tax consequences of the Globe Merger to Globe Shareholders, see “Material United Kingdom Tax Consequences” beginning on page 138 of this proxy statement/prospectus.

Tax matters are very complicated and the tax consequences of the Globe Merger to U.K. tax resident holders of Globe Shares may depend on such holder’s particular facts and circumstances. Holders of Globe Shares are urged to consult their tax advisors to understand fully the tax consequences to them of the Globe Merger.

Q:	Will Holdco be subject to corporation tax as a result of the Globe Merger?

A:	We believe that Holdco should not incur any significant corporation tax in connection with consummation of the Globe Merger. Although changes in tax laws, treaties or regulations or the interpretation or enforcement of these tax laws, treaties or regulations could adversely affect the intended tax benefits of the Globe Merger to Holdco and its subsidiaries or the tax treatment of the post-business combination corporate structure of Holdco, we do not believe that any of such changes would result in a material increase in corporation tax as compared to our current, pre-merger tax position.

Q:	What do Globe Shareholders need to do now?

A:	After carefully reading and considering the information contained in this proxy statement/prospectus, Globe Shareholders are requested to submit a proxy by mail or attend the Globe Shareholders meeting and vote in person “FOR” the adoption of the Business Combination Agreement. If you choose to submit a proxy by mail, you should complete, sign, date and promptly return the enclosed proxy card. The proxy card will instruct the persons named on the proxy card to vote the shareholder’s Globe Shares at the Globe Shareholders meeting as the shareholder directs. If a shareholder signs and sends in a proxy card and does not indicate how the shareholder wishes to vote, the proxy will be voted “FOR” adoption of the Business Combination Agreement, “FOR” approval of the adjournment proposal and “FOR” the non-binding advisory proposal to approve certain compensation arrangements for Globe’s named executive officers in connection with the transactions contemplated by the Business Combination Agreement.

Q:	Should Globe Shareholders send in their stock certificates now?

A:	No. After the Business Combination is complete, Holdco will send former Globe Shareholders written instructions for exchanging their Globe stock certificates for certificates representing Holdco Ordinary Shares.

Q:	Are Globe Shareholders entitled to appraisal rights?

A:	No. Under applicable Delaware law, Globe Shareholders are not entitled to appraisal rights in connection with the Globe Merger or the Business Combination.

Q:	If my Globe Shares are held in street name by my broker, will my broker automatically vote my shares for me?

A:	No. Your broker, bank or nominee cannot vote your shares on the Business Combination proposal or the advisory proposal without instructions from you. You should instruct your broker, bank or nominee as to how to vote your shares, following the directions provided to you. Please check the voting form used by your broker, bank or nominee.

Q:	What if I fail to instruct my broker, bank or nominee?

A:

If you do not provide your broker, bank or nominee with instructions on how to vote, your broker, bank or nominee will not be permitted to vote your shares on the Business Combination proposal, the adjournment proposal or the advisory proposal. If your broker, bank or nominee does not vote your shares because you failed to provide instructions on how to vote with respect to a proposal, the failure to vote is known as a “broker non-vote.”

The failure to provide your broker, bank or nominee instructions will have the same effect as a vote cast against the Business Combination proposal. A failure to provide your broker, bank or nominee instructions will have no effect on the vote to approve the adjournment proposal or the advisory proposal. “Broker non-votes” will not be treated as present for quorum purposes.

Q:	Can Globe Shareholders attend the Globe Shareholders meeting and vote their shares in person?

A:	Yes. All shareholders, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the Globe Shareholders meeting. Holders of record of Globe Shares can vote in person at the Globe Shareholders meeting. If you are not a shareholder of record, you must obtain a proxy, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the Globe Shareholders meeting. If you plan to attend the Globe Shareholders meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership and you must bring a form of personal photo identification with you to be admitted. Globe reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification. The Globe Shareholders meeting will be held on , 2015 at at .

Q:	Can I change my proxy?

A:	Yes. You may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to the Corporate Secretary of Globe, or (3) attending the Globe Shareholders meeting in person, notifying the Secretary and voting by ballot at the Globe Shareholders meeting. The mailing address of Globe’s Corporate Secretary is:

Globe Specialty Metals, Inc.

600 Brickell Avenue, Suite 1500

Miami, Florida 33131

Attn: Corporate Secretary

(786) 509-6900

Email: corp.sec@glbsm.com

Any shareholder entitled to vote in person at the Globe Shareholders meeting may vote in person regardless of whether a proxy has been previously given, and such vote will revoke any previous proxy, but the mere presence (without notifying the Corporate Secretary of Globe and voting by ballot) of a shareholder at the Globe Shareholders meeting will not constitute revocation of a previously given proxy.

Q:	When do you expect to complete the Business Combination?

A:	We expect to complete the Business Combination during the fourth quarter of 2015. However, we cannot assure you when or if the Business Combination will occur. We cannot complete the Business Combination until we obtain the approval of Globe Shareholders and satisfy the other conditions to closing in the Business Combination Agreement, including obtaining the necessary regulatory approvals.

Q	Have any Globe Shareholders agreed to support the Business Combination?

A:

Yes. Alan Kestenbaum, Executive Chairman of Globe, has entered into a Voting Agreement (the “AK Voting Agreement”) for the benefit of Grupo VM, pursuant to which Mr. Kestenbaum has agreed to vote all of his Globe Shares in favor of the adoption of the Business Combination Agreement and each of the other actions contemplated by the Business Combination Agreement. Mr. Kestenbaum also agreed that he would not vote any of his Globe Shares in favor of any competing proposal. The AK Voting Agreement terminates upon the earliest of the mutual agreement of Grupo VM and Mr. Kestenbaum, the effective time of the Globe Merger, a change in recommendation by the Globe Board pursuant to the Business Combination Agreement and the termination of the Business Combination Agreement in accordance with its terms. The Globe Shares held by Mr. Kestenbaum and subject to the AK Voting Agreement represented approximately 12.1% of the voting power of Globe as of April 27, 2015, determined without regard to stock options or restricted stock units held by Mr. Kestenbaum that are not entitled to vote at the Globe Shareholders Meeting.

Q:	Whom should Globe Shareholders call with questions about the Globe Shareholders meeting or the Business Combination?

A:	Globe Shareholders should call (Shareholders ); (Banks & Brokers ) with any questions about the Globe Shareholders meeting or the Business Combination.

You also are urged to consult your own legal, tax and/or financial advisors with respect to any aspect of the Business Combination, the Business Combination Agreement or other matters discussed in this proxy statement/prospectus.

SUMMARY

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that may be important to you. Accordingly, we urge you to carefully read the entire proxy statement/prospectus, including the Annexes and the documents referred to or incorporated by reference in this proxy statement/prospectus. Each item in this summary includes a page reference directing you to a more complete description of that item. See “Where You Can Find More Information” beginning on page 255 of this proxy statement/prospectus.

Information about the Companies

Globe Specialty Metals, Inc.

Globe Specialty Metals, Inc., together with its subsidiaries (collectively, “Globe Group”), is one of the world’s largest and most efficient producers of silicon metal and silicon-based alloys. Silicon metal, the Globe Group’s principal product, is used as a primary raw material in making silicone compounds, aluminum and polysilicon. The Globe Group’s silicon-based alloys are used as raw materials in making steel, automotive components and ductile iron. The Globe Group controls the supply of most of its raw materials, and the Globe Group captures, recycles and sells most of the by-products generated in its production processes.

Globe was incorporated in December 2004 pursuant to the laws of the State of Delaware under the name “International Metal Enterprises, Inc.” for the initial purpose to serve as a vehicle for the acquisition of companies operating in the metals and mining industries. In November 2006, the company changed its name to “Globe Specialty Metals, Inc.”

The principal executive offices of Globe are located at 600 Brickell Avenue, Suite 1500, Miami, FL 33131 and its telephone number at that address is (786) 509-6900.

Additional information about the Globe Group is included in documents incorporated by reference into this document. See “Where You Can Find More Information” beginning on page 255 of this proxy statement/prospectus.

Grupo FerroAtlántica, S.A.U.

Grupo FerroAtlántica, S.A.U. (“FerroAtlántica”) is a Spanish multinational company operating globally in the silicon metal, manganese- and silicon-based alloy and other specialty metals industries, with interests in hydroelectric power in Spain and France and quartz mining interests in France, Spain, Venezuela and South Africa. FerroAtlántica, together with its subsidiaries (collectively, “FerroAtlántica Group”), is a leading global silicon metal producer based on production output for 2014 and a leading global manganese- and silicon-based alloy producer based on production output for 2014. The FerroAtlántica Group currently operates fifteen electrometallurgy factories in Spain, France, Venezuela, South Africa and China and quartz mining activities in Spain and South Africa. The FerroAtlántica Group also operates twelve hydroelectric power plants in Spain and two hydroelectric power plants in France. FerroAtlántica is currently a wholly owned subsidiary of Grupo VM.

FerroAtlántica’s registered address is Torre Espacio, Paseo de la Castellana, 259 D Planta 49, 28046, Madrid, Spain and its telephone number at that address is +34-91-5903219.

VeloNewco Limited

VeloNewco Limited (“Holdco”), a private limited liability company organized under the laws of England and Wales, was incorporated on February 5, 2015, for the purpose of holding Globe and FerroAtlántica following completion of the Business Combination. To date, Holdco has not conducted any activities other than those incidental to its formation, the execution and performance of the Business Combination Agreement, the Business Combination, and the filings required to be made under applicable laws, including the U.S. securities laws, the laws of the State of Delaware, the laws of England and Wales, and antitrust and competition laws in connection with the Business Combination. Holdco’s registered address is c/o Legalinx Ltd, One Fetter Lane, London, EC4A 1BR, U.K. and its telephone number at that address is +44-800-9758080.

Following the Business Combination, Globe and FerroAtlántica will be wholly owned subsidiaries of Holdco. Based on the number of Holdco Class A Shares to be issued in the FerroAtlántica Stock Exchange and the number of Holdco Ordinary Shares to be issued in the Globe Merger in respect of the number of fully diluted Globe Shares outstanding on February 23, 2015, determined using the treasury stock method, Grupo VM and the former Globe Shareholders are expected to own approximately 57% and 43%, respectively, of Holdco after the completion of the Business Combination. The Holdco Ordinary Shares being registered pursuant to the registration statement on Form F-4 of which this proxy statement/prospectus forms a part are expected to be traded on the NASDAQ under the ticker symbol “GSM”.

Gordon Merger Sub, Inc.

Gordon Merger Sub, Inc. (“Globe Merger Sub”), a Delaware corporation wholly-owned by Holdco, was formed on February 3, 2015 for the purpose of effecting the Business Combination. Upon the terms and conditions set forth in the Business Combination Agreement, on the closing date of the Business Combination, Globe Merger Sub will be merged with and into Globe, with Globe surviving the merger as a wholly-owned subsidiary of Holdco. To date, Globe Merger Sub has not conducted any activities other than those incidental to its formation, the execution and performance of the Business Combination Agreement, and the Business Combination.

Globe Merger Sub’s address is c/o Corporation Service Company, 2711 Centerville Rd #400, Wilmington, DE 19808.

The Business Combination Agreement (Page 96)

A copy of the Business Combination Agreement is attached as Annex A to this proxy statement/prospectus. Please read the Business Combination Agreement carefully as it is the principal document that governs the Business Combination. For more information on the Business Combination and the Business Combination Agreement, see “The Business Combination Agreement” beginning on page 96 of this proxy statement/prospectus.

Pursuant to the terms and conditions of the Business Combination Agreement, Globe and FerroAtlántica have agreed to combine their businesses under Holdco, a newly created holding company organized under the laws of England and Wales. Based on the number of Holdco Class A Shares to be issued in the FerroAtlántica Stock Exchange and the number of fully diluted Globe Shares outstanding on the date of the Business Combination Agreement, determined using the treasury stock method, Grupo VM and former Globe Shareholders are expected to own approximately 57% and 43%, respectively, of Holdco.

Structure of the Business Combination (Page 96)

The proposed business combination will be effected in two principal transaction steps.

•	First, Holdco will acquire from Grupo VM all of the FerroAtlántica Shares in exchange for 98,078,161 Holdco Class A Shares, after which FerroAtlántica will be a wholly owned subsidiary of Holdco. In certain circumstances described in this proxy statement/prospectus, Grupo VM may be required to make additional cash contributions to FerroAtlántica (prior to completion of the Business Combination) or Holdco (after completion of the Business Combination) based upon FerroAtlántica’s Net Debt at the closing of the Business Combination. For the definition of “Net Debt”, see “The Business Combination Agreement—Grupo VM Adjustment” beginning on page 96 of this proxy statement/prospectus. We refer to the acquisition of the FerroAtlántica Shares by Holdco in exchange for Holdco Class A Shares as the “FerroAtlántica Stock Exchange”.

•	Immediately after the FerroAtlántica Stock Exchange, Globe Merger Sub will merge with and into Globe, with Globe surviving the merger as a wholly-owned subsidiary of Holdco. In the merger, each Globe Share will be converted into the right to receive one Holdco Ordinary Share. We refer to the merger of Globe Merger Sub with and into Globe as the “Globe Merger.” The Globe Merger is conditioned upon the completion of the FerroAtlántica Stock Exchange.

The following diagram illustrates the structure of the Business Combination:

The FerroAtlántica Stock Exchange (Page 96)

Subject to the terms and conditions of the Business Combination Agreement, Holdco will acquire all of the FerroAtlántica Shares in exchange for 98,078,161 Holdco Class A Shares, after which FerroAtlántica will be a wholly owned subsidiary of Holdco. In certain circumstances described in the accompanying proxy statement/prospectus, Grupo VM may be required to make additional cash contributions to FerroAtlántica (prior to completion of the Business Combination) or Holdco (after completion of the Business Combination) based upon FerroAtlántica’s Net Debt at the closing of the Business Combination. For the definition of “Net Debt”, see “The Business Combination Agreement—Grupo VM Adjustment” beginning on page 96 of this proxy statement/prospectus.

Globe Merger Consideration and Exchange Ratio (Page 98)

Subject to the terms and conditions of the Business Combination Agreement, at the completion of the Globe Merger, each outstanding Globe Share will be converted into the right to receive one Holdco Ordinary Share.

Difference between Holdco Ordinary Shares and Holdco Class A Shares (Page 215)

The Holdco Ordinary Shares and the Holdco Class A Shares will have the same rights, powers and preferences, and vote together as a single class, except for the right of the holders of Holdco Ordinary Shares to receive the net proceeds, if any, of a representations and warranties insurance policy (the “R&W Policy”) to be purchased by Holdco in connection with the Business Combination.

The R&W Policy insures Holdco, for the benefit of the holders of Holdco Ordinary Shares, against certain breaches of certain representations and warranties made by Grupo VM and FerroAtlántica in the Business Combination Agreement, subject to the deductibles, caps and other limitations contained in the R&W Policy. Under Holdco’s articles of association, Holdco would be required to distribute the aggregate net proceeds under the representations and warranties insurance policy, if any, to the holders of the Holdco Ordinary Shares. Holders of Holdco Class A Shares would not be entitled to participate in these distributions. Globe Shareholders are receiving Holdco Ordinary Shares so that Globe Shareholders may receive the benefit of distributions from the net proceeds, if any, of the R&W Policy. See “Comparison of Shareholder Rights Before and After the Business Combination,” beginning on page 221 of this proxy statement/prospectus.

Globe Stock Options and Stock-Based Awards (Page 99)

Under the Business Combination Agreement, at the time at which the Globe Merger becomes effective (the “Effective Time”), equity-based awards of Globe will be treated as follows:

Stock Options. Each option to acquire Globe Shares granted under any Globe equity plan that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, will be converted into an option to acquire, on the same terms and conditions as were applicable to the Globe stock option prior to the Globe Merger, a number of Holdco Ordinary Shares equal to the number of Globe Shares subject to such Globe stock option at an exercise price per Holdco Ordinary Share equal to the exercise price per Globe Share of such Globe stock option.

Restricted Stock Units. Each restricted stock unit award granted under any Globe equity plan that is outstanding immediately prior to the Effective Time, whether or not vested, shall be assumed by Holdco and shall be converted into a restricted stock unit award, on the same terms and conditions as were applicable to the Globe restricted stock units prior to the Globe Merger, in respect of the number of Holdco Ordinary Shares equal to the number of Globe Shares underlying such Globe restricted stock units.

Stock Appreciation Rights. Each stock appreciation right award granted under any Globe equity plan that is outstanding immediately prior to the Effective Time, whether or not vested, shall be assumed by Holdco and shall be converted into a stock appreciation right award, on the same terms and conditions as were applicable to the Globe stock appreciation right award prior to the Globe Merger, in respect of the number of Holdco Ordinary Shares equal to the number of Globe Shares underlying such Globe stock appreciation right, at an exercise price per Holdco Ordinary Share equal to the exercise price per Globe Share of such Globe stock appreciation right.

Restricted Shares. Each share of restricted stock granted under any Globe equity plan that is outstanding immediately prior to the Effective Time, whether or not vested, shall be assumed by Holdco and shall be converted into one restricted Holdco Ordinary Share, on the same terms and conditions as applied to the Globe restricted share prior to the Globe Merger.

Reasons for the Business Combination and Recommendation of the Globe Board (Page 77)

At its meeting held on February 22, 2015, the board of directors of Globe (the “Globe Board”) unanimously determined that the transactions contemplated by the Business Combination Agreement are consistent with, and will further, the business strategies and goals of Globe and are in the best interests of the Globe Shareholders, and approved and declared advisable the Original Business Combination Agreement and the transactions contemplated thereby. On May 5, 2015, the Globe Board approved the Business Combination Agreement, which made technical amendments to the Original Business Combination Agreement.

In approving the Original Business Combination Agreement and the Business Combination Agreement, the Globe Board considered a variety of factors in favor of the Business Combination, which are discussed in further detail in “Business Combination—Reasons for the Recommendation to Globe Shareholders by the Globe Board” on page 77.

The Globe Board recommends that you vote “FOR” the proposal to adopt the Business Combination Agreement.

Opinion of Goldman, Sachs & Co., Globe’s Financial Advisor (Page 86)

Goldman, Sachs & Co. (“Goldman Sachs”) delivered its oral opinion to the Globe Board, which was subsequently confirmed by delivery of a written opinion dated as of February 23, 2015, and based upon and subject to the factors and assumptions set forth therein and taking into account the FerroAtlántica Stock Exchange, that as of such date the conversion of each outstanding Globe Share into the right to receive one Holdco Ordinary Share (“Exchange Ratio”) pursuant to the Business Combination Agreement was fair from a financial point of view to the holders of Globe Shares. The opinion does not address the fairness of the Exchange Ratio to Grupo VM and its affiliates.

The full text of the written opinion of Goldman Sachs, dated February 23, 2015, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex G. Goldman Sachs provided its opinion for the information and assistance of the Globe Board in connection with its consideration of the Business Combination. The Goldman Sachs opinion is not a recommendation as to how any holder of Globe Shares should vote with respect to the Business Combination or any other matter.

Interests of Directors and Executive Officers in the Business Combination (Page 61)

Globe Shareholders should be aware that Globe directors and executive officers may have interests in the Business Combination that are different from, or in addition to, the interests of the Globe Shareholders. These interests may include, but are not limited to, the continued engagement and/or employment, as applicable, of certain directors and executive officers of Globe, the continued positions of certain directors of Globe as directors of Holdco, agreements that provide for enhanced severance upon a qualifying termination of employment in connection with a change in control, and the indemnification of and advancement of expenses to former Globe directors and executive officers by Holdco. These interests also include the treatment in the Business Combination of restricted stock units, stock options and other equity awards held by these directors and executive officers.

The Globe Board was aware of these potentially differing interests of Globe directors and executive officers and considered them, among other matters, in reaching its decision to approve the Business Combination Agreement and to recommend that Globe Shareholders vote in favor of the proposal to adopt the Business Combination Agreement.

For further information with respect to arrangements between Globe and its named executive officers, see the information included under “Proposal 3—Advisory Vote on Business Combination-Related Compensation for Globe’s Named Executive Officers—Golden Parachute Compensation” beginning on page 247 of this proxy statement/prospectus.

Governance and Management of Holdco (Page 100)

At the completion of the Business Combination, Holdco will have a Board of Directors consisting of nine directors with four directors to be designated by the Globe Board from among its current members and five directors to be designated by Grupo VM. Alan Kestenbaum, who is currently Executive Chairman of Globe, will be appointed as executive chairman of the Holdco Board and will be one of the Globe designees. Grupo VM has determined to designate Javier López Madrid as executive vice-chairman of the Holdco Board and a Grupo VM designee. At least one of the Grupo VM designees and three of the Globe designees are required to qualify as “independent directors”, as such term is defined in the NASDAQ stock market rules and applicable law. Upon completion of the Business Combination, the Holdco Board will have the following four committees: an Audit Committee, a Nominating and Corporate Governance Committee, a Compensation Committee and a BCA Special Committee (as described in “The Business Combination Agreement—Post-Business Combination Governing Documents and Additional Matters Concerning Holdco” beginning on page 101 of this proxy statement/prospectus), each of which will consist of three members of the Holdco Board. The Audit Committee and the Compensation Committee will contain two Grupo VM designees and one Globe designee, in each case subject to the NASDAQ stock market rules, including any director independence requirements applicable to Holdco, and applicable law. Two independent Globe designees will constitute a majority of the Nominating and Corporate Governance Committee and the BCA Special Committee, and one independent Grupo VM designee will serve on the BCA Special Committee.

After the completion of the Business Combination, Mr. Jeff Bradley, current CEO of Globe, and Mr. Pedro Larrea Paguaga, current Chairman and CEO of FerroAtlántica, will act as co-Chief Executive Officers of Holdco. Prior to the completion of the Business Combination, the Holdco Board is expected to adopt a resolution providing for the appointments of certain other members of management of Holdco and the establishment of the responsibilities of the executive chairman and executive vice-chairman of the Holdco Board. The remaining Holdco senior management team has not yet been determined, but it is expected that the senior management will be comprised of current Globe and FerroAtlántica officers.

Holdco Articles (Page 159)

Grupo VM, as the sole shareholder of Holdco prior to the Globe Merger, will adopt Amended and Restated Articles of Association of Holdco (the “Holdco Articles”), to be effective at the completion of the Business Combination. The Holdco Articles provide for director appointments consistent with the Business Combination Agreement, the Grupo VM Shareholder Agreement and the AK Shareholder Agreement. See “The Business Combination Agreement”, “Grupo VM Shareholder Agreement” and “AK Shareholder Agreement”, beginning on pages 96, 120 and 125, respectively, of this proxy statement/prospectus. Pursuant to the Holdco Articles, the Holdco Board will consist of nine directors, which number may not be changed without the approval of two-thirds of the entire Holdco Board prior to the first date on which Grupo VM and its affiliates in the aggregate beneficially own less than 15% of the Holdco Shares, which date we refer to as the “Sunset Date”. Prior to the Sunset Date, Grupo VM will have the right to nominate that number of directors to the Holdco Board proportionate to its share ownership, generally rounded up to the nearest whole number of directors. Until Grupo VM no longer has the right to designate or nominate a majority of the Holdco Board and Grupo VM directors no longer constitute the majority of the Holdco Board (the “Decrease Date”), the Globe independent directors of Holdco will have the exclusive right to nominate directors for election at annual shareholders meetings subject to the rights of Grupo VM and Mr. Kestenbaum to nominate individuals or be nominated to be a member of the Holdco Board. Prior to the third anniversary of the adoption of the Holdco Articles, if Mr. Kestenbaum is not serving as Executive Chairman of

Holdco, the Holdco Articles provide that Grupo VM and/or the Globe independent directors may submit the names of one or more person(s) to the Nominating and Corporate Governance Committee for consideration to be appointed as a director of Holdco and act as the Executive Chairman. If the Nominating and Corporate Governance Committee recommends any of those person(s) to the Holdco Board, prior to the third anniversary of the Holdco Articles or the Sunset Date, whichever is earlier, two-thirds of the entire Holdco Board (including at least one Globe independent director) must approve such recommended person in order for such person to be approved as a director. On or after the third anniversary of the adoption of the Holdco Articles, if Mr. Kestenbaum is not serving as Executive Chairman of Holdco, the Board may determine that the chief executive officer of Holdco should serve as a member of the Holdco Board, provided that if the chief executive officer of Holdco is an affiliate of Grupo VM or was a Grupo VM designee prior to such determination, he or she will be deemed to be a Grupo VM designee. Holdco directors must be qualified to serve under applicable law, the NASDAQ stock market rules and Holdco polices, and also satisfy standards of character and experience.

The Holdco Articles provide that certain extraordinary actions described under “Business of Holdco and Certain Information About Holdco—Meetings and Decision Making—Matters Requiring Two-Thirds Board Approval” beginning on page 161 of this proxy statement/prospectus require approval of two-thirds of the entire Holdco Board prior to the Sunset Date, including, if Mr. Kestenbaum is not serving as Executive Chairman of Holdco, the approval of at least one independent director of Holdco. In addition, for a period of up to three years after completion of the Business Combination, the Holdco Articles provide that certain actions described under “Business of Holdco and Certain Information About Holdco—Meetings and Decision Making—Matters Requiring Majority Board Approval and Executive Chairman” beginning on page 162 of this proxy statement/prospectus require approval of a majority of the entire Holdco Board, including the Executive Chairman.

The foregoing description of the Holdco Articles does not purport to be complete and is subject to, and qualified in its entirety by, the full text of such document, a copy of which is filed herewith as Annex F, and is hereby incorporated by reference herein.

Listing of Holdco Ordinary Shares on Stock Exchange (Page 216)

Globe Shares are currently quoted on the NASDAQ under the symbol “GSM”. It is a condition to Closing that the Holdco Ordinary Shares be approved and authorized for listing on the NASDAQ, subject to official notice of issuance. Globe and Grupo VM will use their commercially reasonable efforts to cause the Holdco Ordinary Shares to be approved for listing on the NASDAQ under ticker symbol “GSM” prior to the Effective Time.

Only the Holdco Ordinary Shares are expected to be traded on the NASDAQ. Each Holdco Class A Share will automatically convert into one Holdco Ordinary Share upon the earlier of (i) the twentieth Business Day after the expiration of the R&W Policy; (ii) the establishment of a trust, the transfer of the R&W Policy to such trust in exchange for participation units and the distribution of such participation units to the holders of Holdco Ordinary Shares; and (iii) its transfer to any person or entity which is not, broadly, Grupo VM, any Grupo VM family member or any affiliate of Grupo VM or a Grupo VM family member. In addition, for so long as the Holdco Class A Share structure remains in place, any Holdco Ordinary Share acquired by Grupo VM, any Grupo VM family member or any affiliate of Grupo VM or a Grupo VM family member, will be automatically converted into one Holdco Class A Share.

The Holdco Ordinary Shares issuable in connection with the Business Combination will be freely transferable under the Securities Act.

Material U.S. Tax Consequences of the Business Combination (Page 130)

The Globe Merger. The Globe Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and/or as a transaction described in Section 351(a) of the Code, generally with no gain or loss recognition to U.S. holders of Globe Shares for U.S. federal income tax purposes. It is a condition to Closing that Latham deliver to Globe, and Cravath deliver to Grupo VM, their respective opinions dated as of the Closing

Date and substantially to the effect that (1) the Globe Merger should qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code and/or as a transaction described in Section 351(a) of the Code, and (2) the Globe Merger should not result in gain being recognized because of the application of Section 367(a)(1) of the Code, other than with respect to any holder of Globe Shares that would be a “five-percent transferee shareholder” of Holdco (within the meaning of U.S. Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) following the Globe Merger and that does not enter into a five-year gain recognition agreement in the form provided in U.S. Treasury Regulations Section 1.367(a)-8(c) (the “Intended U.S. Tax Treatment”).

Assuming these conclusions are ultimately sustained, and subject to the discussion below in “Material United States Federal Income Tax Consequences—The Globe Merger—U.S. Holders—Characterization of the Right to Receive Preferential Dividends”, a U.S. holder of Globe Shares generally will not recognize any gain or loss upon receipt of Holdco Ordinary Shares in exchange for Globe Shares in the Globe Merger. If either of these conclusions were to be challenged by the IRS and such challenge were to be sustained, then each U.S. holder of Globe Shares would recognize gain (and might not be allowed to recognize loss) equal to the difference between the sum of the fair market value of the Holdco Ordinary Shares and its tax basis in the Globe Shares surrendered in exchange therefor, as calculated separately for each block of Globe Shares.

The conclusions in the tax opinions will not be free from doubt, as there are significant factual and legal uncertainties concerning them. In particular, Section 367(a) of the Code and the applicable U.S. Treasury Regulations promulgated thereunder require that in order for U.S. holders of Globe Shares to avoid recognizing gain on the exchange of their Globe Shares in the Globe Merger, certain requirements must be met, including that the fair market value of Holdco equal or exceed that of Globe at the Effective Time. The relevant law is not clear and there are significant factual and legal uncertainties concerning the determination of fair market value for this purpose, including taking into account several factors in addition to the estimated ratio of ownership of Holdco Shares by Globe Shareholders following the Globe Merger, which is expected to be approximately 43% (the “Estimated Ownership Ratio”). If at the Effective Time the fair market value of Globe were found to exceed that of Holdco for purposes of Section 367(a), a U.S. holder of Globe Shares would recognize gain (but not loss) based on the amount such U.S. holder realizes in the Globe Merger, as calculated separately for each block of Globe Shares. Moreover, none of Globe, FerroAtlántica, Grupo VM, Holdco or Globe Merger Sub intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the Globe Merger. The tax opinions only address the Intended U.S. Tax Treatment and do not address other U.S. tax consequences, including those that would apply to certain non-U.S. holders if the Globe Shares constitute a U.S. real property interest. For additional information, see “Material United States Federal Income Tax Consequences” beginning on page 130 of this proxy statement/prospectus.

Tax matters are very complicated, and the tax consequences of the Globe Merger to each U.S. holder of Globe Shares may depend on such shareholder’s particular facts and circumstances. Holders of Globe Shares are urged to consult their tax advisors to understand fully the tax consequences to them of the Globe Merger.

Material U.K. Tax Consequences of the Business Combination (Page 138)

The receipt of Holdco Ordinary Shares by a Globe Shareholder who is resident for tax purposes in the United Kingdom in respect of, and in proportion to, such shareholder’s Globe Shares pursuant to the Globe Merger may (on the basis and subject to the matters described in the section entitled “Material U.K. Tax Consequences”), be treated as a scheme of reconstruction for the purposes of U.K. capital gains tax and corporation tax on chargeable gains (“CGT”). On that basis, a Globe Shareholder would not be treated as making a disposal of their Globe Shares and, therefore, no liability for CGT would arise in respect of the receipt of Holdco Ordinary Shares by a Globe Shareholder pursuant to the Globe Merger. For the purposes of CGT, the Holdco Ordinary Shares received by a Globe Shareholder would be treated as the same asset, acquired at the same time and for the same amount, as the Globe Shares in respect of which they are issued.

If the “rollover” treatment described above is not available, a Globe Shareholder would be treated as having made a full disposal of their Globe Shares and may, depending on such shareholder’s personal circumstances, be liable to pay CGT.

For a further discussion of the material U.K. tax consequences of the Globe Merger to Globe Shareholders, see “Material United Kingdom Tax Consequences”, beginning on page 138 of this proxy statement/prospectus.

Tax matters are very complicated and the tax consequences of the Globe Merger to U.K. tax resident holders of Globe Shares may depend on such holder’s particular facts and circumstances. Holders of Globe Shares are urged to consult their tax advisors to understand fully the tax consequences to them of the Globe Merger.

Material Spanish Tax Consequences of the Business Combination (Page 142)

The FerroAtlántica Stock Exchange is intended to either (1) qualify as a “share-for-share exchange” (canje de valores) under the Spanish corporate income tax neutrality framework and thus benefit from the tax neutrality regime, or (2) not generate Spanish taxable income for Grupo VM pursuant to the Spanish corporate income tax participation exemption, as determined by Grupo VM in its own discretion (the “Intended Spanish Tax Treatment”). It is a condition to Closing that Uría Menéndez Abogados, S.L.P. deliver to Grupo VM an opinion dated as of the Closing Date to the effect that the FerroAtlántica Stock Exchange should qualify for the Intended Spanish Tax Treatment. The conclusions in this opinion will rely on a number of factual and legal assumptions related to Grupo VM, Holdco, FerroAtlántica and its subsidiaries, and will refer exclusively to Spain and Spanish laws currently in force and to current Spanish administrative interpretations.

No Solicitation of Transactions and Change in Recommendation (Page 107)

Under the Business Combination Agreement, Globe agreed (i) to cease any discussions or negotiations existing on the date of the Business Combination Agreement with any persons with respect to, (ii) not to solicit, initiate or knowingly encourage any proposal which may lead to and (iii) not to engage in any discussions or negotiations or cooperate with any person with respect to any inquiries regarding, or the making of, any “competing proposal” relating to a merger, reorganization or similar transaction, the acquisition of 20% or more of the consolidated assets of Globe and its subsidiaries, the acquisition of 20% or more of the Globe Shares or any purchase, tender or exchange offer resulting in any person owning 20% or more of the Globe Shares. Notwithstanding these general prohibitions, subject to certain conditions, at any time prior to the adoption of the Business Combination Agreement by the Globe Shareholders, the Globe Board may provide information to and negotiate with a competing bidder if:

•	such competing proposal constitutes or would reasonably be expected to lead to a superior proposal; and

•	the Globe Board concludes in good faith, after consultation with legal advisors, that failure to take such action with respect to such competing proposal would be inconsistent with its fiduciary duties under applicable law.

Globe must provide FerroAtlántica with notice of, and other disclosure related to, any competing proposals.

Notwithstanding the foregoing provisions of the Business Combination Agreement, prior to the Globe Shareholders’ adoption of the Business Combination Agreement, the Globe Board may, in response to any bona fide written competing proposal, effect an adverse recommendation change or terminate the Business Combination Agreement to enter into an alternative acquisition agreement or both, if the Globe Board determines in good faith, after consultation with outside financial and legal advisors, that such competing proposal constitutes a superior proposal relating to a merger, reorganization or similar transaction, the acquisition of 50% or more of the consolidated assets of Globe and its subsidiaries, the acquisition of 50% or more of the Globe Shares or any purchase, tender or exchange offer resulting in any person owning 50% or more of the Globe Shares, is reasonably likely to be consummated and is more favorable to the Globe Shareholders from a financial point of view; provided that Globe provides FerroAtlántica with 48 hours’ notice of its intention to make an adverse recommendation change.

In addition to the obligations of Globe referenced above, Globe will within 48 hours notify FerroAtlántica orally and in writing of the identity of the person making any competing proposal and a copy of the competing proposal (or where no such copy is available, a reasonably detailed description of the competing proposal), and if requested by FerroAtlántica, engage in good faith negotiations with FerroAtlántica regarding any changes proposed by FerroAtlántica to the terms of the Business Combination Agreement.

Furthermore, the Globe Board may make an adverse recommendation change if the Globe Board determines in good faith after consultation with its outside legal and financial advisors, that the failure to change its recommendation would be inconsistent with its fiduciary duties under applicable law. See “The Business Combination Agreement—Covenants—No Solicitation of Transactions” beginning on page 107 of this proxy statement/prospectus.

Conditions to Completing the Business Combination (Page 112)

Currently, we expect to complete the Business Combination in the fourth quarter of 2015. As more fully described in the Business Combination Agreement, the obligations of each party to effect the Business Combination depend on a number of conditions being satisfied or, to the extent legally permissible, waived. These conditions include:

•	adoption of the Business Combination Agreement by the Globe Shareholders;

•	the Holdco Ordinary Shares having been approved for listing on the NASDAQ;

•	no governmental entity of competent jurisdiction enacting any law or issuing any order or injunction that prohibits or makes illegal consummation of the Business Combination;

•	the registration statement, of which this proxy statement/prospectus forms a part, being declared effective by the Securities and Exchange Commission (the “SEC”) and not being subject to any stop order suspending its effectiveness;

•	any waiting period (or any extension thereof) required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the competition laws of Spain, Germany and South Africa having expired or been terminated and (to the extent applicable) any such competition approvals having been obtained; and

•	the actions necessary to cause the FerroAtlántica Stock Exchange and Globe Merger to become effective having been taken by the parties.

In addition, the obligations of each of Globe, Grupo VM and FerroAtlántica to effect the Business Combination are subject to satisfaction or waiver of the following conditions:

•	the accuracy of the other party’s representations and warranties (subject to certain qualifications), and the receipt of a certificate signed by the other party’s duly authorized officer as to the satisfaction of this condition;

•	the compliance by the other party, in all material respects, with their obligations under the Business Combination Agreement, and the receipt of a certificate signed by the other party’s duly authorized officer as to the satisfaction of this condition;

•	the absence, since the date of the Business Combination Agreement, of a material adverse effect on the other party;

•	the receipt by each of Globe and Grupo VM of legal opinions from their respective counsels with respect to certain tax consequences of the Business Combination; and

•	the delivery of certain documents by each of the parties.

In addition, the obligation of Globe to effect the Business Combination is subject to satisfaction or waiver of the following condition:

•	Grupo VM shall not have made the adjustment threshold election to reduce a required cash contribution below certain levels. See “The Business Combination Agreement—Grupo VM Adjustment” beginning on page 96 of this proxy statement/prospectus.

Termination (Page 114)

Globe and FerroAtlántica may jointly agree to terminate the Business Combination Agreement at any time. In addition, either Globe or FerroAtlántica may terminate the Business Combination Agreement in various circumstances, including a failure to obtain the requisite Globe Shareholder approval, failure (on a final and non-appealable basis) to obtain certain necessary governmental approvals, or failure to complete the Business Combination by November 23, 2015 (subject to the right of either party to extend this date to May 21, 2016 in certain circumstances).

FerroAtlántica may terminate the Business Combination Agreement if the Globe Board changes its recommendation for the Business Combination, or, under certain circumstances, Globe breaches certain of its representations and warranties or fails to comply with its obligations under the Business Combination Agreement.

Globe may terminate the Business Combination Agreement if prior to the Globe Shareholder approval, the Globe Board enters into a definitive acquisition agreement with respect to a superior proposal and Globe has paid the termination fee described below, or under certain circumstances, Holdco, Grupo VM or FerroAtlántica breaches certain of their representations and warranties or fails to comply with their obligations under the Business Combination Agreement.

Termination Fees and Expense Reimbursement (Page 115)

Under the Business Combination Agreement, Globe will be required to pay FerroAtlántica a termination fee of $25 million if:

•	Prior to receipt of the Globe Shareholder approval, the Globe Board determines to enter into a definitive acquisition agreement with respect to a superior proposal;

•	FerroAtlántica terminates the Business Combination Agreement upon a change of board recommendation by the Globe Board; or

•	A competing proposal for Globe is publicly announced and both the Business Combination Agreement is subsequently terminated by FerroAtlántica due to Globe’s failure to obtain the necessary shareholder vote and within six months after such termination, Globe enters into a definitive acquisition agreement in respect to the competing proposal.

Under the Business Combination Agreement, expense reimbursement of up to $10 million is payable to:

•	FerroAtlántica by Globe if FerroAtlántica terminates due to a breach by Globe; or

•	Globe by FerroAtlántica if Globe terminates due to a breach by FerroAtlántica, Holdco or Grupo VM.

Regulatory Matters (Page 127)

Under the Business Combination Agreement, the completion of the Business Combination is conditioned on the receipt of antitrust and competition approvals (or the expiration of the applicable waiting periods) in several jurisdictions, including the U.S., Spain, Germany and South Africa. Globe and FerroAtlántica have submitted notifications in each jurisdiction where required.

At any time before completion of the Business Combination, the U.S. Department of Justice Antitrust Division, the U.S. Federal Trade Commission (the “FTC”), a U.S. state attorney general, or other U.S. or foreign regulatory authorities could take action under the relevant antitrust, competition or foreign investment laws, including seeking to enjoin or prohibit the combination or require modifications, seeking divestiture of substantial assets and businesses of Globe or FerroAtlántica or their subsidiaries, or requiring operational restrictions on the parties’ assets and businesses. Certain of these regulatory authorities may also take such actions after the Business Combination has been consummated. Private parties may also bring legal actions under the antitrust and competition laws under certain circumstances.

Antitrust and competition approvals (or the expiration of the applicable waiting periods) in the U.S., Spain, Germany and South Africa are conditions to completion of the Business Combination. In connection with antitrust approvals or clearances, neither Globe nor FerroAtlántica is required to divest assets in North America or Western Europe, which would be deemed to result in a material and adverse effect on its business. While the parties believe that the Business Combination can be effected in compliance with all applicable regulatory laws, there can be no assurance that the antitrust, competition or foreign investment authorities will terminate or permit the applicable waiting periods to expire, or approve or clear the Business Combination at all, or that they will do so without restrictions or conditions. There is also no assurance that a challenge to the completion of the Business Combination under the antitrust, competition or foreign investment laws will not be made or that, if such a challenge were made, the parties would prevail or would not be required to accept certain conditions, possibly including divestitures and conduct restrictions, in order to complete the Business Combination.

Filings were made with the relevant competition authorities in Germany on March 2, 2015, in the U.S. on March 9, 2015 and in South Africa on March 12, 2015. Following submission of the relevant information by FerroAtlántica, on March 12, 2015 the Spanish competition authority communicated to FerroAtlántica its preliminary view that the transaction failed to meet the merger control notification thresholds in Spain. The parties subsequently determined that no merger control filing was required in Spain. The competition authorities in Germany cleared the transaction on March 30, 2015. On April 8, 2015, FerroAtlántica voluntarily withdrew its filing with the competition authorities in the U.S. and refiled its notification on April 10, 2015. On May 11, 2015, the Department of Justice issued a request for additional information to each of Globe and Grupo VM, which extends the waiting period until 30 days after each party substantially complies with the request. On June 9, 2015, the competition commission of South Africa approved the Business Combination. The authorities applied certain conditions to which the parties have agreed that are intended to reasonably continue Globe’s investment in its Siltech facility in South Africa and the business relationships with local South African customers and suppliers following completion of the Business Combination. The parties believe these conditions will not be material to Holdco’s business, financial condition or results of operation. As of the date of this document, clearance from the U.S. is pending.

Stock Ownership of Directors and Executive Officers (Page 244)

At the close of business on the record date, directors and executive officers of Globe and their affiliates were entitled to vote                  Globe Shares, or approximately     % of the Globe Shares outstanding and entitled to vote on that date. Each of Globe’s directors and executive officers has indicated his present intention to vote his Globe Shares in favor of each of the proposals to be presented at the Globe Shareholders meeting, although none of them other than Mr. Kestenbaum (as described below) has entered into any agreement obligating them to do so.

Appraisal Rights (Page 65)

Under Section 262 of the General Corporation Law of the State of Delaware, as amended (“DGCL”), no appraisal rights will be available to holders of Globe Shares in connection with the Business Combination and Globe Merger. See “Proposal No. 1—The Business Combination Proposal—Appraisal Rights” on page 65.

AK Voting Agreement (Page 119)

On February 23, 2015, Alan Kestenbaum entered into a voting agreement with Grupo VM (the “AK Voting Agreement”) in connection with the Business Combination Agreement. Under the AK Voting Agreement, Mr. Kestenbaum has agreed to vote his Globe Shares in favor of the adoption of the Business Combination Agreement. Mr. Kestenbaum also agreed that he would not vote his Globe Shares in favor of any competing proposal, enter into any voting arrangement inconsistent with the AK Voting Agreement or otherwise solicit any competing proposals, subject to exceptions applicable to Mr. Kestenbaum as a representative of Globe under the Business Combination Agreement. Subject to certain exceptions, Mr. Kestenbaum agreed not to transfer his Globe Shares during the effectiveness of the AK Voting Agreement. The AK Voting Agreement terminates upon the earliest of the mutual agreement of Grupo VM and Mr. Kestenbaum, the effective time of the Globe Merger, a change in recommendation by the Globe Board pursuant to the Business Combination Agreement and the termination of the Business Combination Agreement in accordance with its terms. The Globe Shares held by Mr. Kestenbaum and subject to the AK Voting Agreement represented approximately 12.1% of the voting power of Globe as of April 27, 2015, determined without regard to stock options or restricted stock units held by Mr. Kestenbaum that are not entitled to vote at the Globe Shareholders Meeting.

The foregoing description of the AK Voting Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of such agreement, a copy of which is filed herewith as Annex B, and is hereby incorporated by reference herein.

Grupo VM Shareholder Agreement (Page 120)

As a condition to completion of the Business Combination, Grupo VM will enter into a shareholder agreement with Holdco to provide for certain rights and obligations with respect to its Holdco Shares (the “Grupo VM Shareholder Agreement”). Under the Grupo VM Shareholder Agreement, Grupo VM will have the right to nominate the number of directors for the Holdco Board that is proportionate to its share ownership and to designate one of the Grupo VM designees to serve as executive vice-chairman of the Holdco Board. The Grupo VM Shareholder Agreement also provides that Grupo VM designees will be proportionately represented on each committee of the Holdco Board, subject to the NASDAQ stock market rules, except that the Globe independent directors will constitute a majority of the Nominating and Corporate Governance Committee and the BCA Special Committee will be composed of two Globe independent directors and one independent Grupo VM director.

Grupo VM will agree to vote its Holdco Shares to cause the election or reelection, as applicable, of the Grupo VM director nominees and the other persons nominated by the Holdco Board for election of directors. Grupo VM will also agree not to vote its Holdco Shares to cause the removal of the Globe independent directors or Alan Kestenbaum or any replacement of Alan Kestenbaum.

Subject to certain exceptions, Grupo VM will have preemptive rights to subscribe for up to its proportionate share of any Holdco Shares issued in connection with any primary offerings. The Grupo VM Shareholder Agreement (i) will also restrict the ability of Grupo VM and its affiliates to acquire additional Holdco Shares and (ii) will contain a standstill provision that limits certain proposals and other actions that can be taken by Grupo VM or its affiliates with respect to Holdco, in each case, subject to certain exceptions. The Grupo VM Shareholder Agreement will restrict the manner by which, and persons to whom, Grupo VM or its affiliates may transfer Holdco Shares. The Grupo VM Shareholder Agreement will terminate on the first date on which Grupo VM and its affiliates hold less than 15% of the outstanding Holdco Shares.

The foregoing description of the Grupo VM Shareholder Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of such agreement, a copy of which is filed herewith as Annex C, and is hereby incorporated by reference herein. See also “Grupo VM Shareholder Agreement” beginning on page 120 of this proxy statement/prospectus.

AK Shareholder Agreement (Page 125)

As a condition to completion of the Business Combination, Alan Kestenbaum and certain of his affiliates will enter into a shareholder agreement with Holdco to provide for certain rights and obligations with respect to their Holdco Ordinary Shares (the “AK Shareholder Agreement”). Under the AK Shareholder Agreement, so long as Mr. Kestenbaum and his affiliates own at least 1% of the total issued and outstanding Holdco Shares, Mr. Kestenbaum and his affiliates will vote their Holdco Ordinary Shares to cause the election or reelection, as applicable, of the Grupo VM director nominees and the other persons nominated by the Holdco Board for election of directors. On the effective date of the Globe Merger, Mr. Kestenbaum will be appointed as Executive Chairman of the Holdco Board and, so long as he is serving in such capacity, he will be entitled to be nominated for election as a director at any meeting of the Holdco shareholders called for the purpose of electing directors.

The AK Shareholder Agreement also contains certain tax covenants related to the Intended U.S. Tax Treatment. Each of Mr. Kestenbaum and Holdco will comply with applicable tax reporting and record-keeping requirements and, except as required by law, neither party will take a tax position that is inconsistent with the Intended U.S. Tax Treatment.

Mr. Kestenbaum will enter into a “gain recognition agreement” with the IRS if he is treated as a “five-percent transferee shareholder” of Holdco following the Globe Merger, and will enter into subsequent “gain recognition agreements” with respect to actions or transactions taken by Holdco or its affiliates, as required under applicable law (any such agreement, a “Gain Recognition Agreement”). Under the AK Shareholder Agreement, Holdco and its affiliates will agree not to take any action that would reasonably be expected to cause Mr. Kestenbaum to incur tax under a Gain Recognition Agreement. In addition, Holdco will agree to indemnify Mr. Kestenbaum against certain taxes and liabilities arising as a result of a breach of the tax covenants made by Holdco in the AK Shareholder Agreement.

The AK Shareholder Agreement will terminate upon the later of (i) Mr. Kestenbaum no longer acting as Executive Chairman of Holdco or (ii) the aggregate total issued and outstanding Holdco Shares owned by Mr. Kestenbaum and his affiliates falling below 1%; provided that the tax covenants and indemnification obligation will survive until such time as set forth in the AK Shareholder Agreement.

The foregoing description of the AK Shareholder Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of such agreement, a copy of which is filed herewith as Annex D, and is hereby incorporated by reference herein.

Registration Rights Agreement (Page 126)

As a condition to completion of the Business Combination, Grupo VM, Mr. Kestenbaum and Holdco will enter into a registration rights agreement (the “Registration Rights Agreement”). The Registration Rights Agreement will govern Grupo VM’s and Mr. Kestenbaum’s respective rights and obligations with respect to the registration for resale of the Holdco Shares held by Grupo VM and Mr. Kestenbaum following the Business Combination. Pursuant to the Registration Rights Agreement, both Grupo VM and Mr. Kestenbaum will have customary demand registration rights and piggy-back registration rights. Upon written request, Holdco will be required to prepare and file a shelf registration statement with the SEC for the Holdco Shares held by Grupo VM and Mr. Kestenbaum and maintain the effectiveness of such shelf registration statement until the earlier of three years after the shelf has been declared effective or the date upon which there are no longer any registerable securities outstanding. Grupo VM and Mr. Kestenbaum will also have withdrawal rights upon notice to Holdco prior to the effective date of any related registration statements and have agreed to enter into customary lock-up agreements in connection with any public offerings of the Holdco Shares.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of such agreement, a copy of which is filed herewith as Annex E, and is hereby incorporated by reference herein.

Accounting Treatment (Page 64)

The Business Combination will be accounted for using the acquisition method of accounting for business combinations under International Financial Reporting Standards (“IFRS”), with FerroAtlántica treated as the accounting acquirer. Under this method of accounting, any excess of (i) the aggregate of the acquisition consideration transferred and any non-controlling interest in Globe over (ii) the aggregate of the fair values as of the closing date of the Business Combination of the assets acquired and liabilities assumed will be recorded as goodwill. The acquisition consideration is the fair value on the closing date of the Business Combination of the Holdco Ordinary Shares issued to Globe Shareholders in connection with the Business Combination.

Comparison of Shareholder Rights Before and After the Business Combination (Page 221)

As a result of the Business Combination, Globe Shareholders will become holders of Holdco Ordinary Shares and will have different rights as holders of Holdco Ordinary Shares than they had as holders of Globe Shares. The differences between the rights of these respective holders result from the differences between Delaware and English law and the respective governing documents of Globe and Holdco. For additional information on the Holdco Ordinary Shares and the Globe Shares, please see “Comparison of Shareholder Rights Before and After the Business Combination” beginning on page 221 of this proxy statement/prospectus.

Litigation Related to the Business Combination (Page 128)

On March 23, 2015, a purported Globe Shareholder filed a putative class action lawsuit on behalf of Globe Shareholders challenging the Business Combination in the Court of Chancery of the State of Delaware. The action, captioned Fraser v. Globe Specialty Metals, Inc., et al., C.A. No. 10823-VCG, named as defendants Globe, the members of its board of directors, Grupo VM, FerroAtlántica, Globe Merger Sub and Holdco. The complaint alleged, among other things, that Globe’s directors, aided and abetted by Globe, Grupo VM, FerroAtlántica, Globe Merger Sub and Holdco, breached their fiduciary duties in agreeing to the Business Combination for inadequate consideration and that certain provisions in the Business Combination Agreement unfairly deterred a potential alternative transaction. The action sought to enjoin or rescind the Business Combination, damages, and attorneys’ fees and costs.

On April 1, 2015, a purported Globe Shareholder filed a putative class action lawsuit on behalf of Globe Shareholders challenging the Business Combination in the Court of Chancery of the State of Delaware. The action, captioned City of Providence v. Globe Specialty Metals, Inc., et al., C.A. No. 10865-VCG, named as defendants Globe, the members of its board of directors, its Chief Executive Officer, Grupo VM, FerroAtlántica, Globe Merger Sub and Holdco. The complaint alleged, among other things, that Globe’s board of directors and Chief Executive Officer, aided and abetted by Grupo VM, FerroAtlántica, Globe Merger Sub and Holdco, breached their fiduciary duties by entering into the Business Combination for inadequate consideration and that certain provisions in the Business Combination Agreement unfairly deterred a potential alternative transaction. The complaint further alleged, among other things, that Globe’s Executive Chairman and Chief Executive Officer, aided and abetted by Grupo VM, FerroAtlántica, Globe Merger Sub and Holdco, breached their fiduciary duties by negotiating the Business Combination Agreement, and, in the case of the Executive Chairman, by entering into a voting agreement in favor of the Business Combination Agreement, out of self-interest. The action sought to enjoin the Business Combination, to order the board of directors to obtain an alternate transaction, damages, and attorneys’ fees and costs.

On April 10, 2015, a purported Globe Shareholder filed a putative class action lawsuit on behalf of Globe Shareholders challenging the Business Combination in the Court of Chancery of the State of Delaware. The action, captioned Int’l Union of Operating Engineers Local 478 Pension Fund v. Globe Specialty Metals, Inc., et al., C.A. No. 10899-VCG, named as defendants Globe, the members of its board of directors, its Chief Executive Officer, Grupo VM, FerroAtlántica, Globe Merger Sub and Holdco. The complaint made identical allegations and sought the same relief sought in City of Providence v. Globe Specialty Metals, Inc., et al., C.A. No. 10865-VCG.

On April 21, 2015, a purported Globe Shareholder filed a putative class action lawsuit on behalf of Globe Shareholders challenging the Business Combination in the Court of Chancery of the State of Delaware. The action, captioned Cirillo v. Globe Specialty Metals, Inc., et al., C.A. No. 10929-VCG, named as defendants Globe, the members of its board of directors, Grupo VM, FerroAtlántica, Globe Merger Sub and Holdco. The complaint alleged, among other things, that Globe’s directors, aided and abetted by Globe, Grupo VM, FerroAtlántica, Globe Merger Sub and Holdco, breached their fiduciary duties in agreeing to the Business Combination for inadequate consideration and that certain provisions in the Business Combination Agreement unfairly deterred a potential alternative transaction. The action sought to enjoin or rescind the Business Combination, disclosure of information, damages, and attorneys’ fees and costs.

On May 4, 2015, the Court of Chancery of the State of Delaware consolidated these four actions for all purposes into C.A. No. 10865-VCG, now captioned In re Globe Specialty Metals, Inc. Stockholders Litigation, Consolidated C.A. No. 10865-VCG. The Court further designated the complaint filed in C.A. No. 10865-VCG as the operative complaint in the consolidated action. Plaintiffs filed a motion for a preliminary injunction seeking to enjoin Globe from convening a special meeting of Globe Shareholders to vote on the proposal to adopt the Business Combination Agreement or consummating the Business Combination. In addition, Plaintiffs filed a motion for expedited proceedings, and supporting brief, in which they requested that the Court schedule a trial in this action before the Globe Shareholders vote on the Business Combination. Defendants filed an opposition brief in which they objected to Plaintiffs’ motion for expedited proceedings to the extent it seeks expansive discovery and an expedited trial on the merits in lieu of a preliminary injunction hearing. Subsequently, the parties reached agreement on the scope of expedited discovery. The Court scheduled a hearing on Plaintiffs’ motion for a preliminary injunction for August 26, 2015.

On June 15, 2015, Plaintiffs filed an amended consolidated class action complaint, realleging, among other things, that Globe’s board of directors and Chief Executive Officer, aided and abetted by Grupo VM, FerroAtlántica, Globe Merger Sub and Holdco, breached their fiduciary duties by entering into the Business Combination for inadequate consideration and that certain provisions in the Business Combination Agreement unfairly deterred a potential alternative transaction. The amended complaint further alleges that, among other things, Globe’s preliminary proxy statement/prospectus filed with the SEC on May 6, 2015, is materially misleading and incomplete, and that Globe’s board of directors and Chief Executive Officer breached their fiduciary duties by failing to disclose purportedly material information to shareholders in connection with the Business Combination. The amended complaint seeks, among other relief, an order enjoining the Defendants from consummating the proposed Business Combination; a declaration that the disclosures contained in the preliminary proxy statement/prospectus are deficient; damages; and attorneys’ fees and costs.

Globe, the Globe Board, Grupo VM, FerroAtlántica and the other defendants believe these lawsuits are without merit and intend to defend vigorously against these allegations.

The Globe Shareholders Meeting (Page 58)

The special meeting of Globe Shareholders is scheduled to be held on             , 2015, commencing at local time, at              (the “Globe Shareholders Meeting”).

At the Globe Shareholders Meeting, Globe Shareholders will be asked to consider and vote on:

•	a proposal to adopt the Business Combination Agreement;

•	a proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the foregoing proposal; and

•	a non-binding advisory proposal to approve certain compensation arrangements for Globe’s named executive officers in connection with the Business Combination.

Only holders of record of Globe Shares at the close of business on             , 2015, the record date for the Globe Shareholders Meeting, will be entitled to notice of, and to vote at, the Globe Shareholders Meeting or any adjournments or postponements thereof. At the close of business on the record date,                  Globe Shares were issued and outstanding. Holders of record of Globe Shares on the record date are entitled to one vote per share at the Globe Shareholders Meeting on each proposal.

You may vote “FOR” or “AGAINST” or you may “ABSTAIN” from voting on each proposal. The proposal to adopt the Business Combination Agreement requires the affirmative vote of the holders of a majority of the outstanding Globe Shares entitled to vote at the Globe Shareholders Meeting. If a quorum is present at the Globe Shareholders Meeting, the proposal to adjourn the Globe Shareholders Meeting will be approved if the votes cast in favor of the proposal exceed the votes cast in opposition of the proposal. If a quorum is not present or represented by proxy at the Globe Shareholders Meeting, then the chairman of the meeting or the holders of a majority of the shares entitled to vote at the meeting who are present in person or represented by proxy may adjourn the meeting from time to time until a quorum is present. The non-binding advisory proposal to approve certain compensation arrangements for Globe’s named executive officers in connection with the Business Combination will be approved if the number of votes cast in favor of the proposal exceeds the number of votes cast in opposition to the proposal.

Record Date. You can vote at the Globe Shareholders Meeting if you owned Globe Shares at the close of business on             , 2015, which is the record date for the Globe Shareholders Meeting. Only Globe Shareholders as of the close of business on the record date will be entitled to receive notice of and to vote at the Globe Shareholders Meeting and any adjournments or postponements thereof.

Quorum. No business may be transacted at the Globe Shareholders Meeting unless a quorum is present. Attendance in person or by proxy at the Globe Shareholders Meeting of holders of record of a majority of the Globe Shares entitled to vote at the Globe Shareholders Meeting will constitute a quorum. If a quorum is not present, the

Globe Shareholders Meeting may be adjourned to allow additional time for obtaining additional proxies by the chairman of the meeting or a majority of the voting power represented in person or by proxy at the Globe Shareholders Meeting.

Vote Required and Voting Power. The proposal to adopt the Business Combination Agreement requires the affirmative vote of the holders of a majority of the outstanding Globe Shares entitled to vote at the Globe Shareholders Meeting. Each Globe Share held as of the record date is entitled to one vote at the Globe Shareholders Meeting. As of the record date for the Globe Shareholders Meeting, Globe had                  shares of common stock outstanding.

SELECTED HISTORICAL FINANCIAL INFORMATION OF HOLDCO

The following selected historical financial data of Holdco for the periods presented has been derived from, and should be read in conjunction with, the audited financial statements of Holdco contained in this proxy statement/prospectus. An income statement for Holdco has not been presented because it is a business combination related shell company as defined in Rule 405 under the Securities Act, formed for the purpose of completing the Business Combination.

Statement of Financial Position as at February 5th, 2015 (Date of incorporation)

5th Feb. 2015 US Dollar

Non-current assets	—
Current assets	—

TOTAL ASSETS	—
Non-current liabilities	—
Current liabilities	—

TOTAL LIABILITIES	—

Equity
Share capital	1
Uncalled Capital	(1)

TOTAL EQUITY	—

TOTAL EQUITY AND LIABILITIES	—

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF GLOBE

The following tables set forth selected historical consolidated financial data of Globe for each of the years during the three-year period ended June 30, 2014 and the selected historical consolidated balance sheet data as of June 30, 2014 and 2013, which have been derived from Globe’s audited consolidated financial statements as of and for the fiscal year ended June 30, 2014 contained in its Current Report on Form 8-K filed with the SEC on May 5, 2015, which is incorporated by reference into this proxy statement/prospectus. The selected historical consolidated financial data for each of the years ended June 30, 2011 and 2010 and the selected balance sheet data as of June 30, 2012, 2011 and 2010 have been derived from Globe’s audited consolidated financial statements as of and for such years contained in Globe’s other reports filed with the SEC, which are not incorporated by reference into this proxy statement/prospectus. The selected historical financial information for the nine-month periods ended March 31, 2015 and 2014 have been derived from its unaudited condensed consolidated financial statements, which include, in the opinion of Globe’s management, all normal and recurring adjustments that are considered necessary to a fair statement of the interim periods presented. The following information should be read in conjunction with Globe’s historical consolidated financial statements and the notes thereto, as well as the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contained in Globe’s Current Report on Form 8-K filed with the SEC on May 5, 2015 and Quarterly Reports on Form 10-Q for the interim periods ended March 31, 2015, December 31, 2014 and September 30, 2014, which are incorporated by reference herein. Historical results for any period are not necessarily indicative of results to be expected for any future period.

The Globe audited and unaudited condensed consolidated financial statements referred to above have been prepared in accordance with the requirements of accounting principles generally accepted in the United States of America (“U.S. GAAP”).

	Nine Months Ended March 31,		Year Ended June 30,
	2015	2014	2014	2013	2012	2011	2010
	(Dollars in thousands, except per share data)
Statement of operations data:
Net sales	$598,752	547,457	752,817	757,550	705,544	641,863	472,658
Cost of goods sold	480,155	467,919	635,735	657,911	552,873	488,018	390,093
Selling, general and administrative expenses	63,600	75,029	92,103	64,663	61,623	54,739	47,875
Research and development	—	—	—	—	127	87	200
Contract acquisition cost	—	14,400	16,000	—	—	—	—
Curtailment gain	—	(5,831)	(5,831)	—	—	—	—
Business interruption insurance recovery	—	—	—	(4,594)	(450)	—	—

Goodwill and intangible asset impairment	—	—	—	13,130	—	—	—
Impairment of long-lived assets	—	—	—	35,387	—	—	—
Restructuring charges	—	—	—	—	—	—	(81)
(Gain) loss on sale of business	—	—	—	—	(54)	4,249	(19,715)

Operating income (loss)	54,997	(4,060)	14,810	(8,947)	91,425	94,770	54,286
Bargain purchase gain	—	29,538	29,538	—	—	—	—
Interest and other expense	(3,722)	(9,892)	(10,737)	(8,128)	(4,789)	(2,056)	521

Income (loss) before income taxes	51,275	15,586	33,611	(17,075)	86,636	92,714	54,807
Provision for (benefit from) income taxes	19,359	(3,199)	7,705	2,734	28,760	35,988	20,539

Net income (loss)	31,916	18,785	25,906	(19,809)	57,876	56,726	34,268
Income attributable to noncontrolling interest, net of tax	(2,518)	(3,308)	(4,203)	(1,219)	(3,306)	(3,918)	(167)

Net income (loss) attributable to Globe Specialty Metals, Inc.	$29,398	15,477	21,703	(21,028)	54,570	52,808	34,101

Earnings (loss) per common share - basic	$0.40	0.21	0.29	(0.28)	0.73	0.70	0.46

Earnings (loss) per common share - diluted	$0.40	0.21	0.29	(0.28)	0.71	0.69	0.46

Cash dividends declared per common share	$0.23	0.21	0.29	0.38	0.20	0.15	—

	Mar 31, 2015	Mar 31, 2014(1)	June 30, 2014	June 30, 2013	June 30, 2012	June 30, 2011	June 30, 2010
	(Dollars in thousands)
Balance sheet data:
Cash and cash equivalents	$72,067	112,922	97,792	169,676	178,010	166,208	157,029
Total assets	799,698	828,483	845,126	871,623	936,747	678,269	607,145
Total debt, including current portion	100,769	125,015	125,204	139,534	140,703	48,083	41,079
Total stockholders’ equity	515,538	517,091	520,528	546,080	603,799	515,276	458,829

(1)	March 31, 2014 has been adjusted to reflect the adjustments made to the preliminary purchase accounting amounts recorded in the Annual Report on Form 10-K as of and for the year ended June 30, 2014. The revisions were made by Globe on its Current Report on Form 8-K filed with the SEC on May 5, 2015.

Globe Shares Per Share Price Performance:

The following table sets forth, for the periods indicated, the high and low closing sale prices of Globe Shares in U.S. dollars as reported on the NASDAQ. You are urged to obtain current market quotations for Globe Shares before making your decision with respect to adoption of the Business Combination Agreement. Globe Shares are listed on the NASDAQ under the symbol “GSM”.

The market price per share of the Globe Shares could change significantly and may not be indicative of the value of Holdco Ordinary Shares.

	Globe NASDAQ Trading
Reference Date	High	Low
Year
2014	$21.83	$15.52
2013	$18.20	$10.79
2012	$17.04	$11.56
2011	$24.90	$12.78
2010	$17.92	$9.28

	Globe NASDAQ Trading
Reference Date	High	Low
Quarter
January 1 through March 31, 2015	$19.31	$15.37
October 1 through December 31, 2014	$18.81	$15.52
July 1 through September 30, 2014	$21.39	$18.19
April 1 through June 30, 2014	$21.83	$18.51
January 1 through March 31, 2014	$21.59	$16.81
October 1 through December 31, 2013	$18.20	$15.71
July 1 through September 30, 2013	$15.41	$10.88
April 1 through June 30, 2013	$13.85	$10.79
January 1 through March 31, 2013	$15.77	$13.92
October 1 through December 31, 2012	$15.79	$13.39
July 1 through September 30, 2012	$17.04	$12.20

	Globe NASDAQ Trading
Reference Date	High	Low
Month
May 2015	$21.74	$18.88
April 2015	$21.55	$18.94
March 2015	$19.31	$16.86
February 2015	$16.91	$15.37
January 2015	$17.34	$15.42
December 2014	$18.01	$15.52
November 2014	$18.78	$17.03
October 2014	$18.81	$16.40

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF FERROATLÁNTICA

The following selected historical consolidated financial information of FerroAtlántica is being provided to assist you in your analysis of the financial aspects of the Business Combination. FerroAtlántica derived the selected historical consolidated financial information as of and for the fiscal years ended December 31, 2014, 2013, 2012, 2011 and 2010 from its audited consolidated financial statements. The information set forth below is only a summary that you should read together with the audited consolidated financial statements of FerroAtlántica and the related notes, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations of FerroAtlántica”, beginning on page 192 of this proxy statement/prospectus. The selected consolidated historical financial information may not be indicative of the future performance of FerroAtlántica.

The FerroAtlántica audited consolidated financial statements referred to above have been prepared in accordance with the requirements of IFRS.

Consolidated Income Statement Data

	For the years ended December 31,
($ thousands)	2014	2013	2012	2011	2010
Sales	1,466,304	1,463,878	1,479,606	1,772,324	1,522,623

Cost of sales	(889,561)	(910,892)	(921,790)	(1,007,200)	(888,314)

Other operating income	6,891	36,904	15,676	6,204	7,952

Staff costs	(218,043)	(217,527)	(212,427)	(235,965)	(190,167)

Other operating expenses	(165,491)	(197,670)	(199,123)	(192,150)	(134,451)

Depreciation and amortization charge, operating allowances and write-downs	(74,752)	(79,103)	(68,582)	(73,417)	(53,519)

Operating Profit before impairment losses, net gains/losses on disposals of non-current assets, gains/losses on disposals of non-current assets and other gains and losses	125,348	95,590	93,360	269,796	264,124
Net impairment losses	(399)	(1,061)	(15,663)	—	(9,372)

Net gains/losses due to change in the value of assets	(9,472)	6,475	(2,751)	(4,354)	3,603
Gains/losses disposal of non-current and financial assets	555	448	(13)	(50)	—
Other gains/losses	(60)	(2,802)	1,487	1,257	566

Operating Profit	115,972	98,650	76,420	266,649	258,921

Finance income	4,771	2,858	5,123	6,165	5,306

Finance costs	(37,105)	(47,225)	(45,665)	(40,079)	(28,445)

Exchange differences	7,800	(7,677)	81	(1,578)	(1,432)

Profit Before Tax	91,438	46,606	35,959	231,157	234,350

	For the years ended December 31,
($ thousands)	2014	2013	2012	2011	2010

Income tax	(59,707)	(24,558)	(1,280)	(77,258)	(59,764)

Profit for the Year	31,731	22,048	34,679	153,899	174,586

(Profit) loss attributable to non-controlling interests	6,706	6,400	509	(1,432)	(3,029)

Profit/(Loss) Attributable to Grupo FerroAtlántica	38,437	28,448	35,188	152,467	171,557

Consolidated profit attributable to the Parent (thousands of US dollars)	38,437	28,448	35,188	109,534	171,557
Average number of shares outstanding	200,000	200,000	200,000	200,000	200,000

Basic and diluted earnings per share (US dollars)	192.19	142.24	175.94	547.67	857.79

Profit distribution to Parent	222,218	40,535	126,453	52,026	26,586

Dividend per share	1,111.09	202.68	632.27	260.13	132.93

Consolidated Statement of Financial Position Data

	As of December 31,
($ thousands)	2014	2013	2012	2011	2010
Cash and cash equivalents	48,651	62,246	71,631	31,816	57,580

Total assets	1,388,158	1,675,975	1,769,524	1,738,353	1,718,853

Non-current liabilities	468,585	477,125	392,393	280,980	347,990

Current liabilities	411,896	414,884	580,557	565,112	524,003

Equity	507,677	783,966	796,574	892,259	846,860

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION OF HOLDCO

The following selected unaudited pro forma condensed combined financial information of Holdco for fiscal year 2014, comprised of selected unaudited pro forma condensed combined income statement data of Holdco and selected unaudited pro forma condensed combined statement of financial position data of Holdco, has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information of Holdco and the historical consolidated financial statements and notes thereto of Holdco, FerroAtlántica and Globe, which are included elsewhere in this proxy statement/prospectus.

The selected unaudited pro forma condensed combined income statement data of Holdco gives effect to the Business Combination as if it had been consummated on January 1, 2014, and the selected unaudited pro forma condensed combined statement of financial position data gives effect to the Business Combination as if it had occurred on December 31, 2014. The selected unaudited pro forma condensed combined financial information is not necessarily indicative of what the combined company’s consolidated financial position or results of operations actually would have been had the proposed transactions been completed as of the dates indicated. In addition, the selected unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company. The pro forma adjustments are based on the information available at the time of the preparation of this proxy statement/prospectus.

The selected unaudited pro forma condensed combined financial information has been prepared in accordance with IFRS as issued by the International Accounting Standards Board, following FerroAtlántica’s accounting policies and in its reporting currency of U.S. dollars (“USD”). It is expected that FerroAtlántica’s IFRS-based accounting policies will form the basis of Holdco’s accounting policies after the proposed transactions, which we refer to as the “Combined Group’s IFRS Accounting Policies”.

The Globe pre-acquisition consolidated income statements and consolidated balance sheets used in the preparation of the selected unaudited pro forma condensed combined financial information differ from the Globe historical financial statements included elsewhere in this proxy statement/prospectus due to the following reasons:

(1)	The pre-acquisition financial statements used in the preparation of the pro forma information have been prepared on a basis consistent in all material respects with the Combined Group’s IFRS Accounting Policies. The Globe historical financial statements have been prepared in accordance with U.S. GAAP. Note 2 to the unaudited pro forma condensed combined financial information of Holdco provides further discussion of the reconciliation.

(2)	Globe’s historical financial statements are based on a fiscal year end of June 30, while Holdco’s fiscal year ends December 31. The pre-acquisition consolidated income statements and consolidated balance sheets used in the preparation of the pro forma financial information were aligned with Holdco’s fiscal year. Note 1 to the unaudited pro forma condensed combined financial information of Holdco provides further discussion of the alignment for fiscal years.

Pro forma adjustments relate mainly to the allocation of the acquisition consideration to the assets to be acquired and the liabilities to be assumed by Holdco in the Business Combination, based on a preliminary estimate of fair value of these assets and liabilities.

The information presented below should be read in conjunction with “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements”.

Unaudited Pro Forma Combined Income Statement Data for the year ended December 31, 2014

(in thousands of U.S. dollars, except per share data)

Holdco Pro Forma

Sales	$2,271,820

Operating profit	149,618

Profit before tax	117,442

Profit for the year	37,410

Loss attributable to non-controlling interest	9,435

Profit attributable to the parent	46,845

Basic and diluted earnings per share	0.27

Unaudited Pro Forma Combined Statement of Financial Position Data at December 31, 2014

(in thousands of U.S. dollars)

Holdco Pro Forma
Cash and cash equivalents	$119,239
Total assets	3,340,686
Bank borrowings	516,527
Total liabilities	1,312,221
Total equity	2,028,465

UNAUDITED COMPARATIVE PER SHARE DATA

Set forth below are earnings, cash dividends and book value per share data for:

•	Globe on a historical basis, prepared under U.S. GAAP and presented in U.S. Dollars, at and for the nine months ended March 31, 2014 and 2013, and at and for the years ended June 30, 2014, 2013, 2012, 2011 and 2010.

•	FerroAtlántica on a historical basis, prepared under IFRS and presented in U.S. Dollars, at and for the year ended December 31, 2014, 2013, 2012, 2011, and 2010.

•	Pro forma share information at and for the year ended December 31, 2014. The pro forma share information shows the effect of the Merger from the perspective of an owner of Holdco ordinary shares.

The following information should be read in conjunction with “Note on Presentation,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of FerroAtlántica,” “Unaudited Pro Forma Consolidated Financial Statements” and the Annual Consolidated Financial Statements included elsewhere in this proxy statement/prospectus. Historical results for any period are not necessarily indicative of results to be expected for any future period.

The unaudited pro forma data below is presented for illustrative purposes only. It does not purport to represent the historical results or what the combined company’s financial position would have been if the Merger occurred on the date assumed and it is not necessarily indicative of the combined company’s future results or financial position.

Globe Per Share Data

	At and for the nine months ended March 31,		At and for the year ended June 30,
	2015	2014	2014	2013	2012	2011	2010
	(In $)

Basic earnings per share	0.40	0.21	0.29	(0.28)	0.73	0.70	0.46

Cash dividends per share	0.23	0.21	0.29	0.38	0.20	0.15	—

Book value per share	5.82	5.77	5.82	6.18	6.77	6.23	5.68

FerroAtlántica Per Share Data

	At and for the year ended December 31,
	2014	2013	2012	2011	2010
	(In $)

Basic earnings per share	192.19	142.24	175.94	547.67	857.79

Cash dividends per share	200.58	137.49	230.50	272.99	131.47

Book value per share	2,538.39	3,919.83	3,982.87	4,461.30	4,234.30

Pro Forma Per Share Data

At and for the year ended December 31,
2014
(In $)

Basic earnings per share	0.29

Cash dividends per share	0.36

Book value per share	11.67

RISK FACTORS

In deciding whether to vote for the Business Combination, you should consider carefully the following risk factors in addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed under the caption “Cautionary Statement Regarding Forward-Looking Statements”, beginning on page 53 of this proxy statement/prospectus. You should also read and consider the risks associated with the business of Globe and the risks associated with the business of FerroAtlántica because these risks will also affect Holdco. The risks associated with the business of Globe can be found in Globe’s Annual Report on Form 10-K for the fiscal year ended June 30, 2014, which is incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information”, beginning on page 255 of this proxy statement/prospectus. The risks associated with the business of FerroAtlántica are described under the caption “Risk Factors—Risks Relating to FerroAtlántica’s Business”, beginning on page 40 of this proxy statement/prospectus.

Risks Relating to the Business Combination

Completion of the Business Combination is subject to certain conditions, and if these conditions are not satisfied or waived, the Business Combination will not be completed.

The parties’ obligations to complete the Business Combination are subject to satisfaction or waiver (if permitted) of a number of conditions, including, among other conditions, (i) the actions necessary to cause the FerroAtlántica Stock Exchange and Globe Merger to become effective (ii) adoption of the Business Combination by the Globe Shareholders, (iii) receipt of certain antitrust approvals, (iv) effectiveness of this registration statement for the Holdco Ordinary Shares and the absence of any stop orders suspending its effectiveness, (v) NASDAQ listing approval for the Holdco Ordinary Shares, (vi) the absence of any law, order or injunction prohibiting or restraining the Business Combination, (vii) subject to certain materiality exceptions, the accuracy of each party’s representations and warranties in the Business Combination Agreement and performance by each party of their respective obligations thereunder and (viii) the receipt of certain tax opinions.

The satisfaction of all of the required conditions could delay the completion of the Business Combination for a significant period of time or prevent it from occurring. Any delay in completing the Business Combination could cause Holdco not to realize some or all of the benefits that Holdco expects to achieve if the Business Combination is successfully completed within its expected timeframe. Further, there can be no assurance that the conditions to the closing of the Business Combination will be satisfied or waived or that the Business Combination will be completed.

If the Business Combination is not completed on or before November 23, 2015 (subject to certain extension rights), either party may choose not to proceed with the Business Combination. Globe may also terminate the Business Combination Agreement under certain circumstances, including to enter into an agreement with respect to a competing proposal that is determined in good faith by the Globe Board, after consultation with Globe’s outside financial advisers and outside legal counsel, to be superior to the Business Combination Agreement, subject to the terms and conditions of the Business Combination Agreement (including an opportunity for FerroAtlántica to propose changes to the terms of the Business Combination Agreement). FerroAtlántica may also terminate the Business Combination Agreement under certain circumstances, including if the Globe Board withholds, withdraws, modifies or qualifies, or proposes publicly to withhold, withdraw, modify or qualify, in a manner adverse to FerroAtlántica, its recommendation that Globe Shareholders adopt the Business Combination Agreement. See “The Business Combination Agreement—Termination” beginning on page 114 of this proxy statement/prospectus.

Some of the conditions to the Business Combination may be waived after the Globe Shareholders Meeting without resoliciting shareholder approval of the proposals approved by the Globe Shareholders.

Some of the conditions set forth in the Business Combination Agreement may be waived by the parties, subject to certain limitations. If any conditions are waived, the parties will evaluate whether amendment of this proxy statement/prospectus, or resolicitation of the Globe Shareholders, is required under applicable law. Subject to the requirements of applicable law, the parties will have the discretion to complete the Business Combination without seeking further shareholder approval.

Failure to complete the Business Combination could negatively impact the stock price of Globe and the future business and financial results of Globe.

If the Business Combination is not completed for any reason, including as a result of Globe Shareholders failing to adopt the Business Combination Agreement, the ongoing business of Globe may be adversely affected and, without realizing any of the benefits of having completed the Business Combination, Globe would be subject to a number of risks, including the following:

•	Globe may be required, under certain circumstances, to pay FerroAtlántica a termination fee of $25 million or reimburse FerroAtlántica for certain expenses;

•	Globe is subject to certain restrictions on the conduct of its business prior to completing the Business Combination, which may adversely affect its ability to execute certain of its business strategies;

•	Globe has incurred and will continue to incur significant costs and fees associated with the proposed Business Combination;

•	Globe may experience negative reactions from the financial markets, including negative impacts on Globe’s stock price;

•	Globe may experience negative reactions from its customers, regulators and employees; and

•	matters relating to the Business Combination (including integration planning) will require substantial commitments of time and resources by Globe management, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to Globe as an independent company.

In addition, Globe could be subject to litigation related to any failure to complete the Business Combination or related to any enforcement proceeding commenced against Globe to perform its obligations under the Business Combination Agreement. If the Business Combination is not completed, these risks may materialize and may adversely affect Globe’s business, financial condition, financial results and stock price.

Legal proceedings in connection with the Business Combination, the outcomes of which are uncertain, could delay or prevent the completion of the Business Combination.

Since the announcement of the Business Combination, four putative class action lawsuits have been filed in the Court of Chancery of the State of Delaware on behalf of Globe Shareholders alleging that members of the Globe Board and/or Globe management breached their fiduciary duties by failing to maximize Globe’s value in agreeing to the Business Combination and that Globe, Grupo VM, FerroAtlántica, Globe Merger Sub and Holdco aided and abetted these alleged breaches. The actions were captioned Fraser v. Globe Specialty Metals, Inc., et al., C.A. No. 10823-VCG, City of Providence v. Globe Specialty Metals, Inc., et al., C.A. No. 10865-VCG, Int’l Union of Operating Engineers Local 478 Pension Fund v. Globe Specialty Metals, Inc., et al., C.A. No. 10899-VCG and Cirillo v. Globe Specialty Metals, Inc., et al., C.A. No. 10929-VCG. The actions have been consolidated for all purposes into C.A. No. 10865-VCG, now captioned In re Globe Specialty Metals, Inc. Stockholders Litigation, Consolidated C.A. No. 10865-VCG. Plaintiffs filed a motion for a preliminary injunction seeking to enjoin Globe from convening a special meeting of Globe Shareholders to vote on the proposal to adopt the Business Combination Agreement or consummating the Business Combination. In addition, Plaintiffs filed a motion for expedited proceedings, and supporting brief, in which they requested that the Court schedule a trial in this action before the Globe Shareholders vote on the Business Combination. Defendants filed an opposition brief in which they objected to Plaintiffs’ motion for expedited proceedings to the extent it seeks expansive discovery and an expedited trial on the merits in lieu of a preliminary injunction hearing. Subsequently, the parties reached agreement on the scope of expedited discovery. The Court scheduled a hearing on Plaintiffs’ motion for a preliminary injunction for August 26, 2015. On June 15, 2015, Plaintiffs filed an amended consolidated class action complaint, realleging, among other things, that Globe’s board of directors and Chief Executive Officer, aided and abetted by Grupo VM, FerroAtlántica, Globe Merger Sub and Holdco, breached their fiduciary duties by entering into the Business Combination for inadequate consideration and that certain provisions in the Business Combination Agreement unfairly deterred a potential alternative transaction. The amended complaint further alleges that, among other things, Globe’s preliminary proxy statement/prospectus filed with the SEC on May 6, 2015, is materially misleading and incomplete, and that Globe’s board of directors and Chief Executive Officer breached their fiduciary duties by failing to disclose purportedly material information to shareholders in connection with the Business Combination. The amended complaint seeks, among other relief, an order enjoining the Defendants from consummating the proposed Business Combination; a declaration that the disclosures contained in the preliminary proxy statement/prospectus are deficient; damages; and attorneys’ fees and costs.

See “Regulatory Approvals and Litigation Relating to the Business Combination—Litigation Relating to the Business Combination.”

Sales of Holdco Shares after the completion of the Business Combination may cause the market price of Holdco Ordinary Shares to fall.

Following completion of the Business Combination, Holdco Ordinary Shares will be publicly traded on NASDAQ, enabling former Globe Shareholders and Grupo VM (although Grupo VM will be subject to the share transfer restrictions of the Grupo VM Shareholder Agreement) to sell the Holdco Shares they receive in the Business Combination. Such sales of Holdco Shares may take place promptly following the Business Combination and could have the effect of decreasing the market price for Holdco Ordinary Shares below the market price of Globe Shares prior to the completion of the Business Combination.

No trading market currently exists for Holdco Ordinary Shares.

Prior to the Business Combination, there will be no market for the Holdco Ordinary Shares. At the Effective Time of the Business Combination, the Holdco Ordinary Shares will be listed for trading on NASDAQ. However, there can be no assurance that an active market for the Holdco Ordinary Shares will develop after closing of the Business Combination, or that, if it develops, the market will be sustained.

The Exchange Ratio is fixed and will not be adjusted in the event of any change in Globe’s stock price.

Upon closing of the Business Combination, each share of Globe common stock will be converted into the right to receive one Holdco Ordinary Share. This Exchange Ratio will not be adjusted for changes in the market price of Globe Shares between the date of signing the Business Combination Agreement and completion of the Business Combination.

The price of Globe Shares at the completion of the Business Combination may vary from its price on the date the Business Combination Agreement was executed, on the date of this proxy statement/prospectus and on the date of the Globe Shareholders Meeting. As a result, the value represented by the Exchange Ratio will also vary.

The Business Combination Agreement contains provisions that restrict Globe’s ability to pursue alternatives to the Business Combination and, in specified circumstances, require Globe to pay FerroAtlántica a termination fee.

Under the Business Combination Agreement, Globe is restricted, subject to certain exceptions, from soliciting, initiating or knowingly encouraging (including by way of furnishing non-public information) or taking any other action intended to facilitate the making of any proposal which constitutes, or would reasonably be expected to lead to, a competing proposal from any person or entity. Prior to the adoption of the Business Combination Agreement by Globe Shareholders, if Globe receives an unsolicited competing proposal from a third party and the Globe Board determines in good faith (after consultation with Globe’s financial advisors and outside counsel) that such proposal is more favorable to the Globe Shareholders than the Business Combination and the Globe Board recommends such proposal to the Globe Shareholders, FerroAtlántica would be entitled to terminate the Business Combination Agreement. Under such circumstances, Globe would be required to pay FerroAtlántica a termination fee equal to $25,000,000. These provisions could discourage a third party that may have an interest in acquiring all or a significant part of Globe from considering or proposing such an acquisition, even if such third party were prepared to enter into a transaction that would be more favorable to Globe and its shareholders than the Business Combination. See “The Business Combination Agreement—Termination” and “The Business Combination Agreement—Termination Fee; Expenses” beginning on pages 114 and 115, respectively, of this proxy statement/prospectus.

After the Business Combination, Globe Shareholders will have a significantly lower ownership and voting interest in Holdco than they currently have in Globe and will exercise less influence over management.

Based on the number of Holdco Class A Shares to be issued in the FerroAtlántica Stock Exchange and the number of fully diluted Globe Shares outstanding as of February 23, 2015, determined using the treasury stock method, Globe estimates that Grupo VM and the former Globe Shareholders will own approximately 57% and 43%, respectively, of Holdco after the completion of the Business Combination. Consequently, former Globe Shareholders will have less influence over the management and policies of Holdco than they currently have over the management and policies of Globe. Furthermore, approximately 57% of the outstanding Holdco Shares will be owned by Grupo VM, such that Grupo VM will have significant influence over all matters presented to Holdco’s shareholders for approval, including, subject to the Holdco Articles and Grupo VM Shareholder Agreement, election and removal of directors and change in control transactions. The interests of Grupo VM may not always coincide with the interests of the other Holdco shareholders. In addition, under the terms of the Business Combination Agreement and the Grupo VM Shareholder Agreement, at the closing of the Business Combination and for so long as Grupo VM holds greater than approximately 44.4% of the outstanding Holdco Shares, Grupo VM will have the ability to designate or appoint a majority of the Holdco board of directors. Accordingly, holders of Holdco Ordinary Shares will have limited ability to influence the composition of the Holdco Board.

Globe and FerroAtlántica may have difficulty attracting, motivating and retaining executives and other key employees due to uncertainty associated with the Business Combination.

Holdco’s success after the Business Combination has been completed will depend in part upon the ability of Holdco to retain key employees of Globe and FerroAtlántica. Competition for qualified personnel can be intense. Current and prospective employees of Globe and/or FerroAtlántica may experience uncertainty about the effect of the Business Combination, which may impair Globe’s and FerroAtlántica’s ability to attract, retain and motivate key management, sales, technical and other personnel prior to and following the Business Combination. Employee retention may be particularly challenging during the pendency of the Business Combination, as employees of Globe and FerroAtlántica may experience uncertainty about their future roles with Holdco.

If key employees of Globe or FerroAtlántica depart, the integration of the companies may be more difficult and Holdco’s business following the Business Combination may be harmed. Furthermore, Holdco may have to incur significant costs in identifying, hiring and retaining replacements for departing employees and may lose significant expertise and talent relating to the businesses of Globe or FerroAtlántica, and Holdco’s ability to realize the anticipated benefits of the Business Combination may be adversely affected. In addition, there could be disruptions to or distractions for the workforce and management associated with activities of labor unions or works councils or integrating employees into Holdco. Accordingly, no assurance can be given that Holdco will be able to attract or retain key employees of Globe and FerroAtlántica to the same extent that those companies have been able to attract or retain their own employees in the past.

Globe’s and FerroAtlántica’s business relationships may be subject to disruption due to uncertainty associated with the Business Combination.

Parties with which Globe or FerroAtlántica do business may experience uncertainty associated with the Business Combination, including with respect to current or future business relationships with Globe, FerroAtlántica or Holdco. Globe’s and FerroAtlántica’s business relationships may be subject to disruption as customers, distributors, suppliers, vendors and others may attempt to negotiate changes in existing business relationships or consider entering into business relationships with parties other than Globe, FerroAtlántica or Holdco. These disruptions could have an adverse effect on the businesses, financial condition, results of operations or prospects of Holdco, including an adverse effect on Holdco’s ability to realize the anticipated benefits of the Business Combination. The risk and adverse effect of such disruptions could be exacerbated by a delay in completion of the Business Combination or termination of the Business Combination Agreement. Additionally, certain contracts entered into by Globe and FerroAtlántica contain change-of-control, anti-assignment, or certain other provisions that may be triggered as a result of the Business Combination. If the counterparties to these agreements do not consent to the Business Combination, the counterparties may have the ability to exercise certain rights (including termination rights), resulting in Globe, FerroAtlántica or Holdco incurring liabilities as a consequence of breaching such agreements, or causing Holdco to lose the benefit of such agreements or incur costs in seeking replacement agreements.

In order to complete the Business Combination, Globe and FerroAtlántica must make certain governmental filings and obtain certain governmental authorizations, and if such filings and authorizations are not made or granted or are granted with conditions, completion of the Business Combination may be jeopardized or the anticipated benefits of the Business Combination could be reduced.

Although Globe and FerroAtlántica have agreed in the Business Combination Agreement to use their reasonable best efforts to make certain governmental filings and obtain all necessary actions, waivers, consents, approvals and authorizations from governmental entities as the case may be, there can be no assurance that the relevant waiting periods will expire prior to the deadline set forth in the Business Combination Agreement with respect to such waiting period or that the relevant authorizations will be obtained. In addition, the governmental authorities from which these authorizations are required have broad discretion in administering the governing regulations. As a condition to authorization of the Business Combination, these governmental authorities may impose requirements, limitations or costs or require divestitures or place restrictions on the conduct of Holdco’s business after completion of the Business Combination. There can be no assurance that regulators will not impose conditions, terms, obligations or restrictions and that such conditions, terms, obligations or restrictions will not have the effect of delaying completion of the Business Combination or imposing additional material costs on or materially limiting the operations and/or revenues of Holdco following the Business Combination, or otherwise adversely affecting, including to a material extent, Holdco’s businesses and results of operations after completion of the Business Combination.

The opinion of Globe’s financial advisor will not reflect changes in circumstances between the date of the opinion and the completion of the Business Combination.

The Globe Board received an opinion from Goldman Sachs, its financial advisor, in connection with its determination to approve the Business Combination Agreement. Globe has not obtained an updated opinion from its financial advisor as of the date of this proxy statement/prospectus and does not expect to receive an updated opinion prior to completion of the Business Combination. Changes in the operations and prospects of Globe or FerroAtlántica, general market and economic conditions and other factors that may be beyond the control of Globe or FerroAtlántica and on which the financial advisor’s opinion was based may affect the value of Globe and the price of Globe Shares by the time the Business Combination is completed. The opinion does not speak as of the time the Business Combination will be completed or as of any date other than February 23, 2015, which is the date of such opinion. Because the financial advisor will not be updating its opinion, the opinion will not address the fairness of the Exchange Ratio to Globe Shareholders from a financial point of view at the time the Business Combination is completed. For a description of the opinion that the Globe Board received from its financial advisor, see “Opinion of Goldman, Sachs & Co., Globe’s Financial Advisor” beginning on page 86 of this proxy statement/prospectus.

Globe’s executive officers and directors have interests in the Business Combination that may be different from the interests of Globe Shareholders generally.

When considering the recommendation of the Globe Board that Globe Shareholders adopt the Business Combination Agreement, Globe Shareholders should be aware that directors and executive officers of Globe have certain interests in the Business Combination that may be different from, or in addition to, the interests of Globe Shareholders generally. These interests include the treatment of Globe equity compensation awards in the Business Combination, positions as directors, officers or employees of Holdco following completion of the Business Combination, severance benefits, accelerated payout of deferred compensation benefits and other rights held by Globe’s directors and executive officers, and the indemnification of former Globe directors and officers by Holdco. The Globe Board was aware of these interests and considered them, among other things, in evaluating and negotiating the Business Combination Agreement and the Business Combination and in recommending that the Globe Shareholders adopt the Business Combination Agreement. See “Globe’s Directors and Executive Officers May Have Financial Interests in the Business Combination” beginning on page 61 of this proxy statement/prospectus.

Risks Relating to Holdco Following the Business Combination

Holdco may not realize the cost savings, synergies and other benefits that the parties expect to achieve from the Business Combination.

The combination of two independent companies is a complex, costly and time-consuming process. As a result, Holdco will be required to devote significant management attention and resources to integrating the business practices and operations of Globe and FerroAtlántica. The integration process may disrupt the business of Holdco and, if implemented ineffectively, could preclude realization of the full benefits expected by Globe and FerroAtlántica. The failure of Holdco to meet the challenges involved in successfully integrating the operations of Globe and FerroAtlántica or otherwise to realize the anticipated benefits of the Business Combination could cause an interruption of the activities of Holdco and could seriously harm its results of operations. In addition, the overall integration of the two companies may result in material unanticipated problems, expenses, liabilities, competitive responses, loss of client relationships, and diversion of management’s attention, and may cause Holdco’s stock price to decline. The difficulties of combining the operations of the companies include, among others:

•	managing a significantly larger company;

•	coordinating geographically separate organizations;

•	the potential diversion of management focus and resources from other strategic opportunities and from operational matters;

•	retaining existing customers and attracting new customers;

•	maintaining employee morale and retaining key management and other employees;

•	integrating two unique business cultures, which may prove to be incompatible;

•	the possibility of faulty assumptions underlying expectations regarding the integration process;

•	issues in achieving anticipated operating efficiencies, business opportunities and growth prospects;

•	consolidating corporate and administrative infrastructures and eliminating duplicative operations;

•	issues in integrating information technology, communications and other systems;

•	changes in applicable laws and regulations;

•	changes in tax laws (including under applicable tax treaties) and regulations or to the interpretation of such tax laws or regulations by the governmental authorities;

•	managing tax costs or inefficiencies associated with integrating the operations of Holdco; and

•	unforeseen expenses or delays associated with the Business Combination.

Many of these factors will be outside of Holdco’s control and any one of them could result in increased costs, decreased revenues and diversion of management’s time and energy, which could materially impact Holdco’s businesses, financial condition and results of operations. In addition, even if the operations of Globe and FerroAtlántica are integrated successfully, Holdco may not realize the full benefits of the Business Combination, including the synergies, cost savings or sales or growth opportunities that Holdco expects. These benefits may not be achieved within the anticipated time frame, or at all. As a result, Globe cannot assure its shareholders that the combination of Globe and FerroAtlántica will result in the realization of the full benefits anticipated from the Business Combination.

Globe and FerroAtlántica will incur significant transaction and combination-related costs in connection with the Business Combination.

Globe and FerroAtlántica expect to incur a number of costs and expenses associated with the Business Combination and combining the operations of the two companies. The substantial majority of these costs and expenses will be comprised of transaction and regulatory costs related to the Business Combination. Globe and FerroAtlántica have agreed to use their respective reasonable best efforts to effect all necessary notices, reports and other filings and to obtain all consents, registrations, approvals, permits, expirations of waiting periods and authorizations necessary or advisable to be obtained from any third party and/or any governmental entity in order to consummate the Business Combination.

Globe and FerroAtlántica also will incur transaction fees and costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and employment-related costs. Globe and FerroAtlántica continue to assess the magnitude of these costs, and additional unanticipated costs may be incurred in the Business Combination and the integration of the two companies.

The incurrence of these costs may continue until the integration is substantially completed and may materially impact Holdco’s businesses, financial condition and results of operations.

The R&W Policy may not adequately compensate Holdco or the former holders of Globe Shares for losses attributable to breaches of representations and warranties made by Grupo VM and FerroAtlántica in the Business Combination Agreement.

Holdco intends to purchase the R&W Policy in connection with the Business Combination to insure Holdco against breaches of certain representations and warranties made by Grupo VM and FerroAtlántica in the Business Combination Agreement. The R&W Policy will have a face amount equal to $50,000,000 and be subject to an initial retention amount of $10,000,000, as well as other limitations and conditions. As a result of Grupo VM’s ownership of Holdco following completion of the Business Combination, the R&W Policy only provides insurance to the extent of approximately 43% of insurable losses incurred by Holdco. Accordingly, the proceeds of the R&W Policy will not be sufficient to fully compensate for losses attributable to breaches of representations and warranties made by Grupo VM and FerroAtlántica. In addition, Holdco will not be able to recover losses attributable to breaches of representations and warranties that are excluded from the R&W Policy (including, for example, any purchase price, net worth or similar adjustment provisions of the Business Combination Agreement, transfer pricing, environmental or pollution matters, the intended tax treatment of the business combination, etc.), or losses that would result in payments under the R&W Policy in excess of the $50,000,000 face amount of the R&W Policy. Under the Holdco Articles, Holdco is required to distribute the aggregate net proceeds under the R&W Policy, if any, to the holders of the Holdco Ordinary Shares. Holdco is not expected to retain the net proceeds, if any, under the R&W Policy. Accordingly, if Holdco suffers a loss that is otherwise recoverable under the R&W Policy, but uses the net proceeds of the R&W Policy to fund the required distribution to the holders of Holdco Ordinary Shares, Holdco will be required to use its existing cash on hand or draws under its credit facility to fund the actual loss incurred. Losses suffered by Holdco attributable to breaches of representations and warranties by Grupo VM or FerroAtlántica could have a material adverse effect on Holdco’s business, financial condition and results of operations.

In addition, under English law, Holdco may only pay dividends out of profits available for that purpose, as determined by reference to accounts that are deemed to be its relevant accounts pursuant to the U.K. Companies Act 2006. If Holdco recovers proceeds under the R&W Policy, but does not have sufficient profits available for distribution, Holdco will not be permitted under English law to make the distribution to the holders of Holdco Ordinary Shares contemplated by the Holdco Articles. Further, a U.K. public company may only make a distribution if the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves, and if, and to the extent that, the distribution does not reduce the amount of those assets to less than that aggregate. In these circumstances, holders of Holdco Ordinary Shares may not receive any distribution of the net proceeds under the R&W Policy, or may only receive a partial distribution, or may suffer substantial delay before any distribution can be made under English law.

The market price of Holdco Ordinary Shares after the Business Combination may be affected by factors different from those that may currently affect the market price of Globe Shares.

Upon completion of the Business Combination, Globe Shareholders will become holders of Holdco Ordinary Shares. Holdco’s businesses following the Business Combination will differ from those of Globe prior to completion of the Business Combination in important respects and, accordingly, after the Business Combination, the market price of Holdco Ordinary Shares may be affected by factors different from those currently affecting the market price of the Globe Shares.

Holdco Ordinary Shares to be received by Globe Shareholders in the Business Combination will have rights different from the Globe Shares they hold prior to the Business Combination.

Upon completion of the Business Combination, the rights of former Globe Shareholders who become shareholders of Holdco will be governed by the Holdco Articles and by the laws of England and Wales. The rights associated with Globe Shares are different from the rights associated with Holdco Ordinary Shares. Material differences between the rights of shareholders of Globe and the rights of shareholders of Holdco include differences with respect to, among other things, distributions, dividends, repurchases and redemptions, dividends in shares/bonus issues, preemptive rights, the election of directors, the removal of directors, the fiduciary and statutory duties of directors, conflicts of interests of directors, the indemnification of directors and officers, limitations on director liability, the convening of annual meetings of shareholders and special shareholder meetings, notice provisions for meetings, the quorum for shareholder meetings, the adjournment of shareholder meetings, the exercise of voting rights, shareholder action by written consent, shareholder suits, shareholder approval of certain transactions, rights of dissenting shareholders, anti-takeover measures and provisions relating to the ability to amend governing documents. See “Comparison of Shareholder Rights Before and After the Business Combination”, beginning on page 221 of this proxy statement/prospectus.

Holdco’s inability to integrate recently acquired businesses or to successfully complete future acquisitions could limit its future growth or otherwise be disruptive to its ongoing business.

From time to time, Holdco expects it will pursue acquisitions in support of its strategic goals. In connection with any such acquisitions, Holdco could face significant challenges in managing and integrating its expanded or combined operations, including acquired assets, operations and personnel. There can be no assurance that acquisition opportunities will be available on acceptable terms or at all or that Holdco will be able to obtain necessary financing or regulatory approvals to complete potential acquisitions. Holdco’s ability to succeed in implementing its strategy will depend to some degree upon the ability of its management to identify, complete and successfully integrate commercially viable acquisitions. Acquisition transactions may disrupt Holdco’s ongoing business and distract management from other responsibilities.

Holdco’s business may be adversely affected by intense competition.

The silicon metal market and the silicon-based and manganese-based alloys markets are capital intensive and highly competitive. Holdco’s competitors may have greater financial resources, as well as other strategic advantages, to maintain, improve and possibly expand their facilities, and as a result, they may be better positioned to adapt to changes in the industry or the global economy. The advantages that Holdco’s competitors have over it could have a material adverse effect on Holdco’s business. In addition, new entrants may increase competition in the industry, which could have a material adverse effect on Holdco’s business. An increase in the use of substitutes for certain of Holdco’s products also could have a material adverse effect on its financial condition and operations.

Holdco is exposed to significant risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.

Doing business on a worldwide basis requires Holdco to comply with the laws and regulations of various jurisdictions. In particular, Holdco’s international operations are subject to anti-corruption laws and regulations, such as the U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”), the United Kingdom Bribery Act of 2010 (the “Bribery Act”) and economic sanctions programs, including those administered by the UN, EU and OFAC and regulations set forth under the Comprehensive Iran Accountability Divestment Act. The FCPA prohibits providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. Holdco may deal with both governments and state-owned business enterprises, the employees of which are considered foreign officials for purposes of the FCPA. The provisions of the Bribery Act extend beyond bribery of foreign public officials and are more onerous than the FCPA in a number of other respects, including jurisdiction, non-exemption of facilitation payments and penalties. Economic sanctions programs restrict our business dealings with certain sanctioned countries.

As a result of doing business in foreign countries, Holdco is exposed to a risk of violating anti-corruption laws and sanctions regulations applicable in those countries where Holdco, its partners or agents operate. Some of the international locations in which Holdco operates lack a developed legal system and have high levels of corruption. Holdco’s continued expansion and worldwide operations, including in developing countries, its development of joint venture relationships worldwide and the employment of local agents in the countries in which Holdco operates increases the risk of violations of anti-corruption laws, OFAC or similar laws. Violations of anti-corruption laws and sanctions regulations are punishable by civil penalties, including fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts (and termination of existing contracts) and revocations or restrictions of licenses, as well as criminal fines and imprisonment. In addition, any major violations could have a significant impact on Holdco’s reputation and consequently on its ability to win future business.

Holdco will seek to build and continuously improve its systems of internal controls and to remedy any weaknesses identified. There can be no assurance, however, that the policies and procedures will be followed at all times or effectively detect and prevent violations of the applicable laws by one or more of Holdco’s employees, consultants, agents or partners and, as a result, Holdco could be subject to penalties and material adverse consequences on its business, financial condition or results of operations.

Holdco is a foreign private issuer and, following the Business Combination, will be a “controlled company” within the meaning of the rules of NASDAQ. As a result, Holdco will qualify for, and rely on, exemptions from certain corporate governance requirements. Globe Shareholders will not have the same protections afforded to shareholders of companies that are subject to such requirements.

Following the Business Combination, Grupo VM will own shares representing approximately 57% of the aggregate voting power of Holdco. As a result, Holdco will be a “controlled company” within the meaning of the corporate governance standards of NASDAQ. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the Holdco Board consist of independent directors;

•	the requirement that the Holdco Board have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirements that director nominees are selected, or recommended for selection by the Holdco Board, either by (1) independent directors constituting a majority of the Holdco Board’s independent directors in a vote in which only independent directors participate, or (2) a nominations committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

Holdco may utilize these exemptions for as long as it continues to qualify as a “controlled company.” While exempt, Holdco will not be required to have a majority of independent directors, its nominating and compensation committees will not be required to consist entirely of independent directors and such committees will not be subject to annual performance evaluations. Furthermore, as a foreign private issuer, Holdco will also be permitted to follow certain corporate governance rules that conform to U.K. requirements in lieu of many of the

NASDAQ corporate governance rules. Holdco has not yet determined the extent to which it may elect to rely on this exemption. Accordingly, former Globe Shareholders will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of NASDAQ. For additional information, see “Comparison of Shareholder Rights Before and After the Business Combination”, beginning on page 221 of this proxy statement/prospectus.

As an English public limited company, certain capital structure decisions will require shareholder approval, which may limit Holdco’s flexibility to manage its capital structure.

English law provides that a board of directors may only allot shares (or rights to subscribe for or convertible into shares) with the prior authorization of shareholders, such authorization being up to the aggregate nominal amount of shares and for a maximum period of five years, each as specified in the articles of association or relevant shareholder resolution. The Holdco Articles will authorize the allotment of additional shares for a period of five years from the date of the adoption of the Holdco Articles, which authorization will need to be renewed upon expiration (i.e., at least every five years) but may be sought more frequently for additional five-year terms (or any shorter period).

English law also generally provides shareholders with preemptive rights when new shares are issued for cash. However, it is possible for the articles of association, or for shareholders acting in a general meeting, to exclude preemptive rights. Such an exclusion of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the exclusion is contained in the articles of association, or from the date of the shareholder resolution, if the exclusion is by shareholder resolution. In either case, this exclusion would need to be renewed by Holdco’s shareholders upon its expiration (i.e., at least every five years). The Holdco Articles will exclude preemptive rights for a period of five years following the date of the adoption of the Holdco Articles, which exclusion will need to be renewed upon expiration (i.e., at least every five years) to remain effective, but may be sought more frequently for additional five-year terms (or any shorter period).

English law also generally prohibits a public company from repurchasing its own shares without the prior approval of shareholders by ordinary resolution, being a resolution passed by a simple majority of votes cast, and other formalities. Such approval may be for a maximum period of up to five years. Holdco anticipates that, prior to the completion of the Business Combination, an ordinary resolution will be adopted to permit purchases of Holdco Shares. This ordinary resolution will need to be renewed upon expiration (i.e., at least every five years) but may be sought more frequently for additional five-year terms (or any shorter period).

See “Description of Holdco Shares—Preemptive Rights” and “Description of Holdco Shares—Acquisition of Shares/Alteration of Share Capital”, beginning on page 217 of this proxy statement/prospectus.

English law will require that Holdco meet certain financial requirements before it declares dividends or repurchases shares following the Business Combination.

Under English law, Holdco will only be able to declare dividends, make distributions or repurchase shares out of “distributable profits.” “Distributable profits” are a company’s accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made. In addition, Holdco, as a public company, may only make a distribution if the amount of its net assets is not less than the aggregate amount of its called-up share capital and undistributable reserves and if, and to the extent that, the distribution does not reduce the amount of those assets to less than that aggregate amount. Immediately after the Business Combination, Holdco may not have “distributable profits.” Following the effective date for the Business Combination, it is expected that Holdco will capitalize the Business Combination reserve created pursuant to the Business Combination and implement a parallel court-approved reduction of that capital in order to create a reserve of an equivalent amount of distributable profits to support the payment of possible future dividends or future share repurchases. Neither the capitalization nor the reduction of that capital will impact shareholders’ relative interests in the capital of Holdco. The Holdco Articles will, from the effective date of the Business Combination, permit Holdco by ordinary resolution of the shareholders to declare dividends, provided that the directors have made a recommendation as to its amount. The dividend shall not exceed the amount recommended by the directors. The directors may also decide to pay interim dividends if it appears to them that the profits available for distribution justify the payment. When recommending or declaring the payment of a dividend, the directors will be required under English law to comply with their duties, including considering Holdco’s future financial requirements.

The enforcement of shareholder judgments against Holdco or certain of its directors may be more difficult.

Because Holdco will be a public limited company incorporated under English law, and because certain of Holdco’s directors will be resident in Spain, after the Business Combination, Globe Shareholders could experience more difficulty enforcing judgments obtained against Holdco or its directors in U.S. courts than would currently be the case for U.S. judgments obtained against Globe or Globe’s directors. In addition, it may be more difficult (or impossible) to bring some types of claims against Holdco or its directors in courts in England or against certain of Holdco’s directors in courts in Spain than it would be to bring similar claims against a U.S. company or its directors in a U.S. court. For a detailed discussion of these differences, see “Comparison of Shareholder Rights Before and After the Business Combination”, beginning on page 221 of this proxy statement/prospectus, and “Service of Process and Enforceability of Civil Liabilities”, beginning on page 251 of this proxy statement/prospectus.

Transfers of Holdco Shares may be subject to U.K. stamp duty or U.K. stamp duty reserve tax (“SDRT”), which would increase the cost of dealing in Holdco Shares as compared to Globe Shares or FerroAtlántica Shares.

We expect that all Holdco Shares will be held in one or more clearance systems or depositary systems. Subsequent transfers of such shares within a clearance system, or between clearance systems, should not be subject to UK stamp duty or SDRT. Transfers of shares from a clearance system into a depositary system should also not be subject to UK stamp duty or SDRT.

A transfer of Holdco’s shares from within a clearance system or depositary system out of that clearance system or depositary system and any subsequent transfers that occur entirely outside such systems, including the repurchase of its shares by Holdco, will generally be subject to UK stamp duty or SDRT at a rate of 0.5% of any consideration, which is payable by the transferee of the shares. If such shares are redeposited into a clearance system or depositary system, the redeposit will also generally be subject to U.K. stamp duty or SDRT at the higher 1.5% rate. The repurchase of its shares by Holdco from within a clearance system or depositary system may also be subject to U.K. stamp duty or SDRT.

If Holdco Ordinary Shares are not eligible for deposit and clearing within the facilities of Depository Trust & Clearing Corporation (“DTC”), then transactions in its securities may be disrupted.

The facilities of DTC are a widely-used mechanism that allow for rapid electronic transfers of securities between the participants in the DTC system, which include many large banks and brokerage firms. Holdco expects that, upon the completion of the Business Combination, Holdco Ordinary Shares will be eligible for deposit and clearing within the DTC system. However, DTC is not obligated to accept Holdco Ordinary Shares for deposit and clearing within its facilities at the Closing and, even if DTC does initially accept Holdco Ordinary Shares, it will generally have discretion to cease to act as a depository and clearing agency for Holdco Ordinary Shares. If DTC determines at any time that Holdco Ordinary Shares are not eligible for continued deposit and clearance within its facilities, Holdco believes that Holdco Ordinary Shares would not be eligible for continued listing on a U.S. securities exchange and trading in Holdco Ordinary Shares would be disrupted. While Holdco would pursue alternative arrangements to preserve the listing and maintain trading, any such disruption could have a material adverse effect on the trading price of Holdco Ordinary Shares.

Holdco’s actual financial position and results of operations may differ materially from the unaudited pro forma financial data included in this proxy statement/prospectus.

The unaudited pro forma financial information contained in this proxy statement/prospectus is presented for illustrative purposes only and may not be an accurate indication of Holdco’s financial position or results of operations if the Business Combination is completed on the dates indicated. The unaudited pro forma financial information has been derived from the audited and unaudited historical financial statements of Globe and FerroAtlántica and certain adjustments and assumptions have been made regarding Holdco after giving effect to the Business Combination. The assets and liabilities of Globe have been measured at fair value based on various preliminary estimates based on certain assumptions regarding Holdco after giving effect to the Business Combination. The process for estimating the fair value of acquired assets and assumed liabilities requires the use of judgment in determining the appropriate assumptions and estimates. These estimates may be revised as additional information becomes available and as additional analyses are performed. Differences between preliminary estimates in the unaudited pro forma financial information and the final acquisition accounting will occur and could have a material impact on the unaudited pro forma financial information and Holdco’s financial position and future results of operations.

In addition, the assumptions used in preparing the unaudited pro forma condensed combined financial information may not prove to be accurate, and other factors may affect Holdco’s financial condition or results of operations following the completion of the Business Combination. Any potential decline in Holdco’s financial condition or results of operations may cause significant variations in the price of Holdco Ordinary Shares. See “Unaudited Pro Forma Condensed Combined Financial Statements of Holdco”, beginning on page 143 of this proxy statement/prospectus.

Grupo VM will have significant voting power with respect to corporate matters considered by the shareholders of Holdco.

Following the Business Combination, based on the number of Holdco Class A Shares to be issued in the FerroAtlántica Stock Exchange and the number of fully diluted Globe Shares outstanding on February 23, 2015, determined using the treasury stock method, Globe estimates that Grupo VM will own shares representing approximately 57% of the aggregate voting power of Holdco. By virtue of Grupo VM’s voting power in Holdco, as well as Grupo VM’s representation on the Holdco Board, Grupo VM will have significant influence over the outcome of any corporate transaction or other matters submitted to Holdco shareholders for approval. Grupo VM will be able to block any such matter which, under English law, requires approval by a majority of holders of outstanding Holdco Shares or by special resolution (i.e., a resolution approved by the holders of at least 75% of the aggregate voting power of the outstanding Holdco Ordinary Shares, being entitled to vote, voting on the resolution), such as an amendment of the Holdco Articles or the exclusion of preemptive rights.

The ability of the BCA Special Committee to enforce Holdco’s rights under the Grupo VM indemnity in the Business Combination Agreement, and the potential adverse impact to relationships with Grupo VM if the BCA Special Committee seeks to take enforcement action.

At the closing of the Business Combination, the Holdco Board will form a three-member standing committee, composed of two independent Globe directors and one independent Grupo VM director (the “BCA Special Committee”). The BCA Special Committee will take action by majority vote. The functions of the BCA Special Committee shall include responsibility for, among other things, the evaluation of potential claims for losses and enforcement of the indemnification rights under the Business Combination Agreement. The BCA Special Committee will perform its duties on behalf of and in the best interests of Holdco and its shareholders but excluding Grupo VM. After the Effective Time, Grupo VM will deal exclusively with the BCA Special Committee on all indemnity matters under the Business Combination Agreement. It is uncertain whether the BCA Special Committee will be able to effectively perform its duties as contemplated by the Business Combination Agreement or whether the BCA Special Committee will have the appropriate authority to implement the actions it wishes to take. Further, if the BCA Special Committee decides to pursue enforcement action against Grupo VM or under the R&W Policy, such action could negatively impact Holdco’s and the BCA Special Committee members’ relationships with Grupo VM and the members of the Holdco Board designated by Grupo VM, which could impact the effective functioning of the Holdco Board and have an adverse impact on Holdco and its business.

Holdco is exposed to foreign currency exchange risk.

Holdco will transact business in numerous countries around the world and expects that a significant portion of its business will continue to take place in international markets. Holdco will prepare its consolidated financial statements in its functional currency of U.S. Dollars, while the financial statements of each of its subsidiaries will be prepared in the functional currency of that entity. Accordingly, fluctuations in the exchange rate of the functional currencies of Holdco’s foreign currency entities against the functional currency of Holdco will impact its results of operations and financial condition. As such, it is expected that Holdco’s revenues and earnings will continue to be exposed to the risks that may arise from fluctuations in foreign currency exchange rates, which could have a material adverse effect on Holdco’s business, results of operation or financial condition.

Risks Relating to FerroAtlántica’s Business

FerroAtlántica’s operations depend on the steel, aluminum and silicone industries, which in turn rely on several end-markets. A downturn in these industries or end-markets could adversely affect the steel, aluminum and silicone industries and, consequently, FerroAtlántica’s business, results of operations and financial condition.

Because FerroAtlántica primarily sells the silicon metal, manganese- and silicon-based alloys and other specialty metals it produces to manufacturers of steel, aluminum and silicones, FerroAtlántica’s results are significantly affected by the economic trends in the steel, aluminum and silicone industries. Primary end users of steel and aluminum that drive demand for steel and aluminum are construction companies, shipbuilders, electric appliance and car manufacturers, and companies operating in the rail and maritime industries. Primary end users of silicones that drive demand for silicones include the automotive, chemical, electronics, pharmaceutical, construction and consumer products industries. Demand for steel, aluminum and silicones from these companies is driven primarily by GDP growth and is affected by global economic conditions. Fluctuations in steel and aluminum prices may occur due to sustained price shifts reflecting underlying global economic and geopolitical factors, changes in industry demand and supply balances, the substitution of one product for another in times of scarcity and changes in national tariffs. An easing of demand for steel and aluminum can quickly cause a substantial build-up of steel and aluminum stocks, resulting in a decline in demand for silicon metal, manganese- and silicon-based alloys and other specialty metals. Silicone producers are subject to fluctuations in crude oil, platinum, methanol and natural gas prices, which could adversely affect their businesses. A significant and prolonged downturn in the end markets for steel, aluminum and silicone products, or a significant decrease in the price, could adversely affect these industries, and, in turn, FerroAtlántica’s business, results of operations and financial condition.

Competitive pressure from Chinese steel and silicone producers may adversely affect the business of FerroAtlántica’s customers, reducing demand for FerroAtlántica’s products. FerroAtlántica’s customers may relocate to China, where they are unlikely to continue purchasing from FerroAtlántica.

China’s steel producing capacity exceeds local demand and has made China an increasingly larger net exporter of steel, and the Chinese silicone manufacturing industry is growing. Chinese steel and silicone producers, who are unlikely to purchase silicon metal, manganese- and silicon-based alloys and other specialty metals from FerroAtlántica due to the ample availability of domestic Chinese silicon metal, may gain global market share at the expense of FerroAtlántica’s customers. An increase in Chinese steel and silicone industry market share could adversely affect the production volumes and ultimately the business of FerroAtlántica’s customers, resulting in lower sales for FerroAtlántica, and in turn have a material adverse effect on FerroAtlántica’s business prospects and results of operations.

Moreover, FerroAtlántica’s customers in Europe might seek to relocate or refocus their operations to China or other countries with lower labor costs and higher growth rates. If they do so, these customers might choose to purchase from other suppliers of silicon metal, manganese- and silicon-based alloys and other specialty metals, and this could have a material adverse effect on FerroAtlántica’s business, results of operations and financial condition.

Macroeconomic conditions and low growth rates in the economies where the majority of FerroAtlántica’s sales occur could adversely affect FerroAtlántica’s business, results of operations and financial condition.

For the twelve months ended December 31, 2014, FerroAtlántica’s sales to European countries represented 67.7% of FerroAtlántica’s sales. Economic activity in Europe has undergone a sharp downturn since 2008 and current GDP growth rates in the European economies are low or, in some cases, negative. It is difficult to determine the breadth and duration of the economic problems in Europe and their potential effects on demand for FerroAtlántica’s products. If these difficult macroeconomic conditions continue or worsen and if FerroAtlántica is not able to enhance its presence in markets with higher growth rates, such as the Asian and North American markets, FerroAtlántica’s growth prospects, business, results of operations and financial condition could be materially adversely affected.

The critical social, political and economic conditions in Venezuela have adversely affected, and may continue to adversely affect, FerroAtlántica’s results of operations.

In 2013, the Venezuelan government devaluated the Bolívar from 4.3 VEF to one U.S. dollar to 6.3 VEF to one U.S. dollar and in 2014, further devalued it up to 50 VEF to one U.S. dollar, depending on the product. This has led to a shortage of basic materials and parts, difficulties importing raw materials, 58.2% inflation in December 2013 and, consequently, higher operating costs. The combination of these factors has adversely affected FerroAtlántica’s production and the results of operations of FerroAtlántica’s Venezuelan subsidiary, FerroVen, resulting in a loss of $23.1 million in 2013 and $38.3 million in 2014. In 2014, inflation in Venezuela reached 68.5% and the critical state of the economy caused a shortage of raw materials, a general deterioration of operating conditions and new currency regulations announced in March 2015. If the critical social, political and economic conditions in Venezuela continue or worsen, FerroAtlántica’s business, results of operations and financial condition could be adversely affected.

FerroAtlántica’s business is particularly sensitive to increases in energy costs, which could materially increase its cost of production.

Electricity is one of FerroAtlántica’s largest production cost components. Accordingly, consistent access to low cost, reliable sources of electricity is essential to FerroAtlántica’s business. Because energy constitutes such a high percentage of FerroAtlántica’s production costs, FerroAtlántica is particularly vulnerable to cost fluctuations in the energy industry. For example, French energy regulation is currently being revised and it is possible that the green tariff from which FerroAtlántica currently benefits may not be extended or renewed, which would result in higher energy costs for FerroAtlántica’s French operations. Additionally, energy prices and supply in South Africa are not stable, and prices have increased at a rate higher than inflation in recent years. The termination or non-renewal of any of FerroAtlántica’s energy contracts, or an increase in the price of energy could have a material adverse effect on FerroAtlántica’s future earnings and may prevent it from effectively competing in its markets.

Losses caused by disruptions in the supply of power would reduce FerroAtlántica’s profitability.

FerroAtlántica’s operations are heavily dependent upon a reliable supply of electrical power. FerroAtlántica may incur losses due to a temporary or prolonged interruption of the supply of electrical power to its facilities, which can be caused by unusually high demand, blackouts, equipment failure, natural disasters or other catastrophic events. For instance, FerroAtlántica has, on occasion, been instructed to suspend operations for several hours by the sole energy supplier in South Africa due to a general power shortage which continues in the country. It is possible that this supplier may instruct FerroAtlántica to suspend operations for a similar or longer amount of time in the future. Large amounts of electricity are used to produce silicon metal, manganese- and silicon-based alloys and other specialty metals, and any interruption or reduction in the supply of electrical power would adversely affect production levels and result in reduced profitability. FerroAtlántica’s insurance coverage does not cover all events and may not be sufficient to cover any or all losses. FerroAtlántica’s insurance policies may not cover losses that may be incurred if suppliers are unable to provide power during periods of unusually high demand.

Any decrease in the availability, or increase in the cost, of raw materials could materially increase FerroAtlántica’s costs.

Principal components in the production of silicon metal, silicon-based alloys and manganese-based alloys include metallurgical-grade coal, charcoal, manganese ore and quartz. The availability of these raw materials and the prices at which FerroAtlántica purchases them from third party suppliers may be volatile, as they are dependent on market supply and demand. For certain raw materials, FerroAtlántica relies on a limited number of suppliers. If one of these suppliers were to increase its prices, FerroAtlántica may be unable to obtain the relevant raw materials elsewhere at more favorable prices. An increase in costs of raw materials, including transportation, a decrease in supply or an inability to obtain raw materials in a timely fashion, due to disruptions in production or logistical issues, could result in increased costs to FerroAtlántica and lower productivity levels. Any increases in the price or shortfall in the production and delivery of raw materials, could have a material adverse effect on FerroAtlántica’s business, results of operation and financial condition.

FerroAtlántica depends on a limited number of third party suppliers of some of its required raw materials. The loss of one of these suppliers or the failure of one of these suppliers to supply raw materials in compliance with its contractual obligations to FerroAtlántica could have a material adverse effect on FerroAtlántica’s business.

Colombia and the United States are among the preferred sources for the coal required for the production of silicon alloys and the vast majority of the industry is supplied from these two countries. In 2014, 95% of the coal purchased by FerroAtlántica came from Carbones del Cerrejón Norte mine in Colombia. Additionally, in 2014, the vast majority of manganese ore purchased by FerroAtlántica came from suppliers located in South Africa and Gabon. BHP Billiton and Eramet supplied approximately 82% of the manganese ore utilized by FerroAtlántica in 2014. FerroAtlántica does not control these third party suppliers, and relies on them to provide their products and perform their services in accordance with the terms of their contracts, which increases FerroAtlántica’s vulnerability to problems with the products and services they provide. If these suppliers fail to provide FerroAtlántica with the required raw material in a timely manner or at all, or if the quantity or quality of the raw material provided is lower than that contractually agreed, FerroAtlántica may not be successful in procuring adequate supplies of raw materials from alternative sources on terms as favorable. Such events could have a material adverse effect on FerroAtlántica’s reputation, business, results of operations and financial condition. Additionally, any economic, social, political or other factor adversely affecting the economies of Colombia, South Africa and Gabon might adversely affect the ability of suppliers from those countries to provide their products to FerroAtlántica, in which case FerroAtlántica might not be able to procure the required raw materials from other sources in a timely manner, at comparable costs or at all, which could have a material adverse effect on FerroAtlántica’s reputation, business, results of operations and financial condition.

FerroAtlántica may not be able to pass increases in the cost of energy and certain other raw materials on to its customers, which could negatively impact its profitability.

The price of energy is determined in the applicable domestic jurisdiction and is influenced both by supply and demand dynamics and by domestic regulations. Changes in local energy policy, increased costs due to scarcity of energy supply, climate conditions and other factors can affect the price of energy supply to FerroAtlántica’s plants and adversely affect its results of operations and financial conditions.

The availability and prices of raw material inputs may be influenced by, among other things, global supply and demand, changes in world politics, unstable governments in exporting nations and inflation. The market prices of FerroAtlántica’s products and raw material inputs are subject to change. FerroAtlántica may not be able to pass a significant amount of increased input costs on to its customers due to the global nature of the downstream markets. Additionally, FerroAtlántica may not be able to obtain lower prices from its suppliers of energy and raw materials should its sale prices decrease.

FerroAtlántica is dependent on sea, rail and truck transportation for the delivery of raw materials and the shipment of its products to customers. Any delay, interruption or other disruption affecting FerroAtlántica’s transportation methods, or a sharp rise in transportation prices, could negatively impact FerroAtlántica’s reputation, business, results of operations and financial condition.

FerroAtlántica makes extensive use of shipping by sea, rail and truck to obtain the raw materials used in its production and deliver its products to customers, depending on the geographic region and product or input. These raw materials and products often must be transported over long distances between the mines and other production sites where raw materials are produced and FerroAtlántica’s factories where raw materials are processed and between those sites and FerroAtlántica’s customers. Any severe delay, interruption or other disruption in such transportation, any material damage to raw materials utilized by FerroAtlántica or to FerroAtlántica’s products while being transported, or a sharp rise in transportation prices, could have a material adverse effect on FerroAtlántica’s business, results of operations and financial condition.

FerroAtlántica’s business and results of operations may be negatively affected by the appreciation of the euro.

FerroAtlántica’s sales made in U.S. dollars exceed the amount of FerroAtlántica’s purchases made in U.S. dollars. The appreciation of the euro against the U.S. dollar would have an adverse effect on FerroAtlántica’s margins and results of operations. Additionally, sales made by FerroAtlántica’s Chinese competitors into Europe are denominated in U.S. dollars, whereas FerroAtlántica’s sales into Europe and the majority of its production costs at its European plants are denominated in euro. If the euro appreciates against the U.S. dollar, the prices of FerroAtlántica’s products in the European market may no longer be competitive with the prices of its Chinese competitors’ products. As a result, FerroAtlántica’s sales could decline and FerroAtlántica may lose market share to these competitors, which could have a material adverse effect on FerroAtlántica’s business and results of operation.

FerroAtlántica makes a significant portion of its sales to a limited number of customers, none of which are committed to purchase products from FerroAtlántica, and the loss of a portion of the sales to these customers could have a material adverse effect on FerroAtlántica’s revenues and profits.

For the twelve months ended December 31, 2014, FerroAtlántica’s ten largest customers accounted for approximately 43% of FerroAtlántica’s consolidated revenue. FerroAtlántica expects that it will continue to derive a significant portion of its business from sales to these customers. Some of the contracts entered into by FerroAtlántica with its customers do not provide commitments from its customers to purchase specified or minimum volumes of products for terms longer than one month to one year. Accordingly, with respect to these contracts, FerroAtlántica does not benefit from any contractual protection mechanism in case of unexpected reduced demand for its products from such customers as a result of, for instance, downturns in the industries in which these customers operate or any other factor affecting their business, and this could have a material adverse effect on FerroAtlántica’s revenues and profits. If FerroAtlántica were to experience a significant reduction in the amount of sales it makes to some or all of these customers and could not replace these sales with sales to other customers, this could have a material adverse effect on its revenues and profits.

FerroAtlántica benefits from antidumping duties and laws that protect FerroAtlántica products by taxing unfairly traded imports from certain countries. If these duties or laws change in a way unfavorable to FerroAtlántica, certain foreign competitors might be able to compete more effectively with FerroAtlántica.

Antidumping orders prevent suppliers in countries with excess capacity from selling their product at improperly subsidized prices. As a result, antidumping orders normally benefit local suppliers, and non-affected foreign suppliers. Antidumping duties are currently in place in the European Union covering silicon metal imports from China and Korea and ferrosilicon imports from China and Russia. In the United States and Canada, antidumping duties are in place covering silicon metal from China and Russia and ferrosilicon from Venezuela.

Any of these antidumping duties and laws and export tariffs may be revoked, suspended or amended in a way which might be unfavorable to FerroAtlántica. In 2015, the European Union will review antidumping duties covering silicon metal and ferrosilicon imports from China, which have been in place for the last five years, and may reduce or eliminate these duties. Consequently, the goods and countries now covered by antidumping duties and laws and export tariffs may no longer be covered, and duties may not continue to be assessed at the same rates. Changes in any of these factors could adversely affect FerroAtlántica’s business and profitability.

FerroAtlántica may be unable to successfully develop its planned investments in the construction of new capacity or in the expansion and improvement of existing facilities and this could have a material adverse effect on FerroAtlántica’s business prospects, financial condition and results of operations.

FerroAtlántica is, or may be, engaged in significant capital improvements to its existing metallurgical and hydroelectric facilities, including the addition of capacity to its hydroelectric operations in Spain and France. FerroAtlántica is also engaged in development and/or construction of new facilities, such as the development of a new silicon metal plant in Canada. Should any such efforts be unsuccessful or not completed in a timely manner, FerroAtlántica could be subject to additional costs or impairments which could have a material adverse effect on its business prospects, financial condition and results of operations.

FerroAtlántica may be unable to successfully integrate and develop its prior and future acquisitions and this could have a material adverse effect on FerroAtlántica’s business prospects, financial condition and results of operations.

A substantial amount of FerroAtlántica’s historical growth has been the result of acquisitions. FerroAtlántica may acquire additional companies or assets in the future. Integration of FerroAtlántica’s prior and future acquisitions with its existing business is a complex, time-consuming and costly process requiring the employment of additional personnel, including key management and accounting personnel. Additionally, the integration of these acquisitions with FerroAtlántica’s existing business may require significant financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Unanticipated problems, delays, costs or liabilities may also be encountered in the development of these acquisitions. Failure to successfully and fully integrate and develop these businesses and operations may have a material adverse effect on FerroAtlántica’s business, financial condition, results of operations and cash flows. In addition, FerroAtlántica may not realize all of the anticipated benefits from any prior and future acquisitions, such as increased earnings, cost savings and revenue enhancements, for various reasons, including difficulties integrating operations and personnel, higher than expected acquisition and operating costs, unknown liabilities, inaccurate reserve estimates and fluctuations in markets. The occurrence of any such factor could have a material adverse effect on FerroAtlántica’s business prospects, financial condition and results of operations.

Shortages of skilled labor could adversely affect FerroAtlántica’s operations.

FerroAtlántica depends on skilled labor for the operation of its silicon furnaces and other facilities. Some of its facilities are located in areas where demand for skilled laborers often exceeds supply. Shortages of skilled furnace technicians and other skilled laborers could restrict its ability to maintain or increase production rates, lead to production inefficiencies and increase FerroAtlántica’s labor costs.

FerroAtlántica is subject to the risk of union disputes and work stoppages at its facilities, which could have a material adverse effect on its business.

A majority of FerroAtlántica’s employees are members of labor unions. In the future, FerroAtlántica may experience lengthy consultations with labor unions or strikes, work stoppages or other industrial actions. Strikes called by employees or unions could disrupt its operations. In 2014, there was a strike at FerroAtlántica’s South African subsidiary that required FerroAtlántica to reduce production for seven days. FerroAtlántica has also experienced strikes by its employees in France from time to time. A majority of FerroAtlántica’s collective bargaining agreements expire before the end of 2015 and there is no guarantee that renewal negotiations will be successful. It is possible that new collective bargaining agreements could contain terms less favorable to FerroAtlántica than the current agreements. Strikes and other industrial actions, as well as the negotiation of new collective bargaining agreements or salary increases in the future, could disrupt FerroAtlántica’s operations and make it more costly to operate its facilities, which in turn could have a material adverse effect on FerroAtlántica’s business, results of operations and financial condition. See “Business of FerroAtlántica and Certain Information about FerroAtlántica—Employees”, beginning on page 189 of this proxy statement/prospectus.

Metals manufacturing and mining are inherently dangerous activities and any accident resulting in injury or death of personnel or prolonged production shut downs could adversely affect FerroAtlántica’s business and operations.

Metals manufacturing generally, and smelting in particular, is inherently dangerous and subject to fire, explosion and sudden major equipment failure. Quartz mining is inherently dangerous and subject to hazards associated with collisions, equipment failure, the operation of large open pit mining and rock transportation equipment, dust inhalation, flooding, collapses of open pit walls, the preparation and ignition of large-scale open pit blasting operations and operating in extreme climatic conditions. Accidents resulting in the serious injury and death of production personnel could cause prolonged production shutdowns. In January 2015, the death of a subcontractor at its South Africa mine caused a shutdown of production for several days. Any such fatal accidents or equipment malfunctions at its production facilities in the future could have a material adverse effect on FerroAtlántica’s business and operations.

FerroAtlántica is heavily dependent on its mining operations, which are subject to risks that are beyond its control and which could result in materially increased expenses and decreased production levels.

FerroAtlántica mines quartz at open pit mining operations and is heavily dependent on these mining operations for its quartz supply. Certain factors beyond FerroAtlántica’s control could disrupt its mining operations, adversely affect production and shipments and increase its operating costs, such as: a major incident at the mine site that causes all or part of the operations of the mine to cease for some period of time; mining, processing and plant equipment failures and unexpected maintenance problems; changes in reclamation costs; the inability to renew mining concessions upon their expiration; the expropriation of territory subject to a valid concession without sufficient compensation; and adverse weather and natural disasters, such as heavy rains or snow, flooding and other natural events affecting operations, transportation or customers.

Regulatory agencies usually have the authority under certain circumstances following significant health and safety incidents, such as fatalities, to order a mine to be temporarily or permanently closed. If this occurred, FerroAtlántica may be required to incur capital expenditures to re-open the mine. Environmental regulations could impose costs on FerroAtlántica’s mining operations, and future regulations could increase those costs or add new costs or limit its ability to produce quartz. A failure to obtain and renew permits necessary for FerroAtlántica’s mining operations could negatively affect its business. It is also possible that FerroAtlántica has extracted or may in the future extract quartz from territory beyond the boundary of its mining concession or mining right, which could result in penalties or other regulatory action or liabilities.

FerroAtlántica is subject to environmental, health and safety regulations, including laws that impose substantial costs and the risk of material liabilities. Non-compliance with any of these laws or regulations might adversely affect FerroAtlántica’s reputation, business, results of operations and financial condition.

FerroAtlántica is subject to extensive EU, national, provincial, local and foreign permit requirements and environmental, health and safety laws and regulations governing, among other things, the generation, discharge, emission, storage, handling, transportation, use, treatment and disposal of hazardous substances; land use, reclamation and remediation; and the health and safety of employees. If FerroAtlántica violates or fails to comply with these laws, regulations or permits, it could be subject to penalties, fines, restrictions on operations or other sanctions. Under these laws, regulations and permits, FerroAtlántica could also be held liable for any and all consequences arising out of human exposure to hazardous substances or environmental damage it may cause or that relates to its operations or properties.

Under certain environmental laws, FerroAtlántica could be required to remediate or be held responsible for all of the costs relating to any contamination at its or its predecessors’ past or present facilities and at third party waste disposal sites. FerroAtlántica could also be held liable under these environmental laws for sending or arranging for hazardous substances to be sent to third party disposal or treatment facilities if such facilities are found to be contaminated. There are a variety of laws and regulations in place or being considered at the international, EU, national, regional and local levels of government that restrict or are reasonably likely to restrict the emission of carbon dioxide and other greenhouse gases. These legislative and regulatory developments may cause FerroAtlántica to incur material costs if FerroAtlántica is required to reduce or offset greenhouse gas emissions and may result in a material increase in its energy costs due to additional regulation of power generators. Environmental laws are complex, change frequently and are likely to become more stringent in the future.

Any failure by FerroAtlántica to comply with any of these current and future environmental, health and safety laws and regulations may expose FerroAtlántica to the risk of being sanctioned by governmental authorities and being held responsible for any damage caused to employees or the environment, which could adversely affect FerroAtlántica’s reputation, business, results of operations and financial condition.

FerroAtlántica operates in a highly competitive industry. FerroAtlántica’s failure to adapt to changes in the industry or the global economy may adversely affect FerroAtlántica’s competitive position, which could lead to a decreased demand for FerroAtlántica’s products.

The global silicon metal market and the global silicon-based and manganese-based alloys markets are highly competitive. FerroAtlántica’s competitors may have greater financial resources, as well as other strategic advantages, to maintain, improve and possibly expand their facilities, and as a result, they may be better positioned to adapt to changes in the industry or the global economy. The advantages that FerroAtlántica’s competitors have over it could have a material adverse effect on FerroAtlántica’s business. In addition, new entrants may increase competition in the industry, which could have a material adverse effect on FerroAtlántica’s business. An increase in the use of substitutes for certain of FerroAtlántica’s products also could have a material adverse effect on its financial condition and operations. For more information on competition, see “Business of FerroAtlántica and Certain Information about FerroAtlántica—Competition”, beginning on page 181 of this proxy statement/prospectus.

FerroAtlántica is subject to restrictive covenants under some of its credit facilities. These covenants could significantly affect the way in which FerroAtlántica conducts its business, and FerroAtlántica’s failure to comply with these covenants could lead to an acceleration of its debt.

FerroAtlántica’s credit facilities require compliance with specified financial covenants, including minimum interest coverage and maximum leverage ratios. FerroAtlántica cannot borrow under the credit facilities if the additional borrowings would cause a breach to the financial covenants. Further, the real property assets of FerroAtlántica’s South Africa subsidiary are pledged to secure its indebtedness.

FerroAtlántica’s ability to comply with the applicable covenants may be affected by events beyond its control. In the last three years, FerroAtlántica’s Chinese subsidiary has breached the covenants under its credit facility several times and had to seek, and ultimately obtained, waivers from its lenders. The breach of any of the covenants contained in the credit facilities, unless waived, would be a default. This would permit the lenders to terminate their commitments to extend credit under, and accelerate the maturity of, the facility. The acceleration of debt could have a material adverse effect on FerroAtlántica’s financial condition and liquidity. If FerroAtlántica were unable to repay its debt to its lenders or otherwise obtain a waiver from its lenders, the lenders could proceed against the collateral securing the credit facilities and exercise all other rights available to them. FerroAtlántica may not have sufficient funds to make these accelerated payments and may not be able to obtain any such waiver on acceptable terms or at all.

FerroAtlántica’s international operations in developing markets may be subject to various economic, social and political risks.

FerroAtlántica’s international operations expose FerroAtlántica to risks that are more significant in developing markets than in developed markets and which could negatively impact its future sales or profitability. In particular, FerroAtlántica has operations in South Africa, Venezuela and China. FerroAtlántica’s operations may not develop in the same way or at the same rate as might be expected in a country with an economy similar to that of Western European countries. The additional risks that FerroAtlántica may be exposed to in these cases include, but are not limited to:

•	recessionary trends, inflation or instability of financial markets;

•	currency devaluation and fluctuations in currency exchange rates;

•	regulations related to customs and import/export matters;

•	tax issues, such as tax law changes and variations in tax laws;

•	limited access to qualified staff;

•	inadequate infrastructure;

•	unexpected changes in energy policy, or inability to adequately ensure reliable energy supply;

•	cultural and language differences;

•	inadequate banking systems;

•	different and/or more stringent environmental laws and regulations;

•	restrictions on the repatriation of profits or payment of dividends;

•	crime, strikes, riots, civil disturbances, terrorist attacks or acts of war;

•	the seizure of property by nationalization or expropriation without fair compensation;

•	law enforcement authorities and courts that are weak or inexperienced in commercial matters; and

•	political and social instability.

For example, the results of FerroAtlántica’s Venezuelan subsidiary have been adversely affected by changes to exchange rate policies (for more information, see “—The critical social, political and economic conditions in Venezuela have adversely affected, and may continue to adversely effect, FerroAtlántica’s results of operations”, above).

If hydrology conditions at FerroAtlántica’s hydropower facilities are unfavorable or below FerroAtlántica’s estimates, its electricity production, and therefore its revenue, may be substantially below its expectations.

The revenues generated by FerroAtlántica’s hydroelectric operations are proportional to the amount of electricity generated, which in turn is entirely dependent upon available water flows. Operating results for FerroAtlántica’s plants may vary significantly from period to period depending on the water flows during the periods in question. Hydrology conditions have natural variations from season to season and from year to year and may also change permanently because of climate change or other factors.

Hydroelectric power generation is dependent on the amount of rainfall and river flows in the regions in which FerroAtlántica’s hydropower projects are located, which may vary considerably from quarter to quarter and from year to year. Any reduction in seasonal rainfall, could cause FerroAtlántica’s hydropower plants to run at a reduced capacity and therefore produce less electricity, impacting FerroAtlántica’s profitability. A sustained decline in water flow or shutdown at FerroAtlántica’s hydropower plants could lead to a material adverse change in the volume of electricity generated, which could have a material adverse effect on FerroAtlántica’s results of operations.

Conversely, if hydrological conditions are such that too much rainfall occurs at any one time, water may flow too quickly and at volumes in excess of a particular hydropower plant’s designated flood levels, which may result in the forced dumping of reservoir water. A natural disaster or severe weather conditions, including flooding, lightning strikes, earthquakes, severe storms, wildfires, and other unfavorable weather conditions (including those from climate change), could impact water flows of the rivers on which FerroAtlántica’s hydropower plants depend and require FerroAtlántica to shut down its turbines or related equipment and facilities, impeding its ability to maintain and operate its projects and decreasing electricity production levels and revenues.

Equipment failures may lead to production curtailments or shutdowns and repairing any failure could require FerroAtlántica to expend significant amounts of capital and other resources, which could adversely affect FerroAtlántica’s business and results of operations.

FerroAtlántica’s hydropower generation assets and other equipment may not continue to perform as they have in the past or as they are expected. Any equipment failure due to wear and tear, latent defect, design error or operator error, early obsolescence, natural disaster or other force majeure event, could cause significant losses in operational capacity and repairing such failures could require FerroAtlántica to expend significant amounts of capital and other resources, which could have a material adverse effect on FerroAtlántica’s business and operations. Such failures could result in damage to the environment or damages and harm to third parties or the public, which could expose FerroAtlántica to significant liability.

FerroAtlántica needs governmental permits, including environmental permits, and concessions to operate its hydropower plants. Any delay or failure to procure, renew or maintain necessary permits or concessions would adversely affect FerroAtlántica’s results of operation.

The operation of FerroAtlántica’s hydropower plants is highly regulated, requires various governmental permits, including environmental permits, and concessions, and may be subject to the imposition of conditions by government authorities. FerroAtlántica cannot predict whether the conditions prescribed in the permits and concessions will be achievable. The denial of a permit essential to a hydropower plant or the imposition of impractical conditions would impair FerroAtlántica’s ability to operate such plant. If FerroAtlántica fails to satisfy the conditions or comply with the restrictions imposed by governmental permits or concessions, or the restrictions imposed by any statutory or regulatory requirements, FerroAtlántica may become subject to regulatory enforcement action and the operation of its hydropower plants could be adversely affected or be subject to fines, penalties or additional costs or revocation of such permits or concessions. Any failure to procure, renew or maintain necessary permits and concessions would adversely affect continuing operation of FerroAtlántica’s hydropower plants.

FerroAtlántica’s energy operations and revenues depend largely on government regulation of the power sector and its business may be adversely affected if such policies are amended or eliminated.

FerroAtlántica’s energy operations and revenues depend largely on government regulation of the power sector. For example, Spain introduced a new regulatory regime for renewable energies, which, among other things, suspended the pre-existing feed-in tariff support scheme for renewable energy producers that had benefitted FerroAtlántica. This had an adverse effect on the profitability of FerroAtlántica’s energy segment in 2014 as compared to 2013, as prices at which FerroAtlántica is able to sell its energy are now substantially dependent on wholesale market prices. If any other of these incentives or tariff structure are adversely amended, reduced, eliminated, subjected to new restrictions, or if public funding for these incentives is reduced, it could have a material adverse effect on the profitability of FerroAtlántica’s energy operations.

Energy prices in Spain are volatile and such volatility could have a material adverse effect on FerroAtlántica’s business, financial condition and results of operations.

Almost all of the revenues from FerroAtlántica’s energy segment are tied, either directly or indirectly, to the wholesale market price for electricity in Spain. Wholesale market prices for electricity are impacted by a number of factors and may decline for many reasons that are not within FerroAtlántica’s control, which may impact FerroAtlántica’s ability to sell electricity. Those factors include the price of fuel that is used to generate other sources of electricity, the management of generation and the amount of excess generating capacity relative to load in a particular market, the cost of controlling emissions of pollution, the structure of the electricity market, changes in demand for electricity, regulatory and governmental actions and weather conditions that impact electrical load. In addition, other power generators may develop new technologies or improvements to traditional technologies to produce power that could increase the supply of electricity and cause a sustained reduction in market prices for electricity.

Any such factor could have a material adverse effect on FerroAtlántica’s business prospects, condition and results of operations.

Risks Relating to Globe’s Business

You should read and consider risk factors specific to Globe’s business that will also affect Holdco after the Business Combination. These risks are described in Part I, Item 1A of Globe’s Annual Report on Form 10-K for the fiscal year ended June 30, 2014 and in other documents that are incorporated by reference into this document. See “Where You Can Find More Information” beginning on page 255 of this proxy statement/prospectus for the location of information incorporated by reference in this proxy statement/prospectus.

Risks Relating to Tax Matters

If the Globe Merger does not qualify as a “reorganization” under Section 368(a) of the Code or is otherwise taxable to U.S. holders of Globe Shares, including under Section 367 of the Code, then such holders may be required to pay substantial U.S. federal income taxes.

The obligation of Globe, FerroAtlántica and Grupo VM to complete the Globe Merger is conditioned on Globe’s receipt of an opinion of Latham, and Grupo VM’s receipt of an opinion of Cravath, each to the effect that the Globe Merger should qualify for the Intended U.S. Tax Treatment. An opinion of counsel represents counsel’s legal judgment, however, and is not binding on the IRS or the courts. Additionally, these opinions will be based upon, among other things, certain assumptions and management representations as to factual matters made by Globe, FerroAtlántica and Holdco. The failure of any such assumptions or representations to be true could adversely affect the validity of the opinions. Thus, the conclusions in these tax opinions will not be free from doubt, as there are significant factual and legal uncertainties concerning them.

In particular, Section 367(a) of the Code and the applicable U.S. Treasury Regulations promulgated thereunder provide that when a U.S. shareholder exchanges stock in a U.S. corporation for stock in a non-U.S. corporation in a transaction that would otherwise qualify as a “reorganization” within the meaning of Section 368(a) of the Code and/or as a transaction under Section 351(a) of the Code, the U.S. shareholder is required to recognize gain, but not loss, realized on such exchange unless certain requirements are met, including that the fair market value of the foreign acquiring corporation equal or exceed that of the domestic target corporation at the time of the transaction. The determination of fair market value for this purpose is complex and, with respect to the Globe Merger, subject to factual and legal uncertainties, including taking into account several factors other than the Estimated Ownership Ratio. While the opinions of Latham and Cravath will take into account this complexity in applying the legal rules, they will nevertheless be subject to these uncertainties, and therefore no assurance can be given that the IRS will not challenge the conclusions reflected in the opinions or that a court would not sustain such a challenge. See “Material United States Federal Income Tax Consequences—The Globe Merger—U.S. Holders—Taxation Under Section 367(a)” beginning on page 133 of this proxy statement/prospectus. If at the Effective Time the fair market value of Globe were found to exceed that of Holdco for purposes of Section 367(a), or other requirements under Section 367(a) of the Code are not met, a U.S. holder of Globe Shares would recognize gain (but not loss) based on the amount such U.S. holder realizes in the Globe Merger, calculated separately for each block of Globe Shares.

U.S. Holders of Globe Shares may be taxed on their receipt of the right to receive payments made to Holdco under the R&W Policy.

While not free from doubt, Globe and Holdco believe that the right of holders of Holdco Ordinary Shares to receive distributions of payments received by Holdco under the R&W Policy does not constitute separate consideration paid for Globe Shares in the Globe Merger for U.S. federal income tax purposes. However, if the IRS or a court disagrees and instead treats the right to receive these payments as separate merger consideration paid by Holdco in exchange for a portion of a holder’s Globe Shares, a U.S. holder of Globe Shares would recognize gain in an amount equal to the lesser of that holder’s pro rata share of the fair market value of the R&W Policy on the Closing Date or the amount of gain realized on the exchange of that holder’s Globe Shares for Holdco Ordinary Shares. For a further discussion, see “Material United States Federal Income Tax Consequences—Ownership of Holdco Ordinary Shares—U.S. Holders—Characterization of the Right to Receive Preferential Dividends” beginning on page 132 of this proxy statement/prospectus.

If Section 7874 of the Code were to apply to the Globe Merger, then Globe may be required to pay substantial U.S. federal income taxes going forward.

Section 7874 of the Code would apply to Holdco if, after the Globe Merger, (i) at least 60% of the Holdco Shares (by vote or value) are considered to be held by former holders of Globe Shares by reason of holding Globe Shares, as calculated for Section 7874 purposes, and (ii) the expanded affiliated group that includes Holdco does not have substantial business activities in the United Kingdom. (The percentage (by vote and value) of Holdco Shares considered to be held by former Globe Shareholders immediately after the Globe Merger by reason of holding Globe Shares is referred to in this disclosure as the “Section 7874 Percentage.”) Determining the Section 7874 Percentage is complex and, with respect to the Globe Merger, subject to factual and legal uncertainties, including taking into account several factors other than the Estimated Ownership Ratio. While we anticipate the Section 7874 Percentage will be less than 60%, and therefore that Section 7874 should not apply to Holdco, this conclusion is subject to those uncertainties.

If the Section 7874 Percentage were determined to be at least 60%, several limitations could apply to Holdco. For example, Globe would be prohibited from using its net operating losses, foreign tax credits or other tax attributes to offset the income or gain recognized by reason of the transfer of property to a foreign related person during the 10-year period following the Globe Merger or any income received or accrued during such period by reason of a license of any property by the U.S. corporation to a foreign related person. In addition, the IRS has announced that it will promulgate new rules, which may limit the ability to restructure the non-U.S. members of the Globe Group. Moreover, Section 4985 of the Code and rules related thereto would impose an excise tax on the value of certain Globe stock compensation held directly or indirectly by certain “disqualified individuals” (including officers and directors of Globe) at a rate equal to 15%, but only if gain is otherwise recognized by Globe Shareholders as a result of the Globe Merger.

Changes in law could affect Holdco’s status as a foreign corporation for U.S. federal income tax purposes, limit the U.S. tax benefits from Holdco engaging in certain transactions, or impose U.S. withholding tax on certain payments from Holdco affiliates.

Holdco believes that, under current law, it should be treated as a foreign corporation for U.S. federal income tax purposes. However, changes to Section 7874 of the Code, the U.S. Treasury Regulations promulgated thereunder, or to other relevant tax laws (including under applicable tax treaties) could adversely affect Holdco’s status or treatment as a foreign corporation, and the tax consequences to Holdco affiliates, for U.S. federal tax purposes, and any such changes could have prospective or retroactive application. Recent legislative proposals have aimed to expand the scope of U.S. corporate tax residence, including by potentially causing Holdco to be treated as a U.S. corporation if the management and control of Holdco and its affiliates were determined to be located primarily in the United States, or by reducing the Section 7874 Percentage at or above which Holdco would be treated as a U.S. corporation. In addition, other recent legislative proposals would cause Holdco and its affiliates to be subject to certain intercompany financing limitations, including with respect to their ability to use certain interest expense deductions, if the Section 7874 Percentage were to be at least 60%. Furthermore, under certain circumstances, recent treaty proposals by the U.S. Department of the Treasury, if ultimately adopted by the United States and relevant foreign jurisdictions, could reduce the potential tax benefits for Holdco and its affiliates by imposing U.S. withholding taxes on certain payments from Holdco’s U.S. affiliates to related and unrelated foreign persons. Thus, the rules under Section 7874 and other relevant provisions and tax laws (including under applicable tax treaties) could change on a prospective or retroactive basis in a manner that could adversely affect Holdco and its affiliates.

Non-U.S. holders who own more than five-percent (5%) of the Globe Shares may be subject to U.S. federal income tax on gain realized on the exchange of such stock in the Globe Merger.

Because Globe has significant U.S. real estate holdings, including mineral assets, Globe may be or may have been a “United States real property holding corporation” (a “USRPHC”) for U.S. federal income tax purposes.

It is uncertain whether Globe has been or will become a USRPHC prior to the Effective Time. As a result, a “non-U.S. holder” (as defined in “Material United States Federal Income Tax Consequences”, beginning on page 130 of this proxy statement/prospectus) may be subject to U.S. federal income tax on gain realized on the exchange of its Globe Shares for Holdco Ordinary Shares as part of the Globe Merger if such non-U.S. holder has owned, actually or constructively, more than five percent of the Globe Shares at any time during the shorter of (1) the five-year period ending on the date of the Globe Merger and (2) the non-U.S. holder’s holding period in such stock (a “Significant Non-U.S. Holder”).

Holdco intends to operate so as to be treated exclusively as a resident of the U.K. for tax purposes, but the relevant tax authorities may treat it as also being a resident of another jurisdiction for tax purposes.

Holdco is a company incorporated in the U.K. Current U.K. tax law provides that Holdco will be regarded as being U.K. resident for tax purposes from incorporation and shall remain so unless (i) it were concurrently resident of another jurisdiction (applying the tax residence rules of that jurisdiction) that has a double tax treaty with the U.K. and (ii) there is a tiebreaker provision in that tax treaty which allocates exclusive residence to that other jurisdiction.

Based upon Holdco’s anticipated management and organizational structure, Holdco believes that it should be regarded solely as resident in the U.K. from its incorporation for tax purposes. However, because this analysis is highly factual and may depend on future changes in Holdco’s management and organizational structure, there can be no assurance regarding the final determination of Holdco’s tax residence. Should Holdco be treated as resident in a country or jurisdiction other than the U.K., it could be subject to taxation in that country or jurisdiction on its worldwide income and may be required to comply with a number of material and formal tax obligations, including withholding tax and/or reporting obligations provided under the relevant tax law, which could result in additional costs and expenses for Holdco, as well as for its shareholders, lenders and/or bondholders.

HM Revenue & Customs (“HMRC”) may disagree with our conclusions on the U.K. tax treatment of the Globe Merger.

Based on our understanding of HMRC’s current interpretation of U.K. corporation tax law, as it applies in the context of a Delaware merger, we expect that the Globe Merger will be treated as a tax free reorganization, and therefore not result in any material U.K. corporation tax liability to Holdco. However, if HMRC disagrees with this view, it may take the position that material U.K. corporation tax is payable by Holdco as a result of the Globe Merger. Accordingly we are in the process of seeking a clearance from HMRC to confirm that the Globe Merger will be treated as a tax-free reorganization.

Holdco may not qualify for benefits under the tax treaties entered into between the United Kingdom and other countries.

Holdco intends to operate in a manner such that when relevant, it is eligible for benefits under the tax treaties entered into between the U.K. and other countries. However, Holdco’s ability to qualify and continue to qualify for such benefits will depend upon the requirements contained within each treaty and the applicable domestic laws, as the case may be, on the facts and circumstances surrounding the operations and management of Holdco, and on the relevant interpretation of the tax authorities and courts.

The failure by Holdco or its subsidiaries to qualify for benefits under the tax treaties entered into between the U.K. and other countries could result in adverse tax consequences to Holdco and its subsidiaries and could result in certain tax consequences of owning or disposing of the Holdco Ordinary Shares differing from those discussed below.

Future changes to domestic or international tax laws or to the interpretation of these laws by the governmental authorities could adversely affect Holdco and its subsidiaries.

The U.S. Congress, the Organization for Economic Co-operation and Development and other government agencies in jurisdictions where Holdco and its affiliates do business have had an extended focus on issues related to the taxation of multinational corporations. One example is in the area of “base erosion and profit shifting,” in which payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. Thus, the tax laws in the United States or other countries in which Holdco and its affiliates do business could change on a prospective or retroactive basis, and any such changes could adversely affect Holdco. Furthermore, the interpretation and application of domestic or international tax laws made by Holdco and its subsidiaries could differ from that of the relevant governmental authority, which could result in administrative or judicial procedures, actions or sanctions, which could be material.

Holdco and its subsidiaries are subject to tax laws of numerous jurisdictions, and our interpretation of those laws is subject to challenge by the relevant governmental authorities.

Holdco and its subsidiaries are subject to tax laws and regulations in the United Kingdom, the United States, Spain and the numerous other jurisdictions in which they operate. These laws and regulations are inherently complex and Holdco and its subsidiaries are (and have been) obligated to make judgments and interpretations about the application of these laws and regulations to Holdco and its subsidiaries and their operations and businesses. The interpretation and application of these laws and regulations could be challenged by the relevant governmental authority, which could result in administrative or judicial procedures, actions or sanctions, which could be material.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this communication regarding the proposed Business Combination among Globe, Grupo VM, FerroAtlántica and Holdco, the expected timetable for completing the Business Combination, the benefits and potential synergies of the Business Combination, future opportunities for Holdco and its products and any other statements regarding Globe’s, Grupo VM’s, FerroAtlántica’s and Holdco’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”). These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict(s),” “will,” “expect(s),” “estimate(s),” “project(s),” “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following:

•	the parties’ ability to consummate the Business Combination;

•	the conditions to the completion of the Business Combination, including the receipt of Globe shareholder approval;

•	regulatory approvals required for the Business Combination may not be obtained on the terms expected or on the anticipated schedule;

•	the parties’ ability to meet expectations regarding the timing, completion and other aspects of the Business Combination;

•	the outcome of pending or potential litigation, including ongoing litigation relating to the Business Combination;

•	the possibility that the parties may be unable to successfully integrate Globe’s and FerroAtlántica’s operations, and that such integration may be more difficult, time-consuming or costly than expected;

•	operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the Business Combination;

•	the retention of certain key employees may be difficult;

•	the intense competition and expected increased competition in the future;

•	the ability to adapt services to changes in technology or the marketplace;

•	the ability to maintain and grow relationships with customers and clients;

•	the historic cyclicality of the metals industry and the attendant swings in market price and demand;

•	increases in energy costs and the effect on costs of production;

•	disruptions in the supply of power;

•	availability of raw materials or transportation;

•	cost of raw material inputs and the ability to pass along those costs to customers;

•	costs associated with labor disputes and stoppages;

•	the ability to generate sufficient cash to service indebtedness;

•	integration and development of prior and future acquisitions;

•	Holdco’s ability to effectively implement strategic initiatives and actions taken to increase sales growth;

•	Holdco’s ability to compete successfully;

•	availability and cost of maintaining adequate levels of insurance;

•	the ability to protect trade secrets or maintain their trademarks and other intellectual property;

•	equipment failures, delays in deliveries or catastrophic loss at any of Globe’s, FerroAtlántica’s or Holdco’s manufacturing facilities;

•	exchange rate fluctuation;

•	changes in laws protecting U.S., Canadian and European Union companies from unfair foreign competition or the measures currently in place or expected to be imposed under those laws;

•	compliance with, potential liability under, and risks related to environmental, health and safety laws and regulations (and changes in such laws and regulations, including their enforcement or interpretation);

•	risks from international operations, such as foreign exchange, tariff, tax, inflation, increased costs, political risks and their ability to expand in certain international markets;

•	risks associated with metals manufacturing and smelting activities;

•	the ability to manage price and operational risks including industrial accidents and natural disasters;

•	the ability to acquire or renew permits and approvals;

•	the potential loss due to immediate cancellations of service contracts;

•	risks associated with potential unionization of employees or work stoppages that could adversely affect the parties’ operations;

•	changes in tax laws (including under applicable tax treaties) and regulations or to the interpretation of such tax laws or regulations by the governmental authorities; and

•	changes in general economic, business and political conditions, including changes in the financial markets.

Additional information concerning these and other factors can be found in Globe’s filings with the Securities and Exchange Commission (“SEC”), including Globe’s most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof and Globe, FerroAtlántica and Holdco undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

GENERAL INFORMATION

Presentation of Financial Information

This proxy statement/prospectus contains or incorporates by reference:

•	the audited statement of financial position and statement of changes in equity of Holdco as of February 5, 2015;

•	the unaudited pro forma condensed combined financial information of Holdco as of December 31, 2014, and for the year then ended, prepared on the basis of IFRS;

•	the audited consolidated financial statements of FerroAtlántica as of December 31, 2014, 2013 and 2012 and for each of the years in the three-year period ended December 31, 2014, prepared on the basis of IFRS;

•	the audited consolidated financial statements of Globe as of June 30, 2014, 2013 and 2012 and for each of the years in the three-year period ended June 30, 2014, prepared on the basis of U.S. GAAP; and

•	the unaudited condensed consolidated interim financial statements of Globe as of and for the three and nine months ended March 31, 2014 and 2013, prepared on the basis of U.S. GAAP.

Unless indicated otherwise, financial data presented in this document has been taken from the audited consolidated financial statements of FerroAtlántica and the audited consolidated financial statements or the unaudited consolidated financial statements of Globe contained or incorporated by reference in this document.

The financial information set forth in this document has been rounded for ease of presentation. Accordingly, in certain cases, the sum of the numbers in a column in a table may not conform to the total figure given for that column.

For additional information on the presentation of financial information in this document, see the financial statements of Holdco beginning on page FIN-1 of this document, the audited consolidated financial statements of FerroAtlántica beginning on page FIN-6 of this document and the audited consolidated financial statements of Globe, which are incorporated by reference to Globe’s Form 8-K, dated May 5, 2015.

Exchange Rates

The table below shows the average and period end foreign exchange reference rates as published by the European Central Bank for $ per €1.00. The average is computed using the daily average during the period indicated.

Period	Average	Period End
Year ended December 31, 2010	1.3257	1.3362
Year ended December 31, 2011	1.3920	1.2939
Year ended December 31, 2012	1.2851	1.3194
Year ended December 31, 2013	1.3281	1.3791
Year ended December 31, 2014	1.3285	1.2141

The rates presented above may differ from the actual rates used in preparation of financial information appearing in this proxy statement/prospectus. The presentation of such rates is not meant to suggest that the U.S. dollar amounts actually represent Euro amounts or that such amounts could have been converted to U.S. dollars at any particular rate.

THE GLOBE SHAREHOLDERS MEETING

This section contains information about the Globe Shareholders Meeting that has been called to consider adoption of the Business Combination Agreement, among other matters. Together with this proxy statement/prospectus, Globe is sending its shareholders a notice of the Globe Shareholders Meeting and a form of proxy that is being solicited by the Globe Board. The Globe Shareholders Meeting will be held at         , at         , [a.m./p.m.], on             , 2015, subject to any adjournments or postponements.

Time, Place and Purpose of the Globe Shareholders Meeting

The Globe Shareholders Meeting is scheduled to be held on             , 2015 at          local time, at         .

Matters to Be Considered

At the Globe Shareholders Meeting, Globe Shareholders will be asked to consider and vote on:

•	a proposal to adopt the Business Combination Agreement;

•	a proposal to adjourn the Globe Shareholders Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the foregoing proposal; and

•	a non-binding advisory proposal to approve certain compensation arrangements for Globe’s named executive officers in connection with the transactions contemplated by the Business Combination Agreement.

Who Can Vote at the Globe Shareholders Meeting

Only Globe Shareholders of record at the close of business on the record date will be entitled to vote at the Globe Shareholders Meeting. Each Globe Share is entitled to one vote. As of the record date, there were approximately          Globe Shares entitled to vote at the Globe Shareholders Meeting.

Quorum; Votes Required

The presence at the Globe Shareholders Meeting of the holders, present in person or represented by proxy, of a majority of the Globe Shares entitled to vote at the Globe Shareholders Meeting is necessary to constitute a quorum. Abstentions will be counted for the purpose of determining whether a quorum is present, but broker non-votes will not be treated as present for quorum purposes.

Under applicable Delaware law, the affirmative vote of the holders of a majority of the outstanding Globe Shares entitled to vote as of the record date is required to approve the proposal to adopt the Business Combination Agreement. Assuming a quorum is present, the proposal to adjourn the Globe Shareholders Meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to adopt the Business Combination Agreement requires the affirmative vote of holders of a majority of the Globe Shares voted thereon. The affirmative vote of holders of a majority of the shares voting on the proposal is also required to approve, on an advisory (non-binding) basis, the specified compensation arrangements for Globe’s named executive officers in connection with the Business Combination. The vote to approve the specified compensation arrangements is not a condition to the completion of the Business Combination, and the vote of Globe’s shareholders on the proposal is advisory in nature and will not be binding on Globe or Holdco. Accordingly, regardless of the outcome of the advisory vote, if the Business Combination is approved and completed, compensation may be paid pursuant to the specified compensation arrangements.

As of the record date, directors and executive officers of Globe had the right to vote approximately Globe Shares, or     % of the outstanding Globe Shares at that date.

How to Vote

You can vote your Globe Shares either by attending the Globe Shareholders Meeting and voting in person, or you can vote by proxy. If you choose to submit a proxy, please complete, date, sign and return the enclosed proxy card. The proxies named in the enclosed proxy card will vote your Globe Shares as you have instructed. You may authorize the proxies to vote your Globe Shares in favor of each of the proposals contained in this proxy statement by simply signing and returning the enclosed proxy card without indicating how your votes should be cast.

Even if you expect to attend the meeting, please complete and mail your proxy card in any case in order to assure representation of your Globe Shares at the meeting. If you attend the meeting, you can always revoke your proxy by voting in person. No postage is necessary if the proxy card is mailed in the United States.

Revocation of Proxies

A Globe Shareholder returning a proxy to Globe may revoke it at any time before it is exercised by granting a later proxy with respect to the same Globe Shares or by communicating such revocation in writing to our Corporate Secretary. In addition, any shareholder who has executed a proxy but attends the Globe Shareholders Meeting in person may cancel a previously given proxy by voting in person whether or not the proxy has been revoked in writing.

Solicitation of Proxies

The costs and expenses incurred in connection with the preparation, filing, printing and mailing of this document, shall be borne 43% by Globe and 57% by FerroAtlántica in accordance with the Business Combination Agreement. This proxy solicitation is being made by Globe on behalf of the Globe Board. Globe has retained Georgeson Inc. (“Georgeson”) to assist in the solicitation of proxies. For these services, Globe will pay Georgeson a fee of approximately $12,500 and reimburse it for certain out-of-pocket disbursements and expenses. In addition to this mailing, proxies may be solicited by directors, officers or employees of Globe or its affiliates in person or by telephone or electronic transmission. None of the directors, officers or employees will be directly compensated for such services.

Record Date

The Globe Board has fixed the close of business on             , 2015 as the record date for determination of Globe Shareholders entitled to receive notice of, and to vote at, the special meeting or any adjournments or postponements thereof. Only holders of Globe Shares on the close of business on the record date are entitled to receive notice of, and to vote at, the special meeting.

Broker Non-Votes

Broker non-votes are shares held by brokers and other record holders that are present in person or represented by proxy at the special meeting, but with respect to which the broker or other record holder is not instructed by the beneficial owner of such shares how to vote on a particular proposal and the broker does not have discretionary voting power on such proposal. Because brokers and other record holders do not have discretionary voting authority with respect to any of the three proposals described in this proxy statement, if a beneficial owner of Globe Shares held in “street name” does not give voting instructions to the broker or other holder of record, then those shares will not be present in person or represented by proxy at the Globe Shareholders Meeting. If you do not instruct your broker, bank or other nominee to vote your shares, your shares will not be voted and the effect will be the same as a vote “AGAINST” the proposal to adopt the Business Combination Agreement. However, a failure to instruct your broker, bank or other nominee to vote on the proposal to adjourn the Globe Shareholders Meeting if advisable or necessary, including to solicit additional proxies in order to obtain approval of the proposal to adopt the Business Combination Agreement by the Globe Shareholders, or the non-binding advisory proposal to approve the golden parachute compensation for each of Globe’s named executive officers, will have no effect on the outcome of such proposals.

Attending the Meeting

All Globe Shareholders, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the Globe Shareholders Meeting. Globe Shareholders of record can vote in person at the Globe Shareholders Meeting. If you are not a shareholder of record, you must obtain a proxy executed in your favor from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the Globe Shareholders Meeting. If you plan to attend the Globe Shareholders Meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership and you must bring a form of personal photo identification with you in order to be admitted. Globe reserves the right to refuse admittance to anyone without both proper proof of share ownership and proper photo identification.

Adjournments and Postponements

In the event that a quorum does not exist, the Globe Shareholders Meeting may be adjourned by the chairman of the meeting or upon the affirmative vote of the holders of a majority of the Globe Shares present at Globe Shareholders Meeting, in person or by proxy, and entitled to vote. The Globe Shareholders Meeting may be adjourned without notice other than announcement at the Globe Shareholders Meeting, except that, if the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the reconvened meeting, a notice of the reconvened meeting must be given to each Globe Shareholder entitled to vote at such meeting.

In addition, at any time prior to convening the Globe Shareholders Meeting, the Globe Board may postpone the Globe Shareholders Meeting without the approval of the Globe Shareholders. If postponed, Globe will publicly announce the new meeting date. Similar to adjournments, any postponement of the Globe Shareholders Meeting for the purpose of soliciting additional proxies will allow Globe Shareholders who have already sent in their proxies to revoke them at any time prior to their use.

PROPOSAL NO. 1—THE BUSINESS COMBINATION PROPOSAL

General

Globe is seeking approval of the Business Combination as set forth in the Business Combination Agreement that is described in this proxy statement/prospectus. The Business Combination will be effected in two principal transaction steps. First, Holdco will acquire from Grupo VM all of the FerroAtlántica Shares in exchange for 98,078,161 Holdco Class A Shares, after which FerroAtlántica will be a wholly owned subsidiary of Holdco. Immediately after the FerroAtlántica Stock Exchange, Globe Merger Sub will merge with and into Globe, with Globe surviving the merger as a wholly owned subsidiary of Holdco. As a result of the Globe Merger, each outstanding Globe Share will be automatically converted into the right to receive one Holdco Ordinary Share. Based on the foregoing and the number of fully diluted Globe Shares outstanding on the date of the Business Combination Agreement, determined using the treasury stock method, Grupo VM and the former Globe Shareholders are expected to own approximately 57% and 43%, respectively, of Holdco after completion of the Business Combination. The rights of the holders of Holdco Ordinary Shares after the Business Combination will be different from the rights of Globe Shareholders, because the Holdco Articles will be different from Globe’s governing documents, and because Holdco will be governed by English law instead of Delaware law. See “Comparison of Shareholder Rights Before and After the Business Combination”, beginning on page 221 of this proxy statement/prospectus.

Globe’s Directors and Executive Officers May Have Financial Interests in the Business Combination

Certain executive officers of Globe and members of the Globe Board may have interests in the Business Combination that are in addition to, or different from, the interests of other Globe Shareholders. The Globe Board was aware of these interests and considered them in approving the Business Combination Agreement and the transactions contemplated by the Business Combination Agreement and in making the recommendation that the Globe Shareholders adopt the Business Combination Agreement. Globe directors or executive officers may enter into new employment, equity compensation or other agreements with Holdco for services to be provided following the completion of the Business Combination; however, as of the date of this proxy statement/prospectus, no such agreements have been entered into. The Business Combination is not conditioned upon any director or executive officer of Globe entering into any such agreement.

For purposes of the Globe agreements and plans described below, to the extent applicable, the completion of the Business Combination will constitute a change of control, change in control or term of similar meaning. These interests are described in further detail below, and certain of them are described and quantified in the narrative and table included under “Proposal 3—Advisory Vote on Business Combination-Related Compensation for Globe’s Named Executive Officers,” beginning on page 247 of this proxy statement/prospectus.

For further information with respect to the compensatory arrangements between Globe and its executive officers and directors, please see Globe’s proxy statement filed with the SEC on October 27, 2014 under the headings “Executive Compensation” and “Summary Director Compensation Table” for the fiscal year ended June 30, 2014.

Treatment of Equity-Based Awards

Under the Business Combination Agreement, equity-based awards held by Globe executive officers and members of the Globe Board as of the Effective Time will be treated as follows:

Globe Stock Options. At the Effective Time, each option to acquire Globe Shares (a “Globe Stock Option”) granted under (i) the 2006 Employee, Director and Consultant Stock Plan, (ii) the 2010 Annual Executive Bonus Plan, (iii) the 2011 Annual Executive Long-Term Incentive Plan, (iv) the 2012 Long-Term Incentive Plan or (v) the Amended and Restated Director Compensation Plan (collectively, the “Globe Equity Plans”) that is outstanding and unexercised, whether or not then vested or exercisable, will be converted into an option to acquire Holdco Ordinary

Shares (a “Holdco Stock Option”). Each Holdco Stock Option as so converted will continue to have, and will be subject to, the same terms and conditions as applied to the Globe Stock Option immediately prior to the Effective Time. Each Holdco Stock Option as so converted will be an option to acquire that number of Holdco Ordinary Shares equal to the product of (i) the number of Globe Shares subject to such Globe Stock Option and (ii) the Exchange Ratio, at an exercise price per Holdco Ordinary Share equal to the quotient obtained by dividing (x) the exercise price per Globe Share underlying such Globe Stock Option by (y) the Exchange Ratio.

Globe Restricted Stock Unit. At the Effective Time, each restricted stock unit award granted under the applicable Globe Equity Plan (a “Globe RSU”) that is outstanding, whether or not it is vested, will be assumed by Holdco and will be converted into a restricted stock unit award (a “Holdco RSU”) with respect to Holdco Ordinary Shares. Each Holdco RSU as so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the Globe RSU immediately prior to the Effective Time. Each Holdco RSU as so assumed and converted will be a restricted stock unit award for that number of Holdco Ordinary Shares equal to the product of (i) the number of Globe Shares underlying such Globe RSU multiplied by (ii) the Exchange Ratio.

Globe Stock Appreciation Rights. At the Effective Time, each stock appreciation right award granted under the applicable Globe Equity Plan (a “Globe SAR”) that is outstanding, whether or not it is vested, will be assumed by Holdco and will be converted into a stock appreciation right award (a “Holdco SAR”) with respect to Holdco Ordinary Shares. Each Holdco SAR as so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the Globe SAR immediately prior to the Effective Time. Each Holdco SAR assumed and converted will be a stock appreciation award for that number of Holdco Ordinary Shares equal to the product of (i) the number of Globe Shares underlying such Globe SAR multiplied by (ii) the Exchange Ratio, at an exercise price per Holdco Ordinary Share equal to the quotient obtained by dividing (x) the exercise price per Globe Share underlying such Globe SAR by (y) the Exchange Ratio.

Globe Restricted Shares. At the Effective Time, each share of restricted stock granted under the applicable Globe Equity Plan (a “Globe Restricted Share”) that is outstanding, whether or not it is vested, will be assumed by Holdco and will be converted into a restricted Holdco Ordinary Share (a “Holdco Restricted Share”). Each Holdco Restricted Share as so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the Globe Restricted Share immediately prior to the Effective Time. Each award of Holdco Restricted Shares as so assumed and converted will be an award of restricted shares for that number of Holdco Ordinary Shares equal to the product of (i) the number of Globe Restricted Shares multiplied by (ii) the Exchange Ratio.

For an estimate of the amounts payable in respect of all unvested equity-based awards held by Globe named executive officers, see the section entitled “Proposal 3—Advisory Vote on Business Combination-Related Compensation for Globe’s Named Executive Officers”, beginning on page 247 of this proxy statement/prospectus.

Vesting of Equity-Based Awards

Pursuant to the Globe Amended and Restated Director Compensation Plan, if a member of the Globe Board ceases to be a member following the completion of the Business Combination, he or she will be deemed to have retired even if he or she has not met the qualification with respect to retirement under the plan. In connection with such deemed retirement, any unvested equity awards will immediately vest without any advance notice or action from the relevant director. Based on a per share price of Globe common stock of $16.66 (the average closing price per share of Globe’s common stock over the first five Business Days following the announcement of the Business Combination Agreement) and the number of unvested equity awards held by each director as of April 27, 2015, the table below sets forth the equity awards held by each director that would immediately vest if such director ceases to be a member of the Globe Board and does not become a member of the Holdco Board following the Closing. Depending on when the Business Combination occurs, some of the currently unvested equity awards held by the directors may vest based upon a director’s continued service pursuant to the terms of the plan.

Director	Unvested Options (#)	Unvested Options ($)	Unvested RSUs (#)	Unvested RSUs ($)	Unvested SARs (#)	Unvested SARs ($)
Stuart Eizenstat	17,892	0	2,098	34,953	10,825	35,111
Frank Lavin	1,226	0	2,098	34,953	10,825	35,111
Donald Barger Jr.	17,892	0	2,098	34,953	10,825	35,111
Alan Schriber	17,892	68,664	2,098	34,953	10,825	35,111
Bruce Crockett	26,226	0	2,098	34,953	2,303	0

Accounts under Globe’s Deferred Compensation Plans

Pursuant to Globe’s Directors Deferred Compensation Plan, certain of Globe’s non-employee directors have previously elected to defer all or part of his or her directors fees. If at time of the deferral the director elects to invest all or part of such deferral amount into Globe RSUs, upon the date of the deferral, Globe agrees to credit such director’s account with a matching contribution in the form of additional RSUs in an amount equal to 20% of the deferred amount (the “Globe Matching Amount”). Each director’s Globe Matching Amount generally vests on the second anniversary of the grant date; however, such amounts will become immediately vested upon the completion of the Business Combination. Based on a per share price of Globe common stock of $16.66, the average closing price per share of Globe’s common stock over the first five Business Days following the announcement of the Business Combination Agreement, and the number of unvested RSUs held by each director as of April 27, 2015 the table below sets forth the value of each non-employee directors’ Globe Matching Amount that would immediately vest upon the completion of the Business Combination. For the avoidance of doubt, the amounts set forth in the table below are separate and apart from the accelerated vesting under the Globe Amended and Restated Director Compensation Plan described above. Depending on when the Business Combination occurs, some of the currently unvested Globe Matching Amount may vest pursuant to the terms of the plan based upon a director’s continued service. Although Globe’s Executive Deferred Compensation Plan also permits similar deferrals, no named executive officer has elected to defer any of their compensation into RSUs under such plan.

Director	Number of Unvested RSUs (#)	Value of Unvested Globe Matching Amount Acceleration ($)
Stuart Eizenstat	—	—
Frank Lavin	1,269	21,142
Donald Barger Jr.	1,681	28,005
Alan Schriber	—	—
Bruce Crockett	80	1,333

Financial Interests of FerroAtlántica’s Directors and Officers in the Business Combination

You should be aware that some of FerroAtlántica’s directors and executive officers may have interests in the Business Combination that may be different from, or in addition to, the interests of FerroAtlántica shareholders generally. The board of directors of FerroAtlántica was aware of and considered these potential interests, among other matters, in evaluating and negotiating the Business Combination Agreement and the Business Combination and in approving the Business Combination Agreement.

FerroAtlántica’s directors and executive officers will not receive any special compensation the payment of which is contingent upon completion of the Business Combination. FerroAtlántica directors or executive officers may enter into new employment, equity compensation or other agreements with FerroAtlántica or Holdco for services to be provided following the completion of the Business Combination; however, as of the date of this proxy statement/prospectus, no such agreements have been entered into. The Business Combination is not conditioned upon any executive officer or director of FerroAtlántica entering into any such agreement.

Accounting Treatment

The Business Combination will be accounted for using the acquisition method of accounting for business combinations under IFRS, with FerroAtlántica treated as the accounting acquirer. Under this method of accounting, any excess of (i) the aggregate of the acquisition consideration transferred and any non-controlling interest in Globe over (ii) the aggregate of the fair values as of the closing date of the Business Combination of the assets acquired and liabilities assumed will be recorded as goodwill. The acquisition consideration is the fair value on the closing date of the Business Combination of the Holdco Ordinary Shares issued to Globe Shareholders in connection with the Business Combination.

Stock Exchange Listing and Stock Prices

The Holdco Shares are currently not traded or quoted on a stock exchange or quotation system. However, Holdco intends to apply to list the Holdco Ordinary Shares on the NASDAQ (trading in U.S. dollars), subject to official notice of issuance.

Globe Shares, which are listed on the NASDAQ under the symbol “GSM”, will be delisted from the NASDAQ as soon as practicable after the completion of the Business Combination, as permitted by applicable law.

The following table sets forth, for the periods indicated, the high and low sale prices of Globe Shares.

The market price per share of the Globe Shares could change significantly and may not be indicative of the value of Holdco Ordinary Shares.

	Globe NASDAQ Trading
Reference Date	High	Low
Year
2014	$21.83	$15.52
2013	$18.20	$10.79
2012	$17.04	$11.56
2011	$24.90	$12.78
2010	$17.92	$9.28

	Globe NASDAQ Trading
Reference Date	High	Low
Quarter
First Quarter 2015	$19.31	$15.37
Fourth Quarter 2014	$18.81	$15.52
Third Quarter 2014	$21.39	$18.19
Second Quarter 2014	$21.83	$18.51
First Quarter 2014	$21.59	$16.81
Fourth Quarter 2013	$18.20	$15.71
Third Quarter 2013	$15.41	$10.88
Second Quarter 2013	$13.85	$10.79
First Quarter 2013	$15.77	$13.92
Fourth Quarter 2012	$15.79	$13.39
Third Quarter 2012	$17.04	$12.20
Second Quarter 2012	$15.03	$11.56
First Quarter 2012	$16.35	$12.58

	Globe NASDAQ Trading
Reference Date	High	Low
Month
March 2015	$19.81	$16.86
February 2015	$16.91	$15.37
January 2015	$17.34	$15.42
December 2014	$18.01	$15.52
November 2014	$18.78	$17.03
October 2014	$18.81	$16.40

Appraisal Rights

Globe Shareholders are not entitled to appraisal rights in connection with the Globe Merger or the Business Combination.

THE GLOBE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR’ THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

THE BUSINESS COMBINATION

Background of the Business Combination

The Globe Board and Globe management regularly review and assess Globe’s operations and financial performance, business strategy, the various trends and conditions affecting the metals and mining industry, including intense competition and consolidation, its businesses generally and a variety of strategic alternatives that may be available to Globe, including potential acquisitions, business combination transactions and other financial and strategic alternatives.

Mr. Kestenbaum and other members of Globe management have had numerous meetings and discussions with strategic and financial parties in the metals and mining industry regarding Globe and its business, as well as potential transaction opportunities that might be available to advance Globe’s business and strategic plans, including the proposed business combination and other strategic business combination transactions. On various occasions representatives of Goldman Sachs, Nomura Securities International, Inc. (“Nomura”) and other investment banking firms active in the metals and mining industry discussed with Mr. Kestenbaum potential strategic transactions that might be of interest to Globe, including with respect to potential business combinations with FerroAtlántica, a potential strategic partner that we refer to as “Party A” and a potential strategic partner that we refer to as “Party B”.

In January 2014, representatives of Nomura met with Mr. Kestenbaum to suggest that Globe consider a combination of the businesses of Globe and FerroAtlántica, and discussed the strategic rationale for and certain financial aspects of such a combination.

In March 2014, in London, United Kingdom, Mr. Kestenbaum met with the chief executive officer of Party A, to discuss the strategic rationale for a potential business combination with Party A and to prepare for an upcoming meeting with the chairman of the parent company of Party A (“Party A Parent”). Party A Parent is controlled by a state-owned enterprise. The parties met again in May 2014 in Tel Aviv, Israel to continue these discussions.

In April 2014, at Mr. Kestenbaum’s request, representatives of Nomura arranged an introductory meeting with Mr. Javier López Madrid (CEO of Grupo VM and CEO and vice-chairman of FerroAtlántica) in London, United Kingdom. Mr. Kestenbaum consulted with representatives of Nomura in advance of this meeting to assist Mr. Kestenbaum in preparation for the discussions. In the meeting between Mr. Kestenbaum and Mr. Lopez Madrid, the parties generally discussed the businesses of Globe and FerroAtlántica and the strategic rationale for a potential business combination between the parties.

On May 2, 2014, at a regularly scheduled meeting of the Globe Board, Globe management reported to the Globe Board on the preliminary discussions regarding possible transactions with FerroAtlántica and Party A.

On May 22, 2014, Globe and Party A Parent entered into a mutual confidentiality agreement to cover their discussions regarding a potential business combination transaction.

On July 21, 2014, Mr. Kestenbaum met in Miami, Florida with representatives of Party B to discuss Party B’s business and the strategic rationale for a potential acquisition of Party B by Globe.

On August 15, 2014, Mr. Kestenbaum met in New York, New York with the chairman of Party A Parent to discuss the strategic rationale for a potential business combination with Party A and the potential economic and corporate governance terms thereof. The chairman of Party A Parent instructed his representatives and the management of Party A to continue negotiations with Globe and organized a steering committee to develop the terms of a potential transaction.

On August 19, 2014, at a telephonic meeting of the Globe Board, Globe management reported to the Globe Board regarding the meeting with Party A, the strategic rationale for a transaction and an illustrative timeline for negotiating and executing a proposed transaction. The Globe Board authorized management and Globe’s financial advisor to continue discussions with Party A to explore the potential transaction. Globe management also reviewed a potential acquisition of Party B as a strategic alternative available to Globe. Globe management reviewed the strategic rationale for the potential acquisition transaction and the potential synergy opportunities, but also reported that Party B was seeking a purchase price meaningfully in excess of the purchase price Globe management would recommend to the Globe Board. Globe management also noted the preliminary discussions regarding the possible transaction with FerroAtlántica, but reported that no significant discussions were ongoing at that time.

On August 27, 2014, Mr. Kestenbaum met with Party A’s chief executive officer in London, United Kingdom, to review the potential business combination transaction and discuss each party’s business and operations. The parties discussed the business and strategic rationale for the potential transaction, as well as a process for negotiating economic, corporate governance and other key transaction terms. The parties also discussed a mutual due diligence process and transaction timeline. Globe subsequently engaged Latham & Watkins LLP (“Latham”) as outside counsel to Globe and the Globe Board with respect to the proposed transaction with Party A and other strategic and financial alternatives that may be available to Globe.

On September 9 and 10, 2014, Mr. Kestenbaum, Mr. Bradley and other members of Globe management met with representatives of Party A to tour certain of Party A’s operational facilities and to continue discussing the terms of the potential transaction, including potential economic terms, corporate governance, contractual protections for minority shareholders, trading and markets and similar considerations.

From September 10, 2014 until October 7, 2014, Mr. Kestenbaum and representatives of Globe had numerous discussions with the representatives of Party A, as well as representatives of Party A Parent, regarding the potential economic terms of the proposed transaction, board structure and related governance matters for the combined company, and the potential integration of the two businesses, and the parties continued their due diligence review of each other’s businesses.

On October 7, 2014, Mr. Kestenbaum and Frank Lavin, a member of the Globe Board, met with the chairman of Party A Parent to discuss terms of the potential business combination. The chairman of Party A Parent proposed a share-for-share transaction in which the post-closing ownership of the combined company would be 70-80% owned by Party A Parent and 20-30% owned by Globe shareholders. The chairman also indicated that Party A Parent would require the right to control the combined company and would not accept the contractual protections for minority shareholders proposed by Globe. Mr. Kestenbaum responded that the proposed ownership percentages would not be acceptable to Globe and that Globe would insist upon customary protections for minority shareholders.

From October 15, 2014 to October 17, 2014, the chief executive officer of Party A and other representatives of Party A met with Globe management at various Globe facilities and mining locations to conduct its due diligence review of Globe’s operations.

On November 4, 2014, the chairman of Party A Parent sent an email to Mr. Kestenbaum reiterating the economic and corporate governance terms proposed at the October 7 meeting.

On November 5, 2014, at a telephonic meeting of the Globe Board, Globe management reviewed with the Globe Board the strategic rationale for the potential transaction with Party A and provided an update regarding the status of the due diligence review and negotiations regarding a potential transaction. Globe management reported to the Globe Board that the corporate governance terms, including contractual protections for minority shareholders proposed by Globe, and the post-closing ownership proposed by Party A presented significant challenges to reaching agreement regarding a potential transaction. It was noted that Party A Parent was controlled by a state-owned enterprise and that corporate governance matters would be particularly important in that context.

In November 2014, Mr. Kestenbaum and Mr. Don Barger, the Chairman of Globe’s Compensation Committee, began discussions regarding the renewal of Mr. Kestenbaum’s employment agreement. The initial term of the agreement expired on November 13, 2014, but would be automatically renewed for a period of one year pursuant to its terms in the absence of specific amendment or modification. During the period from November 2014 through January 2015, Messrs. Barger and Kestenbaum discussed the possible terms of a new four year employment agreement for Mr. Kestenbaum. The Compensation Committee, including Mr. Barger, was advised by Globe’s outside legal counsel as to the new employment agreement and related employment matters. Mr. Kestenbaum was separately represented by his own counsel.

On November 19, 2014, Mr. Kestenbaum met with Mr. Villar Mir in Mayakoba, Mexico, regarding a possible combination of Globe and FerroAtlántica. Mr. Kestenbaum consulted with representatives of Nomura in advance of this meeting to assist Mr. Kestenbaum in preparation for the discussions. In the meeting between Mr. Kestenbaum and Mr. Villar Mir, the parties discussed the two companies’ businesses, the potential synergy opportunities that could be realized by the combined company and the potential capital markets benefits of a potential business combination. Mr. Villar Mir proposed that Mr. Kestenbaum should be executive chairman of the combined company. Mr. Villar Mir indicated that he would instruct Grupo VM representatives to contact Mr. Kestenbaum to continue discussions of the potential business combination.

On November 20, 2014, Globe and Grupo VM entered into a mutual confidentiality agreement to cover their discussions regarding a potential business combination transaction.

On November 25, 2014, Grupo VM furnished certain summary financial and operational information regarding FerroAtlántica to Globe. Mr. Kestenbaum subsequently worked with Mr. Bradley, Mr. Joseph Ragan, Chief Financial Officer of Globe, and Mr. Gaurav Mehta, Vice President, Business Development of Globe, to review the potential financial aspects of a business combination with FerroAtlántica to prepare for subsequent preliminary discussions with Grupo VM, including the comparative profitability, revenue and capital structure of the two companies.

On November 30 and December 1, 2014, Mr. Kestenbaum and Mr. López Madrid met in Miami, Florida to discuss Globe’s and FerroAtlántica’s businesses, operations and strategic plans, and their respective preliminary perspectives on a potential business combination transaction. Mr. Kestenbaum and Mr. López Madrid also discussed potential valuations of the two businesses, the potential location of the headquarters for the combined company, board structure and related governance matters, stock exchange listing and other matters. Mr. López Madrid initially proposed that post-closing the combined company would be owned approximately 65% by Grupo VM and approximately 35% by current Globe shareholders. Mr. Kestenbaum responded that this post-closing ownership split would not be acceptable to Globe. Messrs. Kestenbaum and López Madrid ultimately determined to explore a potential business combination with a preliminary post-closing ownership of the combined company, 57% to be owned by Grupo VM and 43% to be owned by the current Globe shareholders.

During November and December 2014 and continuing into January and February 2015, representatives of Party A Parent contacted the financial advisor who was advising Globe with respect to the potential Party A transaction and Mr. Kestenbaum from time to time to indicate Party A Parent’s interest in continuing discussions regarding a potential transaction and indicated that Party A Parent was willing to discuss terms that included a higher post-closing ownership percentage for the Globe shareholders than Party A had originally proposed, if Party A Parent received significant cash consideration in the transaction funded by substantial leverage to be incurred by the combined company. Globe’s financial advisor and Mr. Kestenbaum communicated that Party A Parent would need to improve its proposal significantly to continue discussions. Globe ultimately proceeded in February 2015 to finalize negotiations with Grupo VM rather than divert resources to discussions with Party A because, among other reasons, the Party A Parent proposal included less favorable economic terms than the potential business combination with FerroAtlántica, included corporate governance terms and minority shareholder protection terms that were not acceptable to Globe and would require the combined company to incur substantial debt to fund the cash consideration to be paid to Party A Parent, which would substantially burden the combined company.

On December 1, 2014, to facilitate subsequent discussions, Mr. Kestenbaum and Mr. López Madrid negotiated a preliminary non-binding term sheet, based on an initial draft provided by Mr. López Madrid, that might form the basis under which the parties would consider a potential business combination transaction, as well as due diligence, transaction structuring, transaction documentation and regulatory work streams to be undertaken by the parties. The basic terms of the potential business combination, as reflected in the resulting non-binding term sheet, included the proposed post-closing ownership of the combined company, 57% to be owned by Grupo VM and 43% to be owned by the current Globe shareholders, proportionate representation for Grupo VM on the board of directors of the combined company and the management structure of the combined company, including that Mr. Kestenbaum would be designated to serve as executive chairman of the combined company and Mr. López Madrid would be designated to serve as executive vice chairman of the combined company.

On December 10, 2014, representatives of Globe and FerroAtlántica, together with representatives of Latham, representatives of Uría Menéndez Abogados, S.L.P. (“Uría”), FerroAtlántica’s Spanish legal counsel, and representatives of Cravath, FerroAtlántica’s U.S. legal counsel, discussed via teleconference a proposed timeline for negotiation and due diligence regarding the proposed business combination, as well as certain related process matters.

On December 12, 2014, Globe distributed a draft of a more detailed non-binding term sheet to Grupo VM, FerroAtlántica and their legal advisors summarizing the key terms on which Globe proposed to move forward with the business combination. The key terms proposed by Globe included the proposed 57%/43% post-closing ownership of the combined company, a new holding company structure for the combined businesses, a seven person board of directors for Holdco with proportionate representation for Grupo VM and Globe, supermajority board approval requirements for certain extraordinary corporate actions and conflict of interest transactions, the management structure of the combined company and customary deal protection provisions as to Globe, subject to a fiduciary out exception to allow Globe to terminate to accept a superior proposal. The term sheet also contemplated that Grupo VM would enter into a shareholder agreement with Holdco that would include, among other things, a standstill agreement with respect to share acquisitions, protections for minority shareholders and a voting agreement in favor of all board-approved director nominees.

On December 14, 2014, Mr. López Madrid and Mr. Kestenbaum discussed the draft non-binding term sheet. They discussed, in particular, the ownership allocation, the standstill provisions and minority protections and the management structure of the combined company. Mr. López Madrid and Mr. Kestenbaum also discussed the principle of reciprocity with respect to the transaction, particularly with respect to representations, warranties, covenants, indemnities and termination rights in the Business Combination Agreement.

On December 18, 2014, the Globe Board met telephonically with management and Latham to review the discussions with Grupo VM regarding the potential Business Combination, the strategic rationale for the transaction and the non-binding term sheet, including matters under negotiation. Mr. Kestenbaum explained that the strategic rationale for the proposed Business Combination was to create an international leader in the production of silicon and specialty metals, with capabilities in complementary geographies, the combination of which would create a larger and more diversified company that would be both better equipped to respond to economic and industry developments, including cyclical commodity price fluctuations, and better positioned to develop and build on its positioning in silicon, silicon-based alloy, and ferroalloy markets. Mr. Kestenbaum also reported on the discussions with Party A Parent. Latham reviewed the fiduciary duties of the directors in the context of a potential business combination transaction that would result in a change of control of Globe. The Globe Board authorized management to continue discussions with Grupo VM and FerroAtlántica, and also authorized Mr. Kestenbaum to engage a financial advisor to assist the Globe Board in evaluating the potential Business Combination, including post-closing ownership percentages, and other strategic alternatives that may be available to Globe.

Beginning in December 2014, Messrs. Barger and Kestenbaum commenced discussion of potential new incentive programs for Globe’s executive officers in light of the potential transaction with FerroAtlántica, including a new bonus program for Globe’s executive officers based upon increases in the market value of Holdco Shares after completion of the proposed transaction, and modifications to the existing performance-based program for Globe’s executive officers based upon the increased size of the combined company.

From December 14, 2014 to January 4, 2015, Messrs. Kestenbaum and López Madrid, as well as legal counsel, had numerous discussions regarding the term sheet and the parties exchanged revised drafts. During this time period, the parties also exchanged mutual due diligence requests with respect to business, financial, accounting and legal matters, and each party began populating an electronic data room with relevant documents to facilitate the other party’s due diligence efforts.

During a meeting on December 22, 2014 in Madrid with Mr. Kestenbaum, Mr. Villar Mir, Mr. López Madrid, Mr. Juan Villar-Mir de Fuentes, Chairman of Grupo VM, and Mr. Tomás Garcia Madrid, Managing Director of Grupo VM, the representatives of Grupo VM argued that Grupo VM should receive a higher percentage of the post-closing ownership of the combined company, up to 65%. Mr. Kestenbaum reiterated each time that Globe would not accept a post-closing ownership split less favorable to Globe’s stockholders than 57% / 43% and stated that Globe and its advisors would cease work on the proposed transaction if Grupo VM would not move forward on that basis.

As a result of multiple discussions between December 23, 2014 and January 4, 2015, Grupo VM agreed to continue negotiations in the context of a 57% / 43% post-closing ownership split. It was agreed that certain intercompany transactions between Grupo VM and FerroAtlántica would be permitted so long as FerroAtlántica’s net debt was less than €351 million at the closing of the business combination. Messrs. Kestenbaum and López Madrid also tentatively agreed to the list of corporate actions that would require supermajority board approval and a separate list of corporation actions that would require approval of a majority of the entire board, including the executive chairman, during a three year transition period after closing. The parties exchanged the final version of the non-binding term sheet for the proposed transaction on January 5, 2013.

On January 5, 2015, Messrs. Kestenbaum and López Madrid, together with legal counsel, held a conference call to establish a transaction process and timeline for moving forward with due diligence and drafting and negotiation of definitive documentation. Each party and its advisors subsequently commenced their respective due diligence review of the other party, including review of documents in electronic data rooms, and calls and in-person meetings to review and discuss business, financial, accounting and legal diligence matters. Legal counsel was instructed to begin drafting definitive documentation for the business combination, consistent with the provisions of the non-binding term sheet.

On January 7 and 8, 2015, Mr. López Madrid, Mr. Pedro Larrea Paguaga (FerroAtlántica’s chairman and chief executive officer), Jose María Calvo-Sotelo Ibañez-Martin (FerroAtlántica’s planning and finance general manager) and Clara Cerdán Molina (FerroAtlántica’s chief legal officer) met in Madrid, Spain with Mr. Ragan and made a presentation regarding FerroAtlántica’s business, results of operations, financial condition and management. The participants discussed synergy opportunities that could be realized by the parties. The parties also discussed the proposed timeline for the transaction and the timing and process for the parties’ mutual due diligence review.

Also on January 7, 2015, Globe confirmed the engagement of Goldman Sachs to serve as its financial advisor with respect to the proposed business combination and strategic alternatives thereto. Globe also engaged Nomura to serve as a financial advisor with respect to the proposed business combination.

On January 12 and 13, 2015, Messrs. Kestenbaum, Bradley, and Ragan met with Mr. Calvo-Sotelo and Ms. Cerdán in Miami, Florida and made a presentation regarding Globe’s business, results of operations, financial condition and management. The participants continued their prior discussion of synergy opportunities that could be realized by the parties. Due diligence matters were also discussed.

On January 11, 2015, Latham distributed an initial draft of the Business Combination Agreement to Cravath. In addition to the provisions reflected in the non-binding term sheet, the draft proposed that Holdco would be domiciled and resident in the United Kingdom, provided for a representations and warranties insurance policy to be purchased for the benefit of the former Globe shareholders to insure against certain breaches of certain representations and warranties made by Grupo VM and FerroAtlántica in the Business Combination Agreement, that Globe would be permitted to pay regular quarterly cash dividends during the period between signing and closing, and that there would be a purchase price adjustment at closing if FerroAtlántica’s net debt exceeded €351 million and net working capital was less than the amount set forth on FerroAtlántica’s balance sheet as of September 30, 2014.

On January 13, 2015, Latham and Cravath held a telephone conference to discuss the draft Business Combination Agreement. Cravath noted a number of open issues, including the domicile and residency of Holdco, reciprocity for FerroAtlántica with respect to cash dividends paid by Globe, whether there would be a net debt or net working capital adjustment with respect to FerroAtlántica, the deal protection provisions, the Grupo VM indemnity proposed by Globe as to fundamental representations and the representations and warranties insurance policy proposed to be purchased in connection with the transaction.

On January 15, 2015, the Globe Board met telephonically with management, Goldman Sachs and Latham to review the discussions with Grupo VM regarding the potential business combination, the transaction process and timeline and the open issues in the transaction documents that remained under negotiation with Grupo VM. Goldman Sachs reviewed with the Globe Board the proposed transaction structure, a summary of the key terms proposed by Globe in the transaction documents and the key workstreams related to Globe’s evaluation of the proposed business combination and the proposed transaction timeline. Goldman Sachs also discussed with the Globe Board potential strategic alternatives to the proposed business combination, including maintaining Globe’s current strategy as a standalone company, incurring additional debt as a standalone company to fund a dividend recapitalization or expanded share repurchase program, seeking an alternative merger or acquisition transaction, or pursuing a sale of the company for cash to a third party strategic or financial buyer. Latham discussed with the Globe Board the proposed corporate governance structure of the combined company and potential related issues.

From January 16 through January 18, 2015, Messrs. Kestenbaum and López Madrid, together with legal counsel, discussed a number of the open issues, including potential jurisdictions for the new holding company.

On January 19, 2015, Cravath sent a revised draft of the Business Combination Agreement to Latham. The revised draft reflected Grupo VM’s positions that the jurisdiction of incorporation for the new holding company remained under discussion. The revised draft also contained a revised purchase price adjustment provision that provided for cash payments by Grupo VM to Holdco if the net debt of FerroAtlántica at closing was greater than €351 million and proposed that there would be cash payments by Holdco to Grupo VM based on cash dividends paid by Globe and the cost of obtaining a proposed representation and warranty insurance policy. The revised draft also proposed revised deal protection provisions, including that Grupo VM would have five business days to respond to an unsolicited competing proposal that the Globe Board determined in good faith, after consultation with outside financial and legal advisors, constituted a superior proposal (so-called “matching rights”), that Globe would be required to pay a termination fee of $50 million if, among other things, the Globe Board terminated the Business Combination Agreement to enter into an alternative acquisition agreement with respect to a superior proposal, and that Globe would be required to reimburse Grupo VM’s and FerroAtlántica’s expenses in an amount up to $10 million if, among other things, the Globe Shareholders did not approve the business combination at the Globe Shareholders Meeting.

On January 20, 2015, Cravath sent drafts of the Grupo VM shareholder agreement and registration rights agreement to Latham. The draft Grupo VM shareholder agreement provided for a seven person board of directors for Holdco, proportionate board representation for Grupo VM, an agreement by Grupo VM to vote in favor of all director nominees nominated in accordance with the Grupo VM shareholder agreement, preemptive rights in favor of Grupo VM, standstill provisions to restrict share acquisitions by Grupo VM with certain exceptions, and transfer restrictions intended to allow for orderly share sales by Grupo VM. The draft registration rights agreement provided for customary demand and “piggyback” registration rights by Grupo VM and Mr. Kestenbaum.

From January 20, 2015 to January 31, 2015 the parties and their advisors continued to negotiate open business and legal issues in the Business Combination Agreement and other transaction documents. In response to FerroAtlántica’s proposed deal protection provisions in the Business Combination Agreement, Globe proposed a $20 million termination fee, with no “matching rights” and no expense reimbursement if the Globe Shareholders did not approve the business combination at the Globe Shareholders Meeting. Globe also indicated that it would be willing to accept reciprocal expense reimbursement provisions, capped at $5 million, if the transaction were terminated due to a breach by the other party that could not be cured by certain specified deadlines and resulted in a failure of certain closing conditions. The parties also agreed the executive officers of Holdco would be mutually agreed prior to the closing.

On January 27, 2015, Latham circulated a revised draft of the Grupo VM shareholder agreement to Cravath. The revised Grupo VM shareholder agreement proposed, among other things, certain qualification standards for Holdco directors. The revised shareholder agreement also proposed broader standstill provisions and expanded the transfer restrictions to prohibit hedging, derivative and short sale transactions by Grupo VM with respect to its Holdco Shares.

On January 28, 2015, Cravath discussed with Latham further possible revisions to the deal protection provisions in the Business Combination Agreement, including that Grupo VM would have only one 48 hour “matching right” to respond to an unsolicited competing proposal, that Globe would be required to pay a termination fee of $40 million if, among other things, the Globe Board terminated the Business Combination Agreement to enter into an alternative acquisition agreement with respect to a superior proposal, and that Globe would be required to reimburse Grupo VM’s and FerroAtlántica’s expenses in an amount up to $10 million if, among other things, the Globe Shareholders did not adopt the Business Combination Agreement at the Globe Shareholders Meeting. Latham responded on behalf of Globe that the proposed deal protection provisions would not be acceptable.

On January 29, 2015, Mr. Kestenbaum spoke with the members of the Globe Board to provide an update regarding the status of negotiations, anticipated timing and the outstanding issues remaining in the transaction documents, and the directors provided guidance regarding the outstanding issues.

On January 30, 2015, Latham sent Cravath a draft voting agreement proposed to be delivered by Mr. Kestenbaum providing for, among other things, the terms under which Mr. Kestenbaum would agree to vote in favor of the Globe Merger at the Globe Shareholders Meeting. The draft provided that the voting agreement would automatically terminate in the event that the Globe Board changed its recommendation to shareholders with respect to the business combination.

On February 2, 2015, the Globe Board met telephonically with management, Goldman Sachs and Latham to continue to review the status of discussions with Grupo VM regarding the potential business combination and the transaction process and timeline, and to review draft financial projections prepared by management for the purpose of informing the board’s analysis of the transaction. Mr. Kestenbaum reviewed the status of each of the transaction-related workstreams and provided an update on the status of negotiations with Grupo VM. Goldman Sachs reviewed the process by which management prepared financial projections for both Globe and FerroAtlántica, including the underlying assumptions used to build the financial projections. Goldman Sachs also reviewed a pro forma operating model that was prepared by management using the financial projections and potential synergies for the combined company. The Globe Board requested that management update the financial projections to reflect input from the directors in the meeting. Management also informed the Globe Board that Globe had learned that Mr. Lopez Madrid was involved, along with several other directors of Bankia S.A. and several former directors and senior executives of Caja Madrid, in a legal inquiry in Spain relating to expenses charged to their corporate credit cards, in the amount of approximately €32,000 in the case of Mr. Lopez Madrid. The Globe Board requested that Latham review the matter further and continue the discussion at the Globe Board meeting in New York the following day.

Also on February 2, 2015, Globe’s Compensation Committee met telephonically to discuss the proposed terms of Mr. Kestenbaum’s new employment agreement, the proposed new bonus program for executive officers and the proposed modifications to the existing performance-based bonus program for executive officers. Based on that meeting, over the course of the next three weeks, Messrs. Barger and Kestenbaum continued their discussions. Counsel for Globe prepared multiple drafts of the new employment agreement and related documents, which reflected these discussions

On February 3, 2015, the Globe Board held an in-person meeting at Latham’s offices in New York, New York, attended by management, Goldman Sachs and Latham, to review the status of discussions with Grupo VM regarding the potential business combination, certain legal considerations related to the proposed business combination, and the preliminary financial analysis prepared by Goldman Sachs with respect to the proposed business combination. Latham reviewed the status and open issues in discussions with Grupo VM regarding the business combination, certain regulatory and tax considerations with respect to the business combination, including the potential domicile of the new holding company and other transaction structuring matters, and (together with Globe’s insurance broker) the structure and key terms of the proposed transaction representation and warranty insurance policy. Goldman Sachs also reviewed a preliminary financial analysis of the business combination prepared by Goldman Sachs based on the financial projections prepared by management and approved by the Globe Board. The Globe Board discussed the strategic benefits of the proposed transaction, including the opportunity to realize substantial synergies that would represent additional value to the Globe Shareholders in the combined company over the entire business cycle. Goldman Sachs also discussed again with the Globe Board potential strategic alternatives to the proposed business combination, including maintaining Globe’s current strategy as a standalone company, incurring additional debt as a standalone company to fund a dividend recapitalization or expanded share repurchase program, or pursuing a sale of the company to a third party strategic or financial buyer. Mr. Kestenbaum explained that negotiations with Party A had not moved forward due to valuation and governance considerations. None of the potential strategic buyers were viewed by Goldman Sachs or the Globe Board as likely to provide greater value for Globe and its shareholders than the potential business combination with Grupo VM. Goldman Sachs also noted that it would be very challenging for a private equity buyer to pay a cash price at or above the value implied by the proposed business combination due to the synergies that could be realized in a transaction. Latham reviewed the matters related to the legal inquiry of Mr. López Madrid discussed at the February 2nd board meeting. Latham explained that a judge in Spain was investigating Mr. López Madrid’s involvement as imputado in the matter.

The Globe Board discussed the status of the open business, legal and governance issues in the transaction documents and provided guidance regarding process and strategy. Specifically, the Globe Board recommended that the size of the Holdco Board be increased from seven to nine members to provide greater flexibility in the appointment of directors to board committees. The Globe Board also instructed management to continue to pursue customary “fiduciary out” provisions to allow the Globe Board to consider unsolicited competing proposals that are received after public announcement of the business combination and to change its recommendation and/or terminate to accept a superior proposal. The Globe Board also directed management to negotiate for the elimination of an “intervening event” qualifier on the Globe Board’s ability to change its recommendation to shareholders if, for any reason, the Globe Board determined that the failure to do so would be inconsistent with its fiduciary duties to Globe Shareholders.

Also on February 3, 2015, the parties’ respective legal counsel continued to negotiate the legal aspects of the business combination agreement, the Grupo VM shareholders agreement and the other transaction documents.

On February 4, 2015, Messrs. Kestenbaum and López Madrid, together with legal counsel, met in New York, New York to discuss the principal open business and corporate governance issues. The parties agreed that Holdco would be domiciled and resident in the United Kingdom, that Grupo VM would be required to contribute an amount of cash to Holdco at closing equal to the amount by which FerroAtlántica’s consolidated net debt exceeded €351 million, that Grupo VM would manage the working capital of FerroAtlántica in the ordinary course of business and, accordingly, there would be no post-closing net working capital adjustment for FerroAtlántica, that Globe would be permitted to pay regular quarterly cash dividends during the pre-closing period, and that FerroAtlántica would be permitted to pay limited cash dividends to Grupo VM during the pre-closing period, assuming FerroAtlántica satisfied the maximum net debt calculation. The parties also agreed that the size of the Holdco Board would be increased to nine directors, as requested by the Globe Board.

On February 5, 2015, Messrs. Kestenbaum and López Madrid met in New York to discuss further the open corporate governance issues. It was agreed that Grupo VM would retain the right to appoint the executive vice chairman of the combined company prior to closing.

Also on February 5, 2015, Mr. Kestenbaum furnished to Mr. López Madrid a draft of his proposed employment agreement, the proposed new bonus program for executive officers and the proposed modifications to the performance-based bonus program for executive officers. Over the next two weeks, Messrs. Kestenbaum and López Madrid discussed the proposed terms of the bonus programs.

Between February 5, 2015 and February 19, 2015 the parties and their advisors continued to negotiate the open business and legal issues in, and exchanged drafts of, the Business Combination Agreement, the Grupo VM shareholder agreement, the draft Holdco articles of association and the other transaction documents.

From February 19, 2015 to February 22, 2015, Messrs. Kestenbaum and López Madrid, together with other representatives of Globe and FerroAtlántica and the legal and financial advisors, met at

Latham’s offices in New York, New York to discuss the open business and legal issues in the Business Combination Agreement, the Grupo VM shareholder agreement and other transaction agreements. With respect to the Business Combination Agreement, the parties agreed to the amount of the cash dividends permitted to be paid by the parties prior to closing, the qualification standards for Holdco directors, the deal protection provisions (including the termination fee of $25 million), and reciprocal expense reimbursement of up to $10 million if the transaction were terminated due to the other party’s breach. The parties also resolved the open issues in the Grupo VM shareholder agreement with respect to the standstill provisions to restrict share acquisitions by Grupo VM, including the exceptions to those restrictions, transfer restrictions intended to allow for orderly sales by Grupo VM, certain limits on hedging and derivative transactions with respect to Grupo VM’s Holdco Shares, and the circumstances under which Grupo VM would be permitted (or, in certain circumstances, required) to make a takeover offer for 100% of the Holdco Shares.

On February 21, 2015, Globe’s Compensation Committee met telephonically to discuss Mr. Kestenbaum’s proposed new employment agreement, the proposed new bonus program and the proposed modifications to the existing performance-based bonus program. The Compensation Committee discussed the proposed terms of these employment-related items, as well as the timing of a new employment agreement and the programs in light of the potential business combination. The Compensation Committee directed Mr. Barger to discuss with Mr. Kestenbaum certain of the proposed terms of the employment agreement and the other programs, as well as the timing of a new employment agreement and programs in relation to the proposed business combination. The Compensation Committee agreed to re-convene in the afternoon of February 22, 2015.

Also on February 21, 2015, Messrs. López Madrid and Villar Mir discussed generally with Mr. Kestenbaum the revised terms in the proposed employment agreement, the proposed new bonus program and the proposed modifications to the performance-based bonus plan. Messrs. López Madrid and Villar Mir requested that these discussions continue at a later date. Mr. Kestenbaum subsequently informed Mr. Barger of these discussions.

On February 22, 2015, Mr. Kestenbaum decided to defer further discussions concerning the proposed new employment agreement and the other programs. Mr. Kestenbaum advised Mr. Barger that he would instead agree to an extension of his employment agreement until December 31, 2016 and defer any new bonus or performance-based programs. Mr. Kestenbaum asked that his employment agreement be modified to provide, among other things, that (i) the failure to renew Mr. Kestenbaum’s employment agreement by Holdco (other than for cause) at the December 31, 2016 expiration date would constitute a termination “without cause” for purposes of the employment agreement and (ii) “Good Reason” would be defined to include Mr. Kestenbaum’s failure to be appointed to the Holdco Board after completion of the business combination and a reduction in authorities, duties or responsibilities as a result of Holdco’s ceasing to be a reporting company pursuant to the Securities Exchange Act of 1934.

On the afternoon of February 22, 2015, Globe’s Compensation Committee met telephonically to discuss the amendment to Mr. Kestenbaum’s existing employment agreement reflecting the foregoing terms and approved the amendment.

On the evening of February 22, 2015, the Globe Board held a meeting to review and consider approval of the proposed business combination. At this meeting, representatives of Latham reviewed with the Globe Board its fiduciary duties when considering the proposed transaction, management and representatives of Latham and Goldman Sachs, respectively, reviewed with the Globe Board the status of negotiations with Grupo VM and the revised terms and conditions of the proposed Business Combination Agreement and related transaction documents, management and representatives of Latham reviewed with the Globe Board the terms of the transaction representation and warranty insurance policy; and management reported the results of the business, financial, accounting and legal due diligence review of FerroAtlántica.

During the Globe Board meeting, Grupo VM advised Globe of an open issue related to the calculation of the number of Holdco Shares to be issued to Grupo VM in connection with the FerroAtlántica Stock Exchange to achieve a 57%/43% post-closing ownership of Holdco. The Globe Board adjourned its meeting briefly to enable further discussions, and the parties agreed to calculate the number of Globe Shares for purposes of the Business Combination Agreement using a treasury stock method.

The Globe Board then reconvened its meeting to review and consider approval of the Business Combination Agreement. Representatives of Goldman Sachs presented certain financial analyses to the Globe Board described below under “—Opinion of Goldman, Sachs & Co., Globe’s Financial Advisor” and rendered its oral opinion to the Globe Board, subsequently confirmed in writing, that, as the date of such written opinion and based upon and subject to the factors and assumptions set forth therein, the Exchange Ratio pursuant to the Business Combination Agreement was fair from a financial point of view to the holders of Globe Shares (other than Grupo VM and its affiliates), as more fully described below under “—Opinion of Goldman, Sachs & Co., Globe’s Financial Advisor.” The Globe Board considered various reasons to approve the business combination and the Business Combination Agreement (see “—Reasons for the Business Combination and Recommendation of the Globe Board” beginning on page 77 of this proxy statement/prospectus), as well as certain countervailing factors. After discussion with its financial and legal advisors and members of Globe’s senior management, and in light of the reasons considered, the Globe Board unanimously approved the Business Combination Agreement and the business combination, authorized Globe to enter into the Business Combination Agreement, and resolved to recommend that Globe shareholders vote “FOR” the proposal to adopt the Business Combination Agreement.

In the evening of February 22, 2015 and into the early morning of February 23, 2015, the parties and their legal counsel exchanged final execution versions of the Business Combination Agreement and other transaction documents. On February 23, 2015, the final versions of the Business Combination Agreement and other transaction documents were ratified and approved by the Globe Board by unanimous written consent.

Globe, Grupo VM, FerroAtlántica and the other parties executed and delivered the Business Combination Agreement, and Mr. Kestenbaum executed and delivered the AK Voting Agreement, during the morning of February 23, 2015. The parties then issued a joint press release announcing the business combination.

On May 5, 2015, the Globe Board approved the Business Combination Agreement and Globe, Grupo VM, FerroAtlántica and the other parties executed and delivered the Business Combination Agreement. The Business Combination Agreement reflected technical amendments to the Original Business Combination Agreement.

Reasons for the Business Combination and Recommendation of the Globe Board

On February 22, 2015, the Globe Board unanimously approved the Original Business Combination Agreement and the Business Combination, authorized Globe to enter into the Original Business Combination Agreement and resolved to recommend that Globe Shareholders vote to adopt the Original Business Combination Agreement. On May 5, 2015, the Globe Board unanimously approved the Business Combination Agreement and the Business Combination, authorized Globe to enter into the Business Combination and resolved to recommend that Globe Shareholders vote “FOR” the proposal to adopt the Business Combination Agreement. In reaching its decision, the Globe Board consulted with Globe’s management and its financial, legal and other advisors and considered a variety of factors relating to Globe and FerroAtlántica, both on a standalone basis and as part of the combined company, and the combined company after completion of the Business Combination, including the material factors set forth below. The Globe Board viewed the following as positive factors supporting the Business Combination and its recommendation that Globe Shareholders vote “FOR” the proposal to adopt the Original Business Combination Agreement.

Strategic Considerations. The Globe Board believes that the Business Combination will provide multiple strategic opportunities to enhance the overall offerings, strategic position and growth of the combined company, including:

•	the Business Combination will result in the creation of an international leader in the production of silicon and specialty metals, with approximately $2.3 billion in pro forma LTM annual revenues and $325 million in Adjusted EBITDA, and a strong balance sheet and broad global footprint to support continued growth and innovation;

•	each of Globe and FerroAtlántica has developed capabilities in complementary geographies, the combination of which will create a larger and more diversified company that is both better equipped to respond to economic and industry developments, including cyclical economic environments, and better positioned to develop and build on its positioning in silicon, silicon-based alloy, and ferroalloy markets, as compared to either company on a standalone basis;

•	the combined company will benefit from a large, diversified low-cost international platform, supported by vertical integration and will be better positioned to withstand cyclical economic conditions;

•	the combination of Globe’s and FerroAtlántica’s complementary businesses and specialties will position Holdco to provide a larger variety of services to a broader and more diverse client base than either Globe or FerroAtlántica could provide alone;

•	the Business Combination will allow Globe to realize platform diversification through FerroAtlántica’s capabilities in silicomanganese and ferro manganese, and FerroAtlántica’s established energy division provides additional optionality and further vertical integration to the combined company;

•	the potential realization of operational and financial synergies by Holdco, including through value chain optimization as a result of the increased scale of the combined company, eliminating overlapping selling, general and administrative expenses and overhead in the combined company, and improving operational efficiencies of both Globe and FerroAtlántica applying the best practices of each company;

•	the potential for a reduced effective tax rate through expansion of the combined company’s and its non-U.S. subsidiaries’ international platform, whether by internal growth or through strategic acquisitions, and through efficient financing structures;

•	the belief that the United Kingdom, which is the domicile and residency of Holdco, offers a strong business, financial and market environment for the combined company and a modern, flexible and consistent body of corporate law, and that London, United Kingdom, which is the place of effective management of Holdco, is positioned as a major hub for metals and mining companies, offers robust access to the global financial and banking system, is centrally located relative to the United States and Spain and is easily accessible for the combined company’s directors, executive officers and managers;

•	the belief that London, United Kingdom offers an appropriate neutral location to operate the combined company and from which the parties can best realize the anticipated strategic benefits, economies of scale and synergies of the Business Combination; and

•	the belief that the management teams of both Globe and FerroAtlántica share a common vision, which will facilitate the integration of the two businesses and better enable the combined company to effectively implement its business strategies following the completion of the Business Combination.

Governance and Management. The Globe Board believes that the governance arrangements of the combined company will facilitate continuity of management and an effective and timely integration of the two companies’ operations, and that the Business Combination Agreement and related documents are reasonably and fairly structured to achieve a balanced transaction and provide meaningful protections for the current Globe Shareholders, including:

•	the right for Globe to designate the initial Executive Chairman of the Holdco Board and a majority of the nominating and corporate governance committee of the Holdco Board;

•	the fact that the removal of the Executive Chairman of the Holdco Board or the appointment of a replacement Executive Chairman at any time prior to the Sunset Date or during the three years following completion of the Business Combination, whichever is earlier, will require the approval of two-thirds of the entire Holdco Board;

•	the fact that the Holdco Board following completion of the Business Combination will consist of the Executive Chairman of the Holdco Board designated by Globe and three additional directors designated by Globe (all of whom are required to qualify as independent directors under NASDAQ rules);

•	the fact that at least one of the five directors designated by Grupo VM is required to qualify as an independent director under NASDAQ rules;

•	the requirement that certain extraordinary actions described under “Business of Holdco and Certain Information About Holdco—Meetings and Decision Making—Matters Requiring Two-Thirds Board Approval” beginning on page 161 will require approval of two-thirds of the entire Holdco Board for so long as Grupo VM and its affiliates hold more than 15% of the outstanding Holdco Shares;

•	the requirement that, for a period of up to three years after completion of the Business Combination, certain actions described under “Business of Holdco and Certain Information About Holdco—Meetings and Decision Making—Matters Requiring Majority Board Approval and Executive Chairman” beginning on page 162 will require approval of a majority of the entire Holdco Board, including the Executive Chairman; and

•	the protective provisions in the Grupo VM Shareholder Agreement described under “Grupo VM Shareholder Agreement”, beginning on page 120 of this proxy statement/prospectus, that restrict the ability of Grupo VM and its affiliates to acquire additional Holdco Shares, limit certain proposals and other actions that can be taken by Grupo VM or its affiliates with respect to Holdco during the standstill period (as defined in the Grupo VM Shareholder Agreement) and restrict the manner by which, and persons to whom, Grupo VM or its affiliates may transfer Holdco Shares during the standstill period.

Participation in Future Growth. The Globe Board considered the fact that because Globe Shareholders would receive Holdco Ordinary Shares in the Business Combination, they will be able to participate in the combined company’s anticipated future growth and benefit from the operational and financial synergies expected to be realized by the combined company.

Cash Dividends. The Globe Board considered the fact that in connection with the Business Combination and prior to its closing, the Globe Board intends to continue to pay its regular quarterly dividend. Regular quarterly dividends are permitted by the Business Combination Agreement in an amount not to exceed $0.08 per share for any quarter during 2015 and $0.085 per share for any quarter during 2016.

Tax-Free Transaction. The Globe Board considered the fact that the Globe Merger is intended to qualify as a tax-free transaction for U.S. federal income tax purposes, and the expectation that, assuming it does so qualify, a U.S. holder of Globe Shares generally would not recognize any gain or loss upon the receipt of Holdco Ordinary Shares solely in exchange for Globe Shares in the Globe Merger.

Potential Net Debt Adjustment. The Globe Board considered that Grupo VM will be required to make additional cash payments to FerroAtlántica (before completion of the Business Combination) or Holdco (after completion of the Business Combination) if FerroAtlántica’s Net Debt exceeds €351,000,000 as of the close of business on the business day prior to completion of the Business Combination.

Potential Alternatives to the Business Combination. The Globe Board considered certain alternatives to the Business Combination, including continuing to operate as an independent public company in its current configuration, pursuing a dividend recapitalization or expanded share repurchase program as an independent public company, or pursuing an alternative strategic transaction with a strategic or financial buyer, and determined that the Business Combination represented the best alternative reasonably available to Globe and its shareholders at this time.

Familiarity with Industry and Globe’s and FerroAtlántica’s Businesses. The Globe Board considered its familiarity with the current and historical financial condition, results of operations, assets, liabilities, competitive position, business, obligations and commitments, prospects and strategic objectives of Globe, including potential risks involved in achieving such objectives as an independent public company and as part of the combined company. The Globe Board considered its familiarity with the industry in which Globe and FerroAtlántica operate more generally and the prospects for the industry. The Globe Board also considered the due diligence review of FerroAtlántica conducted by Globe’s management and certain of its advisors, including analysis of the current and historical financial condition, results of operations, assets, liabilities, competitive position, business, obligations and commitments, prospects and management of FerroAtlántica.

Financial Analyses Presented by and Opinion of Globe’s Financial Advisor. The Globe Board considered the financial analyses presented to the Globe Board described below under “—Opinion of Goldman, Sachs & Co. Globe’s Financial Advisor” and the fact that Goldman Sachs rendered its oral opinion to the Globe Board subsequently confirmed in writing that, as of February 23, 2015 and based upon and subject to the factors and assumptions set forth in the written opinion, the Exchange Ratio pursuant to the Business Combination Agreement was fair from a financial point of view to the holders of Globe Shares, as more fully described below under “—Opinion of Goldman, Sachs & Co., Globe’s Financial Advisor”. The opinion does not address the fairness of the Exchange Ratio to Grupo VM or its affiliates.

The Business Combination Agreement. The Globe Board considered the terms and conditions of the Business Combination Agreement, including:

•	the Globe Board’s belief that the terms of the Business Combination Agreement are fair and reasonable;

•	the fact that the Business Combination is subject to approval by Globe Shareholders;

•	the Globe Board’s belief that the terms of the Business Combination Agreement, taken as a whole, provide a significant degree of certainty regarding the completion of the Business Combination;

•	the fact the Globe Board is permitted, under certain circumstances and subject to certain conditions, to furnish information to and conduct negotiations with a third party in connection with an unsolicited competing proposal that constitutes or would reasonably be expected to lead to a superior proposal (as defined in the Business Combination Agreement);

•	the fact that the Globe Board is permitted, under certain circumstances and subject to certain conditions (including payment of a $25 million termination fee), to change its recommendation to Globe Shareholders that they vote to adopt the Business Combination Agreement, and terminate the Business Combination Agreement to accept a superior proposal; and

•	the fact that the Globe Board is permitted, under certain circumstances and subject to certain conditions, to change its recommendation to Globe Shareholders that they vote to adopt the Business Combination Agreement if the Globe Board determines in good faith, after consultation with its outside legal counsel and financial advisor, that the failure to change its recommendation would be inconsistent with its fiduciary duties under applicable law.

The Globe Board also considered certain risks and potentially negative factors in its deliberations regarding the Business Combination, including:

•	the risk that the potential benefits of the Business Combination (including the potential Synergies) may not be achieved in the amounts or during the time periods anticipated;

•	the risk that regulatory authorities may seek to impose conditions or otherwise prevent or delay the Business Combination or impose restrictions or requirements on the operation of the business of Holdco after closing;

•	the risk and costs to Globe if the Business Combination is not completed, including the potential diversion of management and employees, potential attrition and potential effects on the business and client relationships;

•	the absence of appraisal rights for Globe Shareholders;

•	the fact that Grupo VM or its affiliates will own approximately 57% of the issued and outstanding Holdco Shares immediately following the Effective Time and will have the right to appoint a number of directors to the Holdco Board in proportion to its ownership of Holdco Shares, and that such ownership and rights could result in Grupo VM’s ability to control and otherwise significantly influence the Holdco Board and could discourage a third party from making an offer to acquire Holdco in the future unless Grupo VM supported the offer;

•	the fact that current Globe Shareholders will own approximately 43% of the Holdco Shares immediately following the Effective Time and, as such, will have less influence over the Holdco Board than current Globe Shareholders have over the Globe Board;

•	the Exchange Ratio is fixed and will not be increased in the event of an increase in the price of Globe Shares or a decline in the value of FerroAtlántica;

•	the risk of diverting management focus and resources from other strategic opportunities and from operational matters;

•	the challenges inherent in the combination of two businesses with the size and complexity of Globe and FerroAtlántica;

•	the restrictions under the Business Combination Agreement on the conduct of Globe’s business pending completion of the Business Combination;

•	the substantial transaction costs to be incurred in connection with the Business Combination;

•	the fact that Globe’s directors and executive officers may have interests in the Business Combination that are different from, or in addition to, Globe’s shareholders generally; and

•	the restrictions on Globe’s ability to solicit, or participate in discussions or negotiations regarding, any competing proposal for Globe, subject to the exceptions in the Business Combination Agreement, and the required payment by Globe in certain circumstances of a $25 million termination fee and reimbursement of Grupo VM’s and FerroAtlántica’s expenses in an amount up to $10 million.

The foregoing is a brief summary of the material information and factors considered by the Globe Board in reaching its determinations and recommendations, but is not intended to be exhaustive. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the Globe Board did not consider it practical to, and did not attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its determinations and recommendation. The Globe Board viewed its position as being based on all of the information available and the factors presented to and considered by it. In addition, individual members of the Globe Board may have given different weight to different factors. This summary of the Globe Board’s reasons for recommending the proposed Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements” on page 53 of this proxy statement/prospectus.

Unaudited Financial Projections Prepared by Globe Management

Globe does not as a matter of course publicly disclose prospective financial information, projected financial information or forecasted financial information due to, among other things, the unpredictability of the underlying assumptions and estimates inherent in preparing financial projections and forecasts. The unaudited financial projections concerning Globe and FerroAtlántica set forth below, as well as the unaudited pro forma synergy estimates and unaudited pro forma financial projections for the combined company after completion of the Business Combination set forth below, are included in this proxy statement/prospectus because they were made available by Globe management to the Globe Board and to Goldman Sachs in connection with its financial analysis and fairness opinion to the Globe Board.

You should note that the financial projections constitute forward-looking statements. The financial projections set forth below were not prepared with a view toward public disclosure or with a view toward complying with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Globe’s nor FerroAtlántica’s independent registered public accountant, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the financial projections. The summary of these financial projections is not being included in this proxy statement/prospectus to influence any shareholders’ voting decision with respect to the Business Combination Agreement, but instead because these financial projections were provided to Goldman Sachs and the Globe Board to evaluate the proposed Business Combination. The financial projections should not be relied upon as being indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the financial projections.

The assumptions and estimates underlying the financial projections are inherently uncertain and, though considered reasonable by Globe management as of the date of their preparation, are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the financial projections, including, among others, risks and uncertainties due to general business, economic, regulatory, market and financial conditions, as well as changes in Globe’s or FerroAtlántica’s, or the pro forma combined company’s, respective businesses, financial condition or results of operations, and other risks and uncertainties under the heading “Risk Factors” beginning on page 28. Accordingly, the financial projections may not be indicative of the future performance of Globe or FerroAtlántica, or the pro forma combined company after completion of the Business Combination, and actual results may differ materially from those presented. Inclusion of the financial projections in this proxy statement/prospectus should not be regarded as a representation by any person that the results projected in the financial projections will be achieved. Furthermore, the financial projections may differ from publicized analyst estimates and forecasts and do not take into account any circumstances or events occurring after the date they were prepared. Globe does not intend to update or revise the financial projections.

The unaudited financial projections, unaudited pro forma synergy estimates and unaudited pro forma financial projections for the combined company include several measures, including Total Revenue, Gross Profit, EBITDA, Adjusted EBITDA, Net Income, Attributable Net Income and Free Cash Flows. Total Revenue refers to the applicable company’s total revenue, including in the case of Globe, revenue from by-products (fume) and other revenue (low/medium ash coal). Gross Profit refers to the applicable company’s Total Revenue less costs of goods sold. EBITDA refers to the applicable company’s earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA refers to Globe’s and the combined company’s EBITDA, adjusted for non-recurring items. The financial projections do not include any non-recurring items, and thus Adjusted EBITDA and EBITDA are the same over the projection period. Net Income refers to the applicable company’s EBITDA less depreciation and amortization, plus any other income, less any other income expenses, less net interest expenses, and less taxes payable. Attributable Net Income refers to the applicable company’s Net Income less minority interest. Free Cash Flows refers to the applicable company’s Net Income plus depreciation and amortization, less (plus) any increase (decrease) in net working capital, and less capital expenditures.

The unaudited financial projections, unaudited pro forma synergy estimates and unaudited pro forma financial projections for the combined company were prepared by Globe management and were not provided to, or reviewed or approved by, Grupo VM, FerroAtlántica or Holdco or any affiliate or employee thereof.

Globe Unaudited Financial Projections

Globe’s management prepared unaudited financial projections for Globe for the calendar years 2015 through 2019. These financial projections were prepared on a calendar year basis, as opposed to Globe’s fiscal year end of June 30th, for purposes of comparability with FerroAtlántica. The key drivers of these financial projections include Globe management’s estimates and judgments of shippable volumes, commodity prices, changes in costs of goods sold, changes in selling, general and administrative expenses as a percentage of sales, improved management of working capital to continue optimizing free cash flow, and cash dividends payable by Globe. These financial projections were also impacted by estimates and judgments regarding future maintenance capital expenditure requirements, taxes, income attributable to noncontrolling interest related to its joint ventures with Dow Corning, interest expense, interest earned on cash and cash equivalents, and depreciation and amortization. The Globe Board approved these financial projections for purposes of the deliberations of the Globe Board and for use by Goldman Sachs in its financial analysis and fairness opinion.

These financial projections are summarized in the following table:

	For the Calendar Year Ending on December 31,
($ in millions)	2015E	2016E	2017E	2018E	2019E
Total Revenue	$953	$994	$1,021	$1,040	$1,053
Gross Profit	$238	$259	$272	$279	$286
Adj. EBITDA	$167	$188	$200	$206	$213
Attributable Net Income	$73	$87	$96	$100	$107
Capital Expenditures	$45	$46	$47	$47	$48
Free Cash Flow	$70	$95	$98	$97	$101

FerroAtlántica Unaudited Financial Projections

Globe’s management prepared unaudited financial projections for FerroAtlántica for the calendar years 2015 through 2019. The key drivers of these financial projections include Globe management’s estimates and judgments of shippable volumes, commodity prices, USD/Euro exchange rates (which Globe management assumed to be 1.13 in 2015, 1.15 in 2016, 1.17 in 2017, 1.25 in 2018 and 1.19 in 2019 based upon the 2015 – 2017 market forward exchange rate curve and the 2018 and 2019 broker consensus), and changes in costs of goods sold. These financial projections were also impacted by assumptions regarding future maintenance capital expenditure requirements, taxes, income attributable to noncontrolling interests, interest expense, interest earned on cash and cash equivalents, depreciation and amortization, changes in selling, general and administrative expenses and management of working capital. The Globe Board approved these financial projections for purposes of the deliberations of the Globe Board and for use by Goldman Sachs in its financial analysis and fairness opinion.

These financial projections are summarized in the following table:

	For the Calendar Year Ending on December 31,
($ in millions)	2015E	2016E	2017E	2018E	2019E
Total Revenue	$1,374	$1,546	$1,588	$1,617	$1,637
Gross Profit	$366	$475	$463	$380	$384
EBITDA	$319	$426	$413	$324	$330
Attributable Net Income	$161	$229	$222	$167	$193
Capital Expenditures	$68	$41	$31	$32	$31
Free Cash Flow	$50	$197	$235	$205	$155

Unaudited Pro Forma Synergy Estimates for Combined Company

Globe’s management prepared unaudited pro forma synergy estimates for the combined company after completion of the Business Combination for the calendar years 2016 through 2020, assuming a December 31, 2015, closing date for the Business Combination. The Globe Board approved these pro forma synergy estimates for purposes of the deliberations of the Globe Board and for use by Goldman Sachs in its financial analysis and fairness opinion.

These financial projections are summarized in the following table:

	Year 1	Year 2	Year 3	Year 4	Year 5
($ in millions)	CY2016E	CY2017E	CY2018E	CY2019E	CY2020E
Operating Cost Synergies	$50.0	$65.0	$85.0	$85.0	$85.0
Financial Synergies	$17.3	$21.6	$26.0	$26.0	$26.0
Working Capital Synergies	$50.0	$25.0	$75.0	$50.0	$0.0

Operating Cost Synergies represent Globe management’s estimate of potential synergies realizable in the combined company through value chain optimization, elimination of overlapping selling, general and administrative expenses and overhead in the combined company, and improved operational efficiencies of both Globe and FerroAtlántica applying the best practices of both companies. Financial Synergies are calculated on an after-tax basis and include Globe management’s estimate of potential savings on interest expense in the combined company based on its anticipated balance sheet and credit profile, as well as the potential for a reduced effective tax rate through expansion of the international platform of the combined company’s non-U.S. subsidiaries and through efficient financing structures. In addition to synergies identified above, Working Capital Synergies include Globe management’s estimate of potential improvements in the combined company’s management of working capital to optimize free cash flow. Synergy estimates are represented net of estimated costs of implementation.

Since the date on which the Globe Board approved the Business Combination Agreement, Globe management concluded that $16.0 million of the estimated Financial Synergies in 2016 will not be realized due to the timing to implement the planned tax-efficient global platform for the combined company. This timing change does not impact management’s estimates for Financial Synergies for calendar years 2017 through 2020. At the request of the Globe Board, Goldman Sachs delivered to the Globe Board written confirmation, dated May 5, 2015, that, as of such date and based upon and subject to the factors and assumptions set forth in the written confirmation letter, had Goldman Sachs performed its financial analyses set forth in the presentation to the Globe Board on February 22, 2015 on the basis of the Synergies, as updated by Globe management to remove $16.0 million of the estimated Financial Synergies in 2016, there would have been no change to the conclusion set forth in the written opinion of Goldman Sachs. See “Opinion of Goldman, Sachs & Co., Globe’s Financial Advisor — May 5, 2015 Written Confirmation Delivered to Globe Board” on page 95 of this proxy statement/prospectus for a summary of the May 5, 2015 written confirmation delivered by Goldman Sachs and the assumptions set forth therein. After discussion with Globe management and Goldman Sachs, the Globe Board has determined that the change in the estimated Financial Synergies in 2016 is not material in the context of the Business Combination and does not impact its recommendation that Globe Shareholders vote “FOR” the proposal to adopt the Business Combination Agreement.

Unaudited Pro Forma Financial Projections for the Combined Company

Globe’s management prepared unaudited pro forma financial projections for the combined company after completion of the Business Combination for the calendar years 2016 through 2019, assuming a December 31, 2015 closing date for the Business Combination. These financial projections combine the financial projections for Globe and FerroAtlántica prepared by Globe management, both with and without giving effect to pro forma synergy estimates as indicated below, and assume that the cash and cash equivalents of Globe and FerroAtlántica will be transferred to the combined company. These financial projections do not give effect to the combined company’s financial reporting under IFRS, adjustments to align the accounting policies of Globe and FerroAtlántica, purchase price adjustments or any other similar adjustments or changes. The Globe Board approved these pro forma financial projections for purposes of the deliberations of the Globe Board and for use by Goldman Sachs in its financial analysis and fairness opinion.

These financial projections are summarized in the following table:

	For the Calendar Year Ending on December 31,
($ in millions)	2016E	2017E	2018E	2019E
Total Revenue	$2,539	$2,609	$2,657	$2,691
Gross Profit	$734	$735	$659	$670
Adj. EBITDA (excl. synergies)	$615	$613	$531	$543
Adj. EBITDA (incl. synergies)	$665	$678	$616	$628
Net Income (incl. minority interest)	$378	$393	$357	$391
Attributable Net Income (excl. synergies)	$308	$310	$261	$294
Attributable Net Income (incl. synergies)	$358	$375	$343	$376
Capital Expenditures	$87	$78	$80	$79
Free Cash Flow	$384	$415	$454	$382

Unaudited Financial Projections Furnished by FerroAtlántica Management

FerroAtlántica does not as a matter of course publicly disclose multiple year prospective financial information, projected financial information or forecasted financial information due to, among other things, the unpredictability of the underlying assumptions and estimates inherent in preparing financial projections and forecasts. The unaudited financial projections furnished by FerroAtlántica management and set forth below were prepared by FerroAtlántica in February 2014 as part of FerroAtlántica’s annual business planning and were not prepared with a view toward public disclosure or for valuation purposes. These projections were included in a presentation made by FerroAtlántica management to Fitch Ratings Inc. on September 4, 2014, and are included in this proxy statement/prospectus because the presentation was furnished to Globe and Goldman Sachs in connection with Globe’s due diligence investigation of FerroAtlántica. These projections were not updated after February 2014.

You should note that the financial projections constitute forward-looking statements. The financial projections set forth below were not prepared with a view toward public disclosure or with a view toward complying with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Globe’s nor FerroAtlántica’s independent registered public accountant, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the financial projections. The summary of these financial projections is not being included in this proxy statement/prospectus to influence any shareholder’s voting decision with respect to the Business Combination Agreement, but instead because these financial projections were furnished to Globe and Goldman Sachs in connection with Globe’s evaluation of the proposed Business Combination. The financial projections should not be relied upon as being indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the financial projections.

The assumptions and estimates underlying the financial projections are inherently uncertain and are subject to significant business, economic and competitive risks and uncertainties, the nature or extent of which have changed since the projections were prepared in February 2014 and are likely to change in the future, that could cause actual results to differ materially from those contained in the financial projections, including, among others, risks and uncertainties due to general business, economic, regulatory, market and financial conditions, as well as changes in FerroAtlántica’s strategic position, business, financial condition or results of operations, and other risks and uncertainties under the heading “Risk Factors” beginning on page 28. Accordingly, the financial projections may not be indicative of the future performance of FerroAtlántica and actual results may differ materially from those presented. Inclusion of the financial projections in this proxy statement/prospectus should not be regarded as a representation by any person that the results projected in the financial projections will be achieved. Furthermore, the financial projections may differ from publicized analyst estimates and forecasts and do not take into account any circumstances or events occurring after the date they were prepared. FerroAtlántica does not intend to update or revise the financial projections.

The unaudited financial projections include several measures, including Sales, EBITDA, EBIT and Net Income. Sales refers to FerroAtlántica’s total sales. EBITDA refers to FerroAtlántica’s earnings before interest, taxes, depreciation and amortization. EBIT refers to FerroAtlántica’s earnings before interest and taxes. Net Income refers to FerroAtlántica’s EBIT less net interest expenses, less taxes payable and less minority interest. The unaudited financial projections are denominated in Euros, consistent with FerroAtlántica’s reporting currency.

FerroAtlántica Unaudited Financial Projections

FerroAtlántica’s management prepared unaudited financial projections in February 2014 for FerroAtlántica for the calendar years 2014 through 2018 as part of FerroAtlántica’s annual business planning. The key drivers of these financial projections (which take into account FerroAtlántica management’s assumption of a 1.30 USD/Euro exchange rate from 2014 to 2018) include FerroAtlántica management’s estimates and judgments of forecast sales volumes by product, forecast sales prices by product, power costs and commodity prices.

These financial projections are summarized in the following table:

	For the Calendar Year Ending on December 31,
(€ in millions)	2014E	2015E	2016E	2017E	2018E
Sales	€1,207.2	€1,314.4	€1,458.9	€1,539.0	€1,629.3
EBITDA	€152.7	€181.5	€219.2	€230.1	€249.6
EBIT	€99.6	€127.8	€168.7	€182.0	€202.5
Net Income	€40.3	€66.7	€96.1	€107.7	€119.5

Opinion of Goldman, Sachs & Co., Globe’s Financial Advisor

Goldman, Sachs & Co. delivered its opinion to the Globe Board that, as of February 23, 2015 and based upon and subject to the factors and assumptions set forth therein and taking into account the FerroAtlántica Stock Exchange, the Exchange Ratio pursuant to the Business Combination Agreement was fair from a financial point of view to the holders of Globe Shares. The opinion does not address the fairness of the Exchange Ratio to Grupo VM and its affiliates.

The full text of the written opinion of Goldman Sachs, dated February 23, 2015, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex G. Goldman Sachs provided its opinion for the information and assistance of the Globe Board in connection with its consideration of the Business Combination. The Goldman Sachs opinion is not a recommendation as to how any holder of Globe Shares should vote with respect to the Business Combination, or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Original Business Combination Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of Globe for the five fiscal years ended June 30, 2014;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Globe;

•	certain other communications from Globe to its stockholders;

•	audited financial statements for FerroAtlántica for the five fiscal years ended December 31, 2013 and unaudited financial statements for FerroAtlántica for the fiscal year ended December 31, 2014;

•	certain publicly available research analyst reports for Globe; and

•	certain internal financial analyses and forecasts for Globe and certain financial analyses and forecasts for FerroAtlántica in each case, as prepared by Globe’s management and approved for Goldman Sachs’ use by Globe (the “Forecasts”), including certain operating synergies projected by the management of Globe to result from the Business Combination, as approved for Goldman Sachs’ use by Globe (the “Synergies”).

Goldman Sachs also held discussions with members of the senior management of Globe and FerroAtlántica regarding their assessment of the strategic rationale for, and the potential benefits of, the Business Combination and the past and current business operations, financial condition, and future prospects of Globe and FerroAtlántica; reviewed the reported price and trading activity for the Globe Shares; compared certain financial and stock market information for Globe and certain financial information of FerroAtlántica with similar financial and stock market information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the metals and mining industry and in other industries, but determined such transactions were not relevant to Goldman Sachs’ financial analysis of the proposed transaction; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering the opinion described above, Goldman Sachs, with the consent of the Globe Board, relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it and Goldman Sachs does not assume any responsibility for any such information. In that regard, Goldman Sachs assumed with the consent of the Globe Board that the Forecasts, including the Synergies, were reasonably prepared on a basis reflecting the best then currently available estimates and judgments of Globe’s management. Goldman Sachs did not make an independent evaluation, appraisal or geological or technical assessment of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Globe, Holdco, FerroAtlántica or any of their respective subsidiaries, nor was any evaluation or appraisal of the assets or liabilities of Globe, Holdco, FerroAtlántica or any of their respective subsidiaries furnished to Goldman Sachs. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Business Combination will be obtained without any adverse effect on Globe, Holdco, FerroAtlántica or any of their respective subsidiaries or on the expected benefits of the Business Combination in any way meaningful to its analysis. Goldman Sachs has also assumed that the Business Combination will be consummated on the terms set forth in the Business Combination Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of Globe to engage in the Business Combination or the relative merits of the Business Combination as compared to any strategic alternatives that may be available to Globe; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, Globe or any other alternative transaction. Goldman Sachs’ opinion addressed only the fairness from a financial point of view to the holders of Globe Shares (other than Grupo VM and its affiliates) as of the date of the opinion, of the Exchange Ratio pursuant to the Business Combination Agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the Business Combination Agreement or the Business Combination or any term or aspect of any other agreement or instrument contemplated by the Business Combination Agreement or entered into or amended in connection with the Business Combination, including, any ongoing obligations of any parties to the Business Combination Agreement, or the fairness of the Business Combination to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Globe; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Globe, or class of such persons in connection with the Business Combination, whether relative to the Exchange Ratio pursuant to the Business Combination Agreement or otherwise. Goldman Sachs did not express any opinion as to the prices at which shares of Holdco Ordinary Shares will trade at any time or as to the impact of the Business Combination on the solvency or viability of Globe, Holdco, FerroAtlántica or Grupo VM or the ability of Globe, Holdco, FerroAtlántica or Grupo VM to pay its obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary market and other conditions, as in effect on, and the information made available to it as of the date of, the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Globe Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before February 20, 2015 and is not necessarily indicative of current market conditions.

Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information for Globe to corresponding financial information and public market multiples for the following publicly traded corporations within the specialty metals sector of the broader metals and mining industry (collectively, the “selected companies”):

•	Allegheny Technologies Incorporated;

•	Carpenter Technology Corporation;

•	GrafTech International Ltd.;

•	RTI International Metals, Inc.;

•	Haynes International, Inc.;

•	Dynamic Materials Corporation; and

•	Molycorp, Inc.

Although none of the selected companies is directly comparable to Globe, the companies included were chosen because they are publicly traded companies with operations that Goldman Sachs considered similar to the operations of Globe for purposes of the analysis.

Goldman Sachs calculated and compared various financial multiples for the selected companies and Globe based on publicly available financial data, SEC filings, Wall Street research and, in the case of Globe, the Forecasts. With respect to Globe and each of the selected companies, Goldman Sachs calculated multiples of enterprise value (“EV”), which is defined as the market value of common equity plus the book value of debt, plus minority interest, less cash, to estimated earnings before interest, taxes, depreciation and amortization (estimated “EBITDA”) for the calendar years ending December 31, 2015 and 2016. Goldman Sachs excluded enterprise value as a multiple of 2015 estimated EBITDA for Molycorp, Inc. because the company’s low 2015 estimated EBITDA resulted in a multiple that would be an outlier relative to Globe and the other selected companies. In addition, enterprise value as a multiple of 2016 estimated EBITDA was not available for Haynes International, Inc. The following tables present the results of this analysis:

EV as a multiple of:
Globe	2015 estimated EBITDA	2016 estimated EBITDA
Based on the Forecasts	7.4x	6.5x
Based on Wall Street research	7.1x	6.4x

EV as a multiple of:
Selected Companies	2015 estimated EBITDA	2016 estimated EBITDA
Allegheny	10.1x	6.5x
Carpenter	8.3x	6.8x
GrafTech	7.9x	5.6x
RTI	7.4x	6.8x
Haynes (1)	7.4x	N/A
Dynamic Materials	6.8x	4.9x
Molycorp (2)	N/A	11.6x

(1)	Enterprise value as a multiple of 2016 estimated EBITDA was not available for Haynes International, Inc.
(2)	Goldman Sachs excluded enterprise value as a multiple of 2015 estimated EBITDA for Molycorp, Inc. because the company’s low 2015 estimated EBITDA resulted in a multiple that would be an outlier relative to Globe and the other selected companies.

Goldman Sachs also analyzed the implied uplift to the current Globe share price attributable to the Business Combination, by using the Forecasts for the pro forma combined company’s EBITDA for calendar year 2015 plus run-rate Synergies for illustrative purposes (“Adj. 2015E Pro Forma EBITDA”). Goldman Sachs calculated an illustrative range of implied enterprise values for the pro forma combined company by multiplying the Adj. 2015E Pro Forma EBITDA by multiples derived in the selected companies analysis above, reference multiples of 9.00x and 10.00x, and the lowest one-year forward EBITDA multiple and the average one-year forward EBITDA multiple for Globe over the last three years (the “Multiples”). These calculations resulted in a range of implied enterprise values, which Goldman Sachs then adjusted by subtracting the amount by which the pro forma combined company’s indebtedness and minority interests exceeded its cash, as of December 31, 2014, to derive a range of implied equity values. Goldman Sachs divided these implied equity values by the number of the pro forma combined company’s fully diluted shares, using the treasury stock method, as provided by management of Globe, to derive an illustrative range of implied equity values per share of the pro forma combined company. Goldman Sachs then calculated the percentages by which each of these implied equity values per share exceeded the closing trading price per share of Globe on February 20, 2015. The chart below shows the results of this analysis:

Pro Forma EV / EBITDA Multiples	Implied Uplift to Current Globe Share Price as of February 20, 2015
5.94x (Globe – 3-year low multiple)	2.9%
6.80x (Dynamic Materials – multiple based on Wall Street research)	21.4%
7.10x (Globe – multiple based on Wall Street research)	27.9%
7.35x (Globe – multiple based on Forecasts)	33.4%
7.40x (Haynes & RTI – multiple based on Wall Street research)	34.3%
7.90x (GrafTech – multiple based on Wall Street research)	45.2%
8.30x (Carpenter – multiple based on Wall Street research)	53.8%
9.00x (reference multiple)	68.9%
9.70x (Globe – 3-year average multiple)	84.0%
10.0x (reference multiple)	90.5%
10.1x (Allegheny – multiple based on Wall Street research)	92.7%

Illustrative Discounted Cash Flow Analysis. Goldman Sachs performed an illustrative discounted cash flow analysis of Globe, FerroAtlántica and the pro forma combined company, in each case using the Forecasts (which, in the case of the pro forma combined company, included the Synergies), to determine a range of illustrative present values of implied equity values and implied equity values per share.

For the discounted cash flow analysis of Globe, Goldman Sachs first calculated a range of illustrative implied enterprise values for Globe by discounting to present value, as of January 1, 2015, using discount rates ranging from 9.50% to 11.50%, reflecting estimates of Globe’s weighted average costs of capital, (i) the projected unlevered free cash flows for Globe for the years 2015 through 2019 using the Forecasts and (ii) the terminal year estimate of Globe’s cash flow using the Forecasts, using perpetuity growth rates ranging from 1.0% to 3.0%. This calculation produced an adjusted range of illustrative enterprise values, which Goldman Sachs then adjusted by subtracting the amount by which Globe’s indebtedness and minority interests exceeded its cash, as of December 31, 2014, to derive a final range of illustrative equity values of $923,000,000 to $1,396,000,000. Goldman Sachs divided this range by the number of Globe’s fully diluted shares, using the treasury stock method, as provided by management of Globe, to derive an illustrative range of equity values per Globe Share of $12.48 to $18.87.

For the discounted cash flow analysis of FerroAtlántica, Goldman Sachs first calculated a range of illustrative implied enterprise values for FerroAtlántica by discounting to present value, as of January 1, 2015, using discount rates ranging from 10.25% to 12.25%, reflecting estimates of FerroAtlántica’s weighted average costs of capital, (i) the projected unlevered free cash flows for FerroAtlántica for the years 2015 through 2019 using the Forecasts and (ii) the terminal year estimate of FerroAtlántica’s cash flow using the Forecasts, using a range of perpetuity growth rates ranging from 1.0% to 3.0%. This calculation produced a range of illustrative enterprise values, which Goldman Sachs then adjusted by subtracting the amount by which FerroAtlántica’s indebtedness and minority interests exceeded its cash, as of December 31, 2014, to derive an illustrative range of equity values of $1,207,000,000 to $1,959,000,000.

Using these illustrative ranges of equity values for Globe and FerroAtlántica, respectively, Goldman Sachs analyzed the relative contributions to the pro forma combined company of equity values by Globe shareholders and the FerroAtlántica shareholder, respectively. First, Goldman Sachs determined Globe shareholders’ range of percentages of ownership of the combined company implied by the quotients obtained by dividing the illustrative range of Globe’s equity values by the sums of illustrative ranges of Globe’s and FerroAtlántica’s respective equity values. The results of this calculation was a range of implied ownership of 41.90% to 42.90%. Then Goldman Sachs determined the extent to which the 43.0% pro forma ownership of the combined company by Globe shareholders (which is the percentage ownership implied by the number of shares that would be issued in the Business Combination by Holdco to Globe shareholders and the FerroAtlántica shareholder, respectively (using the treasury stock method, as provided by management of Globe)) represented a premium to this range of implied percentages of ownership by Globe shareholders derived from the discounted cash flow analyses. The results of this calculation was a range of implied ownership premia of 0.2% to 2.6%. Then Goldman Sachs divided the illustrative range of equity values of FerroAtlántica, which was derived from the discounted cash flow analysis, by the number of shares that would be issued to the FerroAtlántica shareholder in the Business Combination by Holdco (as provided by management of Globe). Goldman Sachs then determined the exchange ratios implied by dividing this range of equity values per share for FerroAtlántica by the range of equity values per share for Globe and then determined the implied premium (expressed as a percentage) of these exchange ratios in excess of the Exchange Ratio. The range of these implied premiums to Globe was 0.4% to 4.6%.

Goldman Sachs performed a discounted cash flow analysis of the value of the potential Synergies. Goldman Sachs calculated indications of net present value of free cash flows attributable to the Synergies by discounting to present value, as of January 1, 2015, using discount rates ranging from 9.25% to 11.25%, reflecting estimates of the pro forma combined company’s weighted average costs of capital, (i) the projected unlevered free cash flows of the pro forma combined company attributable to the Synergies for the years 2015 through 2019 using the Forecasts and (ii) the terminal year estimate of the pro forma combined company’s cash flow attributable to the Synergies using the Forecasts, using a range of perpetuity growth rates ranging from 1.0% to 3.0%. This calculation produced a range of illustrative Synergies values of $820,000,000 to $1,233,000,000. Goldman Sachs divided this range by the number of the pro forma combined company’s fully diluted shares, using the treasury stock method, as provided by management of Globe, to derive an illustrative range of Synergy value per share of the combined pro forma company of $4.77 to $7.17. Using this range and assuming a share price of $15.37 for the Globe Shares as of February 20, 2015, Goldman Sachs calculated the Synergies as a percentage of the Globe Share price resulting in a range of 31.0% to 46.6%.

For the discounted cash flow analysis of the pro forma combined company, Goldman Sachs first calculated a range of illustrative implied enterprise values for the pro forma combined company by discounting to present value, as of January 1, 2015, using discount rates ranging from 9.25% to 11.25%, reflecting estimates of the pro forma combined company’s weighted average costs of capital, (i) the projected unlevered free cash flows of the pro forma combined company for the years 2015 through 2019 using the Forecasts and after giving effect to the Synergies and (ii) the terminal year estimate of the pro forma combined company’s cash flow using the Forecasts and after giving effect to the Synergies, using a range of perpetuity growth rates ranging from 1.0% to 3.0%. This calculation produced a range of illustrative enterprise values, which Goldman Sachs then adjusted by subtracting the amount by which the pro forma combined company’s indebtedness and minority interests exceeded its cash, as of December 31, 2014, to derive a final range of illustrative equity values of $3,056,000,000 to $4,906,000,000. Goldman Sachs divided this range by the number of the pro forma combined company’s fully diluted shares, using the treasury stock method, as provided by management of Globe, to derive an illustrative range of equity values per share of $17.76 to $28.51.

Goldman Sachs also calculated the implied uplift to Globe’s implied equity value per share upon consummation of the Business Combination and after giving effect to the Synergies. Goldman Sachs used the illustrative range of equity values per share for Globe and the pro forma combined company derived using the discounted cash flow analysis above to determine the implied premium (expressed as a percentage) of the pro forma combined company’s equity value per share over Globe’s equity value per share resulting in a range of uplift to Globe’s equity value per share of 38.4% to 40.5%.

Additionally, Goldman Sachs analyzed Globe shareholders’ implied ownership premium or discount, as the case may be, and the implied value uplift to Globe shareholders, in each case under the Forecasts and, for illustrative purposes, adjustments of the Forecasts that result from assuming 5% and 10% increases, and 5% and 10% decreases, respectively, to the estimated commodity prices used in the Forecasts. For each of these five scenarios, Goldman Sachs calculated the implied equity values of Globe, FerroAtlántica and the pro forma combined company (including the Synergies) respectively, based on the discounted cash flow analyses described above, except that, rather than using a range of perpetuity growth rates and discount rates, Goldman Sachs used a 2% perpetuity growth rate to calculate the terminal value for each of Globe, FerroAtlántica and the Synergies, and a 10.50% discount rate for Globe, an 11.25% discount rate for FerroAtlántica and a 10.25% discount rate for the Synergies, in each case reflecting estimates of the applicable weighted average cost of capital. Using the implied equity values of Globe and FerroAtlántica, respectively, derived from the discounted cash flow analyses, under each of these five scenarios, Goldman Sachs calculated the Globe shareholders’ implied ownership percentage for each scenario by dividing Globe’s implied equity value for such scenario by the sum of Globe and FerroAtlántica’s implied equity values for such scenario. Goldman Sachs then determined the extent to which this implied ownership percentage for each scenario represented a premium or discount to the 43.0% pro forma ownership of the combined company by Globe shareholders (which is the percentage ownership implied by the number of shares that would be issued in the Business Combination by Holdco to Globe shareholders and Grupo VM, respectively (using the treasury stock method, as provided by management of Globe)). Goldman Sachs then calculated the implied equity value per share of the pro forma combined company, including the Synergies, based on the discounted cash flow analysis, for each of the five scenarios and information about the outstanding shares of Holdco provided by the management of Globe. Using this information, Goldman Sachs calculated the percentages by which each of these implied equity values per share exceeded the closing trading price per share of Globe on February 20, 2015. The chart below shows the results of these analyses:

Commodity Price Sensitivity vs. Forecasts

	(10.00%)	(5.00)%	Forecasts	5.00%	10.00%
Implied Globe Ownership Percentages	55.2%	45.9%	42.4%	40.5%	39.3%
Implied Ownership Premium (excluding Synergies)	(22.1)%	(6.4)%	1.5%	6.2%	9.4%
Illustrative Value Uplift to Globe Shareholders (including Synergies)	54.0%	44.4%	39.6%	36.7%	34.8%

Present Value of Future Stock Value Analysis. Goldman Sachs performed an illustrative analysis of the implied present value, as of January 1, 2015, of the future values per share of Globe and the pro forma combined company, respectively, which analysis is designed to provide an indication of the present value of a theoretical future value of Globe’s and the pro forma combined company’s equity value per share as a function of Globe’s and the pro forma combined company’s respective enterprise value to one year forward EBITDA multiples, for the years 2015 through 2017, using the Forecasts, including, in the case of the analysis of the pro forma combined company, the Synergies, and assuming, based on the Forecasts, that each of Globe and the pro forma combined company would pay dividends of $0.29 per share per year.

For Globe Shares, Goldman Sachs calculated the illustrative implied future share value by (i) calculating the estimated enterprise values for the years ending on December 31, 2015 through 2017, respectively, by applying multiples ranging from 6.1x to 8.1x to the one year forward estimated EBITDA as of such dates using the Forecasts and (ii) adjusting the resulting range of illustrative implied future enterprise values to arrive at illustrative implied future equity values by subtracting the respective amounts by which Globe’s indebtedness and minority interests were projected to exceed its cash, as of such dates, using the Forecasts. The implied share values were then calculated by dividing the implied future equity values by the projected number of fully diluted shares, using the treasury stock method, as provided by management of Globe. These values were then discounted to present value, as of January 1, 2015, using a discount rate of 11.12%, reflecting an estimate of Globe’s cost of equity. This analysis resulted in an illustrative range of implied present values per share of $14.49 to $19.66.

For shares of the pro forma combined company, Goldman Sachs calculated the illustrative implied future share value by (i) calculating the estimated enterprise values for the years ending on December 31, 2015 through 2017, respectively, by applying multiples ranging from 6.1x to 8.1x to the one year forward estimated EBITDA as of such dates using the Forecasts and after giving effect to the Synergies and (ii) adjusting the resulting range of illustrative implied future enterprise values to arrive at illustrative implied future equity values by subtracting the respective amounts by which the pro forma combined company’s indebtedness and minority interests were projected to exceed its cash, as of such dates, using the Forecasts and after giving effect to the Synergies. The implied share values were then calculated by dividing the implied future equity values by the projected number of fully diluted shares, using the treasury stock method as provided by management of Globe. These values were then discounted to present value, as of January 1, 2015, using a discount rate of 11.42%, reflecting an estimate of the pro forma combined company’s cost of equity. This analysis resulted in an illustrative range of implied present values per share of $18.23 to $26.90.

Relative Contribution Analysis. Goldman Sachs reviewed specific historical and estimated future operating and financial information for Globe and FerroAtlántica, based on publicly available historical financial information and the Forecasts, for the purpose of analyzing the relative contributions by Globe’s shareholders and the FerroAtlántica shareholder to the pro forma combined company of the following financial metrics (the “metrics”) for the calendar years 2013 through 2018 (except the analysis of the Free Cash Flow metric did not include historical data for calendar years 2013 and 2014 because Globe had negative, or negligible, Free Cash Flow for calendar years 2013 and 2014, and the analysis of the net income metric did not include historical data for calendar year 2013 because Globe had negative net income for calendar year 2013):

•	revenues;

•	EBITDA adjusted for non-recurring items including goodwill impairment, contract settlements, gain (loss) on sale of business and associated foreign exchange gains, Quebec Silicon lockout costs, Quebec Silicon curtailment gains, asset impairments, bargain purchase gains, bonus payments, transaction and due diligence expenses and other one-time gains/losses (“Adjusted EBITDA”);

•	free cash flow, calculated as net income plus depreciation and amortization plus or minus changes in working capital less capital expenditure (“Free Cash Flow”); and

•	net income.

First, Goldman Sachs determined Globe shareholders’ range of percentage contributions to the combined company implied by the quotients obtained by dividing the implied equity value from each of the metrics of Globe for each year by the total implied equity value from each of these metrics for each year of Globe and FerroAtlántica. Then Goldman Sachs determined the extent to which the 43.0% pro forma ownership of the combined company by Globe shareholders (which is the percentage ownership implied by the number of shares that would be issued in the Business Combination by Holdco to Globe shareholders and the FerroAtlántica shareholder, respectively (using the treasury stock method, as provided by management of Globe)) represented a premium or discount to this range of percentage contributions by Globe shareholders for each metric. For the revenue and Adjusted EBITDA metrics, Goldman Sachs calculated enterprise values for Globe and FerroAtlántica, based on, for both Globe and FerroAtlántica, the current multiple for Globe for the applicable metric (i.e., the multiple for such metric that, when multiplied by such current metric for Globe resulted in the enterprise value of Globe as of February 20, 2015). Goldman Sachs then adjusted these enterprise values to determine the equity values by subtracting the amount by which each of Globe’s and FerroAtlántica’s respective indebtedness and minority interest exceeded its cash, as of the end of the calendar year ending December 31, 2014. For the Free Cash Flow and net income metrics, Goldman Sachs calculated equity values for Globe and FerroAtlántica based on, for both Globe and FerroAtlántica, the current multiple for Globe for the applicable metric (i.e., the multiple for such metric that, when multiplied by such current metric for Globe resulted in the equity value of Globe as of February 20, 2015). The equity values per share of Globe and FerroAtlántica were then determined by dividing these equity values by the number of shares that would be issued to Globe shareholders and the FerroAtlántica shareholder in the Business Combination by Holdco (using the treasury stock method, as provided by management of Globe). Goldman Sachs then determined the exchange ratios implied by dividing these equity values per share for FerroAtlántica by the corresponding equity values per share for Globe and then determined the implied premiums or discounts (expressed as percentages) of these exchange ratios in excess of or below the Exchange Ratio. The results of these analyses are set forth below.

Metric	Year	Globe’s Relative Contribution to the Pro Forma Combined Company	Implied Ownership Premium/Discount	Implied Premium/Discount to Exchange Ratio
Revenue	CY2013A	40.3%	6.7%	11.8%
	CY2014A	40.7%	5.7%	10.0%
	CY2015E	48.8%	(11.9)%	(21.0)%
	CY2016E	46.1%	(6.6)%	(11.6)%
	CY2017E	46.1%	(6.6)%	(11.6)%
	CY2018E	46.1%	(6.7)%	(11.7)%
Adjusted EBITDA	CY2013A	43.6%	(1.4)%	(2.4)%
	CY2014A	49.0%	(12.3)%	(21.5)%
	CY2015E	39.2%	9.7%	17.1%
	CY2016E	34.0%	26.3%	46.1%
	CY2017E	36.8%	16.9%	29.7%
	CY2018E	45.7%	(5.8)%	(10.2)%
Free Cash Flow (1)	CY2013A	N/A	N/A	N/A
	CY2014A	N/A	N/A	N/A
	CY2015E	58.3%	(26.3)%	(46.1)%
	CY2016E	32.4%	32.8%	57.6%
	CY2017E	29.5%	45.9%	80.6%
	CY2018E	32.2%	33.6%	58.9%
Net Income (2)	CY2013A	N/A	N/A	N/A
	CY2014A	25.1%	71.3%	125.2%
	CY2015E	31.3%	37.4%	65.6%
	CY2016E	27.6%	55.5%	97.4%
	CY2017E	30.1%	42.9%	75.3%
	CY2018E	37.5%	14.6%	25.5%

(1)	Free Cash Flow figures for Globe for CY2013A and CY2014A were negative or de minimis.
(2)	Net Income figures for Globe for CY2013A were negative.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Globe or FerroAtlántica or the contemplated Business Combination.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Globe Board as to the fairness from a financial point of view of the Exchange Ratio pursuant to the Business Combination Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Globe, FerroAtlántica, Grupo VM, Holdco, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The Exchange Ratio was determined through arm’s-length negotiations between Globe and FerroAtlántica and was approved by the Globe Board. Goldman Sachs provided advice to Globe during these negotiations. Goldman Sachs did not, however, recommend any specific exchange ratio to Globe or its board of directors or that any specific exchange ratio constituted the only appropriate exchange ratio for the Business Combination.

As described above, Goldman Sachs’ opinion to the Globe Board was one of many factors taken into consideration by the Globe Board in making its determination to approve the Business Combination Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex G.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Globe, FerroAtlántica, Grupo VM, any of their respective affiliates and third parties or any currency or commodity that may be involved in the transactions contemplated by the Agreement. Goldman Sachs acted as financial advisor to Globe in connection with, and participated in certain of the negotiations leading to, the Business Combination. Goldman Sachs also has provided certain financial advisory and/or underwriting services to Grupo VM and/or its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as joint book runner with respect to a follow-on public offering of 210,000,000 shares of common stock (“OHL Mexico Shares”) of OHL Mexico S.A.B. de C.V. (“OHL Mexico”), of which Grupo VM is a controlling shareholder, in June 2013; as sole book runner with respect to a public offering of 5.95% Senior Secured Notes due 2035 (aggregate principal amount $1,600,000,000) and Zero Coupon Senior Secured Notes due 2046 (aggregate principal amount $2,100,000,000) of Concesionaria Mexiquense, S.A. de C.V. (“Conmex”), a wholly owned subsidiary of OHL Mexico, in December 2013; as initial creditor and administrative agent with respect to Conmex’s bank loan due 2027 (aggregate principal amount Mexican peso $6,500,000,000) in December 2013; and

as co-lead manager with respect to a follow-on public offering of 130,000,000 OHL Mexico Shares in November 2014. During the two-year period ended February 23, 2015, the Investment Banking Division of Goldman Sachs has received aggregate compensation for financial advisory and/or underwriting services provided to Grupo VM and/or its affiliates of approximately $5,800,000. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to Globe, FerroAtlántica, Grupo VM, Holdco and their respective affiliates for which the Investment Banking Division of Goldman Sachs may receive compensation.

The Globe Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Business Combination. Pursuant to a letter agreement dated February 22, 2015, Globe engaged Goldman Sachs to act as its financial advisor in connection with the Business Combination. Pursuant to the terms of this engagement letter, Globe has agreed to pay Goldman Sachs a transaction fee of $6,000,000, provided that Globe may determine to increase such fee by up to $3,000,000 at its discretion, all of which is payable upon consummation of the Business Combination. In addition, Globe has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

May 5, 2015 Written Confirmation Delivered to Globe Board. Since the date on which the Globe Board approved the Business Combination Agreement, Globe management concluded that $16.0 million of the estimated Financial Synergies in 2016 will not be realized due to the timing to implement the planned tax-efficient global platform for the combined company. This timing change does not impact management’s estimates for Financial Synergies for calendar years 2017 through 2020. The Globe Board requested that Goldman Sachs confirm that, had Goldman Sachs performed its financial analyses set forth in the presentation to the Globe Board on February 22, 2015 (the “Presentation”) on the basis of the Synergies, as updated by Globe in writing to Goldman Sachs to remove $16.0 million of the estimated Financial Synergies in 2016 (the “Updated Synergies”), there would have been no change to the conclusion set forth in the written opinion of Goldman Sachs. In that regard, Goldman Sachs assumed with the consent of the Globe Board that, other than the update by Globe of the Synergies to reflect the Updated Synergies, the Forecasts, including the Synergies, remain unchanged. In addition, Goldman Sachs assumed with the consent of the Globe Board that the Forecasts, including the Synergies as revised to reflect the Updated Synergies, have been reasonably prepared on a basis reflecting the best estimates and judgments of Globe’s management available as of February 23, 2015. Goldman Sachs’ written confirmation letter to the Globe Board does not address any circumstances, developments or events occurring after February 23, 2015, which is the date of the written opinion of Goldman Sachs, and Goldman Sachs’ opinion set forth in its written opinion letter was provided only as of such date. Based upon and subject to the foregoing, Goldman Sachs confirmed to the Globe Board that, had Goldman Sachs performed its financial analyses set forth in the Presentation on the basis of the Synergies as revised to reflect the Updated Synergies, there would have been no change to the conclusion set forth in the written opinion of Goldman Sachs.

THE BUSINESS COMBINATION AGREEMENT

This section of this proxy statement/prospectus describes the material terms of the Business Combination Agreement. The description in this section and elsewhere in this proxy statement/prospectus does not purport to be complete and is subject to, and qualified in its entirety by reference to, the complete text of the Business Combination Agreement. The following summary must be read in conjunction with the Business Combination Agreement, a copy of which is attached as Annex A to this document and is incorporated herein by reference. This summary may not contain all of the information about the Business Combination Agreement that is important to you. You are urged to read the full text of the Business Combination Agreement as it is the principal document that governs the terms of the Business Combination. It is not intended to provide any other factual information about Globe or FerroAtlántica. Such information can be found elsewhere in this proxy statement/prospectus and in the other public filings Globe makes with the SEC, which are available without charge at www.sec.gov.

Structure of the Business Combination

Globe and FerroAtlántica have agreed to combine their businesses under Holdco, a newly formed holding company organized in the United Kingdom. The Business Combination will be effected in the following two principal transaction steps. First, Holdco will acquire from Grupo VM all of the issued and outstanding ordinary shares, par value €1,000 per share, of FerroAtlántica in exchange for 98,078,161 Holdco Class A Shares, which will result in FerroAtlántica becoming a wholly-owned subsidiary of Holdco. After consummation of the FerroAtlántica Stock Exchange, Globe Merger Sub will merge with and into Globe, with Globe surviving the merger as a wholly-owned subsidiary of Holdco. The Globe Merger is conditioned upon the completion of the FerroAtlántica Stock Exchange. Subject to the Business Combination Agreement, at the completion of the Globe Merger, each Globe Share will be converted into the right to receive one Holdco Ordinary Share.

The closing of the Business Combination will take place as soon as practicable and, in any event, within three business days after the satisfaction or waiver of the conditions contained in the Business Combination Agreement, which are described under “—Conditions to Completing the Business Combination,” or at such other place, time and date as Globe and FerroAtlántica may mutually agree (the date and time on which the closing occurs, the “Closing Date”).

The FerroAtlántica Stock Exchange

At the closing and prior to the Effective Time, in consideration for the FerroAtlántica Shares, Holdco will issue and deliver 98,078,161 newly issued Holdco Class A Shares to Grupo VM. In certain circumstances, Grupo VM may be required to make additional cash contributions to FerroAtlántica (prior to the completion of the Business Combination) or Holdco (after completion of the Business Combination) based upon FerroAtlántica’s net debt at the closing of the Business Combination. We refer to these additional cash contributions as the “Grupo VM Adjustment”.

Grupo VM Adjustment

Prior to the Completion of the Business Combination

At least ten business days prior to the expected Closing Date (and not more than 15 business days prior to the Closing Date), FerroAtlántica will prepare in good faith and deliver to Globe a statement setting forth in reasonable detail a calculation of FerroAtlántica’s estimated closing net debt and the amount, if any, by which FerroAtlántica’s estimated closing net debt exceeds €351,000,000 (the “Estimated Grupo VM Adjustment”). Within three business days of receiving the statement, Globe has the right to object to the amounts contained in the statement. FerroAtlántica must consider such objections, if any, in good faith and reissue the statement within two business days.

At the closing and prior to the Effective Time, Grupo VM is required to pay to FerroAtlántica as a capital contribution an amount in cash equal to the Estimated Grupo VM Adjustment. However, if the amount equal to 10% of the nominal share capital of Holdco at the time the FerroAtlántica Stock Exchange is completed (the “Adjustment Threshold”) is less than the Estimated Grupo VM Adjustment, then Grupo VM may elect to instead contribute to FerroAtlántica an amount equal to the Adjustment Threshold (the election to contribute such lesser amount, the “Adjustment Threshold Election”). This additional capital contribution, if any, will be made by wire transfer of immediately available funds to an account designated by FerroAtlántica.

For purposes of the Business Combination Agreement, “closing net debt” is defined as FerroAtlántica’s Net Debt as of the close of business on the business day immediately preceding the Closing Date, and FerroAtlántica’s “Net Debt” is defined as an amount equal to FerroAtlántica’s debt minus the sum of (i) FerroAtlántica’s cash and cash equivalents; (ii) out of pocket expenses previously paid (before the Closing Date) by FerroAtlántica or Grupo VM in connection with the Business Combination Agreement; and (iii) all dividends paid in compliance with clause (iv) of the definition of Permitted Leakage (for the definition of “Permitted Leakage” see “—Covenants—Leakage”, beginning on page 110 of this proxy statement/prospectus). FerroAtlántica’s “debt” is defined as (a) any indebtedness for borrowed money, (b) any liability or obligation evidenced by any note, bond, debenture, mortgage, indenture or other similar instrument or debt security, (c) any obligation under capitalized leases, (d) any reimbursement obligations under drawn letters of credit or similar arrangements, (e) any liability or obligation arising out of interest rate hedge, swap, derivative or similar arrangements, (f) any liability or obligation for accrued but unpaid interest and prepayment penalties, expenses, breakage fees, costs, make whole payments or premiums with respect to any liability or obligation of a type described in clauses (a) through (e) and (g) any liability or obligation for guarantees (or other assurance against damages or liens against assets) with respect to any liability or obligation of a type described in clauses (a) through (f), determined on a consolidated basis.

After the Completion of the Business Combination

As promptly as practicable following the Closing Date (but in any event within 90 days of the Closing Date), Holdco will prepare in good faith and deliver to Grupo VM a closing statement setting forth in reasonable detail a calculation of FerroAtlántica’s closing net debt amount and the amount, if any, by which FerroAtlántica’s closing net debt exceeds €351,000,000 (the “Final Grupo VM Adjustment”). The closing statement will become final on the 30th day following Grupo VM’s receipt of the closing statement, except if on or prior to the 30th day, Grupo VM notifies Holdco of any disputed items in the closing statement. In the event of a dispute, both parties will work together in good faith for a period of 30 days to resolve any disputed items and revise the closing statement to the extent they are able to reach an agreement.

If Grupo VM and Holdco are unable to resolve all disputed items during the 30-day period, then, at the request of either party, Grupo VM and Holdco will jointly engage and submit the unresolved disputed items to an independent accountant, who will be responsible for providing a final resolution within 30 days.

If the Final Grupo VM Adjustment (x) exceeds the Estimated Grupo VM Adjustment (or Adjustment Threshold), then within five business days, Grupo VM will pay to Holdco, as additional consideration for the Holdco Class A Shares, an amount in cash equal to such excess or (y) is less than the Estimated Grupo VM Adjustment (or Adjustment Threshold if Grupo VM made the Adjustment Threshold Election), then within five business days, Holdco will pay to Grupo VM, as additional consideration for the FerroAtlántica Shares, an amount in cash equal to such deficiency. Payment will be made by wire transfer of immediately available funds to the account designated by Holdco or Grupo VM, as applicable.

The Globe Merger

After completion of the FerroAtlántica Stock Exchange and in accordance with the DGCL, Globe Merger Sub will merge with and into Globe, with Globe surviving the merger as a wholly-owned subsidiary of Holdco. The Globe Merger is conditioned upon the completion of the FerroAtlántica Stock Exchange.

As provided under the DGCL, Globe as the surviving corporation of the Globe Merger will possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities and duties of Globe and Globe Merger Sub. The name of the surviving corporation immediately after the Effective Time will be “Globe

Specialty Metals, Inc.” At the Effective Time, the certificate of incorporation of the surviving corporation will be amended and restated in its entirety, and the bylaws of the surviving corporation will be amended and restated to be identical to the bylaws of Globe Merger Sub.

Globe Merger Consideration and Exchange Ratio

Subject to the Business Combination Agreement, at the completion of the Globe Merger, each outstanding share of common stock, par value $0.0001 per share, of Globe, will be converted into the right to receive one newly issued ordinary share, nominal value of $7.50 per share, of Holdco. The Holdco Ordinary Shares to be newly issued upon the conversion of the Globe Shares are referred to herein as the “Merger Consideration”.

All Globe Shares that are owned by Globe, Holdco or Globe Merger Sub immediately prior to the completion of the Globe Merger, which we refer to as “Excluded Globe Shares”, will be cancelled and no consideration will be delivered in exchange therefor.

Certain Adjustments to Globe Shares

If, from the date of the Business Combination Agreement until the Effective Time, the Globe Shares change into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment, or other similar transaction, or a stock dividend or stock distribution is declared with a record date within that period, the Merger Consideration and the Exchange Ratio, and any other similarly dependent items, will be equitably adjusted to provide the holders of Globe Shares the same economic effect as contemplated by the Business Combination Agreement prior to such event.

Withholding

Each of Holdco, Globe and the exchange agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Business Combination Agreement, such amounts, if any, as it is required to deduct and withhold under any applicable United States federal, state, local or foreign tax law and the rules and regulations promulgated thereunder. Any amount so withheld or deducted will be treated for all purposes of the Business Combination Agreement as having been paid to the recipient of the payment in respect of which such deduction and withholding was made.

Exchange of Globe Shares

At or prior to the Effective Time, Holdco will appoint an internationally recognized financial institution reasonably acceptable to Globe to act as exchange agent under the Business Combination Agreement. At or prior to the Effective Time, Holdco will deliver to the exchange agent, for the benefit of the holders of Globe Shares (other than the Excluded Globe Shares), the full number of Holdco Ordinary Shares issuable in the Globe Merger.

Certificates

As soon as practicable after the Effective Time, Holdco will cause the exchange agent to mail to each holder of record of the Globe Shares represented by certificates a letter of transmittal and instructions describing how such holder may exchange its Globe Shares for the Merger Consideration.

Upon surrender of a certificate (or an affidavit of loss in lieu thereof) for cancellation to the exchange agent and delivery of a duly executed letter of transmittal in proper form, the record holder of the Globe Shares will be entitled to receive the Merger Consideration. No interest will be paid or accrue on any cash payable upon surrender of a certificate representing the Globe Shares.

Book-Entry Shares

No holder of Globe Shares held in book-entry form (the “Globe Book-Entry Shares”) is required to deliver a certificate or, in the case of holders of Globe Book-Entry Shares held though The Depositary Trust Company, an executed letter of transmittal, to the exchange agent to receive the Merger Consideration. Each holder of record of Globe Book-Entry Shares held through The Depositary Trust Company will automatically be entitled to receive the Merger Consideration and the Globe Book-Entry Shares will then be cancelled. For Globe Book-Entry Shares not held through The Depositary Trust Company, the exchange agent will mail an appropriate and customary letter of transmittal and instructions for returning the letter of transmittal in exchange for the Merger Consideration. No interest will be paid or accrue on any amount payable upon surrender of any Globe Book-Entry Shares.

Transfer Books

At the Effective Time, the stock transfer books of Globe will be closed and thereafter there will be no further registration of transfers of the Globe Shares on the records of Globe.

Lost, Stolen or Destroyed Certificates.

If any certificate representing Globe Shares has been lost, stolen or destroyed, the exchange agent will issue the Merger Consideration upon the making of an affidavit by the holder claiming such certificate to be lost, stolen or destroyed and, if required by the exchange agent or Holdco in its reasonable discretion, the posting by such person of a bond in an amount as it may reasonably direct as indemnity against any claim with respect to such certificate.

Globe Stock Options and Stock-Based Awards

Globe Stock Options

At the Effective Time, each Globe Stock Option granted under the Globe Equity Plans that is outstanding and unexercised, whether or not then vested or exercisable, will be converted into a Holdco Stock Option. Each Holdco Stock Option as so converted will be an option to acquire that number of Holdco Ordinary Shares equal to the product of (i) the number of Globe Shares subject to the Globe Stock Option and (ii) the Exchange Ratio, at an exercise price per Holdco Ordinary Share equal to the quotient obtained by dividing (x) the exercise price per Globe Share underlying such Globe Stock Option by (y) the Exchange Ratio.

Globe Restricted Stock Units

At the Effective Time, each Globe RSU that is outstanding, whether or not then vested, will be assumed by Holdco and will be converted into a Holdco RSU with respect to Holdco Ordinary Shares. Each Holdco RSU as so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the Globe RSU immediately prior to the effective time of the Globe Merger. Each Holdco RSU as so assumed and converted will be a restricted stock unit award for that number of Holdco Ordinary Shares equal to the product of (i) the number of Globe Shares underlying the Globe RSU multiplied by (ii) the Exchange Ratio.

Globe Stock Appreciation Rights

At the Effective Time, each Globe SAR that is outstanding, whether or not then vested, will be assumed by Holdco and will be converted into a Holdco SAR with respect to Holdco Ordinary Shares. Each Holdco SAR as so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the Globe SAR immediately prior to the Effective Time. Each Holdco SAR assumed and converted will be a stock appreciation award for that number of Holdco Ordinary Shares equal to the product of (i) the number of Globe Shares underlying the Globe SAR multiplied by (ii) the Exchange Ratio, at an exercise price per Holdco Ordinary Share equal to the quotient obtained by dividing (x) the exercise price per Globe Share underlying such Globe SAR by (y) the Exchange Ratio.

Globe Restricted Shares

At the Effective Time, each Globe Restricted Share that is outstanding, whether or not then vested, will be assumed by Holdco and will be converted into a Holdco Restricted Share. Each Holdco Restricted Share as so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the Globe Restricted Share immediately prior to the effective time of the Globe Merger.

Holdco Shares

The Holdco Ordinary Shares and the Holdco Class A Shares will have the same rights, powers and preferences, and vote together as a single class, except that the holders of the Holdco Ordinary Shares will have the right to receive the net proceeds, if any, of the representations and warranties insurance policy to be purchased by Holdco in connection with the Business Combination, which is described in further detail under “—Covenants—R&W Insurance Policy”.

Holdco Share Capital Reduction

Each Holdco Share immediately following the FerroAtlántica Stock Exchange and the Globe Merger will have a nominal value of $7.50. Globe and Grupo VM agree to use all reasonable endeavors to cause the nominal share capital of each Holdco Share to be reduced, as soon as practicable, after the payment in respect of the Final Grupo VM Adjustment, if any, to an amount to be agreed between Globe and Grupo VM, including taking all steps practicable prior to the closing to effect such reduction promptly following the closing.

Governance and Management of Holdco

Upon completion of the Business Combination, Holdco will have a board of directors (the “Holdco Board”) consisting of nine directors with four directors to be designated by the Globe Board from among its current members and five directors to be designated by Grupo VM. Alan Kestenbaum, who is currently Executive Chairman of Globe, will be appointed as executive chairman of the Holdco Board and as one of the Globe designees. The removal of the executive chairman without cause or the appointment or election of a replacement executive chairman before the third anniversary of closing or the Sunset Date, whichever is earlier, will require the approval of two-thirds of the entire Holdco Board. Grupo VM is entitled to designate one of the Grupo VM designees as executive vice-chairman of the Holdco Board. At least one of the Grupo VM designees and at least three of the Globe designees are required to qualify as “independent directors”, as such term is defined in the NASDAQ stock market rules and applicable law. At the Effective Time, the Holdco Board will constitute the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee, each of which will consist of three members of the Holdco Board. The audit committee and the Compensation Committee will contain two Grupo VM designees and one Globe designee, while two independent Globe designees will constitute a majority of the Nominating and Corporate Governance Committee, in each case subject to the NASDAQ stock market rules, applicable law, the Holdco Articles, the Grupo VM Shareholder Agreement and the AK Shareholder Agreement.

After the completion of the Business Combination, Mr. Jeff Bradley, current CEO of Globe, and Mr. Pedro Larrea Paguaga, current Chairman and CEO of FerroAtlántica, will act as co-Chief Executive Officers of Holdco. Prior to the completion of the Business Combination, the Holdco Board is expected to adopt a resolution providing for the appointments of certain other members of management of Holdco and the establishment of the responsibilities of the executive chairman and executive vice chairman of the Holdco Board. The remaining Holdco senior management team has not yet been determined, but it is expected that the senior management will be comprised of Globe and FerroAtlántica officers.

Post-Business Combination Governing Documents and Additional Matters Concerning Holdco

Prior to the Effective Time, Grupo VM, as sole shareholder of Holdco, will adopt the Holdco Articles substantially in the form set forth in Annex F to this proxy statement/prospectus, to be in effect as of the Effective Time.

After the Business Combination, Holdco will serve as the parent company for the combined businesses of Globe and FerroAtlántica. Current U.K. tax law provides that Holdco will be regarded as being a U.K. tax resident since incorporation. Following completion of the Business Combination, Holdco intends to remain tax resident in the U.K. and should be treated as such unless (a) it were concurrently resident of another jurisdiction (applying the tax residence rules of that jurisdiction) that has a double tax treaty with the U.K. and (b) there is a tiebreaker provision or other procedure in that tax treaty which allocates or determines exclusive residence to that other jurisdiction. As a U.K. tax resident, Holdco should generally be entitled to rely on the U.K.’s double tax treaty with Spain. Also, if Holdco fulfills certain limitation on benefits requirements, Holdco should generally be entitled to rely on the U.K.’s double tax treaty with the U.S. The Holdco group will have executive offices in London, U.K., Miami, Florida and Madrid, Spain, and other appropriate offices in various locations consistent with its business needs. Holdco intends to continue to be, and to take all actions necessary to remain, tax resident in the United Kingdom. Prior to completion of the Business Combination, the name of Holdco will be changed to “Ferroglobe PLC”.

As a condition to the closing, each of Grupo VM and Alan Kestenbaum and certain of his affiliates, will enter into separate shareholders agreements with Holdco to provide for certain rights and obligations with respect to each of their Holdco Class A Shares, in the case of Grupo VM (the “Grupo VM Shareholder Agreement”) and Holdco Ordinary Shares, in the case of Mr. Kestenbaum and certain of his affiliates (the “AK Shareholder Agreement”), which is described in further detail under “Grupo VM Shareholder Agreement” and “AK Shareholder Agreement” beginning on pages 120 and 125, respectively, of this proxy statement/prospectus.

As a condition to the closing, each of Grupo VM and Alan Kestenbaum (and certain of his affiliates), will enter into a registration rights agreement with Holdco (the “Registration Rights Agreement”), which is described in further detail under “Registration Rights Agreement” beginning on page 126 of this proxy statement/prospectus.

In connection with the Business Combination, the Holdco Board will form a three-member committee composed of two independent Globe designees and one independent Grupo VM designee (the “BCA Special Committee”). The BCA Special Committee will have responsibility for the administration of the post-closing net debt adjustment process and procedures on behalf of Holdco, the evaluation of potential claims for losses and enforcement of the indemnification rights of Holdco set forth in the Business Combination Agreement and the exercise or waiver of any of Holdco’s rights, benefits or remedies under the Business Combination Agreement. Grupo VM will deal exclusively with the BCA Special Committee on all these matters, and the BCA Special Committee will solely represent Holdco and act on behalf of Holdco and its shareholders other than Grupo VM.

Representations and Warranties

The Business Combination Agreement contains representations and warranties that Globe, FerroAtlántica, Grupo VM, Globe Merger Sub and Holdco have made to each other as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Business Combination Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules delivered in connection with the execution of the Business Combination Agreement. While the parties do not believe that these disclosure schedules contain information required to be publicly disclosed under applicable securities laws (other than information that has already been so disclosed), the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Business Combination Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about the parties because they were made as of specific dates, may be intended merely as risk allocation mechanisms among the parties and are modified in important part by the confidential disclosure schedules.

The Business Combination Agreement includes representations and warranties of Globe and FerroAtlántica to each other and the other parties with respect to the following:

•	organization, existence, good standing, qualification to do business and corporate or other legal power;

•	capitalization;

•	power and authorization to authorize, execute, deliver and perform the obligations under the Business Combination Agreement and to consummate the Business Combination;

•	enforceability of the Business Combination Agreement;

•	no takeover, anti-takeover, business combination or similar law applies to the Business Combination;

•	absence of conflicts with governance documents, laws, orders, contracts and permits;

•	required consents, approvals, authorizations or permits of, or filings or registrations with or notifications to, governmental entities;

•	in the case of Globe, SEC filings and compliance with the Securities Act, the Exchange Act and the Sarbanes-Oxley Act;

•	compliance with GAAP and IFRS, as applicable;

•	internal controls over financial reporting and, with respect to Globe, disclosure controls and procedures;

•	absence of undisclosed liabilities;

•	absence of certain changes, events, and material adverse effects since September 30, 2014 through February 23, 2015;

•	accuracy of information supplied in connection with this Form F-4 and the proxy statement/prospectus;

•	legal proceedings;

•	compliance with laws and required permits;

•	employee benefit plans and labor matters;

•	environmental matters;

•	title to and sufficiency of assets;

•	real property and mining interests;

•	tax matters;

•	material contracts;

•	intellectual property matters;

•	insurance matters;

•	customers and suppliers;

•	related party transactions;

•	in the case of Globe, opinion of its financial advisor;

•	broker’s fees;

•	in the case of Globe, absence of ownership of any equity interests in FerroAtlántica or Grupo VM; and

•	in the case of FerroAtlántica, no Leakage other than Permitted Leakage (for the definition of “Leakage” and “Permitted Leakage,” see “—Covenants—Leakage”, beginning on page 110 of this proxy statement/prospectus).

Grupo VM also made certain representations and warranties in relation to the following:

•	organization, existence, good standing, qualification to do business and corporate or other legal power;

•	power and authorization to authorize, execute, deliver and perform the obligations under the Business Combination Agreement and to consummate the Business Combination;

•	enforceability of the Business Combination Agreement;

•	absence of conflicts with governance documents, laws, orders, contracts and permits;

•	required consents, approvals, authorizations or permits of, or filings or registrations with or notifications to, governmental entities;

•	title to FerroAtlántica shares;

•	legal proceedings;

•	broker’s fees;

•	tax matters;

•	purchase for own account; and

•	absence of ownership of equity interests in Globe.

Holdco and Globe Merger Sub also made certain additional representations and in relation to the following:

•	organization, existence and good standing;

•	capitalization;

•	power and authorization to authorize, execute, deliver and perform the obligations under the Business Combination Agreement and to consummate the Business Combination;

•	absence of any conflicts with governance documents, laws, orders, contracts or permits;

•	required consents, approvals, authorizations or permits of, or filings or registrations with or notifications to, governmental entities;

•	legal proceedings;

•	tax matters; and

•	broker’s fees.

Many of the representations and warranties in the Business Combination Agreement are qualified by a “materiality” or “material adverse effect” standard. Subject to certain exclusions (which are summarized below), for purposes of the Business Combination Agreement, a material adverse effect means, when used in reference to Globe or FerroAtlántica, any change, event, development, condition, occurrence or effect that, when considered either individually or in the aggregate with all other effects, is or would reasonably be expected to be materially adverse to the business, financial condition, or results of operations of Globe and its subsidiaries taken as a whole or FerroAtlántica and its subsidiaries taken as a whole, respectively; provided, however, that none of the following effects will be deemed either alone or in combination to constitute, or be taken into account (other than as described below) in determining whether there has been or will be, a material adverse effect on the applicable company:

•	any changes resulting from general market, economic, financial, capital markets or political or regulatory conditions;

•	any change of law or GAAP (in the case of Globe) or IFRS (in the case of FerroAtlántica) or interpretation thereof (including with respect to taxes);

•	any changes resulting from any act of terrorism, war, national or international calamity, or any worsening thereof;

•	any changes affecting the industries in which the applicable company and its subsidiaries conduct their businesses;

•	any changes resulting from the announcement or pendency of the Business Combination, including any loss of employees or customers, any cancellation of or delay in customer orders or any disruption in or termination of customer, supplier, distributor or similar business relationships or partnerships resulting from the Business Combination;

•	in the case of a Globe material adverse effect, changes in Globe’s stock price or the trading volume of Globe’s stock;

•	any changes or effects resulting from any action required to be taken by the terms of the Business Combination Agreement;

•	the failure to meet internal or analysts’ expectations, projections or results of operations; or

•	any suit, action, proceeding, arbitration, mediation, audit, hearing, inquiry or investigation involving any governmental entity arising from or relating to the Business Combination.

Any effect referred to in the first four bullets above may be taken into account in determining whether there has been a material adverse effect to the extent that such effect has a disproportionate impact on the applicable company and its subsidiaries, taken as a whole, as compared to other participants in the industries in which such company and its subsidiaries conduct their businesses, in which case only the incremental disproportionate impact may be taken into account.

The representation and warranties of Globe, Holdco and Globe Merger Sub do not survive the effective time of the Globe Merger and only those representations and warranties of Grupo VM and FerroAtlántica that are the subject of indemnities will survive the Effective Time.

Covenants

Conduct of Business Pending the Business Combination

In the Business Combination Agreement, Globe and FerroAtlántica have each agreed that until the effective time of the Globe Merger, subject to certain specified exceptions, and unless the other party consents in writing (which consent will not be unreasonably withheld or delayed), they and their respective subsidiaries will:

•	conduct their operations in the ordinary course of business consistent with past practice;

•	use commercially reasonable efforts to keep available the services of their current officers, employees and consultants and to preserve the goodwill and current relationships with customers, suppliers and other persons having meaningful business relations; and

•	use commercially reasonable efforts to preserve intact their business organization and comply with all applicable law.

In addition, each of Globe and FerroAtlántica has agreed that until the effective time of the Globe Merger, it and its respective subsidiaries will not do any of the following without the prior written consent of the other party (which consent will not be unreasonably withheld or delayed):

•	amend or change its organizational or governing documents;

•	issue, sell, pledge, dispose of, or encumber any shares of capital stock of, or other equity interests in, the applicable company or any of its subsidiaries, other than:

•	in the case of Globe (i) the issuance of Globe Shares upon the exercise or settlement of Globe Stock Options or Globe RSUs outstanding, (ii) the issuance of Globe Stock Options, Globe RSUs or Globe SARs pursuant to the terms of any employment agreement or offer letter outstanding, (iii) annual director grants in the ordinary course of business consistent with past practice, and (iv) replacement on substantially similar terms of existing liens on the shares of capital stock or other equity interests of any subsidiary of Globe; or

•	in the case of FerroAtlántica, replacement on substantially similar terms of existing liens on the shares of capital stock or other equity interests of any subsidiary of FerroAtlántica;

•	sell, pledge, dispose of, transfer, lease, license, guarantee or encumber any of its or its subsidiaries’ material property or assets, except pursuant to existing contracts or the sale or purchase of goods in the ordinary course of business consistent with past practice;

•	sell, assign, transfer, license, abandon, place in the public domain, permit to lapse or otherwise dispose of any of its material intellectual property, except pursuant to the terms of existing contracts or the non-exclusive licensing of any such intellectual property in the ordinary course of business consistent with past practice;

•	declare, set aside, make or pay any dividend, other than:

•	in the case of Globe, regular quarterly cash dividends declared and paid by Globe in an amount not to exceed $0.08 per Globe Share in each quarter in calendar year 2015 and $0.085 per Globe Share in each quarter in calendar year 2016;

•	in the case of FerroAtlántica, the payment of cash dividends by FerroAtlántica to Grupo VM not to exceed €5,000,000 for each complete calendar quarter in the period beginning on January 1, 2015 through the closing, subject to certain limitations;

•	in the case of Globe and FerroAtlántica, dividends paid by a wholly-owned subsidiary to the applicable company or another wholly-owned Subsidiary of the applicable company;

•	reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, any of its capital stock or other equity interests;

•	merge or consolidate itself or any of its subsidiaries with any person or adopt a plan of liquidation or resolutions providing for a liquidation, dissolution, restructuring, recapitalization or other reorganization of itself or any of its subsidiaries, other than immaterial internal reorganizations made in the ordinary course of business consistent with past practice;

•	acquire (including by merger, consolidation, or acquisition of shares or assets) any interest in any person or any material assets thereof, other than (i) in the ordinary course of business consistent with past practice, and (ii) acquisitions with a purchase price not to exceed $20 million individually;

•	in the case of FerroAtlántica, acquire any equity interest in Globe or any of Globe’s affiliates;

•	incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse the obligations of any person (other than a wholly-owned subsidiary) for borrowed money, except for (i) borrowings under its existing credit facilities (or also under Grupo VM’s existing credit facilities in the case of FerroAtlántica) (in the case of Globe, in the ordinary course of business) or issuances of commercial paper for working capital, (ii) indebtedness to fund acquisitions permitted by the Business Combination Agreement, and (iii) general corporate purposes in the ordinary course of business consistent with past practice;

•	make any loans, advances or capital contributions to, or investments in, any other person (other than any wholly-owned subsidiary) in excess of $20 million individually, except as required by existing contracts;

•	terminate, cancel, or request or agree to any material change in or waiver under any material contract, or enter into or amend any material contract other than in the ordinary course of business consistent with past practice;

•	make or authorize any capital expenditure in excess of its capital expenditure budget as disclosed to the other party, other than (i) capital expenditures reasonably expected to be recovered under existing insurance policies and (ii) capital expenditures that are not, in the aggregate, in excess of $5 million;

•

except (i) to the extent required by applicable law, the existing terms of any benefit plan or existing contractual commitments with respect to severance or termination pay or (ii) only in the case of any employee who is not a director or executive officer, in the ordinary course of business consistent with past practice: (w) increase the compensation or benefits payable to its directors, officers or employees; (x) grant any rights to severance, termination pay, bonus or other benefits or payments to, or enter into any employment, consulting, change in control, retention, severance or termination agreement with, any director, officer or employee of the applicable company or its subsidiaries, or establish, adopt, enter into or amend any company benefit plan or collective bargaining agreement or other contract with any labor union or labor organization, except to the extent required by the terms of, or in replacement on not materially worse than existing terms and conditions of, a collective bargaining agreement in existence on the date of the Business Combination Agreement; (y) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any company benefit plan; or (z) terminate the employment of any officer other than for cause;

•	forgive any loans to directors, officers, employees or any of their respective affiliates;

•	pay, discharge or satisfy any material claims, liabilities or obligations, except in accordance with their terms or in the ordinary course of business consistent with past practice;

•	take certain actions with respect to tax matters or make changes to its financial accounting principles, policies or practices;

•	waive, release, assign, settle or compromise any material claims or rights held by the applicable company or any of its subsidiaries, except in the ordinary course of business consistent with past practice;

•	compromise, settle or agree to settle any proceeding (including any proceeding relating to the Business Combination Agreement or the Business Combination) other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of monetary damages not in excess of $5 million individually or $10 million in the aggregate, without the imposition of equitable relief on, or the admission of wrongdoing by, the applicable company or any of its subsidiaries;

•	write up, write down or write off the book value of any assets, in the aggregate, in excess of $10 million, other than regular depreciation, regular amortization or as determined by its auditors;

•	in the case of FerroAtlántica, take certain actions with the intent to artificially affect the calculation of FerroAtlántica’s net debt; or

•	authorize or enter into any contract or otherwise make any commitment to do any of the foregoing.

No Solicitation of Transactions

Under the Business Combination Agreement, Globe agreed to cease any discussions or negotiations with any person with respect to any Competing Proposal (as defined below). Globe further agreed that, until the effective time of the Globe Merger, it would not, and would cause its subsidiaries not to, and use commercially reasonable efforts to cause its representatives not to:

•	solicit, initiate or knowingly encourage (including by way of furnishing non-public information), or take any other action intended to facilitate the making of any proposal which constitutes, or would reasonably be expected to lead to, a Competing Proposal; or

•	engage in discussions or negotiations with respect to a Competing Proposal;

provided, however, that (i) Globe may ascertain facts from a third party making a Competing Proposal for the sole purpose of the Globe Board informing itself about the terms of the Competing Proposal and the third party that made it and (ii) if, prior to the adoption of the Business Combination Agreement by the Globe Shareholders and following receipt of a Competing Proposal that is or would reasonably be expected to lead to a Superior Proposal (as defined below), the Globe Board determines in good faith (after consultation with outside legal counsel) that a failure to take action with respect to the Competing Proposal, as applicable, would be inconsistent with its fiduciary duties under applicable law, Globe may:

•	furnish information with respect to Globe to such third party (provided that all such information has previously been or concurrently is provided to FerroAtlántica); and

•	engage in discussions or negotiations with such third party regarding the Competing Proposal.

Globe further agreed that, until the effective time of the Globe Merger, it would not, and would cause its subsidiaries not to, and use commercially reasonable efforts to cause its representatives not to:

•	approve, endorse, recommend or enter into, or publicly propose to approve, endorse, recommend or enter into, any letter of intent, memorandum of understanding, merger agreement or similar definitive agreement with respect to any Competing Proposal (an “Alternative Acquisition Agreement”);

•	take any action to make the provisions of any takeover statute inapplicable to any transactions contemplated by a Competing Proposal;

•	terminate, amend, release, modify or knowingly fail to enforce any provision of, or grant any permission, waiver or request under, any standstill agreement entered into by the applicable party in respect of or in contemplation of a Competing Proposal (other than to the extent the Globe Board determines in good faith after consultation with its outside legal counsel, that failure to take any of such actions would be inconsistent with its fiduciary duties under applicable law); or

•	publicly propose to do any of the foregoing.

Change of Recommendation or Termination of Business Combination Agreement for Superior Proposal

Prior to the adoption of the Business Combination Agreement by the Globe Shareholders, the Globe Board may change, withdraw or modify in a manner adverse to FerroAtlántica, its recommendation of the Business Combination to the Globe Shareholders (a “ Globe Adverse Recommendation Change”), only (a) if the Globe Board determines in good faith, after consultation with its outside legal counsel and financial advisor, that the failure to make a Globe Adverse Recommendation Change would be inconsistent with its fiduciary duties under applicable law or (b) as described in the paragraph below.

Furthermore, prior to the adoption of the Business Combination Agreement by the Globe Shareholders, the Globe Board may, in response to any bona fide written Competing Proposal, make a Globe Adverse Recommendation Change or terminate the Business Combination Agreement to enter into an Alternative Acquisition Agreement or both, if the Globe Board has determined in good faith, after consultation with Globe’s outside financial advisors and outside legal counsel that such Competing Proposal constitutes a Superior Proposal; provided, however, that Globe must not make a Globe Adverse Recommendation Change in connection with a Competing Proposal until after the 48 hours immediately following FerroAtlántica’s receipt of written notice (a “Globe Notice of Recommendation Change”) from Globe advising FerroAtlántica that the Globe Board intends to make a Globe Adverse Recommendation Change and specifying the reasons, including the terms and conditions of any Competing Proposal. In determining whether to make a Globe Adverse Recommendation Change, the Globe Board will take into account any changes to the terms of the Business Combination Agreement proposed by FerroAtlántica in response to a Globe Notice of Recommendation Change, and, if requested by FerroAtlántica, Globe will engage in good faith negotiations with FerroAtlántica regarding any changes to the terms of the Business Combination Agreement proposed by FerroAtlántica.

Globe has agreed that, promptly, and in any event no later than 48 hours, after it receives any Competing Proposal, or any request for discussions or negotiations regarding any Competing Proposal, Globe will notify FerroAtlántica of any of the foregoing occurrences, the identity of the party making the Competing Proposal and a copy of such Competing Proposal. Globe will keep FerroAtlántica reasonably informed of the status of any request or Competing Proposal, and any material developments with respect thereto. Without limiting the foregoing, Globe will promptly (and in any event within 48 hours) notify FerroAtlántica if it determines to begin providing information or to engage in discussions or negotiations concerning a Competing Proposal.

Throughout this proxy statement/ prospectus, a competing proposal (“Competing Proposal”) means (other than the Business Combination) any proposal from a third party relating to (A) a merger, reorganization, sale of all or substantially all of the assets, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation, joint venture or similar transaction involving Globe or any of its subsidiaries; (B) the acquisition (whether by merger, consolidation, equity investment, joint venture or otherwise) by any person of 20% or more of the consolidated assets of Globe and its subsidiaries; (C) the purchase or acquisition by any person of 20% or more of the Globe Shares; or (D) any purchase, acquisition, tender offer or exchange offer that, if consummated, would result in any person beneficially owning 20% or more of the Globe Shares.

Throughout this proxy statement/ prospectus, a superior proposal (“Superior Proposal”) means a bona fide written Competing Proposal (except the references therein to “20%” will be replaced by “50%”) made by a third party which, in the good faith judgment of the Globe Board, and after consultation with its outside financial and legal advisors, taking into account the various legal, financial and regulatory aspects of the Competing Proposal, (A) if accepted, is reasonably likely to be consummated, and (B) if consummated, would result in a transaction that is more favorable to Globe’s shareholders, from a financial point of view, than the Globe Merger and the other transactions contemplated by the Business Combination Agreement.

Regulatory Approvals

Each of the parties agree to use its reasonable best efforts to consummate and make effective the Business Combination as promptly as practicable, including using reasonable best efforts to accomplish the following:

•	obtain all necessary consents, approvals, or waivers from third parties, including any contract or permit to which any party or any of their respective subsidiaries may be bound;

•	obtain all necessary actions, waivers, consents, approvals and authorizations from governmental entities (including those in connection with the HSR Act and the other applicable competition laws), and make all necessary registrations, declarations and filings with and take all steps as may be necessary to obtain an approval or waiver from any governmental entity (including in connection with the HSR Act and the other applicable competition laws);

•	defend any proceedings challenging the Business Combination; and

•	execute and deliver any additional instruments necessary to consummate the Business Combination and fully to carry out the purposes of the Business Combination Agreement.

Each of FerroAtlántica and Globe agreed to make all filings required under the HSR Act and the other competition laws in Spain, Germany and South Africa with respect to the Business Combination as promptly as practicable and, in any event with respect to the HSR filing, within ten business days after the date of the Business Combination Agreement.

In connection with the receipt of any necessary approvals or clearances of a governmental entity, neither FerroAtlántica or Globe will be required or permitted to sell, hold separate, alter an ownership interest in assets or otherwise dispose of their assets or operations if such action would, individually or in the aggregate, reasonably be expected to result in a material and adverse effect on their business, results of operations, ability to operate in a manner consistent with past practice or financial condition (a “Party MAE”). The parties have agreed that a Party MAE will be deemed to exist if any divestiture or other disposition of all or a substantial part of any facility or its operations in North America or Western Europe is required for the necessary approval or clearance of a governmental entity.

Indemnification and Insurance of Directors and Officers

After the effective time of the Globe Merger, Holdco will, to the fullest extent permitted by law and to the same extent of the organizational documents and indemnification agreements of Globe and FerroAtlántica, indemnify and hold harmless (and advance any expenses incurred by), all past and present directors, officers and employees of Globe and FerroAtlántica and their respective subsidiaries, in each case, for acts or omissions occurring at or prior to the effective time of the Globe Merger (including for acts or omissions occurring in connection with the approval of the Business Combination Agreement and the consummation of the Business Combination). After the effective time of the Globe Merger, Holdco’s organizational documents will include provisions providing for the elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses to the fullest extent permitted by law.

For a period of six years after the effective time of the Globe Merger, Holdco will maintain the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Globe or substitute such policies on terms and conditions which are, in the aggregate, no less advantageous to the insured with respect to claims arising from facts or events that occurred on or before the effective time of the Globe Merger and subject to a cap of 250% of the annual premiums currently paid by Globe for such coverage on the date of the Business Combination Agreement. In the event the annual premiums necessary to provide the insurance coverage exceed 250% of the premium paid as of the date of the Business Combination Agreement, Holdco will obtain a policy with the greatest amount of coverage available for a cost not to exceed that amount. Holdco may, in lieu of maintaining the insurance coverage described above, purchase a six-year prepaid “tail” policy on terms no less advantageous to the insured than the current directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Globe.

Financing Matters

Prior to the Closing Date, Globe and FerroAtlántica will use commercially reasonable efforts (a) to obtain all necessary waivers or consents under any applicable credit or financing agreements, to the extent that the consummation of the Business Combination would result in a breach, default, or give rise to any notification or consent requirement or any right of termination, cancellation or acceleration of any obligation, or to loss of a material benefit under, terms or provisions of such agreements; (b) to refinance, renew or replace the indebtedness under such agreements on terms mutually agreeable to the parties; or (c) to ensure that sufficient cash is available for the prompt payment of any indebtedness under any such agreements. In addition, Globe and FerroAtlántica will use commercially reasonable efforts to cooperate to develop an optimal global financing structure for Holdco from and after the closing, and to reasonably cooperate in connection with the arrangement of such financing.
Leakage

Prior to the effective time of the Globe Merger, FerroAtlántica and its subsidiaries will not, authorize or enter into any contract that constitutes or would result in any “Leakage” other than “Permitted Leakage” as described in the Business Combination Agreement.

“Leakage” means (i) any dividend made by FerroAtlántica or its subsidiaries to Grupo VM or any of its affiliates, (ii) any redemption or purchase of capital stock or other equity interests by FerroAtlántica or its subsidiaries (other than FerroAtlántica or any of its wholly owned subsidiaries); (iii) any payments made by FerroAtlántica or its subsidiaries to or for the benefit of Grupo VM or any of its affiliates (other than FerroAtlántica or any of its wholly owned subsidiaries); (iv) any assets transferred to Grupo VM or any of its affiliates by FerroAtlántica or its subsidiaries; (v) any liability of Grupo VM or any of its affiliates (other than FerroAtlántica or any of its wholly owned subsidiaries) assumed by FerroAtlántica or its subsidiaries and any guarantee or lien granted in respect of capital stock or assets of FerroAtlántica or its subsidiaries for the benefit of Grupo VM or its affiliates (other than FerroAtlántica or any of its wholly owned subsidiaries); (vi) any amount owed to FerroAtlántica or its subsidiaries by Grupo VM or its affiliates (other than FerroAtlántica or any of its wholly owned subsidiaries) which is waived by FerroAtlántica or any of its subsidiaries; and (vii) any agreement or arrangement by FerroAtlántica or its subsidiaries to do any of the foregoing.

“Permitted Leakage” means (i) any payment of out of pocket expenses previously paid (before the Closing Date) by FerroAtlántica or Grupo VM in connection with the Business Combination Agreement, (ii) certain transactions previously disclosed to Globe between FerroAtlántica or its subsidiaries, on the one hand, and Grupo VM or its affiliates, on the other hand (see Business of FerroAtlántica and Certain Information about FerroAtlántica—Related Party Transaction), (iii) the payment of cash dividends by FerroAtlántica to Grupo VM in an amount not to exceed €5,000,000 for each complete calendar quarter during the period beginning on January 1, 2015 and ending on the Closing Date; provided, that the dividend payment contemplated by this clause (iii) will be deemed to be Permitted Leakage only in the event that (x) immediately after giving effect to such dividend, FerroAtlántica’s net debt is less than €351,000,000 and (y) FerroAtlántica not take certain actions with the intent to artificially affect the calculation of FerroAtlántica’s net debt and (iv) the payment of certain cash dividends by FerroAtlántica to Grupo VM in such aggregate amount as is equal to the amount required for Holdco to redeem the issued non-voting redeemable preference shares out of distributable reserves so long as Grupo VM contributes an amount equal to such dividends to Holdco by way of capital contribution.

R&W Insurance Policy

Each of the parties will cooperate and use its commercially reasonable efforts to take all actions that are necessary to cause a representations and warranties insurance policy (“R&W Policy”) to be issued, prior to the closing, in the name of Holdco with coverage for losses resulting from breaches of certain representations and warranties of FerroAtlántica and Grupo VM under the Business Combination Agreement, in a face amount equal to $50,000,000 and subject to an initial retention amount of $10,000,000 and certain other customary terms and conditions. The R&W Policy will also contain a waiver of all applicable subrogation rights, fully cover all of Grupo VM’s and FerroAtlántica’s representations and warranties except as conditioned, limited or excluded in such policy and otherwise be in customary form for representation and warranties insurance policies issued to a buyer in an acquisition transaction. FerroAtlántica will be responsible for, and will promptly pay, the premium and all other costs of procuring the R&W Policy in an amount not to exceed $2,500,000 in the aggregate.

Certain Other Covenants

The Business Combination Agreement also contains mutual covenants relating to:

•	preparing this proxy statement / prospectus and using each parties commercially reasonably effort to have the Form F-4 declared effective as promptly as practicable after such filing;

•	the granting of access to information;

•	public announcements with respect to the transactions contemplated by the Business Combination Agreement;

•	the use of each party’s reasonable best efforts to (i) cause the Globe Merger to be treated such that it (A) should qualify as a “reorganization” within the meaning of Section 368(a) of the Code and/or as a transaction described in Section 351(a) of the Code, and (B) should not result in gain being recognized because of the application of Section 367(a)(1) of the Code (other than for any “five-percent transferee shareholder” of Holdco following the Merger that does not enter into a “five-year gain recognition agreement,” each as defined and/or provided in the applicable U.S. Treasury Regulations promulgated under Section 367 of the Code), (ii) cause the FerroAtlántica Stock Exchange to qualify as tax-free for Spanish income tax purposes, and (iii) obtain the tax opinions as described in the Business Combination Agreement; and

•	determination of whether a transition services agreement is necessary to ensure an efficient transition of the business and operations of FerroAtlántica and its subsidiaries to Holdco.

The Business Combination Agreement also contains covenants relating to:

•	reporting requirements of Globe with respect to Section 16(a) of the Exchange Act;

•	conduct of Holdco’s and Merger Sub’s business;

•	treatment of related party transactions between Grupo VM and its affiliates, on the one hand, and FerroAtlántica and its subsidiaries, on the other hand;

•	the recommendation of the Globe Board to its shareholders to adopt the Business Combination Agreement, subject to the limitations set forth in the Business Combination Agreement; and

•	the convening of a meeting of the Globe Shareholders to obtain the adoption of the Business Combination Agreement.

Conditions to Completing the Business Combination

Each party’s obligation to effect the Transactions is subject to satisfaction or waiver (to the extent permitted by law), at or prior to the closing, of the following conditions:

•	Globe will have obtained adoption of the Business Combination by the Globe Shareholders;

•	the Holdco Ordinary Shares issuable pursuant to the Business Combination Agreement will have been approved for listing on the NASDAQ, subject to official notice of issuance;

•	no law, order or injunction will have been enacted or issued by a court or other governmental entity of competent jurisdiction which prohibits, restrains or makes illegal the Business Combination and continues in effect;

•	the registration statement of which this proxy statement/prospectus forms a part will have become effective and will not be subject to a stop order suspending the effectiveness of the registration statement; and

•	all applicable waiting periods under the HSR Act will have expired or been terminated and the other antitrust, competition, investment, trade regulation or similar approvals described under “Regulatory Approvals and Litigation Relating to the Business Combination—Competition and Antitrust” will have been obtained and any applicable waiting period thereunder (together with any extensions thereof) will have expired or been terminated.

In addition, the obligation of Globe to consummate the Business Combination, including the Globe Merger, is subject to satisfaction or waiver (to the extent permitted by law), at or prior to the closing, of the following additional conditions:

•	certain representations and warranties of FerroAtlántica must be true and correct without regard to materiality or material adverse effect qualifiers contained in such representations, as of the date of the Business Combination Agreement and the Closing Date (except to the extent expressly made as of a specific date, in which case as of such specific date), except where the failures of such representations and warranties to be true and correct would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on FerroAtlántica;

•	certain representations and warranties of FerroAtlántica related to corporate organization, capitalization, authority, execution and delivery, enforceability, certain tax matters and broker’s fees must be true and correct in all material respects as of the Closing Date (except to the extent expressly made as of a specific date, in which case as of such specific date);

•	certain representations and warranties of FerroAtlántica related to certain tax matters and no leakage must be true and correct in all material respects as of the date of the Business Combination Agreement and as of the Closing Date (except to the extent expressly made as of a specific date, in which case as of such specific date);

•	the representations and warranties of Grupo VM must be true and correct in all material respects as of the Closing Date (except to the extent expressly made as of a specific date, in which case as of such specific date); provided, that the representation regarding Holdco not being a tax resident of the United States must be true and correct in all material respects as of the date of the Business Combination Agreement and as of the Closing Date;

•	the representations and warranties of Holdco and Globe Merger Sub must be true and correct in all material respects as of the date of the Business Combination Agreement and as of the Closing Date (except to the extent expressly made as of a specific date, in which case as of such specific date);

•	each of FerroAtlántica, Grupo VM, Holdco and Globe Merger Sub will have performed and complied in all material respects with the material covenants and agreements required to be performed or complied with;

•	no change, event, development, condition, occurrence or effect will have occurred, arisen or became known since the date of the Business Combination Agreement that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on FerroAtlántica;

•	Globe will have received an opinion from Latham & Watkins LLP (“Latham & Watkins”), dated as of the Closing Date to the effect that the Globe Merger (i) should qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code and/or as a transaction described in Section 351(a) of the Code, and (ii) should not result in gain being recognized because of the application of Section 367(a)(1) of the Code (other than for any shareholder that would be a “five-percent transferee shareholder” of Holdco following the Merger and that does not enter into a “five-year gain recognition agreement”, each as defined and/or provided in the applicable U.S. Treasury Regulations promulgated under Section 367 of the Code);

•	Holdco and Globe Merger Sub will have delivered to Globe, all of the documents necessary to consummate the Business Combination; and

•	Grupo VM will not have made the adjustment threshold election described in “—Grupo VM Adjustment”.

In addition, the obligations of FerroAtlántica and Grupo VM to consummate the Business Combination, including the FerroAtlántica Stock Exchange, are subject to satisfaction or waiver (to the extent permitted by law), at or prior to the closing, of the following additional conditions:

•	certain representations and warranties of Globe must be true and correct without regard to materiality or material adverse effect qualifiers contained within such representations, as of the date of the Business Combination Agreement and as of the Closing Date except to the extent expressly made as of a specific date, in which case as of such specific date), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Globe;

•	certain representations and warranties of Globe related to corporate organization, capitalization, authority, execution and delivery, enforceability, certain tax matters and broker’s fees must be true and correct in all material respects, as of the Closing Date (except to the extent expressly made as of a specific date, in which case as of such specific date);

•	certain representations and warranties of Globe related to certain tax matters must be true and correct in all material respects as of the date of the Business Combination Agreement and as of the Closing Date (except to the extent expressly made as of a specific date, in which case as of such specific date);

•	Globe will have performed and complied in all material respects with the material covenants and agreements required to be performed or complied with;

•	no change, event, development, condition, occurrence or effect will have occurred, arisen or become known since the date of the Business Combination Agreement that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Globe;

•	Grupo VM will have received separate opinions from (i) Cravath, Swaine & Moore LLP, dated as of the Closing Date and to the effect that the Globe Merger (A) should qualify as a tax-free “reorganization” under Section 368(a) of the Code and/or as a transaction under Section 351(a) of the Code, and (B) should not result in gain being recognized because of the application of Section 367(a)(1) of the Code (other than for any shareholder that would be a “five-percent transferee shareholder” of Holdco following the Merger and that does not enter into a “five-year gain recognition agreement”, each as defined and/or provided in the applicable U.S. Treasury Regulations promulgated under Section 367 of the Code), and (ii) Uría Menéndez Abogados, S.L.P., dated as of the Closing Date and to the effect that the FerroAtlántica Stock Exchange should either qualify as a “share-for-share exchange” or should not generate taxable income for Grupo VM for Spanish income tax purposes; and

•	Globe will have delivered to Grupo VM, Globe Merger Sub and FerroAtlántica, as applicable, duly executed counterparts of the AK shareholders’ agreements and duly executed counterparts of the registration rights agreement.

Termination

The Business Combination Agreement may be terminated, and the Business Combination may be abandoned by action taken or authorized by the board of directors of the terminating party or parties, whether before or after receipt of the Globe Shareholder approval, as follows:

•	by the mutual written consent of Globe and FerroAtlántica;

•	by either Globe and FerroAtlántica:

•	if any law or final and non-appealable order is enforced, enacted or issued or deemed applicable to the Business Combination by any governmental entity of competent jurisdiction which permanently prohibits, restrains or makes illegal the consummation of the Business Combination; except that the right to terminate the Business Combination Agreement under the provision described in this bullet will not be available to any party whose failure to perform any of its obligations under the Business Combination Agreement is the primary cause of, or resulted in, the enactment or issuance of such law or order; or

•	if the Business Combination is not consummated by November 23, 2015, except if, as of November 23, 2015, all the conditions to closing have been satisfied or waived other than the conditions related to the receipt of antitrust approvals, the termination date may be extended by either Globe or FerroAtlántica for up to an aggregate of 180 days (the “Outside Date”); provided that the right to terminate the Business Combination Agreement under the provision described in this bullet will not be available to any party whose failure to perform any of its obligations under this Business Combination Agreement is the primary cause of, or resulted in, the failure of the Business Combination to be consummated by such time; or

•	if the Globe Shareholder approval is not obtained upon a vote taken at the Globe Shareholders Meeting;

•	by FerroAtlántica:

•	if Globe has breached or failed to perform any of its representations, warranties or covenants set forth in the Business Combination Agreement, which breach or failure to perform (i) would give rise to the failure of certain closing conditions and (ii) is incapable of being cured by Globe by the Outside Date, or is not cured by Globe by the earlier of (x) 20 business days following delivery of written notice of such breach or failure to perform from FerroAtlántica or (y) the Outside Date; or

•	if the Globe Board makes a Globe Adverse Recommendation Change;

•	by Globe:

•	if Holdco, Grupo VM or FerroAtlántica has breached or failed to perform any of their respective representations, warranties or covenants set forth in the Business Combination Agreement, which breach or failure to perform (i) would give rise to the failure of certain closing conditions and (ii) is incapable of being cured by Holdco, Grupo VM or FerroAtlántica, as applicable, by the Outside Date, or is not cured by Holdco, Grupo VM or FerroAtlántica, as applicable, by the earlier of (x) 20 business days following delivery of written notice of such breach or failure to perform from Globe or (y) the Outside Date; or

•	if, prior to receipt of the Globe Shareholders approval, the Globe Board determines to enter into a definitive written Alternative Acquisition Agreement with respect to a Superior Proposal, in accordance with the terms of the Business Combination Agreement.

In the event of a valid termination of the Business Combination Agreement by either Globe or FerroAtlántica, written notice will be given by the terminating party to the other party specifying the provision pursuant to which such termination is made. In the event of a valid termination of the Business Combination Agreement, the Business Combination Agreement will be terminated and will become void and have no effect, without any liability or obligation on the part of Globe, FerroAtlántica, Grupo VM or any other parties, except that certain provisions regarding the termination fee and other general matters will survive such termination and nothing in the Business Combination Agreement will relieve any party from liabilities or damages incurred or suffered as a result of a willful and material breach by such party of any of its respective representations, warranties, covenants or other agreements set forth in the Business Combination Agreement. The termination of the Business Combination Agreement will not affect the obligations of the parties contained in the confidentiality agreements between Grupo VM and Globe and between FerroAtlántica and Globe.

Termination Fee; Expenses

Termination Fee

All fees and expenses incurred in connection with the Business Combination Agreement and the Business Combination generally are to be paid by the party incurring such fees and expenses, except for certain expenses associated with the antitrust approvals, SEC filing fees relating to the Business Combination, and expenses in connection with the preparation, printing, filing and mailing of this proxy statement/prospectus and Form F-4, each of which fees and expenses will be borne 43% by Globe and 57% by FerroAtlántica. All fees and expenses incurred by Grupo VM in connection with the Business Combination Agreement will be reimbursed by FerroAtlántica prior to the closing.

Globe must pay FerroAtlántica a termination fee of $25,000,000 (which will be reduced to the extent any expenses described under “—Expenses” below are paid), if the Business Combination Agreement is terminated in the following circumstances:

•	by FerroAtlántica if the Globe Board makes a Globe Adverse Recommendation Change;

•	by Globe if, prior to receipt of the Globe Shareholders approval, the Globe Board terminates to enter into a definitive written Alternative Acquisition Agreement; and

•	by Globe or FerroAtlántica if (x) the Globe Shareholders failed to approve the Business Combination Agreement at the Globe Shareholders Meeting, and a Competing Proposal was publicly announced prior to the Globe Shareholders Meeting and (y) within six (6) months after the termination of the Business Combination Agreement, Globe enters into a definitive agreement with respect to or consummates such Competing Proposal; provided that for purposes of the provision described in this bullet, the term “Competing Proposal” has the meaning described above in “Change of Recommendation or Termination of Business Combination Agreement for Superior Proposal”, except that all references to 20% therein will be changed to 50%.

Expenses

Globe will pay Grupo VM and FerroAtlántica their reasonable expenses in an amount not to exceed $10 million in the aggregate, if the Business Combination Agreement is terminated by FerroAtlántica because Globe breached or failed to perform any of its representations, warranties or covenants contained in the Business Combination Agreement, which breach or failure to perform is incapable of being cured by Globe prior to the Outside Date, or is not cured by Globe by the earlier of 20 business days following written notice of such breach or the Outside Date and would result in a failure of certain closing conditions.

FerroAtlántica will pay Globe’s reasonable expenses in an amount not to exceed $10 million in the aggregate, if the Business Combination Agreement is terminated by Globe because Holdco, Grupo VM or FerroAtlántica breached or failed to perform any of their respective representations, warranties or covenants contained in the Business Combination Agreement, which breach or failure to perform is incapable of being cured by Holdco, Grupo VM or FerroAtlántica, as applicable, prior to the Outside Date or otherwise is not cured by the earlier of 20 business days following delivery of written notice of such breach or the Outside Date or would result in a failure of certain closing conditions.

Indemnification by Grupo VM

After the closing, subject to the limitations set forth in the Business Combination Agreement, Grupo VM will, to the fullest extent permitted by law, indemnify, defend and hold harmless Holdco and its affiliates, the past, present and future directors, officers, employees and agents of Holdco and its affiliates, in their respective capacities as such, and the heirs, executors, administrators, successors and permitted assigns of the foregoing persons (collectively, the “Indemnitees”) from and against any and all losses which any Indemnitee may incur or suffer to the extent such losses arise out of or result from:

•	any breach of the representations and warranties of FerroAtlántica related to corporate organization, capitalization, authority; execution and delivery; enforceability and broker’s fees, as of the date of the Business Combination Agreement or as of the closing (or, in the case of any such representation or warranty specifically made as of another date, as of such other date);

•	any breach of the representations and warranties of FerroAtlántica related to no leakage, as of the date of the Business Combination Agreement or as of the closing;

•	any breach of the representations and warranties of Grupo VM related to corporate organization, authority; execution and delivery; enforceability, title to the FerroAtlántica Shares and broker’s fees as of the date of the Business Combination Agreement or as of the closing (or, in the case of any such representation or warranty specifically made as of another date, as of such other date);

•	any willful and material breach of any covenant or agreement contained in the conduct of business covenant to be complied with by FerroAtlántica, other than the conduct of business covenant related to actions taken to impact the calculation of FerroAtlántica’s net debt (which is addressed below);

•	any breach of any covenant or agreement related to leakage to be complied with by FerroAtlántica or Grupo VM; or

•	any willful breach of the covenant to be complied with by FerroAtlántica related to actions taken to impact the calculation of FerroAtlántica’s net debt, including (i) actions to accelerate the collection of, or materially modify the terms of, any accounts receivable, (ii) actions to extend the payment terms or otherwise materially modify the terms of any accounts payable, (iii) materially altering any company policy or practice with respect to inventory management, (iv) liquidating its holdings of marketable securities, in each case, except in the ordinary course of business consistent with past practice or (v) otherwise departing from its ordinary course practices of managing its current accounts or other current assets with the intent to impact the calculation of FerroAtlántica net debt.

Notwithstanding anything in the Business Combination Agreement to the contrary, for purposes of the first three bullets in this section, the determination of the amount of losses arising out of or resulting from any breach of any representation or warranty will be made without regard to any qualification or exception contained in such representation or warranty relating to materiality.

Survival

None of the representations, warranties, covenants or agreements in the Business Combination Agreement will survive the Effective Time, except that:

•	the representations and warranties that are the subject of the indemnities provided in the first and third bullet points above will survive the closing for the maximum period of time permitted by Delaware law (under current Delaware law, representations stated with indefinite survival have the equivalent of a 20-year statute of limitations period);

•	the representations and warranties that are the subject of the indemnities provided in the second bullet point above will survive the closing for two years;

•	the covenants and agreements that are the subject of the indemnities provided in the fourth, fifth and sixth bullet points above will survive the closing for two years; and

•	those covenants or agreements of the parties which by their terms apply, or are to be performed in whole or in part, after the Effective Time will survive until such covenants or agreements have been satisfied and performed in full.

Globe Shareholders Meeting

Globe will, as promptly as practicable after the Form F-4 is declared effective, duly give notice of, convene and hold the Globe Shareholders Meeting in accordance with the DGCL for the purpose of obtaining the Globe Shareholder approval. Globe may only postpone or adjourn the Globe Shareholders Meeting (i) to solicit additional proxies for the purpose of obtaining the Globe Shareholder approval, (ii) for the absence of a quorum and (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that Globe has determined after consultation with outside legal counsel is necessary under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by shareholders of Globe prior to the Globe Shareholders Meeting.

Amendment or Supplement; Extension of Time; Waiver

The Business Combination Agreement may be amended, modified or supplemented by the parties by action taken or authorized by their respective boards of directors at any time prior to the effective time of the Globe Merger. The Business Combination Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment, signed on behalf of each of the parties in interest at the time of the amendment.

At any time prior to the effective time of the Globe Merger, the parties may, by action taken or authorized by their respective boards of directors, to the extent permitted by applicable law, (a) extend the time for the performance of any of the obligations or acts of the other parties, (b) waive any inaccuracies in the representations and warranties or any document delivered pursuant hereto, or (c) waive compliance with any of the agreements or conditions of the other parties. No failure or delay of any party in exercising any right or remedy under the Business Combination Agreement will operate as a waiver, nor will any single or partial exercise of any such right or power, or any abandonment to enforce such right or power, or any course of conduct, preclude any other or further exercise of any other right or power.

Governing Law

The Business Combination Agreement is governed by the laws of the State of Delaware, without regard to laws that may be applicable under conflicts of laws principals.

Except with respect to the Grupo VM Adjustment and any matters subject to arbitration under the Business Combination Agreement as described below, each of the parties irrevocably and unconditionally submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if such court will not have jurisdiction, any other court of the State of Delaware having jurisdiction or any federal court of the United States of America, sitting in Delaware, in any proceeding arising out of or relating to the Business Combination Agreement or the Business Combination.

On or after the effective time of the Globe Merger, the parties agreed to resolve any dispute, controversy or claim relating to or arising out the Business Combination Agreement or the transactions contemplated by the Business Combination by binding arbitration in London, U.K. under the Rules of Arbitration of the International Chamber of Commerce and the IBA Rules of Evidence.

AK VOTING AGREEMENT

This section of this proxy statement/prospectus describes the material terms of the AK Voting Agreement. The description in this section and elsewhere in this proxy statement/prospectus does not purport to be complete and is subject to, and qualified in its entirety by reference to, the complete text of the AK Voting Agreement. The following summary must be read in conjunction with the AK Voting Agreement, a copy of which is attached as Annex B to this document and is incorporated herein by reference. This summary may not contain all of the information about the AK Voting Agreement that is important to you. You are urged to read the full text of the AK Voting Agreement before making any decisions regarding the Business Combination.

On February 23, 2015, Alan Kestenbaum entered into a voting agreement with Grupo VM with respect to the Business Combination. Under the AK Voting Agreement, Mr. Kestenbaum has agreed to appear at the Globe Shareholders Meeting and vote his Globe Shares in favor of the adoption of the Business Combination Agreement and approval of each of the other actions contemplated by the Business Combination Agreement, and in favor of any adjournment or postponement of the Globe Shareholders Meeting permitted under the Business Combination Agreement. Mr. Kestenbaum also agreed that he would not, and would cause his representatives not to, vote his Globe Shares in favor of any competing proposal, or enter into any voting arrangement with respect to his Globe Shares that is inconsistent with the AK Voting Agreement.

Mr. Kestenbaum further agreed that he would not, and would cause his representatives not to, solicit, initiate or knowingly encourage, or take any action intended to facilitate the making of, any proposal that constitutes or would reasonably be expected to lead to a competing proposal, or engage in any discussions or negotiations with respect to any inquiries regarding any competing proposal, subject to the exceptions applicable to Mr. Kestenbaum in his capacity as a representative of Globe under the Business Combination Agreement. The AK Voting Agreement does not prohibit Mr. Kestenbaum from taking any action in his capacity as an officer of Globe or a member of the Globe Board, whether under the Business Combination Agreement or otherwise.

Mr. Kestenbaum agreed that he would not transfer his Globe Shares for so long as the AK Voting Agreement remains in effect, subject to the following exceptions:

•	transfers pursuant to a trading plan that was in effect on the date of the AK Voting Agreement and is intended to comply with the requirements of Rule 10b5-1 under the Exchange Act;

•	transfers of not more than 900,000 Globe Shares in the aggregate (less any transfers pursuant to the previous bullet point); or

•	transfers upon the death or permanent disability of Mr. Kestenbaum to his spouse, lineal descendants or other heirs.

The AK Voting Agreement will terminate upon the earliest of (a) the mutual agreement of Grupo VM and Mr. Kestenbaum, (b) the Effective Time, (c) a Globe Adverse Recommendation Change or (d) the termination of the Business Combination Agreement.

The Globe Shares held by Mr. Kestenbaum and subject to the AK Voting Agreement represented approximately 12.1% of the voting power of Globe as of April 27, 2015, determined without regard to stock options or restricted stock units held by Mr. Kestenbaum that are not entitled to vote at the Globe Shareholders Meeting.

GRUPO VM SHAREHOLDER AGREEMENT

This section of this proxy statement/prospectus describes the material terms of the Grupo VM Shareholder Agreement. The description in this section and elsewhere in this proxy statement/prospectus does not purport to be complete and is subject to, and qualified in its entirety by reference to, the complete text of the form of Grupo VM Shareholder Agreement. The following summary must be read in conjunction with the form of Grupo VM Shareholder Agreement, a copy of which is attached as Annex C to this document and is incorporated herein by reference. This summary may not contain all of the information about the Grupo VM Shareholder Agreement that is important to you. You are urged to read the full text of the Grupo VM Shareholder Agreement before making any decisions regarding the Business Combination.

As a condition to the Closing, Grupo VM will enter into the Grupo VM Shareholder Agreement with Holdco to provide for certain rights and obligations with respect to its Holdco Shares.

Management and Operations of Holdco. Prior to the Sunset Date, Grupo VM will have the right to nominate, for election at any meeting of the Holdco shareholders called for the purpose of electing directors, that number of directors to the Holdco Board equal to its percentage ownership of Holdco Shares multiplied by the total number of director positions on the Holdco Board (regardless of whether or not any positions are vacant), rounded up to the nearest whole number of directors (except that if such whole number would result in Grupo VM nominees holding two-thirds or more of the entire board, such number shall be rounded down), calculated on the date that is ten calendar days prior to the beginning of the period during which Holdco shareholders may give notice of a resolution to be proposed at a general meeting pursuant to the Holdco Articles. Grupo VM is also entitled to appoint persons to fill vacancies in the Holdco Board to maintain its proportionate board representation. Until the number of Grupo VM directors is reduced to one, Grupo VM is required to nominate at least one Grupo VM director who qualifies as an independent director under applicable NASDAQ stock market rules.

Prior to the Decrease Date, the independent directors designated to the Holdco Board by Globe (or replacements designated thereby) will have the exclusive right to nominate persons for election at any shareholders meeting called for the purpose of electing directors, subject to the right of Grupo VM to designate and nominate directors as described above and subject to the provisions described in the following paragraph. On and after the Decrease Date, the Holdco Board will have the right to nominate persons for election at any shareholders meeting called for the purpose of electing directors, subject to the right of Grupo VM to designate and nominate directors as described above and subject to the provisions described in the next paragraph.

Subject to the Holdco Articles, for so long as Mr. Kestenbaum is serving as Executive Chairman of Holdco, he is entitled to be nominated for election as a director at any meeting of Holdco shareholders called for the purpose of electing directors. Prior to the third anniversary of the Effective Date, if Mr. Kestenbaum is not serving as the Executive Chairman of Holdco, Grupo VM and/or the Globe independent directors may submit the names of one or more person(s) to the Nominating and Corporate Governance Committee for consideration to be appointed to act as the Executive Chairman of Holdco and serve on the Holdco Board. The Nominating and Corporate Governance Committee will evaluate the qualifications of each such person and make a recommendation to the Holdco Board for appointment of a replacement Executive Chairman. Prior to the third anniversary of the Effective Date or the Sunset Date, whichever is earlier, any replacement Executive Chairman must be approved by two-thirds of the entire Holdco Board, including at least one independent Globe director. Prior to the third anniversary of the Effective Date, Grupo VM shall continue to submit names to the Nominating and Corporate Governance Committee until such time as an Executive Chairman is appointed. On or after the third anniversary of the Effective Date, if Mr. Kestenbaum is not serving as Executive Chairman of Holdco, the Holdco Board may determine that Holdco’s chief executive officer will serve as a member of the Holdco Board. In the event the replacement Executive Chairman is a Grupo VM director or an affiliate of Grupo VM, the Executive Chairman will constitute a Grupo VM designee.

During the term of the Grupo VM Shareholder Agreement, Grupo VM will agree to vote its Holdco Shares at any meeting of Holdco shareholders at which action is to be taken with respect to the election of directors to cause the election, or reelection, as applicable, of the Grupo VM director nominees and the other persons nominated by the Holdco Board for any election of directors in accordance with the Grupo VM Shareholder Agreement. Grupo

VM also will agree that it will not vote its Holdco Shares to cause the removal as a director of the Globe independent directors or the member of the Holdco Board to be appointed in accordance with the provisions of the Grupo VM Shareholder Agreement described above. Each Holdco director nominee must at all times be qualified to serve as a director under applicable rules and policies of Holdco, NASDAQ stock market rules and applicable law. In addition, each Holdco director nominee must at all times have demonstrated good judgment, character and integrity in his or her personal and professional dealings and have relevant financial, management and/or global business experience.

On the Effective Date, Mr. Kestenbaum will be appointed as the Executive Chairman of Holdco, and a Grupo VM director to be designated by Grupo VM will be appointed as the Executive Vice-Chairman of Holdco. Each of the Executive Chairman and the Executive Vice-Chairman will have the authority and responsibility set forth in the Holdco Articles and as otherwise delegated or agreed by the Holdco Board from time to time.

Prior to the Sunset Date, each committee of the Holdco Board will contain a number of Grupo VM directors equal to the product (rounded up to the nearest whole number) of the total number of members of such committee and Group VM’s percentage ownership interest of the total issued and outstanding Holdco Shares, except that, prior to the Decrease Date, the Globe independent directors will constitute a majority of the Nominating and Corporate Governance Committee and the BCA Special Committee will be composed of two Globe independent directors and one independent Grupo VM director.

Grupo VM also agreed that it and its affiliates will enter into a customary confidentiality agreement with Holdco concurrently with the Grupo VM Shareholder Agreement so that Grupo VM may be provided confidential information by Holdco in accordance with and subject to the terms of the confidentiality agreement.

Preemptive Rights. Subject to certain exceptions summarized below, Holdco will agree to provide preemptive rights to Grupo VM to subscribe for up to its proportionate share of any Holdco Shares to be issued by Holdco, for cash or non-cash consideration, on the same terms and at the same price offered by Holdco to other offerees. Grupo VM’s proportionate share is equal to the total percentage of Holdco’s issued and outstanding shares owned by Grupo VM. Grupo VM’s preemptive rights will not apply to any issue of Holdco Shares:

•	pursuant to a share split, share dividend or similar corporate action;

•	pursuant to a firm commitment underwritten public offering of Holdco Shares for cash, with the number of Holdco Shares issued in any 12 month period pursuant to such offerings not to exceed 10% of the Holdco Shares issued and outstanding immediately prior to such 12 month period;

•	in connection with the acquisition of any person or the purchase of the assets or properties of any person to the extent such Globe Shares are not issued for cash consideration;

•	in connection with the bona fide sale by Holdco or any Holdco subsidiary of all or substantially all of the equity securities of one or more Holdco subsidiaries; or

•	pursuant to an employee share plan, incentive plan, restricted share plan or other similar benefit plan, program or agreement approved by the Holdco Board.

In addition, except with the prior approval of the holders of the Holdco Shares by ordinary resolution, Holdco will agree not to issue any Holdco Shares in connection with the acquisition of any person if the aggregate number of Holdco Shares to be issued in any single acquisition would exceed 20% of the issued and outstanding Holdco Shares immediately prior to such issue.

Standstill. Prior to the Sunset Date, Grupo VM and its affiliates will agree under the Grupo VM Shareholder Agreement not to effect, agree, seek or make any proposal or offer with respect to, or announce any intention with respect to or cause or participate in or in any way assist, facilitate or encourage any other person to effect or seek, directly or indirectly:

•	any acquisition of any equity securities of Holdco or any Holdco subsidiary (or any beneficial ownership thereof), or any assets, indebtedness or businesses of Holdco or any Holdco subsidiary;

•	any tender or exchange offer, merger or other business combination involving Holdco or any Holdco subsidiary, or assets of Holdco or any Holdco subsidiary constituting a significant portion of the consolidated assets of Holdco and its subsidiaries;

•	any recapitalization, restructuring, change of control or other extraordinary transaction with respect to Holdco or any Holdco subsidiary; or

•	any “solicitation” of “proxies” (as such terms are used in the proxy rules of the SEC) to vote any equity securities of Holdco.

In addition, prior to the Sunset Date, Grupo VM and its affiliates will agree under the Grupo VM Shareholder Agreement not to:

•	take any action which would reasonably be expected to cause Holdco to make a public announcement under applicable law regarding any of the types of matters set forth in the immediately preceding set of bullet points;

•	form, join or in any way participate in a “group” with respect to Holdco or otherwise act in concert with any person or group in respect of any equity securities of Holdco;

•	except in accordance with the Grupo VM Shareholder Agreement, otherwise act, alone or in concert with others, to seek representation on the Holdco Board;

•	enter into any discussions or arrangements with any person with respect to any of the foregoing; or

•	request that Holdco amend or waive any standstill provision in the Grupo VM Shareholder Agreement.

However, the standstill provisions in the Grupo VM Shareholder Agreement do not prohibit:

•	any transaction or discussions solely between or among Grupo VM and its affiliates (other than Holdco and any person controlled by Holdco);

•	any acquisition of Holdco Shares by the Holdco Board pursuant to an equity incentive or similar plans established by the Holdco Board;

•	any acquisition of Holdco Shares in connection with a share split, share dividend or similar corporate action initiated by Holdco;

•	any acquisition of Holdco Shares pursuant to exercise of preemptive rights by Grupo VM;

•	any purchase of Holdco Shares “regular way” on the NASDAQ if, after such purchase, the aggregate percentage interest in Holdco owned by Grupo VM and its affiliates does not exceed either (i) the percentage of the total issued and outstanding Holdco Shares owned by Grupo VM as of the Effective Date, or (ii) 44.4% if Grupo VM and its affiliates’ aggregate percentage interest had previously fallen below 44.4% (other than as a result of issuance of shares by Holdco with respect to which Grupo VM did not have preemptive rights or for non-cash consideration) (such limit, the “Maximum Permitted Interest”)

•	any transaction previously approved by the Holdco Board in accordance with the Holdco Articles and the Grupo VM Shareholder Agreement and actions in furtherance thereof;

•	any action expressly permitted by the Grupo VM Shareholder Agreement or the Registration Rights Agreement;

•	non-public discussions by Grupo VM or its director designees with the Holdco Board regarding transactions that would be prohibited by the standstill provisions, subject to certain limitations in certain circumstances if such discussions would reasonably be expected to require public disclosure of such discussions by Grupo VM; and

•	only after the third anniversary of the closing, an acquisition of Holdco Shares for cash pursuant to a takeover offer made by Grupo VM to all holders of Holdco Shares for all Holdco Shares, so long as the takeover offer complies with applicable SEC requirements and has a non-waivable condition that it be accepted by holders of a majority of the Holdco Shares not held by Grupo VM and its affiliates.

In addition, prior to the Decrease Date, the standstill provisions do not prohibit Grupo VM from proposing, announcing, discussing or completing any transaction subject to the standstill other than those requiring the approval of two-thirds of the entire Holdco Board, as described under “Business of Holdco and Certain Information About Holdco—Meetings and Decision Making—Matters Requiring Two-Thirds Board Approval” beginning on page 161 of this proxy statement/prospectus, or the approval of a majority of the entire Holdco Board, including the Executive Chairman, as described under “Business of Holdco and Certain Information About Holdco—Meetings and Decision Making—Matters Requiring Majority Board Approval and Executive Chairman” beginning on page 162 of this proxy statement/prospectus. The foregoing does not permit purchases under the provisions described in this paragraph of Holdco Shares by Grupo VM and its affiliates in excess of the Maximum Permitted Interest.

If Grupo VM and its affiliates’ aggregate percentage interest falls below 30% (other than as a result of issuance of shares by Holdco with respect to which Grupo VM and its affiliates did not have preemptive rights), and Grupo VM or its affiliates subsequently purchase Holdco Shares in the open market in accordance with the Grupo VM Shareholder Agreement and, as a result, Grupo VM and its affiliates’ aggregate percentage interest exceeds 30%, Grupo VM will be required to make a mandatory takeover offer for 100% of the Holdco Shares in a manner that complies with Rule 9 of The City Code on Takeovers and Mergers, as then in effect in the United Kingdom, without regard to whether Rule 9 or such Code is otherwise applicable to Holdco.

Transfers. Except for permitted transfers, Grupo VM will be subject to certain restrictions on its ability to (a) offer, transfer, sell, assign, pledge, hypothecate, encumber, gift or otherwise dispose of any beneficial ownership of, or pecuniary interest in, its Holdco Shares, (b) engage in any hedging, swap, forward contract or other transaction which reasonably could be expected to result in a sale or disposition of beneficial ownership of its Holdco Shares, or (c) enter into a short sale of, or trade in, derivative securities representing the right to vote or economic benefits of its Holdco Shares.

Each of the following will be considered a “permitted transfer”:

•	any transfer to an affiliate of Grupo VM, as long as such affiliate joins the Grupo VM Shareholder Agreement;

•	any transfer to Holdco or a subsidiary of Holdco;

•	any transfer pursuant to a widely distributed public offering of Holdco Shares for cash;

•	any transfer effected through a “brokers’ transaction” as defined in Rule 144(g) under the Securities Act;

•	any transfer pursuant to a privately-negotiated transaction to any purchaser who, along with its affiliates or any “group” of which it is a member, immediately after the consummation of such transfer, would have beneficial ownership of less than 10% of the outstanding Holdco Shares, so long as, after reasonable inquiry, Grupo VM has no reason to believe that such purchaser is, or has the intent to be, a person who would be required to file a Schedule 13D under the Exchange Act disclosing an intent other than for investment;

•	any transfer in connection with a public tender or similar takeover offer to all holders of Holdco Shares for all Holdco Shares if such public tender or similar takeover offer (i) complies with the requirements of the SEC, NASDAQ and other applicable law, (ii) is made on the same price per Holdco Share, with the same form of consideration per Holdco Share and otherwise on the same terms to all holders of Holdco Shares and (iii) has a non-waivable condition that it be accepted by a majority of the Holdco Shares not held by Grupo VM or its affiliates;

•	any pledge of Holdco Shares if (i) such pledge is in favor of a bona fide independent financial institution that is not a “state-owned enterprise” and (ii) as a condition to pledgee’s ability to take ownership of such Holdco Shares, such pledgee agrees to comply with the transfer restrictions in the Grupo VM Shareholder Agreement with respect to such pledged shares; and

•	any hedging, swap, forward or other derivative contract with respect to any Holdco Shares provided that (i) at no time will the aggregate number of Holdco Shares covered pursuant to such contract exceed 20% of the aggregate number of Holdco Shares held by Grupo VM and its affiliates and (ii) Grupo VM will not lend, or permit the lending of, any of its Holdco Shares to any person.

Term and Termination. The Grupo VM Shareholder Agreement will continue in full effect until, and terminate immediately after, the Sunset Date.

AK SHAREHOLDER AGREEMENT

This section of this proxy statement/prospectus describes the material terms of the AK Shareholder Agreement. The description in this section and elsewhere in this proxy statement/prospectus does not purport to be complete and is subject to, and qualified in its entirety by reference to, the complete text of the AK Shareholder Agreement. The following summary must be read in conjunction with the AK Shareholder Agreement, a copy of which is attached as Annex D to this document and is incorporated herein by reference. This summary may not contain all of the information about the AK Shareholder Agreement that is important to you. You are urged to read the full text of the AK Shareholder Agreement before making any decisions regarding the Business Combination.

As a condition to the closing, Alan Kestenbaum and certain of his affiliates will enter into the AK Shareholder Agreement with Holdco to provide for certain rights and obligations with respect to their Holdco Ordinary Shares.

Management and Operations of Holdco. On the Effective Date, Mr. Kestenbaum will be appointed as a director and the Executive Chairman of the Holdco Board. For so long as Mr. Kestenbaum is serving as Executive Chairman of Holdco, he is entitled to be nominated for election as a director at any meeting of Holdco shareholders called for the purpose of electing directors. The Executive Chairman will have the authority and responsibility set forth in the Holdco Articles and as otherwise delegated or agreed by the Holdco Board from time to time.

During the term of the AK Shareholder Agreement, Mr. Kestenbaum and his affiliates will agree to vote their Holdco Ordinary Shares at any meeting of Holdco shareholders at which action is to be taken with respect to the election of directors to cause the election, or reelection, as applicable, of the Grupo VM director nominees and the other persons nominated by the Holdco Board for election as directors in accordance with the AK Shareholder Agreement.

Tax Covenants. The AK Shareholder Agreement also provides for certain tax covenants related to the Globe Merger qualifying for the Intended U.S. Tax Treatment. Each of Mr. Kestenbaum and Holdco will comply with applicable tax reporting and record-keeping requirements and, except as required by law, neither party will take a tax position that is inconsistent with the Intended U.S. Tax Treatment.

Mr. Kestenbaum will enter into a gain recognition agreement with the IRS if he is treated as a “five-percent transferee shareholder” of Holdco following the Globe Merger, and will enter into subsequent Gain Recognition Agreements with respect to actions or transactions taken by Holdco or its affiliates, as required under applicable law. Holdco and its affiliates will provide Mr. Kestenbaum with all information necessary to comply with his tax filing requirements and any such Gain Recognition Agreement, and Mr. Kestenbaum will comply with all filing requirements imposed under the relevant U.S. Treasury Regulations to avoid recognizing gain under any such Gain Recognition Agreement. Under the AK Shareholder Agreement, Holdco and its affiliates will agree not to take any action after closing that would reasonably be expected to cause Mr. Kestenbaum to incur tax under a Gain Recognition Agreement. In addition, Holdco will agree to indemnify Mr. Kestenbaum against certain taxes and liabilities arising as a result of a breach of the covenants made by Holdco, including any taxes or liabilities that Mr. Kestenbaum is required to recognize under any Gain Recognition Agreement as a result of actions taken by Holdco or its affiliates. In the event that Mr. Kestenbaum realizes certain cash tax benefits relating to any indemnity payments received from Holdco, however, Mr. Kestenbaum is required to repay the amount of such benefits to Holdco.

Term; Termination. The AK Shareholder Agreement will terminate upon the later of (x) Mr. Kestenbaum no longer acting as Executive Chairman of Holdco or (y) the aggregate total issued and outstanding Holdco Shares owned by Mr. Kestenbaum and his affiliates falling below 1%; provided that the tax covenants will survive until 60 days after the expiration of the statute of limitations for Mr. Kestenbaum’s tax return filed for the last tax year covered by any Gain Recognition Agreement.

REGISTRATION RIGHTS AGREEMENT

This section of this proxy statement/prospectus describes the material terms of the Registration Rights Agreement. The description in this section and elsewhere in this proxy statement/prospectus does not purport to be complete and is subject to, and qualified in its entirety by reference to, the complete text of the Registration Rights Agreement. The following summary must be read in conjunction with the Registration Rights Agreement, a copy of which is attached as Annex E to this document and is incorporated herein by reference. This summary may not contain all of the information about the Registration Rights Agreement that is important to you. You are urged to read the full text of the Registration Rights Agreement before making any decisions regarding the Business Combination.

As a condition to the Closing, Grupo VM, Mr. Kestenbaum and Holdco will enter into a Registration Rights Agreement. The Registration Rights Agreement will govern Grupo VM’s and Mr. Kestenbaum’s respective rights and obligations with respect to the registration for resale of Holdco Shares held by Grupo VM and Mr. Kestenbaum following the Business Combination. Pursuant to the Registration Rights Agreement, both Grupo VM and Mr. Kestenbaum will have demand registration rights upon written request so long as the requesting party holds at least 2.5% of the outstanding Holdco Shares. Each of Grupo VM and Mr. Kestenbaum must notify the other party in writing if it or he, as applicable, plans to make a demand request and give the other party an opportunity to join such demand. Holdco must also notify and give the non-requesting party an opportunity to join the demand. Grupo VM will be entitled to six demand registrations for so long as Grupo VM holds at least 2.5% of the outstanding Holdco Shares and Mr. Kestenbaum will be entitled to four demand registrations. In addition, Grupo VM and Mr. Kestenbaum will have piggyback registration rights with respect to any offerings initiated by Holdco. These demand and piggyback registration rights will be subject to cutback procedures in the event the underwriters advise Holdco that the demand or piggyback offering, as applicable, is oversubscribed.

In connection with a demand registration, the requesting shareholder may require Holdco to file and cause to be declared effective a Form F-3 (assuming Holdco is eligible to use such form) shelf registration statement providing for an offering to be made on a continuous or delayed basis. Holdco will provide the non-requesting shareholder with notice of the shelf registration demand and an opportunity to participate in the shelf. Holdco will use its reasonable best efforts to keep the shelf registration statement continuously effective until the earlier of three years after the shelf registration statement has been declared effective and the date on which all registerable securities covered by the shelf registration statement have been sold in accordance with the plan.

Holdco will be entitled to suspend the use of the Form F-3 (i) during any lockup period (as described below) and (ii) in the event the Holdco board determines in good faith that there is a bona fide business purpose to prevent the disclosure of confidential information for up to 100 days, subject to certain limitations.

Grupo VM and Mr. Kestenbaum will also have withdrawal rights upon notice to Holdco prior to the effective date of any related registration statements. No withdrawal will affect the obligations of Holdco with respect to the other registerable securities not so withdrawn; provided, however, in the event of a demand registration, if such withdrawal reduces the number of registerable securities below 5% of the Holdco Shares outstanding, then Holdco will not be required to register the Holdco Ordinary Shares unless the non-withdrawing shareholder can satisfy the 5% threshold.

Grupo VM and Mr. Kestenbaum have both agreed to enter into lock-up agreements in connection with any underwritten offerings of the Holdco Shares (x) for a public offering (other than a demand or piggyback registration), during a period between the date specified by Holdco and 120 days following the final prospectus filing date or (y) for a demand or piggyback registration, during the period between the date specified by Holdco and 90 days following the final prospectus filing date.

The Registration Rights Agreement will terminate on the date on which all of the Holdco Shares subject to the agreement cease to be registerable securities.

REGULATORY APPROVALS AND LITIGATION RELATING TO THE BUSINESS COMBINATION

Competition and Antitrust

FerroAtlántica and Globe derive revenues in a number of jurisdictions where antitrust or competition filings or approvals are or may be required. In particular, completion of the Business Combination is subject to the receipt of regulatory approvals from the relevant competition authorities in the U.S., Spain, Germany and South Africa, or the expiration of the applicable waiting periods under the antitrust and competition laws of such jurisdictions.

Grupo VM, on behalf of FerroAtlántica in its capacity as buyer, submitted an inquiry with the competition authorities in Spain in order to clarify whether a notification was required on February 27, 2015, and filed a notification with the relevant competition authorities in Germany on March 2, 2015 and in the U.S. on March 9, 2015. Globe made a filing with the competition authorities in the U.S. on March 9, 2015. FerroAtlántica and Globe made a filing with the competition authorities in South Africa on March 12, 2015. Following submission of the relevant information by FerroAtlántica, on March 12, 2015 the Spanish competition authority communicated to FerroAtlántica its preliminary view that the transaction failed to meet the merger control notification thresholds in Spain. The parties subsequently determined that no merger control filing was required in Spain. The competition authorities in Germany cleared the transaction on March 30, 2015. On April 8, 2015, FerroAtlántica voluntarily withdrew its filing with the competition authorities in the U.S. and refiled its notification on April 10, 2015. On May 11, 2015, the Department of Justice issued a request for additional information to each of Globe and Grupo VM, which extends the waiting period until 30 days after each party substantially complies with the request. On June 9, 2015, the competition commission of South Africa approved the Business Combination. The authorities applied certain conditions to which the parties have agreed that are intended to reasonably continue Globe’s investment in its Siltech facility in South Africa and the business relationships with local South African customers and suppliers following completion of the Business Combination. The parties believe these conditions will not be material to Holdco’s business, financial condition or results of operation. As of the date of this document, clearance from the U.S. is pending.

The Business Combination cannot be consummated until after the relevant approvals have been obtained or applicable waiting periods have expired under the antitrust and competition laws of the countries listed above where filings or approvals are or may be required. Globe and FerroAtlántica cannot assure you that a challenge to the Business Combination will not be made or that, if a challenge is made, it will not succeed. For more information, see “Risk Factors—Risks Relating to the Business Combination—In order to complete the Business Combination, Globe and FerroAtlántica must make certain governmental filings and obtain certain governmental authorizations, and if such filings and authorizations are not made or granted or are granted with conditions, completion of the Business Combination may be jeopardized or the anticipated benefits of the Business Combination could be reduced” beginning on page 32 of this proxy statement/prospectus.

Each of FerroAtlántica and Globe has agreed to use its reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable under the Business Combination Agreement and applicable law to consummate and make effective the FerroAtlántica Stock Exchange, the Globe Merger and the other transactions contemplated by the Business Combination Agreement as promptly as practicable, including using reasonable best efforts to accomplish the following: (i) obtain all necessary consents, approvals or waivers from third parties, including under any contract or permit to which FerroAtlántica or Globe or any of their respective subsidiaries is party or by which such person or any of their respective properties or assets may be bound, (ii) obtain all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from governmental entities (including those in connection with the HSR Act and the other applicable competition laws), make all necessary registrations, declarations and filings with and take all steps as may be necessary to obtain an approval or waiver from, or to avoid any proceeding by, any governmental entity (including those in connection with the HSR Act and the other applicable competition laws), (iii) resist, contest or defend any proceeding (including administrative or judicial proceedings) challenging the FerroAtlántica Stock Exchange, the Globe Merger or the completion of the Business Combination, including seeking to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is in effect and that could restrict, prevent or prohibit consummation of the Business Combination, and (iv) execute and deliver any additional instruments necessary to consummate the Business Combination and fully to carry out the purposes of the Business Combination Agreement. For a description of certain of FerroAtlántica’s and Globe’s specific obligations in the Business Combination Agreement related to regulatory clearances, see “The Business Combination Agreement—Covenants—Regulatory Approvals” beginning on page 109 of this proxy statement/prospectus.

Stock Exchange Listing

The Holdco Ordinary Shares to be issued in connection with the Business Combination must be authorized for listing on the NASDAQ. Holdco intends to file an original listing application in connection with the listing of the Holdco Ordinary Shares on the NASDAQ.

Commitment to Obtain Approvals

Globe and FerroAtlántica have agreed to use reasonable best efforts to obtain as promptly as reasonably practicable all consents and approvals of any governmental entity or any other person required in connection with the Business Combination, subject to limitations as set forth in the Business Combination Agreement. For more information, see “The Business Combination Agreement—Covenants—Regulatory Approvals” beginning on page 109 of this proxy statement/prospectus.

Litigation Related to the Business Combination

On March 23, 2015, a putative class action lawsuit was filed on behalf of Globe Shareholders in the Court of Chancery of the State of Delaware. The action, captioned Fraser v. Globe Specialty Metals, Inc., et al., C.A. No. 10823-VCG, named as defendants Globe, the members of its board of directors, Grupo VM, FerroAtlántica, Globe Merger Sub and Holdco. The complaint alleged, among other things, that the Globe directors breached their fiduciary duties by failing to obtain the best price possible for Globe Shareholders, that the proposed Globe Merger Consideration to be received by Globe Shareholders was inadequate and significantly undervalued Globe, that the Globe directors failed to adequately protect against conflicts of interest in approving the transaction, and that the Business Combination Agreement unfairly deterred competitive offers. The complaint also alleged that Globe, Grupo VM, FerroAtlántica, Globe Merger Sub and Holdco aided and abetted these alleged breaches. The action sought to enjoin or rescind the Business Combination, damages, and attorneys’ fees and costs.

On April 1, 2015, a purported Globe Shareholder filed a putative class action lawsuit on behalf of Globe Shareholders challenging the Business Combination in the Court of Chancery of the State of Delaware. The action, captioned City of Providence v. Globe Specialty Metals, Inc., et al., C.A. No. 10865-VCG, named as defendants Globe, the members of its board of directors, its Chief Executive Officer, Grupo VM, FerroAtlántica, Globe Merger Sub and Holdco. The complaint alleged, among other things, that Globe’s board of directors and Chief Executive Officer, aided and abetted by Grupo VM, FerroAtlántica, Globe Merger Sub and Holdco, breached their fiduciary duties by entering into the Business Combination for inadequate consideration and that certain provisions in the Business Combination Agreement unfairly deterred a potential alternative transaction. The complaint further alleged, among other things, that Globe’s Executive Chairman and Chief Executive Officer, aided and abetted by Grupo VM, FerroAtlántica, Globe Merger Sub and Holdco, breached their fiduciary duties by negotiating the Business Combination Agreement, and, in the case of the Executive Chairman, by entering into a voting agreement in favor of the Business Combination Agreement, out of self-interest. The action sought to enjoin the Business Combination, to order the board of directors to obtain an alternate transaction, damages, and attorneys’ fees and costs.

On April 10, 2015, a purported Globe Shareholder filed a putative class action lawsuit on behalf of Globe Shareholders challenging the Business Combination in the Court of Chancery of the State of Delaware. The action, captioned Int’l Union of Operating Engineers Local 478 Pension Fund v. Globe Specialty Metals, Inc., et al., C.A. No. 10899-VCG, named as defendants Globe, the members of its board of directors, its Chief Executive Officer, Grupo VM, FerroAtlántica, Globe Merger Sub and Holdco. The complaint made identical allegations and sought the same relief sought in City of Providence v. Globe Specialty Metals, Inc., et al., C.A. No. 10865-VCG.

On April 21, 2015, a purported Globe Shareholder filed a putative class action lawsuit on behalf of Globe Shareholders challenging the Business Combination in the Court of Chancery of the State of Delaware. The action, captioned Cirillo v. Globe Specialty Metals, Inc., et al., C.A. No. 10929-VCG, named as defendants Globe, the members of its board of directors, Grupo VM, FerroAtlántica, Globe Merger Sub and Holdco. The complaint alleged, among other things, that Globe’s directors, aided and abetted by Globe, Grupo VM, FerroAtlántica, Globe Merger Sub and Holdco, breached their fiduciary duties in agreeing to the Business Combination for inadequate consideration and that certain provisions in the Business Combination Agreement unfairly deterred a potential alternative transaction. The action sought to enjoin or rescind the Business Combination, disclosure of information, damages, and attorneys’ fees and costs.

On May 4, 2015, the Court of Chancery of the State of Delaware consolidated these four actions for all purposes into C.A. No. 10865-VCG, now captioned In re Globe Specialty Metals, Inc. Stockholders Litigation, Consolidated C.A. No. 10865-VCG. The Court further designated the complaint filed in C.A. No. 10865-VCG as the operative complaint in the consolidated action. Plaintiffs filed a motion for a preliminary injunction seeking to enjoin Globe from convening a special meeting of Globe Shareholders to vote on the proposal to adopt the Business Combination Agreement or consummating the Business Combination. In addition, Plaintiffs filed a motion for expedited proceedings, and supporting brief, in which they requested that the Court schedule a trial in this action before the Globe Shareholders vote on the Business Combination. Defendants filed an opposition brief in which they objected to Plaintiffs’ motion for expedited proceedings to the extent it seeks expansive discovery and an expedited trial on the merits in lieu of a preliminary injunction hearing. Subsequently, the parties reached agreement on the scope of expedited discovery. The Court scheduled a hearing on Plaintiffs’ motion for a preliminary injunction for August 26, 2015.

On June 15, 2015, Plaintiffs filed an amended consolidated class action complaint, realleging, among other things, that Globe’s board of directors and Chief Executive Officer, aided and abetted by Grupo VM, FerroAtlántica, Globe Merger Sub and Holdco, breached their fiduciary duties by entering into the Business Combination for inadequate consideration and that certain provisions in the Business Combination Agreement unfairly deterred a potential alternative transaction. The amended complaint further alleges that, among other things, Globe’s preliminary proxy statement/prospectus filed with the SEC on May 6, 2015, is materially misleading and incomplete, and that Globe’s board of directors and Chief Executive Officer breached their fiduciary duties by failing to disclose purportedly material information to shareholders in connection with the Business Combination. The amended complaint seeks, among other relief, an order enjoining the Defendants from consummating the proposed Business Combination; a declaration that the disclosures contained in the preliminary proxy statement/prospectus are deficient; damages; and attorneys’ fees and costs.

Globe, the Globe Board, Grupo VM, FerroAtlántica and the other defendants believe these lawsuits are without merit and intend to defend vigorously against these allegations.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of the material U.S. federal income tax consequences of the Globe Merger to U.S. holders and non-U.S. holders (each as defined below) of Globe Shares and of the ownership and disposition of the Holdco Ordinary Shares received by U.S. holders upon the consummation of the Globe Merger. The discussion is based on and subject to the Code, the U.S. Treasury Regulations promulgated thereunder, administrative rulings and court decisions in effect on the date hereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. The discussion assumes that holders of Globe Shares hold their Globe Shares, and will hold their Holdco Ordinary Shares, as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). The discussion also assumes that Holdco will not be treated as a U.S. corporation under Section 7874 of the Code. The discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders of Globe Shares in light of their personal circumstances, including any tax consequences arising under the Medicare contribution tax on net investment income, or to such shareholders subject to special treatment under the Code, such as:

•	banks, thrifts, mutual funds, insurance companies, and other financial institutions,

•	real estate investment trusts and regulated investment companies,

•	traders in securities who elect to apply a mark-to-market method of accounting,

•	brokers or dealers in securities,

•	tax-exempt organizations or governmental organizations,

•	dealers or brokers in securities or foreign currency,

•	individual retirement and other deferred accounts,

•	U.S. holders whose functional currency is not the U.S. dollar,

•	U.S. expatriates and former citizens or long-term residents of the United States,

•	“passive foreign investment companies,” “controlled foreign corporations,” and corporations that accumulate earnings to avoid U.S. federal income tax,

•	persons subject to the alternative minimum tax,

•	shareholders who hold their shares as part of a straddle, hedging, conversion, constructive sale or other risk reduction transaction,

•	except to the extent specifically set forth below, shareholders who own, or are deemed to own, five percent or more, by voting power or value, of Globe equity,

•	except to the extent specifically set forth below, U.S. holders who own at least five percent of Holdco (by vote or value) immediately after the Globe Merger within the meaning of U.S. Treasury Regulations Section 1.367(a)-3(c)(5)(ii) (“U.S. Five-Percent Transferees”),

•	“S corporations,” partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes or other pass-through entities (and investors therein),

•	persons deemed to sell their Globe Shares under the constructive sale provisions of the Code, and

•	shareholders who received their shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

The discussion does not address any non-income tax consequences or any foreign, state or local tax consequences. For purposes of this discussion, a U.S. holder means a beneficial owner of Globe Shares who is:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any subdivision thereof;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

A “non-U.S. holder” means a beneficial owner of Globe Shares that is not a U.S. holder or a partnership for U.S. federal income tax purposes.

If a partnership, including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes, holds Globe Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the Globe Merger and the ownership and disposition of the Holdco Ordinary Shares.

HOLDERS OF GLOBE SHARES SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE GLOBE MERGER TO THEM IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES OF THE GLOBE MERGER ARISING UNDER THE U.S. FEDERAL TAX LAWS OTHER THAN THOSE PERTAINING TO THE INCOME TAX, INCLUDING ESTATE OR GIFT TAX LAWS, OR UNDER ANY STATE, LOCAL OR NON-U.S. TAX LAWS OR UNDER ANY APPLICABLE INCOME TAX TREATY.

The Globe Merger

U.S. Holders

Tax-Free Treatment of the Globe Merger

The Globe Merger is intended to qualify for the Intended U.S. Tax Treatment, and it is a condition to Closing that Latham deliver to Globe, and Cravath deliver to Grupo VM, their respective opinions dated as of the Closing Date and substantially to the effect that the Globe Merger should qualify for the Intended U.S. Tax Treatment. The opinions will rely on certain assumptions, including assumptions regarding the absence of changes in existing facts and law and the completion of the Globe Merger in the manner contemplated by the Business Combination Agreement, covenants and representations made by Globe, FerroAtlántica and Holdco, including those contained in representation letters of officers of Globe, FerroAtlántica and Holdco. If any of those assumptions, covenants or representations is inaccurate, the opinions may be invalidated, and the U.S. federal income tax consequences of the Globe Merger could differ from those discussed here. In addition, the opinions are not binding on the IRS or any court, and none of Globe, FerroAtlántica, Grupo VM, Holdco or Globe Merger Sub intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the Globe Merger. Consequently, no assurance can be given that the IRS will not challenge the conclusions reflected in the opinions or that a court would not sustain such a challenge. Moreover, the tax opinions only address the Intended U.S. Tax Treatment and do not address other U.S. tax consequences, including those that would apply to a Significant Non-U.S. Holder if Globe constitutes or constituted a USRPHC at any time during the shorter of (1) the five-year period ending on the date of the Globe Merger and (2) the Significant Non-U.S. Holder’s holding period in such stock.

Subject to the limitations, exceptions, assumptions, and qualifications described herein and in the opinions of Latham, as counsel to Globe, and Cravath, as counsel to Grupo VM, filed as Exhibits 8.1 and 8.2, respectively, of this proxy statement/prospectus, it is the opinion of Latham and Cravath that the Globe Merger should have the following U.S. federal income tax consequences for U.S. holders other than certain U.S. Five-Percent Transferees (as discussed below):

•	none of Globe, Holdco or Globe Merger Sub should recognize gain or loss in the Globe Merger;

•	subject to the discussion below under “—Characterization of the Right to Receive Preferential Dividends”, holders of Globe Shares should not recognize gain or loss in the Globe Merger;

•	the tax basis of the Holdco Ordinary Shares received in the Globe Merger by a holder of Globe Shares should be the same as the tax basis of the Globe Shares exchanged therefor, as determined (i) separately for each block of Globe Shares held by the U.S. holder if the Globe Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, or (ii) based on the average basis of all Globe Shares exchanged in the Globe Merger by such U.S. holder if the Globe Merger qualifies only as a transaction described in Section 351(a) of the Code and not also as a “reorganization” within the meaning of Section 368(a) of the Code; and

•	the holding period for the Holdco Ordinary Shares received in the Globe Merger by a holder of Globe Shares should include the holding period of the Globe Shares exchanged therefor.

Assuming the Globe Merger qualifies for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code and/or as a transaction described in Section 351(a) of the Code, Holdco will be required to furnish the U.S. holders of Globe Shares with certain information relating to the general quantitative effect of the Globe Merger on the basis of a U.S. holder’s Globe Shares, including whether any adjustment should be determined separately for each block of Globe Shares held by a U.S. holder or based on the average basis of all Globe Shares exchanged in the Globe Merger by a U.S. holder.

However, if a U.S. holder has differing bases or holding periods in respect of Globe Shares, the U.S. holder should consult its tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular Holdco Ordinary Shares received in the Globe Merger.

As discussed below under the heading “—Substantiality Test”, the law regarding the application of Section 367(a) of the Code to the Globe Merger is not clear. Accordingly, the conclusions in the tax opinions are not free from doubt. Moreover, the tax opinions assume certain facts that are currently unknown, and cannot be relied upon if those assumptions, individually or in the aggregate, prove to be inaccurate in any material respect. For further information, see “—Substantiality Test” below.

Characterization of the Right to Receive Preferential Dividends

Under the terms of the Holdco Articles of Association, holders of Holdco Ordinary Shares will be entitled to receive a distribution equal to their pro rata share of any amounts received by Holdco under the R&W Policy (the “Preferential Dividends”). While not entirely free from doubt, Globe and Holdco believe that the right to receive payments of Preferential Dividends should not be treated as separate consideration paid for Globe Shares in the Globe Merger for U.S. federal income tax purposes, and therefore should not cause the recognition of income or gain at the time of the Globe Merger. However, if the IRS or a court disagrees and instead treats the right to receive payments of Preferential Dividends as separate merger consideration paid by Holdco in exchange for a portion of a holder’s Globe Shares, a U.S. holder of Globe Shares would recognize gain in an amount equal to the lesser of that holder’s pro rata share of the fair market value of the R&W Policy on the Closing Date or the amount of gain realized on the exchange of that holder’s Globe Shares for Holdco Ordinary Shares. Any gain so recognized would generally be long-term capital gain if the holder has held the Globe Shares for more than one year on the Closing Date.

Under this alternative characterization, Preferential Dividends, if any, would likely be treated upon receipt as non-taxable return of a U.S. holder’s adjusted tax basis in the right to receive Preferential Dividends (which would generally equal the amount of gain previously recognized). Any amount of Preferential Dividends in excess of basis would likely be treated as gain from the disposition of that right, and that gain would likely be capital. However, there are other possible characterizations of Preferential Dividend payments in excess of basis.

There is no direct authority with respect to the treatment of the right to receive Preferential Dividend payments, and there are other possible characterizations that are not discussed in this disclosure. You should therefore consult your tax advisors regarding the taxation of these rights.

Taxation Under Section 367(a)

Section 367(a) of the Code and the applicable U.S. Treasury Regulations promulgated thereunder provide that when a U.S. shareholder exchanges stock in a U.S. corporation for stock in a non-U.S. corporation in a transaction that would otherwise qualify as a “reorganization” within the meaning of Section 368(a) of the Code and/or a transaction described in Section 351(a) of the Code, the U.S. shareholder is required to recognize gain, but not loss, realized on such exchange unless certain requirements are met. Subject to the discussion below, we believe that the Globe Merger should satisfy such requirements and should not result in a U.S. holder of Globe Shares being required to recognize gain because of the application of Section 367(a)(1) of the Code.

Substantiality Test

One requirement of Section 367(a) of the Code is that the fair market value of Holdco must equal or exceed that of Globe at the Effective Time, taking into account certain special rules for measuring fair market value, including factors other than the Estimated Ownership Ratio (the “Substantiality Test”). For purposes of the Substantiality Test, certain distributions to its shareholders and stock repurchases made by Globe in the 36 months prior to the Closing Date must be included in the fair market value of Globe. The value of certain acquired passive assets (if any) held by Holdco and FerroAtlántica at the Effective Time, including passive assets resulting from the Estimated Grupo VM Adjustment, the Final Grupo VM Adjustment and any dispositions of assets, potentially would be excluded from the fair market value of Holdco. Changes in the relative fair market values of Globe and FerroAtlántica could also affect this calculation. The determination of fair market value for this purpose is complex, and may be unknown at the effective time of the registration statement. Moreover, the effects of certain changes in the passive assets held by FerroAtlántica between the effective time of the registration statement and the Effective Time on the determination of fair market value is uncertain under applicable law. While the tax opinions of Latham and Cravath will take into account this complexity in applying the legal rules, they will nevertheless be subject to these factual and legal uncertainties, and therefore no assurance can be given that the IRS will not challenge the conclusions reflected in the opinions or that a court would not sustain such a challenge. None of the parties intend to request a ruling from the IRS regarding the U.S. federal income tax consequences of the Globe Merger. Accordingly, it will not be possible to reach a definitive conclusion regarding the fair market values of Holdco and Globe at the Effective Time, and no assurance can be given that the IRS will not challenge the conclusions in the opinions or that a court would not sustain such a challenge.

Effect of Failing the Substantiality Test

If the IRS were to determine that at the Effective Time the fair market value of Globe exceeded that of Holdco or any other requirement under Section 367(a) for the non-recognition of gain by U.S. holders was not satisfied, then a U.S. holder of Globe Shares would recognize gain (but not loss) in an amount equal to the excess, if any, of the fair market value as of the Closing Date of Holdco Ordinary Shares received in the Globe Merger over such holder’s tax basis in the Globe Shares surrendered by the holder in the Globe Merger, as calculated separately for each block of Globe Shares held by the holder. Any gain so recognized would generally be long-term capital gain if the holder has held the Globe Shares for more than one year at the time the Globe Merger is completed, as determined separately for each block of Globe Shares held by the holder.

U.S. Five-Percent Transferees

A U.S. Five-Percent Transferee will be subject to rules and potential treatment that differ from those described above. For instance, a U.S. Five-Percent Transferee will qualify for non-recognition treatment as described herein only if the shareholder files a Gain Recognition Agreement with the IRS. The requirements for and effects of entering into and complying with a Gain Recognition Agreement are complex and are not discussed herein. Additionally, information reporting and backup withholding requirements may apply to U.S. Five-Percent Transferees. Any U.S. Five-Percent Transferee is urged to consult with his or her tax advisor regarding tax consequences of the Merger to them, including the decision to file a Gain Recognition Agreement and the procedures to be followed in connection with such filing.

The Globe Merger as a Taxable Disposition

If the Globe Merger were treated neither as a “reorganization” within the meaning of Section 368(a) of the Code nor as a transaction described in Section 351(a) of the Code, then each U.S. holder of Globe Shares would recognize gain or loss equal to the difference between the sum of the fair market value of the Holdco Ordinary Shares and its tax basis in the Globe Shares surrendered in exchange therefor, as calculated separately for each block of Globe Shares held by the U.S. holder. Any such gain or loss so recognized would generally be long-term capital gain or loss if the U.S. holder has held the Globe Shares for more than one year on the Closing Date, as determined separately for each block of Globe Shares held by the U.S. holder. The deductibility of capital losses is subject to limitations.

If a U.S. holder has differing bases or holding periods in respect of separate blocks of Globe Shares, the U.S. holder should consult its tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular Holdco Ordinary Shares received in the Globe Merger.

Non-U.S. Holders

Whether or not the Globe Merger is treated as a taxable transaction, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain recognized in the Globe Merger unless:

•	the recognized gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, or if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the sale or disposition, and certain other requirements are met; or

•	the non-U.S. holder is a Significant Non-U.S. Holder and the Globe Shares constitute or constituted a U.S. real property interest because Globe is or was a USRPHC at any time during the shorter of (1) the five-year period ending on the date of the Globe Merger and (2) the Significant Non-U.S. Holder’s holding period in such stock.

Unless an applicable treaty provides otherwise, the recognized gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such non-U.S. holder were a U.S. person (see “U.S. Holders” above). A non-U.S. holder that is a corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Recognized gain described in the second bullet point above generally will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by U.S.-source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point, Significant Non-U.S. Holders would have to recognize gain on the exchange of Globe Shares for Holdco Ordinary Shares (whether or not the Globe Merger qualified for the Intended U.S. Tax Treatment) if Globe constituted a USRPHC on the date of the Globe Merger (or was a USRPHC at any time during the five year period ending on the date of the Globe Merger). Globe would be a USRPHC if the fair market value of its “United States real property interests” (as defined in the Code and applicable U.S. Treasury Regulations) equals or exceeds fifty percent of the sum of the fair market value of its worldwide real property interests and its other assets that are used or held for use in a trade or business. It is uncertain whether Globe was or will become a USRPHC prior to the Effective Time. If Globe were or became a USRPHC, the Globe Shares will be treated as U.S. real property interests with respect to Significant Non-U.S. Holders. For such holders, the recognized gain generally would be treated as effectively connected with a U.S. trade or business, as described above. Significant Non-U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of the Globe Merger.

Ownership of Holdco Ordinary Shares

The following is a discussion of certain material U.S. federal income tax consequences of the ownership and disposition of Holdco Ordinary Shares to holders who receive such Holdco Ordinary Shares pursuant to the Globe Merger and assumes that Holdco will be resident exclusively in the United Kingdom for tax purposes.

U.S. Holders

Taxation of Dividends

Dividends will generally be taxed as ordinary income to U.S. holders to the extent that they are paid out of Holdco’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. As such, subject to the following discussion of special rules applicable to PFICs (as defined below) and, assuming that Holdco Ordinary Shares continue to be listed on NASDAQ and certain holding-period requirements are met, the gross amount of the dividends paid by Holdco to U.S. holders may be eligible to be taxed at lower rates applicable to dividends paid by a “qualified foreign corporation.” Dividends paid by Holdco will not qualify for the dividends received deduction under Section 243 of the Code otherwise available to corporate shareholders. In general, and subject to the discussion below, the dividend income will be treated as foreign source passive income for U.S. federal foreign tax credit limitation purposes.

To the extent that the amount of any dividend exceeds Holdco’s current and accumulated earnings and profits for a taxable year, the excess will first be treated as a tax-free return of capital, causing a reduction in the U.S. holder’s adjusted basis in Holdco Ordinary Shares. The balance of any excess will be taxed as capital gain, which would be long-term capital gain if the holder has held the Holdco Ordinary Shares for more than one year at the time the dividend is received. Assuming that the Globe Merger qualifies for the Intended U.S. Tax Treatment, then the period of time during which a U.S. holder will be treated as having held the Holdco Ordinary Shares will generally include the time period during which such U.S. holder held its Globe Shares.

It is possible that Holdco is, or at some future time will be, at least 50% owned by U.S. persons. Dividends paid by a foreign corporation that is at least 50% owned by U.S. persons may be treated as U.S. source income (rather than foreign source passive income) for foreign tax credit purposes to the extent the foreign corporation has more than an insignificant amount of U.S. source income. The effect of this rule may be to treat a portion of any dividends paid by Holdco as U.S. source income, which may limit a U.S. holder’s ability to claim a foreign tax credit with respect to foreign taxes payable or deemed payable in respect of the dividends or other foreign source passive income. The Code permits a U.S. holder entitled to benefits under the United Kingdom-United States Income Tax Treaty to elect to treat any Holdco dividends as foreign source income for foreign tax credit purposes if the dividend income is separated from other income items for purposes of calculating the U.S. holder’s foreign tax credit with respect to U.K. taxes withheld, if any, on the distribution of such dividend income. U.S. holders should consult their own tax advisors about the desirability and method of making such an election.

The amount of any dividend paid in foreign currency will be the U.S. dollar value of the foreign currency distributed by Holdco, calculated by reference to the exchange rate on the date the dividend is includible in the U.S. holder’s income, regardless of whether the payment is in fact converted into U.S. dollars on the date of receipt.

Generally, a U.S. holder should not recognize any foreign currency gain or loss if the foreign currency is converted into U.S. dollars on the date the payment is received. However, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. holder includes the dividend payment in income to the date such U.S. holder actually converts the payment into U.S. dollars will be treated as ordinary income or loss. That currency exchange or loss (if any) generally will be income or loss from U.S. sources for foreign tax credit purposes.

Holdco Ordinary Share Preferential Dividends

While not entirely free from doubt, Globe and Holdco believe that any Preferential Dividends should be treated as distributions by Holdco and will be taxable as described above under “—Taxation of Dividends”. However, the IRS could seek to characterize the right to receive Preferential Dividends as separate merger consideration paid by Holdco in exchange for a portion of a holder’s Globe Shares, as detailed in the discussion of the treatment of Preferential Dividends under “The Globe Merger—U.S. Holders—Characterization of the Right to Receive Preferential Dividends.”

Sale, Exchange or Other Taxable Disposition

Subject to the following discussion of special rules applicable to PFICs, a U.S. holder will generally recognize taxable gain or loss on the sale, exchange or other taxable disposition of Holdco Ordinary Shares in an amount equal to the difference between the amount realized on such taxable disposition and the holder’s tax basis in the Holdco Ordinary Shares.

The source of any such gain or loss is generally determined by reference to the residence of the holder such that it generally will be treated as U.S. source income for foreign tax credit limitation purposes in the case of a sale, exchange or other taxable disposition by a U.S. holder. However, the Code permits a U.S. holder entitled to benefits under the United Kingdom-United States Income Tax Treaty to elect to treat any gain or loss on the sale, exchange or other taxable disposition of Holdco Ordinary Shares as foreign source income for foreign tax credit purposes if the gain or loss is sourced outside of the United States under the United Kingdom-United States Income Tax Treaty and such gain or loss is separated from other income items for purposes of calculating the U.S. holder’s foreign tax credit. U.S. holders should consult their own tax advisors about the desirability and method of making such an election.

Gain or loss realized on the sale, exchange or other taxable disposition of Holdco Ordinary Shares generally will be capital gain or loss and will be long-term capital gain or loss if the Holdco Ordinary Shares have been held for more than one year. Assuming that the Globe Merger qualifies for the Intended U.S. Tax Treatment, then the period of time during which a U.S. holder will be treated as having held the Holdco Ordinary Shares will generally include the time period during which such U.S. holder held its Globe Shares. The deduction of capital losses is subject to limitations.

Passive Foreign Investment Company Considerations

A foreign corporation is a “passive foreign investment company” (a “PFIC”) if, after the application of certain “look-through” rules, (1) at least 75% of its gross income is “passive income” as that term is defined in the relevant provisions of the Code, or (2) at least 50% of the average value of its assets produce “passive income” or are held for the production of “passive income.” The determination as to PFIC status is made annually. If a U.S. holder is treated as owning PFIC stock, the U.S. holder will be subject to special rules generally intended to reduce or eliminate the benefit of the deferral of U.S. federal income tax that results from investing in a foreign corporation that does not distribute all of its earnings on a current basis. These rules may adversely affect the tax treatment to a U.S. holder of dividends paid by Holdco and of sales, exchanges and other dispositions of Holdco Ordinary Shares, and may result in other adverse U.S. federal income tax consequences.

We believe that Holdco should not be a PFIC immediately after Closing, and we do not expect that Holdco will become a PFIC in the future. However, there can be no assurance that the IRS will not successfully challenge this position or that Holdco will not become a PFIC at some future time as a result of changes in Holdco’s assets, income or business operations. U.S. holders should consult their own tax advisors about the determination of Holdco’s PFIC status and the U.S. federal income tax consequences of holding the Holdco Ordinary Shares if Holdco is considered a PFIC in any taxable year.

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to dividends received by U.S. holders of the Holdco Ordinary Shares and the proceeds received on the disposition of the Holdco Ordinary Shares effected within the United States (and, in certain cases, outside the United States), paid to U.S. holders other than certain exempt recipients (such as corporations). Backup withholding may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent or the U.S. holder’s broker) or is otherwise subject to backup withholding. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Individuals that own “specified foreign financial assets” with an aggregate value in excess of specified thresholds generally are required to file an information report (IRS Form 8938) with respect to such assets with their tax returns. Holdco Ordinary Shares generally will constitute specified foreign financial assets subject to these reporting requirements, unless the Holdco Ordinary Shares are held in an account at certain financial institutions. Under certain circumstances, an entity may be treated as an individual for purposes of these rules. U.S. holders should consult their own tax advisors regarding information reporting requirements relating to their ownership of Holdco Ordinary Shares, and the significant penalties to which they may be subject for failure to comply.

Non-U.S. holders may be required to comply with certification and identification procedures in order to establish an exemption from information reporting and backup withholding.

MATERIAL UNITED KINGDOM TAX CONSEQUENCES

The following paragraphs are intended as a general guide to current U.K. tax law and the published practice of HMRC applying as at the date of this document (both of which are subject to change at any time, possibly with retrospective effect) relating to the Globe Merger and the tax treatment of certain holders of Holdco Shares. They do not constitute legal or tax advice and do not purport to be a complete analysis of all U.K. tax consequences relating to the Globe Merger and the tax treatment of certain holders of Holdco Shares. They relate only to persons who are absolute beneficial owners of Globe Shares or, as relevant, Holdco Shares and who are resident for tax purposes in (and only in) the U.K. (except to the extent that the position of non-U.K. resident persons is expressly referred to).

These paragraphs may not relate to certain classes of holders of Globe Shares or, as relevant, Holdco Shares, such as (but not limited to):

•	persons who are connected with Globe or Holdco;

•	insurance companies;

•	charities;

•	collective investment schemes;

•	pension schemes;

•	brokers or dealers in securities or persons who hold Globe Shares or Holdco Shares otherwise than as an investment;

•	persons who have (or are deemed to have) acquired their Globe Shares or Holdco Shares by virtue of an office or employment or who are or have been officers or employees of Globe, Holdco or any of their affiliates; and

•	individuals who are subject to U.K. taxation on a remittance basis.

Holders of Globe Shares or Holdco Shares who are in any doubt about their taxation position, or who are resident or otherwise subject to taxation in a jurisdiction outside the U.K., should consult an appropriate independent professional tax advisor immediately.

Material U.K. Tax Consequences of the Globe Merger

Globe Merger

The receipt of Holdco Ordinary Shares by a Globe Shareholder in respect of, and in proportion to, such shareholder’s Globe Shares pursuant to the Globe Merger may be treated as a scheme of reconstruction for the purposes of U.K. capital gains tax and corporation tax on chargeable gains (“CGT”). On that basis and subject to the comments below in relation to section 137 of the U.K. Taxation of Chargeable Gains Act 1992 (which we refer to in this proxy statement/prospectus as the “TCGA”), a Globe Shareholder would not be treated as making a disposal of their Globe Shares and, therefore, no liability for CGT would arise in respect of the receipt of Holdco Ordinary Shares by a Globe Shareholder pursuant to the Globe Merger. For the purposes of CGT, the Holdco Ordinary Shares received by a Globe Shareholder would be treated as the same asset, acquired at the same time and for the same amount, as the Globe Shares in respect of which they are issued.

If the “rollover” treatment described above is not available, a Globe Shareholder would be treated as having made a full disposal of their Globe Shares and may, depending on such shareholder’s personal circumstances, be liable to pay CGT.

Under Section 137 of the TCGA, any Globe Shareholder who holds (either alone or together with other persons connected with them) more than 5% of, or of any class of, shares in or debentures of Globe will not in any event receive the possible “rollover” treatment described above if the Globe Merger has not been effected for bona fide commercial reasons or if it forms part of a scheme or arrangement of which the main purpose, or one of the main purposes, is the avoidance of liability for CGT. It is possible to apply for statutory clearance from HMRC under Section 138 of the TCGA confirming that this anti-avoidance provision does not apply. No application for clearance has been made to HMRC under Section 138 of the TCGA in respect of the receipt of Holdco Ordinary Shares pursuant to the Globe Merger. For the avoidance of doubt, please note that any Globe Shareholder who does not hold (either alone or together with other persons connected with them) more than 5% of, or of any class of, shares in or debentures of Globe would not fall within this anti-avoidance provision.

The rules governing the interaction of the substantial shareholding exemption, set out in Section 192A and Schedule 7AC of the TCGA, and the possible “rollover” treatment described above are complex. Globe Shareholders who consider that they may be eligible for the substantial shareholding exemption should consult their own tax advisors immediately.

U.K. Stamp Duty and SDRT

No liability to U.K. stamp duty or SDRT should generally arise on the issue of the Holdco Ordinary Shares pursuant to the Globe Merger.

Material U.K. Tax Consequences of Holding Ordinary Shares in Holdco

Taxation of Dividends

Withholding Tax

Holdco will not be required to withhold or deduct for or on account of U.K. tax at source from dividend payments it makes to shareholders.

Individuals

A holder of Holdco Shares who is an individual resident in the United Kingdom for tax purposes and who receives a dividend from Holdco will be entitled, subject to certain exceptions, to a tax credit which may be set off against his total U.K. income tax liability. The tax credit will be equal to 10% of the aggregate of the dividend and the tax credit (the “gross dividend”), which is also equal to one-ninth of the amount of the cash dividend received.

An individual holder of Holdco Shares who is within the charge to U.K. income tax but not at either the higher or the additional rate will be subject to U.K. income tax on the gross dividend at the rate of 10%. The tax credit will, in consequence, satisfy in full the holder’s liability to U.K. income tax on the gross dividend.

An individual holder of Holdco Shares who is liable to U.K. income tax at the higher rate will be subject to U.K. income tax on the gross dividend at the rate of 32.5% for the tax year 2015/2016, to the extent that the gross dividend falls above the threshold for the higher rate of U.K. income tax but below the threshold for the additional rate of U.K. income tax when it is treated as the top slice of the holder’s income. The tax credit will, in consequence, only partially satisfy that U.K. resident individual shareholder’s U.K. income tax liability on the gross dividend and, accordingly, such shareholders will have to account for U.K. income tax equal to 22.5% of the gross dividend (or 25% of the cash dividend received).

An individual holder of Holdco Shares who is liable to U.K. income tax at the additional rate will be subject to U.K. income tax on the gross dividend at the rate of 37.5% for the tax year 2015/2016. The tax credit will, in consequence, only partially satisfy that U.K. resident individual shareholder’s U.K. income tax liability on the gross dividend and, accordingly, such shareholders will have to account for U.K. income tax equal to 27.5% of the gross dividend (or 30.56% of the cash dividend received).

Dividend income is treated as the top slice of the total income chargeable to U.K. income tax. Whether an individual holder of Holdco Shares who is liable to U.K. income tax in respect of a dividend is liable to that tax at the higher or additional rate or not will depend on the particular circumstances of that shareholder.

A U.K. resident individual holder of Holdco Shares whose liability for U.K. income tax in respect of a dividend received from Holdco is less than the tax credit attaching to the dividend will not be entitled to any payment from HMRC in respect of any part of the tax credit attaching to the dividend.

Companies

A corporate holder of Holdco Shares which is resident for tax purposes in the U.K. and which is a “small company” for the purposes of Chapter 2 of Part 9A of the U.K. Corporation Tax Act 2009 will not be subject to U.K. corporation tax on any dividend received from Holdco provided certain conditions are met (including an anti-avoidance condition).

Other corporate holders of Holdco Shares which are resident for tax purposes in the U.K. will not be subject to U.K. corporation tax on any dividend received from Holdco so long as the dividends fall within an exempt class and certain conditions are met (including anti-avoidance conditions).

Non-U.K. resident shareholders

A shareholder resident outside the U.K. for tax purposes and who holds Holdco Shares as an investment will not generally be liable to tax in the U.K. on any dividend received from Holdco, but would also not be able to claim payment from HMRC of any part of the tax credit attaching to a dividend received from Holdco, although this will depend on the existence and terms of any double taxation treaty between the U.K. and the country in which such shareholder is resident for tax purposes.

A non-U.K. resident shareholder may also be subject to taxation on dividend income under local law. A shareholder who is not solely resident in the U.K. for tax purposes should consult his own tax advisers concerning his tax liabilities (in the U.K. and any other country) on dividends received from Holdco, whether he is entitled to claim any part of the tax credit and, if so, the procedure for doing so, and whether any double taxation relief is due in any country in which he is subject to tax.

Taxation of Chargeable Gains

A disposal or deemed disposal of Holdco Shares by a shareholder resident for tax purposes in the U.K. may, depending on the shareholder’s circumstances and subject to any available exemptions or reliefs, give rise to a chargeable gain or an allowable loss for the purposes of CGT.

Individuals

A holder of Holdco Shares who is an individual resident in the United Kingdom for tax purposes and whose total taxable gains and income in a given tax year, including any gains made on the disposal or deemed disposal of his Holdco Shares, are less than or equal to the upper limit of the income tax basic rate band applicable in respect of that tax year (the “Band Limit”) will generally be subject to CGT at a flat rate of 18% in respect of any gain arising on a disposal or deemed disposal of his Holdco Shares.

A holder of Holdco Shares who is an individual resident in the United Kingdom for tax purposes and whose total taxable gains and income in a given tax year, including any gains made on the disposal or deemed disposal of his Holdco Shares, are more than the Band Limit will generally be subject to CGT at a flat rate of 18% in respect of any gain arising on a disposal or deemed disposal of his Holdco Shares (to the extent that, when added to the holder’s other taxable gains and income in that tax year, the gain is less than or equal to the Band Limit) and at a flat rate of 28% in respect of the remainder of the gain arising on a disposal or deemed disposal of his Holdco Shares.

No indexation allowance will be available to an individual holder of Holdco Shares in respect of any disposal or deemed disposal of Holdco Shares. However, each individual has an annual exemption, such that CGT is chargeable only on gains arising from all sources during the tax year in excess of this figure. The annual exemption is £11,100 for the tax year 2015/2016.

Companies

If a corporate holder of Holdco Shares becomes liable to U.K. corporation tax on the disposal of Holdco Shares, the main rate of U.K. corporation tax (20% for the financial year 2015) would apply. For holders of Holdco Shares within the charge to U.K. corporation tax, indexation allowance may be available to reduce any chargeable gain arising (but not to create or increase any allowable loss) on a disposal of Holdco Shares.

Non-U.K. resident shareholders

A holder of Holdco Shares not resident for tax purposes in the U.K. should not normally be liable for CGT on a disposal of Holdco Shares. However, a holder of Holdco Shares that carries on a trade, profession or vocation in the U.K. through a branch, agency or permanent establishment and has used, held or acquired Holdco Shares for the purposes of that trade, profession or vocation or that branch, agency or permanent establishment may, upon disposal of such shares and depending on individual circumstances, be liable to a chargeable gain or allowable loss in respect of such disposal. An individual holder of Holdco Shares who has ceased to be resident for tax purposes in the U.K. for a period of less than five years and who disposes of Holdco Shares during that period may be liable on his or her return to the U.K. to U.K. tax on any capital gain realized (subject to any available exemption or relief).

Stamp Duty and SDRT

The discussion below relates to holders of Holdco Shares wherever resident.

Transfers of Holdco Shares within a clearance system should not give rise to a liability to U.K. stamp duty or SDRT, provided that no instrument of transfer is entered into and that no election that applies to the Holdco Shares is, or has been, made by the clearance system under Section 97A of the U.K. Finance Act 1986.

A transfer of Holdco Shares from within a clearance system or depositary system out of that clearance system or depositary system and any subsequent transfers that occur entirely outside such systems, including the repurchase of its shares by Holdco, will generally be subject to UK stamp duty or SDRT at a rate of 0.5% of any consideration, which is payable by the transferee of the shares. If such shares are redeposited into a clearance system or depositary system, the redeposit will attract stamp duty or SDRT at the higher 1.5% rate.

Transfers of Holdco Shares within a clearance system or depositary system where an election has been made by the clearance system or depositary system under Section 97A of the U.K. Finance Act 1986 will generally be subject to SDRT (rather than U.K. stamp duty) at the rate of 0.5% of the amount or value of the consideration.

MATERIAL SPANISH TAX CONSEQUENCES

The FerroAtlántica Stock Exchange is intended to either (1) qualify as a “share-for-share exchange” (canje de valores) under the Spanish corporate income tax neutrality framework and thus benefit from the tax neutrality regime, or (2) not generate Spanish taxable income for Grupo VM pursuant to the Spanish corporate income tax participation exemption, as determined by Grupo VM in its own discretion (the “Intended Spanish Tax Treatment”). It is a condition to Closing that Uría Menéndez Abogados, S.L.P. deliver to Grupo VM an opinion dated as of the Closing Date to the effect that the FerroAtlántica Stock Exchange should qualify for the Intended Spanish Tax Treatment. The conclusions in this opinion will rely on a number of factual and legal assumptions related to Grupo VM, Holdco, FerroAtlántica and its subsidiaries, and will refer exclusively to Spain and Spanish laws currently in force and to current Spanish administrative interpretations.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS OF HOLDCO

The unaudited pro forma condensed combined financial information for VeloNewco Limited (“Holdco”) presents the condensed combined financial information giving effect to the proposed transactions among Grupo FerroAtlántica, S.A.U. (“FerroAtlántica”), Globe Specialty Metals, Inc. (“Globe”) and Holdco as described below. The pro forma financial information is not necessarily indicative of what the combined company’s condensed consolidated financial position or results of operations actually would have been had the proposed transactions been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company. The pro forma adjustments are based on the information available at the time of the preparation of this proxy statement/prospectus.

The unaudited pro forma condensed combined statement of financial position gives effect to the proposed transactions as if they had occurred on December 31, 2014 and the unaudited pro forma condensed combined income statement for the year ended December 31, 2014 is presented as if the proposed transactions had been consummated on January 1, 2014. The historical financial statements have been adjusted in the pro forma financial information to give effects to events that are (1) directly attributable to the transactions, (2) factually supportable, and (3) with respect to the income statement, expected to have a continuing impact on the combined company. The unaudited pro forma condensed combined income statement does not reflect any non-recurring charges directly related to the proposed transactions that we may incur upon completion of the transactions. Further, because the tax rate used for the pro forma financial information is an estimated statutory tax rate, it will likely vary from the actual effective rate in periods subsequent to completion of the proposed transactions, and no adjustment has been made to the unaudited pro forma condensed combined financial information as it relates to limitations on the ability to utilize deferred tax assets, such as those related to net operating losses and tax credit carryforwards, as a result of the proposed transactions.

The unaudited pro forma condensed combined financial information should be read in conjunction with the historical consolidated financial statements and notes thereto of Holdco, FerroAtlántica and Globe, which are included elsewhere in this proxy statement/prospectus.

The proposed transactions will be effected pursuant to the Business Combination Agreement entered into between the parties in three principal transaction steps:

1)	Formation of Holdco as a private limited company by issuing 15 ordinary shares of $1.00 (which simultaneously with the proposed transactions below are consolidated into 2 ordinary shares of $7.50), and a subsequent increase of Holdco’s share capital by £50,000 by the issuance of 50,000 sterling non-voting redeemable preference shares (the “Non-voting Shares”) and a conversion of Holdco to a public limited liability company.

2)	Holdco will then acquire from Grupo Villar Mir, S.A.U. (“Grupo VM”) all of the issued and outstanding ordinary shares, par value €1,000 per share, of FerroAtlántica (“FerroAtlántica Shares”) in exchange for 98,078,161 newly issued Class A ordinary shares, nominal value $7.50 per share, of Holdco (“Holdco Class A Shares”), after which FerroAtlántica will be a wholly owned subsidiary of Holdco. We refer to the acquisition of the FerroAtlántica Shares by Holdco in exchange for Holdco Class A Shares as the “FerroAtlántica Stock Exchange”. Immediately following the FerroAtlántica Stock Exchange Holdco will redeem the Non-voting Shares.

3)	Immediately after the FerroAtlántica Stock Exchange, Gordon Merger Sub, Inc., a wholly owned subsidiary of Holdco (“Globe Merger Sub”) will merge with and into Globe, and each outstanding share of common stock, par value $0.0001 per share, of Globe (“Globe Shares”), will be converted into the right to receive one newly issued ordinary share, nominal value $7.50 per share, of Holdco (“Holdco Ordinary Shares”). We refer to the merger of Globe Merger Sub with and into Globe as the “Globe Merger”.

We refer to the FerroAtlántica Stock Exchange, the Globe Merger and the other transactions contemplated by the Business Combination Agreement as the “Business Combination”. The Holdco Ordinary Shares and the Holdco Class A Shares have the same rights, powers and preferences, and vote together as a single class, except for the right of the holders of Holdco Ordinary Shares to receive the net proceeds, if any, of the R&W Policy. The R&W Policy insures Holdco against breaches of certain representations and warranties made by Grupo VM and FerroAtlántica in the Business Combination Agreement, subject to the deductibles, caps and other limitations contained in the insurance policy. Holdco would be required to distribute the aggregate net proceeds under the R&W Policy, if any, to the holders of the Holdco Ordinary Shares. Holders of Holdco Class A Shares would not be entitled to participate in this distribution. As of the date of this proxy statement / prospectus, the parties have no factually supportable basis to conclude that any claims would be made under the R&W Policy.

The 50,000 Non-voting Shares will not be outstanding following the consummation of the proposed transactions. For a summary of the Business Combination, see “The Business Combination Agreement” which is included elsewhere in this proxy statement/prospectus.

The Business Combination will be accounted for using the following treatment:

1)	The FerroAtlántica Stock Exchange is a reorganization that does not give rise to any change of control, and therefore is outside the scope of the application of International Financial Reporting Standard (“IFRS”) 3, Business Combinations (“IFRS 3”). Accordingly, it will be accounted for as a common control transaction measured at carrying values (i.e. using FerroAtlántica predecessor book values).

2)	The Globe Merger will be accounted for using the acquisition method of accounting for business combinations under IFRS 3, with FerroAtlántica treated as the accounting acquirer. Under this method of accounting, any excess of (i) the aggregate of the acquisition consideration transferred and any non-controlling interest in Globe over (ii) the aggregate of the fair values as of the closing date of the Business Combination of the assets acquired and liabilities assumed will be recorded as goodwill. The “Acquisition Consideration” is the fair value on the closing date of the Business Combination of the consideration given. The acquisition accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. In addition, the value of the Holdco Ordinary Shares to be issued to Globe Shareholders pursuant to the Business Combination Agreement will be determined based on the trading price of the Globe Shares at the date of completion of the transactions. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Following completion of the transactions, final valuations will be performed and management anticipates that the values assigned to the assets acquired and liabilities assumed will be finalized during the one-year measurement period following the date of completion of the transactions. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information and the combined company’s future results of operations and financial position.

The unaudited pro forma condensed combined financial information does not reflect and does not give effect to any integration costs that may be incurred as a result of the acquisition and operating, financial and working capital synergies. The unaudited pro forma condensed combined financial information is only presented for indicative purposes with respect to the future consolidated results of operations, which may develop differently than expected. The unaudited pro forma adjustments are based on available information and certain assumptions that FerroAtlántica and Globe’s management believe are reasonable for purposes of this document.

VeloNewco Limited

Unaudited Pro Forma Condensed Combined Income Statement

For the Year Ended December 31, 2014 (in thousands of U.S. dollars, except per share data)

	Ferro Atlántica	Globe in IFRS*	Pro Forma Adjustments	Note	Holdco Pro Forma

Sales	$1,466,304	$805,516	$—		$2,271,820

Cost of sales	(889,561)	(445,285)	—		(1,334,846)

Other operating income	6,891	2,836	—		9,727

Staff cost	(218,043)	(147,239)	—		(365,282)

Other operating expenses	(165,491)	(99,335)	(72)	5	(264,898)

Depreciation, amortization and allowances	(74,752)	(46,946)	(35,091)	4	(156,789)

Operating profit before impairment losses, net gains/losses on disposals of non-current assets, gains/losses on disposals of non-current assets and other gains and losses	125,348	69,547	(35,163)		159,732

Net impairment losses	(399)	—	—		(399)

Net gains/ losses due to changes in value of assets	(9,472)	—	—		(9,472)

Gains/ Losses on disposals of non-current and financial assets	555	(738)	—		(183)

Other gains and losses	(60)	—	—		(60)

Operating profit	115,972	68,809	(35,163)		149,618

Finance income	4,771	73	—		4,844

Finance expense	(37,105)	(4,713)	—		(41,818)

Exchange differences	7,800	(3,002)	—		4,798

Profit before tax	91,438	61,167	(35,163)		117,442

Income tax**	(59,707)	(28,572)	8,247	4	(80,032)

Profit for the year	31,731	32,595	(26,916)		37,410

(Profit) Loss attributable to non-controlling interest	6,706	(2,910)	5,639	4	9,435

Profit attributable to the parent	$38,437	$29,685	$(21,277)		$46,845

Earnings per share (basic and diluted)				7	$0.27

*	Includes the impact of adjustments to Globe to align its fiscal year end and conform to the Combined Group’s IFRS Accounting Policies. See Notes 1 and 2.
**	Considers the tax effects of adjustments attributable to the parent, applying statutory tax rates of 28%.

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial information.

VeloNewco Limited

Unaudited Pro Forma Condensed Combined Statement of Financial Position

As of December 31, 2014 (in thousands of U.S. dollars)

	Ferro Atlántica	Globe in IFRS*	Pro Forma Adjustments	Note	Holdco Pro Forma

ASSETS	$1,388,158	$834,597	$1,117,931		$3,340,686

Non-current assets	$584,736	$516,631	$1,138,876		$2,240,243

Goodwill	2,642	43,343	(43,343)	4	813,338

			810,696	4

Other intangible assets	50,449	477	(477)	4	225,449

			175,000	4

Property, plant and equipment	479,546	463,091	199,000	4	1,141,637

Non-current financial assets and receivables from Group companies	8,360	5,973	(2,000)	4	12,333

Deferred tax assets	20,606	2,542	—		23,148

Other non-current assets	23,133	1,205	—		24,338

Current assets	$803,422	$317,966	$(20,945)		$1,100,443

Inventories	439,017	117,753	13,000	4	569,770

Trade and other receivables	296,847	67,644	—		364,491

Current receivables from Group companies	11,729	—	—		11,729

Current income tax assets	372	—	—		372

Other current assets	6,806	28,036	—		34,842

Cash and cash equivalents	48,651	104,533	(33,945)	6	119,239

	Ferro Atlántica	Globe in IFRS*	Pro Forma Adjustments	Note	Holdco Pro Forma

EQUITY AND LIABILITIES	$1,388,158	$834,597	$1,117,931		$3,340,686

Equity	$507,677	$519,370	$1,001,418	6	$2,028,465

Non-current liabilities	$468,585	$224,186	$118,656		$811,427

Provisions	50,317	36,885	—		87,202

Bank borrowings	244,772	124,456	—		369,228

Obligations under finance leases	109,048	5,978	—		115,026

Other financial liabilities	10,467	—	—		10,467

Other non-current liabilities	4,350	9,448	(5,726 6,182)	4 5	14,254

Deferred tax liabilities	49,631	47,419	118,200	4	215,250

Current liabilities	$411,896	$91,041	$(2,143)		$500,794

Provisions	6,349	968	—		7,317

Bank borrowings	147,227	72	—		147,299

Obligations under finance leases	11,634	2,523	—		14,157

Payables to Group companies	20,405	—	—		20,405

Trade and other payables	155,786	42,546	—		198,332

Current income tax liabilities	3,721	—	—		3,721

Other current liabilities	66,774	44,932	(12,454 10,311)	4 5	109,563

*	Includes the impact of adjustments to Globe to conform to the Combined Group’s IFRS Accounting Policies. See note 2.

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

In thousands of U.S. dollars, except per share data

Note 1—Basis of Presentation

The unaudited pro forma condensed combined financial information for Holdco presents the condensed combined financial information giving effect to the proposed combination of FerroAtlántica and Globe under Holdco, in a transaction to be accounted for as a business combination under IFRS 3, with FerroAtlántica treated as the accounting acquirer. The unaudited pro forma condensed combined statement of financial position has been prepared as if the Business Combination had occurred on December 31, 2014. The unaudited pro forma condensed combined income statement for the year ended December 31, 2014 has been prepared as if the Business Combination had occurred on January 1, 2014. For a summary of the Business Combination, see “The Business Combination Agreement” which is included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), following FerroAtlántica’s accounting policies and in its reporting currency of U.S. dollars (“USD”). It is expected that FerroAtlántica’s IFRS-based accounting policies will form the basis of Holdco’s accounting policies after the proposed transactions, which we refer to as the “Combined Group’s IFRS Accounting Policies” throughout this document.

The Globe pre-acquisition consolidated income statements and consolidated balance sheets used in the preparation of the unaudited pro forma condensed combined financial information differ from the Globe historical financial statements included elsewhere in this proxy statement/prospectus due to the following reasons:

1)	The pre-acquisition financial statements used in the preparation of the pro forma information have been prepared on a basis consistent in all material respects with the Combined Group’s IFRS Accounting Policies. The Globe historical financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

2)	Globe’s historical financial statements are based on a fiscal year end of June 30, while Holdco’s fiscal year ends December 31. The pre-acquisition consolidated income statements and consolidated balance sheets used in the preparation of the pro forma financial information were aligned with Holdco’s fiscal year by using Globe’s June 30, 2014 consolidated statements of operations as filed with Globe’s Current Report on Form 8-K, filed on May 5, 2015, and subtracting the quarterly data from Globe’s first and second quarters of fiscal 2014 and adding Globe’s first and second quarters of fiscal 2015 from Globe’s corresponding reviewed Quarterly Reports on Form 10-Q, as described below in this Note 1.

The following table illustrates in detail how Globe’s U.S. GAAP 12-months ended December 31, 2014 results of operation was derived from its audited June 30, 2014 financial statements and the reviewed quarterly financial statements:

	Globe 12 months ended 6/30/14 (1)	Globe last 6 months of 2013 – subtracted (2)	Globe last 6 months of 2014 – added (3)	Globe 12 months ended 12/31/14

Net sales	$752,817	$351,400	$404,099	$805,516

Cost of goods sold	(635,735)	(302,993)	(326,362)	(659,104)

Selling, general, and administrative expenses	(92,103)	(51,637)	(38,589)	(79,055)

Contract acquisition cost	(16,000)	(14,400)	—	(1,600)

Curtailment gain	5,831	5,831	—	—

Operating income (loss)	14,810	(11,799)	39,148	65,757

Other income (expense):

Bargain purchase gain	29,538	29,538	—	—

Interest income	67	132	138	73

Interest expense, net of capitalized interest	(8,022)	(5,928)	(2,373)	(4,467)

Foreign exchange loss	(3,121)	(1,109)	(990)	(3,002)

Other income	339	18	789	1,110

Income before provision for (benefit from) income taxes	33,611	10,852	36,712	59,471

(Provision for) benefit from income taxes	(7,705)	5,916	(13,323)	(26,944)

Net income	25,906	16,768	23,389	32,527

Income attributable to non-controlling interest, net of tax	(4,203)	(2,852)	(1,714)	(3,065)

Net income attributable to Globe	$21,703	$13,916	$21,675	$29,462

1)	The opening balance for the fiscal year end reconciliation was derived from Globe’s Form 8-K filed 5/5/15
2)	The data is extracted from Globe’s Forms 10-Q for the 3-month periods ended 9/30/13 and the 12/31/13 information was derived from Globe’s 12/31/14 Form 10-Q
3)	The data is extracted from Globe’s Forms 10-Q for the 3-month periods ended 9/30/14 and 12/31/14

Note 2—Presentation of Globe financial information

For pro forma purposes, IFRS adjustments were made to the historical financial statements of Globe prepared under U.S. GAAP to align with the Combined Group’s IFRS Accounting Policies. Such adjustments relate primarily to pensions, share-based payments and income taxes. In addition, certain reclassifications have been made to conform the consolidated income statements and consolidated balance sheets to an IFRS presentation consistent with the Combined Group’s IFRS Accounting Policies included within the accounting policy adjustments below.

The following table illustrates the impact of these adjustments in arriving at Globe’s consolidated income statements for the year ended December 31, 2014, as presented in the unaudited pro forma condensed combined income statement:

	12 months ended Dec. 31, 2014 Globe U.S. GAAP	Accounting Policy Adjustments	Note	IFRS Adjustments	Note	Globe in IFRS

Sales	$805,516	$—		$—		$805,516

Cost of goods sold	(659,104)	659,104	A	—		—

Selling, general and administrative expenses	(79,055)	79,055	B	—		—

Cost of sales	—	(445,285)	A	—		(445,285)

Other operating income	1,110	1,939	A	—		2,836
		(213)	C

Contract acquisition cost	(1,600)	1,600	D	—		—

Staff cost	—	(103,477)	A	(180)	E	(147,239)
		(45,458)	B	1,876	F

Other operating expenses	—	(65,158)	A	—		(99,335)
		(32,577)	B
		(1,600)	D

Depreciation, amortization and allowances	—	(45,926)	A	—		(46,946)
		(1,020)	B

Exchange differences	(3,002)	—		—		(3,002)

Profit from operations	63,865	984		1,696		66,545

Finance income	73	—		—		73

Finance expense	(4,467)	(246)	A	—		(4,713)

Net finance costs	(4,394)	(246)		—		(4,640)

Gains/(Losses) on disposals of non-current and financial assets	—	(951)	A	—		(738)
		213	C

Profit before tax	59,471	—		1,696		61,167

Income tax	(26,944)	—		(1,628)	E,F,G	(28,572)

Profit for the year	32,527	—		68		32,595

(Profit) Loss attributable to non-controlling interest	(3,065)	—		155	E	(2,910)

Profit attributable to the parent	$29,462	$—		$223		$29,685

Accounting policy and IFRS adjustments are as follows:

A.	Cost of goods sold is a classification by function and the balance was reallocated based on the nature of expenses included within each such function, which resulted in the following adjustments:

Cost of sales	$445,285
Other operating income	(1,939)
Staff cost	103,477
Other operating expenses	65,158
Depreciation, amortization and allowances	45,926
Finance expense	246
Loss on disposals	951

$659,104

B.	Selling, general and administrative expenses is a classification by function and the balance was reallocated based on the nature of expenses included within each such function, which resulted in the following adjustments:

Staff cost	$45,458
Other operating expenses	32,577
Depreciation, amortization and allowances	1,020

$79,055

C.	Reflects the reclassification of a gain from the sale of bonds in the amount of $213 from other operating income to Gains/Losses on disposals of non-current and financial assets.

D.	Reflects the reclassification of Contract acquisition costs in the amount of $1,600 to Other operating expenses.

E.	This adjustment is to reflect Globe’s defined benefit retirement and postretirement plans under IFRS. The most significant difference between U.S. GAAP and IFRS for Globe relates to different recognition and measurement approaches used for the components of defined benefit cost. Furthermore, under U.S. GAAP, the periodic cost of deferred benefit plans includes actuarial gains and losses that were previously recognized in other comprehensive income that have been reclassified to defined benefit cost, which differs from IFRS which prohibits this reclassification. These differences have resulted in additional defined benefit cost of $180, a decrease of Income tax expense of $50 and an adjustment to non-controlling interest in the amount of $155, under IFRS.

F.	This adjustment is to reflect Globe’s share-based compensation arrangements under IFRS. Unlike Globe’s U.S. GAAP accounting policy for share-based compensation, grant date fair value is determined separately for each vesting tranche for awards that vest ratably or in installments over the specified vesting period under IFRS. Furthermore, IFRS require that, unlike Globe’s U.S. GAAP accounting policy, changes in the fair value of liabilities for awards that were modified from equity-settled to cash-settled because of the addition of a cash alternative, and for which the fair value as of the modification date was less than the grant date fair value, are recognized in profit or loss for the period. These differences have resulted in a reduction of share-based compensation expense of $1,876 and a decrease of Income tax expense of $179, under IFRS.

G.	These adjustments reflect the aggregate adjustments to Globe’s tax accounts, after the impacts to pension and share-based awards as noted in Notes E and F, as follows:

•	Decrease Income tax expense $1,620 to reflect an IFRS tax provision as at December 31, 2014;

•	Increase Income tax expense $312 to recognize the tax effects of intra-group transactions which are not immediately recognized under U.S. GAAP; and

•	Increase Income tax expense $3,165 to reflect the deferred tax amounts relating to exchange gains and losses on functional currency remeasurements that are not recognized under U.S. GAAP;

resulting in a reduction of Other current liabilities of $281, an increase of Income tax expense of $1,857 and an increase to the net deferred tax liability position of $2,138.

The following table illustrates the impact of the adjustments in arriving at Globe’s statement of financial position as of December 31, 2014, as presented in the unaudited pro forma condensed combined statement of financial position:

	Globe U.S. GAAP as of 12/31/14	Accounting Policy Adjustments	Note	IFRS Adjustments	Note	Globe IFRS as of 12/31/14

ASSETS	$834,045	$—		$552		$834,597

Non-current assets	$515,595	$—		$1,036		$516,631

Goodwill	43,343	—		—		43,343

Other intangible assets	477	—		—		477

Property, plant, and equipment, net of accumulated depreciation, depletion and amortization	463,091	—		—		463,091

Non-current financial assets and receivables from Group companies	5,973	—		—		5,973

Deferred tax assets	840	—		1,702	E	2,542

Other non-current assets	1,871	—		(666)	F	1,205

Current assets	$318,450	$—		$(484)		$317,966

Inventories	117,753	—		—		117,753

Trade and other receivables	67,644	—		—		67,644

Marketable securities	5,660	(5,660)	A	—		—

Prepaid expenses and other current assets	22,376	(22,376)	A	—		—

Other current assets (includes other current financial assets)	—	28,036	A	—		28,036

Cash and cash equivalents	104,533	—		—		104,533

Deferred tax assets	484	—		(484)	J	—

EQUITY AND LIABILITIES	$834,045	$—		$552		$834,597

Equity	$522,316	$—		(2,946)	G,H,I	$519,370

Long-term liabilities	$222,755	$—		$1,431		$224,186

Provisions	—	34,612	B	2,273	H	36,885

Bank borrowings	125,122	—		(666)	F	124,456

Obligations under finance leases	—	5,978	B	—		5,978

Other non-current liabilities	50,038	(40,590)	B	—		9,448

Deferred tax liabilities	47,595	—		(176)	L	47,419

Current liabilities	$88,974	$—		$2,067		$91,041

Share-based liabilities	9,919	(9,919)	C	—		—

Provisions	—	—		968	D	968

Bank borrowings	72	—		—		72

Obligations under finance leases	—	—		2,523	D	2,523

Trade and other payables	42,546	—		—		42,546

Other current liabilities	36,437	9,919	C	(3,491)	D	44,932
				2,535	G
				(187)	J
				(281)	K

Accounting policy and IFRS adjustments are as follows:

A.	Reflects the reclassification of Marketable securities and Prepaid expenses and other current assets of $5,660 and $22,376, respectively, to Other current assets.

B.	Reflects the classification of Provisions, as defined under IFRS, in the amount of $34,612 and Obligations under finance leases in the amount of $5,978, from Other non-current liabilities.

C.	Reflects the reclassification of Share-based liabilities in an amount of $9,919 to Other current liabilities.

D.	Reflects the classification of current Provisions, as defined under IFRS, in the amount of $968 and Obligations under finance leases in the amount of $2,523, from Other current liabilities.

E.	The deferred tax IFRS adjustment of $1,702 is comprised of the following adjustments:

•	Deferred tax implications of the pension liabilities under IFRS in the amount $1,669 and share-based compensation in the amount of $710; and

•	Reclassifications between long-term and short-term deferred tax assets and liabilities in various jurisdictions that have resulted in a reduction in the amount of $677 in aggregate.

F.	Under IFRS, debt issuance costs are included in the initial measurement of the related liability. Under U.S. GAAP, Globe recorded debt issuance costs as an asset. Therefore, the unamortized debt issuance cost of $666 was reclassified and recorded as a reduction of the related debt under IFRS.

G.	Refer to Note F of the income statement for the discussion of the applicable accounting differences between U.S. GAAP and IFRS for Globe’s share-based compensation arrangements. As a result, Other current liabilities increased by $2,535, and share capital decreased by $670. The decrease results from a reduction of compensation costs related to the remeasurement of liabilities for modified awards ($2,184), and additional compensation costs related to equity-settled awards of which $174 relates to graded vesting and $1,340 relates to the tax deduction that the entity would receive if the award were tax-deductible in the current period based on the current market price of the shares (under U.S. GAAP, deferred tax is computed on the basis of the U.S. GAAP expense recognized and adjusted only when the related compensation cost is recognized for tax purposes). This difference of $1,340 also reduced long-term Deferred tax liabilities. See Note L for further explanation on the total adjustment to deferred tax liabilities.

H.	Refer to Note E of the income statement for the discussion of the applicable accounting differences between U.S. GAAP and IFRS for Globe’s employee benefits. As a result, long-term Provisions increased by $2,273, a $1,213 decrease related to actuarial gains and losses was recognized directly in Equity, and Equity increased as a result of a reduction of tax expense that was recorded net against other comprehensive income and impact to non-controlling interest in the amount of $1,218.

I.	Adjustments of $4,465 in aggregate were recorded against Equity to reflect the cumulative adjustment recorded for all prior period adjustments which resulted in a decrease to Equity.

J.	Under IFRS, deferred tax assets and liabilities are recorded as long-term. Under U.S. GAAP, the classification of deferred tax assets or liabilities can be short-term or long-term depending on the underlying relationship of the timing difference. As a result, $484 of current Deferred tax assets and $187 of Other current liabilities was reclassified to long-term Deferred tax assets and liabilities.

K.	Refer to Note G of the income statement for the discussion of the applicable other tax accounting differences between U.S. GAAP and IFRS.

L.	The adjustment of $176 to Deferred tax liabilities is comprised of the following:

•	Decrease of $974 related to reclassification of current portion of deferred tax assets and liabilities to non-current;

•	Decrease of $1,027 to recognize the tax effects of intra-group transactions which are not immediately recognized under U.S. GAAP;

•	Increase of $3,165 to reflect the deferred tax amounts relating to exchange gains and losses on functional currency remeasurements that are not recognized under U.S. GAAP; and

•	Decrease of $1,340 to account for deferred tax implications of the share-based compensation adjustments. See Note G for further explanation on the adjustments related to share-based compensation.

Note 3—Estimate of Acquisition Consideration

Acquisition Consideration is comprised of the fair value of the Holdco Ordinary Shares issued to Globe Shareholders on the closing date of the Business Combination, plus the portion of the Replacement Awards (as defined below) that are attributable to pre-combination service of Globe employees.

Under the terms of the Business Combination Agreement entered into between the parties, share-based compensation awards that were issued by Globe and that are outstanding and unexercised as of the effective date of the Globe Merger (“Globe’s Share-Based Awards”) will be exchanged with Holdco share-based awards (“Replacement Awards”) as follows:

•	Stock Options – Each outstanding Globe stock option will be converted into an option to purchase, generally on the same terms and conditions as were applicable to the Globe stock option prior to the Globe Merger, a number of Holdco Ordinary Shares equal to the number of Globe Shares subject to such Globe stock option at an exercise price per Holdco Ordinary Share equal to the exercise price per Globe share of such Globe stock option.

•	Restricted Stock Units (“RSUs”) – Each outstanding RSU will be assumed by Holdco and will be converted into a Holdco RSU award, generally on the same terms and conditions as were applicable to the Globe RSUs prior to the Globe Merger, in respect of the number of Globe Shares equal to the number of Globe Shares underlying such Globe RSUs.

•	Stock Appreciation Rights (“SARs”) – Each outstanding SAR will be assumed by Holdco and will be converted into a Holdco SAR, generally on the same terms and condition as were applicable to the Globe SARs prior to the Globe Merger, in respect of that number of Holdco Ordinary Shares equal to the number of Globe Shares underlying such Globe SAR, at an exercise price per Holdco Ordinary Share (rounded up to the nearest whole cent) equal to the exercise price per Globe share of such Globe SAR.

For the purpose of preparing the unaudited pro forma condensed combined financial information, the issuance of the Replacement Awards is accounted for as a modification of Globe’s Share-Based Awards, and the portion of the value of the Replacement Awards that is attributable to pre-combination services of Globe employees is included in the Acquisition Consideration transferred. Compensation expense related to post-combination services will be recognized over the individual vesting periods of the respective Replacement Awards and has not been included in the unaudited pro forma condensed combined financial information.

Both Holdco and FerroAtlántica are private entities; therefore, fair value of their common shares is not readily available. IFRS 3 address various business combination scenarios, including those where the acquisition-date fair value of the acquiree’s equity interests may be more reliably measurable than the acquisition-date fair value of the acquirer’s equity interests. In such cases, IFRS 3 requires the acquirer to use the acquisition-date fair value of the acquiree’s equity interests instead of the acquisition-date fair value of acquirer’s own equity interests transferred.

As Globe’s common shares are publicly traded in the active market, FerroAtlántica and Globe’s management determined that Globe’s common shares are more reliably measurable to determine fair value of consideration transferred in the Business Combination. Under this approach, a preliminary estimate of the value of the Holdco Ordinary Shares to be issued to Globe Shareholders pursuant to the Business Combination Agreement is determined below. The value of Replacement Awards is added to the fair value of the Holdco Ordinary Shares to estimate the total Acquisition Consideration transferred as follows:

Globe common stock outstanding as of June 8, 2015[1]	73,750
Exchange ratio	1.00
Holdco Ordinary Shares to be issued and stock options, as converted	73,750
Globe common stock per share price as of June 8, 2015	$19.24
Fair value of Holdco Ordinary Shares to be issued pursuant to the Business Combination and estimated value	$1,418,950
Replacement Awards	19,725
Acquisition Consideration	$1,438,675

1)	The actual number of shares of Globe common stock outstanding and exercisable Globe stock options will be determined immediately prior to the effective time of the Business Combination. The assumed number of shares of Globe common stock was based on the actual number of Globe common shares outstanding and exercisable Globe stock options as of June 8, 2015. For purposes of estimating total consideration in the unaudited pro forma condensed combined financial information, the Globe closing stock price as of June 8, 2015 has been used as an estimate of value allocated to the Holdco Ordinary Shares as the preacquisition FerroAtlántica shares are currently not traded or quoted on a stock exchange or quotation system.

The estimated value of the Holdco Ordinary Shares to be issued to Globe Shareholders pursuant to the Business Combination Agreement reflected in the unaudited pro forma condensed combined financial information does not purport to represent what the actual value will be when the transaction is completed. In accordance with IFRS 3, the fair value of equity securities issued will be measured on the closing date of the Business Combination at the then-current market price of Globe’s common stock. This requirement will likely result in a per share equity component different from the $19.24 closing price of Globe common stock on June 8, 2015 that is assumed for purposes of the unaudited pro forma condensed combined financial information, and that difference may be material. An increase or decrease by as much as 20% in the market price of Globe common stock on the closing date of the transaction from the market price of Globe common stock assumed for purposes of the unaudited pro forma condensed combined financial information is reasonably possible based upon the recent history of the market price of the Globe common stock.

Accordingly, a change in the market price of the Globe common stock of 20% would increase or decrease the value of the Holdco Ordinary Shares to be received by Globe Shareholders upon completion of the transaction, with a corresponding increase or decrease in the goodwill consideration below fair value assigned that will be recorded in connection with the transaction:

Percent change in Globe common stock price	-20%	+20%
Price of Globe common stock	$15.39	$23.09
Change in value to be received by Globe Shareholders	$(283,938)	$283,938

Note 4—Estimate of Assets to be Acquired and Liabilities to be Assumed

The following is a preliminary estimate of the fair value of assets to be acquired and the liabilities to be assumed by Holdco in the Business Combination, reconciled to the estimate of the value of the Holdco Ordinary Shares to be issued to Globe Shareholders pursuant to the Business Combination Agreement:

Net book value of Globe’s assets acquired as of December 31, 2014		$519,370
Write-off of existing Globe goodwill		(43,343)
Write-off of existing Globe intangible assets		(477)
Write-off of existing liabilities related to Globe share-based compensation arrangements[1]		18,180
Non-controlling interest at December 31, 2014		(84,551)

Adjusted net book value of assets acquired as of December 31, 2014		409,179

Fair value adjustments:
Intangible assets:
Customer relationships	70,000
Power supply agreements	50,000
Technologies	55,000	175,000

Property, plant and equipment		199,000
Investments in unconsolidated affiliates		(2,000)
Inventory		13,000
Deferred tax liability		(118,200)
Non-controlling interest		(48,000)

Total fair value adjustments		218,800

Fair value of assets acquired and liabilities assumed		627,979
Goodwill - consideration transferred in excess of fair value assigned		810,696

Total estimated purchase price[2]		$1,438,675

1)	Holdco has written-off a liability for the historic Globe share-based compensation arrangements in the amount of $18,180 of which, $12,454 was included in Other current liabilities and $5,726 was included in Other non-current liabilities.
2)	See Note 3 for the calculation of the Total estimated purchase price.

The preliminary valuation of assets acquired and liabilities assumed performed for the purposes of the unaudited pro forma condensed combined financial information was primarily limited to the identification and initial measurement of intangible assets, property, plant and equipment, inventory and mineral reserves. The acquisition accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. FerroAtlántica and Globe management will continue to refine their identification and initial measurement of assets to be acquired and the liabilities to be assumed as further information becomes available, and such adjustments could be material to the amounts presented in the unaudited pro forma condensed consolidated financial information.

The comparison of previously fair valued intangible assets of Globe and the estimated fair values of intangible assets prepared for this unaudited pro forma condensed combined financial information is as follows:

	Previously fair valued	Newly fair valued	Total estimated fair value adjustment
Trade names	$477	$—	$(477)
Customer relationships	—	70,000	70,000
Power supply agreements	—	50,000	50,000
Technologies	—	55,000	55,000

Total	$477	$175,000	$174,523

Depreciation and amortization have been calculated on the estimated preliminary fair value adjustments taking into account the estimated remaining useful lives of the acquired Intangible assets and Property, plant and equipment. Their estimated remaining useful lives are based on a preliminary evaluation; as further evaluation is performed, there could be changes in the estimated remaining useful lives. The following table shows the pro forma increase in relation to depreciation and amortization, and the resulting income tax impact calculated at the statutory tax rate.

	Acquisition-related fair value adjustment	Estimated remaining useful life, in years	Annual depreciation/ amortization expense
Intangible assets:
Customer relationships	$70,000	8	$8,750
Power supply agreements	50,000	7	7,143
Technologies	55,000	13.7	4,007
Property, plant and equipment	199,000	Various, ranging from 4 to 27	15,191

Total	$369,000		$35,091

Tax benefit			$8,247

The Tax benefit is a deferred tax that results from the difference between the pro forma depreciation and amortization that is attributable to the parent company ($29,455), and depreciation and amortization for tax purposes.

An adjustment to non-controlling interest in the amount of $5,639 was recorded in the income statement to reflect a third party’s 49% share of the additional depreciation and amortization expense calculated above, as it relates to fair value increments of Property, plant and equipment and Intangible assets where the third party has a 49% stake in the underlying assets.

Note 5—Other Pro Forma Adjustments

The unaudited pro forma condensed combined income statement and the unaudited pro forma condensed combined statement of financial position include Holdco’s financial information which reflect its activities prior to the FerroAtlántica Stock Exchange and the Globe Merger.

Included in the pro forma adjustments is an adjustment of $72 to the unaudited pro forma condensed combined income statement to reflect the Holdco’s estimated operating expenses.

Holdco has recorded a liability for the issuance of cash-settled Replacement Awards in the amount of $16,493 of which, $10,311 is included in Other current liabilities and $6,182 is included in Other non-current liabilities. The tax effect of this liability is included in the fair value adjustments for the deferred tax liability (Note 4).

Note 6—Equity

For the purpose of this unaudited pro forma condensed combined financial information, Holdco’s equity comprises of its pre-combination shares (two ordinary shares with the par value of $7.50), activity from inception, shares issued with regard to the FerroAtlántica Stock Exchange, plus the following effects resulting from the Globe Merger:

Eliminate Globe’s historical stockholders’ equity	$(519,370)
Fair value of non-controlling interest[1]	132,551
Fair value of the shares of Holdco Ordinary Shares to be issued[2]	1,418,950
Replacement Awards – equity-settled awards	3,232
Transaction costs	(33,945)

$1,001,418

1)	Non-controlling interest represents a third party’s 49% stake in WVA Manufacturing, LLC and Quebec Silicon LP where Globe is the majority owner and operator. All output is subject to a supply agreement based on proportional ownership.
2)	The fair value of shares of Holdco Ordinary Shares to be issued is presented in the unaudited pro forma condensed combined balance sheet as an increase in equity, which is presented net against the other adjustments noted above.

Note 7—Holdco Weighted-Average Shares

The unaudited pro forma condensed combined basic and diluted earnings per share calculations are based on the combined basic and diluted weighted-average shares, after giving effect to the Business Combination, as follows:

Holdco Class A Shares issued to FerroAtlántica	98,078
Weighted average Holdco Ordinary Shares to be issued to Globe	73,900

Pro forma weighted-average shares used in computing net earnings per share—basic	171,978
Dilutive securities	140

Pro forma weighted-average shares used in computing net earnings per share—diluted	172,118

The dilutive effect of Globe’s Share-Based Awards converted into Holdco share-based awards has been included in the calculation of the unaudited pro forma condensed combined diluted earnings per share. FerroAtlántica did not have any dilutive potential shares in 2014.

BUSINESS OF HOLDCO AND CERTAIN INFORMATION ABOUT HOLDCO

Overview

According to the terms of the Business Combination Agreement, Globe and FerroAtlántica will combine and group their businesses under Holdco, a new U.K. holding company. Holdco is currently named VeloNewco Limited, but it is expected that, prior to the completion of the Business Combination, Holdco will be renamed as “Ferroglobe PLC”. The proposed business combination will be effected pursuant to the Business Combination Agreement in two principal transaction steps, the FerroAtlántica Stock Exchange, which will be followed by the Globe Merger, after which FerroAtlántica and Globe will be wholly-owned subsidiaries of Holdco. Based on the number of Holdco Class A Shares to be issued in the FerroAtlántica Stock Exchange and the number of fully diluted Globe Shares outstanding on February 23, 2015, determined using the treasury stock method, Globe estimates that Grupo VM and the former Globe Shareholders will own approximately 57% and 43%, respectively, of Holdco after the completion of the Business Combination. The Holdco Ordinary Shares being registered pursuant to the registration statement on Form F-4 (of which this proxy statement/prospectus forms a part) are expected to be traded on the NASDAQ under the ticker symbol “GSM ”.

Holdco will have operating headquarters in London, U.K., along with executive offices in Miami, Florida and Madrid, Spain. Holdco’s London headquarters will be located at                     , and its telephone number will be +44         . Holdco’s registered office is at Legalinx Ltd, One Fetter Lane, London EC4A 1 BR, U.K. and its telephone number is +44-800-9758080. The current headquarters of Globe, located at 600 Brickell Ave., Suite 1500, Miami, FL 33131, United States, will be Holdco’s Miami executive office, and its telephone number will be (786) 509-6900, which is the current telephone number of Globe for the U.S. The current headquarters of FerroAtlántica, located at Torre Espacio, Paseo de la Castellana, 259 D Planta 49, 28046, Madrid, Spain, will be Holdco’s Madrid executive office, and its telephone number will be +34 91 590 32 19, which is the current telephone number of FerroAtlántica.

The following is a diagram of Holdco and its direct subsidiaries, which will be wholly owned, after completion of the Business Combination:

Information About Holdco Following the Business Combination

Certain of the information provided below pertains to Holdco following the completion of the Business Combination. Following the Business Combination, Holdco will serve as the holding company for Globe and FerroAtlántica, and, therefore, the information contained under “Business of FerroAtlántica and Certain Information about FerroAtlántica” and information on the business of Globe that is incorporated by reference into this proxy statement/prospectus should also be considered in understanding the business and operations of Holdco.

The following information should be read in conjunction with the Holdco Articles, and with relevant provisions of the laws of England and Wales. The form of the Holdco Articles will be available at Holdco’s registered office in London during regular business hours and at the Companies House offices in Cardiff and London, United Kingdom, or www.companieshouse.gov.uk. A copy of the form of Holdco Articles, which will be the articles of association for Holdco following completion of the Business Combination, is also attached as Annex F to this document. It is possible, however, that changes to the Holdco Articles may be required following discussions with the SEC or other regulators. Holdco’s current Articles are available at the Companies House offices in Cardiff and London, United Kingdom, or www.companieshouse.gov.uk.

Information About Holdco Before the Business Combination

Certain of the information provided below pertains to Holdco prior to the completion of the Business Combination. To date, Holdco has not conducted any activities other than those incidental to its formation, the execution and performance of the Business Combination Agreement, such as the formation of Globe Merger Sub, the Business Combination, the filings required to be made under applicable laws, including U.S. securities laws, the laws of the State of Delaware, the laws of England and Wales, and antitrust and competition laws in connection with the Business Combination, and the preparation of this proxy statement/prospectus. Holdco has not resolved to make any future investments other than in relation to the Business Combination.

The following information about Holdco should be read in conjunction with relevant provisions of the laws of England and Wales.

Competitive Strengths and Strategy of Holdco

Holdco is expected to create a global leader in the fast-growing silicon and specialty metals industry with an expanded geographical reach, building on Globe’s footprint in North America and FerroAtlántica’s footprint in Europe.

Holdco will bring together two entrepreneurial companies, each of which has a track record in acquiring and successfully integrating businesses across the world. As a result, it expects to benefit from engineering and operational expertise to improve product flows, thereby enabling faster delivery times and enhanced customer service.

Leading Producer of Silicon Metal and Silicon Alloys

As a result of the Business Combination, Holdco believes it will become a leading global producer of silicon metal and silicon- and manganese-based alloy, serving key customers in the specialty chemical, aluminum, solar, steel and ductile iron foundry industries. Holdco will seek to leverage its diversified production base across five continents—Africa, Asia, Europe, North America and South America—and its ownership of high quality raw materials to deliver an enhanced product offering on a cost-efficient basis.

Improved, Vertically Integrated Business Model

Following the completion of the Business Combination, Holdco also expects to benefit from an improved, vertically integrated business model, owning sources of specialty coal, high-purity quartz, charcoal, woodchips, gravel and electrodes. Holdco believes this will allow for lower costs and faster deliveries, reducing working capital, improving logistics and creating significant value for Holdco’s customers and shareholders.

Unique Geographic Reach and Diversification

The operations of FerroAtlántica and Globe are highly complementary, creating a combined company with greater international reach. Globe operates 11 production facilities and three mining sites in six countries, with almost 90% of revenues coming from North America. FerroAtlántica operates 20 facilities (15 production plants and five mining sites) in five countries and hydroelectric power assets in Spain and France, with a majority of its revenues coming from Europe. As a result, Holdco expects to have a more diversified production base and business mix that reduces its portfolio concentration.

Centralized Location at Global Centre of Metals and Mining Industry

Holdco is organized in the United Kingdom and headquartered in London, one of the global centers for the metals and mining industry. London offers Holdco and its management a central location with easy access to its international factories, customers, suppliers and financial markets.

Significant Expected Operating and Financial Synergies

Holdco expects to realize operating and financial synergies and synergies from more efficient working capital management. Operational synergies include benefits from value chain optimization, including centralized raw materials procurement, materials management and reduced freight costs from improved logistics, as well as incremental savings from economies of scale due to the increased size of the combined company and through elimination of overlapping selling, general and administrative expenses and overhead. Financial synergies include potential savings on interest expense in the combined company based on its anticipated balance sheet and credit profile, as well as the potential for a reduced effective tax rate through expansion of the international platform of the combined company’s non-U.S. subsidiaries through efficient financing structures. Holdco plans to maintain all existing production facilities of FerroAtlántica and Globe.

Markets and Geographical Presence of Holdco

Holdco has no operating history. The markets and geographical presence of the combined company will be those of FerroAtlántica and Globe. For further information on the markets and geographical presence of FerroAtlántica and Globe, see “Business of FerroAtlántica and Certain Information about FerroAtlántica” beginning on page 168 of this proxy statement/prospectus and information on the business of Globe that is incorporated by reference into this proxy statement/prospectus.

Holdco Board of Directors

Composition

At the completion of the Business Combination, Holdco will have a Board of Directors consisting of nine directors with four directors to be designated by the Globe Board from among its current members and five directors to be designated by Grupo VM. Alan Kestenbaum, who is currently Executive Chairman of Globe, will be appointed as executive chairman of the Holdco Board and will be one of the Globe designees. Grupo VM has determined to designate Javier López Madrid as executive vice-chairman of the Holdco Board and a Grupo VM designee. At least one of the Grupo VM designees and three of the Globe designees are required to qualify as “independent directors”, as such term is defined in the NASDAQ stock market rules and applicable law. The Holdco directors will be elected to a term concluding at the first annual general meeting of shareholders after the Effective Time and thereafter for one year terms.

Biographical information as of the date of this document about Alan Kestenbaum and Javier López Madrid, who are designated directors, is set forth in the following table.

Name	Age	Present Principal Occupation or Employment, Employment History and Other Directorships
Alan Kestenbaum	53	Alan Kestenbaum has served as Executive Chairman and director of Globe since its inception in December 2004, and served as Chief Executive Officer from its inception through May 2008. From June 2004, Mr. Kestenbaum served as Chairman of Globe Metallurgical, Inc., until its acquisition by Globe in November 2006. He has over 30 years of experience in metals including finance, distribution, trading and manufacturing. Mr. Kestenbaum is a founder and was the Chief Executive Officer of Marco International Corp. and its affiliates, a finance trading group specializing in metals, minerals and other raw materials, founded in 1985. Mr. Kestenbaum began his career in metals with Glencore, Inc. and Philipp Brothers in New York City. He received his B.A. degree in Economics cum laude from Yeshiva University, New York.

Javier López Madrid	50	Javier López-Madrid is Chief Executive Officer of Grupo VM. He is founder and chairman of the venture group Siacapital and Tressis, Spain’s largest independent private bank. In addition to his professional activities, he is also a member of the World Economic Forum, Group of Fifty and a board member of various institutions including Patronato Fundación Prĺncipe de Asturias, Fundación Codespa, and a member of the advisory board of New York based Radius Ventures. Mr. Madrid holds a Master in law and business from ICADE University.

Powers and Function

The members of the Holdco Board will, subject to the restrictions contained in the Holdco Articles, be responsible for the management of Holdco’s business, for which purpose they may exercise all the powers of Holdco whether relating to the management of the business or not. In exercising their powers, the members of the Holdco Board must perform their duties to the company under English law. These duties include, among others:

•	to act within their powers and in accordance with the Holdco Articles;

•	to act in a way that the directors consider, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole (having regard to a list of non-exhaustive factors);

•	to exercise independent judgment;

•	to exercise reasonable care, skill and diligence;

•	to avoid conflicts of interest;

•	not to accept benefits from third parties; and

•	to declare interests in proposed transactions/arrangements.

The Holdco Articles provide that the members of the Holdco Board may delegate any of the powers which are conferred on them under the Holdco Articles to such committee or person, by such means (including by power of attorney), to such an extent and on such terms and conditions, as they think fit.

Meetings and Decision Making

The Holdco Articles provide that any director may call a meeting of the Holdco Board. The quorum for such a meeting will be at least a majority of the directors then in office.

Except as otherwise provided in the Holdco Articles, a decision may be taken at a duly convened Holdco Board meeting with the vote of a majority of the directors present at such meeting who are entitled to vote on such question and each director will have one vote.

Matters Requiring Two-Thirds Board Approval

The Holdco Articles also provide that the following actions will require approval of two-thirds of the entire Holdco Board prior to the Sunset Date, including, if Mr. Kestenbaum is not serving as Executive Chairman of Holdco, the approval of at least one Globe independent director of Holdco:

•	any transaction that results in a change of control, or sale of all or substantially all of the consolidated assets, or the redomiciling into a different jurisdiction, other than a sale of 100% of the equity securities to a third party in a transaction in which all shareholders receive the same per share consideration;

•	payment of any extraordinary dividend or other extraordinary distributions (except for any dividend distributions of proceeds received pursuant to the R&W Policy);

•	extraordinary purchase, repurchase, or redemption of the Holdco Shares;

•	appointment or removal of any member of the Holdco Board, otherwise than in accordance with the organizational documents;

•	alteration, amendment or repeal of any provision of the organizational documents in a manner inconsistent with the agreed governance structure;

•	increase or decrease the size of the Holdco Board;

•	during the first three years after the closing of the Business Combination: (a) removal without cause of the Executive Chairman; and (b) appointment or election of a replacement Executive Chairman;

•	alteration, amendment or repeal of any authorization given by the Holdco Board in respect of the exercise of a director’s independent judgment or a conflict of interest;

•	alteration, amendment or repeal of any guidelines established by the Holdco Board regarding the authority and responsibilities of the Executive Chairman or Executive Vice-Chairman;

•	before the first anniversary of the adoption of the Holdco Articles, establishment of a trust to transfer Holdco’s interest in the R&W Policy in exchange for participation units in such trust, which participation units would be distributed as a dividend on Holdco Ordinary Shares; and

•	re-acquiring “controlled company” status after Holdco no longer qualifies for such exemption under the NASDAQ stock market rules.

Matters Requiring Majority Board Approval and Executive Chairman

The Holdco Articles also provide that, until the earlier of the date on which Grupo VM and its affiliates hold less than 15% of the outstanding Holdco Shares or the third anniversary after the adoption of the Holdco Articles, the following actions require approval of a majority of the entire Holdco Board, including the Executive Chairman:

•	incurrence of indebtedness in excess of U.S. $300 million in respect of any single transaction or in a series of transactions;

•	issuance of shares or other equity interests in excess of U.S. $300 million in respect of any single transaction or in a series of related transactions;

•	entry into transactions with any affiliate of Holdco or any its subsidiaries, including Grupo VM and its affiliates; and

•	creation of a committee of the Holdco Board or delegation of authority to any committee of the Holdco Board.

The Holdco Articles also provide that, until the Sunset Date, the alteration, amendment, repeal or waiver of any shareholder agreement entered into with Grupo VM will require the vote of a majority of the directors who are independent of Grupo VM and are not otherwise subject to any conflicts with respect to such matter. The Holdco Articles also provide that after the first anniversary of the adoption of the Holdco Articles, the Holdco Board, by approval of a majority of the Holdco Board, will have the authority to establish a trust to transfer Holdco’s interest in the R&W Policy in exchange for participation units in such trust, which participation units would be distributed as a dividend on Holdco Ordinary Shares.

Liability

Under English law, members of the Holdco Board may be liable to Holdco for negligence, default, breach of duty or breach of trust in relation to Holdco. Any provision that purports to exempt a director from such liability is void. Subject to certain exceptions, English law does not permit Holdco to indemnify a director against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to Holdco. The exceptions allow Holdco to:

•	purchase and maintain director and officer insurance against any liability attaching in connection with any negligence, default, breach of duty or breach of trust owed to Holdco;

•	provide a qualifying third party indemnity provision which permits Holdco to indemnify its directors (and directors of an “associated company” (i.e., a company that is a parent, subsidiary or sister company of Holdco)) in respect of proceedings brought by third parties (covering both legal costs and the amount of any adverse judgment), except for: (i) the legal costs of an unsuccessful defense of criminal proceedings or civil proceedings brought by Holdco itself or an associated company, or the legal costs incurred in connection with certain specified applications by the director for relief where the court refuses to grant the relief; (ii) fines imposed in criminal proceedings; and (iii) penalties imposed by regulatory bodies;

•	loan funds to a director to meet expenditure incurred in defending civil and criminal proceedings against him or her (even if the action is brought by Holdco itself), or expenditure incurred applying for certain specified relief, but subject to the requirement for the director or officer to reimburse Holdco if the defense is unsuccessful; and

•	provide a qualifying pension scheme indemnity provision, (which allows Holdco to indemnify a director of a company that is a trustee of an occupational pension scheme against liability incurred in connection with such company’s activities as a trustee of the scheme (subject to certain exceptions).

The Holdco Articles provide that, to the fullest extent permitted by the U.K. Companies Act 2006 and without prejudice to any indemnity to which he may otherwise be entitled, every person who is or was a director or other officer of Holdco or any of its associates (other than any person (whether or not an officer of Holdco or any of its associates) engaged by Holdco or any of its associates as auditor) will be and will be kept indemnified out of the assets of Holdco against all costs, charges, losses and liabilities incurred by him (whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise as a director or such other officer of Holdco or any of its associates) in relation to Holdco or any of its associates or its/their affairs. This is subject to the exceptions set out in the U.K. Companies Act 2006.

Removal or Termination of Appointment

The general meeting of shareholders will, at all times, have the power to remove a member of the Holdco Board by an ordinary resolution, being a resolution passed by a simple majority of votes cast. The Holdco Articles also provide that a member of the Holdco Board will cease to be a director as soon as:

•	the director ceases to be a director by virtue of any provision of the U.K. Companies Act 2006 (including, without limitation, section 168 of the Companies Act) or he becomes prohibited by applicable law from being a director;

•	the director becomes bankrupt or makes any arrangement or composition with the director’s creditors generally;

•	a registered medical practitioner who is treating that person gives a written opinion to Holdco stating that that person has become physically or mentally incapable of acting as a director and may remain so for more than three months;

•	by reason of the director’s mental health a court makes an order which wholly or partly prevents the director from personally exercising any powers or rights he would otherwise have;

•	the director resigns from office by notice in writing to Holdco;

•	in the case of a director who holds any executive office, the director’s appointment as such is terminated or expires and the Holdco Board resolves that he should cease to be a director;

•	the director is absent for more than six consecutive months, without permission of the Holdco Board, from meetings of the Holdco Board held during that period and the Holdco Board resolves that the director should cease to be a Director; or

•	the director dies.

Committees

Upon completion of the Business Combination, it is expected that the Holdco Board will have the following four committees: an Audit Committee, a Nominating and Corporate Governance Committee, a Compensation Committee and a BCA Special Committee, each of which will consist of three members of the Holdco Board. The Audit Committee and Compensation Committee will contain two Grupo VM designees and one Globe designee, in each case subject to the applicable NASDAQ stock market rules, applicable law, the Holdco Articles, the Grupo VM Shareholder Agreement and the AK Shareholder Agreement. Two independent Globe designees will constitute a majority of the Nominating and Corporate Governance Committee and the BCA Special Committee, and one independent Grupo VM designee will serve on the BCA Special Committee. The Holdco Board may otherwise make rules of procedure for committees.

Management

After the Business Combination, Mr. Jeff Bradley, current CEO of Globe, and Mr. Pedro Larrea Paguaga, current Chairman and CEO of FerroAtlántica, will act as co-Chief Executive Officers of Holdco. Prior to the completion of the Business Combination, the Holdco Board is expected to adopt a resolution providing for the appointment of certain other members of management of Holdco and the establishment of the responsibilities of the executive chairman and executive vice chairman of the Holdco Board. The remaining Holdco senior management team has not yet been determined, but it is expected that the senior management will be comprised of FerroAtlántica and Globe officers.

Directors’ Interests

A director is under a duty to avoid a situation in which he or she has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of Holdco. The duty to avoid a conflict of interest is not infringed if the situation cannot reasonably be regarded as likely to give rise to a conflict of interest or if the matter has been authorized by the directors.

A director who is interested in a transaction or arrangement with Holdco must declare the nature and extent of such director’s interest to the other members of the Holdco Board before Holdco enters into the transaction or arrangement. If Holdco has already entered into the transaction or arrangement, the interest must be disclosed as soon as is reasonably practicable. The exceptions to the requirement to disclose such an interest will include:

•	if the interest cannot reasonably be regarded as likely to give rise to a conflict of interest;

•	if, or to the extent that, the other directors are already aware of the interest (and for this purpose the other directors are treated as aware of anything of which they ought reasonably to be aware); or

•	if, or to the extent that, the interest concerns terms of the director’s service contract.

If the director has disclosed such director’s interest in the transaction (or no disclosure is required), the director may enter into the transaction with Holdco notwithstanding such interest.

Compensation of Holdco Directors and Executive Officers

None of the current directors or executive officers of Holdco has received or will receive compensation for his or her service to Holdco prior to the completion of the Business Combination.

Prior to the completion of the Business Combination, Holdco expects to adopt a compensation policy for Holdco’s directors. The form and amount of the compensation to be paid to Holdco’s directors following the completion of the Business Combination will be determined by the Holdco Board in accordance with that compensation policy. The compensation of Holdco executive officers will be determined by the Compensation Committee of the Holdco Board following the completion of the Business Combination.

Principal Shareholders

As of the date of this proxy statement/prospectus, all of the voting share capital of Holdco is owned by Grupo VM.

Dividend Policy

The Holdco Articles provide that, subject to applicable law, Holdco may by ordinary resolution declare dividends (which shall not exceed the amounts recommended by the directors), and the directors may decide to pay interim dividends. The Holdco Articles provide that the directors may pay any dividend if it appears to them that the profits available for distribution justify the payment. The Holdco Board intends to adopt a formal dividend policy, but has not done so as of the date of this proxy statement/prospectus. Holdco is required to distribute any proceeds received from the R&W Policy to holders of Holdco Ordinary Shares by way of a dividend, net of any applicable taxes. Holders of Holdco Class A Shares shall not receive any dividend in respect of proceeds from the R&W Policy.

Other Aspects of the Holdco Articles

For a description of other aspects of the Holdco Articles, see “Description of Holdco Shares” beginning on page 215 of this proxy statement/prospectus.

Incorporation, Name, Seat, Fiscal Year

Holdco was incorporated as a private limited company with the legal name VeloNewco Limited under the laws of England and Wales on February 5, 2015, by its shareholder, Grupo VM, and its original directors, Javier López Madrid, José María Calvo-Sotelo and Miguel Guerrero Aulló, with an issued share capital of $1.00. The original director, Miguel Guerrero Aulló, was replaced by one of the current directors, Clara Inés Cerdán Molina, on February 6, 2015. Prior to the consummation of the Business Combination, Holdco’s share capital will be increased to meet the minimum sterling share capital requirement for an English public limited company of £50,000, by the issue of 50,000 non-voting redeemable preference shares of £1.00 each to Grupo VM. Following such issue, Holdco will be re-registered as a public limited company. Prior to the Effective Time, such non-voting redeemable preference shares will be redeemed by Holdco.

Holdco is registered with the Registrar of Companies for England and Wales under the registration number 9425113 under the legal name VeloNewco Limited. Holdco currently does not use a commercial name different from its legal name.

Holdco has been formed for an unlimited duration.

The registered offices of Holdco are located at c/o Legalinx Ltd, One Fetter Lane, London, EC4A 1BR.

As a private limited company incorporated in England and Wales, Holdco is subject to the laws of England and Wales.

Holdco’s fiscal year is the calendar year.

For more information regarding Holdco’s share capital, see “Description of Holdco shares” beginning on page 215 of this proxy statement/prospectus.

Employees

As of the date of this proxy statement/prospectus, Holdco has no employees.

Shareholders

Grupo VM is currently the sole shareholder of the one Holdco ordinary share in issue with a nominal value of $1.00.

Directors and Management

Holdco is currently managed by Clara Inés Cerdán Molina, a director, José María Calvo-Sotelo, director, Chief Financial Officer and Chief Accounting Officer and Javier López Madrid, director and Chief Executive Officer.

Name	Age	Present Principal Occupation or Employment, Employment History and Other Directorships
Clara Inés Cerdán Molina	34

Clara Inés Cerdán Molina has been FerroAtlántica’s General Counsel since 2014. She has served in various in-house counsel positions at Sacyr since 2007, a leading Spanish construction company. From 2005 Ms. Molina worked at Garrigues as a corporate lawyer. She received her B.A. in economics from the European Business School in Madrid in 2005 and a law degree from Complutense University of Madrid in 2004, both degrees with honors.

José María Calvo-Sotelo	51

José Marĺa Calvo-Sotelo has been FerroAtlántica’s planning and finance general manager since 2012. He has served in various positions at Endesa since 1997, most recently as board member of Endesa Chile (NYSE EOC) and deputy general manager of its Latin American division. From 1993 Mr. Calvo-Sotelo worked at PepsiCola International in strategic planning and M&A after having started his professional career as a strategy consultant at Booz Allen & Hamilton in 1991. Mr. Calvo-Sotelo received a Master in physics from Complutense University of Madrid in 1987 and a MBA from Harvard University in 1993.

Javier López Madrid	50	Javier López-Madrid is Chief Executive Officer of Grupo VM. He is founder and chairman of the venture group Siacapital and Tressis, Spain’s largest independent private bank. In addition to his professional activities, he is also a member of the World Economic Forum, Group of Fifty and a board member of various institutions including Patronato Fundación Prĺncipe de Asturias, Fundación Codespa, and a member of the advisory board of New York based Radius Ventures. Mr. Madrid holds a Master in law and business from ICADE University.

There are no service contracts between Clara Inés Cerdán Molina, José María Calvo-Sotelo, and Javier López Madrid, on the one hand, and Holdco or any of its subsidiaries on the other, providing for benefits upon termination of employment. Other than Clara Inés Cerdán Molina, José María Calvo-Sotelo, and Javier López Madrid, Holdco has no other director or manager.

Committees

Holdco has not yet established an audit committee or a compensation committee.

Dividend History

Holdco has paid no dividends.

Information About Holdco’s Material Subsidiaries

At the date of this proxy statement/prospectus, Holdco does not hold any equity interest in any other legal entity, except for Globe Merger Sub. For information regarding any equity interests held after the completion of the Business Combination, see “Business of Holdco and Certain Information about Holdco—Overview” beginning on page 158 of this proxy statement/prospectus.

BUSINESS OF FERROATLÁNTICA AND CERTAIN INFORMATION ABOUT FERROATLÁNTICA

Overview

Grupo FerroAtlántica S.A.U. (“FerroAtlántica”) is the parent company of a Spanish multinational group operating globally in the silicon metal, manganese- and silicon-based alloy and other specialty metals industries, with interests in hydroelectric power in Spain and France and with quartz mining activities in Spain and South Africa. FerroAtlántica, together with its subsidiaries (collectively, the “FerroAtlántica Group”), is a leading global silicon metal producer based on production output for 2014 and a leading global manganese- and silicon-based alloy producers based on production output for 2014, and is currently a wholly-owned subsidiary of Grupo Villar Mir (“Grupo VM”).

FerroAtlántica Group’s business consists of two operating segments: the electrometallurgy segment, which includes the production of silicon metal, manganese-based alloys (silicomanganese and ferromanganese), ferrosilicon, other silicon-based alloys (such as silico-calcium and foundry products) and silica fume, and FerroAtlántica Group’s quartz mining operations, which provide a key raw material for manufacturing electrometallurgical products, and the energy segment, which is comprised of FerroAtlántica Group’s hydroelectric power operations in Spain.

FerroAtlántica Group’s electrometallurgy factories are strategically spread over five countries, as follows: five factories in Spain, six in France, two in South Africa, one in Venezuela and one in China. Additionally, FerroAtlántica Group is in the process of obtaining environmental permits for a new silicon metal plant in Canada, which would add an estimated 100,000 tons to FerroAtlántica Group’s current silicon metal production capacity. FerroAtlántica Group operates quartz mines located in Spain and South Africa, with an annual production capacity of 1670 kt, and is developing a new quartz mine in Mauritania (see “—Properties” for more information).

FerroAtlántica Group’s energy segment comprises twelve hydroelectric power plants in Spain with a combined power generation installed capacity of 192 MW, as of December 31, 2014. Additionally, FerroAtlántica Group operates two hydroelectric power plants in France with a combined installed capacity of 20 MW, as of December 31, 2014, the results of which are reported within FerroAtlántica’s electrometallurgy segment.

For the twelve months ended December 31, 2014, 2013 and 2012, FerroAtlántica Group’s consolidated sales by business segment were as follows:

($ millions)	2014	2013	2012
Electrometallurgy segment:
Silicon metal	596.2	506.0	538.3
Manganese-based alloys	316.5	343.4	304.9
Ferrosilicon	285.0	295.0	251.6
Other silicon-based alloys	103.4	98.4	99.4
Silica fume	31.6	30.2	34.3
Off grades-Others	84.4	118.7	183.7

Total of electrometallurgy segment	1,417.1	1,391.7	1,412.2
% of Group’s total consolidated sales	96.6%	95.1%	95.4%
Total of energy segment	49.2	72.2	67.4
% of Group’s total consolidated sales	3.4%	4.9%	4.5%

Total sales	1,466.3	1,463.9	1,479.6

History and development of FerroAtlántica Group

FerroAtlántica is the holding company of FerroAtlántica Group and is currently a wholly-owned subsidiary of Grupo VM. It was incorporated as a limited liability company under Spanish law on October 19, 2007 with the legal name of Grupo FerroAtlántica S.L. On June 20, 2011, FerroAtlántica was converted into a public limited liability company and its legal name was changed into Grupo FerroAtlántica S.A.U.

FerroAtlántica’s registered office is at Cuatro Torres Business Area, Torre Espacio, Paseo de la Castellana, 259D, 45th and 49th floors, 28046 Madrid, Spain. FerroAtlántica’s registered office telephone numbers are + (34) 91 590 32 19 and + (34) 91 590 32 34 and its internet website address is www.grupoferroatlantica.es.

FerroAtlántica Group’s history dates back to 1992, with the acquisition by Grupo VM of the ferroalloys division of Grupo Carburos Metálicos, a Spanish industrial gas and chemical products producer. Since then, the most relevant steps in FerroAtlántica Group’s history are as follows:

•	1996: acquisition of the Spanish company Hidro Nitro Española, S.A. (“Hidro Nitro Española”), operating in the ferroalloys and hydroelectric power businesses, and start of the quartz mining operations through the acquisition of Cuarzos Industriales S.A.U. from Portuguese cement manufacturer Cimpor;

•	1998: FerroAtlántica expanded its manganese- and silicon-based alloy operations through the acquisition of 80% of the share capital of FerroAtlántica de Venezuela (currently FerroVen, S.A.) from the Government of Venezuela in a public auction;

•	2000: acquisition of 67% of the share capital of quartz mining company Rocas, Arcillas y Minerales, S.A. from Elkem, a Norwegian silicon metal and manganese- and silicon-based alloy producer;

•	2005: acquisition of Pechiney Électrométallurgie, currently named FerroPem, a silicon metal and silicon-based alloys company with operations in France which owned Silicon Smelters operating in South Africa;

•	2007: creation of FerroAtlántica, the holding company of the FerroAtlántica Group;

•	2008: acquisition of Rand Carbide PLC, a ferrosilicon plant in South Africa, from South African mining and steel company Evraz Highveld Steel and Vanadium Limited, and creation of Silicio FerroSolar, S.L.U., which conducts research and development activities in the solar grade silicon sector;

•	2009: creation of French company Photosil Industries, which conducts research and development activities in the solar grade silicon sector;

•	2010: acquisition of Chinese silicon metal factory Mangshi Sinice Silicon Industry Company Limited;

•	2012: acquisition of SamQuarz (Pty) Ltd, a South African producer of silica, with quartz mining operations; and

•	2014: commencement of the development of a 100,000 ton capacity silicon metal plant in Quebec, Canada.

Electrometallurgy segment

FerroAtlántica Group’s electrometallurgy segment produces different specialized metals and alloys that can be grouped into five categories: silicon metal, manganese-based alloys, silicon-based alloys, silica fume and “other”. Some of the factories specialize in one product category, while other factories produce across various categories. Production capacity of FerroAtlántica Group for each product category and actual sales in 2014 are shown in the following table:

	Annual production capacity (tons)	Sales in 2014 (tons)	Sales in 2014 (Dollars in thousands)
Silicon metal	298,000	215,335	596.2
Manganese-based alloys	423,500	267,489	316.5
Silicon-based alloys	312,500	229,675	388.4
Silica fume	186,500	144,777	31.6
Others	—	74,976	84.4
Total	1,220,500	932,252	1,417.1

Silicon metal

FerroAtlántica Group is a leading global silicon metal producer based on production output for 2014. During the twelve months ended December 31, 2014, FerroAtlántica Group sold 215,335 tons of silicon metal and has 298,000 tons of annual silicon metal production capacity. For the twelve months ended December 31, 2014, 2013 and 2012, FerroAtlántica Group’s revenues generated by silicon metal sales accounted for 40.7%, 34.6% and 36.4%, respectively, of FerroAtlántica Group’s total consolidated revenues.

Silicon metal is used by primary aluminum producers, who require silicon metal with certain purity requirements to produce aluminum alloys, as well as by the secondary aluminum industry, where specifications are not as stringent. The addition of silicon metal reduces shrinkage and the hot cracking tendencies of cast aluminum and improves the castability, hardness, corrosion resistance, tensile strength, wear resistance and weldability of the aluminum end products. Aluminum is used to manufacture a variety of automotive components, including engine pistons, housings, and cast aluminum wheels and trim, as well as high tension electrical wire, aircraft parts, beverage containers and other products which require aluminum properties.

Silicon metal is also used by several major silicone chemical producers. Silicone chemicals are used in a broad range of applications, including personal care items, construction-related products, health care products and electronics. In construction and equipment applications, silicone chemicals promote adhesion, act as a sealer and have insulating properties. In personal care and health care products, silicone chemicals add a smooth texture, protect against ultraviolet rays and provide moisturizing and cleansing properties. Silicon metal is an essential component of the manufacture of silicone chemicals, accounting for approximately 20% of the cost of production.

In addition, silicon metal is the core material needed for the production of polysilicon, which is most widely used to manufacture solar cells and semiconductors. Producers of polysilicon employ processes to further purify the silicon metal and then use the material to grow crystals. These crystals are then cut into wafers, which are capable of converting sunlight to electricity. The individual wafers are then soldered together to make solar cells.

Manganese alloys

With 229,500 tons of annual silicomangese (SiMn) production capacity and 194,000 tons of annual ferromanganese (FeMn) production capacity, FerroAtlántica Group is among the leading global manganese-based alloys producers based on production output for 2014. During the twelve months ended December 31, 2014, FerroAtlántica Group sold 267,489 tons of manganese-based alloys. For the twelve months ended December 31, 2014, 2013 and 2012, FerroAtlántica Group’s revenues generated by manganese-based alloys sales accounted for, 21.6%, 23.5% and 20.6%, respectively of FerroAtlántica Group’s total consolidated revenues.

Over 90% of the global manganese-based alloys produced are used in steel production, and all steelmakers use manganese and manganese alloys in their production processes. Manganese alloys improve the hardness, abrasion resistance, elasticity and surface condition of steel when rolled. Manganese alloys are also used for deoxidation and desulphurization in the steel manufacturing process.

FerroAtlántica Group produces two types of manganese alloys, silicomanganese, or SiMn, and ferromanganese, or FeMn.

Silicomanganese is used as deoxidizing agent in the steel manufacturing process. Silicomanganese is also produced in the form of refined silicomanganese, or SiMn AF, and super-refined silicomanganese, or SiMn LC.

Ferromanganese is used as a deoxidizing, desulphurizing and degassing agent in steel to remove nitrogen and other harmful elements that are present in steel in the initial smelting process, and to improve the mechanical properties, hardenability and resistance to abrasion of steel. The three types of ferromanganese that FerroAtlántica Group produces are:

•	high-carbon ferromanganese, or HC FeMn, used to improve the hardenability of steel;

•	medium-carbon ferromanganese, or MC FeMn, used to manufacture flat and other steel products; and

•	low-carbon ferromanganese, or LC FeMn, used in the production of stainless steel, steel with very low carbon levels, rolled steel plates and pipes for the oil industry.

Silicon-based alloys

FerroAtlántica Group is among the leading global ferrosilicon (FeSi) producers based on production output for 2014. During the twelve months ended December 31, 2014, FerroAtlántica Group sold 186,217 tons of ferrosilicon and had 253,500 tons of annual ferrosilicon production capacity. For the twelve months ended December 31, 2014, 2013 and 2012, FerroAtlántica Group’s revenues generated by ferrosilicon sales accounted for 19.4%, 20.2% and 17.0%, respectively, of FerroAtlántica Group’s total consolidated revenues.

Ferrosilicon is an alloy of iron and silicon (normally approximately 75% silicon). Ferrosilicon products are used to produce stainless steel, carbon steel, and various other steel alloys and to manufacture electrodes and, to a lesser extent, in the production of aluminum. Approximately 65% of ferrosilicon is used in steel production.

Ferrosilicon is generally used to remove oxygen from the steel and as alloying element to improve the quality and strength of iron and steel products. Silicon increases steel’s strength and wear resistance, elasticity and scale resistance, and lowers the electrical conductivity and magnetostriction of steel.

In addition to ferrosilicon, FerroAtlántica Group produces various different silicon-based alloys, including silico calcium (CaSi) and foundry products, which comprise inoculants and nodularizers. FerroAtlántica Group produces more than 20 specialized varieties of foundry products, several of which are custom made for its customers, and seven of which account for around 75% of FerroAtlántica Group’s total foundry products sales. Demand for these specialty metals is increasing and, as such, they are becoming more important components of FerroAtlántica Group’s product offering. FerroAtlántica Group’s combined annual production capacity in connection with these other silicon-based alloys is 59,000 MT (excluding ferrosilicon). During the 12 months ended December 31, 2014, FerroAtlántica Group sold 43,458 MT of silicon-based alloys (excluding ferrosilicon). For the twelve months ended December 31, 2014, 2013 and 2012, FerroAtlántica Group’s revenues generated by silicon-based alloys (excluding ferrosilicon) accounted for, 7.0%, 6.7% and 6.7%, respectively, of FerroAtlántica Group’s total consolidated revenues.

The primary use for silico calcium is the deoxidation and desulfurization of liquid steel. In addition, silico calcium is used to control the shape, size and distribution of oxide and sulfide inclusions, improving fluidity, ductility, and the transverse mechanical and impact properties of the final product. Silico calcium is also used in the production of coatings for cast iron pipes, in the welding process of powder metal and in pyrotechnics.

The foundry products that FerroAtlántica Group manufactures include nodularizers and inoculants, which are used in the production of iron to improve its tensile strength, ductility and impact properties, and to refine the homogeneity of the cast iron structure.

Silica fume

During the twelve months ended December 31, 2014, FerroAtlántica Group sold 144,777 tons of silica fume. For the twelve months ended December 31, 2014, 2013 and 2012, FerroAtlántica Group’s revenues generated by silica fume sales accounted for 2.2%, 2.1% and 2.3%, respectively, of FerroAtlántica Group’s total consolidated sales.

Silica fume is a byproduct of the electrometallurgical process of silicon metal and ferrosilicon. This dust-like material, collected through FerroAtlántica Group factories’ air filtration systems, is mainly used in the production of high-performance concrete and mortar. The controlled addition of silica fumes to these products results in increased durability, improving their impermeability from external agents, such as water. These types of concrete and mortar are used in large-scale projects such as bridges, viaducts, ports, skyscrapers and offshore platforms.

Energy segment

FerroAtlántica Group’s energy business mainly focuses on the small hydropower sector, as most of its hydroelectric plants have an installed power capacity below 50 MW. FerroAtlántica Group’s total installed power capacity in Spain is 192 MW, with an average annual electric output of approximately 550,000 MWh, and an electric output of approximately 737,022 MWh in 2014. For the twelve months ended December 31, 2014, 2013 and 2012, FerroAtlántica Group’s revenues generated by energy sales accounted for 3.4%, 4.9% and 4.5%, respectively, of FerroAtlántica Group’s total consolidated revenues.

Hydroelectric power stations produce energy from the flow of water through channels or pipes to a turbine, causing the shaft of the turbine to rotate. An alternator or generator, which is connected to the rotating shaft of the turbine, converts the motion of the shaft into electrical energy.

In Spain, FerroAtlántica Group sells all of the power it produces in the wholesale energy market that has been in place in Spain since 1998. Prior to 2013, FerroAtlántica Group benefitted from a feed-in tariff support scheme, pursuant to which FerroAtlántica Group was legally entitled to feed its electric production into the Spanish grid in exchange for a fixed applicable feed-in-tariff over a fixed period, and therefore received a higher price than the market price. However, the new regulatory regime introduced in Spain in 2013 has eliminated the availability of the feed-in tariff support scheme for most of FerroAtlántica Group’s facilities. FerroAtlántica Group has been able to partly mitigate this reduction in prices through the optimization of its power generation such that it operates in peak-price hours, as well as through participation in the “ancillary services” markets whereby FerroAtlántica Group agrees to generate power as needed to balance the supply and demand of energy in the markets in which it operates. See “—Regulatory matters—Energy Segment”, below, and “Management Discussion and Analysis of Financial Condition and Results of Operations of FerroAtlántica—Principal Factors Affecting Results—Regulatory changes”, beginning on page 194 of this proxy statement/prospectus.

VM Energía, S.L. (“VM Energía”), a Spanish company controlled by Grupo VM, advises in the day-to-day operations of FerroAtlántica Group’s hydroelectric facilities in the Spanish wholesale market under a strategic advisory services contract. Operating in the Spanish wholesale market requires specialized trading skills that VM Energía can provide because of the broad base of both generating facilities and customers that it manages. VM Energía is also involved in the supply of electricity and natural gas and the construction and management of wind farms in Spain. For more information on the contractual arrangements between FerroAtlántica Group and VM Energía, see “—Related Party Transactions” below.

FerroAtlántica Group is currently carrying out the construction of 19 MW of additional capacity to its hydroelectric plants in Spain. 6.5 MW of additional capacity are expected to be available in 2015, with the remaining 12.5 expected to become available in 2016. If fully utilized, the additional capacity would represent an increase of 42,000 MWh, or 8%, in the average annual production of FerroAtlántica Group’s existing plants in Spain.

FerroAtlántica Group also owns and operates 20 MW of hydroelectric power capacity in two plants in France. Given the small size of these operations and the specifics of the regulatory regime under which they operate, the results of operations and net assets with respect to these plants have always been reported within the electrometallurgy segment.

FerroAtlántica Group production plants

Electrometallurgy segment

The following table sets forth operational information for FerroAtlántica Group’s electrometallurgy plants, as of and for the twelve months ended December 31, 2014.

Plant	Location (country / province)	Products	Annual production capacity (T)*	Production in 2014 (T)
FerroAtlántica S.A.
Cee	Spain / A Coruña	Ferrosilicon, silicomanganese, ferromanganese and silica fume	135,500	125,654
Boo	Spain / Santander	Silicomanganese and ferromanganese	172,000	128,545

Dumbría	Spain / A Coruña	Ferrosilicon and silica fume	75,500	63,180

Sabón	Spain / A Coruña	Silicon metal silica fume	57,000	55,516

Hidro-Nitro Española S.A.
Monzón	Spain / Huesca	Silicomanganese, ferromanganese and powdered products	107,000	69,140
FerroPem S.A.S.
Anglefort	France / Ain	Silicon metal and silica fume	56,500	51,191

Chàteau-Feuillet	France / Savoie	Silicon metal, ferrosilicon, silico-calcium and silica fume	70,000	58,203
Lex Clavaux	France / Isère	Silicon metal and silica fume	53,000	52,082
Laudun	France / Gard	Silicon metal, ferrosilicon and silica fume	71,000	68,531

Montricher	France / Savoie	Silicon metal and silica fume	46,500	43,828

Pierrefitte	France / Hautes Pyrénées	Inoculants and other specialty metals	18,000	18,228
Silicon Smelters Pty. Ltd.
Polokwane	South Africa / Limpopo	Silicon metal and silica fume	80,000	69,020
Rand Carbide	South Africa / Mpumalanga	Silicon metal, ferrosilicon, silica fume, inoculants and electrodes	78,500	66,440

Plant	Location (country / province)	Products	Annual production capacity (T)*	Production in 2014 (T)
FerroVen S.A.
Puerto Ordaz	Venezuela / Bolívar	Ferrosilicon, silicomanganese, ferromanganese, electrodes and silica fume	152,000	84,898
Mangshi Sinice Silicon Industry Company Limited
Mangshi	China / Yunnan	Silicon metal and silica fume	48,000	9,901

*	Excluding electrode paste.

Energy segment

The following table sets forth operational information for FerroAtlántica Group’s hydroelectric power plants in Spain and France, as of and for the twelve months ended December 31, 2014.

Plant	Location	Installed annual capacity (MW)	Gross generation (GWh) in 2014
FerroAtlántica S.A.		148.0	526.9
Castrelo	A Coruña (Castrelo) / Xallas river	28.7	38.4
Sta. Eugenia I	A Coruña (Ezaro) / Xallas river	49.1	192.9
Sta. Eugenia II	A Coruña (Ezaro) / Xallas river	49.1	185.0
Nuevo Pindo	A Coruña (Ezaro) / Xallas river	9.8	47.8
Fervenza	A Coruña (A Reboira) / Xallas river	3.6	17.8
Puente Olveira	A Coruña (Castrelo) / Xallas river	2.7	17.8
Carantoña	A Coruña (Pasarela) / Rio Grande	5.0	27.1
Hidro Nitro Española S.A.		44.0	210.1
Barasona	Huesca (Graus) / Esera river	22.0	105.3
El Ciego	Huesca (Estada) / Cinca river	3.4	16.0
Arias I	Huesca (Somontano de Barbastro) / Cinca river	6.3	30.0
Arias II	Huesca (Somontano de Barbastro) / Cinca river	6.3	30.0
Ariéstolas	Huesca (Somontano de Barbastro) / Cinca river	6.0	28.8
FerroPem S.A.S.*		20.0	97.8
Saint-Béron	Saint-Béron / Rhône-Alpes region	14.0	63.5
Villelongue	Pierrefite / Hautes-Pyrénées region	6.0	34.3

Raw materials, logistics and power supply

The largest components of FerroAtlántica Group’s cost base are raw materials and power used to operate its facilities. In the twelve months ended December 31, 2014, FerroAtlántica Group spent $541,481,199 on raw materials and $262,503,192 on power consumption, representing 60.8% and 29.5% of FerroAtlántica Group’s total consolidated cost of sales, respectively.

The primary raw materials FerroAtlántica Group uses to produce its electrometallurgy products are carbon reductants (primarily coal, but also charcoal, metallurgical and petroleum coke, anthracite and wood) and minerals (manganese ore and quartz). Other raw materials used to produce FerroAtlántica Group’s electrometallurgy products include electrodes (consisting of graphite and electrode paste), slags and limestone, as well as certain specialty additive metals. FerroAtlántica Group procures coal, manganese ore, quartz, petroleum and metallurgical coke, electrodes and most additive metals centrally under the responsibility of its production general manager and its raw materials procurement director, whereas responsibility for the procurement of other raw materials rests either with the raw materials procurement director or with each country raw materials procurement manager and/or the individual plant managers.

Coal

Coal is the major carbon reductant in silicon alloys production. Only washed and/or screened coal with ash content below 10% and with specific physical properties may be used for production of silicon alloys. Colombia and the United States are the best source for the required type of coal and the vast majority of the silicon alloys industry, including FerroAtlántica Group, is dependent on supply from these two countries.

Approximately 90% of the coal FerroAtlántica Group purchased in 2014 came from Carbones del Cerrejón Norte mine in Colombia, while the remaining 10% came from other Colombian mines, as well as from Poland, Russia (anthracite) and South Africa. FerroAtlántica Group purchases coal quarterly, half yearly or annually, based on market outlook. FerroAtlántica Group has a long standing relationship with Enerco, its principal coal supplier with a long-term relationship with the Cerrejón Norte mine. FerroAtlántica Group does not have any guarantee of supply from Enerco. Over the last ten years, Enerco has been one of the major suppliers of coal to the silicon-based alloys industry.

Coal prices, which are denominated in U.S. dollars, are based on API 2, the benchmark price reference for coal imported into northwest Europe, and API 4, the benchmark price reference for coal exported out of South Africa’s Richards Bay terminal, commonly used in physical and over-the-counter derivative contracts. Prices may also be affected by currency fluctuation, labor unrest and the transportation situation in Colombia and South Africa.

Manganese ore

The global supply of manganese ore is comprised of standard- to high-grade manganese ore, with 35 to 48% manganese content, and low-grade manganese ore, with lower manganese content. Manganese ore production comes mainly from eight countries: South Africa, Australia, China, Gabon, Brazil, Ukraine, India and Ghana. However, the production of high-grade manganese ore is concentrated in Australia, Gabon, South Africa and Brazil.

The vast majority of the manganese ore FerroAtlántica Group purchased in 2014 came from suppliers located in South Africa (42% of total purchases) and Gabon (46% of total purchases). In 2014, key suppliers of manganese ore to FerroAtlántica Group included BHP Billiton, a multinational natural resources company with headquarters in Australia, and Eramet, a French multinational mining and metallurgical company, which supplied 82% of the manganese ore FerroAtlántica Group utilized. FerroAtlántica Group has contractual arrangements with BHP Billiton and Eramet with terms of one to three years and prices, expressed in U.S. dollars, which depend primarily on spot prices. The contracts with Eramet and BHP Billiton do not provide FerroAtlántica Group with a guarantee of supply. The remaining 18% was purchased by FerroAtlántica Group on the international spot market from other suppliers, including Vale, Glencore and UMK.

Global manganese ore prices are mainly driven by manganese demand from India and China. Potential disruption of supply from South Africa, Australia, Brazil or Gabon due to logistical, labor or other reasons may have an impact on the availability of the ore and eventually on its price.

Quartz

Quartz is required to manufacture silicon-based alloys and silicon metal.

FerroAtlántica Group has secured access to quartz from its quartz mines in Spain and South Africa (see “—Mining operations”). For the twelve months ended December 31, 2014, 65% of FerroAtlántica Group’s total consumption of quartz was self-supplied.

FerroAtlántica Group purchases the quartz which is not self-supplied quarterly, half yearly or annually, based on market outlook. FerroAtlántica Group’s quartz suppliers typically have operations in the same countries where FerroAtlántica Group factories are located, or in close proximity, in order to minimize transportation and other logistical costs. FerroAtlántica Group purchases quartz from third-party suppliers on the basis of contractual arrangements with terms of up to four years. FerroAtlántica Group’s primary third-party quartz supplier is Imeris in France.

Other raw materials

Wood is needed for the production of silicon-based alloys. It is used directly in furnaces as woodchips or cut to produce charcoal, which is the major source of carbon reductant for FerroAtlántica Group’s plants in South Africa and China. In these two countries, charcoal is often utilized by FerroAtlántica Group’s factories as a less expensive substitute for imported coal and provides desirable qualities to the silicon-based alloys it is used to produce.

Wood from FerroAtlántica Group’s 10,000 hectares plantation in South Africa is of good quality and is sold as lumber in exchange for lower quality wood to produce charcoal for FerroAtlántica Group’s South African operations. FerroAtlántica Group’s charcoal production in South Africa is entirely subcontracted to third parties to whom FerroAtlántica Group delivers the lower quality wood.

In China, FerroAtlántica Group purchases wood for charcoal production from local suppliers at spot prices quarterly, half yearly or annually, depending on market outlook. Since August 2013, almost all of the charcoal FerroAtlántica Group utilized in China is produced on-site at the Mangshi plant.

In the other countries where FerroAtlántica Group operates, FerroAtlántica Group purchases wood chips locally from a variety of suppliers.

Petroleum coke, carbon electrodes, slag, limestone and additive metals are other relevant raw materials which FerroAtlántica Group utilizes to manufacture its electrometallurgy products. Procurement of these raw materials is either managed centrally or with each country raw materials procurement manager or each plant manager, and is at spot prices or under contracts of a year or less. Certain of FerroAtlántica Group’s contracts with suppliers of these materials do not provide FerroAtlántica Group with a guarantee of supply.

Logistics

Logistical operations are managed centrally and at the local level. Sea-freight operations and rail activity in France are managed centrally. Vehicle transport is normally managed at the plant level with some centralized coordination in multi-site countries. Contractual commitments in respect of transportation and logistics match, to the extent possible, FerroAtlántica Group’s contracts for raw materials and customer contracts.

Power

In Spain, FerroAtlántica Group mainly acquires energy at the spot price through daily auction processes and is, therefore, exposed to market price volatility. FerroAtlántica Group seeks to reduce its energy costs by stopping the production at its factories during times of peak power prices and operating its factories in the hours of the day with lower energy prices. Additionally, FerroAtlántica Group receives a rebate on a portion of its energy costs in Spain in exchange for an agreement to interrupt production, and thus power usage, upon request by the grid operator. FerroAtlántica Group uses derivative financial instruments to partly hedge risks related to energy price volatility in Spain.

In France, FerroPem currently has access to relatively low power prices, as it benefits from Electricité de France’s green tariff (“Tarif Vert”), and a discount thereon. The current green tariffs will expire in 2015 and FerroAtlántica Group is currently negotiating alternative tariffs with Electricité de France. Further, the discount on Electricité de France’s tariffs will decline linearly until 2022. To reduce its energy costs, FerroPem shuts down its factories in January and February, when energy prices are at their highest.

FerroAtlántica Group’s production of energy in Spain and France through its hydroelectric power plants partially mitigates its exposure to increases in power prices in these two countries, as an increase in energy prices has a positive impact on FerroAtlántica Group revenues from electricity generation.

In Venezuela, FerroAtlántica Group has access to low and stable power prices through a long-term contract with the local power supplier, as its factory is located in the proximity of five hydroelectric power plants.

In South Africa, energy prices are regulated by the National Energy Regulator (NERSA) and price increases are publicly announced in advance.

In China, FerroAtlántica Group purchases energy from the grid at a set tariff. During the dry season, which runs from January through May, FerroAtlántica Group shuts down operations in China due to the high cost of energy.

Mining operations

The following table sets forth summary information on FerroAtlántica Group’s mines which were in production as of December 31, 2014.

						Recoverable Reserves
Mine	Location	Mineralization	Annual capacity kt	Production in 2014 kt	Mining Recovery	Proven reserves Mt(1)	Probable reserves Mt(1)	Reserve grade	Mining method	Life (yrs) (2)	Expiry date (3)

Sonia	Spain (Mañón)	Quartz	150	148.6	0.4	2.4	0.8	Metallurgical	Open-pit	21	2069

Esmeralda	Spain (Val do Dubra)	Quartz	50	33.6	0.4	0.2	0.2	Metallurgical	Open pit	12	2029

Serrabal	Spain (Vedra & Boqueixón	Quartz	330	300.7	0.2	4.3	1.9	Metallurgical	Open pit	20	2038

SamQuarz	South Africa (Delmas)	Quartzite	1,000	730	0.65	9.7	19.5	Metallurgical; glass industry	Open pit	40	2039

Mahale	South Africa (Limpopo)	Quartz	New	New	0.5	0	2.4	Metallurgical	Open pit	15	2035

Roodepoort	South Africa (Limpopo)	Quartz	40	20	0.5	0	0.1	Metallurgical	Open pit	4	2028

Fort Klipdam	South Africa (Limpopo)	Quartz	100	64.4	0.6	0	0.3	Metallurgical	Open pit	3	2017	(4)

Soleyron	France (Saint Hippolyte de Montaigu)	Quartzite	20	20	0.25	0.02	0.05	Metallurgical	Blasting crushing, screening	2	2020

Cabanetas	Spain (Fonz-Huesca)	Limestone	50	1	0.9	1.3	1.8	na	Open-pit	21	2043
Totals (as applicable)			1,740	1,353.9		17.92	26.95

(1)	The estimated recoverable proven and probable reserves represent the tons of product that can be used internally or delivered to the customer as metallurgical or glass grade. The mining recovery is based on historical yields in each particular exploitation. We estimate our mine permitted life at last year operating levels, which can be considered average production rates under current circumstances.
(2)	Current estimated mine life.
(3)	Expiry date of FerroAtlántica Group’s mining concession.
(4)	The expiry date relates to three mining permits relating to an area within Fort Klipdam, outside the area covered by the mining right. The mining right is currently subject to an administrative proceeding with the relevant mining authority. See “—South African mining rights—Fort Klipdam” below for further information on Fort Klipdam.

FerroAtlántica Group considers its Conchitina and Conchitina Segunda mines as a single mining project and intends to merge the mining concessions for these properties. FerroAtlántica Group currently holds all necessary permits to start production for Conchitina mine other than the Annual Mining Plan approval from the Spanish mining authority, which is expected in 2015. Though this approval has not been formally granted by the applicable mining authority, FerroAtlántica Group is not legally prevented from commencing mining operations in the area because the relevant authority has not issued an express declaration of expiry of the concessions.

Reserves for the Conchitina mine are accordingly considered to be probable reserves. Set forth below is summary information on the Conchitina and Conchitina Segunda mines, together:

				Recoverable Reserves
Mine	Location	Mineralization	Mining Recovery	Proven MT(1)	Probable MT(1)	Reserve Grade	Mining Method
Conchitina and Conchitina Segunda	Spain (O Vicedo)	Quartz	0.35	0	1.4	Metallurgical	Open-pit

(1)	Estimates of recoverable probable reserves represent the tons of product that can be used internally or which are of metallurgical grade and can be delivered to FerroAtlántica Group’s customers.

FerroAtlántica Group has mining rights at Cristina, Transmonte and Merlán in Spain, but none of these mines is in production and their development towards achieving mining production is currently uncertain. FerroAtlántica Group does not consider the Venezuelan mines of La Candelaria, El Manteco and El Merey to be mining assets due to the depletion of the quartz-mineralized material and legal issues relating to the mining rights in respect of these mines.

FerroAtlántica Group conducts its mining activities pursuant to mining concessions granted by the relevant public authorities. See “Risk Factors—Risks Relating to FerroAtlántica’s Business—FerroAtlántica is heavily dependent on its mining operations, which are subject to risks that are beyond its control and which could result in materially increased expenses and decreased production levels.”

Spanish mining concessions

Sonia

Before FerroAtlántica Group, the mining concession belonged to Cuarzos Industriales S.A.U., which had acquired it in 1979. FerroAtlántica Group acquired Cuarzos Industriales S.A.U., which is the owner of the properties currently mined at Sonia, along with Sonia mining concessions, in 1996 from Portuguese cement manufacturer Cimpor. The surface area covered by Sonia mining concession is 387 hectares and the concession is due to expire in 2069.

For the twelve months ended December 31, 2014, FerroAtlántica Group paid a tax based on Sonia’s annual budget in the amount of €1,728 and a surface tax in the amount of €280. The most recent water levy was paid in 2015 and amounted to €1,717.

Esmeralda

The original mining concession was granted in 1999 to Cuarzos Industriales, S.A.U., the owner of the properties currently mined at Esmeralda, after proper mining research had been conducted and the mining potential of the area had been demonstrated to the relevant public authority. The surface area covered by Esmeralda mining concession is 84 hectares and the concession is due to expire in 2029.

For the twelve months ended December 31, 2014, FerroAtlántica Group paid a tax based on Esmeralda’s annual budget in the amount of €1,135 and a surface tax in the amount of €157. No water levy has been applied so far by the public administration, which is still in the process of determining the amount due.

Serrabal

The mining concession was originally granted in 1978 to Rocas, Arcillas y Minerales S.A. FerroAtlántica Group acquired control of such company, which is the owner of the properties currently mined at Serrabal, along with Serrabal mining concession, in 2000. At present, Rocas, Arcillas y Minerales, S.A has applied for the renewal of the concession. Pursuant to an interim measure approved by the applicable mining authority, Rocas Arcillas y Minerales S.A. is permitted to continue mining operations in Serrabal indefinitely, until a final decision on the renewal of the concession is taken. If renewal were granted, the concession would expire in 2038. The surface area covered by Serrabal mining concession is 861 hectares.

For the twelve months ended December 31, 2014, FerroAtlántica Group paid a tax based on Serrabal’s annual budget in the amount of €3,898 and a surface tax in the amount of €1,524. The most recent water levy was paid in 2012 and amounted to €11,232.

Conchitina and Conchitina Segunda

The Conchitina mining concession previously belonged to Cuarzos Industriales S.A.U., which had acquired it in 1979. FerroAtlántica Group acquired such company, along with Conchitina mining concessions, in 1996 from Portuguese cement manufacturer Cimpor. Conchitina Segunda mining concession was granted to Cuarzos Industriales S.A.U. in 1997 for a 30 year term, after proper mining research had been conducted and the mining potential of the area had been demonstrated. The Conchitina concession expired in 2009 and Cuarzos Industriales S.A.U. has applied for its renewal, also requesting the competent authority to consolidate such concession with that of Conchitina Segunda. The legal support for the consolidation request is that both mining rights apply over a unique quartz deposit. Though the approval has not been formally granted by the authority, FerroAtlántica Group is not legally prevented from commencing mining operations in the area because the relevant authority has not issued an express declaration of expiry of the Conchitina concession. Cuarzos Industriales S.A.U. is the owner of the properties currently mined at both Conchitina and Conchitina Segunda. The surface area covered by Conchitina and Conchitina Segunda concessions is 497 hectares.

For the twelve months ended December 31, 2014, FerroAtlántica Group paid a combined tax based on Conchitina and Conchitina Segunda’s annual budgets in the amount of €1,233 and a combined surface tax in the amount of €246. No water levy has been applied so far by the public administration, which is still in the process of determining the amount due.

Cabanetas

The mining right granting process and tax regulations applicable to Cabanetas limestone quarry slightly differ from those applicable to the other FerroAtlántica Group’s mines in Spain because Cabanetas classifies as quarry, not as mine. FerroAtlántica Group is currently operating Cabanetas quarry pursuant to a permit resolution issued in 2013 by the competent mining authority, which authorized the extension of the original mining concession. The renewal is for a period of 30 years and, consequently, the concession will expire in 2043. Limestone extracted from Cabanetas quarry is meant to be used by Hidro-Nitro Española S.A. electrometallurgy plant. However, because new metallurgical techniques require low consumption of this product, most of Cabanetas limestone is generally sold to the civil engineering and construction industry. The production level of Cabanetas has fallen considerably in recent years, mainly affected by the crisis in the local construction industry.

Land ownership belongs to the entity “Mancomunidad de propietarios de Fincas Las Sierras”. Hidro-Nitro Española S.A. is the lessee of the land plot where the mining property is located pursuant to a lease agreement entered into in 1950, which was subsequently restated in 2000 and is now due to expire in 2020. The lease agreement may then be extended until 2050. To retain the lease, Hidro-Nitro Española S.A. pays the landlord an annual fee currently equal to €0.15 per ton of limestone quarried out of the mine. The quarry covers a surface area of approximately 180 hectares. The affected area by the planned exploitation during the current extension of the concession area is 6.9 hectares.

For further information regarding Spanish regulations applicable to mining concessions, as well as environmental and other regulations, see “Laws and regulations applicable to FerroAtlántica Group’s mining operations—Spain”, beginning on page 179 of this proxy statement/prospectus.

South African mining rights

SamQuarz

SamQuarz mining rights were transferred from the original owners, Glass South Africa Holdings (Pty) Ltd and Samancor Limited, to SamQuarz (Pty) Ltd in 1997. FerroAtlántica acquired control of SamQuarz, along with Samquarz mining rights, in 2012. In 2009, the Minister of Mineral Resources converted the then existing SamQuarz mining rights into new mining rights due to expire after 30 years in 2039. At the end of 2014, SamQuarz mining rights were transferred from SamQuarz (Pty) Ltd to its sole shareholder, Thaba Chueu Mining. SamQuarz (Pty) Ltd is the owner of the properties currently mined in Delmas. The total surface area covered by SamQuarz mine is 118.1 hectares.

For the twelve months ended December 31, 2014, FerroAtlántica Group paid royalties to the tax authority (South African Revenue Services (SARS)) for an amount of ZAR3,251,496.

Mahale

Mahale is a state owned land, lawfully occupied by the Mahale community. Thaba Chueu Mining (Pty.), Ltd., FerroAtlántica Group’s subsidiary, currently leases the land pursuant to an agreement with Majeje Traditional Authority and runs mining operations on the area pursuant to mining rights owned by the state and licensed to it. The latest mining right license was granted by the Department of Mineral Resources in December 2014 and is currently being registered at the mining titles deeds office. The license is for a 20 year period and will expire in 2035. The total surface area covered by Mahale mine is 329.7 hectares. The agreement for the lease of the land between Thaba Chueu Mining (Pty.), Ltd. and Majeje Traditional Authority will be in force for the entire duration of the mining right or as long as it is economically viable for the lessee to mine. Under the lease agreement, a monthly rent of ZAR1,500 is paid to the lessor and is reviewed annually to reflect increases in the consumer price index.

For the twelve months ended December 31, 2014, FerroAtlántica Group paid (i) royalties to SARS for an amount of ZAR63,661; and (ii) ZAR100,000 to the Department of Mineral Resources for the license of the mining rights. No payment was made in 2014 for the lease of the land due to internal technical issues within the Majeje Traditional Authority. Payments will commence once such internal issues are resolved and once Thaba Chueu Mining (Pty.), Ltd. starts mining in the area under the recently granted mining right.

Roodeport

Roodeport mining right is held by Silicon Smelters (Pty.), Ltd., FerroAtlántica Group’s subsidiary, and will expire in 2028. In 2009, Silicon Smelters (Pty.), Ltd. applied for a conversion of the mining right into a new mining right under the Mineral and Petroleum Resources Development Act (MPRDA), entered into force in 2004. Although the license has not yet been approved by the competent authority, the company is permitted to mine while waiting for the finalization of the application. Pursuant to the mining right, Silicon Smelters (Pty.), Ltd. is entitled to mine quartz as long as it is economically viable (i.e. for the duration of the mine). The total surface area covered by Roodeport mine is 19.5 hectares. The mining area covers the cobble and block areas. The land in which Roodeport mine is located is owned by Alpha Sand which also conducts all mining operations as a contractor for Silicon Smelters (Pty.), Ltd. An agreement is in place whereby Alpha Sand operates the mine and Silicon Smelters (Pty.), Ltd. purchases the quartz mined from Alpha Sand based on Silicon Smelters (Pty.), Ltd.’s quartz requirements and at prices that are reviewed annually on the basis of increases in production costs and diesel fuel. The agreement with Alpha Sand will terminate at the expiry of the mining right or when it is no longer economically viable to mine quartz in the area.

For the twelve months ended December 31, 2014, FerroAtlántica Group paid royalties to SARS for an amount of ZAR74,179.

Fort Klipdam

The land is owned by Silicon Smelters (Pty.), Ltd., which filed a mining right application that was rejected on the basis of the alleged inadequacy of the mine social and labor plan (SLP). An appeal has been filed by Silicon Smelters (Pty.), Ltd. Pending a decision on the appeal, mining operations may only be conducted on an area located outside the area covered by the mining right, pursuant to three mining permits granted to Silicon Smelters (Pty.), Ltd that will expire in 2017. The total surface area covered by Fort Klipdam mine, including both the mining permits and the mining right, is 640.9 hectares.

For the twelve months ended December 31, 2014, FerroAtlántica Group paid royalties to SARS for an amount of ZAR458,544.

For further information regarding South African regulations applicable to mining concessions, as well as environmental and other regulations, see “Laws and regulations applicable to FerroAtlántica Group’s mining operations—South Africa”, beginning on page 179 of this proxy statement/prospectus.

French mining rights

Soleyron

                Of the overall Soleyron mine area, FerroPem S.A.S., FerroAtlántica Group’s subsidiary, owns 7.5 hectares and the Saint-Hippolyte de Montaigu Municipality owns the remaining 12.9 hectares. In February 2015, FerroPem S.A.S. entered into a lease and royalty agreement with the Municipality with a validity of five years. The effective date of the agreement and the relevant term coincide with the effective date and the term of the prefectural authorization renewal, which was granted to FerroPem S.A.S. in March 2015 and is due to expire in 2020. Pursuant to this agreement, FerroPem S.A.S. pays to the municipality on an annual basis: (i) a fixed allowance for the lease of the land, and (ii) variable royalties on the basis of tons of quartz produced. In addition, FerroPem S.A.S had to provide financial guarantees through an insurance company for an amount of €146,300. Such amount has been defined in the prefectural authorization as the amount needed for the land remediation.

Reserves

Reserves are defined by SEC Industry Guide 7 as the part of a mineral deposit that could be economically and legally extracted and produced at the time of the reserve determination. Proven, or measured, reserves are reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes, and grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established. Probable, or indicated, reserves are reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance for probable reserves, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

FerroAtlántica Group’s estimate of proven and probable reserves represents the tons of product that can be used internally or which is of metallurgical grade and can be delivered to FerroAtlántica Group’s customers, and is based on historical yields for each location.

At December 31, 2014, FerroAtlántica Group’s proven and probable reserves were estimated at approximately 44.9 Mt, with a current average estimated life of approximately 30 years. The estimated life of the mines is determined based on yearly operating levels which we consider to be average production rates under current circumstances and using current mining techniques. Reserve estimates were made by independent third party consultants, based primarily on dimensions revealed in outcrops, trenches, detailed sampling and drilling studies performed. These estimates are reviewed and reassessed from time to time. Reserve estimates are based on various assumptions, and any material changes in these assumptions could have a material impact on the accuracy of FerroAtlántica Group’s reserve estimates.

Laws and regulations applicable to FerroAtlántica Group’s mining operations

Spain

In Spain, mining concessions have an average term of 30 years and are extendable for additional 30-year terms, up to a maximum of 90 years. At the end of each 30 year period, in order to extend the concession term, the concessionaire must file an application with the competent public authority. The application, which must be filed three years prior to the expiration of the concession term, must be accompanied by a detailed report demonstrating the continuity of mineral deposit and the technical ability to extract it, as well as reserve estimates, an overall mining plan for the term of the concession and a detailed description of extraction and treatment techniques. The renewal process is straightforward for a mining company that has been mining the concession regularly, and the main impediments to renewal are a lack of mining activity and legal conflicts. Every year, in January, in order to maintain the validity of the mining concession, an annual mining plan must be submitted to the competent public authority. This document must detail the work to be developed during the year.

As regards environmental requirements applicable to FerroAtlántica Group’s mining operations in Spain, each of Serrabal, Esmeralda, Conchitina and Conchitina Segunda is subject to an “environmental impact statement”, issued by the competent environmental authority and specifically tailored to the environmental features of the relevant mine. The environmental impact statement requires compliance with high environmental standards and is based on the environmental impact study performed by the mining concession applicant in connection with each mining project. It is the result of a consultation process involving several public administrations, including cultural, archaeology, landscape, urbanistic, health, agriculture, water and industrial administrations. The statement sets forth all conditions to be fulfilled by the applicant to ensure that the relevant mining project is environmentally viable, including in connection with the protection of air, water, soil, flora and fauna, landscape, cultural heritage, restoration and the interaction among such elements. The statement refers exclusively to mining activities, auxiliary facilities and heap carried out in a determined perimeter of each mine, identified in the same statement. A program of surveillance and environmental monitoring is also included in the statement and the competent authority regularly verifies compliance with it.

Sonia is only subject to a “restoration plan” which provides for less stringent environmental requirements compared to environmental impact statements and is mainly aimed at ensuring that the new areas generated as result of the mining activity are properly restored in an environmentally friendly manner. The restoration plan is submitted by the mining concession applicant for the approval of the relevant authority together with the mining project for the area. Information about the exploitation project, including area of operation, annual production, method and operating system, designed top and bottom level of the pit, is included in the restoration plan.

All mines, with the exception of Cabanetas, also need to obtain from the competent public administration an authorization for the discharge of the water used at the mine, which authorization is subject to certain conditions, including performing analysis on the water before any such discharge is made. In addition, when presenting to the competent mining authorities its annual mining plans in connection with its Spanish mines, with the exception of Cabanetas, FerroAtlántica Group must include an environmental report describing all environmental actions carried out during the year. Authorities are able to oversee such actions upon their annual inspections. Because Cabanetas classifies as a quarry and not as a mine, environmental requirements are generally less stringent. Cabanetas environmental license is included in the mining permit and is formalized in the annual work plan and the annual restoration plan approved by the mining authority.

The main recurring payment obligation in connection with FerroAtlántica Group’s mines in Spain relates to a tax payable annually, calculated on the basis of the budget included in the relevant annual mining plan provided to the authority. In addition, with the exception of Cabanetas, a small surface tax is paid annually to the administration on the basis of the mine property extension. A levy also applies to water consumption at each mine property which is paid at irregular intervals, whenever the relevant public administration requires it.

South Africa

In South Africa, mining rights are valid for a maximum of 30 years and may be renewed for further periods of up to 30 years per renewal. Prior to granting and renewing a mining right, the competent authority must be satisfied with the technical and financial capacity of the intended mining operator and the mining work programme according to which the operator intends to mine. In addition, a species rescue, relocation and re-introduction plan must be developed and implemented by a qualified person prior to commencement of excavation, a detailed vegetation and habitat and rehabilitation plan must be developed by a qualified person and a permit must be obtained from South African Heritage Resource Agency (SAHRA) prior to commencement of excavations. The mining right holder must also compile a labor and social plan for its mining operations and comply with certain additional regulatory requirements relating to, among other things, human resource development, employment equity, housing and living conditions and health and safety of employees, and the usage of water, which must be licensed.

It is a condition of the mining right that the holder shall dispose of all minerals and products derived from exploitation of the mineral at competitive market prices which shall mean, in all cases, non-discriminatory prices or non-export parity prices. If the minerals are sold to any entity which is an affiliate or non-affiliate agent or subsidy of the mining right holder, or is directly or indirectly controlled by the holder, such purchaser must unconditionally undertake in writing to dispose of the minerals and any products from the minerals and any products produced from the minerals, at competitive market prices. The mining right, a shareholding, an equity, an interest or participation in the right or joint venture, or a controlling interest in a company, close corporation or joint venture, may not be encumbered, ceded, transferred, mortgaged, let, sublet, assigned, alienated or otherwise disposed of without the written consent of the Minister of Mineral Resources, except in the case of a change of controlling interest in listed companies.

Environmental requirements applicable to mining operations in South Africa are mostly set out in the Mineral and Petroleum Resources Development Act (“MPRDA”), entered into force in 2004. Pursuant to MPRDA, in order to obtain reconnaissance permissions as well as actual mining rights, applicants must have in place an approved environmental management plan, pursuant to which, among other things, all boreholes, excavations and openings sunk or made during the currency of the mining right must be sealed, closed, fenced and made safe by the mining operator. MRPDA further requires mining right applicants to conduct an environmental impact assessment on the interested area and submit an environmental management programme setting forth, inter alia, baseline information concerning the affected environment to determine protection, remedial measures and environmental management objectives, and describing the manner in which the applicant intends to modify, remedy, control or stop any action, activity or process which causes pollution or environmental degradation, contain or remedy the cause of pollution or degradation and migration of pollutants and comply with any prescribed waste standard or management standards or practices. In addition, applicants must provide sufficient insurance, bank guarantee, trust fund or cash to ensure the availability of sufficient funds to undertake the agreed work programmes and for the rehabilitation, management and remediation of any negative environmental impacts on the interested areas. Holders of a mining right must conduct continuous monitoring of the environmental management plan, conduct performance assessments of the plan and compile and submit a performance assessment report to the competent authority, the frequency of which must be as approved in the environmental management programme, or every two years or as otherwise agreed by the authority in writing. Mine closure costs are evaluated and reported on an annual basis, but the actual costs only apply at mine closure. Further environmental requirements apply in connection with health and safety matters, waste management and water usage.

                The mining right holder must also be in compliance with an important governmental regulation called Black Economic Empowerment (BEE), a program launched by the South African government to redress certain racial inequalities. In order for a mining right to be granted, a mining company must agree on certain BEE related conditions with the Department of Mineral and Petroleum Resources (DMR). Such conditions relate to, among other things, company’s ownership and employment equity and require the submission of a social and labour plan (SLP). Failure to comply with any of these BEE conditions may have an impact on, inter alia, the ability of the mining company to retain the mining right or obtain its renewal upon expiry. In addition, on an annual basis, companies subject to BEE must conduct a BEE rating audit on several aspects of the business, including black ownership, management control, employment equity, skills development, preferential procurement, enterprise development and socio economic development. Poor performance on the BEE rating audit may have a negative impact on the company’s ability to do business with other companies, to the extent that a company’s low rating is likely to reduce the rating of its business partners.

Mining rights are subject to payments of royalties to the tax authority (South African Revenue Services (SARS)). Such payments are generally made by 30 June, 31 December and upon approval of the concessionaire’s financial statement every year.

France

In France, mining rights are subject to a prefectural authorization. The authorization provides details of all requirements, including environmental requirements, that the mining operator and its subcontractors must comply with to operate the mine. Such requirements mainly concern archeology, water protection, air pollution, control of noise, visual impact and safety matters. The authorization also contains the requirements relating to the remediation of the land after the end of the mining operations, including the provision of adequate financial guarantees by the mining operator. Mines are regularly inspected by the administration and local environmental commissions, comprising representatives of the relevant municipality, administration, several associations and the mining operator, which are set up and must meet at least once a year.

New mining project in Mauritania

In 2013, FerroAtlántica Group signed an option to purchase two exploration permits relating to a 2,000 square kilometer area located in northern Mauritania, approximately 250 kilometers from Nouadhibou harbor. FerroAtlántica Group has conducted exploration activity under one permit and will carry out additional exploration activities once it has acquired the mining rights in respect of this location.

Customers and markets

In the electrometallurgy segment, FerroAtlántica Group’s most significant customers are located in Europe, the United States and South Africa. FerroAtlántica and FerroPem sell primarily into Europe, FerroVen sells almost entirely into United States, Mexico and Europe, Silicon Smelters sells mainly in the United States, South Africa and Asia, and almost all Mangshi sales are made into China.

In the energy segment (which excludes the hydroelectric plants located in France), FerroAtlántica Group delivers all the electricity it produces in Spain to the Spanish national grid and sells it in the Spanish pool market.

The following table details the breakdown of FerroAtlántica Group’s revenues from its electrometallurgy segment by geographic market for twelve months ended December 31, 2014, 2013 and 2012.

($ millions)	December 31, 2014	December 31, 2013	December 31, 2012
Europe
Spain	306.3	320.0	289.7
Germany	238.6	253.8	233.3
Italy	146.2	111.8	110.5
Rest of Europe	302.2	285.9	328.6
Total revenues in Europe	993.3	971.5	962.1
Unites States	201.3	165.8	197.6
Rest of the world	271.8	326.5	320.0

Total	1,466.3	1,463.9	1,479.6

For the twelve months ended December 31, 2014, FerroAtlántica Group’s ten largest customers accounted for approximately 43% of FerroAtlántica Group’s consolidated revenue and none of them accounted for more than 10% of FerroAtlántica Group’s consolidated revenue. FerroAtlántica Group’s sales to these customers are mainly governed by contracts that are currently in force.

Sales and marketing activities

FerroAtlántica Group sells its products under contracts which generally have durations of one to three years for silicone producers, and between three months to one year for steel and aluminum producing customers. All contracts generally include a volume framework and price formula based on the spot market price and other elements, including production costs and premiums. FerroAtlántica Group also makes spot sales to customers with which it does not have a contract as well as through quarterly agreements at prices that generally reflect market spot prices. In addition, FerroAtlántica Group sells certain high quality products at prices that are not directly correlated with the market prices for the minerals from which they are composed. Some of FerroAtlántica Group’s customer contracts contain provisions relating to the purchase of minimum volumes of products.

Outside of the United States, the vast majority of FerroAtlántica Group’s products are sold directly by its own sales force located in Spain, France, Germany, as well as in all of the countries in which FerroAtlántica Group operates. Almost all sales in the United States are intermediated through local exclusive agents pursuant to standardized contractual arrangements. Some sales to primary and secondary aluminum manufacturers and silicone producers are direct. In Italy and the U.K., sales of products other than silicon metal are intermediated through local exclusive agents. For the twelve months ended December 31, 2014, approximately 90% of FerroAtlántica Group’s sales were carried out directly by FerroAtlántica Group’s own sales force.

FerroAtlántica Group maintains credit insurance for the majority of its customer receivables to mitigate collection risk.

Competition

The most significant factors on which players in the silicon metal, manganese- and silicon-based alloys and specialty metals markets compete are price, and, for chemical customers, the consistency of the chemical and physical specifications of silicon metal over time.

The silicon metal, manganese- and silicon-based alloys and specialty metals markets are highly competitive, global markets, in which suppliers are able to reach customers across different geographies, and in which local presence is generally a minor advantage. In the silicon metal market, FerroAtlántica Group’s primary competitors include Chinese producers, which have production capacity that exceeds total global demand. Aside from Chinese producers, FerroAtlántica Group’s competitors include Elkem, a Norwegian manufacturer of silicon metal, ferrosilicon, foundry products, silica fumes, carbon products and energy, Globe, Rima, a Brazilian silicon metal and ferrosilicon producer, and Rusal, a Russian company that is a leading global aluminum and silicon metal producer.

In the manganese and silicon alloys market, FerroAtlántica Group’s competitors include BHP Billiton, a global mining company with operations in Australia and South Africa, Vale, a mining and metals group based in Brazil, Eramet, a French mining and metallurgical group, Privat Group, a Ukrainian company with operations in Australia, Ghana and Ukraine, Elkem and CHEMK Industrial Group, a Russian conglomerate which is one of the largest silicon-based alloy producers in the world.

FerroAtlántica Group strives to be a highly efficient, low cost producer, offering competitive pricing and engaging in manufacturing processes that capture most of its production by-products for reuse or resale. Additionally, through the vertical integration of its quartz mines in Spain and South Africa and tree plantations in South Africa to obtain wood with which to produce charcoal, FerroAtlántica Group has ensured access to some of the high quality raw materials that are essential in the silicon metal, manganese- and silicon-based alloy and specialty metals production process, and has been able to gain a competitive advantage over some of its competitors because it has reduced the contribution of these raw materials to its cost base.

Industry and market data

The statements and other information contained in this section “—Business of FerroAtlántica Group and certain information about FerroAtlántica Group” regarding market data and FerroAtlántica Group’s competitive position and market share are based on the reports periodically published by a leading metals industry consultant and leading metals industry publications and information centers, as well as on the estimates of FerroAtlántica Group’s management.

Research and Development (R&D)

FerroAtlántica Group focuses on continually developing its technology in an effort to improve its products and production processes. FerroAtlántica’s research and development division coordinates all the research and development activities within FerroAtlántica Group. FerroAtlántica Group also has cooperation agreements in place with various universities and research institutes in Spain, France and other countries around the world. For the twelve months ended December 31, 2014, 2013 and 2012, FerroAtlántica Group spent $11.2 million, $7.0 million and $11.0 million, respectively, on research and development projects and activities. Set forth below is a description of FerroAtlántica Group’s significant ongoing research and development projects.

ELSA electrode

FerroAtlántica Group has internally developed a patented technology for electrodes used silicon metal furnaces, which it has been able to sell to several major silicon producers globally. This technology, known as the ELSA electrode, improves the energy efficiency in the production process of silicon metal and eliminates contamination with iron. FerroAtlántica Group has granted these producers the right to use the ELSA electrode against payment to FerroAtlántica Group of royalties.

Solar Grade Silicon

FerroAtlántica Group’s Ferrosolar Project involves the production of solar grade silicon metal with a purity above 99.9999% through a new, cost-effective, electrometallurgical process, instead of the traditional chemical process, which tends to be costly and involves high energy consumption and environmentally hazardous processes. The new technology, entirely developed by FerroAtlántica Group at its research and development facilities in Spain and France, aims to reduce the costs and energy consumption associated with the production of solar grade silicon.

FerroAtlántica Group has already started production of solar grade silicon metal through this new process in a prototype factory, and sells the small amounts it produces to manufacturers of solar cells. A pre-industrial site plant is under analysis for the production of 1,500 tons of solar grade silicon annually.

Capital expenditures

FerroAtlántica Group’s capital expenditures for 2012, 2013 and 2014 were $99.1 million, $40.0 million and $54.0 million, respectively. Principal capital expenditures during these periods were for the acquisition of SamQuarz (Pty) Ltd (“SamQuarz”), a South African producer of silica with quartz mining operations, in 2012, the refurbishing of FerroAtlántica Group’s Mangshi silicon metal plant in China, research and development activities and maintenance and improvement works at FerroAtlántica Group’s plants and mines.

FerroAtlántica Group estimates that it will incur approximately $90 million of capital expenditures for the year ending December 31, 2015, of which 43.6% will be concentrated in Spain and 56.4% abroad. These capital expenditures will fund:

•	maintenance and improvement works at FerroAtlántica Group’s electrometallurgy plants and mines;

•	construction works to add 19 MW of annual capacity to its hydroelectric operations in Spain;

•	project development associated with a future Canadian silicon metal plant; and

•	development of new quartz mines in Canada and Mauritania.

FerroAtlántica Group expects to finance these capital expenditures mainly from cash generated by its operating activities, and to a lesser extent, where applicable, from its existing credit facilities.

Proprietary rights and licensing

The majority of FerroAtlántica Group’s intellectual property consists of proprietary know-how and trade secrets. FerroAtlántica Group’s intellectual property strategy is focused on developing and protecting proprietary know-how and trade secrets, which are maintained through employee and third-party confidentiality agreements and physical security measures. Although FerroAtlántica Group has some patented technology, FerroAtlántica Group believes that its businesses and profitability do not rely fundamentally upon patented technology.

Regulatory matters

Electrometallurgy segment

FerroAtlántica Group operates facilities in Spain and abroad, which are subject to foreign, national, regional, provincial and local environmental, health and safety laws and regulations, including, among others, those governing the discharge of materials into the environment, hazardous substances, land use, reclamation and remediation and the health and safety of FerroAtlántica Group’s employees. These laws and regulations require FerroAtlántica Group to obtain from governmental authorities permits to conduct its regulated activities, which permits may be subject to modification or revocation by such authorities.

FerroAtlántica Group is subject to the risk that it has not been or will not be at all times in complete compliance with such laws, regulations and permits, although FerroAtlántica Group is not aware of any material past or current noncompliance. Failure to comply with these laws, regulations and permits may result in the assessment of administrative, civil and criminal penalties or other sanctions by regulators, the imposition of remedial obligations, the issuance of injunctions limiting or preventing FerroAtlántica Group’s activities and other liabilities. Under these laws, regulations and permits, FerroAtlántica Group could also be held liable for any and all consequences arising out of human exposure to hazardous substances or environmental damage FerroAtlántica Group may cause or that relates to its operations or properties. Environmental, health and safety laws are likely to become more stringent in the future. FerroAtlántica Group’s costs of complying with current and future environmental, health and safety laws, and its liabilities arising from past or future releases of, or exposure to, hazardous substances, may adversely affect FerroAtlántica Group’s business, results of operations and financial condition.

There are a variety of laws and regulations in place or being considered at the international, national, regional, provincial and local levels of government that restrict or are reasonably likely to restrict the emission of carbon dioxide and other greenhouse gases. These legislative and regulatory developments may cause FerroAtlántica Group to incur material costs to reduce the greenhouse gas emissions from its operations (through additional environmental control equipment or retiring and replacing existing equipment) or to obtain emission allowance credits, or result in the incurrence of material taxes, fees or other governmental impositions on account of such emissions. In addition, such developments may have indirect impacts on FerroAtlántica Group’s operations, which could be material. For example, they may impose significant additional costs or limitations on electricity generators, which could result in a material increase in energy costs.

Some environmental laws assess liability on current or previous owners or operators of real property for the cost of removal or remediation of hazardous substances. In addition to cleanup, cost recovery or compensatory actions brought by foreign, national, provincial and local agencies, neighbors, employees or other third parties could make personal injury, property damage or other private claims relating to the presence or release of hazardous substances. Environmental laws often impose liability even if the owner or operator did not know of, or was not responsible for, the release of hazardous substances. Persons who arrange for the disposal or treatment of hazardous substances also may be responsible for the cost of removal or remediation of these substances. Such persons can be responsible for removal and remediation costs even if they never owned or operated the disposal or treatment facility. In addition, such owners or operators of real property and persons who arrange for the disposal or treatment of hazardous substances can be held responsible for damages to natural resources.

For a summary of regulatory matters applicable to FerroAtlántica Group’s mining operations, see “—Laws and regulations applicable to FerroAtlántica Group’s mining operations” beginning on page 179 of this proxy statement/prospectus.

Energy Segment

FerroAtlántica Group operates hydroelectric plants in Spain and France, which are subject to energy, environmental, health and safety laws and regulations, including those governing the health and safety of FerroAtlántica Group’s employees, the generation of electricity and the use of water and river basins. These laws and regulations require FerroAtlántica Group to obtain from governmental authorities permits to conduct its activities, which permits may be subject to modification or revocation by these authorities.

Additionally, FerroAtlántica Group’s energy operations are subject to government regulation. In Spain, the regulatory framework applicable to electricity producers underwent significant changes in 2013. The regulatory framework previously applicable to renewable energies was abolished, and a new regulatory framework was established through the enactment of Royal Decree-Law 9/2013 of July 13, taking certain urgent measures to guarantee the financial stability of the Spanish electrical system. The development of this new framework continued with the passing of the new Electricity Industry Law 24/2013 in Spain in December 2013, and was completed with the enactment of Royal Decree 413/2014 of June 6, which regulates electricity generation activities using renewable energy sources, co-generation and waste, and Order IET/1045/2014 of June 16, approving the compensation parameters for standard facilities applicable to certain production facilities based on renewable energy sources, co-generation and waste. This regulation established a new compensation scheme based on two concepts: remuneration for investments based on installed capacity, and remuneration for operation based on the energy produced. The first one guarantees a “reasonable return” on the investments, and the second one covers the operating cost of those technologies for which operating cost exceeds market revenues. As a result, since July 2013, FerroAtlántica Group has sold the electricity it generates in Spain at market prices rather than at guaranteed prices that provided a premium above market prices, with the exception of energy generated by the Novo Pindo plant in Galicia, which continues to receive a premium that is considerably lower than the premium it received under the prior regulatory framework. It is expected that new regulations will allow FerroAtlántica Group to continue to participate in ‘ancillary services’ markets.

Seasonality

Electrometallurgy segment

Due to the cyclicality of energy prices and the energy-intensive nature of the production processes for silicon metal, manganese- and silicon-based alloys and specialty metals, FerroAtlántica Group does not operate its electrometallurgy plants during certain periods or times of day when energy prices are at their peak. For example, in France, FerroAtlántica Group’s subsidiary FerroPem shuts down its factories in January and February, and in China, FerroAtlántica Group’s subsidiary shuts down operations during the dry season, from January through May. Demand for FerroAtlántica Group’s manganese- and silicon-based alloy and specialty metals products is lower during these periods as its customers also suspend their energy-intensive production processes involving FerroAtlántica Group’s products. As a result, sales within particular geographic regions are subject to seasonality.

The seasonality of FerroAtlántica Group’s operations is reflected in its borrowings, with its subsidiaries repaying borrowings between December and March, and increasing borrowings from April through November in geographies other than China. In China, FerroAtlántica Group’s subsidiary increases borrowings to build up inventories during the dry season so that they are available for production during the wet season.

Energy segment

FerroAtlántica Group’s hydroelectric power generation is dependent on the amount of rainfall in the regions in which its hydropower projects are located, which varies considerably from season to season.

Properties

The following tables describe FerroAtlántica Group’s primary office space, manufacturing and hydroelectric power facilities, as well as mining properties.

Name / Location of facility	Purpose	Square meters	Own/Lease	Business segment served
Madrid	Registered office	1,721	Lease	Electrometallurgy
Chambéry	Registered office	4,702	Lease	Electrometallurgy
FerroAtlántica de Venezuela, S.A. (Puerto Ordaz)	Office in Puerto Ordaz	2,025	Lease	Electrometallurgy
FerroAtlántica de México	Registered office	444	Lease	Electrometallurgy
FerroAtlántica Deutschland	Registered office	641	Lease	Electrometallurgy
Société FerroQuebec Inc.	Registered office	3,000	Lease	Electrometallurgy
Cee (Spain / A Coruña)	Manufacturing and other	34,867	Own	Electrometallurgy
Boo (Spain / Santander)	Manufacturing and other	122.719	Own	Electrometallurgy
Boo (Spain / Santander)	Manufacturing and other	54,613	Lease	Electrometallurgy
Dumbría (Spain / A Coruña)	Manufacturing and other	884,693	Own	Electrometallurgy
Sabón (Spain / A Coruña)	Manufacturing and other	20,869	Own	Electrometallurgy
Monzón (Spain / Huesca)	Manufacturing and other	292,830	Own	Electrometallurgy
Anglefort (France / Ain)	Manufacturing and other	20,949	Own	Electrometallurgy
Chàteau-Feuillet (France / Savoie)	Manufacturing and other	39,443	Own	Electrometallurgy
Lex Clavaux (France / Isère)	Manufacturing and other	46,879	Own	Electrometallurgy
Laudun (France / Gard)	Manufacturing and other	33,106	Own	Electrometallurgy
Montricher (France / Savoie)	Manufacturing and other	20,882	Own	Electrometallurgy
Pierrefitte (France / Hautes Pyrénées)	Manufacturing and other	12,275	Own	Electrometallurgy
Polokwane (South Africa / Limpopo)	Manufacturing and other	1,618,458	Own	Electrometallurgy
Rand Carbide (South Africa / Mpumalanga)	Manufacturing and other	56,281	Own	Electrometallurgy

Name / Location of facility	Purpose	Square meters	Own/Lease	Business segment served
Puerto Ordaz (Venezuela / Bolívar)	Manufacturing and other	563,137	Own	Electrometallurgy
Mangshi (China / Yunnan)	Manufacturing and other	96,204	Land Use Right	Electrometallurgy
Castrelo (Spain / Xallas river (Galicia region))	Hydroelectric power plant	4,176,280	Lease	Energy
Sta. Eugenia I & II (Spain / Xallas river (Galicia region))	Hydroelectric power plant	6,016	Lease	Energy
Nuevo Pindo (Spain / Xallas river (Galicia region))	Hydroelectric power plant	3,570	Lease	Energy
Fervenza (Spain / Xallas river (Galicia region))	Hydroelectric power plant	28,002	Lease	Energy
Puente Olveira (Spain / Xallas river (Galicia region))	Hydroelectric power plant	47,776	Lease	Energy
Carantoña (Spain / Rio Grande (Galicia region))	Hydroelectric power plant	52,690	Lease	Energy
Barasona (Spain / Rio Esera (Aragon region))	Hydroelectric power plant	11,737	Own	Energy
El Ciego (Spain / Rio Cinca (Aragon region))	Hydroelectric power plant	4,845	Own	Energy
Arias (Spain / Rio Cinca (Aragon region))	Hydroelectric power plant	35,051	Own	Energy
Arias II (Spain / Rio Cinca (Aragon region))	Hydroelectric power plant	66,383	Own	Energy
Ariéstolas (Spain / Rio Cinca (Aragon region))	Hydroelectric power plant	100,370	Own	Energy
Saint-Béron (France / Rhône-Alpes region)	Hydroelectric power plant	2,220	Own	Energy
Villelongue (France / Hautes-Pyrénées region)	Hydroelectric power plant	1,051	Own	Energy
New Hydroelectric power plants	Hydroelectric power plant	154,789	Own	Energy

Name / Location of mine	Product	Own/Lease	Business segment served
SamQuarz (South Africa)	Quartz	Mining right	Electrometallurgy
Ashoop (South Africa)	Quartz	Mining right(1)	Electrometallurgy
Witkop (South Africa)	Quartz	Mining right(1)	Electrometallurgy
Fotklipdam (South Africa)	Quartz	Mining right	Electrometallurgy
Mahale (South Africa)	Quartz	Mining right	Electrometallurgy
Roodeport (South Africa)	Quartz	Mining right(1)	Electrometallurgy
Mina Serrabal (Spain)	Quartz	Concession	Electrometallurgy
Mina Sonia (Spain)	Quartz	Concession	Electrometallurgy
Mina Esmeralda (Spain)	Quartz	Concession	Electrometallurgy
Mina Conchitina (Spain)	Quartz	Concession(2)	Electrometallurgy
Mina Conchitina II (Spain)	Quartz	Concession(2)	Electrometallurgy
Mina Trasmonte (Spain)	Quartz	Concession(2)	Electrometallurgy

Name / Location of mine	Product	Own/Lease	Business segment served
Mina Merlán (Spain)	Quartz	Concession(2)	Electrometallurgy
Mina Cristina (Spain)	Quartz	Concession	Electrometallurgy
Mina Cabanetas	Limestone	Concession	Electrometallurgy
Mina Soleyron (France)	Quartz	Concession(3)	Electrometallurgy

(1)	Applications to convert old order mining licenses to new order mining rights with respect to Ashoop, Wiktop and Roodepoort were rejected. These mines are not in operation.
(2)	Applications were filed in 2006 to extend the term of the mining concessions of the Conchitina, Trasmonte and Merlan mines for an additional period of thirty years. The original mining concessions have expired and no decision has been taken on the matter to date by the relevant mining authority.
(3)	An application to obtain the renewal of the license granted to the Soleyron Factory to exploit quartz at the Saint Hippolyte de Montaigu is pending. The government has granted authorization to continue exploration until the license is effectively renewed.

Plans to construct, expand or improve facilities

To address the growth of the global silicon metal market and maintain the competitiveness of its production facilities, FerroAtlántica Group is currently developing a new silicon metal plant in Port Cartier, Quebec, Canada. The plant will add an estimated 100,000 tons to FerroAtlántica Group’s current silicon metal production capacity.

The new plant is currently in the process of obtaining environmental permits, and expect to start its operations in 2017 and to operate at full capacity in 2018. The related capital expenditure is estimated at a total amount of CAD375 million. FerroAtlántica Group intends to finance the project through cash generated by its operating activities and long-term financing.

FerroAtlántica Group is currently carrying out the construction of 19 MW of additional capacity to its hydroelectric plants in Spain. 6.5 MW of additional capacity are expected to be available in 2015, with the remaining 12.5 expected to become available in 2016. If fully utilized, the additional capacity would represent an increase of 42,000 MWh, or 8%, in the average annual production of FerroAtlántica Group’s existing plants in Spain. The overall capital expenditure for these improvements is estimated at $28 million.

Legal Proceedings

In the ordinary course of its business, FerroAtlántica Group is subject to periodic lawsuits, investigations, claims and proceedings, including, but not limited to, contractual disputes, employment, environmental, health and safety matters. Although FerroAtlántica Group cannot predict with certainty the ultimate resolution of lawsuits, investigations, claims and proceedings asserted against it, FerroAtlántica Group does not believe any currently pending legal proceeding to which it is a party will have a material adverse effect on its business, prospects, financial condition, cash flows, results of operations or liquidity.

Joint Venture Arbitration

Arbitration proceedings are in process in relation to the Joint Venture Agreement between FerroAtlántica Group and Zeus Mineraçao Ltda., José Rubens Moretti Junior and Guilherme Moretti. FerroAtlántica Group has filed a claim to recover the initial joint venture contribution for a total approximate amount of $17 million from respondents. Respondents in turn filed a counterclaim against FerroAtlántica Group seeking damages of approximately $2.0 million. The hearing is scheduled for April 2015 and the arbitral tribunal is expected to render the award by the end of 2015.

Asbestos Claims

Certain maintenance employees of FerroPem S.A.S. entities in France may have been exposed prior to the early 1990s to asbestos in furnaces located at FerroPem plants. As of the date of this proxy statement/prospectus, at least 16 claims for inexcusable negligence (“faute inexcusable”) are pending against FerroPem for reasons of alleged injuries resulting from alleged asbestos exposure. The claims for inexcusable negligence are based either on the occurrence of work accidents (“accident du travail”) or on the recognition of an occupational disease (“maladie professionelle”). During the period in question, FerroPem was wholly owned by Pechiney Bâtiments, which has indemnification obligations to FerroAtlántica Group pursuant to the sale and purchase agreement under which ownership of FerroPem was transferred to FerroAtlántica Group in 2005. Additional cases claiming damages for injuries related to asbestos exposure may be filed in the future.

Environmental Matter

On April 10, 2015, the Magistrate Court Number 2 of Santiago de Compostela notified FerroAtlántica of the opening of proceedings against the former Quality Control and Environmental Evaluation General Director for Galicia for an alleged criminal offense against the environment. FerroAtlántica was alleged to have profited from the alleged offence, which involved a determination regarding the flow of a river on which certain of FerroAtlántica’s hydroelectric facilities are located. FerroAtlántica was required to post a bond in the amount of EUR8.5 million to guarantee any civil financial responsibility that may be imposed on it as a result of the proceedings, which seek disgorgement of profits in the amount of approximately EUR6.4 million. FerroAtlántica filed a motion for dismissal of the claim against it on procedural grounds, which was rejected on June 22, 2015. The civil complaint against FerroAtlántica is dependent on the criminal proceeding against the public official. If the public official is found guilty, a civil proceeding to determine whether FerroAtlántica benefitted improperly from the determination will follow. FerroAtlántica disputes the merits of the claim against it and will continue to vigorously defend against such claim.

Organizational Structure

FerroAtlántica is the holding company of the FerroAtlántica Group. Set forth below is a table containing information on the principal subsidiaries of FerroAtlántica.

Subsidiary	Registered office	Ownership interest
FerroAtlántica, S.A.U.	Paseo de la Castellana 259D, 28046 Madrid, Spain	100.0%
Hidro-Nitro Española, S.A.	Paseo de la Castellana 259D, 28046 Madrid, Spain	99.85%
FerroPem S.A.S.	517 Avenue de la Boisse, 73 025 Chambery Cedex, France	100%
Silicon Smelters (Pty.) Ltd.	Beyersnek Road, PO Box 657, Polokwane 0700, South Africa	86%
FerroAtlántica de Venezuela (FerroVen) S.A.	Av. Fuerzas Armadas, Zona Industrial Matanzas, Sector Punta Cuchillos, 8050 Ciudad Guayana, Estado Bolívar, Venezuela	80.0%
Mangshi Sinice Silicon Industry Company Limited	Mangnon Village, Fengping Town, Mangshi City, Dehong Prefecture, Yunnan Province- P.R., : 678400, China	100%
Silicio FerroSolar. S.L.U.	Paseo de la Castellana 259D, 28046 Madrid, Spain	100%
Cuarzos Industriales. S.A.U.	San Pedro de Villanova, 15886 A Coruña, Spain	100%
Rocas, Arcillas y Minerales. S.A.	San Pedro de Villanova, 15886 A Coruña, Spain	66.67%

Employees

For the twelve months ended December 31, 2014, 2013 and 2012, the average number of FerroAtlántica Group’s employees by professional category was as follows:

Category	2014	2013	2012
Management and qualified supervisors	258	234	205
Other line personnel	441	432	376
Clerical staff	299	347	252
Manual workers and other unqualified employees	2,164	2,172	2,372

Total number of employees	3,162	3,185	3,205

For the twelve months ended December 31, 2014, 2013 and 2012, the average number of FerroAtlántica Group’s employees by geographic area was as follows:

Geographic area	2014	2013	2012
Spain	933	911	895
Other EU countries	1,000	1,039	1,027
Rest of the world	1,229	1,235	1,283

Total number of employees	3,162	3,185	3,205

For the twelve months ended December 31, 2014, 2013 and 2012, the average number of FerroAtlántica Group’s employees by business segment was as follows:

Business segment	2014	2013	2012
Electrometallurgy	3,104	3,128	3,151
Energy	58	57	54

Total number of employees	3,162	3,185	3,205

A majority of FerroAtlántica Group’s employees are affiliated with labor unions and FerroAtlántica Group’s subsidiaries have entered into collective bargaining agreements in Spain, France, South Africa and Venezuela. FerroAtlántica Group has experienced union activity and strikes in the past. In 2014, there was a strike at FerroAtlántica Group’s South African subsidiary that required FerroAtlántica Group to reduce production for seven days. FerroAtlántica Group has also experienced strikes by its employees in France from time to time. Several of FerroAtlántica Group’s collective bargaining agreements expire before the end of 2015 and one, with respect to FerroAtlántica Group’s subsidiary Silicio Ferrosolar S.L.U., expired at the end of 2014, though it remains applicable until a new agreement is negotiated and enters into force. Workers at FerroAtlántica Group’s Chinese subsidiary have indicated an intent to unionize as well. See “Risk Factors—FerroAtlántica Group is subject to the risk of union disputes and work stoppages at its facilities, which could have a material adverse effect on its business”, beginning on page 44 of this proxy statement/prospectus.

Related party transactions

VM Energía

VM Energía, a Spanish company wholly owned by Grupo VM, advises in the day-to-day operations of FerroAtlántica Group’s hydroelectric plants under two contracts entered into in April 2013 that provide for strategic advisory services to be provided by VM Energía to FerroAtlántica, S.A.U. and Hidro Nitro Española. VM Energía’s services under these contracts include the provisions of advisory services in relation to any economic, technical and administrative aspect of FerroAtlántica Group’s energy operations, the preparation of periodic reports assessing the main risks associated with the energy market and analyzing the performance of each hydroelectric power plant, the provision of advisory services in connection with changes in the applicable energy regulatory framework and related assistance in dealing with the competent energy authorities. The contracts have five-year terms and are due to expire in 2018. FerroAtlántica, S.A.U. and Hidro Nitro Española pay VM Energía a monthly remuneration calculated as a percentage of the revenues made each month by FerroAtlántica Group’s hydroelectric power plants. For the twelve months ended December 31, 2014 and 2013, FerroAtlántica, S.A.U. and Hidro Nitro Española made payments under these contracts to VM Energía of $7,055,663 and $11,851,964, respectively. VM Energía is not legally deemed to be a direct or indirect operator of the hydroelectric power plants owned by FerroAtlántica Group in spite of the services provided to FerroAtlántica Group under the strategic advisory services agreement.

Under contracts entered into with FerroAtlántica, S.A.U. on June 22, 2010 and December 29, 2010, and with Hidro Nitro Española on December 27, 2012, VM Energía supplies the energy needs of the Boo, Sabón and Monzón electrometallurgy facilities, as a broker for FerroAtlántica, S.A.U. and Hidro Nitro Española in the wholesale power market. The contracts allow FerroAtlántica, S.A.U. and Hidro Nitro Española to buy energy from the grid at market conditions without incurring costs normally associated with operating in the complex wholesale power market, as well as to apply for fixed energy price arrangements in advance from VM Energía, based on the energy markets for the power, period and profile applied for. The contracts have a term of one year, which can be extended by the mutual consent of the parties to the contract, and will expire on December 31, 2015, unless it is extended. FerroAtlántica, S.A.U. pays VM Energía a service charge in addition to paying for the cost of energy purchase from the market. For the twelve months ended December 31, 2014 and 2013, FerroAtlántica, S.A.U. and Hidro Nitro Española made payments under these contracts to VM Energía of $87,032,692 and €86,413,826, respectively. These contracts are similar to contracts FerroAtlántica, S.A.U. signs with other third-party brokers. Additionally, for the twelve months ended December 31, 2014 and 2013, VM Energía invoiced other subsidiaries of FerroAtlántica Group for a total amount of $738,645 and $703,210, respectively.

Under contracts dated June 30, 2012, Enérgya VM Generación, S.L. (“Enérgya VM”), a Spanish company wholly owned by VM Energía, arranges for the sale of energy produced by FerroAtlántica, S.A.U. and Hidro Nitro Española’s hydroelectric plants. Pursuant to the contracts, Enérgya VM provides energy market brokerage services and represents these FerroAtlántica Group subsidiaries before the applicable energy market operator, the system operator and the Spanish National Markets and Competition Commission. FerroAtlántica, S.A.U. and Hidro Nitro Española pay Enérgya VM a monthly remuneration calculated as a percentage of the sales made each month by their hydroelectric power plants. These contracts currently have one-year terms, subject to automatic yearly renewal, unless terminated with notice provided one month prior to the scheduled renewal. For the twelve months ended December 31, 2014 and 2013, Hidro Nitro Española made payments under its contract to Enérgya VM of $666,907 and $1,969,572, respectively, and FerroAtlántica made payments under its contracts to Enérgya VM of $1,234,176 and $1,667,000, respectively.

Espacio Information Technology, S.A.

Espacio Information Technology, S.A. (“Espacio I.T.”), a Spanish company wholly owned by Grupo VM, provides information technology and data processing services to three FerroAtlántica Group subsidiaries: FerroAtlántica, S.A.U., FerroAtlántica de Mexico, and Silicon Smelters pursuant to several contracts.

Under a contract entered into on January 1, 2004 Espacio I.T. provides FerroAtlántica, S.A.U. with information processing, data management, data security, communications, systems control and customer support services. The contract has a one-year term, subject to automatic yearly renewal, unless terminated with notice provided three months prior to the scheduled renewal. The base yearly amount due under the contract for these services is $519,788, exclusive of VAT and subject to inflation adjustment. For the twelve months ended December 31, 2014 and 2013, FerroAtlántica, S.A.U. made payments under this contract to Espacio I.T. of $1,235,505 and $1,342,709, respectively.

Under a contract entered into on January 1, 2006, Espacio I.T. provides FerroPem, S.A.S. with information processing, data management, data security, communications, systems control and customer support services. The contract has a one-year term, subject to automatic yearly renewal, unless terminated with notice provided three months prior to the scheduled renewal. The base yearly amount due under the contract for these services is $762,094, exclusive of VAT and subject to inflation adjustment. For the twelve months ended December 31, 2014 and 2013, FerroAtlántica, S.A.U. made payments under this contract to Espacio I.T. of $1,146,495 and $913,733, respectively.

Under a contract entered into on June 26, 2014, Espacio I.T. provides FerroAtlántica de Mexico with information processing, data management, data security, communications, systems control and customer support services. The contract has a two-year term, subject to automatic renewal every two years, unless terminated with notice six months prior to the scheduled renewal. The base yearly amount due under the contract for these services is $21,920, exclusive of VAT and subject to inflation adjustment and adjustment based on the level of production of the previous year. From the date of effectiveness of the contract in July 2014 through December 31, 2014, FerroAtlántica de Mexico made payments to Espacio I.T. of $5,480.

Under a contract entered into on January 1, 2009, Espacio I.T. provides Silicon Smelters with services including the maintenance and monitoring of the company’s network, servers, applications, and user workstations, as well as standard software licenses. The contract has a one-year term, subject to automatic yearly renewal, unless terminated with notice three months prior to the scheduled renewal. The base yearly amount due under the contact is $265,700, subject to inflation adjustment. For the twelve months ended December 31, 2014 and 2013, Silicon Smelters made payments under this contract to Espacio I.T. of $299,533 and $290,608, respectively.

For the twelve months ended December 31, 2014 and 2013, Espacio I.T. invoiced other subsidiaries of FerroAtlántica in a total amount of $240,987 and $402,950, respectively.

Headquarters Lease

Under lease agreements entered into on August 9, 2007 and April 2, 2012 Torre Espacio Castellana, S.A., a Spanish company wholly owned by Grupo VM, leases to FerroAtlántica, S.A.U. floor 49 and floor 45 South of the Torre Espacio office building in Paseo de la Castellana, Madrid, along with a number of parking spaces. As of November 30, 2013, these agreements had a 10-year term, which will expire on November 30, 2023. The base amount of annual rent is $786,546 for floor 49 and the parking spaces and $368,534 for floor 45 South, in each case subject to annual variation according to inflation. For the twelve months ended December 31, 2014 and 2013, FerroAtlántica, S.A.U. made payments under these contracts to Torre Espacio Castellana of $1,511,000 and $1,507,000, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF FERROATLÁNTICA

The following management’s discussion and analysis should be read in conjunction with the consolidated financial statements of FerroAtlántica Group for the years ended December 31, 2014, 2013 and 2012 included in this registration statement. This discussion includes forward-looking statements, which, although based on assumptions that FerroAtlántica Group considers reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those expressed or implied by the forward-looking statements. See “Cautionary Statements Regarding Forward-Looking Statements” beginning on page 53 of this proxy statement/prospectus, and, for a discussion of risks and uncertainties facing FerroAtlántica Group, you should also see “Risk Factors” beginning on page 28 of this proxy statement/prospectus.

The consolidated financial statements of FerroAtlántica included in this proxy statement/prospectus were translated from euro to U.S. dollars. In accordance with IAS 21 - The Effects of Changes in Foreign Exchange Rates, FerroAtlántica’s consolidated income statements for the years ended December 31, 2014, 2013 and 2012 have been translated from euro into U.S. dollars using the rate of €1.3285, €1.3281 and €1.2851, respectively, to one U.S. dollar, each of which is the average prevailing during the applicable fiscal year of the daily euro foreign exchange reference rates as published by the European Central Bank and FerroAtlántica’s consolidated balance sheets as of December 31, 2014, 2013 and 2012 have been translated from euro into U.S. dollars using the rate of €1.2141, €1.3791 and €1.3194, respectively, to one U.S. dollar, each of which is the euro foreign exchange reference rate at the end of such date as published by the European Central Bank.

Overview

Grupo FerroAtlántica S.A.U. (“FerroAtlántica”) is the parent company of a Spanish multinational group operating globally in the silicon metal, manganese- and silicon-based alloy and other specialty metals industries, with interests in hydroelectric power in Spain and France and with quartz mining activities in Spain and South Africa. FerroAtlántica, together with its subsidiaries (jointly, “FerroAtlántica Group”), is a leading global silicon metal producer based on production output for 2014 and a leading global manganese- and silicon-based alloy producers based on production output for 2014, and is currently a wholly-owned subsidiary of Grupo Villar Mir (“Grupo VM”).

FerroAtlántica Group’s business is organized into two segments: (i) electrometallurgy, and (ii) energy. FerroAtlántica Group generates revenues and cash flows principally from the sale of silicon and ferroalloys to industrial customers. The Electrometallurgy segment includes FerroAtlántica Group’s silicon mining operations and its silicon metal and ferroalloy production, whereas the Energy segment comprises its hydroelectric power operations.

Principal Factors Affecting Results

Sale prices. FerroAtlántica Group’s operating performance is highly correlated to sales prices, which are influenced by several different factors that vary across FerroAtlántica Group’s two segments.

Manganese-based alloy prices have historically shown a direct correlation with the price of manganese ore, though a temporary divergence from such correlation occurred in 2013, which was corrected by April of 2014. Manganese-based alloy prices are also dependent on energy, labor and delivery costs, which depend on plant location and infrastructure. Additionally, the relative value of the U.S. dollar and the currencies of India and South Africa play a key role in export prices because of their relevance in both the manganese-based alloy and manganese ore markets, with South Africa being the largest exporter of manganese ore (with a 52% share of the global market) and FeMn (with a 35% share of the global market). India is the second largest importer of manganese ore (importing 11% of the global market) after China and the largest exporter of SiMn (with a 32% share of the global market), according to IMnI data. Significant fluctuations of the exchange rate for the Indian and South African currencies versus the U.S. dollar may have a significant impact on prices denominated in U.S. dollars and thus on the competitiveness of our products. Each 1% increase in the selling prices of manganese-based alloys would lead to a $2.38 million increase in FerroAtlántica Group’s sales, based on FerroAtlántica Group’s sales volumes and average selling prices for 2014.

Market prices for silicon metal and silicon–based alloys are not directly correlated to production costs including the cost of energy, quartz and wood, all of which are determined locally with the exception of the cost of coal. Improved market fundamentals could trigger a gradual increase in silicon prices. Recently, tightening supply in Western markets in 2014 has pushed market prices for silicon metal and silicon-based alloys higher. Each 1% increase in the selling prices of silicon and silicon-based alloys would lead to a $6.63 million increase in FerroAtlántica Group’s sales, based on FerroAtlántica Group’s sales volumes and average selling prices for 2014.

Under FerroAtlántica Group’s pricing policy, which is aimed at reducing dependence on spot market prices, prices applied to its term contracts are a function of (i) a base price representing a mark-up over real costs which are calculated once a year and (ii) the spot market price, which is typically set by reference to CRU spot prices for each particular product, to which a premium or discount can be applied using a case by case analysis. FerroAtlántica sells certain high quality products for which pricing is not directly correlated to spot market prices.

Cost of raw materials. The key raw materials sourced by FerroAtlántica Group are manganese ore, coal, quartz, wood and charcoal. Manganese ore is the largest component of the cost base for manganese-based alloys. In 2014, 82.21% of FerroAtlántica Group’s total $113 million expense with respect to manganese ore fell under contractual agreements with producers of manganese ore with terms of one to three years, while the remaining 17.79% was spent to procure manganese ore from the international spot market. Coal meeting certain standards for ash content and other physical properties is used as a major carbon reductant in silicon-based alloy production. In 2014, coal represented a $110 million expense for FerroAtlántica Group. Wood is both an important element for the production of silicon alloys and is used to produce charcoal, which is used as a carbon reductant at FerroAtlántica Group’s South African and Chinese plants. FerroAtlántica Group’s wood expense amounted to $60 million in 2014. FerroAtlántica Group sources 45% of its quartz needs from its own mines in Spain and South Africa. Its French and Chinese operations source their quartz needs from third parties. Total quartz consumption in 2014 represented an expense of $74 million.

Power. Power constitutes the largest expense for most of FerroAtlántica Group’s products other than manganese-based alloys. FerroAtlántica Group focuses on minimizing energy prices and unit consumption throughout its operations by concentrating its silicon- and manganese-based alloy production during periods when energy prices are lower. In 2014, FerroAtlántica Group’s total power consumption was 6,719 GWh, representing a total expense of $262.5 million. FerroAtlántica Group’s power contracts vary across its operations. In Spain, South Africa and China (which collectively represent 53% of FerroAtlántica Group’s total power consumption in 2014), power prices are mostly spot or daily prices with important seasonal fluctuations, whereas in France and Venezuela, FerroAtlántica Group has power contracts that provide for flat or near-flat rates for most of the year.

In Spain, FerroAtlántica Group receives a rebate on a portion of its energy costs in exchange for an agreement to interrupt production, and thus power usage, upon request. FerroAtlántica Group uses derivative financial instruments to partly hedge risks related to energy price volatility in Spain. In France, FerroPem currently has access to relatively low power prices, as a result of a discount on Electricité de France’s green tariffs. The current green tariffs will expire in 2015 and FerroAtlántica Group is currently negotiating their renewal with the French Government and Electricité de France. FerroPem shuts down its factories in January and February, when energy prices are at their highest.

In Venezuela, FerroAtlántica Group has access to low and stable power prices denominated in U.S. dollars through a long-term contract with the local power supplier, as its factories are located in the proximity of five hydroelectric power plants. In South Africa, energy prices are regulated by the National Energy Regulator (NERSA) and price increases are publicly announced in advance. In China, FerroAtlántica Group purchases energy from the grid at a set tariff. During the dry season, which runs from January through May, FerroAtlántica Group shuts down operations in China due to the high cost of energy.

Foreign currency fluctuation. FerroAtlántica Group production costs are mostly dependent on local factors, with the exception of the cost of manganese ore and coal, whereas its product prices are more dependent on global factors. The relative strength of the functional currencies of FerroAtlántica Group’s subsidiaries influences its competitiveness in the international market, most notably in the case of FerroAtlántica Group’s Venezuelan and South African operations, which export a majority of their production to the U.S. and the European Union.

In South Africa, since 2012, the Rand has lost value against the U.S. dollar and the euro at a higher rate than its inflation differential with both the U.S. and the Eurozone, so the competitiveness of FerroAtlántica Group’s South African production units has increased during this period. In Venezuela, the devaluation of the Venezuelan Bolivar in February 2013 (from VEF 4.3 to 6.3 to one U.S. dollar) was insufficient to compensate for the inflation differential between Venezuela and the U.S. since 2012, resulting in a loss of $23.1 million at our Venezuelan operations in 2013. This trend was reversed in February 2014 when the Venezuelan Government approved a new exchange rate for exporting companies of VEF49.99 to one U.S. dollar.

The current loss of value of the euro versus the U.S. dollar has resulted in a significant price gap between U.S. dollar- and euro-denominated spot market prices for silicon metal in particular, which enhances the competitiveness of our European production units in the international markets.

Regulatory changes. FerroAtlántica Group’s energy operations are subject to government regulation. In Spain, the regulatory framework applicable to electricity producers underwent significant changes in 2013. The regulatory framework previously applicable to renewable energies was abolished, and the foundation for a new framework was established through the enactment of Royal Decree-Law 9/2013. The development of this new framework continued with the passing of the Electricity Industry Law in Spain in December 2013, and was completed with the enactment of Royal Decree 413/2014 and Order IET/1045/2014.

As a result, since July 2013, FerroAtlántica Group has sold the electricity it generates at market prices, optimizing its generation by operating during peak price hours and participating in the “ancillary services” markets rather than at guaranteed prices that provided a premium above market prices, with the exception of energy generated by the Novo Pindo plant in Galicia, which continues to receive a premium. It is expected that new regulations will allow FerroAtlántica Group to continue to participate in ‘ancillary services’ markets. FerroAtlántica Group is currently negotiating the renewal of the green tariffs from which its French operations benefit, as the existing green tariff framework expires at the end of 2015. The French government has proposed new legislation which must be approved by the legislative chambers.

Recent Developments

FerroAtlántica Group results for the three months ended March 31, 2015

Based on FerroAtlántica’s unaudited management accounts for the three months ended March 31, 2015, sales for the three months ended March 31, 2015 were EUR309,365,000, compared to EUR269,072,000 for the three months ended March 31, 2014, primarily as a result of an increase in the sale price of silicon metal and an increase in sales volumes for manganese- and silicon-based alloys, with respect to the electrometallurgy segment, and an increase in the market price for energy sold. Net income for the three months ended March 31, 2015 was EUR17,492,000 compared to EUR3,877,000 for the three months ended March 31, 2014, due primarily to the aforementioned increase in sales prices, a positive impact from exchange differences and a lower effective tax rate. Total financial debt as at March 31, 2015 was EUR423,735,000, compared to EUR430,893,000 as at December 31, 2014.

Results of Operations—2014 Compared to 2013

($ thousands)	2014	2013
Sales	1,466,304	1,463,878

Cost of sales	(889,561)	(910,892)

Other operating income	6,891	36,904

Staff costs	(218,043)	(217,527)

Other operating expenses	(165,491)	(197,670)

Depreciation and amortization charges, operating allowances and write-downs	(74,752)	(79,103)

Operating profit before impairment losses, net gains/losses on disposals of non-current assets, gains/losses on disposals of non-current assets and other gains and losses	125,348	95,590

Net impairment losses	(399)	(1,061)

Net gains/losses due to changes in the value of assets	(9,472)	6,475

Gains/losses on disposals of non-current assets	555	448

Other gains/losses	(60)	(2,802)

Operating Profit	115,972	98,650

Finance income	4,771	2,858

Finance costs	(37,105)	(47,225)

Exchange differences	7,800	(7,677)

Profit Before Tax	91,438	46,606

Income tax	(59,707)	(24,558)

Profit for the Year	31,731	22,048

(Profit) loss attributable to non-controlling interests	6,706	6,400

Profit/(Loss) Attributable to Grupo FerroAtlántica	38,437	28,448

Sales

Sales were $1,466,304,000 in 2014, an increase of $2,426,000, or 0.17%, from $1,463,878,000 in 2013, which was due to a reduction of $22,972,000 or 31.82% in energy segment sales as a result of lower energy production, which was 737,022MWh in 2014, a 2.70% decrease as compared to 2013, and a lower average sale price per MWh in 2014 of $66.79, a 29.97% decrease from $95.37 in 2013 due to the regulatory changes discussed above. The decrease in energy segment sales was offset by a moderate increase of $25,404,000, or 1.83%, in electrometallurgy segment sales. Sales volumes for the electrometallurgy segment were 708,863 tons in 2014 (excluding fines, silica fume and other byproducts), a 3.6% increase from 2013 sales volumes, and average sales prices in 2014 were $1,836 per ton, a 1.33% increase compared to 2013, which were offset by lower sales of silicon fines and other byproducts.

Cost of sales

Cost of sales decreased $21,331,000, or 2.34%, to $889,561,000 in 2014, from $910,892,000 in 2013, mainly due to lower manganese ore prices and lower energy costs in Venezuela and in Spain. Cost of sales for the electrometallurgy segment was 62.65% of total sales in 2014, compared to 65.15% in 2013.

Other operating income

Other operating income decreased $30,013,000, or 81.33%, to $6,891,000 in 2014 from $36,904,000 in 2013 due to the discontinuation of the power buyback program implemented by Eskom, the state-owned monopoly utility for power generation and distribution in South Africa, during 2013, which resulted in an extraordinary income of ZAR259 million during that period.

Staff costs

Staff costs increased $516,000, or 0.24%, to $218,043,000 in 2014 from $217,527,000 in 2013 due to wage increases across FerroAtlántica Group’s operations other than in Venezuela, as a result of collective bargaining agreements and higher bonus and retirement payments at FerroAtlántica Group’s French subsidiary and an increase in the average annual total cost per employee from $68,297 in 2013 to $69,045 in 2014, which were offset by a $16 million reduction in staff costs in Venezuela as a result of the 2014 devaluation of the Venezuela Bolivar and a decrease in FerroAtlántica Group’s average total workforce from 3,185 in 2013 to 3,158 in 2014.

Other operating expenses

Other operating expenses decreased $32,179,000, or 16.28%, to $165,491,000 in 2014 from $197,670,000 in 2013, $12.1 million of which was due to a decrease in costs for FerroAtlántica Group’s Venezuelan operations due to the devaluation of the Venezuelan Bolívar in 2014, and $7.8 million of which was due to a decrease in fees paid to Villar Mir Energía (which are correlated with revenues) along with lower taxes on power generation.

Depreciation and amortization charges, operating allowances and write-downs

Depreciation and amortization charges, operating allowances and write-downs decreased $4,351,000, or 5.50%, to $74,752,000 in 2014 from $79,103,000 in 2013, due to lower amortization charges recorded in 2014 as a result of a decrease in fixed assets.

Operating profit before impairment losses, net gains/losses on disposals of non-current assets, gains/losses on disposals on non-current assets and other gains and losses

Operating profit before impairment and results on disposals increased $29,758,000, or 31.13%, to $125,348,000 in 2014 from $95,590,000 in 2013 as a result of the factors discussed above.

Net impairment losses

Net impairment losses decreased $662,000, or 62.44%, to $399,000 in 2014 from $1,061,000 in 2013.

Net gains/losses due to change in the value of assets

Net gains/losses due to change in the value of assets decreased $15,947,000, or 246.29%, to a loss of $9,472,000 in 2014 from a gain of $6,475,000 in 2013 due to a provision for certain assets pertaining to the electrometallurgy segment located outside the European Union and a loss relating to the sale of FerroAtlántica Group’s stake in OHL to its parent, Grupo Villar Mir, at the end of 2014, which were partly offset by a revaluation of FerroAtlántica Group’s forest reserves in South Africa amounting to $4.35 million in 2014, compared to $3.33 million in 2013.

Gains/losses due to disposal of non-current assets

Gains/losses due to disposal of current financial assets increased $107,000, or 23.88%, to $555,000 in 2014 from $448,000 in 2013.

Other gains/losses

Other gains/losses increased $2,742,000, or 97.87%, to a loss of $60,000 in 2014 from a loss of $2,802,000 in 2013, due to a $3.1 million loss recorded at a Spanish quartz mine subsidiary in respect of the expropriation of a portion of the land subject to FerroAtlántica Group’s concession for occupation by a high-speed railway.

Operating profit

Operating profit increased $17,322,000, or 17.65%, to $115,972,000 in 2014 from $98,650,000 in 2013.

Finance income

Finance income increased $1,913,000, or 66.92%, to $4,771,000 in 2014 from $2,858,000 in 2013, due to a significant increase in the intercompany financial position with FerroAtlántica Group’s parent Grupo Villar Mir, which position was cancelled in full by the end of 2014. As at December 31, 2013, there were $56.0 million in loans from FerroAtlántica Group to Grupo Villar Mir outstanding. FerroAtlántica Group made several additional loans in a total amount of $90.7 million to Grupo Villar Mir between July 2014 and December 2014, which is when the intercompany financial position was cancelled in full against a portion of the dividends distributed by FerroAtlántica Group to its sole shareholder.

Finance costs

Finance costs decreased $10,120,000, or 21.43%, to $37,105,000 in 2014 from $47,225,000 in 2013 due to a reduction in average interest rates (from 6.78% in 2013 to 5.07% in 2014), as revolving credit facilities were renewed at lower rates and term loans spreads narrowed as a result of lower leverage at FerroAtlántica Group’s major subsidiaries, and a 6%, or approximately $33 million, reduction in quarterly average indebtedness throughout 2014 as compared to throughout 2013.

Exchange differences

Exchange differences increased $15,477,000, or 201.60%, to positive $7,800,000 in 2014, mostly arising from our Chinese and Venezuelan operations, from negative $7,677,000 in 2013, arising from our Venezuelan and South African operations, due to the depreciation of the euro against the U.S. dollar, South African Rand and Chinese Yuan during 2014.

Income tax

Income tax increased $35,149,000, or 143.12%, to $59,707,000 in 2014 from $24,558,000 in 2013 due to the recording of a $36.3 million tax expense as a consequence of the impact on FerroAtlántica Group’s deferred tax position in Venezuela of the devaluation of the Venezuelan Bolivar in 2014 from VEF 6.3 to VEF 49.98 to one U.S. dollar, which was partly offset by the local revaluation of the tax value of certain assets allowed by local tax regulations.

Segment operations

Electrometallurgy

($ thousands)	2014	2013
Sales	1,417,094	1,391,689

Cost of sales	(887,772)	(906,469)

Other operating income	8,142	38,083

Staff costs	(213,829)	(213,355)

Other operating expenses	(148,553)	(172,808)

Depreciation and amortization charges, operating allowances and write-downs	(69,131)	(73,484)

Operating profit before impairment losses, net gains/losses on disposals of non-current assets, gains/losses on disposals of non-current assets and other gains and losses	105,951	63,656

Sales

Sales for the electrometallurgy segment increased $25,405,000, or 1.83%, to $1,417,094,000 in 2014 from $1,391,689,000 in 2013 due to a 3.6% increase in sales volumes from to 708,863 tons in 2014 (excluding silicon fines, silica fume and other byproducts), and a $1,836 per ton, or 1.33%, increase in average sale prices from 2013 to 2014, which were offset by lower sales of silicon fines and other byproducts.

Cost of sales

Cost of sales for the electrometallurgy segment decreased $18,697,000, or 2.06%, to $887,772,000 in 2014 from $906,469,000 in 2013 due to lower manganese ore prices and lower energy costs in Venezuela and in Spain. Cost of sales for the electrometallurgy segment was 62.65% of total sales in 2014, compared to 65.15% in 2013.

Other operating income

Other operating income for the electrometallurgy segment decreased $29,941,000, or 78.62%, to $8,141,000 in 2014 from $38,083,000 in 2013 due to the discontinuation of the power buyback program implemented by Eskom, the state-owned power utility in South Africa, during 2013, which resulted in an extraordinary income of ZAR259 million during that period.

Staff costs

Staff costs for the electrometallurgy segment increased $474,000 or 0.22% to $213,830,000 in 2014 from $213,355,000 in 2013 due to wage increase across FerroAtlántica Group’s operations other than in Venezuela associated with collective bargaining agreements and higher bonus and retirement payments at FerroAtlántica Group’s French subsidiary, which were offset by a $16 million decrease in staff costs in Venezuela as a result of the 2014 devaluation of the Venezuela Bolívar.

Other operating expenses

Other operating expenses for the electrometallurgy segment decreased $24,255,000, or 14.04%, to $148,553,000 in 2014 from $172,808,000 in 2013 as a result of a decrease of $12.1 million in expenses with respect to FerroAtlántica Group’s Venezuelan operations due to the devaluation of the Venezuelan Bolívar in 2014.

Depreciation and amortization charges, operating allowances and write-downs

Depreciation and amortization charges, operating allowances and write-downs for the electrometallurgy segment decreased $4,353,000, or 5.92%, to $69,131,000 in 2014 from $73,484,000 in 2013 due to lower amortization charges recorded in 2014 as a result of a decrease in fixed assets.

Energy

($ thousands)	2014	2013
Sales	49,225	72,196

Cost of sales	(1,789)	(4,423)

Other operating income	197	190

Staff costs	(4,214)	(4,172)

Other operating expenses	(18,401)	(26,238)

Depreciation and amortization charges, operating allowances and write-downs	(5,621)	(5,619)

Operating profit before impairment losses, net gains/losses on disposals of non-current assets and other gains and losses	19,397	31,934

Sales

Sales for the Energy segment decreased $22,971,000, or 31.82%, to $49,225,000 in 2014 from $72,196,000 in 2013 due to a 2.70% decrease in production to 737,022MWh in 2014 and a 29.97% decrease in the average sales price per MWh from $95.37 in 2013 to $66.79 in 2014, due to regulatory changes discussed above.

Cost of sales

Cost of sales for the Energy segment decreased $2,634,000, or 59.54%, to $1,789,000 in 2014 from $4,423,000 in 2013, mainly due to a decrease in energy purchases from third parties from $4.25 million in 2013 to $1.59 million in 2014.

Other operating income

Other operating income for the Energy segment increased $7,000, or 3.53%, to $197,000 in 2014 from $190,000 in 2013.

Staff costs

Staff costs for the Energy segment increased $42,000, or 1.02%, to $4,214,000 in 2014 from $4,172,000 in 2013 due to lack of employee changes.

Other operating expenses

Other operating expenses for the Energy segment decreased $7,837,000, or 29.87%, to $18,401,000 in 2014 from $26,238,000 in 2013 due to lower fees paid to Villar Mir Energía (which are directly correlated to our sales), and lower taxes on power generation.

Depreciation and amortization charges, operating allowances and write-downs

Depreciation and amortization charges, operating allowances and write-downs for the Energy segment remained relatively stable compared to $5,619,000 in 2013.

Results of Operations—2013 Compared to 2012

($ thousands)	2013	2012
Sales	1,463,878	1,479,606

Cost of sales	(910,892)	(921,790)

Other operating income	36,904	15,676

Staff costs	(217,527)	(212,427)

Other operating expenses	(197,670)	(199,123)

Depreciation and amortization charges, operating allowances and write-downs	(79,103)	(68,582)

Operating profit before impairment losses, net gains/losses on disposals of non-current assets, gains/losses on disposals of non-current assets and other gains and losses	95,590	93,360
Net impairment losses	(1,061)	(15,663)

Net gains/losses due to changes in the value of assets	6,475	(2,751)

Gains/losses disposals of non-current assets	448	(13)

Other gains/losses	(2,802)	1,487

Operating Profit	98,650	76,420

Finance income	2,858	5,123

Finance costs	(47,225)	(45,665)

Exchange differences	(7,677)	81

Profit Before Tax	46,606	35,959

Income tax	(24,558)	(1,280)

Profit for the Year	22,048	34,679

(Profit) loss attributable to non-controlling interests	6,400	509

Profit/(Loss) Attributable to the Grupo FerroAtlántica	28,448	35,188

Sales

Sales decreased $15,728,000, or 1.06%, to $1,463,878,000 in 2013 from $1,479,606,000 in 2012, due to a $20,530,000 decrease in electrometallurgy segment sales as a result of a decrease in prices for silicon metal, FeSi and FeMn (-2.6%, -12.5% and -7% respectively) from 2012 to 2013 while sale volumes remained flat, partly offset by a 41% and 15% increase in sale volumes for FeMn and foundry products, respectively, a 29% increase in prices for silicon fines, and a $4,809,000 increase in energy segment sales as a result of a significant increase in production output (from 451GWh in 2012 to 757GWh in 2013), partly offset by a reduction in energy sale prices from $149.42 per MWh in 2012 to $95.37 per MWh in 2013.

Cost of sales

Cost of sales decreased $10,898,000, or 1.18%, to $910,892,000 in 2013 from $921,790,000 in 2012 due to a decrease in cost of sales of $10,932,000 with respect to the energy segment as a consequence of lower expenses in connection with energy trading activities in 2013, partly offset by a $34,000 increase in cost of sales for the electrometallurgy segment caused by a 41% increase in FeMn volumes, which was partly offset by a 3.2%, 4.6% and 30% decrease in unitary costs for silicon metal, foundry products and silicon fines, respectively.

Other operating income

Other operating income increased $21,228,000, or 135.42%, to $36,904,000 in 2013 from $15,676,000 in 2012 due to extraordinary revenues of ZAR259 million from the power buyback program implemented by Eskom, the state-owned power utility in South Africa, during 2013, under which 132 MW of furnace capacity (out of a total capacity of 180 MW) was shut down during approximately five months.

Staff costs

Staff costs increased $5,100,000, or 2.4%, to $217,527,000 in 2013 from $212,427,000 in 2012 due to the appreciation of the euro against the U.S. dollar in 2013, which was offset by lower U.S. dollar-denominated costs at the South African and Venezuelan subsidiaries, which represented approximately 19% of total 2013 staff costs, as a result of the depreciation of the Rand and the VEF against the U.S. dollar in 2013.

Other operating expenses

Other operating expenses decreased $1,453,000, or 0.73%, to $197,670,000 in 2013 from $199,123,000 in 2012 due to a $9,451,000 decrease in other operating expenses for the electrometallurgy segment as a result of a €10.6 million or 13% reduction in maintenance expenses with respect to FerroAtlántica Group’s European operations, which was partly offset by the impact of the appreciation of the euro against the U.S. dollar, and a $8,332,000 increase in other operating expenses for the Energy segment as a result of the payment of a new power generation tax in the amount of $5.3 million arising from the new regulatory framework implemented in 2013.

Depreciation and amortization charges, operating allowances and write-downs

Depreciation and amortization charges, operating allowances and write-downs increased $10,521,000, or 15.34%, to $79,103,000 in 2013 from $68,582,000 in 2012, primarily due to a $6.24 million increase in depreciation of property, plant and equipment, which was caused by a higher volume of fixed assets integrated as a result of investments made in previous years.

Operating profit before impairment losses, net gains/losses on disposals of non-current assets, gains/losses on disposals of non-current assets and other gains and losses

Operating profit before impairment losses, net gains/losses on disposals of non-current assets, gains/losses on disposals of non-current assets and other gains and losses increased $2,230,000, or 2.39%, to $95,590,000 in 2013 from $93,360,000 in 2012 as a result of the various factors discussed above.

Net impairment losses

Net impairment losses decreased $14,602,000 or 93.23% to $1,061,000 in 2013 from $15,663,000 in 2012, which corresponded to an impairment of goodwill with respect to the Electrometallurgy segment.

Changes in value of assets

In 2013, FerroAtlántica Group recognized a gain due to change in the value of assets of $6,475,000, due to a $3.33 million increase in the value of FerroAtlántica Group’s South African biological assets, compared to a loss of $2,751,000 in 2012 related to the write down in the value of current financial assets.

Disposals of non-current assets

In 2013, FerroAtlántica Group recognized a gain due to disposal of current financial assets of $448,000, compared to a loss of $13,000 in 2012.

Other gains/losses

In 2013, FerroAtlántica Group recognized a loss in other gains/losses of $2,802,000, compared to a gain of $1,487,000 in 2012. The loss in 2013 was due to a $3.1 million loss registered in respect of the expropriation of part of a Spanish quartz mine concession area for use by a high-speed railway.

Operating profit

Operating Profit increased $22,230,000, or 29.09%, to $98,650,000 in 2013 from $76,420,000 in 2012.

Finance income

Finance income decreased $2,265,000, or 44.21%, to $2,858,000 in 2013 from $5,123,000 in 2012, mainly due to the cancellation in 2012 of balances of $80 million with respect to the intercompany net financial position between FerroAtlántica Group and its parent, Grupo Villar Mir.

Finance expense

Finance expense increased $1,560,000, or 3.42%, to $47,225,000 in 2013 from $45,665,000 in 2012 due to an increase in average consolidated interest rates from 5.56% in 2012 to 6.78% in 2013 as a result of the refinancing of Spanish credit facilities at higher rates in 2012, which was partly offset by a decrease of $88.9 million in average gross indebtedness.

Exchange differences

In 2013, FerroAtlántica Group recognized a loss with respect to exchange differences of $7,677,000, compared with a profit of $81,000 in 2012, due to the negative impact of the devaluation of the Venezuelan Bolívar in February 2013, from 4.3 to 6.3 to the U.S. dollar, and the depreciation of the South African Rand against the U.S. dollar in 2013.

Income tax expense

Income tax expense increased $23,278,000 or 1818.63% to $24,558,000 in 2013 from $1,280,000 in 2012, mainly as a consequence of $11,896,000 of positive income tax at the parent level as a result of the fact that impairment in respect of Mangshi in 2012 was tax-deductible, and positive variation in deferred income tax at the Venezuelan subsidiary due to the increase in the value of its tax assets due to local tax inflation.

Business Segments

Electrometallurgy

(US$ thousands)	2013	2012
Sales	1,391,689	1,412,219

Cost of sales	(906,469)	(906,435)

Other operating income	38,083	16,709

Staff costs	(213,355)	(208,512)

Other operating expenses	(172,808)	(182,259)

Depreciation and amortization charges, operating allowances and write-downs	(73,484)	(64,422)

Operating profit before impairment losses, net gains/losses on disposals of non-current assets, gains/losses on disposals of non-current assets and other gains and losses	63,656	67,300

Sales

Sales for the electrometallurgy segment decreased $20,530,000, or 1.45%, to $1,391,689,000 in 2013 from $1,412,219,000 in 2012 due to a decrease in silicon metal, FeSi and FeMn prices (-2.6%, -12.5% and -7% respectively) without an increase in sales volumes for silicon metal and FeSi, which was partly offset by an increase of 41% and 15% in sales volumes for FeMn and foundry products, respectively, and a 29% increase in prices for silicon fines.

Cost of sales

Cost of sales for the electrometallurgy segment increased $34,000, or 0.01%, to $906,469,000 in 2013 from $906,435,000 in 2012 due to a reduction in unitary costs for silicon metal, foundry products and silicon fines (-3.2%, -4.6% and -30% respectively), which was partly offset by a 41% increase in FeMn sales volumes.

Other operating income

Other operating income for the Electrometallurgy segment increased $21,374,000, or 127.92%, to $38,083,000 in 2013 from $16,709,000 in 2012, mainly due to an extraordinary income of ZAR259 million pursuant to the power buyback program implemented by Eskom, the state-owned power utility in South Africa, during 2013, pursuant to which 132 MW of furnace capacity (out of a total capacity of 180MW) was shut down for approximately five months.

Staff costs

Staff costs for the electrometallurgy segment increased $4,843,000, or 2.32%, to $213,355,000 in 2013 from $208,512,000 in 2012, due to the appreciation of the euro against the U.S. dollar in 2013 and a total increase in FerroAtlántica Group’s total payroll expense from $3.16 million in 2012 to $3.19 million in 2013, the effect of which was partly offset by lower U.S. dollar-denominated costs at the South African and Venezuelan subsidiaries (which together represented approximately 19% of total 2013 staff costs), as the Rand and the VEF depreciated against the U.S. dollar in 2013.

Other operating expenses

Other operating expenses for the Electrometallurgy segment decreased $9,451,000, or 5.19%, to $172,808,000 in 2013 from $182,259,000 in 2012, primarily as a result of a €10.6 million or 13% reduction in maintenance expenses for FerroAtlántica Group’s European operations, which was partially offset by the effect of the appreciation of the euro against the U.S. dollar in 2013.

Depreciation and amortization charges, operating allowances and write-downs

Depreciation and amortization charges, operating allowances and write-downs for the Electrometallurgy segment increased $9,062,000, or 14.07%, to $73,484,000 in 2013 from $64,422,000 in 2012, primarily as a result of a $8.32 million increase in depreciation of property, plant and equipment in connection with the integration of a higher volume of fixed assets as a result of prior year investments.

Energy

(US$ thousands)	2013	2012
Sales	72,196	67,387

Cost of sales	(4,423)	(15,355)

Other operating income	190	9

Staff costs	(4,172)	(3,915)

Other operating expenses	(26,238)	(17,906)

Depreciation and amortization charges, operating allowances and write-downs	(5,619)	(4,160)

Operating profit before impairment losses, net gains/losses on disposals of non-current assets, gains/losses on disposals of non-current assets and other gains and losses	31,934	26,060

Sales

Sales for the Energy segment increased $4,809,000, or 7.14%, to $72,196,000 in 2013 from $67,387,000 in 2012, due to a reduction in energy sale prices from $149.42 per MWh in 2012 to $95.37 per MWh in 2013, which was partly offset by an increase in production output from 451GWh in 2012, during a severe drought, to 757GWh in 2013, and lower revenues from energy trading volumes in 2013 compared to 2012.

Cost of sales

Cost of sales for the Energy segment decreased $10,932,000, or 71.2%, to $4,423,000 in 2013 from $15,355,000 in 2012, primarily due to lower expenses related to energy trading activities in 2013.

Other operating income

Other operating income for the Energy segment increased $181,000, or 2011.19%, to $190,000 in 2013 from $9,000 in 2012.

Staff costs

Staff costs for the Energy segment increased $257,000, or 6.57%, to $4,172,000 in 2013 from $3,915,000 in 2012 due to the appreciation of the euro against the U.S. dollar in 2013 and one-off retirement expenses.
Other operating expenses

Other operating expenses for the Energy segment increased $8,332,000, or 46.54%, to $26,238,000 in 2013 from $17,906,000 in 2012 primarily due to a new power generation tax in the amount of $5.3 million related to the new Spanish regulatory framework established in 2013.

Depreciation and amortization charges, operating allowances and write-downs

Depreciation and amortization charge, operating allowances and write-downs for the Energy segment increased $1,459,000, or 35.08%, to $5,619,000 in 2013 from $4,160,000 in 2012.

Effect of Inflation

Management believes that the impact of inflation was not material to FerroAtlántica Group’s results of operations in the years ended December 31, 2014, 2013 and 2012, with the exception of the impact of Venezuelan inflation in 2013 on FerroVen’s production costs in 2013, which resulted in a loss of competitiveness.

Seasonality

The seasonality of energy prices and the energy-intensive nature of ferroalloy production have an impact on the yearly production planning of FerroAtlántica Group’s plants. FerroAtlántica Group’s Spanish plants modulate their power consumption during the summer months to avoid production during the hours of the day when energy prices are at their peak. FerroAtlántica Group’s French plants usually stop their production during winter, from December to mid-March due to avoid higher energy prices during this period. The shutdown of furnaces affects around 90% of FerroAtlántica Group’s silicon metal production capacity. In South Africa, FerroAtlántica Group’s plants tend to reduce production of silicon metal and FeSi by approximately one third between June and August. FerroAtlántica Group’s Mangshi plant in China ceases production during the dry season, which typically lasts from December to May. The state owned power grid publishes a forward monthly energy tariff which works as an official indicator of beginning date for each season. This seasonality in production planning has an impact on the management of finished goods inventories which tend to grow before production reductions in winter and summer to help ensure supply to FerroAtlántica Group’s customers.

Liquidity and Capital Resources

As of December 31, 2014, FerroAtlántica Group has financed its capital requirements with operating cash flows and long-term bank borrowings. Its primary short-term liquidity needs are to fund its capital expenditure commitments and operational needs and service its existing debt. FerroAtlántica Group’s long-term liquidity needs primarily relate to debt repayment. FerroAtlántica Group’s core objective with respect to capital management is to maintain a balanced and sustainable capital structure through the economic cycles of the industries in which it has a presence, while keeping the cost of capital at competitive levels so as to fund FerroAtlántica Group’s growth.

In 2014, operating activities generated $191,420,000 in cash. Investing activities absorbed a total of $155,293,000 of cash. Financing activities absorbed a total of $50,913,000 in cash. See “—Cash Flow Analysis” below for additional information.

FerroAtlántica Group finances its operations through cash flows from operations, which totaled $191,420,000 in 2014, compared to $166,695,000 in 2013, corporate financing through each of FerroAtlántica Group’s main subsidiaries in the currency in which it operates, which totaled $388,546,000 in 2014, compared to $417,465,000 in 2013, and liquidity facilities taken out by FerroAtlántica under bilateral agreements with banks to provide FerroAtlántica Group with flexibility in its cash management activities, which totaled $124,135,000 in 2014, compared to $176,092,000 in 2013. In Venezuela, given the complexity of the local financial market and the restriction on capital flows, long-term financing is structured through intercompany loan agreements, whereas working capital needs are met with local currency bilateral agreements without recourse to FerroAtlántica.

Cash and cash equivalents are held primarily in euro, with approximately 39.2% held in U.S. dollars, South African Rand, Chinese Yuan and other currencies as of December 31, 2014.

At December 31, 2014, FerroAtlántica Group’s total gross financial debt was $523,148,000, compared to $599,809,000 at December 31, 2013. Of the total gross financial debt at December 31, 2014, $120,682,000 ($144,020,000 at December 31, 2013) related to finance leases that are treated as debt under IFRS. Of the remaining $402,466,000 of debt at December 31, 2014 ($455,789,000 at December 31, 2013), bank borrowings accounted for $391,999,000 (US$449,482,000 at December 31, 2013) and other financial liabilities, consisting of interest rate swaps, accounted for the remaining $10,467,000 ($6,307,000 at December 31, 2013). In addition, at December 31, 2014, FerroAtlántica Group had approximately $42,491,457 in available committed credit lines expiring after December 31, 2015. See Notes 19, 20 and 21 to the consolidated financial statements of FerroAtlántica Group included in this proxy statement/prospectus for additional information on FerroAtlántica Group’s indebtedness at December 31, 2014.

Working Capital Position

Taking into account generally expected market conditions, FerroAtlántica Group anticipates that cash flow generated from operations will be sufficient to fund its operations, including its working capital requirements, and to make the required principal and interest payments on its indebtedness during the next 12 months.

As of December 31, 2014, FerroAtlántica Group’s current assets totaled $803,422,000 while current liabilities totaled $411,896,000, resulting in a positive working capital position of $391,526,000.

Cash Flow Analysis

Year ended December 31, 2014 compared to the year ended December 31, 2013

The following table summarizes FerroAtlántica Group’s primary sources (uses) of cash for the periods indicated:

(US$ thousands)	2014	2013
Cash and cash equivalents at beginning of period	62,246	71,631

Cash flows from operating activities	191,420	166,695

Cash flows from investing activities	(155,293)	(32,072)

Cash flows from financing activities	(50,913)	(139,801)

Exchange differences on cash and cash equivalents in foreign currencies	1,190	(4,207)

Cash and cash equivalents at end of period	48,651	62,246

The following table sets forth the dividends paid by FerroAtlántica to Grupo VM in the year ended December 31, 2014.

(US$ thousands)
Cash payment	40,116

Compensation of Accounts Receivables from Grupo VM existing as of December 31, 2013 (Non-Cash movement)	95,111

Compensation of Accounts Receivables from Grupo VM debited and credited in 2014 (Cash movement)	86,991

Total dividends	222,218

Cash flows from operating activities

Cash flows from operating activities increased by $24,724,000, to $191,420,000 in the year ended December 31, 2014, from $166,695,000 during the year ended December 31, 2013. The increase was due to higher profit from operations, a $10.12 million decrease in financial interest expense, and positive short term variations totaling $4.42 million, partly offset by a $9.24 million increase in income tax paid and a $5.26 million decrease in funds from working capital changes.

Cash flows from investing activities

Cash flows from investing activities decreased by $123,221,000 to an outflow of $155,293,000 in the year ended December 31, 2014, from an outflow of $32,072,000 in the year ended December 31, 2013. The additional cash outflow is primarily due to a $14.37 million increase in capital expenditures, a $95.44 million increase in cash outflows relating to investment in non-current financial assets, a $10.30 million decrease in cash inflows from the sale of current financial assets and an increase of $5.7 million in payments relating to other investment activities.

Cash flows from financing activities

Cash flows from financing activities improved by $88,888,000 to an outflow of $50,913,000 in the year ended December 31, 2014, from an outflow of $139,801,000 in the year ended December 31, 2013. The increase is mainly attributable to a $98.76 million decrease in debt repayments, a $12.62 million increase in cash dividends paid in 2013 and $2.74 million in other positive financing variations.

Year ended December 31, 2013 compared to the year ended December 31, 2012

The following table summarizes FerroAtlántica Group’s primary sources (uses) of cash for the periods indicated:

(US$ thousands)	2013	2012
Cash and cash equivalents at beginning of period	71,631	31,816

Cash flows from operating activities	166,695	109,470

Cash flows from investing activities	(32,072)	(163,476)

Cash flows from financing activities	(139,801)	91,993

Exchange differences on cash and cash equivalents in foreign currencies	(4,207)	1,828

Cash and cash equivalents at end of period	62,246	71,631

Cash flows from operating activities

Cash flows from operating activities increased by $57,225,000, to $166,695,000 in the year ended December 31, 2013, from $109,470,000 in the year ended December 31, 2012. The increase was due to higher profits from operations, a $9.34 million decrease in income tax paid, a $18.57 million increase from working capital changes and a $18.12 million increase in cash flows due to other short term variations.

Cash flows from investing activities

Cash flows from investing activities increased by $131,404,000 to an outflow of $32,072,000 in the year ended December 31, 2013, from an outflow of $163,476,000 in the year ended December 31, 2012. The improvement was due to a $79.30 million decrease in capital investments and acquisitions as the Group curtailed expansionary projects and limited capital expenditures to those required for maintenance (See “—Capital Expenditures” on page 210 of this proxy statement/prospectus) as part of a deleveraging strategy and a $51.57 million decrease in outflows related to current and non-current financial assets.

Cash flows from financing activities

During the year ended December 31, 2013, cash flows from financing activities consisted of a cash outflow of $139,801,000, compared to cash generated by financing activities of $91,993,000 in the year ended December 31, 2012. The difference was primarily due to a net decrease in bank borrowings of $109.5 million in the year ended December 31, 2013 as a result of FerroAtlántica Group’s implementation of its debt reduction strategy, compared to an increase in bank borrowings of $140.44 million in the year ended December 31, 2012, and a $18.6 million decrease in cash dividends paid in 2013 compared to 2012.

Capital Resources

FerroAtlántica Group’s core objective is to maintain a balanced and sustainable capital structure through the economic cycles of the industries in which it has a presence, while keeping the cost of capital at competitive levels so as to fund FerroAtlántica Group’s growth. In addition to cash flows from continuing operations, the main sources of financing are long-term corporate financing through each of FerroAtlántica Group’s main subsidiaries and in the currency in which they operate and liquidity facilities taken out by FerroAtlántica under bilateral agreements with banks to provide FerroAtlántica Group with flexibility in its cash management activities. In the case of Venezuela, given the complexity of the Venezuelan financial market and the restrictions on capital flows, long-term financing is structured through intercompany loan agreements, whereas working capital needs are met with local currency bilateral agreements without recourse to FerroAtlántica. FerroAtlántica Group’s general policy is for each main subsidiary to be financed without recourse to or guarantees provided by FerroAtlántica.

The following table summarizes certain terms of FerroAtlántica Group’s outstanding credit facilities as of December 31, 2014:

Subsidiary	Amount outstanding (Millions of U.S. $)	Interest Rate	Maturity	Limit (Millions of U.S. $)
Grupo FerroAtlántica S.A.U.	9.2	LIBOR +3.00%	2015	10.7
Grupo FerroAtlántica S.A.U.	8.4	EURIBOR +3.25%	2016	8.5
Grupo FerroAtlántica S.A.U.	20.9	EURIBOR +3.25%	2016	24.3
Grupo FerroAtlántica S.A.U.	12.2	EURIBOR +3.00%	2016	12.1
Grupo FerroAtlántica S.A.U.	0.8	EURIBOR +1.80%	2015	12.1
Grupo FerroAtlántica S.A.U.	12.2	EURIBOR +2.70%	2016	12.1
Grupo FerroAtlántica S.A.U.	0.0	EURIBOR +3.00%	2016	12.1
Grupo FerroAtlántica S.A.U.	12.2	EURIBOR +2.30%	2016	12.1
FerroAtlántica, S.A.U.	1.1	EURIBOR +4.50%	2015	1.1

FerroAtlántica, S.A.U.	21.9	EURIBOR +4.50%	2016	46.1

FerroAtlántica, S.A.U.	0.0	EURIBOR +3.50%	2015	6.1

FerroPem, S.A.S.	36.4	EURIBOR +2.00%	2018	36.4

FerroPem, S.A.S.	15.8	EURIBOR +2.50%	2018	18.2

FerroPem, S.A.S.	1.8	EURIBOR +2.00%	2015	7.3
FerroAtlántica de Venezuela S.A.	3.7	18%	2015	4.0
FerroAtlántica de Venezuela S.A.	2.3	18%	2015	3.0
FerroAtlántica de Venezuela S.A.	0.9	15%	2015	1.2
FerroAtlántica de Venezuela S.A.	0.8	17%	2015	0.7
Mangshi Sinice	7.5	PBOC* (1.28)	2015	14.3
Mangshi Sinice	8.8	PBOC* (1.23)	2015	10.3
Mangshi Sinice	9.8	6.95%	2015	14.3
Rocas, Arcillas y Minerales, S.A.	3.6	EURIBOR +3.50%	2015	3.6
Discount lines	8.0	EURIBOR +3.50%	2015	40.9
FerroAtlántica, S.A.U. (1)	37.0	EURIBOR +4.50%	2016	63
Silicon Smelters (Pty.), Ltd. (3)	17.3	JIBAR +2.60%	2018	17.0
Silicon Smelters (Pty.), Ltd. (3)	14.7	JIBAR +2.60%	2016	21.9
FerroPem, S.A.S. (4)	36.5	EURIBOR +2.75%	2018	42
Mangshi Sinice Silicon Industry Company, Ltd (5)	25.3	EURIBOR +2.60%	2019	25.3
Thaba Chueu Mining (Pty.), Ltd. (6)	8.8	JIBAR +3.35%	2018	8.8
Grupo FerroAtlántica, S.A.U.	8.6	LIBOR +3.40%	2015	8.6
Grupo FerroAtlántica, S.A.U.	6.1	2.75%	2016	6.1
Grupo FerroAtlántica, S.A.U.	15.1	EURIBOR +3.95%	2021	15.1
Silicio FerroSolar, S.L.U.	2.5	0%	2017	2.5
Silicio FerroSolar, S.L.U.	0.2	0%	2024	0.2
Hidro Nitro Española S.A. (2)	1.7	EURIBOR +1.10%	2015	1.7

Total	372.1			523.7

These credit facilities contain certain customary representations, warranties and covenants, and certain of them contain maintenance financial covenants. None of FerroAtlántica Group or its subsidiaries is in default under any of its credit facilities except for Mangshi Sinice Silicon Industry Company, Ltd. (“Mangshi Sinice”), which, in 2014, did not comply with the financial maintenance covenants contained in the agreement governing its credit facility with COFIDES in China. Mangshi Sinice requested and obtained a waiver from COFIDES in which COFIDES waived its right to accelerated amortization of the loan. The default did not affect any cross-default provisions.

Off-Balance Sheet Arrangements

Financial Guarantees

FerroAtlántica Group’s financial guarantees require it to make contingent payments upon the occurrence of certain events or changes in an underlying instrument that is related to an asset, a liability or the equity of the guaranteed party. These guarantees include arrangements that are direct obligations, giving the party receiving the guarantee a direct claim against FerroAtlántica Group, as well as indirect obligations, under which FerroAtlántica Group has agreed to provide the funds necessary for another party to satisfy an obligation.

At December 31, 2014, FerroAtlántica Group and its subsidiaries had granted guarantees on the debt or commitments of third parties or associated entities totaling $34,790,136 ($33,969,991 at December 31, 2013) related to Mangshi Sinice’s Chinese Yuan-denominated revolving facilities and a Thaba Chueu Mining (Pty.), Ltd. long-term loan.

Contractual Obligations

The following table sets forth FerroAtlántica Group’s contractual obligations and commercial commitments with definitive payment terms that will require significant cash outlays in the future, as of December 31, 2014:

	Payments Due by Period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
	(Expressed in thousands of $)
Long-term debt obligations	300,010	55,238	138,548	84,686	21,538
Capital expenditures	31,550	31,550	0	0	0
Finance leases	120,682	11,634	25,526	27,930	55,592
Swap obligations	10,467	2,396	5,340	1,898	833

Total	$462,709	100,818	169,414	114,514	77,963

Capital Expenditures

FerroAtlántica Group makes capital expenditures from time to time in connection with expansion and productivity improvements, production plants maintenance and research and development projects. Capital expenditures in connection with expansion and productivity improvements totaled $6.3 million, $3.9 million and $55.6 million in 2014, 2013 and 2012, respectively. Capital expenditures in connection with production plants maintenance totaled $39.1 million, $29.8 million and $36.9 million in 2014, 2013 and 2012, respectively. Capital expenditures related to research and development projects amounted to $8.6 million, $6.3 million and $6.6 million in 2014, 2013 and 2012, respectively. In 2012, FerroAtlántica Group acquired SamQuarz, a South African quartz mine and EMIX, a French manufacturer of silicon furnaces, for a total of $39.2 million, refurbished its Mangshi factory in China at a cost of $17.15 million, invested $8.40 million for a silicon furnace and filter at its Château-Feuillet factory, and invested $4.29 million in the improvement of the delivery and stockage areas at its Laudun factory in France. In 2013, FerroAtlántica Group invested $6.80 million in charcoal furnaces for its Mangshi plant in China, $3.41 million to increase the capacity of its hydroelectric operations in Spain, $1.86 in the maintenance of a furnace at its Mangshi plant in China, $1.33 million to expand polycrystalline silicon powder production capacity at Anglefort in France and $1.16 million in a 38MVA transformer for furnaces at Witbank in South Africa. In 2014, FerroAtlántica Group invested $8.4 million to increase the capacity of one of its hydroelectric plants in Spain, $3.62 million in water basin dam repair works for its Pierrefitte factory in France, $1.73 million in loading railcars for its Laudun factory in France, $1.50 million to improve the furnace in its Sabon factory in Spain and $1.35 million to restart updates of silicon furnaces for its Château-Feuillet factory in France. FerroAtlántica Group has reduced its capital expenditures relating to expansion in recent years in order to create flexibility to calibrate spending according to market conditions. As of December 31, 2014, FerroAtlántica Group had $31.6 million of capital expenditures commitments, primarily relating to:

•	$26.43 million for the addition of 19 MW of annual capacity to FerroAtlántica Group’s existing hydroelectric power plants;

•	$2.16 million for engineering, procurement and construction in respect of FerroAtlántica Group’s new silicon metal factory in Canada; and

•	$3.02 million for the purchase of hyperfine re-melting furnaces in France and South Africa.

To the extent FerroAtlántica Group is unable to draw down the amounts committed under its credit facilities, it will need to find alternative financing. If it is unable to find alternative financing, it will not be capable of funding all of its commitments for capital expenditures, which could adversely impact its results of operations and financial condition.

Recent Accounting Pronouncements

See Note 3 to the consolidated financial statements of FerroAtlántica Group.

Quantitative and Qualitative Disclosures about Risk

FerroAtlántica Group is exposed to market risks arising from adverse changes in interest rates and foreign exchange rates, and to liquidity risk which arises if FerroAtlántica Group is unable to obtain the funds necessary for its working capital requirements and investments.

FerroAtlántica Group constantly monitors the financial risks to which it is exposed, in order to detect those risks in advance and take the necessary actions to mitigate them. A discussion of FerroAtlántica’s accounting policies on market risk and information on our exposure to market risk is included in Note 26 to FerroAtlántica’s financial statements included elsewhere in this prospectus. The following section provides qualitative and quantitative disclosures on the effect that these risks may have upon FerroAtlántica Group.

Interest rate risk

FerroAtlántica Group is subject to market risks relating to changes in interest rates because FerroAtlántica Group has floating rate debt outstanding, denominated mainly in euro. Potential changes in cash flows associated with interest payments on such borrowings due to changes in the benchmark interest rate, usually EURIBOR, could adversely affect FerroAtlántica Group’s operating margins, results of operations and its ability to service its debt. In accordance with FerroAtlántica Group’s risk management policy, all long-term financing transactions in euro and U.S. dollars are hedged with floating-to-fixed interest rate swaps. The principal objective of these contracts is to minimize the risks and costs associated with FerroAtlántica Group’s floating rate debt and they are not for speculative or trading purposes.

The aggregate principal amount of FerroAtlántica Group’s outstanding floating rate debt as of December 31, 2014 was 57% of total bank borrowing excluding debts already hedged with swaps or with fixed interest rates. As an indication of the extent of FerroAtlántica Group’s sensitivity to interest rate changes, an increase of 0.5% in interest rates would give rise to additional borrowing costs of $1.4 million in 2014 ($1.6 million in 2013), based on FerroAtlántica Group’s debt level during such years.

Foreign currency risk

FerroAtlántica Group is exposed to market risk arising from transactions denominated in currencies other than the euro, mainly the South African rand, which is the functional currency of FerroAtlántica Group’s South African subgroup, the U.S. dollar, which is the functional currency of FerroVen (Exports to the U.S.) and the Chinese yuan, which is the functional currency of FerroAtlántica Group’s Chinese subsidiaries. Such risk is due to the potential changes in cash flows, fair value or net investment in foreign currency of these transactions as a result of changes in foreign currency exchange rates. Pursuant to its risk management policy for these transactions, FerroAtlántica Group arranges foreign currency hedges to mitigate this risk. A hypothetical uniform 10% increase or decrease in the value of the euro relative to the U.S. dollar would not have a material impact on FerroAtlántica Group’s cash flows or results of operations due to foreign currency derivatives used by FerroAtlántica Group to hedge its exposure to foreign currency fluctuations because the net balance between cash outflows and cash inflows denominated in U.S. dollars is generally less than 5% of FerroAtlántica Group’s total sales.

Venezuela

In recent years, there have been various developments in the Venezuelan economy that have affected FerroAtlántica Group’s financial results, including annual and cumulative inflation over the last three years, restrictions in the official foreign exchange markets and, lastly, the devaluations of the Venezuelan currency over the last three years.

Most of FerroVen’s procurement and sale transactions are denominated in U.S. dollars, which is FerroVen’s functional currency. In effect, FerroVen’s parent, FerroAtlántica, procures and imports into Venezuela most of FerroVen’s key raw materials and equipment, which FerroVen pays for in kind with its finished goods. FerroVen exports finished products to other foreign clients as well, including other subsidiaries of FerroAtlántica Group, at prices denominated in U.S. dollars. FerroVen also makes sales to domestic clients in Venezuelan Bolívares, though at prices that are partly indexed to the U.S. dollar. Further, though several of FerroVen’s domestic expenses are in Venezuelan Bolívares, the price of the most important input, energy, is indexed to the U.S. dollar.

As a result of the above, FerroVen has a net short position with respect to Venezuelan Bolívares. The cash inflow of U.S. dollars FerroVen receives from exports is exchanged into Venezuelan Bolívares using the advantageous exchange rates available to exporting companies in Venezuela under the Complementary System for Administration of Foreign Currencies (“SICAD”), as well as the Marginal Currency System (“SIMADI”). Thus, the sharp decline in value of the Venezuelan Bolívar over the last three years has not had a direct negative impact on FerroVen’s expenses and income. Rather, it has decreased FerroVen’s expenses over this period.

On February 8, 2013, the Venezuelan Government announced the devaluation of the official Venezuelan Bolívar/U.S. dollar exchange rate. The official exchange rate of VEF 4.30 to one U.S. dollar was changed to VEF 6.30 to one U.S. dollar, giving rise to an exchange loss in the consolidated income statement of approximately $4.7 million, as current assets valued in Bolívares were higher than current liabilities valued in Bolĺvares at the time of the devaluation. This 46% devaluation was insufficient to offset the impact of local inflation of 58.2% on domestic prices.

During 2014, SICAD II, a new exchange regime with a more widespread application, was put into place by the Venezuelan Government. The exchange rate at December 31, 2014 pursuant to SICAD II was 49.988 VEF per U.S. dollar, giving rise to an exchange gain in FerroAtlántica Group’s consolidated income statement of approximately $7.5 million, as current assets valued in Bolívares were lower than current liabilities valued in Bolívares at the time of the devaluation. The devaluation of 694% represented by the SICAD II exchange rate more than offset the impact of local inflation on domestic prices of 68.5%, resulting in positive impacts on staff costs and other operating expenses, which in turn had a positive impact on cash flows, and a negative impact on tax expense, which had no impact on cash flows.

                FerroAtlántica Group’s Venezuelan operations had assets of $155,839,000 and $251,847,000 in 2014 and 2013, respectively, which represented 11.23% and 15.03%, respectively, of the total assets of FerroAtlántica Group in such years. FerroAtlántica Group’s Venezuelan operations had sales of $97,620,000 in 2014, of which $36,486,000 were domestic sales and $61,134,000 were exports to other subsidiaries of FerroAtlántica, and $141,605,000 in 2013, of which $65,055,000 were domestic sales, $73,695,000 were exports to other subsidiaries of FerroAtlántica and $2,855,000 were exports to other third parties. Therefore, FerroVen sales to third parties (domestic and exports) represented 2.49% and 4.64% of the total sales of FerroAtlántica Group in 2014 and 2013 respectively.

In January 2014, Venezuela enacted the Organic Law on Fair Prices, which limits profit margins on the sale of goods and services to a maximum of 30% of operating costs for all persons engaging in economic activity in Venezuela. Since FerroVen sells most of its finished goods for export to FerroAtlántica or its subsidiaries, the Organic Law on Fair Prices has not had a material impact on FerroAtlántica Group’s results.

In this context, and despite the existing socio-economic situation in Venezuela, FerroVen’s operations have continued uninterrupted over the last years, both in its domestic and foreign markets. Further weakening of the Venezuelan Bolivar is expected, though this is not expected to have a negative impact on FerroVen’s operations. However, it is possible that negative developments in the socio-economic situation in Venezuela could prevent FerroVen from assuring procurement of its basic inputs, such as raw materials, energy and labor, or hinder its ability to export its finished goods in the future.

Liquidity risk

Liquidity risk arises due to differences which might arise between the amount of funds used for investments and working capital requirements and the funds obtained from FerroAtlántica Group’s activities and divestitures. Cash, credit and financing facilities of FerroAtlántica Group’s subsidiaries is detailed in Notes 16 and 17 to the consolidated financial statements of FerroAtlántica Group. Where appropriate, FerroAtlántica Group’s subsidiaries provide financial support to each other for the purpose of ensuring liquidity and enabling them to meet the payment obligations arising from their business activities.

Management believes that the funds currently available, in addition to those funds that it expects will be generated from operating and financing activities, will enable FerroAtlántica Group to satisfy its requirements resulting from its investing activities and its working capital needs and to fulfill its obligations to repay its debts as they become due.

For further information on the repayment structure of FerroAtlántica Group’s financial assets and debt, see Note 11 and Note 16 to the consolidated financial statements of FerroAtlántica Group included in this prospectus. For further information on the repayment structure of derivative financial instruments, see Note 18 to the consolidated financial statements of FerroAtlántica Group included in this prospectus.

Research and development

FerroAtlántica Group’s primary research and development activity over the last three years has involved the development of expertise in the purification of metallurgical grade silicon up to solar grade silicon aimed at developing the capacity to develop and sell solar grade silicon directly to solar panel manufacturers. This project entered the testing phase in 2013, whereby the feasibility of competitive large-scale production is being evaluated. Expenditure on research and development was $11.0 million, $7.0 million and $11.2 million in 2012, 2013 and 2014, respectively.

Critical Accounting Policies

The discussion and analysis of FerroAtlántica Group’s financial condition and results of operations is based upon its consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB. The preparation of those financial statements requires FerroAtlántica Group to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, the disclosure of contingent assets and liabilities and related disclosure at the date of its financial statements. The estimates and related assumptions are based on available information at the date of preparation of the financial statements, on historical experience and on other relevant factors. Actual results may differ from these estimates under different assumptions and conditions. Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. The principal items affected by estimates are income taxes, depreciation of plant, property and equipment, depreciation of other intangible assets, impairment of plant, property and equipment, intangible assets and provisions and contingencies. The following are FerroAtlántica Group’s most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of all of FerroAtlántica Group’s principal accounting policies, see Note 6 to the consolidated financial statements of FerroAtlántica Group included elsewhere in this prospectus.

Income Taxes

The current income tax expense incurred by FerroAtlántica Group subsidiaries on an individual basis is determined by applying the applicable tax rate to the taxable profit for the year, calculated on the basis of accounting profit before tax, increased or decreased, as appropriate, by the permanent differences arising from the application of tax legislation and by the elimination of any tax consolidation adjustments, taking into account tax relief and tax credits. The consolidated income tax expense is calculated by adding together the expense recognized by each of the consolidated subsidiaries, increased or decreased, as appropriate, as a result of the tax effect of consolidation adjustments for accounting purposes.

FerroAtlántica Group’s deferred tax assets and liabilities include temporary differences measured at the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled. Deferred tax liabilities are recognized for all taxable temporary differences, except for those arising from the initial recognition of goodwill. Deferred tax assets are recognized to the extent that it is considered probable that FerroAtlántica Group will have taxable profits in the future against which the deferred tax assets can be utilized. The deferred tax assets and liabilities recognized are reassessed at each reporting date in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed.

Significant judgment is required in determining income tax provisions and tax positions. FerroAtlántica Group may be challenged upon review by the applicable taxing authorities, and positions taken may not be sustained. The accounting for uncertain income tax positions requires consideration of timing and judgments about tax issues and potential outcomes and is a subjective estimate. In certain circumstances, the ultimate outcome of exposures and risks involves significant uncertainties. If actual outcomes differ materially from these estimates, they could have a material impact on FerroAtlántica Group’s results of operations and financial condition. Interest and penalties related to uncertain tax positions are recognized in income tax expense. Spain is FerroAtlántica Group’s most significant income tax jurisdiction.

Depreciation of property, plant and equipment

FerroAtlántica Group subsidiaries depreciate their property, plant and equipment by the straight-line method at annual rates based on the following years of estimated useful life:

Asset	Years of estimated useful life
Buildings	25-50
Technical installations and machinery	10-20
Equipment	12.5-15
Furniture and accessories	10-15
Information technology equipment	4-8
Transportation	10-15

Land is considered to be an asset with an indefinite useful life and, as such, is not depreciated, but rather it is tested for impairment annually.

The residual value, useful life and depreciation method relating to FerroAtlántica Group’s property, plant and equipment are reviewed periodically to ensure that the depreciation method used reflects the pattern in which the economic benefits arising from operating the property, plant and equipment are expected to be consumed.

Other intangible assets

Intangible assets are recognized initially at acquisition or production cost. This cost is amortized systematically over the useful life of the asset. At each reporting date, intangible assets are measured at acquisition cost less accumulated amortization and any accumulated impairment losses. Development costs are recorded as assets if they are identifiable, their value can be measured reliably and if it is highly probable that they will produce future economic benefit. They are amortized on a straight-line basis throughout their useful life, which is between four and ten years, based on the project. Operating rights under administrative concessions are amortized on a straight-line basis over the term of the concession from the date the operations were considered to have commenced. FerroAtlántica Group’s main administrative rights of use are being amortized over 20-30 years, a period equal to their initial use term. Computer software includes costs incurred in acquiring or developing computer software, including the related installation, and is amortized on a straight-line basis over five years.

Impairment of property, plant and equipment and intangible assets

In order to ascertain whether its assets have become impaired, FerroAtlántica Group compares their carrying amount with their recoverable amount at the end of the reporting period, or more frequently if there are indications that the assets might have become impaired. Where the asset itself does not generate cash flows that are independent from other assets, FerroAtlántica Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Recoverable amount is the higher of fair value and value in use, which is the present value of the future cash flows that are expected to be derived from continuing use of the asset and from its ultimate disposal at the end of its useful life, discounted at a pre-tax rate which reflects the time value of money and the risks specific to the business to which the asset belongs.

If the recoverable amount of an asset or cash-generating unit is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount, and an impairment loss is recognized as an expense under “net impairment losses” in the consolidated income statement. Where an impairment loss subsequently reverses, which is not permitted in the case of goodwill, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment is recognized as “other income” in the consolidated income statement. The basis for depreciation or amortization is the carrying amount of the assets, deemed to be the acquisition cost less any accumulated impairment losses.

Provisions and contingencies

FerroAtlántica Group’s consolidated financial statements include all material provisions with respect to which it is considered that it is more likely than not that the obligation will have to be settled. Contingent liabilities are not recognized in the consolidated financial statements, but rather are disclosed as required by IAS 37. See Note 23 to the consolidated financial statements of FerroAtlántica Group.

Provisions are classified as short-term provisions or long-term provisions based on the estimated period of time in which the obligations covered by them will have to be met. They are recognized when the liability or obligation giving rise to the indemnity or payment arises, to the extent that its amount can be estimated reliably. Provisions include the provisions for pension and similar obligations assumed, provisions for contingencies and charges, such as those of an environmental nature and those arising from litigation in progress or from outstanding indemnity payments or obligations, and collateral and other similar guarantees provided by FerroAtlántica Group’s subsidiaries, provisions for future labor force restructuring costs and provisions for medium- and long-term employee incentives and long-service bonuses. FerroAtlántica Group estimates provisions for environmental obligations by analyzing each case separately and observing the relevant legal provisions, and the best possible estimate is made on the basis of the information available and a provision recognized provided that such information suggests that it is probable that the loss or expense will arise and it can be estimated in a sufficiently reliable manner.

DESCRIPTION OF HOLDCO SHARES

On February 5, 2015, Holdco (legal name: VeloNewco Limited) was incorporated under the laws of England and Wales as a private limited liability company. Prior to the consummation of the Business Combination, Holdco will be converted under English law into a public limited liability company, and Holdco will be renamed as “Ferroglobe PLC”. It is expected that Holdco will be a publicly traded company listed on NASDAQ under the ticker symbol “GSM”.

Unless stated otherwise, the following is a description of the material terms of the Holdco Shares as those terms will exist as of the consummation of the Business Combination. The form of the Holdco Articles that will be in effect as of the consummation of the Business Combination is attached as Annex F to this proxy statement/prospectus.

On incorporation of Holdco, the issued share capital of Holdco was one ordinary share, with a nominal value of $1.00. Prior to the consummation of the Business Combination, Holdco’s share capital will be increased to meet the minimum sterling share capital requirement for an English public limited company of £50,000, by the issue of 50,000 non-voting redeemable preference shares of £1.00 nominal value each to Grupo VM. Following such issue, Holdco will be re-registered as a public limited company.

Issued Share Capital

As of the date of this proxy statement/prospectus, Holdco has one ordinary share issued and outstanding with a nominal value of $1.00.

Prior to the consummation of the Business Combination, FerroAtlántica will pay a dividend to Grupo VM and Grupo VM will use that dividend to make a capital contribution to Holdco. Holdco will issue: (i) 50,000 non-voting redeemable preference shares of £1.00 each to Grupo VM; and (ii) 14 ordinary shares of $1.00 each, in each case to Grupo VM in consideration for an undertaking to pay or cash. Upon consummation of the FerroAtlántica Stock Exchange and immediately prior to the Globe Merger, Holdco will redeem the non-voting redeemable preference shares out of distributable reserves created by the capital contribution made by Grupo VM to Holdco. Holdco will then consolidate, redesignate and vary the rights of the 15 ordinary shares of $1.00 each in issue, such that they become two Holdco Class A Shares with a nominal value of $7.50 per share.

As of the consummation of the Business Combination, there shall be in issue a number of Holdco Shares to be determined in accordance with the Business Combination Agreement. The Holdco Shares shall be denominated in US Dollars with a nominal value of $7.50.

Holdco Ordinary Shares

In accordance with the Holdco Articles, each Holdco Ordinary Share shall be issued with one vote attaching to it for voting purposes. The holders of the Holdco Ordinary Shares shall be entitled to receive notice of, attend, speak and vote at general meetings of Holdco.

Subject to applicable law, Holdco is required to distribute the aggregate net proceeds, if any, received from the R&W Policy to holders of Holdco Ordinary Shares by way of a dividend, net of any applicable taxes.

Holdco Class A Shares

In accordance with the Holdco Articles, each Holdco Class A Share shall be issued with one vote attaching to it for voting purposes. The holders of the Holdco Class A Shares shall be entitled to receive notice of, attend, speak and vote at general meetings of Holdco.

Holders of Holdco Class A Shares shall not receive any dividend in respect of proceeds from the R&W Policy.

Each Holdco Class A Share shall be automatically converted into one Holdco Ordinary Share upon the earlier of: (i) the twentieth Business Day after the expiration of the R&W Policy; and (ii) its transfer to any person or entity which is not (a) Grupo VM, any Grupo VM family member or any affiliate of Grupo VM or a Grupo VM family member; (b) any trust or similar arrangement for the benefit of any of the foregoing persons; (c) any group (within the meaning of Regulation 13D of the Securities Exchange Act 1934) of which any of the foregoing persons is a member; or (d) any person under any of the foregoing persons’ control. In addition, for so long as the Holdco Class A Share structure remains in place, any Holdco Ordinary Share acquired by any of the persons referred to in (a) through (d) above will be automatically converted into one Holdco Class A Share.

As an alternative to the dual-class share structure, after consummation of the Business Combination the Holdco Board may establish, at any time before the first anniversary of the adoption of the Holdco Articles by approval of two-thirds of the entire Holdco Board, and at any time after the first anniversary of the adoption of the Holdco Articles by approval of a majority of the entire Holdco Board, a trust to which it may transfer Holdco’s interest in the R&W Policy in exchange for participation units in such trust, which participation units will be distributed as a dividend on Holdco Ordinary Shares. After such distribution, all Holdco Class A shares will be converted into Holdco Ordinary Shares.

Authority to Allot and Issue Share Capital After Completion of the Business Combination

The Holdco Board will be authorized in the Holdco Articles to allot and issue shares in Holdco, and to grant rights to subscribe for or to convert any security into shares in Holdco up to a maximum aggregate amount representing 50% of the number of shares in the capital of Holdco as at the date the Holdco Articles are adopted and after the completion of the Business Combination. Holdco may not issue or allot Holdco Class A Shares, except if contemplated by an agreement entered into before the adoption of the Holdco Articles or in accordance with the Holdco Articles.

The allotment authorization referred to above will expire five years after the date of the adoption of the Holdco Articles unless previously renewed, varied or revoked by Holdco in general meeting.

Following completion of the Business Combination, the issued share capital shall be an amount determined in accordance with the Business Combination Agreement.

Registered Shares

After the consummation of the Business Combination, the Holdco Ordinary Shares will be listed on NASDAQ in accordance with the relevant procedure.

The Holdco Shares are and will be registered shares rather than bearer shares. This means that legal ownership of the shares will be determined from the register of members held by the company. Under English law, a transfer of legal ownership will only become effective once the transferee has agreed to become a member of the company and their name is entered onto the register of members.

In accordance with the Holdco Articles, the company secretary will prepare a list of members entitled to vote at a general meeting at least ten days before such meeting is held. The list of members will be available for inspection at least ten days before the meeting and for the duration of the meeting.

Preemptive Rights

English law generally provides shareholders with preemptive rights when new shares are issued for cash; however, it is possible for the articles of association, or shareholders in general meeting, to exclude preemptive rights. Such an exclusion of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the exclusion is contained in the articles of association, or from the date of the shareholder resolution, if the exclusion is by shareholder resolution. In either case, this exclusion would need to be renewed by Holdco’s shareholders upon its expiration (i.e., at least every five years). The Holdco Articles will exclude preemptive rights for a period of five years following the date of adoption of the Holdco Articles, which exclusion will need to be renewed upon expiration (i.e., at least every five years) to remain effective, but may be sought more frequently for additional five-year terms (or any shorter period). Pursuant to the Grupo VM Shareholder Agreement, Holdco will provide Grupo VM with certain preemptive rights subject to certain limitations set forth in the Grupo VM Shareholder Agreement.

Reduction of Share Capital

The Holdco Board intends to reduce the share capital of Holdco following consummation of the Business Combination and as such the nominal value of each Holdco Share will be reduced to an amount to be determined, which will not be less than $0.01.

Prior to the consummation of the Business Combination, the sole shareholder of Holdco, Grupo VM, shall pass a special resolution to approve the reduction of capital. The Holdco Board has decided that it was logistically and commercially preferable to obtain this authority from a sole shareholder before the completion of the Business Combination and the listing of Holdco.

It is necessary to apply to the High Court of England and Wales (the “Court”) for an order to confirm the reduction of the share capital. It is intended that this application is made following the payment of the Final Grupo VM Adjustment, if any, under the terms of the Business Combination Agreement, although Globe and Grupo VM may decide to submit such application earlier. It is expected that this payment will be made within the six months after Closing. Once the application is submitted, a Court hearing will be scheduled. At the hearing, the Court may make an order to confirm the reduction of capital under the U.K. Companies Act 2006 and, if an order is granted, the reduction will become effective upon registration of the Court’s order and statement of capital with the Registrar of Companies.

The Holdco Board will keep the shareholders of the Company and the market informed as to the progress of the reduction of capital through the announcements required to be made under local legislation.

Acquisition of Shares/Alteration of Share Capital

Subject to the provisions of the U.K. Companies Act 2006 and pursuant to the Holdco Articles, Holdco may, from time to time:

•	increase its share capital by allotting new shares;

•	consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

•	sub-divide its shares, or any of them, into shares of smaller amount than its existing shares;

•	redeem and/or cancel any of its shares;

•	redenominate its share capital or any class of share capital; and

•	determine that, as between the shares resulting from a sub-division, any of them may have any preference or advantage or different rights as compared with the others.

English law prohibits Holdco from purchasing its own shares unless such purchase has been approved by its shareholders. Shareholders may approve two different types of purchases: “on-market” purchases or “off-market” purchases. “On-market” purchases may only be made on a “recognized investment exchange”, which does not include NASDAQ, which is the only exchange on which the Holdco Ordinary Shares will be traded. In order to purchase its own shares, Holdco must therefore obtain shareholder approval for “off-market purchases”. This requires that Holdco shareholders pass an ordinary resolution approving the terms of the contract pursuant to which the purchase(s) are to be made. Such approval may be for a maximum period of five years.

General Meeting of Shareholders and Voting Rights

Under English law, Holdco is required to hold an annual general meeting of shareholders within six months from the day following the end of its fiscal year. General meetings may be held at a time and place determined by the Holdco Board and, in accordance with the Holdco Articles, the Holdco Board may make arrangements for the simultaneous attendance and participation at satellite meeting places or to use other electronic means to allow persons not together to attend, speak and vote at the meeting.

Under English law, Holdco must convene a general meeting once it has received requests to do so from shareholders representing at least 5% of the paid up share capital of the company as carries voting rights at general meetings.

In accordance with the Holdco Articles, all votes on resolutions at a general meeting shall be decided on a poll. Subject to any rights or restrictions attached to the Holdco Shares, on a vote on a resolution on a poll, every member present in person or by proxy shall have one vote for every share held.

Dividends and Distributions

Subject to the U.K. Companies Act 2006, the Holdco shareholders may declare by ordinary resolution that a dividend be paid to shareholders in accordance with their respective rights and interests in Holdco, provided that the directors have made a recommendation as to its amount. The dividend shall not exceed the amount recommended by the directors. In addition, and subject to the U.K. Companies Act 2006 and the provisions of the Holdco Articles, the Holdco Board may declare that a dividend is payable to the holders of Holdco Shares.

Dividends may only be paid out of distributable reserves, defined as accumulated realized profits not previously utilized by distribution or capitalization less accumulated realized losses to the extent not previously written off in a reduction or reorganization of capital duly made, and not out of share capital, which includes the share premium account. Distributable reserves are determined in accordance with generally accepted accounting principles at the time the relevant accounts are prepared.

The amount of Holdco’s distributable reserves is a cumulative calculation. Holdco may be profitable in a single year but unable to pay a dividend if the profits of that year do not offset all previous year’s accumulated losses.

The shareholders of Holdco may by ordinary resolution on the recommendation of the directors decide that the payment of all or any part of a dividend be satisfied by transferring non-cash assets of equivalent value, including shares or securities in any corporation.

Amendment of Articles of Association, Dissolution and Liquidation

Under English law, the shareholders may amend the articles of association of a public company by special resolution at a general meeting. The meeting must be convened in accordance with the U.K. Companies Act 2006 and the Holdco Articles and the text of any special resolution must be set out in full in the notice convening the relevant meeting.

In the event of the commencement of the liquidation of Holdco, the liquidator may, on obtaining any sanction required by law, including a special resolution of the company, divide among the shareholders the whole or part of the assets of Holdco, whether or not the assets consist of property of the same kind or of different kinds and vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he may with the like sanction determine.

The liquidator may not, however, distribute to a shareholder without his consent an asset to which there is a liability.

On a return of capital on liquidation, any surplus assets shall be distributed to shareholders in accordance with the order of priority set out in the Holdco Articles.

Notices

Following consummation of the Business Combination, an annual general meeting may be called by giving not less than 21 clear days’ notice (i.e., 21 days including weekdays, weekends and holidays but excluding the date on which the notice is given and the date of the meeting itself). All other general meetings may be called by not less than 14 clear days’ notice, unless a shorter notice is agreed to by a majority in number of the shareholders having the right to attend and vote at the meeting, being a majority who together hold not less than 95% in nominal value of the shares given that right. Subject to the provisions of the U.K. Companies Act 2006, Holdco will be required to give at least seven clear days’ notice for any meeting adjourned for 30 days or more or for an indefinite period.

The notice of a general meeting will be given to shareholders as of the record date for a given meeting, to the Holdco Board, to the beneficial owners nominated to enjoy information rights under the U.K. Companies Act 2006, and to the auditors.

Ownership and Voting Limits

No voting limit applies to the ownership of Holdco Shares. As described above, the Holdco Shares are held in registered form and legal ownership is determined from the register of members held by the company.

Listing

The Holdco Ordinary Shares are expected to be listed on NASDAQ under the ticker symbol “GSM”.

Periodic Reporting under U.S. Securities Law

Under the Exchange Act, Holdco will be required to publicly file with the SEC an annual report on Form 20-F within four months of the end of the fiscal year covered by the report. Holdco will also be required to publicly file with the SEC current reports on Form 6-K promptly after the occurrence of specified significant events.

NASDAQ Rules

For so long as its shares will be listed on NASDAQ, Holdco will be required to meet certain requirements relating to ongoing communication and disclosure to Holdco shareholders, including a requirement to make any annual report filed with the SEC available on or through Holdco’s website and to comply with the “prompt disclosure” requirement of NASDAQ with respect to earnings and dividend announcements, combination transactions, stock splits, major management changes and any substantive items of an unusual or non-recurrent nature. Issuers listing shares on NASDAQ must also meet certain corporate governance standards, such as those relating to annual meetings, board independence, the formation and composition of nominating/corporate governance, compensation and audit committees, and approval by Holdco shareholders of certain transactions.

Obligation of Shareholders and Other Persons to Disclose Holdings

United Kingdom

Section 793 of the U.K. Companies Act 2006 gives Holdco the power to require persons whom it knows have, or whom it has reasonable cause to believe have, or within the past three years have had, any ownership interest in any Holdco Shares to disclose specified information regarding those shares. Failure to provide the information requested within the prescribed period (or knowingly or recklessly providing false information) after the date the notice is sent can result in criminal or civil sanctions being imposed against the person in default.

Under the Holdco Articles, if any shareholder, or any other person appearing to be interested in Holdco Shares held by such shareholder, fails to give Holdco the information required by a Section 793 notice, then the Holdco Board may withdraw voting and certain other rights, place restrictions on the rights to receive dividends and transfer such shares (which includes any shares allotted or issued after the date of the Section  793 notice in respect of those shares).

Takeover Provisions

An English public limited company is potentially subject to the U.K. City Code on takeovers and mergers (the “Takeover Code”). It is not expected that Holdco will be subject to the Takeover Code based on the facts anticipated immediately following the consummation of the Business Combination.

It is possible that, in the future, circumstances could change that may cause the Takeover Code to apply to Holdco. It should be noted that if Holdco becomes subject to the Takeover Code, the ability of the directors of Holdco to engage in defensive measures to seek to frustrate bids will, in addition to being subject to the directors’ statutory and fiduciary duties, be subject to the provisions of the Takeover Code.

COMPARISON OF SHAREHOLDER RIGHTS BEFORE AND AFTER THE BUSINESS COMBINATION

This section of the proxy statement/prospectus describes the material differences between the rights of holders of Holdco Ordinary Shares, Holdco Class A Shares and Globe Shares with respect to those shares. The differences between the rights of these respective holders result from the differences among English and Delaware law, and the respective governing documents of Holdco and Globe. The rights of holders of Holdco Ordinary Shares and Holdco Class A Shares are identical in all respects except for with respect to conversion and receipt of any proceeds of the R&W Policy.

This section does not include a complete description of all differences between the rights of holders of Holdco Ordinary Shares, Holdco Class A Shares and Globe Shares, nor does it include a complete description of the specific rights of these respective holders. Furthermore, the identification of some of the differences in the rights of these holders as material is not intended to indicate that other differences do not exist.

You are urged to read carefully the relevant provisions of the U.K. Companies Act 2006, and the governing documents of Holdco and Globe. A copy of the form of Holdco Articles, which will be the articles of association for Holdco following completion of the Business Combination, is included as Annex F to this proxy statement/prospectus. The certificate of incorporation and by-laws of Globe are filed as exhibits to the reports of Globe incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information”, beginning on page 255 of this proxy statement/prospectus.

Globe	Holdco

Corporate Governance

The Globe Board, which is elected by Globe Shareholders, manages the business of Globe and is empowered to exercise all such powers and do all such acts that may be exercised or done by Globe, except as provided by law, the Amended and Restated Certificate of Incorporation of Globe (the “Globe Charter”), or the Amended and Restated By-Laws of Globe, as amended (the “Globe By-Laws”).	The corporate bodies of Holdco are the general meeting and the board of directors. The directors are responsible for the management of Holdco’s business, for which purpose they may exercise all the powers of Holdco whether relating to the management of the business or not.

Authorized Capital/Outstanding Stock

Globe has an authorized share capital of 151,000,000 shares, of which 150,000,000 shares are Common Stock with a par value of $0.0001 per share, and 1,000,000 shares are Preferred Stock with a par value of $0.0001 per share.	At completion of the Business Combination, the Holdco share capital will be an amount to be determined in accordance with the Business Combination Agreement, each Holdco Share having a nominal value of $7.50 each.

Globe Shares are listed on the NASDAQ Global Market.	The Holdco Ordinary Shares will be listed on NASDAQ following consummation of the Business Combination.

The Globe Board has the authority to issue shares of Common Stock, in any manner permitted by the Globe Charter and the DGCL. The Globe Board also has the authority to issue shares of Preferred Stock, in one or more series, in any manner permitted by the Globe Charter and the DGCL. The holders of the Globe Shares collectively possess all voting power and each share of Common Stock has one vote.	The Holdco Board has the authority to allot and issue shares in Holdco, and to grant rights to subscribe for or to convert any security into shares in Holdco, up to a maximum aggregate amount representing 50% of the number of shares in the capital of Holdco as at the date the Holdco Articles are adopted and after the completion of the Business Combination. The allotment authorization referred to above will expire five years after the date of the adoption of the Holdco Articles unless previously renewed, modified or revoked by Holdco at a general meeting.

Holdco may not issue or allot Holdco Class A Shares, except if contemplated by an agreement entered into before the adoption of the Holdco Articles or in accordance with the Holdco Articles.

The holders of Holdco Shares collectively possess all voting power and each Holdco Share has one vote.

Board Committees

Under the DGCL and the Globe By-Laws, the Globe Board may designate from among its members an Executive Committee and other committees. To the extent permitted by law, the Executive Committee will have all the authority of the Globe Board, except as the Globe Board otherwise provides, and the other committees will have such authority as the Globe Board grants them.	Under English law, and the Holdco Articles, the directors may delegate any of the powers, authorities and discretions which are conferred on them under the articles to a person or committee as they see fit.

Each committee shall keep regular minutes of its proceedings and report to the Globe Board. Unless the Globe Board provides otherwise, a majority of the members of any committee may determine its actions and the procedures to be followed at its meetings, and may fix the time and place of its meetings.	Under the Holdco Articles, committees to which the directors delegate any of their powers must follow procedures which are based as far as they are applicable on those provisions of the Holdco Articles which govern the taking of decisions by directors.

All committees must comply with the applicable rules of NASDAQ.	All committees must comply with the applicable rules of NASDAQ.

Globe currently has an Audit Committee, a Compensation Committee, and a Nominating Committee.	At completion of the Business Combination, Holdco expects to have, at a minimum, an Audit Committee, Compensation Committee, Nominating and Governance Committee and the BCA Special Committee.

Conversion Rights

The holders of Common Stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights.

Each Holdco Class A Share shall be automatically converted into one Holdco Ordinary Share upon the earlier of: the expiration of the Preferred Dividend Term (as defined in the Holdco Articles); and a transfer in accordance with Article 4.12(b) of the Holdco Articles.

For so long as the Holdco Class A Share structure remains in place, any Holdco Ordinary Share acquired by any person or entity which is, broadly, (a) Grupo VM, any Grupo VM family member or any affiliate of Grupo VM or a Grupo VM family member; (b) any trust or similar arrangement for the benefit of any of the foregoing persons; (c) any group

(within the meaning of Regulation 13D of the Securities Exchange Act 1934) of which any of the foregoing persons is a member; or (d) any person under any of the foregoing persons’ control, will be automatically converted into one Holdco Class A Share.

The Holdco Board has the authority to establish a trust to which it may transfer Holdco’s interest in the R&W Policy in exchange for participation units in such trust. If the Holdco Board elects to establish such a trust, the participation units would, subject to applicable law, be distributed as a dividend on Holdco Ordinary Shares in accordance with the Holdco Articles.

Voting

The DGCL requires voting by separate class or series only with respect to amendments to the certificate of incorporation that alter or change the powers, preferences, or special rights of the shares of such class or series so as to affect them adversely or that increase or decrease the aggregate number of authorized shares or the par value of the shares of any such classes, and as otherwise provided in the certificate of incorporation.	Any vote put to a vote at a general meeting shall be decided on a poll.

Except as otherwise provided in the Globe Charter, each Globe Shareholder is entitled to one vote for each share of stock entitled to vote standing in his name on the books of the Corporation. Globe Shareholders do not have the right of cumulative voting.	On a poll taken at a meeting, every qualifying shareholder present and entitled to vote on the resolution has one vote for every Holdco Ordinary Share of which he or she is the holder, or one vote for every Holdco Class A Share of which he or she is the holder, as applicable.

Under the Globe Charter, the Globe Board has the authority to assign any series of preferred Stock it issues such voting powers as permitted by the DGCL. Globe does not have any shares of preferred stock issued or outstanding.	An “ordinary resolution” requires, on a poll, the affirmative vote of members representing a simple majority of the total voting rights of those who, being entitled to do so, vote, either in person or by proxy.

Under the Globe By-Laws, all director elections will be determined by a plurality of the votes cast. Except as otherwise provided by law or the Globe Charter or the Globe By-Laws, any other matter will be determined by the vote of a majority of the Shares which are voted with regard to it.	A “special resolution” requires, on a poll, the affirmative vote of members representing at least 75% of the total voting rights of those who, being entitled to do so, vote, either in person or by proxy.

The U.K. Companies Act 2006 requires that a number of matters are approved by way of special resolution, including (amongst other things) an amendment to the company’s articles of association, change of name (which also provides other means as the articles may allow), and re-registration as a public or private company. Pursuant to the Holdco Articles, Holdco may change its name with the approval of a simple majority of the Holdco board.

Under the U.K. Companies Act 2006 a scheme of arrangement between a company and its members or creditors (or any class of them) in order to effect a solvent reorganization of a company or group structure, including by merger and demerger, as well as to effect insolvent restructurings such as by a debt for equity swap requires approval by at least 75% in value of each class of the members or creditors who vote on the scheme, being also at least a majority in number of each class. The scheme of arrangement would also need the sanction of the court.

The Holdco Articles require that any variation of special rights attaching to any shares in the capital of Holdco may either while Holdco is a going concern or during or in contemplation of a winding up (unless otherwise provided by the terms of issue of the shares of that class) be varied or abrogated, either: (1) with the consent in writing of those entitled to attend and vote at general meetings of Holdco representing 75% of the aggregate voting rights attaching to the Holdco Shares which may be exercised at such meetings; or (2) with the sanction of 75% of the aggregate votes attaching to Holdco Shares cast on a special resolution proposed at a separate general meeting of all those entitled to attend and vote at general meetings of Holdco.

No shareholder has the right of cumulative voting.

Holdco has not issued any shares which carry preferred rights of voting.

Proxies

Under the DGCL and the Globe By-Laws, Globe Shareholders with the right to vote at a meeting may vote in person or by proxy.	Under the Holdco Articles, a shareholder may vote either in person or by proxy.

On a poll taken at a meeting, a proxy will be entitled to one vote for every Holdco Ordinary Share for which such person is acting as proxy and one vote for every Holdco Class A Share for which such person is acting as proxy.

Under English law, there is no regulatory regime for the solicitation of proxies.

Dividends

Under the DGCL, a corporation may generally declare and pay a dividend out of its surplus, which consists of the excess of a corporation’s net assets (i.e., its total assets minus its total liabilities) over its capital (i.e., the aggregate par value of issued shares or a greater amount as determined by a resolution of the board of directors). If there is no such surplus, a Delaware corporation may also declare and pay a dividend out of net profits for the fiscal year in	Under English law, Holdco may only pay dividends out of profits available for that purpose, as stated on its accounts that are deemed as relevant accounts pursuant to the U.K. Companies Act 2006. A company’s profits available for distribution are its accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made.

which the dividend is declared and/or the preceding fiscal year. However, a distribution out of net profits is not permitted if a corporation’s capital is less than the aggregate amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, until the deficiency has been repaired.

Subject to preferences that may be applicable to any outstanding shares of Preferred Stock and the provisions of Article EIGHTH, Section D of the Globe Charter, holders of Globe Shares are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Globe Board out of funds legally available for dividend payments.	The Holdco Articles permit the shareholders, by passing an ordinary resolution, to declare dividends. A declaration must not be made unless the directors have first made a recommendation as to the amount of the dividend. The dividend must not exceed that amount.

Subject to applicable law, Holdco is required to distribute any proceeds received from the representations and warranties insurance policy, defined as the “R&W Policy” in the Holdco Articles, to holders of Holdco Ordinary Shares by way of a dividend, net of any applicable taxes. Holders of Holdco Class A Shares shall not receive any dividend in respect of proceeds from the R&W policy.

In addition, the directors may decide to pay interim dividends. Any dividends unclaimed may be invested or otherwise made use of by the directors for the benefit of Holdco until claimed. The entitlement to a dividend lapses if unclaimed for 12 years.

Holdco may only make a distribution if the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves, and if, and to the extent that, the distribution does not reduce the amount of those assets to less than that aggregate.

Purchase of Shares

Under the DGCL, a corporation may generally redeem or repurchase its shares out of its surplus, which consists of the excess of a corporation’s net assets (i.e., its total assets minus its total liabilities) over its capital. If there is no such surplus, a Delaware corporation may also redeem or repurchase out of capital any of its own shares which are entitled to a preference over another class of shares of stock in the event of a distributions of assets (whether by dividend or liquidation), or, if there is no stock outstanding entitled to such a preference, any of its own shares, in either case if such shares will be retired upon their acquisition and the capital of the corporation reduced in accordance with the DGCL.	English law prohibits Holdco from purchasing its own shares unless such purchase has been approved by its shareholders. Shareholders may approve two different types of such share purchases; “on-market” purchases or “off-market” purchases. “On-market” purchases may only be made on a “recognized investment exchange,” which does not include NASDAQ, which is the only exchange on which Holdco’s shares will be traded. In order to purchase its own shares, Holdco must therefore obtain shareholder approval for “off-market purchases.” This requires that Holdco shareholders pass an ordinary resolution approving the terms of the contract pursuant to which the purchase(s) are to be made. Such approval may be for a maximum period of up to five years.

Under the DGCL, a corporation may not purchase any of its shares which are redeemable at the option of the corporation for more than the price at which they may be redeemed.

Prior to the Effective Time, an ordinary resolution will be passed by Grupo VM, as the current sole shareholder of Holdco, to approve certain buyback contracts pursuant to which Holdco will be able to make “off-market” purchases from selected investment banks. This resolution may be renewed prior to its expiration (i.e., within five years), and renewal of such authorization may be sought at least once every five years, and possibly more frequently.

Except in the case of an employee share scheme, Holdco is only permitted to purchase its own shares if they are fully paid, and must pay for them in full when purchasing them.

Holdco may only purchase its own shares out of distributable profits of the company, or the proceeds of a fresh issue of shares made for the purposes of financing the purchase. Any premium payable on the purchase of its own shares must be paid out of distributable profits of the company, unless the shares being purchased were issued at a premium, in which case any premium payable on their purchase by the company may be paid out of the proceeds of a fresh issue of shares made for the purpose of financing the purchase, up to an amount equal to: (a) the aggregate of the premiums received by the company on the issue of the shares purchased, or (b) the current amount of the company’s share premium account (including any sum transferred to that account in respect of premiums on the new shares), whichever is less.

Holdco may at any time dispose of treasury shares for cash consideration, or transfer them for the purposes of or pursuant to an employees’ share scheme.

Under English law, on a winding up, following the satisfaction of the claims of all other creditors, holders of Holdco Shares are entitled to share in any surplus assets of Holdco available for distribution pro rata to their shareholding.

Approval of Financial Statements

Delaware law does not require shareholder approval of a corporation’s financial statements.	Under English law, the annual accounts, which in the case of a listed company include a directors’ report, a strategic report, a directors’ remuneration report and an auditors’ report, must be approved by the board of directors in accordance with their normal rules on decision making. The accounts must be signed off by the auditors, approved by the board and signed by a director on behalf of the board and filed with the Registrar of Companies of England and Wales.

The directors of Holdco must lay the annual accounts before a general meeting. At the general meeting, there must be proposed an ordinary resolution to approve the directors’ remuneration report.

At least every three years, the directors are required to submit to the shareholders for their approval, a directors’ remuneration policy, which will bind directors’ remuneration until the next policy approval.

Appraisal/Dissenters’ Rights

Under Delaware law, when a corporation participates in certain mergers or consolidations, a shareholder of the corporation, may, in various circumstances, be entitled to the right of appraisal, by which the shareholder, after properly exercising such appraisal rights, will be entitled to receive in cash the fair market value of the shares held by such shareholder as determined by the Delaware Court of Chancery, in lieu of the consideration that would otherwise be received as a result of the merger.	There is no mandatory provision in English law for appraisal rights. Such rights could, in theory, be provided for in the articles of association or in a shareholders’ agreement. The Holdco Articles do not provide for appraisal/dissenters’ rights.

Under the DGCL, appraisal is not available with respect to shares that are listed on a national securities exchange or that are held by more than 2,000 shareholders of record. However, this “market out” exception to appraisal does not apply if the holders of such shares are required by the terms of the merger to accept for such shares anything other than shares of the surviving corporation, shares of any other corporation that would satisfy the exception’s listing or liquidity standards, cash in lieu of fractional shares or any combination of the preceding forms of consideration.	However, English law provides dissenter’s rights which permit a shareholder to object to a Court in the context of the compulsory acquisition of minority shares.

Preemptive Rights

Under the DGCL, shareholders have preemptive rights to acquire newly issued capital stock of a corporation only if such right is set forth in the corporation’s certificate of incorporation.	Under the U.K. Companies Act 2006, the issuance of equity securities (except shares held under an employees’ share scheme) that are to be paid for wholly in cash must be offered first to the existing holders of equity securities in proportion to the respective nominal amounts (i.e., par values) of their holdings on the same or more favorable terms, unless a special resolution (i.e., a resolution approved by the holders of at least 75% of the aggregate voting power of the outstanding Holdco Shares that, being entitled to vote, vote on the resolution) to the contrary has been passed or the articles of association otherwise provide an exclusion from this requirement (which exclusion can be for a maximum of five years after which shareholders’ approval would be required to renew the exclusion). In this context, equity securities generally means shares other than shares which, with respect to dividends or capital, carry a right to participate only up to a specified amount in a distribution, which, in relation to Holdco, will include the Holdco Shares, and all rights to subscribe for or convert securities into such shares.

No issued and outstanding Globe Shares are subject to preemptive rights under the Globe Charter, the Globe By-Laws, or any agreement or document to which Globe is a party or by which it is bound.	A provision in the Holdco Articles will authorize the directors, for a period up to five years from the date of the authorization, to exclude preemptive rights in respect of share issuances. Such authorization will continue for five years and renewal of such authorization is expected to be sought at least once every five years, and possibly more frequently.

Amendments to Articles of Association or Articles of Incorporation

Under the DGCL, the board of directors is required to approve any amendments to a corporation’s certificate of incorporation and, with limited exceptions, must submit the amendments to shareholders for adoption.	Under English law, the shareholders may amend any provision of the articles of association of a public limited company, other than “entrenched provisions”, by special resolution at a general meeting. The full text of the special resolution must be included in the notice of the meeting.

Under the DGCL, an amendment to the certificate of incorporation that has been approved by the board of directors must generally be adopted by holders of a majority of the shares of outstanding stock entitled to vote thereon.	An “entrenched provision” of the articles of association is a provision that may be amended or repealed only if certain conditions are complied with. These conditions are more restrictive than those applied to a special resolution (e.g., a higher majority than the threshold for a special resolution, being 75%). Entrenchment does not prevent alteration to the articles by unanimous consent of the shareholders.

The Globe Charter may be amended in accordance with the DGCL.	The Holdco Articles contain an entrenched provision, whereby the unanimous approval of the members at a general meeting is required to remove, vary or amend article 19.16 in Holdco’s Articles. Article 19.16 states that any resolution put to a vote at a general meeting shall be decided on a poll.

Number of Directors

The Globe By-Laws give the Globe Board the power to choose the number of directors from time to time, so long as the number is not less than one nor more than nine.	Under English law, there must be at least two directors, at least one of whom is a natural person.

Unless and until otherwise decided by the Holdco Board the number of directors will be nine provided, however, that prior to the Sunset Date (as defined in the Holdco Articles), a change in the size of the Holdco Board shall require the vote of two-thirds of the entire Holdco Board. A majority of the directors need to be present for a board meeting to be quorate.

Election of Directors

The Globe By-Laws provide that the Globe Directors are elected at the annual meeting of Globe Shareholders. Except as otherwise provided by law, the Globe Charter or the Globe By-Laws, each Globe Director will serve until the next succeeding annual meeting of Shareholders and until his or her successor is elected and qualified.	Directors are appointed by one of the following methods: (1) by ordinary resolution of the shareholders (2) at a general meeting called in order to appoint directors where there are fewer than two directors of Holdco; or (3) by a decision of the directors.

The election of Globe Directors at the annual meeting of Globe Shareholders is determined by a plurality of the votes cast.	Only persons who have been recommended by the directors or proposed by a shareholder may be appointed director. Directors that are proposed to be elected at a shareholder meeting must be elected individually pursuant to separate proposals at the meeting; more than one director cannot be elected under the same shareholder proposal.

English law permits a company to provide for terms of different lengths for its directors.

Under English law, any agreement under which a director agrees to perform services (as a director or otherwise) for a company or its subsidiaries is defined as a service agreement. Service agreements with a guaranteed term of more than two years require prior approval at a general meeting.

Directors can be removed from office at any time by ordinary resolution, at a general meeting, provided that 28 clear days’ notice of the resolution is given to Holdco. Directors removed without cause before the end of their term may be able to claim damages resulting from their removal from office.

A director has the right to make reasonable written representations which the company must circulate to shareholders, as to why he or she should not be removed. The director also has the right to speak at the general meeting.

Vacancies on the Board of Directors

Under the Globe By-Laws and the DGCL, newly created positions on the Globe Board resulting from an increase in the number of Directors and vacancies occurring in the Globe Board may be filled by a vote of the majority of the Globe Directors then in office, even if less than a quorum exists, or by a sole remaining director. A director elected to fill a vacancy shall serve until the next succeeding annual meeting of Shareholders and until his or her successor is elected and qualified.	Vacancies may be filled by the directors of Holdco or may be filled by shareholders at a general meeting convened by Holdco for such purpose.

Any or all of the Directors may be removed for cause or without cause by vote of the holders of a majority of the outstanding shares.	Any or all of the Directors may be removed for cause or without cause by vote of the holders of a majority of the outstanding shares.

Grupo VM may also cause a Director to resign, in accordance with the Grupo VM Shareholder Agreement, upon any reduction in the number of Grupo VM designees to which Grupo VM is entitled.

Action by Written Consent

Under the DGCL, shareholders are permitted to take action without a meeting by written consent unless otherwise provided in the certificate of incorporation. The Globe Charter does not contain any restrictions on the ability of Globe Shareholders to take action without a meeting by written consent.	Under English law, except for the purposes of approval of a variation of rights attaching to special classes of shares, the members of a public company cannot decide upon, or take any action, by written consent. All decisions must be taken at the general meeting.

Any action of the Globe Board may be taken without a meeting if written consent to the action signed by all members of the Globe Board is filed with the minutes of the Globe Board.	Any action of the Holdco Board may be taken without a meeting if a resolution in writing is agreed by all the Directors entitled to receive notice of a meeting of the Holdco Board and whose vote would have been counted on the resolution at a meeting of the Holdco Board (if that number is sufficient to constitute a quorum). Such a resolution in writing shall be as valid and effectual as if it had been passed at a meeting of the Holdco Board.

Annual Shareholders Meetings

Under the Globe By-Laws, annual meetings of the Globe Shareholders shall be held on April 1st of each year, or if that day is a legal holiday, on the next following Business Day, or at such other date and time as may be fixed by the Globe Board. At each annual meeting the Shareholders shall elect Directors and transact such other business as may properly be brought before the meeting.	Under English law, Holdco is required to hold an annual general meeting of shareholders within six months from the day following the end of its fiscal year.

Written notice of each annual meeting of Globe Shareholders, stating the place, date and time of the meeting and those matters that the Globe Board, at the time of giving notice, intends to present for action by the Globe Shareholders, must be given to Globe Shareholders. The written notice must be given personally or by first-class mail. If mailed, notice will be deemed given when deposited in the United States mail, postage prepaid, directed to the Globe Shareholder at his or her address as it appears on Globe’s records. The written notice must be given in this manner not less than 10 days nor more than 60 days before the date of the meeting to each Shareholder entitled to vote at the meeting. If directors are to be elected, the notice shall include the names of all nominees whom the Globe Board intends, at the time of notice, to present for election.

Holdco must hold annual general meetings in accordance with English law.

Notice of an annual general meeting shall be given to all Holdco shareholders, Directors and auditors at least 21 clear days prior to the date of the meeting.

Notice of each annual general meeting of Holdco shareholders shall state: (i) that the meeting is an annual general meeting; (ii) the place, date and time of the meeting; (iii) the general business of the meeting to be transacted; and (iv) in the case of a meeting to pass a special resolution, the intention to propose the resolution as a special resolution.

Advance Notice Requirements for Shareholder Nominations and Other Proposals

Neither the Globe Charter nor the Globe By-Laws contain advance notice procedures. However, the Globe Nominating Committee considers Globe Shareholder recommendations for candidates to serve on the Globe Board. Pursuant to procedures set forth in Globe’s Corporate Governance Guidelines, shareholders entitled to vote for the election of Directors may recommend candidates to serve on the Globe Board by following the procedures set forth in the proxy statement filed by Globe with respect to its most recent annual meeting

Pursuant to English law, Holdco shareholders may request shareholder resolutions and director nominations to be voted upon at a general meeting. Under the Holdco Articles, such a request must be delivered in writing to the secretary at Holdco’s registered office not earlier than the close of business on the 120th calendar day nor later than the close of business on the 90th calendar day prior to the anniversary of the previous year’s annual general meeting. If the annual general meeting has been moved more than 30 calendar days prior to or 60 calendar days after the anniversary of the previous year’s annual general meeting, then the request must be delivered not earlier than the close of business on the 120th calendar day prior to such annual general meeting and no later than the close of business on the later of either (i) the 90th calendar day prior to such annual general meeting and (ii) the 10th calendar day after the day on which Holdco first publicly announces the annual general meeting.

Prior to the third anniversary of the adoption of the Holdco Articles, if Mr. Kestenbaum is not serving as Executive Chairman of Holdco, Grupo VM and/or the Globe independent directors may submit the names of one or more person(s) to the Nominating and Corporate Governance Committee for consideration to be appointed as a director of Holdco and act as the Executive Chairman.

Candidates for Director who are properly recommended by the Shareholders will be evaluated in the same manner as any other candidate for Director. The Nominating Committee may require the candidate to furnish other information as the Committee may reasonably request to assist the Committee in determining the eligibility of the candidate to serve as a member of the Board.	The Nominating and Corporate Governance Committee shall consider whether any Director nominees nominated as independent directors, or as a Grupo VM director who is required to qualify as “independent” under the applicable rules of NASDAQ: (i) is qualified to serve as a Director under applicable rules and policies of the company; (ii) has demonstrated good judgment, character and integrity in his or her personal and professional dealings; and (iii) has relevant financial management and/or global business experience.

Holdco shareholders may require the company to circulate to any members entitled to receive notice of a general meeting, a statement of not more than 1000 words in relation to a proposed resolution or any other business to be dealt with at a general meeting. Holdco is required to circulate the statement once it has received requests to do so from members representing at least 5% of the total voting rights of all the members who have a relevant right to vote, or from 100 members who have the right to vote on the resolution and hold, on average per member, at least £100 (or equivalent in any other currency) of the paid up share capital of Holdco.

Notice of Shareholder Meeting: Record Date

Under the Globe By-Laws, the Globe Board may fix a date as the record date for determination of the Shareholders entitled to notice of or to vote at any meeting of Shareholders, or to express consent to, or dissent from, any proposal without a meeting, or to receive payment of any dividend or allotment of any rights, or to take or be the subject of any other action. The record date must be not less than 10 nor more than 60 days before the date of the meeting, nor	Under English law and the Holdco Articles, an annual general meeting must be called by not less than 21 clear days’ notice (i.e., excluding the date of receipt or deemed receipt of the notice and the date of the meeting itself). All other general meetings must be called by not less than 14 clear days’ notice, unless a shorter notice is agreed to by a majority in number of the shareholders having the right to attend and vote at the meeting, being a majority who together hold not less than 95% in nominal value of the

more than 60 days prior to the proposed action. If no record date is fixed, the record date will be as provided by law. A determination of Globe Shareholders entitled to notice of or to vote at any meeting of Shareholders which has been made as provided in the Globe By-Laws will apply to any adjournment of the meeting, unless the Board of Directors fixes a new record date for the adjourned meeting.	shares given that right. At least seven clear days’ notice is required for any meeting adjourned for 28 days or more or for an indefinite period.

Globe shall for all purposes be entitled to treat a person registered on its books as the owner of those shares, with the exclusive right, among other things, to receive dividends and to vote with regard to those shares, and Globe will not be bound to recognize any equitable or other claim to or interest in shares of its stock on the part of any other person, whether or not Globe has notice of the claim or interest of the other person, except as otherwise provided by the DGCL.	The notice of a general meeting must be given to the shareholders (other than any who, under the provisions of the Holdco Articles or the terms of allotment or issue of shares, are not entitled to receive notice), to the Holdco Board, to the beneficial owners nominated to enjoy information rights under the U.K. Companies Act 2006, and to the auditors. Under English law the notice of a general meeting must specify a time by which a person must be entered on the register in order to have the right to attend or vote at the meeting. Changes to entries on the register after the time specified in the notice will be disregarded in deciding the rights of any person to attend or vote. The Holdco Articles specify that the relevant time must not be more than 48 hours, excluding any part of a day that is not a working day, before the time fixed for the meeting.

The Holdco Articles provide that the directors may decide that persons entitled to receive notices of a general meeting are those on the register at the close of business on a day the directors decide.

Special Meeting of Shareholders

Under the Globe By-Laws, special meetings of Globe Shareholders may be called at any time for any purpose by the Globe Board or by the Chief Executive Officer, and shall be called by the Chief Executive Officer, President, or Secretary upon written request of the majority of Directors or holders of at least 10% of all outstanding Shares entitled to vote on the action proposed to be taken. Such written request must state the date, time, place and purpose or purposes of the proposed meeting. A special meeting of Shareholders called by the Globe Board or the President, other than one required to be called by reason of a written request of Shareholders, may be cancelled by the Globe Board at any time not less than 24 hours before the scheduled commencement of the meeting.	The directors may call a general meeting whenever they see fit.

Written notice of a special meeting of Globe Shareholders, stating the place, date and time of the meeting and the general nature of the business to be	The directors are required to call a general meeting if requested by shareholders representing at least 5% of the paid-up capital of Holdco as carries the right of voting at transacted, must be given in to Globe Shareholders. The written notice must be given personally or by first-class mail. If mailed, notice will be deemed given when deposited in the United States mail, postage prepaid, directed to the Shareholder at his address as it appears on the records of Shareholders. The written notice must be given in this manner not less than 10 days nor more than 60 days before the date of the meeting to each Shareholder entitled to vote at the meeting. If Directors are to be elected, the notice shall include the names of all nominees whom the Board intends, at the time of notice, to present for election.

general meetings (excluding any paid-up capital held as treasury shares). Such meeting must be called within 21 days from the date on which the directors become subject to the requirement, and held on a date not more than 28 days after the date of the notice calling the meeting.

The meeting may only deal with the business stated in the request by shareholders, or as proposed by the directors.

If the directors fail to call the general meeting requested by the shareholders, the shareholders who requested the meeting, or any of them representing more than one half of the total voting rights of all of them, may themselves call a general meeting. Such meeting must be called for a date not more than three months after the date on which the directors become subject to the requirement to call a meeting. Any reasonable expenses incurred by the shareholders requesting the meeting by reason of the failure of the directors duly to call a meeting must be reimbursed by the company.

If for any reason it is impracticable to call the meeting or to conduct the meeting in the manner prescribed by the company’s articles or the U.K. Companies Act 2006, a court may order a meeting to be called, held and conducted as it sees fit.

Quorum

The Globe By-Laws state that the presence in person or by proxy of holders of a majority of the shares entitled to vote at a meeting of Shareholders will be necessary, and will constitute a quorum, for the transaction of business at such meeting. If a quorum is not present, the holders of a majority of the Globe Shares entitled to vote at the meeting who are present in person or by proxy may adjourn the meeting from time to time until a quorum is present. Under the DGCL, an adjourned meeting may be held later without notice other than announcement at the meeting, unless the adjournment is for more than thirty days or a new record date is fixed for the adjourned meeting, in which case notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the adjourned meeting.	Subject to the U.K. Companies Act 2006, the necessary quorum for a general shareholder meeting is the shareholders who together represent at least a majority of the voting rights of all the shareholders entitled to vote at the meeting, present in person or by proxy, save that if Holdco only has one shareholder entitled to attend and vote at the general meeting, one shareholder present in person or by proxy at the meeting and entitled to vote is a quorum. Under English law, the quorum for a meeting to vary class rights is met if two persons are in attendance holding at least one third of the nominal value of the issued shares (excluding treasury shares). For an adjourned meeting, the quorum required is one person holding shares of the class in question. Under article 6.2(a) of the Holdco Articles, a quorum for the purpose of varying the rights of shares, and at an adjourned meeting for this purpose, is at least two persons who own at least a majority in nominal value of the issued shares of that class (excluding treasury shares).

At an adjourned meeting the quorum is the members who together represent at least a majority of the voting rights of all the shareholders entitled to vote at the meeting, present in person or by proxy. If a quorum is not present within half an hour after the time appointed for holding the meeting (or any longer period not exceeding one hour which the chairman of the meeting can decide), or if during a meeting a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved, and in any other case shall stand adjourned to such date, time and place as the chairman of the meeting may, subject to the provisions of the U.K. Companies Act 2006, determine. If at the adjourned meeting a quorum is not present within 15 minutes after the time appointed for holding the meeting, the meeting shall be dissolved.

Limitation of Personal Liability of Directors

The DGCL authorizes corporations to limit or eliminate, subject to certain exceptions, the personal liability of directors to corporations and their shareholders for monetary damages for breach of their fiduciary duties.	Under English law, any provision that purports to exempt a director of a company (to any extent) from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void.

Under the Globe Charter, a Globe Director shall not be personally liable to Globe or the Globe Shareholders for monetary damages for any breach of fiduciary duty by such Director as a Director, except for liability (i) for any breach of the Director’s duty of loyalty to Globe or its Shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under § 174 of the DGCL (for unlawful dividends or stock repurchases), or (iv) for any transaction from which the Director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a Globe Director shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any repeal or modification of this standard by the Shareholders of Globe shall not adversely affect any right or protection of a Globe Director with respect to events occurring prior to the time of such repeal or modification.	Shareholders can ratify by ordinary resolution a director’s conduct amounting to negligence, default, breach of duty or breach of trust in relation to Holdco.

Globe has obtained director and officer liability insurance to cover liabilities the same may incur in connection with their services to Globe, including matters arising under the Securities Act of 1933.	Although directors are not generally jointly and severally liable, joint and several liability may arise at common law where more than one director is involved in the same breach of duty.

Indemnification of Directors and Officers

Under the Globe Charter, Globe, to the fullest extent permitted by the DGCL, shall indemnify all persons whom it may indemnify pursuant thereto. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification will be paid by Globe in advance of the final disposition of such action, if the director or officer agrees to repay the amount so advanced if it is ultimately determined that he or she is not entitled to be indemnified.	Subject to certain exceptions, English law does not permit Holdco to indemnify a director against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to Holdco. The exceptions allow Holdco to: (1) purchase and maintain director and officer insurance insuring its directors or the directors of an “associated company” (i.e., a company that is a parent, subsidiary or sister company of Holdco) against any liability attaching in connection with any negligence, default, breach of duty or breach of trust owed to the company of which he is a director; (2) provide a qualifying third party indemnity provision which permits Holdco to indemnify its directors and directors of an associated company in respect of proceedings brought by third parties (covering both legal costs and the amount of any adverse judgment), except for (i) the legal costs of an unsuccessful defense of criminal proceedings or civil proceedings brought by the company or an associated company, or the legal costs incurred in connection with certain specified applications by the director for relief where the court refuses to grant the relief (ii) fines imposed in criminal proceedings, and (iii) penalties imposed by regulatory bodies; (3) loan funds to a director to meet expenditure incurred defending civil and criminal proceedings against him or her (even if the action is brought by the company itself), or expenditure incurred applying for certain specified relief, subject to the requirement that the loan must be on terms that it is repaid if the defense or application for relief is unsuccessful; and (4) provide a qualifying pension scheme indemnity provision, which allows the company to indemnify a director of a company that is a trustee of an occupational pension scheme against liability incurred in connection with such director’s activities as a trustee of the scheme (subject to certain exceptions).

Under the Globe By-Laws, Globe shall indemnify any person who was, is, or is threatened to be made party to any proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Globe) by reason of the fact that the person is or was a director, officer, employee or agent of Globe or is or was serving at the request of Globe as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such proceeding if the person acted in good faith and in a manner the person reasonably believed to be in	The Holdco Articles provide that, to the fullest extent permitted by the U.K. Companies Act 2006 and without prejudice to any indemnity to which he or she may otherwise be entitled, every person who is or was a director or other officer of Holdco or any of its associates (other than any person (whether or not an officer of Holdco or any of its associates) engaged by Holdco of any of its associates as auditor) shall be and shall be kept indemnified out of the assets of Holdco against all costs, charges, losses and liabilities incurred by him (whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise as director or such other officer of Holdco or any of its associates) in relation to Holdco or any of its associates or its/their affairs. This is subject to the exceptions set out in the U.K. Companies Act 2006.

or not opposed to the best interests of Globe. With respect to any criminal action or proceeding, the person must have had no reasonable cause to believe the conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent will not of itself create a presumption that the person did not act in good faith and in a manner reasonably believed to be in the best interests or not opposed to the best interests of Globe, or, with respect to any criminal proceeding, that the person had reasonable cause to believe the conduct was unlawful.

Globe shall indemnify any person who was, is, or is threatened to be made a party to any action or suit by or in the right of Globe to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of Globe, or is or was serving at the request of Globe as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Globe will indemnify such persons against expenses (including attorneys’ fees) actually and reasonably incurred in connection with defense or settlement of such action if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of Globe, except that no indemnification shall be made in respect of any claim, issue or matter for which such person is adjudged liable to Globe unless and only to the extent that the court determines that, despite the finding of liability, the person is fairly and reasonably entitled to indemnity for such expenses that the court shall deem proper.

To the extent that a director, officer, employee or agent of Globe has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue, or matter therein, Globe will indemnify the person against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection therewith.

Unless ordered by a court, Globe will only indemnify directors and officers as described above upon determination that indemnification is proper under the circumstances because he or she has met the applicable standard of conduct set forth above. This determination will be made (1) by the Globe Board by a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding; or (2) if such quorum is not obtainable, or, even if obtainable, such quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or (3) by the Globe Shareholders.

Globe will pay expenses (including attorneys’ fees) incurred in an action described above in advance of the final disposition as authorized by the Globe Board upon receipt of an undertaking by the person involved in the action to repay such amount if it is ultimately determined that the person is not entitled to indemnification by Globe.

Indemnification and advancement of expenses are not deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any agreement, vote of Shareholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office.

Indemnification and advancement of expenses, unless otherwise provided, inure to the benefit of the heirs, executors and administrators of such person.

Certain Business Combination Restrictions

Under the DGCL, in general, the affirmative vote of a majority of the outstanding voting power of a corporation entitled to vote on the matter is required to amend the certificate of incorporation and approve mergers and consolidations involving the incorporation (with certain exceptions), the dissolution of the corporation and the sale, lease or exchange of all or substantially all of the assets of the corporation.

There are no equivalent legal restrictions under English law or the Holdco Articles.

The DGCL does not require a shareholder vote of a surviving corporation in a merger pursuant to § 251(f) of the DGCL where: (1) the surviving corporation’s certificate of incorporation is not amended; (2) each share of stock of the surviving corporation outstanding prior to the merger will be an identical outstanding or treasury share of the surviving corporation after the merger; and (3) either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into such stock will be issued or delivered under the plan of merger, or the number of shares of common stock to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other shares, securities or obligations to be issued or delivered under such plan does not exceed 20% of the shares of common stock of the surviving corporation outstanding prior to the merger.

Under the DGCL, unless expressly required by a corporation’s certificate of incorporation, no shareholder vote of a constituent corporation with shares listed on a national securities exchange or held of record by more than 2,000 holders immediately prior to the execution of the merger agreement in a merger pursuant to § 251(h) is required if: (1) the merger agreement expressly permits the merger to be effected under § 251(h) and provides for the merger to be effected as soon as practicable following the completion of the tender or exchange offer; (2) the tender or exchange offer is, subject to certain exceptions, for any and all of the outstanding stock of such constituent corporation that otherwise would be entitled to vote on the adoption of the merger agreement; (3) following consummation of the offer, the stock owned by the corporation consummating the offer (including the stock irrevocably accepted for purchase or exchange pursuant to the offer) equals at least the percentage of stock that, absent § 251(h), would be required to vote for adoption of the merger agreement (under both the DGCL and any applicable charter provision of the constituent corporation); (4) the corporation consummating the offer merges with or into the constituent corporation; and (5) each outstanding share of each class or series of stock of the constituent corporation that was not accepted for purchase or exchange in the offer is converted in the merger into the right to receive the same consideration to be paid for the stock accepted for purchase or exchange pursuant to the offer.

Under the DGCL, if a parent entity owns 90% of the outstanding shares of each class of stock of a subsidiary corporation that otherwise would be entitled to vote on such merger, such corporation may be merged into its parent without the approval of shareholders of either entity.

Conflict of Interest Transactions

Under Delaware law, the standards of conduct for directors have developed through written opinions of the Delaware courts. Generally, directors of a Delaware corporation must discharge their duties with due care and loyalty, in good faith and in a manner reasonably believed to be in the best interests of the corporation. In discharging their duties, such directors are entitled to rely in good	Under English law, a director is under a duty to avoid a situation in which he or she has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the company and is obliged to declare his or her interest in a proposed or ongoing transaction to the other directors. It is an offense to fail to declare an interest.

faith on information provided by officers or employees, committees of the board or other persons as to matters reasonably believed to be within such persons’ professional or expert competence and provided such persons are selected by or on behalf of the corporation with reasonable care. A party challenging the propriety of a decision of a board of directors typically bears the burden of rebutting the applicability of the presumptions afforded to directors by the “business judgment rule”, which presumes that the director acted in accordance with the duties of care and loyalty. If the presumption is not rebutted, the business judgment rule attaches to protect the directors and their decisions.

When the board of directors of a Delaware corporation enters into a change in control transaction, the presumptions of the business judgment rule do not apply initially. Rather, a Delaware court will utilize a heightened standard of review, which is designed to ensure that the directors acted reasonably to seek the transaction offering the best value reasonably available to the corporation’s shareholders. A Delaware court applying this heightened standard will evaluate whether the directors made a reasonable decision, not a perfect decision. The Delaware courts have stated that there is “no single blueprint” for fulfilling the duty to maximize shareholder value.	The duty to avoid a conflict of interest is not infringed if the situation cannot reasonably be regarded as likely to give rise to a conflict of interest or if the matter has been authorized by the directors.

Under Delaware law, certain transactions in which a director has an interest are not void or voidable simply because of such interest, provided that certain conditions are met, such as obtaining the approval of disinterested directors or shareholders after full disclosure or establishing that such transaction was fair to the corporation.	Provided that the director has declared his interest to the other directors, a director notwithstanding his office may, generally (i) be a party to, or otherwise interested in, any transaction or arrangement with the company or in which the company is directly or indirectly interested; (ii) act by himself or through his firm in a professional capacity for the company (otherwise than as auditor), and in any such case on such terms as to remuneration and otherwise as the directors may decide; or (iii) be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise be interested in, any body corporate in which the company is directly or indirectly interested.

Rights of Inspections

Under Delaware law, a corporation is required to prepare, at least 10 days before a shareholders’ meeting, a list of shareholders entitled to vote at the meeting, arranged in alphabetical order, showing the address of each shareholder and the number of shares registered in the name of each shareholder. The list must be open to the examination of any shareholder for any purpose germane to the meeting for a period of at least 10 days before the meeting either (1) on a reasonably accessible electronic network or (2) during ordinary business hours, at the principal place of business of the corporation. The list is also required to be made available for inspection during the Shareholders meeting by any shareholder who is present.	Under English law, a company must retain and keep available for inspection by shareholders free of charge, and by any other person on payment of a prescribed fee, its register of members. It must also keep available for inspection by shareholders free of charge records of all resolutions and meetings by shareholders and for a fee, provide copies of the minutes to shareholders who request them.

Under Delaware law, a shareholder has the right during normal business hours to inspect and make copies and extracts from the corporation’s stock ledger, a list of the corporation’s shareholders and other books and records of the corporation, after making a written demand under oath stating the purpose for such inspection, so long as the purpose is reasonably related to the person’s interest as a shareholder.

In each case, the records should be kept for at least ten years. These records may be kept in electronic form, as long as they are capable of being produced in hard copy form.

Shareholder Suits

Under Delaware law, shareholders may bring derivative actions on behalf of the corporation to enforce the rights of the corporation. Before bringing an action, a shareholder plaintiff is required to make a demand on the directors of the corporation to assert the claim, unless the shareholder is able to show that making such a demand would be futile. To maintain a derivative suit, a person must have been a shareholder at the time of the transaction that is the subject of the suit and must also generally maintain status as a shareholder throughout the duration of the suit. In certain circumstances, class action lawsuits are available to shareholders.

While English law only permits a shareholder to initiate a lawsuit on behalf of the company in limited circumstances, and requires court permission to so, it does permit a shareholder to bring a claim against Holdco when: (1) Holdco’s affairs are being or have been conducted in a manner unfairly prejudicial to the interests of all or some shareholders, including the shareholder making the claim; or (2) any act or omission of Holdco is or would be so prejudicial.

The U.K. Limitation Act 1980 imposes a limitation period, with certain exceptions, of civil claims. The period is six years in respect of actions in contract and tort, and twelve years for breach of any obligation contained in a deed. The period starts to run on the date that the action accrued. In the case of contract, this is the date on which the breach occurred, and in tort this is the date on which the damage occurred.

Under English law, the proper claimant for wrongs committed against the company, whether by directors or third parties, is the company itself. However, under Part 11 of the U.K. Companies Act 2006, a shareholder may bring a derivative claim against a director or third party in respect of an act or omission involving negligence, default, breach of duty or breach of trust by a director.

Restrictions on Business Combinations

Subject to certain exceptions, Section 203 of the DGCL prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time that such person becomes an interested stockholder. With certain exceptions, an “interested stockholder” is defined as (1) a person or group who beneficially owns 15% or more of the corporation’s outstanding voting stock or who is an affiliate or associate of the corporation and was the beneficial owner of 15% or more of such voting stock at any time within the previous three years and (2) the affiliates and associates of such person. For purposes of DGCL § 203, the term “business combination” is defined broadly to include: (1) mergers or consolidations with or caused by the interested stockholder; (2) sales, leases, exchanges, mortgages, pledges, transfers or other dispositions to the interested stockholder, except proportionately with the other shareholders, of assets of the corporation or a subsidiary equal to 10% or more of the aggregate market value of the corporation’s consolidated assets or its outstanding stock; (3) subject to certain exceptions, the issuance or transfer by the corporation or a subsidiary of stock of the corporation or of such subsidiary to the interested stockholder; (4) any transaction which has the effect of, directly or indirectly, increasing the proportionate share of stock of any class or series, or securities convertible into the stock of any class or series of the corporation owned by the interested stockholder except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused by the interested stockholder; or (5) receipt by the interested stockholder, except proportionately as a shareholder, directly or indirectly, of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or a subsidiary.	There is no equivalent limitation under English law.

The three-year waiting period does not apply, however, if any of the following conditions are met: (1) the board of directors approved either the business combination or the transaction which resulted in such shareholder becoming an interested stockholder before the shareholder became an interested stockholder; (2) upon completion of the transaction which resulted in the shareholder becoming an interested stockholder, such shareholder owned at least 85% of the voting stock of the corporation outstanding at the time that the transaction commenced, with certain exclusions; or (3) at or after the time the shareholder became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

As provided for by the Globe Charter, Globe has elected to not be governed by Section 203 of the DGCL.

R&W Insurance Policy

The R&W Policy insures Holdco against certain breaches of certain representations and warranties made by Grupo VM and FerroAtlántica in the Business Combination Agreement, subject to the deductibles, caps and other limitations contained in the R&W Policy. Under the Holdco Articles, Holdco will be required to distribute the aggregate net proceeds under the representations and warranties insurance policy, if any, to the holders of the Holdco Ordinary Shares. Holders of Holdco Class A Shares are not entitled to participate in this distribution. Globe Shareholders are receiving Holdco Ordinary Shares so that Globe Shareholders may receive the benefit of distributions from the net proceeds, if any, of the R&W Policy.

Forum Selection

The Globe By-Laws, to the fullest extent permitted by applicable law, designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain legal actions unless Globe consents in writing to the selection of an alternative forum, subject to certain exceptions.	The courts of England and Wales have exclusive jurisdiction to determine any and all disputes brought by a Holdco shareholder against Holdco or the Holdco Board and/or any of the Directors individually or collectively.

Disclosure of Interest in Shares

Delaware law does not impose any disclosure obligations on Globe Shareholders to notify Globe of their interests in Globe Shares. The Globe Charter, however, requires that within two days after a Shareholder knows or becomes aware that he or she has acquired an interest in stock comprised of “Relevant Share Capital” (i.e., the total par value of Globe’s issued shares of all classes of stock carrying rights to vote in all circumstances at annual, special or any other meetings) or that any other person has acquired an interest in stock so comprised of which he or she is a registered holder and the aggregate par value of such interest is equal to or more than 3% of the par value of the Relevant	A public limited company incorporated under the laws of England and Wales can investigate the identity of any person it knows, or suspects, is (or was at any time in the preceding three years) interested in its shares by sending such person a notice in accordance with section 793 of the U.K. Companies Act 2006. The notice can ask the person for details of his interest in the shares and for details of any other interest of which he is aware.

Share Capital, the shareholder must notify Globe of such interest. The same notification requirement applies for any change of such interest in excess of 3% or for a reduction of such interest below 3%. Globe may, by notice in writing, request certain related information from any person whom Globe knows or has reasonable cause to believe to be or, at any time during the three years immediately preceding the date on which the notice is issued, to have been interested in shares comprised in the Relevant Share Capital. Globe in its discretion may suspend a Shareholder’s rights to vote or receive dividends with respect to shares for which that Shareholder has not within the requisite period made the required notification.

GLOBE EQUITY SECURITY OWNERSHIP OF MANAGEMENT AND OTHER BENEFICIAL OWNERS

As of June 18, 2015, Globe had 8 record holders in the United States, holding approximately 99.99% of Globe Shares, and there were 73,749,990 Globe Shares outstanding. The following table sets forth certain information regarding beneficial ownership of Globe Shares as of June 18, 2015 by each shareholder known by Globe to be the beneficial owner of more than 5% of Globe Shares, each of Globe’s named executive officers, each of Globe’s current directors and for all current executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Globe Shares that may be acquired by an individual or group within 60 days of June 18, 2015, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Percentage of ownership is based on 73,749,990 Globe Shares outstanding on June 18, 2015. Brokers or other nominees may hold Globe Shares in “street name” for customers who are the beneficial owners of the shares. As a result, we may not be aware of each person or group of affiliated persons who own more than 5% of Globe Shares.

Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them, based on information provided to us by such shareholders. Unless otherwise indicated, the address for each director and executive officer listed is: c/o Globe Specialty Metals, Inc., 600 Brickell Avenue, Suite 1500, Miami, FL 33131.

Name and Address of Beneficial Owner	Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Directors and Named Executive Officers
Alan Kestenbaum (1)	9,387,388	12.7%
Jeff Bradley (2)	302,500	*
Joseph Ragan (3)	63,921	*
Stephen Lebowitz (4)	68,750	*
Stuart Eizenstat (5)	33,260	*
Donald G. Barger, Jr. (6)	36,819	*
Bruce L. Crockett (7)	1,226	*
Franklin L. Lavin (8)	22,289	*
Alan R. Schriber (9)	15,873	*
All directors and executive officers as a group (9 individuals)	9,931,026	13.4%
Five Percent Stockholders:
Blue Harbour Group, LP (10) One Penn Plaza 250 West 34th Street, Suite 4125 New York, New York 10119	5,781,089	7.8%
BlackRock, Inc. (11) 40 East 52nd Street New York, New York 10022	5,555,106	7.5%
The Vanguard Group (12) 100 Vanguard Boulevard Malvern, Pennsylvania 19355	4,270,379	5.8%
Entities affiliated with Corsair Capital Management, L.P. (13)	4,011,435	5.4%
Baron Capital Group (14) 767 Fifth Avenue, 49th Floor New York, New York 10153	4,000,000	5.4%

*	Less than one percent (1%).
(1)	Includes 500,000 shares issuable upon exercise of options within 60 days of June 18, 2015.

(2)	Includes 262,500 shares issuable upon exercise of options within 60 days of June 18, 2015.
(3)	Includes 63,921 shares issuable upon exercise of options within 60 days of June 18, 2015.
(4)	Includes 68,750 shares issuable upon exercise of options within 60 days of June 18, 2015.
(5)	Includes 28,181 shares issuable upon exercise of options within 60 days of June 18, 2015.
(6)	Includes 28,181 shares issuable upon exercise of options within 60 days of June 18, 2015.
(7)	Includes 1,226 shares issuable upon exercise of options within 60 days of June 18, 2015.
(8)	Includes 17,849 shares issuable upon exercise of options within 60 days of June 18, 2015.
(9)	Includes 14,550 shares issuable upon exercise of options within 60 days of June 18, 2015.
(10)	Based upon a Schedule 13G/A filed on February 17, 2015 by Blue Harbour Group , LP, Blue Harbour Holdings, LLC and Clifton S. Robbins. Blue Harbour Holdings, LLC is the manager of Blue Harbour Group, LP and Clifton S. Robbins is the chief executive officer of Blue Harbour Holdings, LLC.
(11)	Based upon a Schedule 13G/A filed on January 26, 2015.
(12)	Based upon a Schedule 13G/A filed on February 10, 2015.
(13)	Based upon a Schedule 13G filed on June 11, 2015 by Corsair Capital Partners, L.P., Corsair Capital Partners 100, L.P., Corsair Select, L.P., Corsair Select 100, L.P., Corsair Capital Investors, Ltd., Corsair Select Master Fund, Ltd., Corsair Opportunity Fund, Corsair Capital Management, L.P., Jay R. Petschek and Steven Major.
(14)	Based upon a Schedule 13G/A filed on February 17, 2015 by Baron Capital Group, Inc. (“BCG”), BAMCO, Inc., Baron Capital Management, Inc. (“BCM”), Baron Small Cap Fund (“BSC”) and Ronald Baron. BAMCO and BCM are subsidiaries of BCG. BSC is an advisory client of BAMCO. Ronald Baron owns a controlling interest in BCG.

PROPOSAL 2: AUTHORITY TO ADJOURN THE GLOBE SHAREHOLDERS MEETING

The Adjournment Proposal

Globe Shareholders are being asked to approve a proposal that will give Globe authority to adjourn the Globe Shareholders Meeting for the purpose of soliciting additional proxies in favor of the proposal to adopt the Business Combination Agreement if there are not sufficient votes at the time of the Globe Shareholders Meeting to approve that proposal. If this adjournment proposal is approved, the Globe Shareholders Meeting could be adjourned to any date. If the Globe Shareholders Meeting is adjourned, Globe Shareholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you return a proxy and do not indicate how you wish to vote on any proposal, or if you indicate that you wish to vote in favor of the adoption of the Business Combination Agreement but do not indicate a choice on the adjournment proposal, your shares will be voted in favor of the adjournment proposal. But if you indicate that you wish to vote against the adoption of the Business Combination Agreement, your shares will only be voted in favor of the adjournment proposal if you indicate that you wish to vote in favor of that proposal.

Assuming a quorum is present, the affirmative vote of holders of a majority of the Globe Shares present and voting on the matter at the Globe Shareholders Meeting is required to approve any adjournment of the Globe Shareholders Meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to adopt the Business Combination Agreement. Abstentions and any broker non-votes will have no effect on the outcome of the vote.

Globe Board’s Recommendation

THE GLOBE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADJOURNMENT OF THE GLOBE SHAREHOLDERS MEETING, IF NECESSARY OR APPROPRIATE, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES TO ADOPT THE BUSINESS COMBINATION AGREEMENT AT THE TIME OF THE GLOBE SHAREHOLDERS MEETING.

PROPOSAL 3: ADVISORY VOTE ON BUSINESS COMBINATION-RELATED COMPENSATION FOR GLOBE’S NAMED EXECUTIVE OFFICERS

Globe is required pursuant to Section 14A of the Exchange Act to include in this proxy statement/prospectus a non-binding, advisory vote on certain compensation that may become payable to each of its “named executive officers,” as determined in accordance with Item 402(t) of Regulation S-K, in connection with the proposed Business Combination pursuant to arrangements entered into with Globe.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each named executive officer of Globe that is based on or otherwise relates to the Business Combination. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the business combination-related compensation payable to Globe’s named executive officers. The “golden parachute” compensation payable to Globe’s named executive officers is subject to a non-binding advisory vote of Globe Shareholders, as described in this section.

The amounts set forth below have been calculated assuming (1) that the Business Combination was completed on April 27, 2015 and, where applicable, that each executive officer experiences a qualifying termination of employment immediately on such date, and (2) a per share price of Globe common stock of $16.66, the average closing price per share of Globe’s common stock over the first five Business Days following the announcement of the Business Combination Agreement. The table below, however, does not include any amounts with respect to certain equity awards that were unvested but were scheduled to vest pursuant to the terms of the equity award on or prior to April 27, 2015, independent of the occurrence of the Business Combination. Depending on when the Business Combination occurs, certain equity awards that are now unvested and included in the table below may vest pursuant to their terms based upon the completion of continued service with Globe or the prior achievement of performance goals, in either case, independent of the occurrence of the Business Combination. For further information regarding the consideration to be received in settlement of equity-based awards, see “The Business Combination Agreement—Globe Merger Consideration and Exchange Ratio”, beginning on page 98 of this proxy statement/prospectus.

The amounts indicated below are estimates of amounts that would be payable to the named executive officers, and such estimates are based on multiple assumptions that may or may not actually occur, including assumptions described in this proxy statement. Some of the assumptions are based on information not currently available and, as a result, the actual amounts, if any, to be received by any named executive officer may differ in material respects from the amounts set forth below. All dollar amounts set forth below have been rounded to the nearest whole number.

Golden Parachute Payments(1)

Executive Officer	Cash(2)	Equity(7)	Perquisites/ Benefits(8)	Total
Alan Kestenbaum Executive Chairman and Director	$36,906,231(3)	$5,571,803	$61,129	$42,539,163
Jeff Bradley Chief Executive Officer	$11,258,672(4)	$1,940,284	$52,370	$13,251,326
Joseph Ragan Chief Financial Officer	$1,722,114(5)	$572,499	$31,691	$2,326,304
Stephen Lebowitz Chief Legal Officer	$2,120,017(6)	$569,425	$34,850	$2,724,292

(1)	Except for the pro-rata payment of awards under the 2012 Long Term Incentive Plan (the “Pro-Rata LTIP Amount”) more fully discussed below under “2012 Executive Long-Term Incentive Plan”, all other amounts reflected in the table are attributable to double-trigger arrangements (i.e., the amounts are triggered by the change of control that will occur upon completion of the Business Combination and payment is conditioned upon the officer’s qualifying termination of employment during the six-month period before or the two-year period after the Business Combination). The Pro-Rata LTIP Amount for each individual is reflected in the footnotes below.
(2)	Amounts reflect (i) cash severance benefits that would be payable in a lump sum payment under the employment agreements entered into with each of the executive officers, assuming an involuntary termination by Globe without cause or such officer’s resignation for good reason, in each case, during the six-month period before or the two-year period after the Business Combination (see discussion below under “Employment Agreements”) and (ii) the Pro-Rata LTIP Amount.
(3)	Equals the sum of (i) the cash severance benefits payable under Mr. Kestenbaum’s employment agreement which are equal to the sum of $0 (pro rata portion of any incentive bonus payable for service through the date of termination); and $34,915,231 (one dollar less than three times Mr. Kestenbaum’s average annual base pay and incentive awards during the five calendar years ending before Mr. Kestenbaum’s termination) and (ii) $1,991,000 Pro-Rata LTIP Amount. For this purpose incentive awards are valued without regard to time-vesting conditions and are treated as if any performance-vesting conditions that remain open at the time of termination are attained at target levels.
(4)	Equals the sum of (i) the cash severance benefits payable under Mr. Bradley’s employment agreement are equal to the sum of $0 (pro rata portion of any incentive bonus payable for service through the date of termination); and $10,404,672 (two times Mr. Bradley’s average annual base pay and incentive awards during the five calendar years ending before Mr. Bradley’s termination) and (ii) $854,000 Pro-Rata LTIP Amount. For this purpose incentive awards are valued without regard to time-vesting conditions and are treated as if any performance-vesting conditions that remain open at the time of termination are attained at target levels.
(5)	Equals the sum of (i) the cash severance benefits payable under Mr. Ragan’s employment agreement are equal to the sum of $50,000 (pro rata portion of any incentive bonus payable for service through the date of termination); and $1,502,114 (one times Mr. Ragan’s average annual base pay and incentive awards during the five calendar years ending before Mr. Ragan’s termination) and (ii) $170,000 Pro-Rata LTIP Amount. For this purpose incentive awards are valued without regard to time-vesting conditions and are treated as if any performance-vesting conditions that remain open at the time of termination are attained at target levels.
(6)	Equals the sum of (i) the cash severance benefits payable under Mr. Lebowitz’s employment agreement are equal to the sum of $45,000 (pro rata portion of any incentive bonus payable for service through the date of termination); and $1,931,017 (one and one half times Mr. Lebowitz’s average annual base pay and incentive awards during the five calendar years ending before Mr. Lebowitz’s termination) and (ii) $144,000 Pro-Rata LTIP Amount. For this purpose incentive awards are valued without regard to time-vesting conditions and are treated as if any performance-vesting conditions that remain open at the time of termination are attained at target levels.
(7)	Amounts reflect the value of accelerated vesting of stock options, restricted stock units, restricted shares, and stock appreciation rights, assuming a termination of employment without cause or for good reason, as follows:

Named Executive Officer	Unvested Options (#)	Unvested Options ($)	Unvested RSUs (#)	Unvested RSUs ($)	Unvested Restricted Shares (#)	Unvested Restricted Shares ($)	Unvested SARs (#)	Unvested SARs ($)
Alan Kestenbaum	62,500	—	155,960	$2,598,294	108,578	$1,808,909	406,580	$1,164,600
Jeff Bradley	32,813	—	67,285	$1,120,968	—	—	256,978	$819,316
Joseph Ragan	127,840	$526,701	2,749	$45,798	—	—	37,360	—
Stephen Lebowitz	8,594	—	2,756	$45,915	—	—	122,257	$523,510

(8)	Amounts reflect an amount that, after payment of taxes, is equal to the cost of continued health coverage under COBRA for each executive and his respective dependents under Globe’s welfare plans for the following periods: Alan Kestenbaum (24 months); Jeff Bradley (18 months) ; Messrs. Joseph Ragan and Stephen Lebowitz (12 months).

Employment Agreements

Globe is party to multi-year employment agreements with each of Messrs. Kestenbaum, Bradley, Ragan and Lebowitz, the material terms of which are summarized below. Each of the agreements require the executives to protect the confidentiality of Globe’s proprietary and confidential information and subjects each named executive officer to a confidentiality covenant of unlimited duration. In addition, each named executive officer is subject to non-competition and non-solicitation covenants with respect to Globe’s employees and customers for two years following termination for cause or by the executive without good reason. The agreements generally provide for base salary, incentive bonuses, employee benefits and severance payments, the payment of which is subject to the respective named executive officer’s execution of a general release of claims against Globe.

The employment agreements between Globe and Messrs. Kestenbaum, Bradley, Ragan and Lebowitz provide that if an executive’s employment is terminated by Globe during the six-month period before or the two-year period after a change of control of Globe, which would include the Business Combination, (the “Protection Period”) (other than for cause, disability or as a result of his death), or if he resigns during the Protection Period for good reason, such executive shall be entitled to (i) vest in all unvested incentive awards and, in the case of Mr. Kestenbaum, full vesting of his long-term stock award, (ii) a cash payment equal to the value of a pro rata portion of his incentive awards for the then current plan year, (iii) payment of an amount equal to a multiple of the sum of his average base pay and incentive awards for the past completed five calendar years (the “Average Annual Compensation”) and (iv) payment of an amount in cash equal to the pre-tax cost of between one and two years’ COBRA coverage for himself and his family under Globe’s health plans. The multiple for Mr. Kestenbaum is one dollar less than 3.0, for Mr. Bradley it is 2.0, for Mr. Ragan it is 1.0 and for Mr. Lebowitz it is 1.5.

If the payments to the executive upon a qualifying termination following a change of control would be subject to the excise tax under Section 4999 of the Code, a nationally recognized certified public accounting firm selected by Globe shall determine whether to reduce the payments so that the value shall not exceed the safe harbor amount specified in Section 280G(b)(3) of the Code. The payments shall be reduced if the accounting firm determines that the executive would receive a greater net-after tax amount if the aggregate payments were so reduced.

Under the agreements, “good reason” generally means: a material reduction of compensation, the assignment of duties substantially inconsistent with, or a reduction of, responsibilities then in effect or a material breach of the agreement. For Mr. Kestenbaum, “good reason” also includes failure to be elected or appointed as a member of the Globe Board (or the board of directors of any parent following a change of control) and Globe (or any parent following a change of control) ceasing to be a reporting company pursuant to the Securities Exchange Act of 1934. For Mr. Bradley, “good reason” also includes a requirement that Mr. Bradley report to a person or entity other than the Executive Chairman or the Board. For Mr. Ragan, “good reason” also includes a requirement that Mr. Ragan report to a person or entity other than the Executive Chairman, the Chief Executive Officer or the Board. For Mr. Lebowitz, “good reason” also includes a requirement that Mr. Lebowitz report to a person or entity other than the Executive Chairman, the Chief Executive Officer or the Board. With respect to Messrs. Kestenbaum and Bradley, “cause” generally means the conviction of a felony causing material harm to Globe or any crime involving material fraud or embezzlement with respect to Globe’s property or a breach of the agreement after written notice and thirty (30) days opportunity to cure; and, with respect to Messrs. Ragan and Lebowitz, “cause” generally means indictment or conviction of a felony or any crime involving moral turpitude, dishonesty, fraud or embezzlement, failure to perform duties as reasonably directed, a breach of a material term of the agreement after written notice and thirty days opportunity to cure or commission of any act involving bad faith, moral turpitude, dishonesty, fraud, embezzlement, disloyalty or other similar conduct.

2012 Executive Long-Term Incentive Plan

Globe maintains the 2012 Executive Long-Term Incentive Plan (the “Long-Term Incentive Plan”), pursuant to which its named executive officers have the opportunity to earn cash and Globe RSU awards based on the achievement of specified performance goals. Unless otherwise specified in an individual award agreement, pursuant to the terms of the Long-Term Incentive Plan, upon the Closing, each participant will be entitled to a pro rata payment of the awards that would have been paid had the Business Combination not occurred based on such participants service in the then current plan year through the date of the Closing. The proration is based upon the number of days accrued in the current vesting period prior to the Closing Date.

Business Combination-Related Compensation Proposal

Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and Rule 14a-21(c) of the Exchange Act, Globe is seeking shareholder approval of a non-binding advisory proposal to approve the compensation of Globe’s named executive officers that is based on or otherwise relates to the Business Combination as disclosed above in this section. The non-binding advisory proposal gives Globe Shareholders the opportunity to express their views on the business combination-related compensation of Globe’s named executive officers.

Accordingly, Globe is requesting that the shareholders adopt the following resolution, on a non-binding advisory basis:

“RESOLVED, that the compensation that may be paid or become payable to Globe’s named executive officers, in connection with the Business Combination, and the agreements or understandings pursuant to which such compensation may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in ‘Advisory Vote on Business Combination-Related Compensation for Globe’s Named Executive Officers—Golden Parachute Compensation,’ are hereby APPROVED.”

Vote Required

The vote regarding this non-binding advisory proposal on Business Combination-related compensation is a vote separate and apart from the vote on the proposal to adopt the Business Combination Agreement. Accordingly, Globe’s shareholders may vote to approve the proposal to adopt the Business Combination Agreement and vote not to approve the proposal on Business Combination-related compensation and vice versa. Because the vote regarding Business Combination-related compensation is advisory only, it will not be binding on either Globe or Holdco. Accordingly, if the Business Combination Agreement is adopted and the Business Combination is completed, the named executive officers will be eligible to receive the various Business Combination-related compensation that may become payable in connection with the completion of the Business Combination, subject only to the conditions applicable thereto, regardless of the outcome of the non-binding, advisory vote of the Globe Shareholders.

Assuming a quorum is present, approval of the Business Combination-related compensation requires the affirmative vote of a majority of the Globe Shares entitled to vote and actually voted on this proposal at the Globe Shareholders Meeting. As such, abstentions and broker non-votes will have no effect on the outcome of the vote.

Board of Directors’ Recommendation

THE GLOBE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE NON-BINDING ADVISORY PROPOSAL TO APPROVE CERTAIN COMPENSATION FOR GLOBE’S NAMED EXECUTIVE OFFICERS IN CONNECTION WITH THE BUSINESS COMBINATION.

SERVICE OF PROCESS AND ENFORCEABILITY OF CIVIL LIABILITIES

Holdco is organized under the laws of England and Wales with its registered office in the U.K. and with its principal executive offices located in London. A majority of its directors and senior management, and some of the experts named in this proxy statement/prospectus, currently reside outside the United States. A substantial portion of its assets and the assets of these individuals are located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon non-U.S. resident directors or upon Holdco, or it may be difficult to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal or state securities laws against Holdco.

For a detailed discussion of the rights of stockholders under Delaware law and shareholders under English law in relation to the bringing of stockholder/shareholder suits see “Comparison of Shareholder Rights Before and After the Business Combination” beginning on page 221 of this proxy statement/prospectus. In particular, under English law, the proper claimant for wrongs committed against Holdco, including by the Holdco directors, is considered to be Holdco itself. English law only permits a shareholder of a company to initiate a lawsuit on behalf of that company in limited circumstances, and requires court permission to do so. The Holdco Articles will require that all disputes brought by a shareholder in its capacity as such (whether in its own name or in the name of Holdco) against Holdco and/or the Holdco Board and/or any of the directors of Holdco individually or collectively, arising out of or in connection with the Holdco Articles or any non-contractual obligations arising out of or in connection with the Holdco Articles, shall be exclusively determined by the courts of England and Wales.

England

The following discussion with respect to the enforceability of certain U.S. court judgments in England and Wales is based upon advice provided to us by legal counsel. The United States and England currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments (as opposed to arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon U.S. federal securities laws, would not automatically be recognised or enforceable in England and Wales. In order to enforce any U.S. judgment in England and Wales, proceedings must be initiated by way of common law action before a court of competent jurisdiction in England and Wales. In a common law action, an English court generally would not reinvestigate the merits of the original matter decided by a U.S. court and may order summary judgment on the basis that there is no arguable defense to the claim for payment. The entry of an enforcement order by an English court is conditional, among other things, upon the following:

•	the U.S. court having had jurisdiction over the original proceeding according to English conflict of laws principles;

•	the judgment being final and conclusive on the merits and being for a debt or a definite sum of money;

•	the judgment not contravening English public policy;

•	the judgment being not for a sum payable in respect of taxes or other charges of a like nature, or in respect of a fine or penalty;

•	the judgment is not arrived at by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damage sustained; and

•	the judgment having not been obtained by fraud or in breach of the principles of natural justice.

Enforcement proceedings would normally be required to be commenced within six years of the date on which the U.S. judgment became enforceable. In addition, it is questionable whether an English court would accept jurisdiction and impose civil liability if proceedings were commenced in England or Wales predicated solely upon U.S. federal securities law.

Holdco may comply with a U.S. judgment voluntarily, but, if it were not to do so, you would have to apply to an English court for an original judgment. Consequently, it could prove difficult to enforce civil liabilities solely based on U.S. securities law in England. In addition, awards of punitive damages in actions brought in the United States or elsewhere may not be enforceable in England, and English courts are unlikely to enforce any U.S. judgments for specific performance.

Spain

A final judgment obtained outside of Spain (and, in particular, in the United States) against a Spanish resident, would be recognized and enforced in accordance with the Spanish Law of Civil Procedure 1/2000 of January 7, 2000 by the courts of Spain in the following three situations:

•	according to the provisions of any applicable treaty, there being none currently in existence between Spain and the United States for these purposes;

•	in the absence of any such treaty, if it could be proven that the jurisdiction in which the foreign judgment was rendered (in this case, in the United States) recognizes Spanish judgments on a reciprocal basis (positive reciprocity) and provided that certain minimum conditions are met, among others, that there is a final judgment not subject to appeal and that the matter does not infringe public policy and does not contradict a previous Spanish judgment. The standard of proof required by Spanish courts regarding positive reciprocity is very high. Therefore, positive reciprocity is very seldom recognized; or

•	in the absence of any such treaty and where positive reciprocity has not been evidenced, the judgment would be enforced in Spain if it satisfies all of the following requirements in compliance with Article 954 of the Spanish Civil Procedure Law of 1881 as interpreted by case law,

(i)	the judgment was issued in the exercise of an action in personam as opposed to an action in rem;

(ii)	the documentation prepared for the purposes of requesting the enforcement meets all the legal requirements under the law of the jurisdiction in which the judgment was rendered in order to be considered an authentic judgment and it also meets all requirements under the laws of Spain to be admitted (i.e. the judgment is final, and a literal, authentic, sworn Spanish translation and apostilled copy is provided);

(iii)	the judgment shall not be contrary to Spanish public policy;

(iv)	there shall not be a pending proceeding between the same parties and in relation to the same issues in Spain;

(v)	there shall not be a judgment rendered between the same parties and for the same cause of action in Spain or in another country, provided that in the latter case the judgment has been recognized in Spain;

(vi)	the request for recognition and enforcement must be lawful in the requesting country, and when rendering the judgment the courts rendering it did not infringe an exclusive ground of jurisdiction provided for under Spanish law or based their jurisdiction on exorbitant grounds, and the choice of court is not fraudulent;

(vii)	the rights of defense of the defendant shall have been protected where the judgment was rendered, including, but not limited to, a proper service of process carried out with sufficient time for the defendant to prepare its defense; and

(viii)	the obligation that the petitioner tries to execute has to be lawful in Spain.

Notwithstanding the above, if it could be proven by the defendant that the jurisdiction in which the judgment was obtained does not recognize judgments issued by Spanish courts, then the Spanish courts would not recognize the judgment in Spain (negative reciprocity).

Any party wishing to have a U.S. ruling recognized or enforced in Spain must file an application seeking declaration of the enforceability of the U.S. resolution (exequatur) which must be filed with the relevant Spanish First Instance Court (Juzgado de Primera Instancia) or Commercial Court (Juzgado de lo Mercantil). The defendant and the Public Prosecutor (Ministerio Fiscal) will be heard by the Court in the exequatur proceedings before rendering a decision. The Spanish courts may order payment of the amount due and payable by the Spanish resident in a currency other than Euro. However, the court costs and interest deriving from the enforcement proceedings will be payable in Euro.

Any judgment obtained against a Spanish resident in any country bound by the provisions of EU Regulation number 1215/2012 of the European Parliament and of the European Council of December 12, 2012, on jurisdiction and enforcement of judgments in civil and commercial matters, would be recognized and enforced in accordance with the terms set forth thereby.

The enforcement of any judgment in Spain entails, among others, the following actions and costs: (a) translation fees for documents in a language other than Spanish, which must be accompanied by a translation into Spanish; (b) certain professional fees for the verification of the legal authority of a party litigating in Spain; (c) judicial tax and fees; and (d) the procedural acts of a party litigating in Spain must be directed by an attorney at law and the party must be represented by a court agent (procurador). In addition, Spanish civil proceedings rules cannot be amended by agreement of the parties and will therefore prevail notwithstanding any provision to the contrary.

It has to be noted that Spain and the U.S. are part of the Hague Convention on the Service Abroad of Financial and Extrajudicial Documents in Civil or Commercial Matters of November 15, 1965.

FUTURE SHAREHOLDERS PROPOSALS

Holdco

Under the Holdco Articles, a holder of Holdco shares may, in accordance with the U.K. Companies Act 2006, request that a proposed resolution to be voted upon at a general meeting. Such request must include the information required by Article 21.1 of the Holdco Articles, in addition to the information required by Section 303 of the U.K. Companies Act 2006, and must be delivered in writing to the secretary at Holdco’s registered office not earlier than the close of business on the 120th calendar day nor later than the close of business on the 90th calendar day prior to the anniversary of the previous year’s annual general meeting. If the annual general meeting has been moved more than 30 calendar days prior to or 60 calendar days after the anniversary of the previous year’s annual general meeting, then the request must be delivered to the secretary at Holdco’s registered office not earlier than the close of business on the 120th calendar day prior to such annual general meeting and no later than the close of business on the later of either (i) the 90th calendar day prior to such annual general meeting and, (ii) the 10th calendar day after the day on which Holdco first publicly announces the annual general meeting.

Globe

Globe does not intend to hold an annual meeting of Globe Shareholders in 2015 and will hold its 2015 annual meeting only if the Business Combination is not completed.

The deadline for submitting a shareholder proposal to be considered for inclusion in Globe’s proxy statement under Exchange Act Rule 14a-8 for Globe’s 2015 annual meeting of shareholders is the close of business on June 26, 2015. However, if the date of the 2015 annual meeting of shareholders is changed by more than 30 days from the anniversary of the date of 2014 annual meeting of shareholders, then the proposal must be received in writing no later than a reasonable time before Globe begins to print and send its proxy materials. In addition, any shareholder intending to propose any business at Globe’s 2015 annual meeting, other than a proposal presented under Rule 14a-8, must give notice to Globe’s Corporate Secretary between June 26, 2015 and July 27, 2015. The notice to the Corporate Secretary must set forth each matter the shareholder proposes to bring before the annual meeting.

You are advised to review the Globe By-laws, which contain additional requirements about advance notice of shareholder proposals and director nominations. The Globe By-Laws are available on its website at www.glbsm.com.

LEGAL MATTERS

Latham & Watkins LLP has advised Globe with respect to certain legal matters as to the laws of the United States and of England and Wales.

Cravath, Swaine & Moore LLP has advised FerroAtlántica, Grupo VM and Holdco with respect to certain legal matters as to the laws of the United States, Slaughter and May has advised FerroAtlántica and Holdco with respect to certain legal matters as to the laws of England and Wales and Uría Menéndez has advised FerroAtlántica and Holdco with respect to certain legal matters as to the laws of Spain.

EXPERTS

The consolidated financial statements of Grupo FerroAtlántica, S.A. (Sociedad Unipersonal) as of December 31, 2014 and December 31, 2013 and for each of the three years in the period ended December 31, 2014 included in this Proxy Statement/Prospectus have been audited by Deloitte, S.L., an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The address of Deloitte, S.L. is Plaza Pablo Ruiz Torre Picasso 1, Madrid, Spain 28020.

The financial statements of VeloNewco Limited as of February 5, 2015 included in this Proxy Statement/Prospectus, have been audited by Deloitte, S.L., an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The address of Deloitte, S.L. is Plaza Pablo Ruiz Torre Picasso 1, Madrid, Spain 28020.

The consolidated financial statements of Globe Specialty Metals, Inc. as of June 30, 2014, and for the year then ended, incorporated by reference in this proxy statement/prospectus, and the effectiveness of Globe Specialty Metals, Inc. internal control over financial reporting as of June 30, 2014, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated by reference herein. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The address of Deloitte & Touche LLP is 333 SE 2nd Avenue, Suite 3600, Miami, Florida, USA 33131.

The consolidated financial statements of Globe Specialty Metals, Inc. as of and for each of the years in the two-year period ended June 30, 2013, have been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, dated August 28, 2013, which is incorporated by reference herein. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The address of KPMG LLP is 345 Park Avenue, New York, New York, USA 10154.

WHERE YOU CAN FIND MORE INFORMATION

Globe files annual and quarterly reports and furnishes other reports and information to the SEC. You may read and copy this information at the Public Reference Room of the SEC at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like Globe, who file electronically with the SEC. The address of the site is http://www.sec.gov. The reports and other information filed by Globe with the SEC are also available at Globe’s Internet website. The address of the site is www.glbsm.com. We have included the web address of the SEC and Globe as inactive textual references only. Except as specifically incorporated by reference into this document, information on those websites is not part of this document.

Holdco has filed a registration statement on Form F-4, including the exhibits and annexes thereto, with the SEC under the Securities Act to register the Holdco Ordinary Shares that Globe Shareholders will receive in connection with the Business Combination. This proxy statement/prospectus is a part of that registration statement as well as a proxy statement with respect to the special meeting of Globe Shareholders called to consider adoption of the Business Combination Agreement. Holdco may also file amendments to the registration statement. This proxy statement/prospectus does not contain all of the information set forth in the registration statement, and some parts have been omitted in accordance with the rules and regulations of the SEC. You should read the registration statement on Form F-4 and the exhibits and schedules filed with the registration statement as they contain important information about Globe and Holdco and the Holdco Shares.

Each of Globe and Holdco undertake to provide without charge to Globe Shareholders, upon request, by first class mail or other equally prompt means, within one (1) Business Day of receipt of the request, a copy of any or all of the documents incorporated by reference into this proxy statement/prospectus, other than the exhibits to these documents, unless the exhibits are specifically incorporated by reference into the information that this proxy statement/prospectus incorporates.

Requests for copies of the filings of Globe and Holdco should be directed to:

Globe	Holdco

Stephen Lebowitz	José María Calvo-Sotelo

Corporate Secretary	Director

600 Brickell Avenue, Suite 1500	Torre Espacio

Miami, Florida 33131	Paseo de la Castellana 259D

Phone: (786) 509 - 6900	Planta 49

28046 Madrid, Spain

Phone: +34 9159 903495

You may also request copies of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus, by electronic or telephonic request directed to Georgeson, Globe’s proxy solicitor, by calling
1-888-566-3252 (toll-free) or emailing globespecialty@georgeson.com.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows the incorporation by reference into this document of certain information relating to Globe. This means that we can disclose important information to you regarding Globe by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document.

This document incorporates by reference the documents listed below that Globe previously filed with the SEC. They contain important information about Globe and its financial condition.

Globe SEC Filings (SEC File No. 001-34420; CIK No. 1383571)	Period or Date Filed
Annual Report on Form 10-K	Year ended June 30, 2014
Quarterly Reports on Form 10-Q	Quarters ended September 30, 2014, December 31, 2014 and March 31, 2015
Current Reports on Form 8-K	Filed on December 4, 2014, February 23, 2015, May 5, 2015, May 7, 2015, May 12, 2015 and June 11, 2015 (other than the portions of those documents not deemed to be filed)

In addition, Globe also incorporates by reference additional documents that it files with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of the initial registration statement (of which this document forms a part) and prior to the date of the Globe Shareholders’ Meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

Globe has supplied all information contained or incorporated by reference in this document relating to Globe.

Documents incorporated by reference regarding Globe are available from Globe without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone from the appropriate company at the following address:

GLOBE SPECIALTY METALS, INC.

600 BRICKELL AVENUE, SUITE 1500

MIAMI, FLORIDA 33131

(786) 509-6900

You may also request copies of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus, by electronic or telephonic request directed to Georgeson, Globe’s proxy solicitor, by calling 1-888-566-3252 (toll-free) or emailing globespecialty@georgeson.com.

Globe Shareholders requesting documents should do so by                     , 2015 to receive them before the Globe Shareholders’ Meeting. You will not be charged for any of these documents that you request. If you request any incorporated documents from Globe, Globe will mail them to you by first class mail, or another equally prompt means after it receives your request.

None of Holdco, FerroAtlántica or Globe has authorized anyone to give any information or make any representation about the Business Combination or any of the parties that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated in this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

This document contains a description of the representations and warranties that each of FerroAtlántica and Globe made to the other in the Business Combination Agreement. Representations and warranties made by FerroAtlántica, Globe and other applicable parties are also set forth in contracts and other documents that are attached or filed as exhibits to this document or are incorporated by reference into this document. These representations and warranties were made as of specific dates, may be subject to important qualifications and limitations agreed to between the parties in connection with negotiating the terms of the Business Combination Agreement, and may have been included in the Business Combination Agreement for the purpose of allocating risk between the parties rather than to establish matters as facts.

INDEX TO THE FINANCIAL STATEMENT OF VELONEWCO LIMITED

Report of Independent Registered Public Accounting Firm	FIN-2

Statement of Financial Position as at February 5, 2015	FIN-3

Statement of Changes in Equity as at February 5, 2015	FIN-4

Notes to the Consolidated Financial Statements	FIN-5

FIN-1

VELONEWCO LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of VeloNewco Limited:

We have audited the accompanying statement of financial position of VeloNewco Limited (the “Company”) as of February 5, 2015 (date of incorporation) and the related statement of changes in equity. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration over of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VeloNewco Limited as of February 5, 2015, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte, S.L.

Madrid, Spain

May 6, 2015

FIN-2

VELONEWCO LIMITED

STATEMENT OF FINANCIAL POSITION AS AT FEBRUARY 5, 2015 (DATE OF INCORPORATION)

	Note	Feb. 5, 2015 US Dollar

Non-current assets		—
Current assets		—

TOTAL ASSETS		—

Non-current liabilities		—
Current liabilities		—

TOTAL LIABILITIES		—

Equity	4
Share capital		1
Uncalled Capital		(1)

TOTAL EQUITY		—

TOTAL EQUITY AND LIABILITIES		—

Notes 1 to 5 are an integral part of these financial statements.

FIN-3

VELONEWCO LIMITED

STATEMENT OF CHANGES IN EQUITY AS AT FEBRUARY 5, 2015 (DATE OF INCORPORATION)

	Balance as at 02.05.15	Issue of Share capital	Uncalled Capital	Balance as at 02.05.15

Share capital	—	1	(1)	—

Total Equity	—	1	(1)	—

Notes 1 to 5 are an integral part of these financial statements.

FIN-4

VeloNewco Limited

Notes to the financial statements as at February 5, 2015 (Date of incorporation)

1.	General information

VeloNewco Limited is a company incorporated in the United Kingdom (the “Company”). The Company was incorporated on February 5, 2015. Its registered office is in London at Legalinx Ltd, One Fetter Lane, London, EC4A, 1BR, U.K. The sole shareholder of the Company is Grupo Villar Mir, S.A. (Sociedad Unipersonal).

These financial statements are presented in U.S. Dollars (presentation currency), even though the primary currency in which the company operates (functional currency) is the EUR.

2.	Adoption of new and revised Standards

The following new and revised Standards and Interpretations have been adopted in the current year. Their adoption has not had any significant impact on the amounts reported in these financial statements.

1.	Amendments to IAS 39 (Jun 2013) - Novation of Derivatives and Continuation of Hedge Accounting

2.	Amendments to IAS 36 (May 2013) - Recoverable Amount Disclosures for Non-Financial Assets

3.	IFRIC 21 – Levies

4.	Amendments to IFRS 10, IFRS 12 and IAS 27 (Oct 2012) - Investment Entities

At the date of authorisation of these financial statements, the following standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective:

5.	IFRS 9 - Financial Instruments

6.	IFRS 15 – Revenue recognition

7.	Amendment to IAS 27

8.	Amendment to IAS 16 and 38

The Directors do not expect that the adoption of the Standards listed above will have a material impact on the financial statements of the Company in future periods.

3.	Significant accounting policies

The financial statements of the Company as at February 5, 2015 was authorized for issue on May 6, 2015.

Basis of accounting

These financial statements have been issued in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Interpretations Committee (hereinafter, “IFRS as issued by the IASB”).

The financial statements have been prepared on the historical cost basis. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services. The principal accounting policies adopted are set out below.

4.	Equity

As of February 5, 2015, the equity was divided into one registered share with a face value of $1, of one class of ordinary shares. The share is issued but unpaid.

5.	Subsequent events

On February 23, 2015, Grupo FerroAtlántica, S.A. (Sociedad Unipersonal), that is wholly owned by Grupo Villar Mir, S.A. (Sociedad Unipersonal) which is the sole-shareholder of the Company too, a producer of silicon metal, silicon alloys and ferroalloys, and Globe Specialty Metals, Inc. (NASDAQ: GSM), announced they have entered into a definitive agreement under which the two companies will combine in an all-stock transaction to create an international silicon and specialty metals producer which listed on NASDAQ, being intention of both groups of using VeloNewco Limited as the holding of the new Group.

FIN-5

INDEX TO THE FINANCIAL STATEMENTS OF GRUPO FERROATLÁNTICA S.A. AND SUBSIDIARIES

FIN-6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Grupo FerroAtlántica, S.A. (Sociedad Unipersonal):

We have audited the accompanying consolidated statements of financial position of Grupo FerroAtlántica, S.A. (Sociedad Unipersonal) and its subsidiaries (the “Company”) as of December 31, 2013 and 2014, and the related consolidated income statements, statements of comprehensive income, and statements of changes in equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo FerroAtlántica, S.A. (Sociedad Unipersonal) and its subsidiaries as of December 31, 2013 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte, S.L.

Madrid, Spain

May 6, 2015

FIN-7

GRUPO FERROATLÁNTICA, S.A. (SOCIEDAD UNIPERSONAL) AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF 31 DECEMBER 2014 and 2013

Thousands of US dollars

ASSETS	Notes	31/12/14	31/12/13

NON-CURRENT ASSETS:		584,736	731,698

Goodwill	Note 8	2,642	3,397
Other intangible assets	Note 9	50,449	53,744
Property, plant and equipment	Note 10	479,546	546,843
Investment property		471	692
Non-current financial assets	Note 11	8,360	4,747
Deferred tax assets	Note 21	20,606	46,998
Non-current receivables from related parties	Notes 11 & 22	—	56,052
Other non-current assets	Note 13	22,662	19,225

CURRENT ASSETS:		803,422	944,277

Inventories	Note 12	439,017	466,854
Trade and other receivables	Note 11	296,847	339,585
Current receivables from related parties	Note 22	11,729	14,183
Current income tax assets		372	3,856
Current financial assets		237	51,919
Investments in related parties	Notes 11 & 22	—	36,728
Loans to related parties	Notes 11 & 22	—	14,911
Other current financial assets	Note 11	237	280
Other current assets	Note 13	6,569	5,634
Cash and cash equivalents		48,651	62,246

TOTAL ASSETS		1,388,158	1,675,975

EQUITY AND LIABILITIES	Notes	31/12/14	31/12/13

EQUITY:	Note 14	507,677	783,966

Share capital		285,760	285,760
Reserves		393,356	531,060
Translation differences		(152,530)	(68,403)
Valuation adjustments		(20,283)	(13,686)
Profit attributable to the Parent		38,437	28,448
Interim Dividend		(55,041)	—
Non-controlling interests		17,978	20,787

NON-CURRENT LIABILITIES:		468,585	477,125

Deferred income		4,277	5,602
Provisions	Note 15	50,317	50,301
Bank borrowings	Note 16	244,772	227,644

FIN-8

EQUITY AND LIABILITIES	Notes	31/12/14	31/12/13
Obligations under finance leases	Note 17	109,048	132,110
Other financial liabilities	Note 18	10,467	6,307
Other non-current liabilities	Note 20	73	51
Deferred tax liabilities	Nota 21	49,631	55,110

CURRENT LIABILITIES:		411,896	414,884

Provisions	Note 15	6,349	9,961
Bank borrowings	Note 16	147,227	221,838
Obligations under finance leases	Note 17	11,634	11,910
Payables to related parties	Note 22	20,405	9,091
Trade and other payables	Note 19	155,786	106,137
Current income tax liabilities		3,721	2,290
Other current liabilities	Note 20	66,774	53,657

TOTAL EQUITY AND LIABILITIES		1,388,158	1,675,975

Notes 1 to 28 and Appendix I and II are an integral part of the consolidated financial statements

FIN-9

GRUPO FERROATLÁNTICA, S.A. (SOCIEDAD UNIPERSONAL)

AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT FOR 2014, 2013 AND 2012

Thousands of US dollars

	Notes	2014	2013	2012

Sales	Note 24.1	1,466,304	1,463,878	1,479,606
Cost of sales		(889,561)	(910,892)	(921,790)
Other operating income		6,891	36,904	15,676
Staff costs	Note 24.2	(218,043)	(217,527)	(212,427)
Other operating expenses		(165,491)	(197,670)	(199,123)
Depreciation and amortisation charges, operating allowances and write-downs	Note 24.3	(74,752)	(79,103)	(68,582)

Operating profit before impairment losses, net gains/losses on disposals of non-current assets, gains/losses on disposals of non-current assets and other gains and losses	Note 6.16	125,348	95,590	93,360

Impairment losses	Note 24.5	(399)	(1,061)	(15,663)
Net gains/losses due to changes in the value of assets	Note 24.5	(9,472)	6,475	(2,751)
Gains/Losses on disposals of non-current assets		555	448	(13)
Other gains and losses	Note 24.6	(60)	(2,802)	1,487

OPERATING PROFIT		115,972	98,650	76,420

Finance income	Note 24.4	4,771	2,858	5,123
Finance costs	Note 24.4	(37,105)	(47,225)	(45,665)
Exchange differences		7,800	(7,677)	81

PROFIT BEFORE TAX		91,438	46,606	35,959

Income tax	Note 21	(59,707)	(24,558)	(1,280)

PROFIT FOR THE YEAR		31,731	22,048	34,679

Profit / Loss attributable to non-controlling interests	Note 14	6,706	6,400	509

PROFIT ATTRIBUTABLE TO THE PARENT		38,437	28,448	35,188

		2014	2013	2012

Consolidated profit attributable to the Parent (thousands of US dollars)		38,437	28,448	35,188
Average number of shares outstanding		200,000	200,000	200,000

Basic and diluted earnings per share (US dollars)		192.19	142.24	175.94

Notes 1 to 28 and Appendix I and II are an integral part of the consolidated financial statements

FIN-10

GRUPO FERROATLÁNTICA, S.A. (SOCIEDAD UNIPERSONAL) AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR 2014, 2013 AND 2012

Thousands of US dollars

	2014	2013	2012

CONSOLIDATED PROFIT FOR THE YEAR	31,731	22,048	34,679
Items that will not be reclassified subsequently to profit or loss:
Defined benefit obligation	(3,143)	(9,419)	—

Total	(3,143)	(9,419)	—

Items that may be reclassified subsequently to profit or loss:
Arising from cash flow hedges	(6,624)	3,401	(10,239)
Translation differences	6,303	(18,764)	(7,109)
Tax effect	1,987	(981)	3,030

TOTAL INCOME AND EXPENSE RECOGNISED DIRECTLY IN EQUITY	1,666	(16,344)	(14,318)

Items that have been reclassified to profit or loss in the period:

Arising from cash flow hedges	1,689	2,864	2,648
Tax effect	(506)	(859)	(793)

TOTAL TRANSFERS TO PROFIT OR LOSS	1,183	2,005	1,855

OTHER COMPREHENSIVE INCOME FOR THE YEAR, NET OF INCOME TAX	(294)	(23,758)	(12,463)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	31,437	(1,710)	22,216

Attributable to the Parent	38,143	4,690	22,725

Attributable to non-controlling interests	(6,706)	(6,400)	(509)

Notes 1 to 28 and Appendix I and II are an integral part of the consolidated financial statements

FIN-11

GRUPO FERROATLÁNTICA, S.A. (SOCIEDAD UNIPERSONAL) AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR 2014, 2013 AND 2012

Thousands of US dollars

	Share Capital	Reserves	Translation Differences	Valuation Adjustments	Profit for the Year	Interim Dividend	Non-controlling Interests	Total
BALANCE AT 1 JANUARY 2012	285,760	547,234	(91,839)	(3,338)	152,466	(25,878)	27,854	892,259
Total recognised income and expense for 2012	—	—	(7,109)	(5,354)	35,188	—	(509)	22,216
Transactions with shareholders-Dividends paid	—	(126,453)	—	—	—	—	—	(126,453)
Other changes in equity-Distribution of 2011 profit	—	126,588	—	—	(152,466)	25,878	—	—
Other changes	—	(5,922)	14,444	—	—	—	30	8,552

BALANCE AT 31 DECEMBER 2012	285,760	541,447	(84,504)	(8,692)	35,188	—	27,375	796,574

Total recognised income and expense for 2013	—	—	(18,764)	(4,994)	28,448	—	(6,400)	(1,710)
Transactions with shareholders-Dividends paid (see Note 14)	—	(40,535)	—	—	—	—	—	(40,535)
Other changes in equity-Distribution of 2012 profit	—	35,188	—	—	(35,188)	—	—	—
Other changes	—	(5,040)	34,865	—	—	—	(188)	29,637

BALANCE AT 31 DECEMBER 2013	285,760	531,060	(68,403)	(13,686)	28,448	—	20,787	783,966

Total recognised income and expense for 2014	—	—	6,303	(6,597)	38,437	—	(6,706)	31,437
Transactions with shareholders-Dividends paid (see Note 14)	—	(167,177)	—	—	—	(55,041)	—	(222,218)
Other changes in equity-Distribution of 2013 profit	—	28,448	—	—	(28,448)	—	—	—
Other changes	—	1,025	(90,430)	—	—	—	3,897	(85,508)

BALANCE AT 31 DECEMBER 2014	285,760	393,356	(152,530)	(20,283)	38,437	(55,041)	17,978	507,677

Notes 1 to 28 and Appendix I and II are an integral part of the consolidated financial statements

FIN-12

GRUPO FERROATLÁNTICA, S.A. (SOCIEDAD UNIPERSONAL)

AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS FOR 2014, 2013 AND 2012

Thousands of US dollars

	Notes	2014	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:		191,420	166,695	109,470
PROFIT FOR THE YEAR		31,731	22,048	34,679
Adjustments for-		167,651	152,645	127,263
Income tax	Note 21	59,707	24,558	1,280
Depreciation and amortisation charges, operating allowances and write-downs	Note 24.3	74,752	79,103	68,582
Finance income	Note 24.4	(4,771)	(2,858)	(5,123)
Finance costs	Note 24.4	37,105	47,225	45,665
Exchange differences		(7,800)	7,677	(81)
Net impairment losses		399	1,061	15,663
Net gains/losses due to changes in the value of assets		9,472	(2,654)	2,751
Gains/Losses on disposals of non-current and financial assets		(555)	(4,269)	13
Other adjustments		(658)	2,802	(1,487)
(Increase)/decrease in operating working capital-		40,171	45,435	26,864
(Increase)/decrease in inventories		(30,521)	50,422	36,712
(Increase)/decrease in trade receivables		550	5,910	15,884
Increase/(decrease) in trade payables		70,142	(10,897)	(25,732)
Other amounts received/(paid) due to operating activities		17,944	13,530	(4,593)
Income tax recovered (paid)		(28,973)	(19,737)	(29,079)
Interest paid		(37,105)	(47,225)	(45,665)

CASH FLOWS FROM INVESTING ACTIVITIES:		(155,293)	(32,072)	(163,476)

Payments due to investment-		(149,560)	(42,292)	(142,908)
Other investments		—	—	(2,799)
Other intangible assets	Note 9	(8,663)	(9,002)	(19,085)
Property, plant and equipment	Note 10	(45,383)	(31,010)	(77,179)
Non-current financial assets(*)	Note 11	(95,514)	(77)	(24,313)
Current financial assets		—	(2,203)	(19,531)
Disposals-		11	12,180	14,253
Intangible assets		—	214	1,055
Property, plant and equipment		—	1,627	12,863
Non-current financial assets		—	36	94
Current financial assets		11	10,304	242
Interest received		4,771	2,858	5,123
Other amounts paid due to investing activities		(10,514)	(4,818)	(39,944)

CASH FLOWS FROM FINANCING ACTIVITIES:		(50,913)	(139,801)	91,993

Dividends paid	Note 14	(40,116)	(27,498)	(46,100)
Increase/(decrease) in bank borrowings-		(10,737)	(109,499)	140,439
Issuance		180,053	153,494	342,889
Redemption		(190,790)	(262,993)	(202,450)
Other amounts received (paid) due to financing activities		(60)	(2,804)	(2,347)

TOTAL NET CASH FLOWS FOR THE YEAR		(14,785)	(5,178)	37,987

Beginning balance of cash and cash equivalents		62,246	71,631	31,816
Exchange differences on cash and cash equivalents in foreign currencies		1,190	(4,207)	1,828

Ending balance of cash and cash equivalents		48,651	62,246	71,631

(*)	This amount represents a cash movement due to the issuance of an intercompany loan to the sole shareholder in 2014. During 2014, this intercompany loan was canceled against a non-cash dividend as indicated in Note 14. $136,495 thousand was classified as non-current receivables from related parties and $45,607 thousand was classified as current financial assets from related parties.

Notes 1 to 28 and Appendix I and II are an integral part of the consolidated financial statements

FIN-13

Grupo FerroAtlántica, S.A.

(Sociedad Unipersonal)

and Subsidiaries

Consolidated Financial Statements

as of December 31, 2014, 2013 and

2012

FIN-14

Grupo FerroAtlántica, S.A. (Sociedad Unipersonal) and Subsidiaries

Notes to the consolidated financial statements

1.	Identifying data

Grupo FerroAtlántica, S.L. (Sociedad Unipersonal) was incorporated by means of a public deed executed in Madrid on 19 October 2007. Its registered office is in Madrid at Paseo de la Castellana no. 259-D. On 20 June 2011, the sole shareholder, Grupo Villar Mir, S.A. (Sociedad Unipersonal) approved the Company’s re-registration as a public limited liability company and it was re-named Grupo FerroAtlántica, S.A. (Sociedad Unipersonal).

Grupo FerroAtlántica, S.A. (Sociedad Unipersonal) (“the Parent”) in turn heads a group of companies (“the Group”). The Parent engages in the ownership of shares in other companies that engage in the production, distribution and sale, in the Spanish and export markets, of all manner of metals and ferroalloys produced in electric furnaces and hydroelectric power production. The Parent also sells ferroalloys of those subsidiaries that lack an external commercial network.

The Parent of the Group to which the Company belongs is Grupo Villar Mir, S.A. (Sociedad Unipersonal), with registered office in Madrid at Paseo de la Castellana 259-D.

2.	Group activities

Business areas

Grupo FerroAtlántica S.A. is the Parent of a group of businesses in the following areas:

Lines of Business

Energy	Electrometallurgy

The Group currently operates 15 production centres working in the field of electrometallurgy: 5 in Spain, 6 in France, 1 in Venezuela, 2 in South Africa and 1 in China.

The consolidated Group companies and the information relating thereto are included in the Appendix to these notes to the consolidated financial statements. They are all investments in which Grupo FerroAtlántica, S.A. (Sociedad Unipersonal) exercises effective control either directly or indirectly.

FIN-15

The companies composing the Group as of December 31, 2014 (see Appendix I), classified by business activity, were as follows:

Group Companies
FerroAtlántica Group

Energy Segment:	Electrometallurgy Segment:
FerroAtlántica, S.A. (Sociedad Unipersonal) (1)	FerroAtlántica, S.A. (Sociedad Unipersonal) (1) Hidro Nitro Española, S.A. (1)

Hidro Nitro Española, S.A. (1)	FerroAtlántica de Venezuela (FerroVen), S.A.
Alloys International, A.G.
FerroAtlántica I+D, S.L. (Sociedad Unipersonal)
FerroAtlántica y Cía., F. de Ferroaleac. y Metales, S.C.
Cuarzos Industriales, S.A.U. (Sociedad Unipersonal)
Rocas, Arcillas y Minerales, S.A.
FerroAtlántica Deutschland, GmbH
Cuarzos Industriales de Venezuela (Cuarzoven), S.A.
FerroAtlántica de México, S.A. de C.V.
FerroPem, S.A.S.
Silicon Smelters (Pty.), Ltd.
Invesil Free State (Pty.), Ltd.
Vaal Silicon Smelters (Pty.), Ltd.
FerroAtlántica Brasil Mineraçao Ltda.
Ganzi FerroAtlántica Silicon Industry Company, Ltd.
Silicio FerroSolar, S.L.U. (Sociedad Unipersonal)
MangShi Sinice Silicon Industry Company Limited
Photosil Industries, S.A.S. (2)
Emix, S.A.S. (2)
Samquarz (Pty.), Ltd. (2)
Thaba Chueu Mining (Pty.), Ltd. (2)
Rebone Mining (Pty.), Ltd. (2)
FerroQuébec, Inc. (3)

(1)	FerroAtlántica, S.A. (Sociedad Unipersonal) and Hidro Nitro Española, S.A. carry on business activities in both the Electrometallurgy and Energy Segments.
(2)	Companies included in the Group in 2012.
(3)	Company included in the Group in 2014.

Subsidiaries

Subsidiaries are all companies over which the FerroAtlántica Group has control.

Control is achieved when the Parent:

•	has power over the investee;

•	is exposed, or has rights, to variable returns from its involvement with the investee; and

•	has the ability to use its power over the investee to affect the amount of the investor’s returns.

The Parent has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Parent considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power, including:

•	the total voting rights held by the Parent relative to the size and dispersion of holdings of the other vote holders;

FIN-16

•	potential voting rights held by the Company, other vote holders or other parties;

•	rights arising from other contractual arrangements; and

•	any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time these decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary.

The Group uses the acquisition method to account for the acquisition of subsidiaries. According to this method, the consideration transferred for the acquisition of a subsidiary corresponds to the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred also includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Any contingent consideration transferred by the Group is recognised at fair value at the date of acquisition. Subsequent changes in the fair value of the contingent consideration classified as an asset or a liability are recognised in accordance with IAS 39 either in the income statement or the statement of comprehensive income. The costs related to the acquisition are recognised as expenses in the years incurred. The identifiable assets acquired and the liabilities and contingent liabilities assumed in a business combination are initially recognised at their fair value at the date of acquisition. The Group recognises any non-controlling interest in the acquiree at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.

Profit or loss for the period and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests. The Company attributes total comprehensive income to the owners of the parent and to the non-controlling interests even if the profit or loss of the non-controlling interests gives rise to a balance receivable.

When necessary, uniformity adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those of the Group.

All assets and liabilities, equity, income, expenses and cash flows relating to transactions between Group companies are eliminated in full on consolidation.

Changes in scope of consolidation

In 2014 the Canadian company FerroQuébec, Inc., new incorporated, was included in the Group’s scope of consolidation. This company was included in the scope of consolidation following its incorporation on 1 August 2014. The company object of this subsidiary is the production of silicon metal and other related special alloys. The project is currently in the design and development stage until the start up of the plant, which is expected to commence operations in 2017. Once all the scheduled stages of the project are completed this plant will have a silicon metal production capacity of approximately 100,000 tons per year. The Group wholly owns all of its share capital. The directors of the Group’s Parent intend to finance the necessary investment using the eligible capital generated from the Group’s operations and obtaining funds in the banking and debt capital markets.

In 2013 there were no changes in the Group’s scope of consolidation.

The main changes in the scope of consolidation in 2012 relate to the following inclusions:

(a)	Emix, S.A.S.: this company was included in the scope of consolidation following the purchase thereof and the obtainment of an effective controlling interest therein by the Group on 1 June 2012. The Group company Silicio FerroSolar, S.L.U. (Sociedad Unipersonal) holds a 70% stake in this Group company, and the remaining ownership interest is held by several non-controlling shareholders. The company object of this subsidiary, part of the “Silicon Solar Project”, being carried out by the Group, is mainly the manufacture of furnaces for the production of photovoltaic-grade silicon using metallurgical processes, the sale of these furnaces to other Group companies or third parties and, in addition, the sale of photovoltaic-grade silicon produced in these furnaces.

FIN-17

The acquisition cost of this ownership interest, equal to the “Cost of the Business Combination for the Group”, amounted to $4.9 million and had been paid in full at the end of the reporting period.

In 2012 this Group company, which was included in the scope of consolidation on 1 June 2012, as indicated above, contributed “Revenue” before consolidation adjustments of $ 479 thousand and “Loss Attributable to the Parent” of $ 1.010 thousand. If the acquisition were performed in 1 January 2012, the impact on the consolidated statements of income would not had been significant.

In 2014 the Group acquired 30% of capital share, therefore, at December 31, 2014 Group owns 100% of the capital share of the component.

(b)	Samquarz (Pty.), Ltd.: this company was included in the scope of consolidation following the purchase thereof and the obtainment of an effective controlling interest therein by the Group on 1 July 2012. The Group company Thaba Chueu Mining (Pty.), Ltd. owns all the shares of this Group company. The company object of this subsidiary is the operation of a quartz mine, from which the raw material is extracted for the manufacture of silicon and, to a lesser extent, glass and other end products manufactured by third parties which use quartz as a raw material for the production thereof.

At the acquisition date, the acquisition cost of this ownership interest, amounted to approximately ZAR (South African rand) 280 million, equal to $ 35 million, which were paid in full in 2012.

In 2012 this Group company, which was included in the scope of consolidation on 1 July 2012, as indicated above, contributed “Revenue” before consolidation adjustments of $ 9.329 thousand and “Profit Attributable to the Parent” of $703 thousand. If the acquisition were performed in 1 January 2012, the impact on the consolidated statements of income would not have been significant.

3.	Basis of presentation and basis of consolidation

3.1	Basis of presentation

These consolidated financial statements have been issued in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Interpretations Committee (hereinafter, “IFRS as issued by the IASB”).

The consolidated financial statements were issued by Group management on May 6, 2015.

The consolidated financial statements filed, for Spanish statutory purposes, are prepared in accordance with International Financial Accounting Standards endorsed by the European Union which are hereinafter referred to as “EU-IFRS”.

All accounting policies and measurement bases with effect on the consolidated financial statements were applied in their preparation.

The consolidated financial statements were prepared on a historical cost basis, with the exceptions disclosed in the notes to the consolidated financial statements, where applicable, and those situations where IAS-IFRSs requires that financial assets and financial liabilities are valued at fair value.

3.2	International financial reporting standards

Standards and interpretations in force in 2014

In 2014 the following new accounting standards came into force and were therefore taken into account when preparing the accompanying consolidated financial statements:

Application of new accounting standards

FIN-18

a) Standards, interpretations and amendments published by the IASB effective from January 1, 2014, applied by the Group:

•	IAS 32 (Amendment) ‘Offsetting of financial assets and financial liabilities’.

•	IAS 36 (Amendment) ‘Recoverable Amount Disclosures for Non-Financial Assets’.

•	IAS 39 (Amendment) ‘Novation of Derivatives and Continuation of Hedge Accounting’.

•	IFRIC 21 (Interpretation) ‘Levies’.

The applications of these amendments have not had any material impact on these Consolidated Financial Statements

b) Standards, interpretations and amendments published by the IASB that will be effective for periods beginning on or after January 1, 2015:

•	Annual Improvements to IFRSs 2010-2012 and 2011-2013 cycles. These improvements are mandatory for periods beginning on or after July 1, 2014 under IFRS-IASB.

•	Annual Improvements to IFRSs 2012-2014 cycle. These improvements are mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB.

•	IFRS 9 ‘Financial Instruments’. This Standard will be effective from January 1, 2018 under IFRS-IASB.

•	IFRS 15 ‘Revenues from contracts with Customers’. IFRS 15 is applicable for periods beginning on or after 1 January 2017. Earlier application is permitted.

•	IAS 16 (Amendment) ‘Property, Plant and Equipment’ and IAS 38 ‘Intangible Assets’, regarding acceptable methods of amortization and depreciation. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB.

•	IAS 27 (Amendment) ‘Separate financial statements’ regarding the reinstatement of the equity method as an accounting option in separate financial statements. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB.

•	IFRS 10 (Amendment) ‘Consolidated financial statements’ and IAS 28 ‘Investments in associates and joint ventures’ regarding the exemption from consolidation for investment entities. These amendments are mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB.

•	IFRS 11 (Amendment) ‘Joint Arrangements’ regarding acquisition of an interest in a joint operation. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB, earlier application is permitted.

The Group is currently in the process of evaluating the impact on the Consolidated Financial Statements derived from the application of the new standards and amendments that will be effective for periods beginning after December 31, 2014.

3.3	Presentation currency

The Parent’s functional currency is the euro. The functional currencies of the companies composing the Group are those of the primary economic environment in which each company operates. The Group has historically presented its statutory consolidated financial statements in accordance with EU-IFRSs using the euro as the presentation currency and it is the clear intent of the directors to continue, for the purposes of its bylaws, using the euro as the presentation currency in the Group’s consolidated financial statements.

FIN-19

However, for the purposes of submitting the Group’s consolidated financial statements to the United States Securities and Exchange Commission (SEC), the presentation currency is US Dollars and as such the Group has translated its results and financial position pursuant to the provisions indicated in IAS 21 for such purpose.

For the purposes of presenting the Group’s consolidated financial statements in thousands of US dollars, Group management prepared the consolidated financial statements in euros (see Note 3.5) and then converted them into US dollars as detailed below:

•	Assets, liabilities, valuation adjustments at the exchange rates prevailing on the reporting date.

•	Income and expenses at the average exchange rate for the year. In this regard, it should be noted that applying this exchange rate or the rate in force at the date of each transaction does not give rise to significant differences in the Group’s consolidated financial statements.

•	Accumulated exchanged differences related to a foreign operation that is consolidated but not wholly-owned arising from translation and attributable to non-controlling interest are allocated to, and recognized as part of, non-controlling interest in the consolidated statement of financial position.

All differences arising from the aforementioned conversion are recognised in equity under “Translation differences”.

Cash flows are translated using the average exchange rates for the year.

Amounts included in these consolidated financial statements are all expressed in thousands of US dollars, unless otherwise indicated.

3.4	Responsibility for the information and use of estimates

The information in these consolidated financial statements is the responsibility of management of Grupo FerroAtlántica, S.A. (Sociedad Unipersonal).

The preparation of these consolidated financial statements made it necessary for Group management to make certain assumptions and estimates. The main estimates related to the following:

•	The impairment losses on certain assets.

•	The useful life of property, plant and equipment and intangible assets.

•	The fair value of certain unquoted financial assets.

•	The assumptions used in the actuarial calculation of pension liabilities.

•	The discount rate used to calculate the present value of certain collection rights and payment obligations.

•	Provisions for contingencies and environmental liabilities.

•	The calculation of income tax and of deferred tax assets and liabilities.

These estimates were made on the basis of the best information available at 31 December 2014 on the events analysed. However, events that take place in the future might make it necessary to change these estimates. Changes in accounting estimates would be applied in accordance with IAS 8.

At the date of preparation of these consolidated financial statements no events had taken place that might constitute a significant source of uncertainty regarding the accounting effect that such events might have in future reporting periods.

FIN-20

3.5	Basis of consolidation

Consolidation methods

i.	Full consolidation (Subsidiaries)

The financial statements of the subsidiaries are fully consolidated with those of the Parent. Accordingly, all balances and effects of the transactions between consolidated companies are eliminated on consolidation.

Non-controlling interests are presented in “Equity – Non-controlling interests” in the consolidated statement of financial position, separately from the consolidated equity attributable to the Parent’s sole shareholder. The share of non-controlling interests in the profit or loss for the year is presented under “Profit (Loss) attributable to non-controlling interests” in the consolidated income statement.

ii.	Uniformity of items

In order to present the consolidated financial statements using uniform measurement bases, the necessary adjustments and reclassifications were made on consolidation at subsidiaries that apply accounting policies and measurement bases that differ from those used by the Group.

iii.	Translation of foreign currency financial statements

The financial statements of the subsidiaries with a functional currency other than the euro were translated to euros as follows:

•	The assets and liabilities in the consolidated statements of financial position presented (including the comparative figures) were translated at the closing rates prevailing on the date of the consolidated statement of financial position.

•	The income and expense items in the consolidated income statements (including the comparative figures) were translated at the average exchange rates for the period (month) in which they arose.

In presenting the consolidated statement of cash flows, the cash flows, including comparative balances, of the subsidiaries are translated to euros at the average exchange rates prevailing in the month in which the cash flows took place (see Note 6.13).

Thus, on the disposal of a foreign operation, the translation differences relating to that operation deferred as a separate component of consolidated equity are recognised in the consolidated income statement when the gain or loss on disposal is recognised.

4.	Earnings per share

Basic earnings per share, which are shown in the accompanying consolidated income statement, are calculated by dividing the consolidated profit for the year attributable to the Parent by the weighted average number of ordinary shares outstanding during the year, excluding the average number of treasury shares held in the year.

	2014	2013	2012

Consolidated profit attributable to the Parent (thousands of US dollars)	38,437	28,448	35,188
Average number of shares outstanding	200,000	200,000	200,000

Basic and diluted earnings per share (US dollars)	192.19	142.24	175.94

FIN-21

The diluted earnings per share, which are shown in the accompanying consolidated income statement, coincide with the basic earnings per share since there is no potential dilutive effect arising from share options, warrants, convertible debt or other similar financial instruments.

5.	Information on the environment

The Group’s property, plant and equipment include various technical installations intended to protect and improve the environment. The investments made in 2014 amounted to approximately USD 0.8 million (USD 2 million in 2013), the period depreciation charge on which was not material. The ordinary expenses incurred in 2014 to protect and improve the environment, such as those for waste treatment, the control and treatment of atmospheric pollutants and the treatment of liquid effluents, were recognised in the consolidated income statement according to their nature, for approximately USD 737 thousand (USD 356 thousand in 2013).

A provision of USD 1,903 thousand in connection with environmental actions was recognised under “Provisions” (see Note 15) (USD 1,601 thousand in 2013).

There were no extraordinary environmental expenses and the Group is not aware of there being any litigation in progress, claims for compensation or other environmental contingencies in addition to those recognised.

6.	Accounting policies

The principal accounting policies applied in preparing these consolidated financial statements, in accordance with the IFRSs issued by the IASB in force at the date of preparation, are described below. No standards were applied early.

6.1	Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition.

Any excess of the cost of the investments in the consolidated companies over the corresponding underlying carrying amounts acquired, adjusted at the date of first-time consolidation, is allocated as follows:

1.	If it is attributable to specific assets and liabilities of the companies acquired, increasing the value of the assets (or reducing the value of the liabilities) whose market values were higher (lower) than the carrying amounts at which they had been recognised in their balance sheets and whose accounting treatment was similar to that of the same assets (liabilities) of the Group: amortisation, accrual, etc.

2.	If it is attributable to specific intangible assets, recognising it explicitly in the consolidated statement of financial position provided that the fair value at the date of acquisition can be measured reliably.

3.	The remaining amount is recognised as goodwill, which is allocated to one or more specific cash-generating units.

Goodwill is only recognised when it has been acquired for consideration and represents, therefore, a payment made by the acquirer for future economic benefits from assets of the acquired company that are not capable of being individually identified and separately recognised.

On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the gain or loss on disposal.

6.2	Other intangible assets

Other intangible assets are assets without physical substance which can be individually identified either because they are separable or because they arise as a result of a legal or contractual right or of a legal transaction or were developed by the consolidated companies. Only intangible assets whose value can be measured reliably and from which the Group expects to obtain future economic benefits are recognised in the consolidated statement of financial position.

FIN-22

Intangible assets are recognised initially at acquisition or production cost. The aforementioned cost is depreciated systematically over their useful life. At each reporting date, these assets are measured at acquisition cost less accumulated depreciation and any accumulated impairment losses, if any.

The Group’s main intangible assets are as follows:

Development expenditure

Development expenditure is capitalised if it meets the requirements of identifiability, reliability in cost measurement and high probability that the assets created will generate economic benefits. It is depreciated on a straight-line basis over the useful life of the asset, which is between four and ten years, depending on the project.

Expenditure on research activities is recognised as an expense in the year in which it is incurred.

Rights of use

Rights of use granted are depreciated on a straight-line basis over the term in which the right of use was granted from the date it is considered that use commenced. Rights of use are generally depreciated over a period ranging from 10 to 20 years.

Computer software

“Computer software” includes the costs incurred in acquiring or developing computer software, including the related installation. It is depreciated on a straight-line basis over five years.

Computer system maintenance costs are recognised with a charge to income for the year in which they are incurred.

Other intangible assets

This heading includes mainly the following:

•	the expenses incurred during the exploration and feasibility stage of the quartz mines obtained under the right of use granted by FerroAtlántica de Venezuela (FerroVen), S.A., which are depreciated over four years;

•	the mineral reserves from business combinations, depreciated over 38 years; and

•	the supply agreement from business combinations that are depreciated in accordance with the estimated useful life, specifically five (5) years.

6.3	Property, plant and equipment

Cost

The Group recognises items of property, plant and equipment for own use by applying the cost model. Items of property, plant and equipment for own use are initially recognised at acquisition or production cost and are subsequently measured at acquisition or production cost less accumulated depreciation and any accumulated impairment losses.

When the construction and start-up of non-current assets require a substantial period of time, the borrowing costs incurred over that period are capitalised. In 2014, 2013 and 2012 no material borrowing costs were capitalised.

FIN-23

The costs of expansion, modernisation or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalised. Repair, upkeep and maintenance expenses are recognised in the consolidated income statement for the year in which they are incurred.

Property, plant and equipment in the course of construction are transferred to property, plant and equipment in use at the end of the related development period.

Depreciation

The Group companies depreciate their property, plant and equipment by the straight-line method at annual rates based on the following years of estimated useful life:

Years of Estimated Useful Life

Properties for own use	25-50
Plant and machinery	10-20
Tools	12.5-15
Furniture and fixtures	10-15
Computer hardware	4-8
Transport equipment	10-15

The land included under this heading is considered to be an asset with an indefinite useful life and, as such, is not depreciated, but rather it is tested for impairment annually.

Environment

The costs arising from the activities aimed at protecting and improving the environment are accounted for as an expense for the year in which they are incurred. When they represent additions to property, plant and equipment aimed at minimising the environmental impact and protecting and enhancing the environment, they are capitalised to non-current assets.

6.4	Impairment of property, plant and equipment, intangible assets and goodwill

In order to ascertain whether its assets have become impaired, the Group compares their carrying amount with their recoverable amount at the end of the reporting period, or more frequently if there are indications that the assets might have become impaired. Where the asset itself does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the higher of:

•	Fair value: the price that would be agreed upon by two independent parties, less estimated costs to sell, and

•	Value in use: the present value of the future cash flows that are expected to be derived from continuing use of the asset and from its ultimate disposal at the end of its useful life, discounted at a pre-tax rate which reflects the time value of money and the risks specific to the business to which the asset belongs.

If the recoverable amount of an asset (or cash-generating unit) is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount, and an impairment loss is recognised as an expense under “Impairment losses” in the consolidated income statement.

FIN-24

Where an impairment loss subsequently reverses (not permitted in the case of goodwill), the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as “Other income” in the consolidated income statement.

The basis for depreciation is the carrying amount of the assets, deemed to be the acquisition cost less any accumulated impairment losses.

6.5	Financial instruments

Financial assets

The main financial assets held by the Group are assets representing the Group’s collection rights as a result of investments or loans. These rights are classified as current or non-current on the basis of whether they are due to be settled within less than or more than twelve months, respectively, or, if they do not have a specific maturity date (as in the case of marketable securities or investment fund units), whether or not the Group has the intention to dispose of them within less than or more than twelve months.

The Group classifies financial assets based on the purpose for which they were initially acquired and it reviews the classification at the end of each reporting period.

The financial assets held by the Group companies are classified as:

•	Loans and receivables:

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group companies provide cash, goods or services directly to a debtor. They are measured at the principal amount plus the accrued interest receivable. They are classified as non-current assets when they mature within more than twelve months after the end of the reporting period, and as current assets when they mature within less than twelve months from the end of the reporting period.

Loans and receivables originated by the Group companies are measured at the principal amount plus the accrued interest receivable, less any impairment losses, i.e. they are measured at their amortised cost.

The Group companies derecognise a financial asset when the rights to the future cash flows from the financial asset expire or have been transferred and substantially all the risks and rewards of ownership of the financial asset have also been transferred, such as in the case of firm asset sales, factoring of trade receivables in which the Group does not retain any credit or interest rate risk, sales of financial assets under an agreement to repurchase them at fair value and the securitisation of financial assets in which the transferor does not retain any subordinate debt, provide any kind of guarantee or assume any other kind of risk. However, the Group companies do not derecognise financial assets, and recognise a financial liability for an amount equal to the consideration received, in transfers of financial assets in which substantially all the risks and rewards of ownership are retained, such as in the case of note and bill discounting, recourse factoring and sales of financial assets in which the transferor retains a subordinated interest or any other kind of guarantee that absorbs substantially all the expected losses.

•	Other financial assets:

These include mainly deposits and guarantees given by the Group companies. These amounts are restricted until such time as the conditions of each agreement or tender expire. Deposits and guarantees expiring within twelve months are classified as current items and those expiring within more than twelve months are classified as non-current items.

FIN-25

Financial liabilities

Amortised cost:

The main financial liabilities held by the Group companies are held-to-maturity financial liabilities, which are measured at amortised cost. The financial liabilities held by the Group companies are classified as:

•	Bank and other loans:

Loans from banks and other lenders are recognised at the proceeds received, net of transaction costs. They are subsequently measured at amortised cost. Borrowing costs are recognised in the consolidated income statement on an accrual basis using the effective interest method and are added to the carrying amount of the liability to the extent that they are not settled in the period in which they arise.

•	Trade and other payables:

Trade payables are initially recognised at fair value and are subsequently measured at amortised cost using the effective interest method.

Fair value:

The fair value of a financial instrument on a given date is taken to be the amount for which it could be bought or sold on that date by two knowledgeable, willing parties in an arm’s length transaction acting prudently. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an organised market (“quoted price” or “market price”). If this market price cannot be determined objectively and reliably, fair value is estimated on the basis of the price established in recent transactions involving similar instruments or of the present value of all the future cash flows (collections or payments), applying as the discount rate the market interest rate for similar financial instruments (same term, currency, interest rate and equivalent risk rating).

Fair value measurements of assets and liabilities are classified according to the following hierarchy established in IFRS 13:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data.

Financial derivatives

The Group has determined that the majority of the inputs used to calculate the fair value of derivative financial instruments are in Level 2 of the above hierarchy.

In those cases in which inputs classified under Level 3 were used, the Group calculated the impact that such data would have on the total valuation of the derivative financial instruments and determined that such impact was not material. The Group has therefore decided that the entire portfolio of derivative financial instruments is classified under Level 2.

The Group used mid-market prices as observable inputs from external sources of information recognised by the financial markets.

To determine the market value of interest rate derivatives (swaps or IRSs), the Group uses its own IRS pricing model using Euribor and Libor and long-term swaps market curves as inputs. Forwards were valued using spot and forward prices at the end of the reporting period. The techniques used to measure derivatives are based on discounting projected cash flows with market-related curves.

FIN-26

6.6	Inventories

Inventories comprise assets (goods) of the Group companies which:

•	Are held for sale in the ordinary course of business (finished goods); or

•	Are in the process of production for such sale (work in progress); or

•	Will be consumed in the production process or in the rendering of services (raw materials and spare parts).

Inventories are stated at the lower of acquisition or production cost and net realisable value. The cost of each inventory item is generally calculated as follows:

•	Raw materials, spare parts and other consumables and replacement parts: the lower of weighted average acquisition cost and net realisable value.

•	Work in progress and finished and semi-finished goods: the lower of production cost (which includes the cost of materials, labour costs, direct and indirect manufacturing expenses) or net realisable value in the market.

Obsolete, defective or slow-moving inventories have been reduced to net realisable value.

Net realisable value is the estimated selling price less all the estimated costs of selling and distribution.

The amount of any write-down of inventories (as a result of damage, obsolescence or decrease in the selling price) to their net realisable value and all losses of inventories are recognised as expenses in the year in which the write-down or loss occurs. Any subsequent reversals are recognised as income in the year in which they arise.

The consumption of inventories is recognised as an expense in “Cost of sales” in the consolidated income statement in the period in which the revenue from their sale is recognised.

6.7	Biological assets

The Group recognises biological assets when, and only when:

•	It controls the asset as a result of past events;

•	It is probable that future economic benefits associated with the asset will flow to the entity; and

•	The fair value or cost of the asset can be measured reliably.

Biological assets are measured at fair value less estimated costs to sell.

The fair value of forestry plantations is based on a combination of the fair value of the land and of the timber plantations with reference to current timber market prices.

The gains or losses arising on the initial recognition of a biological asset at fair value less costs to sell are included in the consolidated income statement for the period in which they arise.

6.8	Cash and cash equivalents

The Group classifies under “Cash and cash equivalents” any liquid financial assets, such as for example cash on hand and at banks, deposits and liquid investments, that can be converted into cash within three months and are subject to an insignificant risk of changes in value.

FIN-27

6.9	Provisions and contingencies

When preparing the consolidated financial statements, the Parent’s directors made a distinction between:

•	Provisions: present obligations, either legal, contractual, constructive or assumed by the Group companies, arising from past events, the settlement of which is expected to give rise to an outflow of economic benefits the amount and/or timing of which are uncertain; and

•	Contingent liabilities: possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Group companies, or present obligations arising from past events the amount of which cannot be estimated reliably or whose settlement is not likely to give rise to an outflow of economic benefits.

The consolidated financial statements include all the material provisions with respect to which it is considered that it is more likely than not that the obligation will have to be settled. Contingent liabilities are not recognised in the consolidated financial statements, but rather are disclosed, as required by IAS 37 (see Note 23).

Provisions are classified as current or non-current based on the estimated period of time in which the obligations covered by them will have to be met. They are recognised when the liability or obligation giving rise to the indemnity or payment arises, to the extent that its amount can be estimated reliably.

“Provisions” includes the provisions for pension and similar obligations assumed; provisions for contingencies and charges, such as for example those of an environmental nature and those arising from litigation in progress or from outstanding indemnity payments or obligations, and collateral and other similar guarantees provided by the Group companies; and provisions for medium- and long- term employee incentives and the long-service bonus described in Note 15.

Provisions for litigation in progress

At the end of 2014 and 2013, certain court proceedings and claims were in process against the Group companies arising from the ordinary course of their business. The Group’s legal advisers and directors consider that the outcome of the court proceedings and claims will not have a material effect on the consolidated financial statements for the years in which they are settled.

Provisions for pensions and similar obligations

Certain Group companies have undertaken to supplement public retirement, disability and death benefits of those employees who fall into these categories and who have met certain conditions. The related obligations assumed are generally defined contribution plans.

Defined contribution plans

Certain Group employees have defined contribution plans which conform to the Spanish Pension Plans and Funds Law. The main features of these plans are as follows:

•	They are mixed plans covering the benefits for retirement, disability and death of the participants.

•	The sponsor undertakes to make monthly contributions of certain percentages of current employees’ salaries to external pension funds.

The annual cost of these plans is recognised under “Staff costs” in the consolidated income statement.

Defined benefit plans

IAS 19, Employee Benefits requires defined benefit plans to be accounted for:

•	Using actuarial techniques to make a reliable estimate of the amount of benefits that employees have earned in return for their service in the current and prior periods.

FIN-28

•	Discounting those benefits in order to determine the present value of the obligation.

•	Determining the fair value of any plan assets.

•	Determining the total amount of actuarial gains and losses and the amount of those actuarial gains and losses that must be recognised.

The amount recognised as a benefit liability arising from a defined benefit plan is the total net sum of:

•	The present value of the obligations.

•	Plus (minus) any unrecognised actuarial gain (loss).

•	Minus any amount of past service cost not yet recognised.

•	Minus the fair value of plan assets (if any) out of which the obligations are to be settled directly.

The Group recognises provisions for these benefits as the related rights vest and on the basis of actuarial studies. These amounts are recognised under “Provisions” in the consolidated statement of financial position, on the basis of their expected due payment dates. The plan assets are separate from the rest of the Group’s assets and are managed by third parties.

Environmental provisions

In general, the Group estimates provisions for environmental obligations by analysing each case separately and observing the relevant legal provisions. The best possible estimate is made on the basis of the information available and a provision is recognised provided that the aforementioned information suggests that it is probable that the loss or expense will arise and it can be estimated in a sufficiently reliable manner.

6.10	Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the Group, which usually has the option to purchase the assets at the end of the lease under the terms agreed upon when the lease was arranged. All other leases are classified as operating leases.

Finance leases

At the commencement of the lease term, the Group recognises finance leases as assets and liabilities in the consolidated statement of financial position at amounts equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments. To calculate the present value of the lease payments the interest rate stipulated in the finance lease is used.

The cost of assets acquired under finance leases is presented in the consolidated statement of financial position on the basis of the nature of the leased asset. The depreciation policy for these assets is consistent with that for property, plant and equipment for own use.

Finance charges are recognised over the lease term on a time proportion basis.

Operating leases

In operating leases, the ownership of the leased asset and substantially all the risks and rewards relating to the leased asset remain with the lessor.

FIN-29

Lease income and expenses from operating leases are credited or charged to income on an accrual basis depending on whether the Group acts as the lessor or lessee.

6.11	Current assets and liabilities

In general, assets and liabilities are classified as current or non-current based on the Group’s operating cycle. However, in view of the diverse nature of the activities carried on by the Group, in which the duration of the operating cycle differs from one activity to the next, in general assets and liabilities expected to be settled or fall due within twelve months from the end of the reporting period are classified as current items and those which fall due or will be settled within more than twelve months are classified as non-current items.

6.12	Income tax

The current income tax expense is calculated by aggregating the current tax to the change in deferred tax assets and liabilities.

The current income tax expense incurred by the Group companies on an individual basis is determined by applying the tax rate to the taxable profit (tax loss) for the year, calculated on the basis of accounting profit (loss) before tax, increased or decreased, as appropriate, by the permanent differences arising from the application of tax legislation and by the elimination of any tax consolidation adjustments, taking into account tax relief and tax credits.

Deferred tax assets and liabilities include temporary differences measured at the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled.

Deferred tax liabilities are recognised for all taxable temporary differences, except for those arising from the initial recognition of goodwill. Deferred tax assets are recognised to the extent that it is considered probable that the Group will have taxable profits in the future against which the deferred tax assets can be utilised. The deferred tax assets and liabilities recognised are reassessed at the end of each reporting period in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed.

The consolidated income tax expense is calculated by adding together the expense recognised by each of the consolidated companies, increased or decreased, as appropriate, as a result of the tax effect of consolidation adjustments for accounting purposes.

The Parent and the following Group companies file consolidated tax returns as part of the consolidated tax group, the parent of which is Inmobiliaria Espacio, S.A.:

Company

Cuarzos Industriales, S.A.U. (Sociedad Unipersonal)	FerroAtlántica, S.A.U. (Sociedad Unipersonal)

FerroAtlántica I+D, S.L. (Sociedad Unipersonal)	Hidro Nitro Española, S.A. Grupo FerroAtlántica, S.A. (Sociedad Unipersonal)

FerroAtlántica, S.L. y Compañía, Fabricación de Ferroaleaciones y Electrometales, Sociedad Colectiva	Silicio FerroSolar, S.L.U. (Sociedad Unipersonal)

The income tax expense is recognised in the consolidated income statement, except to the extent that it arises from a transaction which is recognised directly in consolidated equity, in which case the related tax is also recognised directly in consolidated equity.

FIN-30

6.13	Foreign currency transactions

The Group’s functional currency is the euro (see Note 3.3). Therefore, transactions in currencies other than the euro are deemed to be “foreign currency transactions” and are recognised by applying the exchange rates prevailing at the date of the transaction.

Foreign currency transactions are initially recognised in the functional currency of the Group by applying the exchange rates prevailing at the date of the transaction.

Subsequently, at each reporting date, monetary assets and liabilities denominated in foreign currencies are translated to euros at the rates prevailing on that date.

Any exchange differences arising on settlement or translation at the closing rates of monetary items are recognised in the consolidated income statement for the year.

In substantially all cases, the Group companies arrange foreign exchange forward options to hedge their exposure to foreign currency risk. Note 6.17 details the Group’s accounting policies for these derivative financial instruments; also, Note 26 to these consolidated financial statements details the financial risk policies of the Group and the Group companies.

The subsidiary in Venezuela, FerroAtlántica de Venezuela, S.A. (“FerroVen”), makes most of its procurement and sale transactions in US dollars; a significant portion of the subsidiary’s flows and balances are denominated in US dollars. Therefore, and in accordance with that established in IAS 21, Group management considers that the financial statements that most reasonably reflect the subsidiary’s financial and equity position and the results of its operations in 2014, 2013 and 2012 are those expressed in the functional currency, the US dollar.

6.14	Revenue recognition

Revenue includes the fair value of the goods sold or services rendered, excluding any related taxes and deducting any discounts or returns as a reduction in the amount of the transaction. Income is recognised when all of the following conditions are met:

•	the Group has transferred to the buyer the significant risks and rewards of ownership of the goods;

•	the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	the amount of revenue can be measured reliably;

•	it is probable that the economic benefits associated with the transaction will flow to the entity; and

•	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

In relation to transactions in the electrometallurgy business, ownership is considered to be transferred at the time agreed upon with customers based on the intercoterm clauses applicable to the transaction.

Income from the energy business is recognised based on the power generated and put on the market at regulated prices, being recognized income when the energy produced is transferred to the system.

Accordingly, interest income is recognised using the effective interest method. Dividend income is also recognised when the shareholder’s rights to receive payment have been established.

6.15	Expense recognition

Expenses are recognised on an accrual basis, i.e. when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises.

FIN-31

An expense is recognized in the consolidated income statement when there is a decrease in the future economic benefits related to a reduction of an asset, or an increase in a liability, which can be measured reliably. This means that an expense is recognized simultaneously with the recognition of the increase in a liability or the reduction of an asset. Additionally, an expense is recognized immediately in the consolidated income statement when a disbursement does not give rise to future economic benefits or when the requirements for recognition as an asset are not met. Also, an expense is recognized when a liability is incurred and no asset is recognized, as in the case of a liability relating to a guarantee.

6.16	Operating profit before impairment losses, net gains/losses on disposals of non-current assets, gains/losses on disposals of non-current assets and other gains and losses

The Group, historically, has been providing to its Shareholders and to third parties, mainly financial institutions that offer financial support to the Group, the amounts presented in the Consolidated Income Statement under the subtotal “Operating profit before impairment losses, net gains/losses on disposals of non-current assets, gains/losses on disposals of non-current assets and other gains and losses”. Additionally, Management of the Group, has been using this subtotal in their analysis of the performance of the Group. In accordance with IAS 1.85a, modified in December 2014, when an entity presents subtotals, those subtotals shall (i) be comprised of line items made up of amounts recognised and measured in accordance with IFRS, (ii) be presented and labelled in a manner that makes the line items that constitute the subtotal clear and understandable, (iii) be consistent from period to period and (iv) not be displayed with more prominence than the subtotals and totals required in IFRS for the statement presenting profit or loss. Consequently, Management of the Group, estimates that the presentation of this subtotal in the face of the Consolidated Income Statement is essential for the understanding of the Group´s operations.

6.17	Financial derivative transactions

In order to mitigate the economic effects of exchange rate and interest rate fluctuations to which it is exposed as a result of its business activities, the Group uses derivative financial instruments, such as currency forwards and interest rate swaps.

The Group’s transactions with financial derivatives are in keeping with the risk management policy described in Note 26 to the accompanying consolidated financial statements.

The derivatives arranged are generally swaps, on the basis of which the Group and banks agree to exchange future interest or currency payments, or both simultaneously. In the case of an interest rate derivative, the usual commitment is to pay a fixed interest rate in exchange for receiving a floating interest rate (“interest rate swap”, IRS). The usual obligation with respect to a foreign currency derivative is to pay or receive a certain amount of euros in exchange for a certain amount of another currency.

The information relating to financial derivatives is presented in accordance with IFRS 7, and the accounting treatment is as follows:

Derivatives are recognised, both initially and subsequent to the end of the reporting period, at fair value (market value) under other financial assets or liabilities, as appropriate, in the consolidated statement of financial position.

Financial derivatives are measured using methods and techniques defined on the basis of observable market inputs and, for such purpose, Group management uses the assessments conducted by experts in this matter.

The recognition of changes in the fair value of a derivative gives rise to a change in equity. The change in equity is recognised directly through “Equity – Valuation adjustments” or indirectly through consolidated profit or loss. The criteria applied in each case are described below.

The fair value of a derivative changes over its term. Changes in fair value arise: as a result of the passage of time; as a result of changes in yield curves; and, in the case of foreign currency derivatives, also as a result of changes in exchange rates.

Only certain derivatives can be considered to qualify for hedge accounting.

FIN-32

The requirements that must be met for a derivative to be considered to qualify for hedge accounting are basically as follows:

a.	The underlying in relation to which the derivative is arranged to mitigate the economic effects that might arise therefrom as a result of fluctuations in exchange rates or in interest rates must initially be identified.

b.	When the derivative is arranged, the reason why it was arranged must be appropriately documented and the hedged risk must be identified.

c.	It must be demonstrated that the hedge is effective from the date of arrangement of the derivative to the date of its settlement, i.e. that it meets the objective initially defined. In order to assess this, the effectiveness of the hedge is tested, and certain levels of effectiveness must be obtained.

The Group verifies periodically over the term of the hedge (at least at the end of each reporting period), that the hedging relationship is effective, i.e. that it is prospectively foreseeable that the changes in the fair value or cash flows of the hedged item (attributable to the hedged risk) will be offset by significant changes in interest rates and that, retrospectively, the gain or loss on the hedge was within a range of 80-125% of the gain or loss on the hedged item.

When the derivative does not qualify for hedge accounting, or the Group voluntarily decides not to apply hedge accounting, the changes in its fair value must be recognised in the consolidated income statement.

For derivatives that qualify for hedge accounting, under the relevant accounting standards, changes in fair value are recognised directly in equity or indirectly through consolidated profit or loss on the basis of the type of hedged risk concerned: All of the Group’s hedges are considered cash flow hedges.

The portion of the gain or loss on the hedging instrument that has been determined to be an effective hedge is recognised temporarily in equity and is recognised in the consolidated income statement in the same period during which the transaction was performed (for example when interest is accrued on a loan) or when it is no longer probable that the future transaction will be carried out.

6.18	Grants

Grants related to assets

Grants related to assets correspond basically to non-refundable grants that are measured at the amount granted or at the fair value of the assets delivered, if they have been transferred for no consideration, and are classified as deferred income when it is certain that they will be received. These grants are allocated to income on a straight-line basis over the useful life of the assets whose costs they are financing. The amounts of the assets and of the grants received are presented separately on the asset and liability sides, respectively, of the consolidated statement of financial position.

The amount of such grants was not material at 31 December 2014, 2013 or 2012.

Grants related to income

These are grants that become receivable by the Group companies as compensation for expenses or losses already incurred and are recognised as income for the period in which they become receivable. The amount of such grants was not material in 2014, 2013 or 2012.

6.19	Termination benefits

Under current labour legislation, the Group companies are required to pay termination benefits to employees whose employment relationship is terminated under certain conditions. The payments for termination benefits, when they arise, are charged as an expense when the decision to terminate the employment relationship is taken. At 31 December 2014, 2013 and 2012, the liabilities in this connection were not material.

FIN-33

6.20	Consolidated statement of cash flows

The following terms are used in the consolidated statement of cash flows, prepared using the indirect method, with the meanings specified:

1.	Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value.

2.	Operating activities: activities constituting the object of the companies forming part of the consolidated Group and other activities that are not investing or financing activities.

3.	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

4.	Financing activities: activities that result in changes in the size and composition of the equity and borrowings of the Group companies that are not operating or investing activities.

7.	Segment reporting

Segment reporting is presented by segment or business unit, since the Group’s organisation, the business decision-making process and the system relating to internal information generated for the Board of Directors are structured in this manner.

The consolidated income statement at 31 December 2014, 2013 and 2012, by segment, is as follows:

2014

	Thousands of US Dollars
	Energy	Electrometallurgy	Consolidation Adjustments/ Eliminations (*)	Total

Sales	49,225	1,417,094	(15)	1,466,304
Cost of sales	(1,789)	(887,772)	—	(889,561)
Other operating income	197	8,142	(1,448)	6,891
Staff costs	(4,214)	(213,829)	—	(218,043)
Other operating expenses	(18,401)	(148,553)	1,463	(165,491)
Depreciation and amortisation charge, operating allowances and write-downs	(5,621)	(69,131)	—	(74,752)

Operating profit before impairment losses, net gains/losses on disposals of non-current assets, gains/losses on disposals of non-current assets and other gains and losses	19,397	105,951	—	125,348

Net impairment losses	—	(399)	—	(399)
Net gains/losses due to changes in the value of assets	—	(9,472)	—	(9,472)
Gains/losses on disposal of non-current assets	—	555	—	555
Other gains and losses	—	(60)	—	(60)

Operation profit	19,397	96,575	—	115,972

Finance income	6,180	4,596	(6,005)	4,771
Finance costs	(8,690)	(34,420)	6,005	(37,105)
Exchange differences	—	7,800	—	7,800
Profit before tax	16,887	74,551	—	91,438
Income tax	(2,055)	(57,652)	—	(59,707)
Profit (Loss) attributable to non-controlling interests	(3)	6,709	—	6,706

Profit attributable to the parent	14,829	23,608	—	38,437

(*)	These amounts correspond to transactions between segments that are eliminated in the consolidation process.

FIN-34

2013

	Thousands of US Dollars
	Energy	Electrometallurgy	Consolidation Adjustments/ Eliminations (*)	Total

Sales	72,196	1,391,689	(7)	1,463,878
Cost of sales	(4,423)	(906,469)	—	(910,892)
Other operating income	190	38,083	(1,369)	36,904
Staff costs	(4,172)	(213,355)	—	(217,527)
Other operating expenses	(26,238)	(172,808)	1,376	(197,670)
Depreciation and amortisation charge, operating allowances and write-downs	(5,619)	(73,484)	—	(79,103)

Operating profit before impairment losses, net gains/losses on disposals of non-current assets, gains/losses on disposals of non-current assets and other gains and losses	31,934	63,656	—	95,590

Net impairment losses	—	(1,061)	—	(1,061)
Net gains/losses due to changes in the value of assets	—	6,475	—	6,475
Gains/losses on disposal of non-current assets	—	448	—	448
Other gains and losses	—	(2,802)	—	(2,802)

Operation profit	31,934	66,716	—	98,650

Finance income	6,362	2,446	(5,950)	2,858
Finance costs	(9,455)	(43,720)	5,950	(47,225)
Exchange differences	—	(7,677)	—	(7,677)
Profit before tax	28,841	17,765	—	46,606
Income tax	(8,655)	(15,903)	—	(24,558)
Profit (Loss) attributable to non-controlling interests	(7)	6,407	—	6,400

Profit attributable to the parent	20,179	8,269	—	28,448

(*)	These amounts correspond to transactions between segments that are eliminated in the consolidation process.

FIN-35

2012

	Thousands of US Dollars
	Energy	Electrometallurgy	Consolidation Adjustments/ Eliminations (*)	Total

Sales	67,387	1,412,219	—	1,479,606
Cost of sales	(15,355)	(906,435)	—	(921,790)
Other operating income	9	16,709	(1,042)	15,676
Staff costs	(3,915)	(208,512)	—	(212,427)
Other operating expenses	(17,906)	(182,259)	1,042	(199,123)
Depreciation and amortisation charge, operating allowances and write-downs	(4,160)	(64,422)	—	(68,582)

Operating profit before impairment losses, net gains/losses on disposals of non-current assets, gains/losses on disposals of non-current assets and other gains and losses	26,060	67,300	—	93,360

Net impairment losses	(1,285)	(14,378)	—	(15,663)
Net gains/losses due to changes in the value of assets	—	(2,751)	—	(2,751)
Gains/losses on disposal of non-current assets	—	(13)	—	(13)
Other gains and losses	54	1,433	—	1,487

Operation profit	24,829	51,591	—	76,420

Finance income	3,777	4,636	(3,290)	5,123
Finance costs	(8,051)	(40,904)	3,290	(45,665)
Exchange differences	—	81	—	81
Profit before tax	20,555	15,404	—	35,959
Income tax	(6,166)	4,886	—	(1,280)
Profit (Loss) attributable to non-controlling interests	(5)	514	—	509

Profit attributable to the parent	14,384	20,804	—	35,188

(*)	These amounts correspond to transactions between segments that are eliminated in the consolidation process.

FIN-36

The consolidated statement of financial position at 31 December 2014, 2013 and 2012, by segment, is as follows:

2014

	Thousands of US Dollars
	Energy	Electrometallurgy	Consolidation Adjustments/ Eliminations (*)	Total

Property, plant and equipment	80,231	399,315	—	479,546
Financial assets	—	8,597	—	8,597
Inventories	8	439,009	—	439,017
Receivables	152,595	303,701	(147,720)	308,576
Other assets	4,024	99,747	—	103,771
Cash and cash equivalents	63	48,588	—	48,651

Total assets	236,921	1,298,957	(147,720)	1,388,158

Equity	74,268	433,409	—	507,677
Deferred income	—	4,277	—	4,277
Provisions	1	56,665	—	56,666
Bank borrowings	11,329	391,137	—	402,466
Obligations under finance leases	116,237	4,445	—	120,682
Trade payables	11,746	312,165	(147,720)	176,191
Other non-trade payables	23,340	96,859	—	120,199

Total equity and liabilities	236,921	1,298,957	(147,720)	1,388,158

(*)	These amounts correspond to transactions between segments that are eliminated in the consolidation process.

FIN-37

2013

	Thousands of US Dollars
	Energy	Electrometallurgy	Consolidation Adjustments/ Eliminations (*)	Total

Property, plant and equipment	87,402	459,441	—	546,843
Financial assets	—	112,718	—	112,718
Inventories	15	466,839	—	466,854
Receivables	171,323	332,163	(149,718)	353,768
Other assets	2,413	131,133	—	133,546
Cash and cash equivalents	9,455	52,791	—	62,246

Total assets	270,608	1,555,085	(149,718)	1,675,975

Equity	74,452	709,514	—	783,966
Deferred income	—	5,602	—	5,602
Provisions	3	60,259	—	60,262
Bank borrowings	12,288	443,501	—	455,789
Obligations under finance leases	143,901	119	—	144,020
Trade payables	7,209	257,737	(149,718)	115,228
Other non-trade payables	32,755	78,353	—	111,108

Total equity and liabilities	270,608	1,555,085	(149,718)	1,675,975

(*)	These amounts correspond to transactions between segments that are eliminated in the consolidation process.

FIN-38

2012

	Thousands of US Dollars
	Energy	Electrometallurgy	Consolidation Adjustments/ Eliminations (*)	Total

Property, plant and equipment	85,711	502,901	—	588,612
Financial assets	—	125,587	—	125,587
Inventories	18	495,136	—	495,154
Receivables	151,838	332,473	(141,027)	343,284
Other assets	2,816	142,440	—	145,256
Cash and cash equivalents	12,946	58,685	—	71,631

Total assets	253,329	1,657,222	(141,027)	1,769,524

Equity	48,277	748,297	—	796,574
Deferred income	—	6,175	—	6,175
Provisions	18	49,989	—	50,007
Bank borrowings	18,110	521,897	—	540,007
Obligations under finance leases	148,476	197	—	148,673
Trade payables	15,289	246,804	(141,027)	121,066
Other non-trade payables	23,159	83,863	—	107,022

Total equity and liabilities	253,329	1,657,222	(141,027)	1,769,524

(*)	These amounts correspond to transactions between segments that are eliminated in the consolidation process.

The notes to the consolidated financial statements include a detail, by geographical segment, of the income and balances receivable and payable in currencies other than the euro and of the property, plant and equipment owned abroad.

Other disclosures relating to the Electrometallurgy Segment

Income from the main products

Income from the main products of the Electrometallurgy Segment is as follows:

	Thousands of US Dollars
	2014	2013	2012

Manganese alloys	316,461	343,392	304,948
Ferrosilicon	284,987	294,982	251,604
Silicon metal	596,207	506,041	538,280
Other silicon based in alloys	103,397	98,399	99,413
Silica fume	31,666	30,164	34,322
Other	84,376	118,711	183,652

	1,417,094	1,391,689	1,412,219

Information about major customers

USD 556,546 thousand of the total income generated by the Group was obtained from its ten main customers in 2014 (USD 551,055 thousand in 2013, USD 580,819 thousand in 2012). It should be noted that no single customer represented more than 10% of the Group’s revenue.

FIN-39

Other disclosures relating to the Energy Segment

2014 and 2013 saw several changes to the regulatory framework applicable to electricity production companies such as the energy Segments of the subsidiaries FerroAtlántica, S.A. (Sociedad Unipersonal) and Hidro Nitro Española, S.A.

Royal Decree-Law 9/2013, of 12 July, adopting urgent measures to guarantee the financial stability of the electricity system, came into force in Spain on 14 July 2013. This Royal Decree-Law abolished the regulatory framework applicable at the time to renewable energies (Royal Decree 661/2007, Royal Decree 1578/2008 and Article 4, additional provision one and section 2 of transitional provision five of Royal Decree-Law 6/2009) and laid the foundations for a new regulatory framework. Pursuant to Royal Decree-Law 9/2013, from the date of entry into force thereof to publication of the provisions required for the new remuneration system to become fully effective, the settlement body will make a payment on account of the computable items earned by the facilities under the special regime, as established in Royal Decree 661/2007, of 25 May.

Electricity Industry Law 24/2013, of 26 December, was published at 2013 year-end.

This new reform of the Electricity Industry Law aims to establish the electricity industry regulations in order to guarantee the supply of electricity and bring it into line with consumers’ needs in terms of safety, quality, efficiency, objectivity and transparency, and at the lowest cost. The law establishes, inter alia, that the remuneration system for renewable energies, combined heat and power and waste management will be based on the required participation of these facilities in the market, while market revenue, where necessary, will be supplemented with a specific, regulated remuneration so as to ensure that these technologies may compete on an equal footing with the other technologies present in the market. This specific, supplementary remuneration, which shall be received in proportion to the income available from the system, must be sufficient for the facilities to achieve the minimum revenue level required to meet the costs which they, in contrast with conventional technologies, are unable to recover in the market, and also to earn a fair return with regard to each standard facility.

Royal Decree 413/2014, which regulates the production of electricity from renewable energy sources, combined heat and power, and waste, was published on 6 June 2014 as implementing legislation for that already introduced in Law 24/2013 and Royal Decree 9/2013. Subsequently, Ministerial Order IET/1045/2014, of 16 June, approving the remuneration parameters of standard facilities applicable to certain electrical power production from renewable energy sources, combined heat and power and waste, was published on 20 June 2014.

In this regard, it is Group management’s opinion that the latest changes in relation to the regulatory framework have not had a significant impact on the continuity of operations of the facilities nor, therefore, on the Group’s ability to meet the payment obligations outstanding at the date of these consolidated financial statements. Similarly and in accordance with applicable legislation, “Other current liabilities” in the consolidated statement of financial position includes USD 6,658 thousand (USD 7,751 thousand in 2013) relating to the surplus payments received and that will be offset with the payments to be received in 2015.

The Group’s installed capacity in Spain is 192 MW. In 2014 these facilities generated 737,022 MWh of electricity (757,600 MWh and 450,000 MWh in 2013 and 2012, respectively). The Group also had an additional output of 20 MW in France, which generated 97,863 MWh in 2014 (108,400 MWh in 2013, 80,000 MWh in 2012).

In Spain, the Group sells all of the power it produces in the wholesale energy market that has been in place in Spain since 1998. Prior to 2013, the Group benefitted from a feed-in tariff support scheme, pursuant to which the Group was able to sell its energy at a price higher than the market price. However, the new regulatory regime introduced in Spain in 2013 has eliminated the availability of the feed-in tariff support scheme for most of the Group’s facilities. The Group has been able to partly mitigate this reduction in prices through the optimization of its power generation such that it operates in peak-price hours, as well as through participation in the “ancillary services” markets whereby The Group agrees to generate power as needed to balance the supply and demand of energy in the markets in which it operates. The Group has considered this new regulation in the impairment test of the energy assets.

FIN-40

8.	Goodwill

The changes in “Goodwill” in 2014 and 2013 were as follows:

	Thousands of US Dollars
	01/01/2013	Exchange differences	31/12/2013	Exchange differences	31/12/2014

Goodwill – Electrometallurgy Segment-SamQuarz (Pty.), Ltd. (South Africa)	2,799	598	3,397	(755)	2,642

At 31 December 2014 and 2013, the analysis conducted by the Parent’s directors in accordance with the requirements of IAS 36 did not disclose any impairment of the goodwill recognised.

In this regard, the main assumptions considered in calculating the value in use of the aforementioned goodwill for 2014 were as follows:

2014

Basis of valuation	Value in use: discounted cash flows
Period of projection of cash flows	5 years
Discount rate	12.9%
Gross margin	23%
Growth rate	5%

9.	Other intangible assets

The detail of “Other intangible assets”, of the related accumulated amortisation and impairment and of the changes therein in 2014 and 2013 is as follows:

	Thousands of US Dollars
	Development Expenditure	Rights of Use	Computer Software	Other Intangible Assets	Accumulated Depreciation (Note 24.3)	Impairment	Total

Balance at 1 January 2013	33,004	23,951	2,288	26,627	(31,468)	(2,639)	51,763
Additions	7,865	114	—	1,023	(6,548)	—	2,454
Disposals and reductions	—	—	—	(214)	—	—	(214)
Impairment (Note 24.5)	—	—	—	—	—	(1,061)	(1,061)
Exchange differences	1,451	1,088	103	(262)	(1,418)	(160)	802

Balance at 31 December 2013	42,320	25,153	2,391	27,174	(39,434)	(3,860)	53,744
Additions	5,846	—	—	2,816	(6,767)	—	1,895
Exchange differences	(5,567)	(3,009)	(286)	(990)	4,200	462	(5,190)

Balance at 31 December 2014	42,599	22,144	2,105	29,000	(42,001)	(3,398)	50,449

All balances at 31 December 2014 and 2013 and all changes in the line items under this heading in 2014 relate in full to the Group’s Electrometallurgy Segment.

The additions in 2014 and 2013 in “Development expenditure” related mainly to the development of the “Silicio Solar” project, undertaken by several Group companies.

The Group has been granted certain rights of use on various assets that will have to be returned, free of charges, in successive years. The cost of the assets associated with these concessions is depreciated over the shorter of the useful life of the assets and the period for use and it is estimated that the costs, if any, to be incurred when the assets are handed over will not be significant.

FIN-41

“Other intangible assets” include USD 7,042 thousand related to the SamQuarz (PTY), Ltd business combination (see Note 2), being their carrying amount as of December 31, 2014 USD 5,768 thousand. These intangible assets are being depreciated during 38 years, the mining reserves and 5 years the supply agreements.

10.	Property, plant and equipment

The detail of “Property, plant and equipment”, of the related accumulated depreciation and impairment and of the changes therein in 2014 and 2013 is as follows:

	Thousands of US Dollars
	Land and Buildings	Plant and Machinery	Other Fixtures, Tools and Furniture	Advances and Property, Plant and Equipment in the Course of Construction	Other Items of Property, Plant and Equipment	Accumulated Depreciation (Note 24.3)	Impairment (Note 24.5)	Total

Balance at 1 January 2013	241,837	958,650	5,050	24,724	27,308	(668,957)	—	588,612
Additions	487	1,152	127	29,244	—	(70,089)	—	(39,079)
Disposals	(185)	(484)	(32)	—	—	701	—	—
Transfers from/(to) other accounts	729	21,594	9	(22,332)	—	—	—	—
Exchange differences and others	5,868	9,746	(258)	755	(566)	(18,235)	—	(2,690)
Balance at 31 December 2013	248,736	990,658	4,896	32,391	26,742	(756,580)	—	546,843
Additions	93	2,413	36	38,720	4,120	(65,948)	(399)	(20,965)
Disposals and other	(58)	(3,182)	(8)	(4,272)	—	7,520	—	—
Transfers from/(to) other accounts	5,657	25,635	421	(31,713)	—	—	—	—
Exchange differences	(25,640)	(97,428)	(151)	(3,525)	(1,715)	82,092	35	(46,332)

Balance at 31 December 2014	228,788	918,096	5,194	31,601	29,147	(732,916)	(364)	479,546

The detail, by Segment, of “Property, plant and equipment” at 31 December 2014 and 2013 net of the related accumulated depreciation, is as follows:

2014

	Thousands of US Dollars
	Land and Buildings	Plant and Machinery	Other Fixtures, Tools and Furniture	Advances and Property, Plant and Equipment in the Course of Construction	Other Items of Property, Plant and Equipment	Accumulated Depreciation	Impairment	Total

Energy Segment	37,307	182,556	83	13,067	—	(152,782)	—	80,231
Electrometallurgy Segment	191,481	735,540	5,111	18,534	29,147	(580,134)	(364)	399,315

	228,788	918,096	5,194	31,601	29,147	(732,916)	(364)	479,546

FIN-42

2013

	Thousands of US Dollars
	Land and Buildings	Plant and Machinery	Other Fixtures, Tools and Furniture	Advances and Property, Plant and Equipment in the Course of Construction	Other Items of Property, Plant and Equipment	Accumulated Depreciation	Total

Energy Segment	42,378	207,365	94	5,276	—	(167,711)	87,402
Electrometallurgy Segment	206,358	783,293	4,802	27,115	26,742	(588,869)	459,441

	248,736	990,658	4,896	32,391	26,742	(756,580)	546,843

There is no indication of impairment in the Group’s property, plant and equipment and it is considered that the recoverable amount of the assets is higher than their carrying amount, net of any depreciation.

The Group has taken out insurance policies to cover the possible risks to which its property, plant and equipment are subject and the claims that might be filed against it in the pursuit of its business activities. These policies are considered to adequately cover the risks to which the related items were subject at 31 December 2014 and 2013.

Property, plant and equipment abroad from Spain

The carrying amount of the Group’s property, plant and equipment abroad was USD 291,012 thousand at 31 December 2014 (USD 331,546 thousand in 2013), the detail being as follows:

	Thousands of US Dollars
	2014	2013

Energy Segment	—	—
Electrometallurgy Segment (1)-
France	78,530	92,488
South Africa	76,283	86,369
Republic of China	70,797	78,256
Others	65,402	74.467

Total	291,012	331,580

(1)	Electrometallurgy Segment: this relates to the value of the electrometallurgy (ferroalloy) and silicon metal plants located in France (owned by FerroPem, S.A.S., Photosil Industries, S.A.S. and Emix, S.A.S.), Venezuela (owned by FerroAtlántica de Venezuela (FerroVen), S.A.), People’s Republic of China (owned by Ganzi FerroAtlántica Silicon Industry Co. Ltd. and MangShi Sinice Silicon Industry Company Limited) and South Africa (owned by the South African subgroup headed by Silicon Smelters (Pty.), Ltd.).

Charges

Certain of the Group’s items of property, plant and equipment with a carrying amount of approximately USD 62,949 thousand at 31 December 2014 (approximately USD 71,215 thousand in 2013) have been mortgaged as security for bank loans received and other payables against which USD 32,011 thousand had been drawn down (USD 40,195 thousand in 2013).

FIN-43

Finance leases

The balances of the main assets held by the Group companies under finance leases, included in “Plant and Machinery” in the previous disclosure, are as follows:

	Lease Term (Years)			Thousands of US Dollars
		Time Elapsed (Years)	Cost (Euros)	Cost	Accumulated Depreciation	Carrying Amount	Interest Payable	Lease Payments Outstanding (*)

Year 2014- Hydroelectrical installations (*)	10	2.6	109,047	132,394	(77,767)	54,627	—	116,237

Year 2013- Hydroelectrical installations (*)	10	1.6	109,047	150,387	(84,183)	66,204	—	143,901

(*)	See also Note 17.

These assets will revert back to the Spanish State, free of charges, between 2038 and 2060. The costs incurred at the time of the reversal are not deemed to be significant.

Commitments

At 31 December 2014 the Group has USD 31.55 million of capital expenditures commitments, primarily relating to the addition of 19 MW of annual capacity to existing hydroelectric power plants.

At 31 December 2013 there were no commitments to acquire property, plant and equipment of significant amounts.

11.	Financial assets

The detail of “Non-current financial assets”, “Trade and other receivables” and “Current financial assets” at 31 December 2014 and 2013 is as follows:

2014

	Thousands of US Dollars
	Non- Current	Current	Total

Trade and other receivables	—	296,847	296,847

Financial assets held with third parties:
Loans and receivables	7,062	237	7,299
Other financial assets	1,298	—	1,298

	8,360	237	8,597

	8,360	297,084	305,444

FIN-44

2013

	Thousands of US Dollars
	Non- Current	Current	Total

Trade and other receivables	—	339,585	339,585

Financial assets held with third parties:
Loans and receivables (*)	3,282	280	3,562
Other financial assets	1,465	—	1,465

	4,747	280	5,027

Financial assets held with Group and related companies (see Note 22):
Investments in Obrascon Huarte Laín, S.A.	—	36,728	36,728
Loans and receivables (*)	56,052	14,911	70,963

	56,052	51,639	107,691

	60,799	391,504	452,303

(*)	In 2014 the Group’s Parent delivered an additional cash flow amount of $95,514 thousand held with the Group and related parties and with third parties. This amount was canceled against a portion of the dividends distributed by the Group to its sole shareholder (see Note 14).

Trade and other receivables

The detail of “Trade and other receivables” in the accompanying consolidated statements of financial position at 31 December 2014 and 2013 is as follows:

	Thousands of US Dollars
	2014	2013

Trade receivables	248,916	276,499
Trade notes receivable	1,375	142
Unmatured discounted notes and bills	6,256	13,984
Doubtful trade receivables	7,220	5,518
Tax receivables (1)	18,816	35,239
Employee receivables	342	542
Other receivables	21,142	13,179
Less – Impairment losses on uncollectible trade receivables	(7,220)	(5,518)

	296,847	339,585

(1)	“Tax receivables” relates mainly to VAT borne, to be offset or refunded by the tax authorities in the countries in which the Group companies are located, mainly Spain (FerroAtlántica), Venezuela (FerroVen) and China (MangShi).

The fair value of the balances included under this heading, which are expected to be settled within less than one year, does not differ substantially from their carrying amount and, therefore, these balances have not been adjusted to amortised cost.

FIN-45

The age of the past-due receivables for which no allowance had been recognised is as follows:

	Thousands of US Dollars
	2014	2013

0-90 days	52,551	67,650
90-180 days	946	19,870
180-360 days	—	4,508
More than 360 days	—	—

	53,497	92,028

Average collection period (days)	69	68

The changes in 2014 and 2013 in “Impairment losses” were as follows:

Thousands of US Dollars

Balance at 1 January 2013	6,320
Reversed	(170)
Amount in used	(1,218)
Exchange differences	586

Balance at 31 December 2013	5,518
Charge for the year	2,646
Reversed	(61)
Exchange differences	(883)

Balance at 31 December 2014	7,220

The Group recognised the related valuation adjustments to cover the risk of possible bad debts that might arise (see Note 24.3).

At 31 December 2014 and 2013, there was no concentration of balances with the same customer representing more than 10% of the amount recognised in the various line items under “Trade and other receivables” (see Note 7).

Factoring without recourse arrangements

The following Group companies entered into factoring without recourse agreements, the amounts of which at the reporting date were as follows:

	Thousands of US Dollars
Group Company	2014	2013

FerroAtlántica, S.A. (Sociedad Unipersonal)	37,081	13,630
FerroPem, S.A.S.	12,621	—
Silicon Smelters (Pty), Ltd.	7,629	3,777
Hidro Nitro Española, S.A.	4,362	5,922
Grupo FerroAtlántica, S.A. (Sociedad Unipersonal)	2,318	11,881

	64,011	35,210

These amounts were derecognised from the consolidated statement of financial position as the directors consider that substantially all the risks and rewards associated with the receivables, as well as control over the receivables, have been transferred, since there are no repurchase agreements between the Group companies and the banks that have acquired the assets, and the banks may freely dispose of the acquired assets without the Group companies being able to limit this right in any manner. The Group companies continue to manage collections of these receivables.

FIN-46

Transfer of financial assets (commercial discounting of accounts receivable)

In trade discount transactions (recourse factoring) carried out by Group companies, it is understood that the risks and rewards associated with the discounted receivables have not been transferred, given that if these receivables are not collected on maturity, the bank has the right to claim the unpaid amount from the Group companies.

In this regard, the related Group companies recognised the amount receivable under “Trade notes receivable” with a credit to “Bank borrowings – Payables in relation to discounted notes and bills” (see Note 16), until they are collected or settled.

Loans and receivables

“Loans and receivables” includes the loans granted to third parties:

	Thousands of US Dollars
	2014		2013
	Non-Current	Current	Non-Current	Current

Accounts receivable from third parties	7,062	237	3,282	280

	7,062	237	3,282	280

These accounts receivable relate mainly to payments made to local public-sector entities pursuant to the legislation applicable to various Group companies, which are subsequently reimbursed by such entities or by third-party loans. These accounts are valued at amortised cost.

The planned long-term (non-current) maturity of these accounts receivable at 31 December 2014 and 2013 was as follows:

2014

	Thousands of Euros
	2016	2017	2018	2019	Other	Total

Accounts receivable from third parties	4,507	254	215	209	1,877	7,062

2013

	Thousands of Euros
	2016	2017	2018	2019	Other	Total

Accounts receivable from third parties	255	257	263	237	2,270	3,282

FIN-47

12.	Inventories

The detail of “Inventories” in the accompanying consolidated statements of financial position at 31 December 2014 and 2013 is as follows:

	Thousands of US Dollars
	2014	2013

Finished industrial goods	281,368	297,689
Raw materials in progress and industrial supplies	142,970	157,005
Other inventories	20,257	18,532
Advances to suppliers	137	263
Less – Write-downs	(5,715)	(6,635)

	439,017	466,854

The changes in 2014 and 2013 in “Write-downs” were as follows:

Thousands of US Dollars

Balance at 1 January 2013	7,930
Charge for the year	616
Reversed	(479)

Net write-down (Note 24.3)	137

Amount in used	(1,729)
Exchange differences	297

Balance at 31 December 2013	6,635
Charge for the year	227
Reversed	(365)

Net write-down (Note 24.3)	(138)

Exchange differences	(782)

Balance at 31 December 2014	5,715

The write-downs in 2014 and 2013 were recognised to adjust the acquisition or production cost to the net realisable value of the inventories.

The amount of the purchase commitments of the various Group companies was not significant at the 2014 and 2013 reporting dates.

The Group companies have taken out insurance policies to sufficiently cover the costs and expenses arising from possible future losses relating to inventories.

Also, at December 31, 2014 approximately USD 59.7 million of these assets are securing the loan granted to the subsidiary Silicon Smelters (Pty.) Ltd. (USD 55.6 million at 31 December 2013).

FIN-48

13.	Other assets

The detail of this heading at 31 December 2014 and 2013 is as follows:

	Thousands of US Dollars
	2014			2013
	Non- Current	Current	Total	Non- Current	Current	Total

Guarantees and deposits given	3,966	—	3,966	4,288	—	4,288
Prepayments and accrued income	—	1,336	1,336	—	1,274	1,274
Biological assets	17,024	—	17,024	13,384	—	13,384
Other assets	1,672	5,233	6,905	1,553	4,360	5,913

	22,662	6,569	29,231	19,225	5,634	24,859

“Biological assets” includes the forest plantations of the South African subsidiary Silicon Smelters (Pty.), Ltd., which are used for the production of silicon metal. It should be noted that the plantations are measured at fair value less the incremental costs to be incurred until the related products are at the point of sale. The main assumptions used include the number of hectares planted, and the age and average annual growth of the plantations. The changes in value of this asset are recognised in “Net gains/losses due to changes in the value of assets” in the consolidated income statement for the year (See Note 24.5).

In particular, the methods and assumptions used in determining the fair value are as follows:

•	The arm’s length price (market price) used by the market for wood of varying ages. It should be noted that Silicon Smelters does not normally use production cost to measure the wood.

•	The wood pulp industry Mean Annual Increment (MAI) index of 15 for gum and 10.5 for pine is used to determine the annual growth rate of the plantations.

•	The density index used to convert cubic meters of wood to metric tons is 0.94 for pine and 1 for wood pulp.

•	Lastly, it should be noted that the foregoing assumptions were applied on a consistent basis in recent years.

Third parties have filed claims against this investee in respect of a portion of these plantations, but it is not possible to assess the financial exposure in this connection. The cost of the plantations that are the subject of claims amounts to USD 2,160 thousand (USD 2,364 thousand in 2013). In this regard, Group management considers the risk of these claims to be remote and, therefore, no provision has been recognised in this connect.

14.	Equity

Share capital

The share capital of Grupo FerroAtlántica, S.A. (Sociedad Unipersonal) at 31 December 2014, 2013 and 2012 was represented by 200,000 fully subscribed and paid shares of EUR 1,000 par value each. All the shares carry the same voting and dividend rights.

At 31 December 2014, 2013 and 2012, the Parent’s sole shareholder was Grupo Villar Mir, S.A. (Sociedad Unipersonal). The Parent’s sole-shareholder status is registered at the Mercantile Registry.

Legal reserve

Under the Spanish Limited Liability Companies Law, the Group must transfer 10% of net profit for each year to the legal reserve until the balance of this reserve reaches at least 20% of the share capital. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount. Otherwise, until the legal reserve exceeds 20% of share capital, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

FIN-49

At 31 December 2014, 2013 and 2012, the legal reserve had reached the legally required minimum in accordance with the current legislation applicable to it.

Valuation adjustments

The detail of this heading in the consolidated statements of financial position at 31 December 2014, 2013 and 2012 is as follows:

	Thousands of US Dollars
	2014	2013	2012

Actuarial gains and losses	(12,562)	(9,419)	—
Hedging instruments and other	(7,721)	(4,267)	(8,728)

	(20,283)	(13,686)	(8,728)

Capital management

The Group’s core objective is to maintain a balanced and sustainable capital structure through the economic cycles of the industries in which it has a presence, while keeping the cost of capital at competitive levels so as to fund the Group’s growth. The main sources of financing are as follows:

1.	Cash flows from continuing operations.

2.	Long-term corporate financing through each of the Group’s main subsidiaries and in the currency in which they operate. The Group’s general policy is for each of the subgroup heads to be financed without recourse to or guarantees provided by the Parent.

3.	Liquidity facilities taken out by the Parent under bilateral agreements with banks, to provide the Group with flexibility in its cash management activities.

In the case of Venezuela in particular, given the complexity of its financial market and the restrictions on capital flows, long-term financing is structured through intercompany loan agreements.

In this regard, the capital structure is controlled through the leverage ratio, i.e. the ratio of net financial debt to consolidated equity and through other financial ratios included in our financial borrowings (see note 16). Group management considers that the leverage ratio at 31 December 2014, 2013 and 2012 was adequate, the detail being as follows:

	Thousands of US Dollars
	2014	2013	2012

Consolidated equity	507,677	783,966	796,574
Gross financial debt (*)	523,148	599,809	688,680
Cash and cash equivalents	(48,651)	(62,246)	(71,631)

Net financial debt	474,497	537,563	617,049

Net financial debt/Consolidated equity (**)	93.46%	68.57%	77.46%

(*)	Including the carrying amount (fair value) of the hedging derivatives recognised, arranged by several Group companies.
(**)	Some bank borrowings include conditions related to the achievement of a leverage ratio lower than 100%.

FIN-50

The distribution of the Group’s borrowings between non-current and current is as follows:

	Thousands of US Dollars
	2014	%	2013	%	2012	%

Non-current gross financial debt	364,287	70	366,061	61	292,546	42
Current gross financial debt	158,861	30	233,748	39	396,134	58

Total gross financial debt	523,148	100	599,809	100	688,680	100

Dividends policy

The distribution of dividends in 2014 from the Parent to the sole shareholder consisted of:

•	On 25 July 2014 and 5 August 2014, the Parent’s Board of Directors resolved to distribute dividends through a cash payment of $13,440 thousand and $26,676 thousand, respectively, with a charge to “Voluntary reserves”.

•	On 29 December 2014, the Parent’s Board of Directors also resolved to distribute dividends of $127,061 thousand with a charge to “Voluntary reserves”. Payment of the dividends was effected by transferring and/or offsetting certain collection rights against the Parent’s sole shareholder that the Parent and certain Group companies had with the sole shareholder.

•	Lastly, on this date the Parent’s Board of Directors also resolved to distribute dividends of $55,041 thousand with a charge to “Interim dividends” out of 2014 profit. Payment of the dividends was made through the delivery of financial assets amounting to $32,438 thousand to the Parent’s sole shareholder and by cancelling the collection rights against the sole shareholder in the amount of $22,603 thousand.

Of the total dividends issued by FerroAtlántica during 2014 cancelling the collection rights against the sole shareholder, $136,495 thousand were classified as non-current receivables from related parties and $45,607 thousand were classified as current financial assets from related parties.

The distribution of dividends in 2013 from the Parent to the sole shareholder consisted of:

•	On 1 July 2013 and 17 December 2013, the Parent’s Board of Directors resolved to distribute dividends of $13,037 thousand and $27,498 thousand, respectively, with a charge to “Voluntary Reserves”, of which $27,498 thousand were paid in cash and the remainder was settled by delivering financial assets worth $13,037 thousand to the Parent’s sole shareholder.

The distribution of dividends in 2012 from the Parent to the sole shareholder consisted of:

•	On 28 September 2012 and 28 November 2012, the Parent’s Board of Directors resolved to distribute dividends of $46,100 thousand and $80,688 thousand, respectively, with a charge to “Voluntary Reserves”. Payment of the dividends was effected by offsetting accounts receivable by the Parent from its sole shareholder amounting to $80,353 thousand and, in addition, through a cash payment of $46,100 thousand.

These compensations through the delivery of financial assets are the main non-cash transactions performed by the Group.

Non-controlling interests

The balance of “Non-controlling interests” in the consolidated statement of financial position relates to the value of the interest of non-controlling shareholders in the fully consolidated Group companies. Also, the balance of “Profit (Loss) attributable to non-controlling interests” in the consolidated income statement represents the share of non-controlling shareholders in the profit for the year.

FIN-51

The changes in “Non-controlling interests” in the consolidated statements of financial position in 2014 and 2013 were as follows:

	Thousands of US Dollars
	01/01/2013	Profit/ (Loss) for the Year	Translation Differences and Other	31/12/2013	Profit/ (Loss) for the Year	Translation Differences and Other	31/12/2014

FerroAtlántica de Venezuela (FerroVen), S.A.	18,619	(4,619)	(1,082)	12,918	(7,655)	534	5,797
Rocas, Arcillas y Minerales, S.A.	1,019	(598)	(14)	407	736	(112)	1,031
Ganzi FerroAtlántica Silicon Industry Co. Ltd.	6,792	(325)	(873)	5,594	(35)	(908)	4,651
Thaba Chueu Mining (Pty.), Ltd.	326	(570)	(128)	(372)	312	4,612	4,552
Other	619	(288)	1,909	2,240	(64)	(229)	1,947

	27,375	(6,400)	(188)	20,787	(6,706)	3,897	17,978

At 31 December 2014, there were no non-controlling shareholders that held more than 10% of the share capital of the main Group companies, except in the case of the subsidiary FerroAtlántica Brasil Mineraçao, Ltda., whose non-controlling shareholder, with a 20% ownership interest in its share capital, is the Brazilian company Zeus; the subsidiary Rocas, Arcillas y Minerales, in which several non-controlling shareholders (natural persons) hold a 33% ownership interest; the subsidiary Ganzi FerroAtlántica Silicon Industry Company Ltd., whose non-controlling shareholder, with a 25% ownership interest in its share capital, is the Chinese company Gan Zi Kang Ding ShunDa Silicon Co., Ltd.

15.	Provisions

The detail of this heading at 31 December 2014 and 2013 is as follows:

	Thousands of US Dollars
	2014			2013
	Non- Current	Current	Total	Non- Current	Current	Total

Provision for pensions	44,927	—	44,927	44,437	—	44,437
Environmental provision (Note 5)	1,043	860	1,903	1,216	385	1,601
Provisions for litigation	—	807	807	—	1,303	1,303
Provisions for third-party liability	4,316	4,593	8,909	4,648	7,153	11,801
Other provisions	31	89	120	—	1,120	1,120

	50,317	6,349	56,666	50,301	9,961	60,262

FIN-52

The changes in the various line items of “Provisions” in 2014 and 2013 were as follows:

	Thousands of US Dollars
	Provision for Pensions	Environmental Provision	Provisions for Litigation in Progress	Provisions for Third-Party Liability	Other Provisions	Total

Balance at 1 January 2013	30,105	1,570	1,633	15,503	1,196	50,007
Charges for the year	8,897	—	—	—	—	8,897
Provisions reversed with a credit to income	—	—	—	(4,241)	—	(4,241)
Amounts used	(2,826)	—	(389)	—	—	(3,215)
Provision against equity	9,419	—	—	—	—	9,419
Exchange differences and others	(1,158)	31	59	539	(76)	(605)

Balance at 31 December 2013	44,437	1,601	1,303	11,801	1,120	60,262
Charges for the year	5,663	551	—	338	—	6,552
Provisions reversed with a credit to income	—	—	—	(1,718)	—	(1,718)
Amounts used	(3,123)	—	(372)	(240)	(9)	(3,744)
Provision against equity	3,143	—	—	—	—	3,143
Exchange differences and others	(5,193)	(249)	(124)	(1,272)	(991)	(7,829)

Balance at 31 December 2014	44,927	1,903	807	8,909	120	56,666

The main provisions relating to employee obligations are as follows:

France

These relate to various obligations assumed by Ferropem, S.A. with various groups of employees relate to long-service benefits, medical insurance supplements and retirement obligations, all of which are defined benefit obligations, whose changes in 2014 and 2013 were as follows:

	Thousands of US Dollars
	2014	2013

Obligations at beginning of year	29,682	18,584
Current service cost	1,508	2,152
Borrowing costs	901	511
Actuarial differences	3,548	8,513
Benefits paid	(1,598)	(1,298)
Exchange differences	(3,926)	1,220

Obligations at end of year	30,115	29,682

The subsidiary recognised provisions in this connection based on an actuarial study performed by an independent expert.

South Africa

South African Group companies provide medical aid to their employees and their families. At 31 December 2014, the provision recognised in this connection amounted to USD 7,201 thousand (USD 7,095 thousand at 31 December 2013). At the aforementioned date, the effect of a 1% change in the cost of the medical aid would have amounted to approximately USD 1,456 thousand (USD 1,226 thousand 31 December 2013).

Venezuela

The Group company FerroVen has pension obligations to all of its employees who, once reaching retirement age, have accumulated at least 15 years of service at the company and receive a Venezuelan Social Security Institute (IVSS) pension. In additional to the pension paid by the IVSS, 80% of the basic salary accrued when the pension benefit is awarded is guaranteed and paid by means of a lifelong monthly pension. At 31 December 2014 and 2013, the provision recognised in this connection, based on the actuarial studies performed by independent experts, amounted to USD 2,565 thousand and USD 4,661 thousand, respectively.

FIN-53

The summary of the main actuarial assumptions used to calculate the aforementioned obligations is as follows:

	France		South Africa		Venezuela
	2014	2013	2014	2013	2014	2013

Salary increase	2%-6.5%	2%-6.5%	7.2%	N/A	20%	20%
Discount rate	2%	3.15%	8.4%	9.25%	39.39%	39.39%
Expected inflation rate	2%	2%	6.20%	7.5%	35%	35%
Mortality	TGH05/TGF05	TGH05/TGF05	N/A	N/A	UP94	UP94
Retirement age	63	63	63	63	63	63

Provisions for third-party liability

The amounts recognised under this heading relate to current obligations due to legal claims or obligations arising from past actions that involve a probable outflow of resources that can be reliably estimated. At the date of preparation of these consolidated financial statements, there were no lawsuits in progress the outcome of which could significantly affect the Group’s equity position.

16.	Bank borrowings

The detail of “Non-current liabilities – Bank borrowings” and “Current liabilities – Bank borrowings” at 31 December 2014 and 2013 is as follows:

2014

	Limit (Millions of US Dollars)	Thousands of US Dollars
		Non-Current Amount Drawn Down	Current Amount Drawn Down	Total

Borrowings to finance investments	213	115,500	58,290	173,790
Credit facilities	271	117,734	72,471	190,205
Discounted bills and notes	41	—	7,990	7,990
Other	20	11,538	8,476	20,014

	545	244,772	147,227	391,999

FIN-54

2013

		Thousands of US Dollars
	Limit (Millions of US Dollars)	Non-Current Amount Drawn Down	Current Amount Drawn Down	Total

Borrowings to finance investments	258	157,878	58,734	216,612
Credit facilities	250	17,611	133,636	151,247
Discounted bills and notes	46	—	13,984	13,984
Other (*)	113	52,155	15,484	67,639

	667	227,644	221,838	449,482

(*)	Includes primarily two financing lines, arranged by FerroPem, S.A.S. within the framework of the syndicated bank loan entered into with a syndicate of banks, with BNP Paribas acting as the agent bank (see “Non-current borrowings to finance investments” in this Note).

The detail, by currency, of the non-current and current bank borrowings is as follows:

2014

		Thousands of US Dollars
	Limit (Millions of US Dollars)	Non-Current Amount Drawn Down	Current Amount Drawn Down	Total

Borrowings in euros	403	222,774	83,400	306,174
Borrowings in foreign currencies	142	21,998	63,827	85,825

	545	244,772	147,227	391,999

2013

		Thousands of US Dollars
	Limit (Millions of US Dollars)	Non-Current Amount Drawn Down	Current Amount Drawn Down	Total

Borrowings in euros	430	160,087	121,285	281,372
Borrowings in foreign currencies	237	67,557	100,553	168,110

	667	227,644	221,838	449,482

FIN-55

The detail, by Segment, of the Group’s loans and credit facilities at 31 December 2014 and 2013 is as follows:

2014

	Thousands of US Dollars
	Loans to Finance Investments	Credit Facilities	Discounted Bills and Notes	Other	Total

Energy Segment	1,700	—	—	—	1,700
Electrometallurgy Segment	172,090	190,205	7,990	20,014	390,299

	173,790	190,205	7,990	20,014	391,999

2013

	Thousands of US Dollars
	Loans to Finance Investments	Credit Facilities	Discounted Bills and Notes	Other	Total

Energy Segment	4,827	3,584	—	—	8,411
Electrometallurgy Segment	211,785	147,663	13,984	67,639	441,071

	216,612	151,247	13,984	67,639	449,482

At 31 December 2014, the detail, by maturity, of the non-current bank borrowings is as follows:

	Thousands of US Dollars
	2016	2017	2018	2019	Other	Total

Borrowings to finance investments	49,516	21,837	23,866	5,087	15,194	115,500
Credit facilities	65,528	—	52,206	—	—	117,734
Other	1,124	543	2,973	554	6,344	11,538

	116,168	22,380	79,045	5,641	21,538	244,772

The average interest rates applicable to the Group’s financial borrowings in 2014 and 2013 were 5.07% and 6.78%, respectively.

FIN-56

Borrowings to finance investments

“Borrowings to finance investments” includes bank borrowings, secured by in real guarantee, arranged to finance investments in non-current assets, including most notably the following:

2014

					Thousands of US Dollars
				Limit	31/12/2014
Company	Bank	Purpose	Maturity	(Millions of US Dollars)	Non-Current	Current	Total

FerroAtlántica, S.A. (Sociedad Unipersonal) (1)	Syndicated, agent bank – Santander	Corporate finance	2016	63	22,990	14,005	36,995
Silicon Smelters (Pty.), Ltd. (2)	Standard Bank	Sundry investments	2018	17	14,060	3,244	17,304
Silicon Smelters (Pty.), Ltd.	Standard Bank	Sundry investments	2016	22	—	14,706	14,706
FerroPem, S.A.S. (3)	Syndicated, agent bank – BNP Paribas	Syndicated financing for sundry investments	2018	42	27,417	9,128	36,545
Mangshi Sinice Silicon Industry Company, Ltd (4)	COFIDES	Investments in Mangshi plant	2019	25	20,234	5,059	25,293
Thaba Chueu Mining (Pty.), Ltd. (5)	Standard Bank	Adquisición SamQuarz (Pty.), Ltd.	2018	9	7,939	822	8,761
Grupo FerroAtlántica, S.A. (Sociedad Unipersonal)	Banco do Brasil	Corporate investment financing	2015	8	—	8,623	8,623
Grupo FerroAtlántica, S.A. (Sociedad Unipersonal)	Bankinter	Corporate investment financing	2016	6	6,071	—	6,071
Grupo FerroAtlántica, S.A. (Sociedad Unipersonal)	COFIDES	Corporate investment financing	2021	15	15,067	—	15,067
Other loans				6	1,722	2,703	4,425

				213	115,500	58,290	173,790

2013

					Thousands of US Dollars
				Limit	31/12/2013
Company	Bank	Purpose	Maturity	(Millions of US Dollars)	Non-Current	Current	Total

FerroAtlántica, S.A. (Sociedad Unipersonal)	Syndicated, agent bank – Santander	Corporate finance	2016	84	32,534	10,551	43,085
Hidro Nitro Española, S.A.	HSBC	Long-term loans and credits	2015	22	1,931	19,859	21,790
Silicon Smelters (Pty.), Ltd.	Standard Bank	Sundry investments	2018	29	24,820	3,897	28,717
FerroPem, S.A.S.	Syndicated, agent bank – BNP Paribas	Syndicated financing for sundry investments	2018	48	42,905	5,363	48,268
FerroPem, S.A.S.	Bankia	Sundry investments	2014	3	—	2,299	2,299
Mangshi Sinice Silicon Industry Company, Ltd	COFIDES	Investments in Mangshi plant	2019	34	28,731	5,747	34,478
Thaba Chueu Mining (Pty.), Ltd.	Standard Bank	Adquisición SamQuarz (Pty.), Ltd.	2018	19	17,163	1,656	18,819
Grupo FerroAtlántica, S.A. (Sociedad Unipersonal)	Banco do Brasil	Corporate investment financing	2015	12	9,794	2,448	12,242
Grupo FerroAtlántica, S.A. (Sociedad Unipersonal)	Banco do Brasil	Corporate investment financing	2014	7	—	6,896	6,896
Other loans				—	—	18	18

				258	157,878	58,734	216,612

(1), (2), (3), (4) and (6). These are the main agreements that include conditions relating to the achievement of certain financial and equity ratios associated with the separate financial statements of each company that is a party thereto.

With regard to the syndicated loan (1), on 30 December 2008 FerroAtlántica, S.A. (Sociedad Unipersonal) arranged a syndicated loan and a syndicated credit facility for EUR 100,000 thousand and EUR 50,000 thousand, respectively. On 29 November 2012, this Group company refinanced the aforementioned debt by arranging a loan amounting to EUR 34,000 thousand and two syndicated credit facilities. The first syndicated credit facility related to a revolving credit line amounting to EUR 38,000 thousand and the second to an investment credit amounting to EUR 35,000 thousand. At 31 December 2014, EUR 17,000 thousand had been drawn down on the loan (2013: EUR 25,500 thousand) (without taking into account the expenses inherent to the arrangement thereof), which were classified as current and non-current items in accordance with the maturities established in the repayment schedule, as shown in the foregoing table. At 31 December 2014, EUR 14,030 thousand (2013: EUR 7,150 thousand) of the credit facility associated with the financing of investments and EUR 18,000 thousand (2013: EUR 5,000 thousand) of the revolving credit facility recognised under “Credit facilities” had been drawn down, which are classified as current liabilities. The aforementioned syndicated loan and syndicated credit facility include conditions tied to the achievement of certain economic and equity ratios associated with the subsidiary’s financial statements. These ratios had been achieved at the end of 2014.

The loan granted to the subsidiary Silicon Smelters (Pty.) Ltd. (2) was refinanced by Standard Bank (South Africa) on 8 February 2013 for a maximum amount of ZAR 615 million; this limit relates to a loan for investments amounting to ZAR 315 million, a revolving credit facility of ZAR 250 million, also for investments, and a credit facility for a maximum amount of ZAR 50 million. These borrowings mature at five years from the execution of the refinancing, bear interest at a market rate for ZAR loans granted by South African banks and are subject to the achievement of certain financial ratios. The original loan granted to this subsidiary, which was still in force at 31 December 2014, included conditions relating to the achievement of financial ratios, which had been met at year-end.

With regard to (3), on 1 August 2013, the subsidiary FerroPem, S.A.S arranged, for a total of EUR 80,000 thousand, a loan amounting to EUR 35,000 thousand and two syndicated credit facilities. The first syndicated credit facility related to a revolving credit line amounting to EUR 30,000 thousand and the second to the financing of the subsidiary’s stock amounting to EUR 15,000 thousand. At 31 December 2014, EUR 30,100 thousand had been drawn down (EUR 35,000 thousand in 2013), which were classified as current and non-current items in accordance with the maturities established in the repayment schedule, as shown in the foregoing table. At 31 December 2014, EUR 14,498 thousand (EUR 15,000 thousand in 2013) of the credit facility associated with the financing of stocks and EUR 30,000 thousand (EUR 6,394 thousand in 2013) of the revolving credit facility recognised under “Credit facilities” had been drawn down, which are classified as current liabilities. The aforementioned syndicated loan and syndicated credit facility include conditions tied to the achievement of certain economic and equity ratios associated with the subsidiary’s financial statements. These ratios had been achieved at the end of 2014. In relation to the revolving credit facility, the subsidiary, following law D’Ailly, has provided invoices amounting to EUR 36 million (EUR 18 million as of 31 December 2013).

The loan to finance investments (4) granted by Compañía Española de Financiación de Desarrollo, S.A. (COFIDES) to the subsidiary MangShi Sinice Silicon Industry Company, Ltd., against which EUR 25,000 thousand had been drawn down at 31 December 2014 and 2013, includes conditions relating to the achievement of certain financial ratios associated with the subsidiary’s financial statements and also with the Group’s consolidated financial statements.

Lastly, on 30 June 2013, the subsidiary Thaba Chueu Mining (Pty.), Ltd. entered into a financing agreement (5) with Standard Bank (South Africa), with a limit of ZAR 195 million, for the acquisition of the subsidiary SamQuarz (Pty.), Ltd. This loan matures at six years, with the first repayment due 20 months after the agreement execution date. The loan bears interest at a market rate for ZAR loans granted by South African banks and is subject to the achievement of certain financial ratios which had been achieved at 31 December 2014.

FIN-57

17.	Leases

Obligations under finance leases

The detail of “Non-current liabilities – Obligations under finance leases” and “Current liabilities – Obligations under finance leases” in the accompanying consolidated statements of financial position at 31 December 2014 and 2013 is as follows:

	Thousands of US Dollars
	2014			2013
	Non- Current	Current	Total	Non- Current	Current	Total

Hydroelectrical installations (including power lines and concessions)	105,262	10,975	116,237	132,034	11,867	143,901
Other finance leases	3,786	659	4,445	76	43	119

	109,048	11,634	120,682	132,110	11,910	144,020

The detail, by maturity, of the non-current payment obligations under finance leases is as follows:

	Thousands of US Dollars
	2016	2017	2018	2019	Other	Total

Hydroelectrical installations	11,525	12,102	12,706	13,337	55,592	105,262
Other finance leases	930	969	1,197	690	—	3,786

	12,455	13,071	13,903	14,027	55,592	109,048

The most significant finance lease held by the Group is that arranged by FerroAtlántica, S.A. (Sociedad Unipersonal) for the hydroelectrical installations relating to certain rights of use granted thereto.

On 25 May 2012 and prior to maturity of the lease-back agreement executed on 29 May 2003, FerroAtlántica, S.A. (Sociedad Unipersonal) cancelled and exercised its purchase option. Also, FerroAtlántica, S.A. (Sociedad Unipersonal) arranged in the aforementioned year a new lease contract amounting to EUR 120 million with Abanca (formerly NCG Banco), under which a collection rights assignment agreement was also entered into between Abanca and the bank consortium formed by Bankinter (EUR 45 million), CaixaBank (EUR 35 million) and BBVA (EUR 25 million). The agreement leaves Abanca with an ultimate share in the lease contract, excluding the purchase option, of EUR 14 million, thus covering the total amount, EUR 120 million, including the purchase option (approximately EUR 1 million). This lease expires ten years from the date on which it was entered into. This lease accrues interest at a rate of 3.68%

This lease bears interest at a market rate and FerroAtlántica, S.A. (Sociedad Unipersonal) has entered into hedges (“IRSs”) on the unaccrued interest on this lease (see Note 18).

In this regard, and in reference only to the aforementioned lease of hydroelectrical installations, at year-end 2014 and 2013 FerroAtlántica, S.A. (Sociedad Unipersonal) had the following minimum lease payments with the related lessors, in accordance with the current contracts in force, without taking into account any future contractual lease payment revisions.

Minimum Finance Lease Payments	Thousands of US Dollars
	2014	2013

Within one year	10,975	11,867
Between one and five years	49,670	55,055
After five years	55,592	76,979

	116,237	143,901

FIN-58

Operating leases

At 31 December 2014 and 2013, the Group had contracted with lessors certain lease payments. Main lease relates to the Group’s current head offices being its minimum lease payments, without taking into account the charging of common expenses, future increases in the CPI or future contractual lease payment revisions:

	Thousands of US Dollars
	2014	2013

Within one year	1,507	1,507
Between one and five years	6,028	6,028
After five years	6,028	7,535

	13,563	15,070

Remaining operating leases are not significant for consolidation purposes.

18.	Other financial liabilities (current and non-current)

The detail of “Other financial liabilities” at 31 December 2014 and 2013 is as follows:

	Thousands of US Dollars
	2014			2013
	Non- Current	Current	Total	Non- Current	Current	Total

Interest rate swaps (hedges)	10,467	—	10,467	6,307	—	6,307
Other derivatives (hedges)	—	—	—	—	—	—

	10,467	—	10,467	6,307	—	6,307

Interest rate swaps

At 31 December 2014 and 2013, the following Group companies had entered into the following interest rate hedges:

2014

Bank	Company	Purpose	Nominal Amount (Thousands of US Dollars)	Maturity	Fixed Interest Rate	Reference Floating Interest Rate	Market Value (Thousands of US Dollars)

Abanca (agent bank)	FerroAtlántica, S.A. (Sociedad Unipersonal)	Lease of hydroelectrical installations	116,237	2022	2.05%	6-month Euribor	(8,546)
Société Générale	Grupo FerroAtlántica, S.A. (Sociedad Unipersonal)	Financing for investments in Chinese subsidiaries	25,293	2019	2.81%	6-month Euribor	(1,801)
Other	Several Group subsidiaries	Financing					(120)

							(10,467)

FIN-59

2013

Bank	Company	Purpose	Nominal Amount (Thousands of US Dollars)	Maturity	Fixed Interest Rate	Reference Floating Interest Rate	Market Value (Thousands of US Dollars)

NCG (agent bank)	FerroAtlántica, S.A. (Sociedad Unipersonal)	Lease of hydroelectrical installations	149,901	2022	2.05%	6-month Euribor	(3,926)
Société Générale	Grupo FerroAtlántica, S.A. (Sociedad Unipersonal)	Financing for investments in Chinese subsidiaries	34,473	2019	2.81%	6-month Euribor	(2,165)
Other	Several Group subsidiaries	Financing					(216)

							(6,307)

Foreign currency swaps (forwards)

The Group has arranged forward foreign currency purchase and sale transactions with various banks totalling USD 5,298 thousand and USD 58,163 thousand, respectively (USD 49,394 thousand and USD 47,935 thousand, respectively). At 31 December 2014 and 2013, the fair value of these forwards was not significant.

Estimate of fair value

The detail at 31 December 2014 of the assets and liabilities measured at fair value, based on the hierarchy levels mentioned in Note 6.5, is as follows:

2014

	Thousands of US Dollars
	Value at 31/12/2014	Level 1	Level 2	Level 3

Non-current non-financial assets:
Investment property	471	—	—	471
Biological Assets	17,024	—	—	17,024
Financial liabilities:
Other financial liabilities – derivatives	10,467	—	10,467	—

2013

	Thousands of US Dollars
	Value at 31/12/2013	Level 1	Level 2	Level 3

Non-current non-financial assets:
Investment property	692	—	—	692
Biological Assets	13,384	—	—	13,384
Financial liabilities:
Other financial liabilities – derivatives	6,307	—	6,307	—

FIN-60

19.	Trade and other payables

The detail of this heading at 31 December 2014, 2013 and 2012 is as follows:

	Thousands of US Dollars
	2014	2013

Payable to suppliers	147,243	96,473
Trade notes and bills payable	8,543	9,664

	155,786	106,137

The detail, by Segment, of the balance of this heading at 31 December 2014 and 2013 is as follows:

	Thousands of US Dollars
	2014			2013
	Payable to Suppliers	Trade Notes and Bills Payable	Total	Payable to Suppliers	Trade Notes and Bills Payable	Total

Energy Segment	5,474	2,372	7,846	1,372	1,298	2,670
Electrometallurgy Segment	141,769	6,171	147,940	95,101	8,366	103,467

	147,243	8,543	155,786	96,473	9,664	106,637

20.	Other liabilities

The detail of “Other non-current liabilities” and “Other current liabilities” in the accompanying consolidated statements of financial position at 31 December 2014 and 2013 is as follows:

	Thousands of US Dollars
	2014			2013
	Non- Current	Current	Total	Non- Current	Current	Total

Payable to non-current asset suppliers	—	970	970	—	3,104	3,104
Guarantees and deposits	38	—	38	51	—	51
Remuneration payable	—	27,719	27,719	—	21,750	21,750
Tax payables	—	18,152	18,152	—	20,853	20,853
Other	35	19,933	19,968	—	7,950	7,950

	73	66,774	66,847	51	53,657	53,708

FIN-61

Tax payables

The detail of this heading at 31 December 2014 and 2013 is as follows:

	Thousands of US Dollars
	2014			2013
	Non- Current	Current	Total	Non- Current	Current	Total

VAT	—	1,984	1,984	—	3,137	3,137
Accrued social security taxes payable	—	6,757	6,757	—	7,545	7,545
Personal income tax withholdings payable	—	1,178	1,178	—	1,251	1,251
Other	—	8,233	8,233	—	8,920	8,920

	—	18,152	18,152	—	20,853	20,853

21.	Tax matters

All the companies included in the Group file income taxes according to the tax regulations in force in each country on an individual basis or under consolidation tax regulations.

The consolidated income tax has been calculated as an aggregation of income tax expenses of each individual company. In order to calculate the taxable income of the consolidated entities individually, the accounting profit is adjusted for temporary and permanent differences, recording the corresponding deferred tax assets and liabilities. At each consolidated income statement date, a current tax asset or liability is recorded, representing income taxes currently refundable or payable. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under enacted tax laws and rates.

Income tax payable is the result of applying the applicable tax rate in force to each tax-paying entity, in accordance with the tax laws in force in the country in which the entity is registered. Additionally, tax deductions and credits are available to certain entities, primarily relating to inter-company trades and tax treaties between various countries to prevent double taxation.

The reconciliation between the theoretical income tax resulting from applying an average statutory tax rate to income before income tax and the actual income tax expense recognized in the income statements for the years ended 31 December 2014 and 2013, is as follows:

	Thousands of US Dollars
	2014	2013

Consolidated profit before taxes	(91,438)	(46,606)
Regulatory tax rate	30%	30%

Corporate income tax at regulatory tax rate	27,431	13,982
Differences in foreign tax rates	(745)	1,620
Permanent differences	(1,319)	720
Incentives and deductions	(2,820)	(2,246)
Change in Spanish corporate income tax	(3,029)	—
Tax losses carryforward provided	4,645	12,769
Other non-taxable (income)/expense	35,544	(2,288)

Corporate income tax	59,707	24,558

Effective Tax Rate	65%	53%

The functional currency of the subsidiary FerroAtlántica de Venezuela (FerroVen), S.A. is the US dollar (see Note 6.13). In 2014, the carrying amount of its non-current assets and inventories was similar to that of previous years, while their tax value decreased in value as a result of the depreciation of the local currency. As a result of the difference between the carrying amounts and the tax values of the assets aforementioned, the related deferred tax assets and liabilities were adjusted with an impact in the Income tax amounting to USD 36,268 thousand included in “Other non taxable (income)/expense”.

FIN-62

A positive impact of USD 3,029 thousand has been recorded as a result of the adjustment of the tax rate in Spain due to the publication of the new Income Tax Law 27/2014 on 27 November, which reduced the rate to 28% for 2015 and to 25% for 2016 onwards.

Deferred taxes

The temporary differences between the accounting profit and the taxable profit for income tax purposes, together with the differences between the carrying amounts of assets and liabilities recognised in the consolidated statement of financial position and their tax bases give rise to deferred taxes which are recognised as non-current assets and liabilities. These amounts are measured at the tax rates that are expected to apply in the years in which they will foreseeably reverse.

The Group has recognised the deferred tax assets arising from temporary differences, except for those with respect to which there are reasonable doubts as to their future recovery.

The changes in deferred tax assets and liabilities in 2014 and 2013 were as follows:

	Thousands of US Dollars
	Deferred Tax Assets	Deferred Tax Liabilities

Balance at 31 December 2012	43,590	57,973
Increases	2,745	2,204
Decreases	(1,407)	(7,316)
Exchange differences	2,070	2,249

Balance at 31 December 2013	46,998	55,110
Increases	9,525	4,581
Decreases	(32,245)	(11,608)
Exchange differences	(3,672)	1,548

Balance at 31 December 2014	20,606	49,631

The detail of “Deferred tax assets” at 31 December 2014 and 2013 is as follows:

	Thousands of US Dollars
	2014	2013

Temporary differences:
Non-current assets	5,382	21,024
Provisions	7,019	7,484
Depreciation and amortisation charge	3,202	2,189
Hedging instruments	3,140	1,884
Other	818	196
Tax Losses, Incentives, reductions and tax credits carryforwards	1,045	14,221

	20,606	46,998

FIN-63

Years open for review and tax audits

Under current legislation, tax returns cannot be deemed to be final until they have been audited by the tax authorities or until the statute-of-limitations period.

In general, the Group companies have the last four years open for review for all the taxes applicable to them. On 6 April 2015 the Spanish Tax Office has communicated to Group’s directors the tax review for mainly income tax from some Spanish subsidiaries for the years 2010, 2011 and 2012. The criteria that the tax authorities might adopt in relation to the years open for review could give rise to contingent tax liabilities which cannot be objectively quantified. However, Group management considers that the liabilities, if any, that might arise in the event of such tax audits would not be material.

22.	Related party transactions and balances

At December 31, 2013 the Company had long-term loans granted to Grupo Villar Mir, S.A.U. related mainly to renewable cash loans earning interest at a market rate and maturing at long term.

These loans were offset as part of the dividend distributed on 29 December 2014 (see Note 14).

Current balances with related parties

The detail of current balances with related parties at 31 December 2014 and 2013 is as follows:

2014

	Thousands of US Dollars
	Receivables	Payables

Current receivables from and payables to related parties:
Grupo Villar Mir, S.A. (Sociedad Unipersonal)	1,654	(5,131)
Inmobiliaria Espacio, S.A.	282	(1,125)
Enérgya VM Generación, S.L.	5,402	(125)
Villar Mir Energía, S.L. (Sociedad Unipersonal)	4,391	(13,929)
Other related parties	—	(95)

	11,729	(20,405)

FIN-64

2013

	Thousands of US Dollars
	Receivables	Payables

Current financial assets - Investments in related parties:
Acciones Obrascón, Huarte y Laín, S.A. (“OHL”) (Note 11)	36,728	—

	36,728	—

Loans to related parties:
Grupo Villar Mir, S.A. (Sociedad Unipersonal) (Note 11)	14,911	—

	14,911	—

Current receivables from and payables to related parties:
Inmobiliaria Espacio, S.A.	4,572	(399)
Enérgya VM Generación, S.L.	5,191	—
Villar Mir Energía, S.L. (Sociedad Unipersonal)	4,410	(8,691)
Other related parties	10	(1)

	14,183	(9,091)

	65,822	(9,091)

The short-term loans granted by related parties to Grupo Villar Mir, S.A. (Sociedad Unipersonal) relate mainly to renewable cash loans earning interest at a market rate and maturing at short term.

The loans granted to Inmobiliaria Espacio, S.A. relate mainly, on the one hand, to interest-free cash transfers with no fixed maturity and, on the other, to the balances payable arising from the consolidated income tax returns filed by several related parties as part of the consolidated tax group headed by Inmobiliaria Espacio, S.A.

The balances with the other related parties arose as a result of the commercial transactions performed with them (see explanation of main transactions below).

Transactions with related parties and other related parties

The detail of the transactions with Group companies in 2014, 2013 and 2012 is as follows:

2014

	Thousands of US Dollars
	Sales and Operating Income	Cost of Sales	Other Operating Expenses	Finance Income (Note 24.4)

Inmobiliaria Espacio, S.A.	—	—	—	2,146
Grupo Villar Mir, S.A.U.	—	—	—	1,617
Torre Espacio Castellana, S.A.U.	—	—	1,511	—
Villar Mir Energía, S.L.U.	61	87,033	7,794	—
Espacio Information Technology, S.A.U.	—	—	2,928	—
Enérgya VM Generación, S.L.	42,524	1,234	667	—
Other related parties	36	—	183	—

	42,621	88,267	13,083	3,763

FIN-65

2013

	Thousands of US Dollars
	Sales and Operating Income	Cost of Sales	Other Operating Expenses	Finance Income (Note 24.4)

Inmobiliaria Espacio, S.A.	—	—	—	1,732
Torre Espacio Castellana, S.A.U.	—	—	1,507	—
Villar Mir Energía, S.L.U.	70	86,414	12,555	—
Espacio Information Technology, S.A.U.	—	—	2,950	—
Enérgya VM Generación, S.L.	32,678	1,667	1,970	—
Other related parties	56	7	68	9

	32,804	88,088	19,050	1,741

2012

	Thousands of US Dollars
	Sales and Operating Income	Cost of Sales	Other Operating Expenses	Finance Income (Note 24.4)

Grupo Villar Mir, S.L.U.	—	—	618	3,805
Torre Espacio Castellana, S.A.U.	—	—	1,295	—
Villar Mir Energía, S.L.U.	68	66,007	9,766	—
Espacio Information Technology, S.A.U.	—	—	2,390	—
Enérgya VM Generación, S.L.	2,574	1,708	352	—
Other related parties	27	—	603	—

	2,669	67,715	15,024	3,805

“Cost of sales” of the related parties vis-à-vis Villar Mir Energía, S.L. (Sociedad Unipersonal) relates to the purchase of energy from the latter by the Group companies in the Electrometallurgy Segment.

“Sales” relates to energy generated and sold to Enérgya VM Generación, S.L. at market prices.

“Other operating expenses” relates to service fees paid to Villar Mir Energía, S.L.U. for managing and supervising the day-to-day operation of Group hydroelectric facilities in Spain.

23.	Guarantee commitments to third parties and other contingent assets and liabilities

Guarantee commitments to third parties and contingent liabilities

At 31 December 2014, Grupo FerroAtlántica, S.A. (Sociedad Unipersonal) had provided the following guarantees for its subsidiaries:

•	Guarantee to several financial institutions in connection with the credit facilities arranged by the subsidiary MangShi Sinice Silicon Industry Company Limited for a total of USD 51,796 thousand.

•	Guarantee to standard bank of South Africa in connection with the borrowing to finance investment arranged by the subsidiary Thaba Chueu Mining (Pty.), Ltd. for a total of USD 8,761 thousand.

FIN-66

At 31 December 2014, FerroAtlántica S.A. (Sociedad Unipersonal) had provided the following guarantees for its subsidiaries:

•	Guarantee to Bankia in connection with the credit facility arranged with this bank by the subsidiary Rocas, Arcillas y Minerales, S.A. (RAMSA) for a total of USD 3,642 thousand.

In addition to the foregoing, at 31 December 2014, 2013 and 2012 the subsidiary FerroAtlántica, S.A. (Sociedad Unipersonal) had provided guarantees for USD 4,565 thousand, USD 2,206 thousand and USD 1,380 thousand, respectively.

At 31 December 2014, 2013 and 2012, Hidro Nitro Española, S.A. had provided third-party guarantees amounting to approximately USD 3,946 thousand, USD 4,940 thousand and USD 4,847 thousand, respectively.

At 31 December 2014, Cuarzos Industriales, S.A.U. had provided third-party guarantees for other companies amounting to approximately USD 1,453 thousand (USD 1,671 thousand in 2013 and 2012).

At 31 December 2014, 2013 and 2012, Silicon Smelters (Pty.) Ltd. had provided third-party guarantees amounting to approximately USD 2,160 thousand, USD 2,713 thousand and USD 3,524 thousand, respectively.

No other Group company has provided any material guarantees to third parties.

Group management considers that any unforeseen liabilities at 31 December 2014 that might arise from the guarantees given would not be material.

Contingent assets

In 2008 the Group made an investment in a Joint Venture in order to obtain certain operating rights in Brazil. However an arbitration process was launched in 2009, claiming the reimbursement of the total amount invested.

In 2010 the seller filed an appeal which temporarily suspended the arbitration proceedings. In 2013 the relevant Brazilian arbitration authorities resumed the arbitration proceedings and a new hearing is expected on April 2015.

Considering the conditions under which the investment recovery process is being carried out and the uncertainty as to the amount that will be recovered, due to the likely insolvency of the other party, and the doubts concerning when the amounts relating to the investment will be reimbursed, Group management decided to recognise an impairment loss on the carrying amount of these financial assets at that date, which was written down in full. The amount claimed from the other party is USD 22 million less the necessary costs incurred (with a limit of USD 5 million). At 31 December 2014, Group management considered that these factors casting doubt on the recoverability of the investment still prevailed and, therefore, they considered it reasonable to maintain the carrying amount of the aforementioned investment at zero; however, the aforementioned process will continue for the purpose of recovering as much as possible of the total amount invested.

24.	Income and expenses

24.1	Sales

The detail, by business line, of the Group’s sales revenue in 2014, 2013 and 2012 is as follows:

	Thousands of US Dollars
	2014	2013	2012

Energy Segment	49,224	72,196	67,387
Electrometallurgy Segment	1,417,080	1,391,682	1,412,219

	1,466,304	1,463,878	1,479,606

FIN-67

The detail, by geographical area, of the Group’s sales revenue in 2014, 2013 and 2012 is as follows:

	Thousands of US Dollars
	2014		2013		2012
	Energy	Electrometallurgy	Energy	Electrometallurgy	Energy	Electrometallurgy

Spain	49,224	257,039	72,196	247,796	67,387	222,269
EU Countries-
Germany	—	238,576	—	253,773	—	233,284
Italy	—	146,166	—	111,826	—	110,519
Other EU Countries	—	302,214	—	285,936	—	328,574
Rest of the world-
EEUU	—	201,317	—	165,813	—	197,558
Rest of the countries	—	271,768	—	326,538	—	320,015

	49,224	1,417,080	72,196	1,391,682	67,387	1,412,219

24.2	Staff costs

The detail of “Staff costs” in the accompanying consolidated income statements for the years ended 31 December 2014, 2013 and 2012 is as follows:

	Thousands of US Dollars
	2014	2013	2012

Wages, salaries and similar expenses	152,731	140,596	148,091
Pension plan contributions	12,349	9,415	6,496
Employee benefit costs	52,963	67,516	57,840

	218,043	217,527	212,427

24.3	Depreciation and amortisation charge, operating allowances and write-downs

The detail of “Depreciation and amortisation charge, operating allowances and write-downs” in the accompanying consolidated income statements for 2014, 2013 and 2012 is as follows:

	Thousands of US Dollars
	2014	2013	2012

Amortisation of intangible assets (Note 9)	6,767	6,548	5,360
Depreciation of property, plant and equipment (Note 10)	65,948	70,089	61,769
Change in impairment losses on uncollectible trade receivables (Note 11)	2,585	(170)	1,432
Change in inventory write-downs (Note 12)	(138)	137	2,250
Other	(410)	2,499	(2,229)

	74,752	79,103	68,582

FIN-68

24.4	Finance income and finance costs

The detail of “Finance income” in the accompanying consolidated income statements for 2014, 2013 and 2012 is as follows:

	Thousands of US Dollars
	2014	2013	2012

Dividends from Obrascón Hurate Laín, S.A.	—	634	527
Finance income of related parties (Note 22)	3,763	1,741	3,805
Other finance income	1,008	483	791

	4,771	2,858	5,123

The detail of “Finance costs” in the accompanying consolidated income statements for 2014, 203 and 2012 is as follows:

	Thousands of US Dollars
	2014	2013	2012

Interest on loans and credit facilities	19,454	25,998	25,727
Interest on note and bill discounting	2,274	3,342	2,885
Interest on finance leases	5,993	5,557	4,642
Interest on interest rate swaps	2,195	4,418	3,441
Other	7,189	7,910	8,970

	37,105	47,225	45,665

24.5	Impairment losses and net gains/losses due to changes in the value of assets

The detail of “Impairment losses” and “Net gain/losses due to changes in the value of assets” in the accompanying consolidated income statements for 2014, 2013 and 2012 is as follows:

	Thousands of US Dollars
	2014	2013	2012

Impairment of goodwill	—	—	13,093
Impairment of intangible assets (Note 9)	—	1,061	2,570
Impairment of property, plant and equipment (Note 10)	399	—	—

	399	1,061	15,663

Biological assets change in value	(4,352)	(3,331)	—
Financial investment gains /losses	3,467	(3,820)	—
Other value losses	10,357	676	2,751

	9,472	(6,475)	2,751

Impairment losses recorded in 2012 were recognized in respect of goodwill attributable to electrometallurgy segment, basically, for the activities carried out in Spain and France (see Note 2).

“Other value losses” included mainly in 2014 provisions recorded for risks associated to certain assets of the electrometallurgy Segment located outside of the European Union.

24.6	Other gains and losses

The amount included in the account “Other gains and losses” in 2013 come for the agreement reached by the Group to settle a litigation with ADIF (Adminitración de Infraestructuras Ferroviarias).

FIN-69

25.	Remuneration and other benefits paid to key management personnel

The remuneration received by members of the Management Committee that constitute the Group’s key management personnel in 2014, 2013 and 2012 was as follows:

	US Dollars
	2014	2013	2012

Fixed remuneration	1,282,775	1,121,888	1,022,810
Variable remuneration	377,177	353,884	718,098
Contributions to pension plans and insurance policies	45,657	38,144	34,969
Other remuneration	33,697	14,496	10,170

	1,739,306	1,528,412	1,786,047

No loans, advances or termination benefits have been granted to the Group’s key management personnel.

26.	Financial risk management policy

The Group’s activities are carried out through its operating segments and are exposed to several financial risks: market risk (including foreign currency risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

The Group’s management model attempts to minimize the potential adverse impact of such risks upon the Group’s financial performance. Risk is managed by the Group’s Corporate Finance Department, which is responsible for identifying and evaluating financial risks in conjunction with the Group’s operating segments, quantifying them by project, region and Group companies. The internal management rules provide written policies for global risk management, as well as for specific areas such as foreign currency risk, credit risk, interest rate risk, liquidity risk, the use of hedging instruments and derivatives, and investment of surplus liquidity.

Each of the financial risks to which the Group is exposed in carrying out its business activities is detailed as follows:

a)	Market risk

Market risk arises when the Group’s activities expose it mainly to the financial risks of changes in foreign exchange rates and interest rates and of changes in the fair value of certain raw materials.

To hedge such exposure, Grupo FerroAtlántica, S.A. (Sociedad Unipersonal) uses forward foreign currency contracts and interest rate swaps. The Group does not generally use derivative financial instruments for speculative purposes.

•	Foreign currency risk: the Group’s international activity generates exposure to foreign currency risk. Foreign currency risk arises when future commercial transactions and assets and liabilities are denominated in a currency other than the functional currency of the Group company that performs the transaction or recognises the asset or liability. The main exposure for the Group to foreign currency risk is that relating to the US dollar against the euro.

Forward foreign currency contracts are used for the purpose of controlling foreign currency risk.

Details of the financial instruments arising from foreign currency collections and payments at 31 December 2014 and 2013 are included in Note 18 to these consolidated financial statements.

•	Interest rate risk: this risk arises mainly from financial liabilities at floating interest rates.

The Group actively manages its risks exposure to interest rate risk, to mitigate its exposure to changes in interest rates arising from the borrowings arranged with floating interest rates.

FIN-70

In corporate financing arrangements, hedges are generally arranged for the total amount and term of the respective financing, through option contracts and/or swaps.

In this regard, the main exposure for the Group to interest rate risk is that relating to the floating interest rate tied to Euribor.

To mitigate interest rate risk, the Group primarily uses swaps, which, in exchange for a fee, offer protection against an increase in interest rates.

Details of the interest rate derivative financial instruments at 31 December 2014 and 2013 are included in Note 18 to these consolidated financial statements.

b)	Credit risk

Credit risk arises when a third party fails to comply with its contractual obligations. In this regard, the Group’s main credit risk exposure relates to the following items:

•	Trade and other receivables: most of the receivables relate to international groups operating in a range of industries and countries with high solvency.

The Company insures its trade receivables with insurance companies to mitigate the credit risk of its clients whenever there is credit available in the insurance market.

•	Investments considered to be cash and cash equivalents: the Group is governed by the principle of prudence in its investment policy. The main objectives of the principles in its investment policy are to mitigate the credit risk and liquidity risk of the investments and the counterparty risk of the financial institutions by establishing very detailed analysis criteria.

c)	Liquidity risk

The purpose of the Group’s liquidity and financing policy is to ensure that the Company keeps sufficient funds available to meet its financial obligations. Grupo FerroAtlántica, S.A. (Sociedad Unipersonal) uses three main sources of financing:

•	Long term financing arrangements which are generally used to finance the operations of any significant subsidiary. The debt repayment profiles are established based on the capacity of each business to generate funds, allowing for variability depending on the expected cash flows for each business. Each long term contract usually provides for lines to finance working capital requirements at the operating subsidiary level. This ensures that sufficient financing is available to meet deadlines and maturities, which significantly mitigates liquidity risk.

•	Parent company financing, which is mainly used to provide liquidity for the operations of the group as a whole, and to finance start up projects that require the initial support of the parent company.

•	The Company arranges firm commitments from leading financial institutions to purchase the receivables through non-recourse factoring arrangements. Under these agreements, the Group company pays a fee to the bank for assuming its credit risk, plus interest on the financing received. In all cases, the company assumes liability for the validity of the receivables.

To ensure there are sufficient funds available to repay its debt in relation to its cash-generating capacity, each year the Group’s Financial Planning Department prepares a Financial Budget that is approved by the Management Committee and that details all financing needs and how such financing will be provided. The Budget projects the funds necessary for the most significant cash requirements, such as prepayments for capital expenditures, debt repayments and, where applicable, working capital requirements. In addition, the Group generally does not allocate its own equity in projects until the associated long-term financing is obtained.

Accordingly, the Group diversifies its sources of financing in order to prevent concentrations that may expose its working capital to liquidity risk.

FIN-71

d)	Capital risk

The Group manages capital risk to ensure the continuity of its subsidiaries from an equity standpoint by maximizing the return for the sole shareholder and optimizing the equity structure and borrowings on the liability side of the statement of financial position (see Note 14).

e)	Quantitative information

i.	Credit risk:

	2014	2013

Percentage of accounts receivable secured through credit insurance	63%	62%

There are not any customers whose transactions exceed 10%.

ii.	Interest rate risk:

	2014	2013

Percentage of bank borrowings tied to fixed rates	1%	—%
Percentage of bank borrowings secured with hedge	42%	45%

Analysis of sensitivity to interest rates

Changes in the market value of the interest rate derivatives arranged by the Company depend on the changes in the Euribor yield curve and long-term swaps. The market value of these derivatives at 31 December 2014 was USD 10,467.

Following is a detail of the analysis of the sensitivity (changes in market value at 31 December 2014) of the market values of the derivatives to changes in the euro yield curve that the Group considers to be reasonable:

Sensitivity	In USD

+0.5% (increase in yield curve)	(2,931)
-0.1% (decrease in yield curve)	576

As the hedges are highly effective under hedge accounting, the changes in market value of these derivatives are recognised in full in the equity accounts.

The Group also performed a sensitivity analysis of the amounts of the floating rate borrowings which indicated that an increase of 0.5% in interest rates would give rise to additional borrowing costs of USD 1.4 million (USD 1.6 million in 2013).

FIN-72

iii.	Foreign currency risk:

	2014	2013

Percentage of accounts receivable in currencies for which foreign currency swaps have been arranged	23.3%	17.3%
Percentage of accounts payable in currencies for which foreign currency swaps have been arranged	3.5%	51.1%

Analysis of sensitivity to exchange rates

The changes in the market value of the foreign currency derivatives arranged by the Company depend mainly on the changes in the USD/EUR spot rate and on the evolution of forward points curve. The market value of these derivatives at 31 December 2014 was EUR -3.3 million for the EUR/USD position.

The detail of the sensitivity analysis (changes in the market value at 31 December 2014) of the foreign currency derivatives is as follows:

Sensitivity to the EUR/USD Exchange Rate	Million USD

+10% (appreciation of the euro)	1.32
-10% (depreciation of the euro)	(11.2)

Foreign currency derivatives mainly cover monetary items in the statement of financial position and, therefore, the exchange differences are offset by the differences in value of the derivatives in profit or loss for the year.

27.	Other disclosures

Restricted net asset

Certain of our entities are restricted from remitting certain funds to us in the form of cash dividends or loans by a variety of regulations, contractual or statutory requirements. These restrictions are related to standard covenant requirements included in our bank borrowings. At 31 December 2014, the accumulated amount of the restrictions for the whole restricted term of these affiliates was approximately USD 462,531 thousand. The company expects in the future to extract cash from the entities and to pay dividends to their shareholders. The Company performed a test on the restricted net assets of combined subsidiaries in accordance with Securities and Exchange Commission Regulation rule 5-04 (c) ‘what schedules are to be filed’ and concluded the restricted net assets exceed 25% of the consolidated net assets of the Group at 31 December 2014. Therefore the separate condensed financial statements of Grupo FerroAtlántica, S.A. (Sociedad Unipersonal), should be presented (see Appendix II for details).

Other significant information in regards to the Parent Company is as follows:

Cash dividends paid to Grupo FerroAtlántica, S.A. (Sociedad Unipersonal)

The amounts of cash dividends paid to the registrant for each of the last three years by consolidated subsidiaries and unconsolidated subsidiaries are as follows:

	Thousands of US Dollars
	2014	2013	2012

Consolidated subsidiaries	36,081	13,017	—
Unconsolidated subsidiaries	—	634	527

	36,081	13,651	527

FIN-73

Long-term obligations of Grupo FerroAtlántica, S.A. (Sociedad Unipersonal)

Main long-term obligations relates to bank borrowings. At 31 December 2014, the detail, by maturity, of the non-current bank borrowings is as follows:

	Thousands of US Dollars
	2016	2017	2018	2019	Other	Total

Borrowings to finance investments	6,071	—	—	—	15,067	21,138
Credit facilities	65,533	—	—	—	—	65,533

	71,604	—	—	—	15,067	86,671

Other information

The Parent is respondent for certain bank borrowings received by their subsidiaries. At 31 December 2014, the detail, by maturity, of the non-current bank borrowings is as follows:

	Thousands of US Dollars
	Current	2016	2017	2018	2019	Other	Total

Borrowings to finance investments	7,080	7,080	7,080	7,758	5,057	—	34,055
Credit facilities	26,503	—	—	—	—	—	26,503

	33,583	7,080	7,080	7,758	5,057	—	60,558

In addition to the above, the Parent had no material contingency or guarantee at 31 December 2014 and 2013. Likewise, Parent did not have any provision for long-term obligations, nor mandatory dividend or redemption requirements of redeemable stock.

28.	Events after the reporting period

The most significant events that occurred after the end of the reporting period (31 December 2014) are as follows:

Merger of Grupo FerroAtlántica and Globe Specialty Metals

On 23 February 2015, Grupo FerroAtlántica, Grupo Villar Mir S.A.U. (as sole shareholder of Grupo FerroAtlántica) and Globe Specialty Metals, Inc. (NASDAQ: GSM), one of the largest producers worldwide of silicon metal and silicon alloys, signed a Business Combination Agreement (hereinafter the “BCA”), whereby both companies would merge through corporate transactions to create a leader in the international production of silicon and special metals. The aforementioned merger, which was approved by the respective Boards of Directors, is currently in process and expected to be completed in the fourth quarter of 2015. The transaction depends on a number of conditions being satisfied or, to the extent legally permissible, waived. These conditions include:

•	adoption of the Business Combination Agreement by the Globe Shareholders;

•	the Ordinary Shares of the new Group having been approved for listing on the NASDAQ;

FIN-74

•	no governmental entity of competent jurisdiction enacting any law or issuing any order or injunction that prohibits or makes illegal consummation of the Business Combination;

•	the registration statement being declared effective by the Securities and Exchange Commission (the “SEC”) and not being subject to any stop order suspending its effectiveness;

•	any waiting period (or any extension thereof) required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the competition laws of Spain, Germany and South Africa having expired or been terminated and (to the extent applicable) any such competition approvals having been obtained.

According to the provisions of the BCA, FerroAtlántica Group and Globe Specialty Metals Group have each agreed that until the effective time of the transaction both companies and its subsidiaries need to obtain the prior consent of the other party before taking certain material decisions like amending or changing its organizational or governing documents, issuing any shares of capital stock, selling or disposing of material properties or assets, paying dividends over certain amount, etc.

Amendments to the exchange rate system in Venezuela

During the first few months of 2015 the Venezuelan government published a new Exchange Agreement No. 27 which created a new Currency Marginal System (SIMADI) rate that would be set on a daily basis with a maximum daily amount of USD 50 million. However, at the date of preparation of these consolidated financial statements, it was still fairly uncertain as to whether this rate would be set, which is what happened with previous rates, in terms of the offers received, offers accepted, amounts awarded and fees, etc. Consequently, FerroVen, as an exporter, did not know whether or not the SIMADI rate would be applied and, despite having announced that the previous rates would be eliminated, the basic rates at VEF 6.3/USD 1, the SICAD I, SICAD II and SIMADI continue to be in force on a day-to-day basis. Therefore, it is not possible for the Group to determine the effect of the new rate, beyond the fact that the government set an exchange rate for exports of VEF 174/USD 1, which would once again give rise to a reduction in FerroVen’s costs that are in Venezuelan bolivars.

FIN-75

Appendix I

		Percentage of Ownership
	Auditor	Direct	Total	Line of Business	Registered Office

Energy Segment:
FerroAtlántica, S.A. (Sociedad Unipersonal) (Energy Segment)	DT	100	100	Services - Energy	Pº Castellana, 259-D (Madrid)
Hidro Nitro Española, S.A. (Energy Segment)	DT	—	99.85	Services - Energy	Pº Castellana, 259-D (Madrid)
Electrometallurgy Segment:
FerroAtlántica, S.A. (Sociedad Unipersonal) (Electrometallurgy Segment)	DT	100	100	Electrometallurgy	Pº Castellana, 259-D (Madrid)
Hidro Nitro Española, S.A. (Electrometallurgy Segment)	DT	—	99.85	Electrometallurgy	Pº Castellana, 259-D (Madrid)
FerroAtlántica de Venezuela (FerroVen), S.A. (FerroVen)	DT	—	80	Electrometallurgy	Av. Fuerzas Armadas (Venezuela)
Alloys International, A.G.	DT	—	100	Electrometallurgy	Lucerna (Switzerland)
FerroAtlántica I+D, S.L. (Sociedad Unipersonal)	N/A	—	100	Electrometallurgy	Pº Castellana, 259-D (Madrid)
FerroAtlántica y Cía, F. de Ferroaleac. y Metales, S.C.	N/A	—	99.97	Electrometallurgy	Pº Castellana, 259-D (Madrid)
Cuarzos Industriales, S.A.U. (Sociedad Unipersonal)	DT	—	100	Electrometallurgy	Serrabal mine (A Coruña)
Rocas, Arcillas y Minerales, S.A.	DT	—	66.67	Electrometallurgy	Serrabal mine (A Coruña)
FerroAtlántica Deutschland, GmbH	N/A	—	100	Electrometallurgy	Hatzper Strasse, 30 (Germany)
Cuarzos Industriales de Venezuela, S.A. (Cuarzoven)	DT	—	100	Electrometallurgy	Pª Colón TR-Polar Oeste (Venezuela)
FerroAtlántica de México, S.A. de C.V.	N/A	—	100	Electrometallurgy	Nueva León (Mexico)
FerroPem, S.A.S.	DT	100	100	Electrometallurgy	Av. de la Boisse, 517 (France)
Silicon Smelters (Pty.), Ltd.	EY	100	100	Electrometallurgy	Polokwane, 0700 (South Africa)
Invesil Free State (Pty.), Ltd.	N/A	—	74.90	Electrometallurgy	Polokwane, 0700 (South Africa)
Vaal Silicon Smelters (Pty.), Ltd.	N/A	—	100	Electrometallurgy	Polokwane, 0700 (South Africa)
Silicio Ferrosolar, S.L.U. (Sociedad Unipersonal)	N/A	100	100	Electrometallurgy	Pº Castellana, 259-D (Madrid)
Ganzi FerroAtlántica Silicon Industry Company, Ltd.	DT	—	75	Electrometallurgy	Yuanyangba, Kanding Country (Sichuan) (China)
FerroAtlántica Brasil Mineraçao, Ltda.	N/A	—	70	Electrometallurgy	Rodgo 241, km. 22 (Brazil)
MangShi Sinice Silicon Industry Company Limited	DT	100	100	Electrometallurgy	MangShi, Dehong (Yunnan) (China)
Photosil Industries, S.A.S.	DT	—	100	Electrometallurgy	Av. de la Boisse, 517 (France)
Emix, S.A.S.	PWC	—	100	Electrometallurgy	Parc d’activités de la Croisière, St Maurice La Souterraine (France)
Thaba Chueu Mining (Pty.), Ltd.	DT	—	74	Electrometallurgy	Polokwane, 0700 (South Africa)
SamQuarz (Pty.), Ltd.	DT	—	74	Electrometallurgy	Hartbeesthoek, 94, Delmas (South Africa)
Rebone Mining (Pty.), Ltd.	DT	—	100	Electrometallurgy	Polokwane, 0700 (South Africa)
FerroQuébec, Inc.	N/A	—	100	Electrometallurgy	Port Cartier, Québec (Canada)
FerroQuartz Mauritania, S.R.L.	N/A	—	100	Electrometallurgy	Nouadhibou (Mauritania)

FIN-76

Appendix II

Schedule I has been provided pursuant to the requirements of Rule 12- 04(a) of Regulation S-X, of the US Securities and Exchange Commission (SEC) which require condensed financial information as to the financial position, change in financial position, results of operations of Grupo FerroAtlántica, S.A. (Sociedad Unipersonal), other comprehensive income statement and cash flow statement as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. Other comprehensive income statement is not applicable for the periods presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with International Financial Reporting Standards have been condensed or omitted. The footnote disclosures contain supplemental information only and, as such, these statements should be read in conjunction with the notes to the accompanying consolidated financial statements.

Basis of Presentation.

The presentation of Grupo FerroAtlántica, S.A. stands alone condensed financial statement has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that, in the stand alone condensed financial statements the investments in subsidiaries are being recorded under the equity method of accounting.

FIN-77

GRUPO FERROATLÁNTICA, S.A. (SOCIEDAD UNIPERSONAL)

CONDENSED STATEMENT OF FINANCIAL POSITION AS OF 31 DECEMBER 2014 and 2013

(Thousand USD)

ASSETS	31/12/14	31/12/13

NON-CURRENT ASSETS	676,480	790,195

Property, plant and equipment	—	—
Investment in subsidiaries-	672,236	785,338
Equity instruments	656,311	775,399
Long term investments	15,925	9,939
Deferred tax assets	4,244	4,857

CURRENT ASSETS	36,941	70,248

Inventories	78	—
Trade and other receivables	25,789	21,972
Current receivables from related parties-	9,858	43,668
Equity instruments	—	36,738
Loans to related parties	9,858	6,930
Current financial assets	—	—
Short term accruals	—	—
Cash and cash equivalents	1,216	4,608

TOTAL ASSETS	713,421	860,443

EQUITY AND LIABILITIES	31/12/14	31/12/13

EQUITY	489,699	763,179

NET ASSETS-	509,982	776,865
Share capital	285,760	285,760
Reserves	393,356	531,060
Translation differences	(152,530)	(68,403)
Valuation adjustments	(20,283)	(13,686)
Profit for the year	38,437	28,448
Interim Dividend	(55,041)	—

NON-CURRENT LIABILITIES	110,737	11,958

Long term debts-	88,466	11,958
Bank borrowings	86,665	9,793
Hedging Derivatives	1,801	2,165
Long term debts from related parties	22,271	—

CURRENT LIABILITIES	112,985	85,306

Short term debts	18,499	41,315
Short term debts from related parties	66,992	13,328
Trade and other payables-	27,494	30,663

TOTAL EQUITY AND LIABILITIES	713,421	860,443

FIN-78

GRUPO FERROATLÁNTICA, S.A. (SOCIEDAD UNIPERSONAL)

CONDENSED STATEMENT OF INCOME FOR 2014, 2013 AND 2012

(Thousand USD)

	2014	2013	2012

Net Revenues-	197,992	161,037	195,155
Sales	197,992	160,403	194,628
Dividends	—	634	527
Cost of sales	(194,686)	(155,626)	(190,625)
Operating expenses	(7,285)	(7,055)	(9,223)
Depreciation and amortisation charge	—	(5)	(14)

OPERATING PROFIT BEFORE IMPAIRMENT LOSSES, NET GAINS/LOSSES ON DISPOSALS OF NON-CURRENT ASSETS, GAINS/LOSSES ON DISPOSALS OF NON-CURRENT ASSETS AND OTHER GAINS AND LOSSES	(3,979)	(1,649)	(4,707)
Other gains and losses	—	1,183	(3,843)

OPERATING PROFIT	(3,979)	(466)	(8,550)

FINANCIAL PROFIT (LOSS)	(3,700)	(2,308)	(1,664)

Share of income at companies accounted for using the equity method	43,813	30,316	33,505

PROFIT BEFORE TAX	36,134	27,542	23,291

Income tax	2,303	906	11,897

PROFIT FOR THE YEAR	38,437	28,448	35,188

FIN-79

GRUPO FERROATLÁNTICA, S.A. (SOCIEDAD UNIPERSONAL)

CONDENSED STATEMENT OF RECOGNIZED INCOME AND EXPENSE

(Thousand USD)

	2014	2013	2012

PROFIT FOR THE YEAR	38,437	28,448	35,188

Items that will not be reclassified subsequently to profit or loss	—	—	—

Items that may be reclassified subsequently to profit or loss	537	1,240	(411)
	—	—	—
Transfers to profit or loss	(463)	(603)	(399)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	38,511	29,085	34,378

FIN-80

GRUPO FERROATLÁNTICA, S.A. (SOCIEDAD UNIPERSONAL)

CONDENSED STATEMENT OF CASH FLOWS FOR 2014, 2013 AND 2012

(Thousand USD)

	2014	2013	2012

CASH FLOWS FROM OPERATING ACTIVITIES	20,770	31,700	768

PROFIT FOR THE YEAR	38,437	28,448	35,188
Adjustments for-	(42,417)	(30,726)	(40,407)
- Income tax	(2,304)	(906)	(11,896)
- Share of income at companies accounted for using the equity method	(43,813)	(30,316)	(33,505)
- Dividends	—	(634)	(527)
- Depreciation and amortisation charges	—	5	14
- Other gains and losses	—	(1,183)	3,843
- Finance loss	3,700	2,308	1,664
Net change in other operating assets and liabilities	(6,591)	14,215	13,638
Other amounts received/(paid) due to operating activities-	31,341	19,763	(7,651)
- Interest paid	(6,758)	(4,805)	(5,989)
- Dividends received	36,081	13,915	527
- Income tax recovered (paid)	2,018	10,653	(2,189)

CASH FLOWS FROM INVESTING ACTIVITIES	(138,092)	8,696	(41,235)

Payments due to investment-	(142,458)	(80,684)	(45,021)
- Group companies	(142,458)	(80,684)	(45,021)
Disposals-	1,205	87,267	242
- Group companies	1,205	86,782	—
- Other current financial assets	—	485	242
Other cash flows from operating activities-	3,161	2,113	3,544
- Interest received	3,161	2,113	3,544

CASH FLOWS FROM FINANCING ACTIVITIES	114,054	(39,631)	40,444

Increase/(decrease) in bank borrowings and Group companies	154,170	(12,133)	86,544
- Increase in bank borrowings	105,640	39,270	29,568
- Increase in Group companies	106,782	—	69,762
- Decrease in bank borrowings	(39,799)	(28,126)	—
- Decrease in Group companies	(18,453)	(23,277)	(12,786)
Dividends paid-	(40,116)	(27,498)	(46,100)
- Dividends	(40,116)	(27,498)	(46,100)

TOTAL NET CASH FLOWS FOR THE YEAR	(3,268)	765	(23)

Beginning balance of cash and cash equivalents	4,608	2,338	1,696
Exchange differences on cash and cash equivalents in foreign currencies	(124)	1,505	665
Ending balance of cash and cash equivalents	1,216	4,608	2,338

FIN-81

ANNEX A: BUSINESS COMBINATION AGREEMENT

EXECUTION VERSION

AMENDED AND RESTATED

BUSINESS COMBINATION AGREEMENT

among

GLOBE SPECIALTY METALS, INC.,

GRUPO FERROATLÁNTICA, S.A.U.,

GRUPO VILLAR MIR, S.A.U.,

VELONEWCO LIMITED

and

GORDON MERGER SUB, INC.

Dated as of May 5, 2015

A-i

A-ii

A-iii

EXHIBITS
Exhibit A	Form of Grupo VM Shareholders’ Agreement
Exhibit B	Form of AK Shareholders’ Agreement
Exhibit C	Form of Registration Rights Agreement
Exhibit D	Amended and Restated Certificate of Incorporation of Surviving Corporation
Exhibit E	Sample Closing Statement
Exhibit F	Form of Holdco Articles
Exhibit G	Form of Tax Opinion
Exhibit H	Form of Officer’s Certificates

A-iv

AMENDED AND RESTATED BUSINESS COMBINATION AGREEMENT

THIS AMENDED AND RESTATED BUSINESS COMBINATION AGREEMENT (this “Agreement”) is dated as of May 5, 2015, by and among Globe Specialty Metals, Inc., a Delaware corporation (“GSM”), Grupo Villar Mir, S.A.U., a Spanish public limited liability company in the form of a sociedad anónima (“Grupo VM”), Grupo FerroAtlántica, S.A.U., a Spanish public limited liability company in the form of a sociedad anónima and wholly-owned subsidiary of Grupo VM (“FA”), VeloNewco Limited, a private limited company incorporated under the laws of England and a wholly-owned subsidiary of Grupo VM (“Holdco”), and Gordon Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Holdco (“Merger Sub”), amends and restates in its entirety that certain Business Combination Agreement, dated as of February 23, 2015 (the “Original BCA”, and such date, the “Original Execution Date”), by and among GSM, Grupo VM, FA, Holdco and Merger Sub.

RECITALS

WHEREAS, the parties to the Original BCA desire to amend and restate the Original BCA in its entirety on the terms and subject to the conditions set forth herein;

WHEREAS, the parties hereto intend, as set forth in Section 11.9, that, subject to certain exceptions, (a) all references in this Agreement to “the date hereof” and “the date of this Agreement” shall refer to the Original Execution Date and (b) the date on which the representations and warranties set forth in Article 3, Article 4, Article 5 and Article 6 are made shall not change as a result of the execution of this Agreement and shall be made as of such dates as they were in the Original BCA;

WHEREAS, each of GSM and FA desire, following the satisfaction or waiver of the conditions set forth in Article 8, to effect a strategic combination of their respective businesses under Holdco pursuant to which, upon the terms and subject to the conditions set forth in this Agreement: (a) Holdco shall acquire from Grupo VM all of the issued and outstanding ordinary shares (acciones), par value €1,000 per share (the “FA Shares”), of FA (the “Stock Exchange”); and (b) following the consummation and implementation of the Stock Exchange, Merger Sub shall merge with and into GSM, with GSM surviving the merger as a wholly-owned subsidiary of Holdco (the “Merger” and, together with the Stock Exchange and the other transactions contemplated by this Agreement, the “Transactions”);

WHEREAS, each of GSM and FA have determined that Holdco shall act as the parent company for their combined global businesses after consummation of the Transactions, formed under the laws of England and domiciled and a resident for tax purposes in the United Kingdom with its place of effective management in London, United Kingdom, due to, among other things, the strong business, financial and market environment in the United Kingdom, the modern, flexible and consistent body of corporate law in the United Kingdom, London’s position as a major hub in the global financial and banking system, London’s central location relative to the United States and Spain and ease of accessibility for certain of Holdco’s and its Subsidiaries’ directors, executive officers and managers, and the parties’ view that London offers an appropriate, neutral location from which the parties can best realize the anticipated strategic benefits, economies of scale and synergies of the proposed business combination;

WHEREAS, the Board of Directors of GSM (the “GSM Board”) has determined that the Stock Exchange, the Merger and the other Transactions are consistent with, and will further, the business strategies and goals of GSM and are in the best interests of the GSM shareholders, and (a) has approved and declared advisable this Agreement and the Transactions, including the Merger and (b) has determined, subject to its duties under applicable Law, to recommend that the GSM shareholders adopt this Agreement;

WHEREAS, the sole shareholder of Grupo VM, the Board of Directors of Grupo VM and the Board of Directors of FA (the “FA Board”) have determined that the Stock Exchange, the Merger and the other Transactions are consistent with, and will further, the business strategies and goals of Grupo VM and FA and are in the best interests of Grupo VM and FA, and have approved this Agreement and the Transactions, including the Stock Exchange;

WHEREAS, each of the sole shareholder of Holdco and the Board of Directors of Holdco (the “Holdco Board”) has determined that the Stock Exchange, the Merger and the other Transactions are consistent with, and will further, the business strategies and goals of Holdco and are most likely to promote the success of Holdco, and has approved this Agreement and the Transactions, including the Stock Exchange and the Merger;

WHEREAS, the Board of Directors of Merger Sub has determined that the Merger and the other Transactions are consistent with, and will further, the business strategies and goals of Merger Sub and are in the best interests of Merger Sub and its shareholder and has approved this Agreement and the Transactions, including the Merger, and has determined to recommend that the sole shareholder of Merger Sub adopt this Agreement;

WHEREAS, concurrently with the execution and delivery of the Original BCA, and as an inducement and condition to the willingness of FA and Grupo VM to enter into the Original BCA and this Agreement, AK and certain other Persons entered into a voting and support agreement with Grupo VM pursuant to which AK and the Persons who are signatories to such voting and support agreement have agreed, among other things, to vote, the GSM Common Stock held by AK and such Persons in favor of the Transactions;

WHEREAS, concurrently with, and as a condition to, the consummation of the Transactions, Grupo VM shall enter into a Shareholders’ Agreement with Holdco substantially in the form attached hereto as Exhibit A with respect to certain rights and obligations with respect to its Holdco Class A Shares (the “Grupo VM Shareholders’ Agreement”);

WHEREAS, concurrently with, and as a condition to, the consummation of the Transactions, AK and certain of his affiliates shall enter into a Shareholders’ Agreement with Holdco substantially in the form attached hereto as Exhibit B with respect to certain rights and obligations with respect to their Holdco Ordinary Shares (the “AK Shareholders’ Agreement” and, together with the Grupo VM Shareholders’ Agreement, the “Shareholders’ Agreements”);

WHEREAS, concurrently with, and as a condition to, the consummation of the Transactions, each of Grupo VM and AK and certain of his affiliates shall enter into a registration rights agreement with Holdco substantially in the form attached hereto as Exhibit C (the “Registration Rights Agreement”);

WHEREAS, for U.S. federal income Tax purposes, it is intended that (i) the Merger should qualify as a “reorganization” within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and/or as a transaction described in Section 351(a) of the Code, (ii) the Merger should not result in gain being recognized because of the application of Section 367(a)(1) of the Code (other than for any shareholder that would be a “five-percent transferee shareholder” (within the meaning of U.S. Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of Holdco following the Merger that does not enter into a five-year gain recognition agreement in the form provided in U.S. Treasury Regulations Section 1.367(a)-8(c)), (the “Intended U.S. Tax Treatment”), (iii) if applicable, Grupo VM and the GSM shareholders will be in “control” of Holdco within the meaning of Section 351(a) of the Code immediately following the Transactions, (iv) if applicable, this Agreement constitutes, and is adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code, and (v) if applicable, Holdco, GSM and Merger Sub will each be a party to such reorganization within the meaning of Section 368(b) of the Code;

WHEREAS, for Spanish tax purposes, it is intended that (i) the Stock Exchange either (x) qualifies as a “share-for-share exchange” (canje de valores) under the Spanish corporate income tax (“Spanish CIT”) neutrality framework, as set out in Chapter VII, Title VII, of the Spanish CIT Law and benefits from the tax neutrality regime or (y) does not generate taxable income for Grupo VM pursuant to the Spanish participation exemption as currently set out in article 21 of the Spanish CIT Law, to be decided by Grupo VM at its own discretion, and (ii) the Merger does not result in a Spanish Non-Resident Income Tax liability for GSM and/or the GSM shareholders who (y) are not resident in Spain and do not act through a permanent establishment located in the Spanish territory and (z) are resident for tax purposes in the U.S. (the “Intended Spanish Tax Treatment” and, together with the Intended U.S. Tax Treatment, the “Intended Tax Treatment”); and

WHEREAS, each of the parties hereto desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and premises contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties to this Agreement agree as follows:

A RTICLE 1

THE STOCK EXCHANGE AND THE MERGER

1.1 The Stock Exchange and Preference Share Redemption.

(a) At the Closing and prior to the Effective Time, upon the terms and subject to the conditions set forth in this Agreement, Grupo VM shall (i) pay to FA as a capital contribution an amount in cash equal to the Estimated Grupo VM Adjustment, if any, and (ii) convey, assign, transfer and deliver to Holdco, and Holdco shall acquire and accept from Grupo

VM, all of Grupo VM’s right, title and interest in and to the FA Shares, free and clear of all Liens; provided, however, that if the Adjustment Threshold is less than the Estimated Grupo VM Adjustment, then Grupo VM may elect, at its sole discretion, to instead contribute to FA an amount equal to the Adjustment Threshold (the election to contribute such lesser amount, the “Adjustment Threshold Election”); provided, further, that if, in such circumstance, Grupo VM does not make the Adjustment Threshold Election and elects to contribute an amount equal to the Estimated Grupo VM Adjustment, it shall waive the condition precedent described in Section 8.3(d)(i) if such condition cannot be satisfied solely as a consequence of Grupo VM’s election to contribute an amount equal to the Estimated Grupo VM Adjustment. Such capital contribution, if any, shall be made by wire transfer of immediately available funds an amount in cash equal to the Estimated Grupo VM Adjustment (or Adjustment Threshold, as applicable) to the account or accounts as may be designated in writing by FA.

(b) At the Closing and prior to the Effective Time, in consideration for the Stock Exchange, Holdco shall allot, and issue and deliver, or cause to be issued and delivered, to Grupo VM an aggregate of 98,078,161 newly issued Holdco Class A Shares.

(c) The Stock Exchange shall be effective at 4:49 p.m., New York time, on the Closing Date, or at such other time as GSM and FA shall agree.

(d) At the Closing and prior to the Effective Time, Holdco shall redeem the Preference Shares held by Grupo VM out of distributable reserves (the “Redemption”).

1.2 The Merger.

(a) The Merger shall be conditioned upon the consummation and implementation of the Stock Exchange. At the Effective Time, Merger Sub shall be merged with and into GSM in accordance with the DGCL, and upon the terms and conditions set forth in this Agreement, whereupon the separate existence of Merger Sub shall cease and GSM shall continue as the surviving corporation (the “Surviving Corporation”). As a result of the Merger, GSM shall become a wholly-owned subsidiary of Holdco.

(b) The Merger shall have the effects specified in the DGCL. From and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities and duties of GSM and Merger Sub, all as provided under the DGCL.

(c) At the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended and restated pursuant to the Merger in its entirety as set forth on Exhibit D, until thereafter changed or amended as provided therein or by applicable Law. The name of the Surviving Corporation immediately after the Effective Time shall be “Globe Specialty Metals, Inc.”. At the Effective Time, the bylaws of the Surviving Corporation shall be amended and restated to be identical to the bylaws of Merger Sub.

(d) Immediately following the execution and delivery of this Agreement by the parties hereto, Holdco, in its capacity as the sole stockholder of Merger Sub, shall adopt this Agreement, in accordance with the DGCL, by written consent, and shall deliver a copy of such written consent to each of the parties hereto.

1.3 Grupo VM Adjustment.

(a) At least ten Business Days prior to the expected Closing Date (and in any event not more than fifteen Business Days prior to the actual Closing Date), FA shall prepare and deliver to GSM a statement (the “Estimated Closing Statement”), based upon the estimated consolidated balance sheet of FA, consisting of a statement of FA and its Subsidiaries as of the close of business on the Business Day prior to the expected Closing Date, setting forth in reasonable detail calculations of the FA Estimated Closing Net Debt and the Estimated Grupo VM Adjustment, if any. The Estimated Closing Statement shall be prepared in good faith and in accordance with the Accounting Principles and shall be substantially in the form of, and use the line items set forth on, the Sample Closing Statement attached hereto as Exhibit E. FA shall provide to GSM and its Representatives such access to the books and records of FA and its Subsidiaries and to any other information, including such access to FA’s and its Subsidiaries’ employees and work papers of their accountants (subject to GSM entering into, and such accountants agreeing to, a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such accountants), as GSM shall reasonably request, in connection with GSM’s review of the Estimated Closing Statement. GSM shall have the right to object to the amounts contained in the Estimated Closing Statement within three Business Days after the delivery of the Estimated Closing Statement to GSM. FA shall in good faith consider the objections, if any, of GSM to the Estimated Closing Statement and, if GSM has made any objections, will reissue an Estimated Closing Statement containing the Estimated Grupo VM Adjustment no later than two Business Days prior to the Closing Date with any such revisions that FA has determined in good faith are appropriate.

(b) As promptly as practicable following the Closing Date (but in any event within 90 days thereafter), Holdco shall prepare, or cause to be prepared, and deliver to Grupo VM a statement (the “Closing Statement”), based upon the consolidated balance sheet of FA and its Subsidiaries as of the close of business on the Business Day immediately preceding the Closing Date, setting forth in reasonable detail calculations of the FA Closing Net Debt and the Final Grupo VM Adjustment, if any, delivered pursuant to Section 1.3(f). The Closing Statement shall be prepared in good faith and in accordance with the Accounting Principles and shall be substantially in the form of, and use the line items set forth on, the Sample Closing Statement. Holdco shall provide to Grupo VM and its Representatives such access to the books and records of Holdco and its Subsidiaries and to any other information, including such access to Holdco’s and its Subsidiaries’ employees and work papers of the accountants who compiled or reviewed the Closing Statement or the underlying accounting data (subject to Grupo VM entering into, and such accountants agreeing to, a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such accountants), as Grupo VM shall reasonably request, in connection with Grupo VM’s review of the Closing Statement.

(c) The Closing Statement shall become final, binding and conclusive upon Grupo VM and Holdco on the 30th day following Grupo VM’s receipt of the Closing Statement unless, on or prior to such 30th day, Grupo VM delivers to Holdco a written notice (a “Closing Statement Dispute Notice”) stating that Grupo VM in good faith disputes one or more items contained in the Closing Statement (it being acknowledged that such dispute shall only be lodged on the basis that an item was not prepared in accordance with this Agreement or that there was a mathematical error) (each, a “Disputed Item”) and specifying in reasonable detail each Disputed Item. If Grupo VM delivers a Closing Statement Dispute Notice in a timely manner, all items in the Closing Statement that are not Disputed Items shall be final, binding and conclusive as to Grupo VM and Holdco for all purposes hereunder, except for any such items that must be changed or adjusted as a direct consequence of a change or adjustment to a Disputed Item.

(d) If Grupo VM delivers a Closing Statement Dispute Notice in a timely manner, then Grupo VM and Holdco shall seek in good faith to resolve the Disputed Items during the 30 day period beginning on the date Holdco receives the Closing Statement Dispute Notice (the “Resolution Period”). If Grupo VM and Holdco reach agreement with respect to any Disputed Items, Holdco shall revise the Closing Statement to reflect such agreement.

(e) Expert Determination.

(i) If Grupo VM and Holdco are unable to resolve all Disputed Items during the Resolution Period, then, at the request of either party, Grupo VM and Holdco shall jointly engage and submit the unresolved Disputed Items (the “Unresolved Items”) to the Independent Accountant for resolution. Grupo VM and Holdco shall enter into reasonable and customary arrangements for the services to be rendered by the Independent Accountant, including a customary confidentiality and nondisclosure agreement.

(ii) In resolving matters submitted to it pursuant to this Section 1.3(e), the Independent Accountant: (A) shall make its final determination on all matters within 30 days after the Unresolved Items are submitted to it for resolution; (B) shall limit its review to the Unresolved Items; (C) shall not assign a value to any Unresolved Item that is greater than the greatest value or less than the smallest value for such Unresolved Item claimed by Grupo VM or Holdco; and (D) shall make a determination with respect to the Unresolved Items only in a manner consistent with this Section 1.3 and the Accounting Principles. The Independent Accountant is not authorized to, and shall not, make any other determination. Each of Grupo VM and Holdco shall use its reasonable best efforts to furnish to the Independent Accountant such work papers and other documents and information pertaining to the Unresolved Items as the Independent Accountant may reasonably request.

(iii) Any disputes not within the scope of disputes to be resolved by the Independent Accountant pursuant to this Section 1.3(e) as well as any disputes about the scope of disputes to be resolved by the Independent Accountant pursuant to this Section 1.3(e) shall be resolved in accordance with Section 11.10. Any determination by the Independent Accountant, and any work or analyses performed by the Independent Accountant, may not be offered as evidence in any suit, action or proceeding as evidence of a breach of any representation or warranty in this Agreement or a breach of any covenant in this Agreement (other than a breach of this Section 1.3).

(iv) The final determination by the Independent Accountant of the Unresolved Items shall: (i) be in writing; (ii) include the Independent Accountant’s determination of each Unresolved Item; and (iii) include a brief summary of the Independent Accountant’s reasons for its determination of each issue.

(v) The dispute resolution by the Independent Accountant under this Section 1.3(e) shall constitute an expert determination and shall not constitute an arbitration. The determinations of the Independent Accountant shall be final, binding, and conclusive on Grupo VM and Holdco, absent fraud or manifest error. The fees, expenses and costs of the Independent Accountant shall be borne by Holdco.

(f) If the Final Grupo VM Adjustment, (x) as set forth on the Closing Statement delivered by Holdco to Grupo VM, if Grupo VM does not deliver a Closing Statement Dispute Notice in a timely manner pursuant to Section 1.3(c), (y) as agreed by Holdco and Grupo VM pursuant to Section 1.3(d) or (z) as set forth on the Closing Statement as adjusted for the Independent Accountant’s determination of the Unresolved Items in accordance with Section 1.3(e), as applicable, (i) exceeds the Estimated Grupo VM Adjustment (or Adjustment Threshold, if Grupo VM made the Adjustment Threshold Election) then, within five Business Days, Grupo VM shall pay, or cause to be paid, to Holdco, as additional consideration for the Holdco Class A Shares newly issued and delivered pursuant to Section 1.1(b), an amount in cash equal to such excess or (ii) is less than the Estimated Grupo VM Adjustment, (or Adjustment Threshold, if Grupo VM made the Adjustment Threshold Election), then, within five Business Days, Holdco shall pay or cause to be paid to Grupo VM, as additional consideration for the FA Shares transferred and delivered to Holdco pursuant to Section 1.1(b), an amount in cash equal to such deficiency. Any payment made pursuant to this Section 1.3(f) shall be made by wire transfer of immediately available funds to such account or accounts as may be designated in writing by Holdco or Grupo VM, as applicable.

1.4 Closing. The closing of the Stock Exchange, the Redemption and the Merger shall take place at the offices of Latham & Watkins LLP, 885 Third Avenue, New York, NY 10022-4834, USA at 10:00 a.m. local time, as soon as practicable (and, in any event, within three Business Days) after satisfaction or, to the extent permitted hereunder, waiver of all applicable conditions set forth in Article 8 (except for any conditions that by their nature can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions or waiver by the party entitled to waive such conditions) or at such other time and place as GSM and FA shall agree. The date and time on which the Closing occurs is referred to herein as the “Closing Date”. For purposes of this Agreement, the “Closing” shall mean, with respect to each of the Stock Exchange, the Redemption and the Merger, the execution and delivery of all relevant legal and contractual documentation required hereunder and under (a) the laws of Spain and England with respect to the Stock Exchange; (b) the laws of England with respect to the Redemption; and (c) the DGCL and the laws of England with respect to the Merger, in each case, to properly consummate the Stock Exchange, the Redemption and the Merger, respectively.

1.5 Closing Deliverables by Holdco and Merger Sub. At or prior to the Closing, Holdco and Merger Sub, as applicable, shall deliver, and the parties shall cause Holdco and Merger Sub to deliver, to GSM, Grupo VM and FA, as applicable:

(a) Duly executed irrevocable instructions to the Exchange Agent by means of which the Holdco Shares will be issued in accordance with the provisions herein;

(b) Duly executed counterparts of each Shareholders’ Agreement;

(c) Duly executed counterparts of the Registration Rights Agreement;

(d) Duly executed resolutions of the Holdco Board approving, subject to the approval of Grupo VM as shareholder where applicable, (i) the issue of 50,000 non-voting redeemable preference shares of £1.00 nominal value each in Holdco (the “Preference Shares”) to Grupo VM; (ii) the issue of 14 ordinary shares of $1.00 nominal value each in Holdco to Grupo VM; (iii) the re-registration of Holdco as a public limited company; (iv) the consolidation of the then existing 15 ordinary shares of $1.00 nominal value each in Holdco into two ordinary shares of $7.50 nominal value each and the immediate redesignation of such ordinary shares as Holdco Class A Shares; (v) the variation of the rights of the Holdco Class A Shares to reflect the rights of the Holdco Class A Shares as set out in the Holdco Articles; (vi) the adoption of interim articles of association of Holdco prior to Closing to reflect the Holdco Class A Shares and the public limited company status of Holdco; (vii) the allotment and issuance of all of the Holdco Shares pursuant to the Stock Exchange and the Merger (including approval of irrevocable instructions to the Exchange Agent to issue all such Holdco Shares); (viii) the adoption of the Holdco Articles; (ix) the redemption of the Preference Shares held by Grupo VM out of distributable reserves; and (x) any such other action or document required in connection with any of the foregoing;

(e) The certificates, documents and other items required to be delivered by Holdco and Merger Sub by Section 8.2; and

(f) The certificate of incorporation evidencing the re-registration of Holdco as a public limited company.

1.6 Closing Deliverables by Grupo VM and FA. At or prior to the Closing, Grupo VM and FA shall deliver, as applicable, or cause to be delivered, to Holdco and GSM, as applicable:

(a) The title or titles representing the FA Shares (título o títulos nominativos de acciones) duly endorsed (endoso en propiedad) as required in order to validly transfer title to the FA Shares to Holdco;

(b) The original share registry book of FA (libro registro de acciones nominativas) once the transfer of ownership over the FA Shares pursuant to the Stock Exchange has been duly recorded by the Secretary of the FA Board;

(c) Duly executed counterparts of the Grupo VM Shareholders’ Agreement;

(d) Duly executed counterparts of the Registration Rights Agreement;

(e) The certificates, documents and other items required to be delivered by Grupo VM and FA by Section 8.2; and

(f) Duly executed resolutions by Grupo VM as sole shareholder of Holdco approving (i) the issue of the Preference Shares to Grupo VM; (ii) the issue of 14 ordinary shares of $1.00 nominal value each in Holdco to Grupo VM; (iii) the re-registration of Holdco as a public limited company; (iv) the consolidation of the then existing 15 ordinary shares of $1.00 nominal value each in Holdco into two ordinary shares of $7.50 nominal value each and the immediate redesignation of such ordinary shares as Holdco Class A Shares; (v) the variation of the rights of the Holdco Class A Shares to reflect the rights of the Holdco Class A Shares as set out in the Holdco Articles; (vi) the adoption of interim articles of association of Holdco prior to Closing to reflect the Holdco Class A Shares and the public limited company status of Holdco; (vii) the allotment and issuance of all of the Holdco Shares pursuant to the Stock Exchange and the Merger; (viii) the adoption of the Holdco Articles; (ix) the redemption of the Preference Shares held by Grupo VM out of distributable reserves; (x) the Holdco Board giving irrevocable instructions to the Exchange Agent to issue all of the Holdco Shares described in clause (vii), above; and (xi) any such other action or document required in connection with any of the foregoing.

1.7 Closing Deliverables by GSM. At or prior to the Closing, GSM shall deliver, or cause to be delivered, to Holdco, Grupo VM and FA, as applicable:

(a) Duly executed counterparts of the AK Shareholders’ Agreement;

(b) Duly executed counterparts of the Registration Rights Agreement; and

(c) The certificates, documents and other items required to be delivered by Section 8.3.

1.8 Effective Time of the Merger.

(a) Subject to the terms and conditions set forth in this Agreement, on the Closing Date and prior to consummation of the Stock Exchange, GSM and Merger Sub shall file a certificate of merger relating to the Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL.

(b) The Merger shall become effective at 5:00 p.m., New York time, on the Closing Date or at such later time as GSM and FA shall agree and specify in the Certificate of Merger (such time as the Merger becomes effective being the “Effective Time”).

1.9 Articles of Association. Prior to the Effective Time, the sole shareholder of Holdco shall adopt the Amended and Restated Articles of Association of Holdco, substantially in the form attached hereto as Exhibit F (the “Holdco Articles”), to be in effect as of the Effective Time, or prior to the Effective Time if mutually agreed by GSM and FA.

1.10 Additional Matters Concerning Holdco. Holdco and its Subsidiaries (the “Holdco Group”) shall have the following characteristics as of and (subject to the legal power of the Holdco Board or the shareholders of Holdco to determine otherwise) after the Effective Time:

(a) Domicile and Structure of Holdco. Holdco, having its legal domicile in the United Kingdom, shall, following the consummation of the Stock Exchange and the Merger, serve as a parent company for the combined businesses of GSM and FA. Since its organization, Holdco has been and, it is the intention of Holdco, GSM, Grupo VM and FA that, following the completion of the transactions contemplated by this Agreement, Holdco will continue to be, and will take all actions necessary to remain, tax resident in the United Kingdom and fully entitled to all the benefits under the convention for the avoidance of double taxation on income taxes ratified by the United Kingdom with the U.S. and with Spain, as the case may be. The Holdco Group shall have executive offices in London, England, Miami, Florida and Madrid, Spain, and other appropriate offices in various locations consistent with the business needs of the Holdco Group, provided that Holdco’s tax residence and place of effective management shall at all times be situated in the United Kingdom.

(b) Exchange Listing and Ticker Symbol. Prior to the Effective Time, the parties shall use their respective commercially reasonable efforts to cause the Holdco Shares to be issued in connection with the Stock Exchange and the Merger, and the other Holdco Shares to be reserved for issuance upon exercise of the Holdco Stock Options pursuant to this Agreement, to be approved for listing on the NASDAQ under the current GSM ticker symbol.

(c) Corporate Name. Prior to the Effective Time, the parties shall cause the name of Holdco to be amended to a name mutually agreed by the parties.

1.11 Board of Directors and Board Committees of Holdco.

(a) Effective at the Effective Time, unless otherwise agreed by GSM and FA in writing, the parties shall take all necessary action to cause the size of the Holdco Board to be increased to nine members, five of which shall be designated by Grupo VM (the “Grupo VM Designees”) and four of which shall be designated by the GSM Board (the “GSM Designees”). AK shall be appointed as a member of the Holdco Board as one of the GSM Designees and executive chairman of the Holdco Board if he is willing and able to serve as such. Grupo VM shall be entitled to designate one of the Grupo VM Designees as executive vice-chairman of the Holdco Board. At least one of the Grupo VM Designees and at least three of the GSM Designees shall qualify as “independent directors”, as such term is defined in NASDAQ Stock Market Rule 5605(a)(2), and shall otherwise meet the minimum requirements to serve on Holdco’s audit committee under the NASDAQ Stock Market Rules and applicable Law. The independent Grupo VM Designee or Designees shall be designated by Grupo VM after consultation with GSM. At least one of the Grupo VM Designees shall not be resident in Spain. The independent GSM Designees shall be designated by GSM from the current members of the GSM Board after consultation with Grupo VM. Grupo VM agrees that each of the Grupo VM Designees shall, and GSM agrees that each of the GSM Designees shall, at all times be qualified to serve as a director under applicable rules and policies of Holdco, NASDAQ, applicable Law and shall have demonstrated good judgment, character and integrity in his or her personal and professional dealings and have relevant financial, management and/or global business experience.. Each of the Grupo VM Designees and the GSM Designees shall serve from and after the Effective Time until their successors are duly elected or appointed and qualified or until his or her earlier death, resignation or removal, in each case, in accordance with applicable Law, the Holdco Articles and the Shareholders’ Agreements.

(b) At the Effective Time, the Holdco Board shall constitute the following committees of the Holdco Board, each of which shall consist of three members of the Holdco Board: (i) the Audit Committee, (ii) the Nominating and Corporate Governance Committee and (iii) the Compensation Committee. At the Effective Time, each of the Audit Committee and Compensation Committee shall contain two Grupo VM Designees (selected by Grupo VM) and one GSM Designee (selected by GSM), in each case subject to NASDAQ Stock Market Rules, applicable Law, the Holdco Articles and the Shareholders’ Agreements. At the Effective Time, the two independent GSM Designees (selected by GSM) shall constitute a majority of Holdco’s Nominating and Corporate Governance Committee, subject to the NASDAQ Stock Market Rules, applicable Law, the Holdco Articles and the Shareholders’ Agreements.

1.12 Management of the Holdco Group. Prior to the Effective Time, the Holdco Board shall adopt a resolution providing for (a) the foregoing appointments to the Holdco Board and the Holdco Board committees, (b) the appointments of certain members of management of the Holdco Group and (c) the establishment of the responsibilities of the executive chairman of the Holdco Board and the executive vice chairman of the Holdco Board.

1.13 Share Capital. Each Holdco Share in issue immediately following the Stock Exchange, the Redemption and the Merger shall have a nominal value of $7.50. The parties agree to use their respective commercially reasonable efforts to cause the nominal share capital of each Holdco Share to be reduced, as soon as practicable, after the payment in respect of the Final Grupo VM Adjustment pursuant to Section 1.3(f) to an amount to be agreed between the parties, including taking all steps practicable prior to Closing to effect such reduction promptly following the Closing.

ARTICLE 2

CONVERSION OF SECURITIES IN THE MERGER

2.1 Effect on Capital Stock of GSM. At the Effective Time, by virtue of the Merger and without any action on the part of GSM, Holdco, Merger Sub or any holder of any shares of common stock, par value $0.0001 per share (the “GSM Common Stock”), of GSM:

(a) All shares of GSM Common Stock that are owned by GSM, Holdco or Merger Sub immediately prior to the Effective Time (such shares of GSM Common Stock, “Excluded GSM Shares”) shall cease to be outstanding and shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(b) Subject to Section 2.3, each share of GSM Common Stock issued and outstanding immediately prior to the Effective Time (other than any Excluded GSM Shares) shall be converted into and thereafter represent the right to receive one newly and validly issued, fully paid up Holdco Ordinary Share (the “Exchange Ratio”). The Holdco Ordinary Shares to be newly issued upon the conversion of shares of GSM Common Stock pursuant to this Section 2.1 are referred to collectively as the “Merger Consideration.”

(c) All of the shares of GSM Common Stock (other than the Excluded GSM Shares) shall be converted into the right to receive Holdco Ordinary Shares pursuant to this Section 2.1 and shall cease to be outstanding and shall cease to exist and, as of the Effective Time, each holder of a certificate representing any such shares of GSM Common Stock (a “GSM Certificate”) or shares of GSM Common Stock held in book entry form (“GSM Book-Entry Shares”) shall cease to have any rights with respect thereto, except the right to receive, in accordance with Section 2.1(b), the Merger Consideration, upon surrender of such GSM Certificate or GSM Book-Entry Share.

2.2 Effect on Merger Sub Common Stock. Each share of common stock, par value $0.01 per share, of Merger Sub (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall no longer be outstanding, shall be converted into one share of common stock, par value $0.0001 per share, of the Surviving Corporation, and shall be canceled and retired immediately after the Effective Time.

2.3 Certain Adjustments. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the Effective Time, the outstanding shares of the GSM Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment, or other similar transaction, or a stock dividend or stock distribution thereon shall be declared with a record date within said period, the Merger Consideration and the Exchange Ratio, and any other similarly dependent items, including the matters subject to Section 2.6, as the case may be, shall be equitably adjusted to provide the holders of GSM Common Stock the same economic effect as contemplated by this Agreement prior to such event.

2.4 Withholding Rights. Each of Holdco, GSM and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement, such amounts, if any, as it is required to deduct and withhold with respect to the making of such payment under the Code, the rules and regulations promulgated thereunder, or any other applicable state, local or foreign Tax Law. GSM and its Subsidiaries shall cooperate with Holdco and Grupo VM in coordinating the deduction and withholding of any Taxes required to be deducted and withheld by GSM or any Subsidiary under applicable tax Law. To the extent that amounts are so withheld by Holdco, GSM or the Exchange Agent, as the case may be, such withheld amounts (i) shall be remitted by Holdco, GSM or the Exchange Agent, as applicable, to the applicable Governmental Entity; and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of FA Shares or GSM Common Stock in respect of which such deduction and withholding was made by Holdco, GSM or the Exchange Agent, as the case may be.

2.5 Exchange of Certificates and Book-Entry Shares.

(a) At or prior to the Effective Time, Holdco shall appoint an internationally recognized financial institution reasonably acceptable to GSM (the “Exchange Agent”) to act, among other things, as exchange agent for the Merger, and shall deposit with the Exchange Agent, for the benefit of the holders of GSM Common Stock (other than the Excluded GSM Shares), for exchange in accordance with this Article 2, a number of Holdco Ordinary Shares equal to the total number of Holdco Ordinary Shares issuable pursuant to Section 2.1 (the “Exchange Fund”). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Holdco Ordinary Shares contemplated to be issued pursuant to Section 2.1 out of the Exchange Fund.

(b) Exchange Procedures.

(i) Certificates. As soon as practicable after the Effective Time (and in no event later than five days after the Effective Time), Holdco shall cause the Exchange Agent to mail to each Person that was, immediately prior to the Effective Time, a holder of record of GSM Common Stock (other than the Excluded GSM Shares) represented by GSM Certificates: (i) an appropriate and customary letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the GSM Certificates shall pass, only upon delivery of the GSM Certificates to the Exchange Agent, and shall otherwise be in such form as Holdco, GSM and the Exchange Agent shall reasonably agree; and (ii) instructions for use in effecting the surrender of the GSM Certificates (or affidavits of loss in lieu of the GSM Certificates as provided in Section 2.5(e)) in exchange for the Merger Consideration. Upon surrender of a GSM Certificate (or affidavit of loss in lieu of the GSM Certificate as provided in Section 2.5(e)) to the Exchange Agent in accordance with the terms of such letter of transmittal, duly executed, the holder of such GSM Certificate shall be entitled to receive in exchange therefor the Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 2.7), and the GSM Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the GSM Certificates. In the event of a transfer of ownership of GSM Common Stock that is not registered in the transfer records of GSM, the Merger Consideration upon due surrender of the GSM Certificate may be issued to such transferee if the GSM Certificate formerly representing such GSM Common Stock is presented to the Exchange Agent, accompanied by all documents reasonably required by Holdco to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable. Until surrendered as contemplated hereby, each GSM Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Agreement.

(ii) Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, no holder of GSM Book-Entry Shares shall be required to deliver a GSM Certificate or, in the case of holders of GSM Book-Entry Shares held through The Depositary Trust Company, an executed letter of transmittal to the Exchange Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to this Article 2. In lieu thereof, each holder of record of one or more GSM Book-Entry Shares held through The Depositary Trust Company whose GSM Common Stock were converted into the right to receive the Merger Consideration shall automatically upon the Effective Time be entitled to receive, and Holdco shall cause the Exchange Agent to pay and deliver as promptly as practicable after the Effective Time, in respect of each such GSM Book-Entry Share the Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 2.4), and such GSM Book-Entry Shares of such holder shall forthwith be cancelled. As soon as practicable after the Effective Time (and in no event later than five days after the Effective Time), Holdco shall cause the Exchange Agent to mail to each Person that was, immediately prior to the Effective Time, a holder of record of GSM Book-Entry Shares not held through The Depositary Trust Company: (i) an appropriate and customary letter of transmittal, which shall be in such form as Holdco, Grupo VM and the Exchange Agent shall reasonably agree; and (ii) instructions for returning such letter of transmittal in exchange for the Merger Consideration. Upon delivery of such letter of transmittal, in accordance with the terms of such letter of transmittal, duly executed, the holder of such GSM Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 2.4), and such GSM Book-Entry Shares so surrendered shall forthwith be cancelled. The Merger Consideration with respect to GSM Book-Entry Shares shall only be made to the Person in whose name such GSM Book-Entry Shares are registered. No interest will be paid or accrued on any amount payable upon due surrender of GSM Book-Entry Shares. Until paid or surrendered as contemplated hereby, each GSM Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Agreement.

(c) Transfer Books. At the Effective Time, the stock transfer books of GSM shall be closed and thereafter there shall be no further registration of transfers of shares of GSM Common Stock on the records of GSM. From and after the Effective Time, the holders of GSM Certificates and GSM Book-Entry Shares representing shares of GSM Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares except as otherwise provided for herein or by applicable Law, subject, however, to the Surviving Corporation’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time that may have been declared or made by GSM on such shares of GSM Common Stock not in violation of the terms of this Agreement or prior to the date of this Agreement and which remain unpaid at the Effective Time. If, after the Effective Time, GSM Certificates representing shares of GSM Common Stock are presented to Holdco for any reason, they shall be cancelled and exchanged for the Merger Consideration as provided in this Agreement.

(d) Termination of Fund; Abandoned Property. At any time following one year after the Closing Date, Holdco shall be entitled to require the Exchange Agent to deliver to it, or its nominee, any Holdco Ordinary Shares or cash remaining in the Exchange Fund made available to the Exchange Agent and not delivered to holders of GSM Certificates or GSM Book-Entry Shares, and thereafter such holders shall be entitled to look only to Holdco

(subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their GSM Certificates or GSM Book-Entry Shares and compliance with the procedures in Section 2.4. If, prior to six years after the Closing Date (or otherwise immediately prior to such time on which any payment in respect hereof would escheat to or become the property of any Governmental Entity pursuant to any applicable abandoned property, escheat or similar Laws), any holder of GSM Certificates or GSM Book-Entry Shares has not complied with the procedures in Section 2.4 to receive the Merger Consideration to which such holder would otherwise be entitled, the Merger Consideration to which such holder would otherwise be entitled in respect of such GSM Certificates or GSM Book-Entry Shares shall, to the extent permitted by applicable Law, become the property of Holdco, free and clear of all claims or interest of any Person previously entitled thereto. Notwithstanding the foregoing, neither Holdco nor the Exchange Agent shall be liable to any holder of a GSM Certificate or GSM Book-Entry Shares for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) Lost, Stolen or Destroyed Certificates. In the event that any GSM Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed GSM Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration payable in respect thereof pursuant to Section 2.1(b) hereof; provided, however, that Holdco or the Exchange Agent may, in its reasonable discretion and as a condition precedent to the payment of the Merger Consideration, require the owners of such lost, stolen or destroyed GSM Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Holdco or the Exchange Agent with respect to the GSM Certificates alleged to have been lost, stolen or destroyed.

(f) Distributions with Respect to Unexchanged Holdco Ordinary Shares. No dividends or other distributions declared or made after the Effective Time with respect to the Holdco Ordinary Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered GSM Certificate or GSM Book-Entry Share with respect to the Holdco Ordinary Shares represented thereby, unless and until the holder of such GSM Certificate or GSM Book-Entry Share shall surrender such GSM Certificate or GSM Book-Entry Share. Subject to the effect of escheat, Tax or other applicable Laws, following surrender of any such GSM Certificate, there shall be paid by Holdco to the holder of the certificates representing Holdco Ordinary Shares issued in exchange therefor, without interest, (i) promptly, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Holdco Ordinary Shares and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such Holdco Ordinary Shares.

2.6 GSM Stock Optio ns and Stock-Based Awards.

(a) Treatment of GSM Stock Options. As of the Effective Time, each option to acquire shares of GSM Common Stock (a “GSM Stock Option”) granted under (i) the 2006 Employee, Director and Consultant Stock Plan, (ii) the 2010 Annual Executive Bonus Plan,

(iii) the 2011 Annual Executive Long-Term Incentive Plan, (iv) the 2012 Long-Term Incentive Plan or (v) the Amended and Restated Director Compensation Plan (collectively, the “GSM Equity Plans”) that is outstanding and unexercised immediately prior to the Effective Time, whether or not then vested or exercisable, shall be converted into an option (a “Holdco Stock Option”) to acquire Holdco Ordinary Shares in accordance with this Section 2.6(a). Each such Holdco Stock Option as so converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the GSM Stock Option immediately prior to the Effective Time (but taking into account any changes thereto provided for in the applicable GSM Equity Plan, in any award agreement or in such GSM Stock Option by reason of this Agreement or the Transactions). As of the Effective Time, each such Holdco Stock Option as so converted shall be an option to acquire that number of Holdco Ordinary Shares (rounded down to the nearest whole share) equal to the product of (i) the number of shares of GSM Common Stock subject to such GSM Stock Option and (ii) the Exchange Ratio, at an exercise price per Holdco Ordinary Share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (x) the exercise price per share of GSM Common Stock of such GSM Stock Option by (y) the Exchange Ratio; provided, that the exercise price and the number of Holdco Ordinary Shares subject to the Holdco Stock Option shall be determined in a manner consistent with the requirements of Section 409A of the Code, and, in the case of GSM Stock Options that are intended to qualify as incentive stock options within the meaning of Section 422 of the Code, consistent with the requirements of Section 424 of the Code.

(b) Treatment of GSM Restricted Stock Units. As of the Effective Time, each restricted stock unit award granted under the applicable GSM Equity Plan (a “GSM RSU”) that is outstanding immediately prior to the Effective Time, whether or not it is vested, shall be assumed by Holdco and shall be converted into a restricted stock unit award (a “Holdco RSU”) with respect to Holdco Ordinary Shares in accordance with this Section 2.6(b). Each such Holdco RSU as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the GSM RSU immediately prior to the Effective Time (but taking into account any changes thereto provided for in the applicable GSM Equity Plan, in any award agreement or in such GSM RSU by reason of this Agreement or the Transactions). As of the Effective Time, each such Holdco RSU as so assumed and converted shall be a restricted stock unit award for that number of Holdco Ordinary Shares (rounded down to the nearest whole share) equal to the product of (i) the number of shares of GSM Common Stock underlying such GSM RSU multiplied by (ii) the Exchange Ratio.

(c) Treatment of GSM Stock Appreciation Rights. As of the Effective Time, each stock appreciation right award granted under the applicable GSM Equity Plan (a “GSM SAR”) that is outstanding immediately prior to the Effective Time whether or not it is vested shall be assumed by Holdco and shall be converted into a stock appreciation right award (a “Holdco SAR”) with respect to Holdco Ordinary Shares in accordance with this Section 2.6(c). Each such Holdco SAR as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the GSM SAR immediately prior to the Effective Time (but taking into account any changes thereto provided for in the applicable GSM Equity Plan, in any award agreement or in such GSM SAR by reason of this Agreement or the Transactions). As of the Effective Time, each such Holdco SAR as so assumed and converted shall be a stock appreciation right award for that number of Holdco Ordinary Shares (rounded down to the nearest whole share) equal to the product of (i) the number of shares of GSM

Common Stock underlying such GSM SAR multiplied by (ii) the Exchange Ratio, at an exercise price per Holdco Ordinary Share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (x) the exercise price per share of GSM Common Stock of such GSM SAR by (y) the Exchange Ratio; provided, that the exercise price and the number of Holdco Ordinary Shares subject to the Holdco SAR shall be determined in a manner consistent with the requirements of Section 409A of the Code.

(d) Treatment of GSM Restricted Shares. As of the Effective Time, each share of restricted stock granted under the applicable GSM Equity Plan (a “GSM Restricted Share”) that is outstanding immediately prior to the Effective Time, whether or not it is vested, shall be assumed by Holdco and shall be converted into a restricted Holdco Ordinary Share (a “Holdco Restricted Share”) in accordance with this Section 2.6(d). Each such Holdco Restricted Share as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the GSM Restricted Share immediately prior to the Effective Time (but taking into account any changes thereto provided for in the applicable GSM Equity Plan, in any award agreement or in such GSM Restricted Share by reason of this Agreement or the Transactions). As of the Effective Time, each award of Holdco Restricted Shares as so assumed and converted shall be an award of restricted shares for that number of Holdco Ordinary Shares (rounded down to the nearest whole share) equal to the product of (i) the number of GSM Restricted Shares multiplied by (ii) the Exchange Ratio.

(e) Not later than the Closing Date, Holdco shall deliver to the holders of GSM Restricted Shares, GSM Stock Options, GSM RSUs and GSM SARs any required notices setting forth such holders’ rights pursuant to the relevant GSM Equity Plan and award documents and stating that such GSM Restricted Shares, GSM Stock Options, GSM RSUs or GSM SARs have been assumed by Holdco (or, in the case of GSM Stock Options, converted into an option to acquire Holdco Ordinary Shares) and shall continue in effect on the same terms and conditions subject, in each case, to the adjustments required by this Section 2.6 after giving effect to the Merger and the terms of the relevant GSM Equity Plan.

(f) Prior to the Effective Time, GSM shall take all necessary action for the adjustment of GSM Restricted Shares, GSM Stock Options, and GSM RSUs under this Section 2.6. Holdco shall reserve for future issuance a number of Holdco Shares at least equal to the number of Holdco Ordinary Shares that will be subject to Holdco Restricted Shares, Holdco Stock Options and Holdco RSUs as a result of the actions contemplated by this Section 2.6. Not later than the Closing Date, Holdco shall file an effective registration statement on Form S-8 (or other applicable form) with respect to the Holdco Ordinary Shares subject to such Holdco Restricted Shares, Holdco Stock Options and Holdco RSUs and shall distribute a prospectus relating to such Form S-8, and Holdco shall use reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Holdco Restricted Shares, Holdco Stock Options and Holdco RSUs remain outstanding.

(g) Immediately after the Effective Time, GSM shall take all necessary actions necessary to terminate the GSM Equity Plans, and no additional equity-based awards shall be issued thereunder.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF GSM

Except (a) as set forth in the GSM Disclosure Schedule and (b) as otherwise disclosed or identified in the GSM SEC Documents filed prior to the date hereof, GSM hereby represents and warrants to the other parties as follows:

3.1 Corporate Organization. Each of GSM and its Subsidiaries is a corporation or other entity duly organized, validly existing and, to the extent applicable, in good standing under the laws of the jurisdiction of its organization and has the requisite corporate or other entity power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Each of GSM and its Subsidiaries is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified, has not had and would not reasonably be expected to have, individually or in the aggregate, a GSM Material Adverse Effect. The copies of the Amended and Restated Certificate of Incorporation, as amended (the “GSM Charter”), and Amended and Restated By-Laws of GSM (the “GSM Bylaws”) as most recently filed with the GSM SEC Documents are true, complete and correct copies of such documents as in effect as of the date of this Agreement. GSM is not in violation of any of the provisions of the GSM Charter or the GSM Bylaws. Each of GSM and its Subsidiaries is not a party to and has not taken any corporate action or other action (including in respect of breaches of statutory obligations or otherwise), nor have any steps been taken or Proceedings been commenced against GSM and its Subsidiaries, for their liquidation, winding-up, dissolution, reorganization or administration (including receivership, bankruptcy, insolvency, examinership, moratorium or intervention Proceedings) or for the appointment of a liquidator, receiver, trustee, administrator, administrative receiver or similar officer with respect to all or any of their respective assets, and each of GSM and its Subsidiaries is not insolvent under the laws of their respective jurisdiction of incorporation or unable to pay its debts. Each of GSM and its Subsidiaries has not been dissolved and is not required to be dissolved under the laws of their respective jurisdiction of incorporation

3.2 GSM Capitalization.

(a) The authorized capital stock of GSM consists of one hundred fifty million (150,000,000) shares of GSM Common Stock and one million (1,000,000) shares of preferred stock, par value $0.0001 per share (“GSM Preferred Stock”). As of February 20, 2015, (i) 73,749,990 shares of GSM Common Stock were issued and outstanding (which number includes 108,578 GSM Restricted Shares), all of which were validly issued without breach of any existing pre-emptive rights and fully paid, nonassessable and free of preemptive rights, (ii) 1,887,069 shares of GSM Common Stock were held in the treasury of GSM or by its Subsidiaries, (iii) 4,668,535 shares of GSM Common Stock were issuable (and such number was reserved for issuance) upon exercise of GSM Stock Options and upon settlement of equity-settled GSM RSUs granted under the GSM Equity Plans and (iv) no shares of GSM Preferred Stock were issued and outstanding. Except for GSM Stock Options and equity settled GSM RSUs to purchase or receive not more than 1,520,600 shares of GSM Common Stock, cash-settled GSM SARs and cash-settled GSM RSUs, there are no options, warrants or other rights, agreements, arrangements, voting trusts, proxies, shareholder agreements, or commitments of any character to which GSM or any of its Subsidiaries is a party or by which GSM or any of its Subsidiaries is bound relating to the issued or unissued capital stock or other Equity Interests of GSM or any of its Subsidiaries, or securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating GSM or any of its Subsidiaries to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, GSM or any of its Subsidiaries. Since February 20, 2015, GSM has not issued any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock or other Equity Interests, other than those shares of capital stock reserved for issuance described in this Section 3.2(a). Section 3.2(a) of the GSM Disclosure Schedule sets forth a true and complete list, as of February 20, 2015 of the prices at which each outstanding GSM Stock Option and GSM SARs may be exercised under the GSM Equity Plans, the number of GSM Restricted Shares, GSM Stock Options, GSM RSUs and GSM SARs outstanding at each such price (if applicable), the vesting schedule of the GSM Restricted Shares, GSM Stock Options, GSM RSUs and GSM SARs and whether each GSM Stock Option or GSM RSU is settleable in cash or shares of GSM Common Stock. None of the GSM Stock Options are “incentive stock options” within the meaning of Section 422 of the Code. All shares of GSM Common Stock subject to issuance under the GSM Equity Plans, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.

(b) There are no outstanding contractual obligations of GSM or any of its Subsidiaries nor any provisions in the GSM Charter and GSM Bylaws or the respective charter, bylaws or equivalent organizational documents of its Subsidiaries (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of, or (v) granting any preemptive or antidilutive right with respect to, any shares of GSM Common Stock or any capital stock of, or other Equity Interests in, GSM or any of its Subsidiaries.

(c) Section 3.2(c) of the GSM Disclosure Schedule sets forth a true and complete list of all of the Subsidiaries of GSM and the authorized, issued and outstanding Equity Interests of each such Subsidiary. Except as set forth in Section 3.2(c) of the GSM Disclosure Schedule, none of GSM or any of its Subsidiaries holds an Equity Interest in any other Person. Each outstanding share of capital stock or other Equity Interest in each Subsidiary of GSM is duly authorized, validly issued, without breach of any existing pre-emptive rights, fully paid, nonassessable and free of preemptive rights and is owned, beneficially and of record, by GSM or one or more of its wholly-owned Subsidiaries free and clear of all Liens, other than Permitted Liens. There are no outstanding contractual obligations of GSM or any of its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of GSM or any other Person, other than guarantees by GSM of any indebtedness or other obligations of any wholly-owned Subsidiary of GSM.

3.3 Authority; Execution and Delivery; Enforceability.

(a) GSM has all necessary power and authority to execute and deliver this Agreement, to perform and comply with each of its obligations under this Agreement and, subject to the receipt of the GSM Shareholder Approval, to consummate the Transactions applicable to it. The execution and delivery by GSM of this Agreement, the performance and compliance by GSM with each of its obligations herein and the consummation by GSM of the Transactions applicable to it have been duly authorized by all necessary corporate action on the part of GSM, subject to receipt of the GSM Shareholder Approval, and no other corporate proceedings on the part of GSM and no shareholder votes are necessary to authorize this Agreement or the consummation by GSM of the Transactions to which it is a party. GSM has duly and validly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the other parties of this Agreement, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought.

(b) The GSM Board, at a meeting duly called and held, adopted resolutions (i) approving this Agreement and the consummation of the Transactions upon the terms and subject to the conditions set forth in this Agreement, (ii) determining that the terms of this Agreement, the Merger and the other Transactions are fair to, and in the best interests of, GSM and its shareholders, (iii) declaring that this Agreement is advisable, (iv) directing that this Agreement be submitted to the shareholders of GSM for adoption and (v) recommending that its shareholders adopt this Agreement (the “GSM Recommendation”).

(c) To the Knowledge of GSM, no takeover, anti-takeover, business combination, control share acquisition or similar Law applies to the Merger or the other Transactions. The only vote of holders of any class or series of GSM Common Stock or other Equity Interests of GSM necessary to adopt this Agreement is the adoption of this Agreement by the holders of a majority of the shares of GSM Common Stock outstanding and entitled to vote thereon at the GSM Shareholders Meeting (the “GSM Shareholder Approval”). No other vote of the holders of GSM Common Stock or any other Equity Interests of GSM is necessary to consummate the Transactions.

3.4 No Conflicts.

(a) The execution and delivery of this Agreement by GSM does not, and the performance of this Agreement by GSM will not, (i) assuming the GSM Shareholder Approval is obtained, conflict with or violate any provision of the GSM Charter or the GSM Bylaws or any equivalent organizational documents of any Subsidiary of GSM, (ii) assuming that all consents, approvals, authorizations and permits described in Section 3.4(b) have been obtained and all filings and notifications described in Section 3.4(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law or Order applicable to GSM or any of its Subsidiaries, or by which any property or asset of GSM or any of its Subsidiaries, is bound or affected or (iii) require any consent or approval under, result in any breach of or any loss or impairment of any benefit under, constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of GSM or any of its Subsidiaries, pursuant to, any Contract or Permit, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to (A) prevent or delay beyond the Outside Date consummation of the Transactions or (B) otherwise have a GSM Material Adverse Effect.

(b) The execution and delivery of this Agreement by GSM does not, and the consummation by GSM of the Transactions to which it is a party and compliance by GSM with any of the terms or provisions hereof or thereof will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other Person, except (i) under the Exchange Act, Securities Act, any applicable blue sky Law and the rules and regulations of the NASDAQ, (ii) the Required Competition Filings, (iii) the filing of the Certificate of Merger as required by the DGCL and (iv) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to (A) prevent or delay beyond the Outside Date consummation of the Transactions or (B)  otherwise have a GSM Material Adverse Effect.

3.5 SEC Documents; Financial Statements; Undisclosed Liabilities.

(a) GSM has filed or furnished all reports, schedules, forms, statements, registration statements, prospectuses and other documents required to be filed or furnished by GSM with the SEC under the Securities Act or the Exchange Act since July 1, 2014 (the “GSM SEC Documents”). None of the Subsidiaries of GSM is required to make any filings with the SEC.

(b) As of its respective filing date, and, if amended, as of the date of the last amendment prior to the date of this Agreement, each GSM SEC Document complied in all material respects with the requirements of the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such GSM SEC Document, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) The consolidated financial statements of GSM included in the GSM SEC Documents (including, in each case, any notes or schedules thereto) and all related compilations, reviews and other reports issued by GSM’s accountants with respect thereto (the “GSM Financial Statements”), comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. The GSM Financial Statements fairly present, in all material respects, the financial condition and the results of operations, cash flows and changes in shareholders’ equity of GSM (on a consolidated basis) as of the respective dates of and for the periods referred to in the GSM Financial Statements, and were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), subject, in the case of interim GSM Financial Statements, to normal year-end adjustments and the absence of notes. The books and records of GSM and its Subsidiaries are accurate and complete in all material respects, have been maintained in accordance with sound business practices and accurately present and reflect in all material respects all of the transactions and actions therein described and the GSM Financial Statements have been prepared, in all material respects, in accordance with such books and records. No financial statements of any Person other than GSM and its Subsidiaries are required by GAAP to be included in the consolidated financial statements of GSM. Except as required by GAAP, GSM has not, between October 1, 2014 and the date of this Agreement, made or adopted any material change in its accounting methods, practices or policies in effect on October 1, 2014.

(d) GSM is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”) and (ii) the applicable listing and corporate governance rules and regulations of the NASDAQ.

(e) GSM has made available to FA true and complete copies of all written comment letters from the staff of the SEC received since July 1, 2014 relating to the GSM SEC Documents and all written responses of GSM thereto other than with respect to requests for confidential treatment or which are otherwise publicly available on the SEC’s EDGAR system. To the Knowledge of GSM, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any GSM SEC Documents and none of the GSM SEC Documents (other than confidential treatment requests) is the subject of ongoing SEC review. There are no internal investigations, any SEC inquiries or investigations or other governmental inquiries or investigations, to the Knowledge of GSM, pending or threatened, in each case regarding any accounting practices of GSM.

(f) GSM has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 and paragraph (e) of Rule 15d-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 under the Exchange Act. GSM’s disclosure controls and procedures are designed to ensure that all information (both financial and non-financial) required to be disclosed by GSM in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to GSM’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. GSM’s management has completed an assessment of the effectiveness of GSM’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable GSM SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. As of the date hereof, based on GSM management’s most recently completed evaluation of GSM’s internal control over financial reporting, (i) GSM had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect GSM’s ability to record, process, summarize and report financial information and (ii) GSM does not have Knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in GSM’s internal control over financial reporting.

(g) GSM and its Subsidiaries do not have any liabilities or obligations of any nature (whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued), except (i) as disclosed, reflected or reserved against in the most recent audited balance sheet included in the GSM Financial Statements or the notes thereto, (ii) for liabilities and obligations incurred in the ordinary course of business since the date of the most recent audited balance sheet included in the GSM Financial Statements, (iii) for liabilities and obligations arising out of or in connection with this Agreement or the Transactions and (iv) for liabilities and obligations that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a GSM Material Adverse Effect.

3.6 Absence of Certain Changes or Events. Since September 30, 2014 and through the date of this Agreement, (a) GSM and its Subsidiaries have conducted their businesses in all material respects only in the ordinary course and in a manner consistent with past practice and (b) there has not been any change, event, development, condition or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a GSM Material Adverse Effect. Since September 30, 2014 and through the date of this Agreement, neither GSM nor any of its Subsidiaries has taken any action that would have constituted a breach of, or required FA’s consent pursuant to, clauses (e), (m), (o), (q), (s) or (t) of Section 7.1 hereof had the covenants therein applied since September 30, 2014.

3.7 Information Supplied. None of the information supplied or to be supplied by GSM for inclusion or incorporation by reference in (i) the Form F-4 will, at the time the Form F-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement / Prospectus will, at the date it or any amendment or supplement is mailed to the holders of GSM Common Stock and at the time of the GSM Shareholders Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by GSM to such portions thereof that relate expressly to Holdco, Grupo VM, FA or any of their respective Subsidiaries or to statements made therein based on information supplied by or on behalf of Holdco, Grupo VM or FA for inclusion or incorporation by reference therein). The Form F-4 and Proxy Statement / Prospectus will comply as to form in all material respects with the requirements of the Securities Act or Exchange Act, as applicable, and other applicable Law.

3.8 Legal Proc eedings. As of the date hereof, there are no Proceedings pending, or to the Knowledge of GSM, threatened against GSM or any of its Subsidiaries or any of their respective assets, rights or properties or any of the officers or directors of GSM, that would, in each case, individually or in the aggregate, reasonably be expected to prevent or delay beyond the Outside Date consummation of the Transactions. There are no Proceedings pending, or to the Knowledge of GSM, threatened against GSM or any of its Subsidiaries or any of their respective assets, rights or properties or any of the officers or directors of GSM, except, in each case, for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a GSM Material Adverse Effect. Neither GSM nor any of its Subsidiaries nor any of their respective properties, rights or assets is or are subject to any Order, except for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a GSM Material Adverse Effect.

3.9 Compliance with Laws.

(a) (i) GSM and its Subsidiaries are in compliance and since January 1, 2012, have been in compliance with all Laws and Orders applicable to GSM or any of its Subsidiaries or any assets owned or used by any of them (except for such past noncompliance as has been remedied and imposes no continuing obligations or costs on GSM or its Subsidiaries), and (ii) neither GSM nor any of its Subsidiaries has received any written communication since January 1, 2012, from a Governmental Entity that alleges that GSM or any of its Subsidiaries is not in compliance with any such Law or Order, except in the case of clauses (i) and (ii) where any non-compliance, individually or in the aggregate, has not had and would not reasonably be expected to have, a GSM Material Adverse Effect.

(b) GSM and each of its Subsidiaries (i) are in compliance and since January 1, 2010, have been in compliance in all material respects with the United States Foreign Corrupt Practices Act of 1977 (the “FCPA”) and any other applicable United States and foreign Anti-corruption Laws; (ii) since January 1, 2010, have not been investigated by any Governmental Entity with respect to, or been given notice by a Governmental Entity or any other Person of, any actual or alleged violation by GSM or any of its Subsidiaries of the FCPA or any other applicable United States or foreign Anti-corruption Laws and (iii) since July 1, 2013, GSM has had an operational and effective FCPA and anti-corruption compliance program that includes policies and procedures and training intended to enhance awareness of and compliance by GSM and its Subsidiaries with the FCPA and any other applicable United States or foreign Anti-corruption Laws.

(c) To the Knowledge of GSM, none of GSM or its Subsidiaries has, directly or indirectly through its Representatives or any Person authorized to act on its behalf (including any distributor, agent, sales intermediary or other third party), offered, promised, paid, authorized or given, money or anything of value to any Person for the purpose of: (i) influencing any act or decision of any Government Official or Other Covered Party; (ii) inducing any Government Official or Other Covered Party to do or omit to do an act in violation of a lawful duty; (iii) securing any improper advantage; or (iv) inducing any Government Official or Other Covered Party to influence the act or decision of a government or government instrumentality, in order to obtain or retain business, or direct business to, any Person or entity, in any way.

(d) GSM and its Subsidiaries have maintained complete and accurate books and records, including records of payments to any agents, consultants, representatives, third parties and Government Officials, in accordance with GAAP, in all material respects. There have been no false or fictitious entries made in the books and records of GSM or its Subsidiaries relating to any unlawful offer, payment, promise to pay, or authorization of the payment of any money, or unlawful offer, gift, promise to give, or authorization of the giving of anything of value, including any bribe, kickback or other illegal or improper payment, and GSM and its Subsidiaries have not established or maintained a secret or unrecorded fund.

(e) To the Knowledge of GSM, since January 1, 2010, none of GSM or its Subsidiaries has had a customer or supplier or other business relationship with, is a party to any Contract with, or has engaged in any transaction with, any Person (i) that is organized or domiciled in or that is a citizen of Cuba, Iran, North Korea, Sudan, or Syria (including any Governmental Entity within such country) or (ii) that is the subject of any international economic or trade sanction administered or enforced by the Office of Foreign Assets Control of the United States Department of the Treasury (“OFAC”), the United Nations Security Council, the European Union, Her Majesty’s Treasury, the United Kingdom Export Control Organization or other relevant sanctions authority (including but not limited to being listed on the Specially Designated Nationals and Blocked Persons List administered by OFAC).

3.10 Permits. GSM and each of its Subsidiaries have all required governmental permits, licenses, franchises, certificates, registrations, approvals, exemptions, clearances, billings and authorizations (“Permits”) necessary for the conduct of their business and the use of their properties and assets, as presently conducted and used, and each of the Permits is valid, subsisting and in full force and effect, except where the failure to have or maintain such Permit individually or in the aggregate, has not had and would not reasonably be expected to have, a GSM Material Adverse Effect. The operation of the business of GSM and its Subsidiaries as currently conducted is not, and has not been since January 1, 2012, in violation of, nor is GSM or its Subsidiaries in default or violation under, any Permit (except for such past violation or default as has been remedied and imposes no continuing obligations or costs on GSM or its Subsidiaries), and, to the Knowledge of GSM, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation of any term, condition or provision of any Permit, except where such default or violation of such Permit, individually or in the aggregate, has not had and would not reasonably be expected to have, a GSM Material Adverse Effect. There are no actions pending or, to the Knowledge of GSM, threatened, that seek the revocation, cancellation or modification of any Permit, except where such revocation, cancellation or modification, individually or in the aggregate, has not had and would not reasonably be expected to have, a GSM Material Adverse Effect. Since January 1, 2012, neither GSM nor its Subsidiaries have received or been subject to any written notice, charge, claim or assertion, or to the Knowledge of GSM, any other notice, charge, claim or assertion, in each case, alleging any violations of or noncompliance with any Permit, nor to the Knowledge of GSM, has any such notice, charge, claim or assertion been threatened, except where such notice, charge, claim or assertion, individually or in the aggregate, has not had and would not reasonably be expected to have, a GSM Material Adverse Effect.

3.11 Employee Benefit Plans.

(a) Section 3.11(a) of the GSM Disclosure Schedule sets forth a true and complete list of each “employee benefit plan” as defined in Section 3(3) of ERISA and each other material employment, incentive, bonus, deferred compensation, profit-sharing, pension, retirement, vacation, holiday, sick pay, cafeteria, fringe benefit, medical, disability, retention, severance, termination, change in control, equity-based compensation and other compensation or benefit plan, policy, program, agreement or arrangements (whether written or oral) providing compensation or other benefits to any current or former director, officer, employee or consultant (or to any dependent or beneficiary thereof) of GSM, maintained, sponsored or contributed to by GSM or any of its Subsidiaries, or under which GSM or any of its Subsidiaries has any obligation or liability, whether actual or contingent (each a “GSM Benefit Plan”). For purposes of this Section 3.11(a), all employment agreements with any director or any “executive officer” of GSM (within the meaning of Rule 405 under the Securities Act), shall be deemed “material”.

(b) With respect to each material GSM Benefit Plan, GSM has made available to FA complete and accurate copies of (i) such GSM Benefit Plan, including any amendment thereto (or, in the case of any unwritten GSM Benefit Plan, a written description thereof), (ii) each trust, insurance, annuity or other funding contract related thereto, (iii) the most recent summary plan description and any summary of material modifications (if any) prepared for each GSM Benefit Plan, (iv) the two most recent financial statements and actuarial or other valuation reports prepared with respect thereto, (v) the most recent determination or opinion letter from the IRS and (vi) the two most recent annual reports on Form 5500 required to be filed with the IRS with respect thereto (if any).

(c) Each GSM Benefit Plan has been administered in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code, and payments and contributions required to be made under the terms of any of the GSM Benefit Plans as of the date of this Agreement have been timely made or, if not yet due, have been properly reflected on the most recent consolidated balance sheet filed or incorporated by reference in the GSM SEC Documents prior to the date of this Agreement. With respect to the GSM Benefit Plans, no event has occurred and, to the Knowledge of GSM, there exists no condition or set of circumstances which could reasonably be expected to result in a GSM Material Adverse Effect.

(d) Each GSM Benefit Plan which is intended to qualify under Section 401(a) of the Code has either received a favorable determination letter or opinion letter from the IRS as to its qualified status, and each trust established in connection with any GSM Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and to GSM’s Knowledge no fact or event has occurred that could adversely affect the qualified status of any such GSM Benefit Plan or the exempt status of any such trust.

(e) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a GSM Material Adverse Effect, all GSM Benefit Plans subject to the Laws of any jurisdiction outside the United States (i) have been maintained in accordance with all applicable requirements, (ii) if they are intended to qualify for special tax treatment, meet all the requirements for such treatment, and (iii) if they are intended to be funded and/or book-reserved, are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

(f) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a GSM Material Adverse Effect: (i) to GSM’s Knowledge there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) other than a transaction that is exempt under a statutory or administrative exemption with respect to any GSM Benefit Plan, and (ii) no Proceeding has been brought, or to the Knowledge of GSM is threatened, against or with respect to any GSM Benefit Plan, including any audit or inquiry by the IRS or United States Department of Labor (other than for routine benefits claims).

(g) No GSM Benefit Plan is a multiemployer pension plan (as defined in Section 3(37) of ERISA) (“Multiemployer Plan”) or other pension plan subject to Title IV of ERISA or the minimum funding requirements of Section 302 of ERISA or Section 412 of the Code and none of GSM or any ERISA Affiliate has maintained, sponsored or contributed to or been required to contribute to a Multiemployer Plan or other pension plan subject to Title IV of ERISA. Except for such instances which are not reasonably expected to result in a GSM Material Adverse Effect, none of GSM or any of its Subsidiaries has received any notification that any such plan is in reorganization (within the meaning of Section 4241 of ERISA), has been terminated, is insolvent (within the meaning of Section 4245 of ERISA) or is in endangered or critical status (within the meaning of Section 432 of the Code or Section 305 of ERISA). No material liability under Title IV of ERISA has been incurred by GSM or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to GSM or any ERISA Affiliate of incurring or being subject (whether primarily, jointly or secondarily) to a material liability thereunder. None of GSM or any of its Subsidiaries has incurred any material withdrawal liability under §4201 of ERISA.

(h) No amount that could be received (whether in cash or property or the vesting of property), as a result of the consummation of the transactions contemplated by this Agreement (alone or in conjunction with any other event, including any termination of employment), by any employee, officer or director of GSM or any of its Subsidiaries who is a “disqualified individual” (as such term is defined in proposed Treasury Regulations Section 1.280G-1) under any GSM Benefit Plan could be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). GSM has delivered to FA, with respect to each disqualified individual with respect to GSM or any of its Subsidiaries that could reasonably be expected to receive any excess parachute payment, (i) such person’s name, title and a reasonable estimate of such person’s “base amount” (as defined in Section 280G(b)(3) of the Code) and (ii) a reasonable estimate of the aggregate present value of the “parachute payments” (as defined in Section 280G(b)(2) of the Code) such person could receive.

(i) Except as required by Law, no GSM Benefit Plan provides health, medical, life insurance or other welfare benefits with respect to current or former employees (or any of their beneficiaries) of GSM or any of its Subsidiaries after retirement or other termination of employment (other than coverage or benefits (i) required to be provided under Part 6 of Title I of ERISA or Section 4980B(f) of the Code, or any other applicable Law, or (ii) the full cost of which is borne by the current or former employee (or any of their beneficiaries)).

(j) The consummation of the Transactions will not (i) entitle any employee to a bonus, severance or change in control payment, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits, increase the amount payable or trigger any other material obligation pursuant to any of the GSM Benefit Plans or (iii) result in any breach or violation of, or default under, or limit GSM’s right to amend, modify or terminate, any GSM Benefit Plan.

(k) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a GSM Material Adverse Effect, each GSM Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and all IRS guidance promulgated thereunder, to the extent such section and such guidance have been applicable to such GSM Benefit Plan. There is no agreement, plan, Contract or other arrangement to which GSM is a party or by which it is otherwise bound to compensate any Person in respect of Taxes pursuant to Section 409A or 4999 of the Code.

3.12 Employee and Labor Matters.

(a) Section 3.12(a) of the GSM Disclosure Schedule sets forth a complete and accurate list of all collective bargaining, works council or other labor union Contracts applicable to any employees of GSM or any of its Subsidiaries (the “Collective Bargaining Agreements”). GSM has made available to FA copies of such Collective Bargaining Agreements, including with respect to employees based outside the United States.

(b) No labor union, labor organization, works council, or group of employees of GSM or any of its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with any labor relations tribunal or authority. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a GSM Material Adverse Effect, neither GSM nor any Subsidiary has engaged in any unfair labor practice with respect to any individuals employed by or otherwise performing services for GSM or any of its Subsidiaries (the “GSM Business Personnel”), and there is no unfair labor practice complaint or grievance or other administrative or judicial complaint, action or investigation pending or, to the Knowledge of GSM, threatened in writing against GSM or any of its Subsidiaries by any Governmental Entity with respect to the GSM Business Personnel. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a GSM Material Adverse Effect, there is no labor strike, dispute, lockout, slowdown or stoppage pending or, to the Knowledge of GSM, threatened against or affecting GSM or any Subsidiary which is reasonably likely to interfere with the respective business activities of GSM or any Subsidiary.

(c) Neither GSM nor any of its Subsidiaries are required to provide notice to any work council or similar representative body prior to the execution of this Agreement or the consummation of the Transactions.

(d) GSM and its Subsidiaries are and have been in compliance with all Collective Bargaining Agreements to or by which GSM or any of its Subsidiaries is a party or bound and with all applicable Laws respecting employment and employment practices, including, without limitation, all Laws respecting terms and conditions of employment, health and safety, wage payment, wages and hours, child labor, collective bargaining, immigration and work authorizations, employment discrimination, retaliation, civil rights, veterans’ rights, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, social welfare obligations, proper classification of employees as exempt and non-exempt and as employees and independent contractors, unemployment insurance and the collection and payment of withholding and/or social security Taxes and any similar Tax, except for noncompliance as individually or in the aggregate, has not had and would not reasonably be expected to have, a GSM Material Adverse Effect.

3.13 Environmental Matters. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have, a GSM Material Adverse Effect:

(a) GSM and each of its Subsidiaries (i) is in compliance with all, and is not subject to any liability with respect to noncompliance with any, Environmental Laws, (ii) has and holds, or has applied for, all Environmental Permits necessary for the conduct of their business and the use of their properties and assets, as currently conducted and used, and (iii) is in compliance with the terms and conditions of their respective Environmental Permits.

(b) There are no Environmental Claims pending, nor to the Knowledge of GSM, threatened against GSM or any of its Subsidiaries, and none of GSM or any of its Subsidiaries has received any notification of any actual or potential responsibility for any Release or threatened Release of any Hazardous Materials.

(c) None of GSM or any of its Subsidiaries (i) has entered into or agreed to any consent decree or consent order or is otherwise subject to any Order relating to compliance with Environmental Laws, Environmental Permits or to the investigation, sampling, monitoring, treatment, remediation, response, removal or cleanup of Hazardous Materials and no Proceeding is pending, or to the Knowledge of GSM is threatened, with respect thereto, or (ii) is an indemnitor by contract or otherwise in connection with any claim, demand, suit or action threatened or asserted by any third-party for any liability under any Environmental Law or otherwise relating to any Hazardous Materials.

3.14 Title to and Sufficiency of Assets. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a GSM Material Adverse Effect, (a) GSM and each of its Subsidiaries has good and valid title to, or a valid leasehold interest in or license to, all of its personal property and other tangible assets and properties, in each case free and clear of all Liens other than Permitted Liens; (b) such properties and assets constitute all of the properties and assets that are used in the operations of GSM and its Subsidiaries as presently conducted and are adequate to conduct the business of GSM and its Subsidiaries as presently conducted; and (c) such properties and assets, taken as a whole, are in good operating condition and repair, normal wear and tear excepted.

3.15 Real Property; Mining Interests.

(a) Section 3.15(a) of the GSM Disclosure Schedule sets forth a true and complete list of all real property and interests in real property owned or purported to be owned by GSM or any of its Subsidiaries that has a value individually of at least $10 million (collectively, the “GSM Owned Real Property”) and the address for each GSM Owned Real Property. GSM or its Subsidiaries, as the case may be, holds good and marketable fee title to the GSM Owned Real Property, free and clear of all Liens, except for Permitted Liens.

(b) Section 3.15(b) of the GSM Disclosure Schedule sets forth (i) a true and complete list of all real property leased, subleased or otherwise occupied but not owned by GSM or any of its Subsidiaries with, as applicable, (x) annual rental payments expected to be paid by GSM or such Subsidiary for calendar year 2015 in excess of $1 million per lease, sublease or otherwise, (y) annual royalty payments expected to be paid by GSM or such

Subsidiary for calendar year 2015 in excess of $1 million per lease, sublease or otherwise, or (z) proven reserves of at least $1 million (collectively, the “GSM Leased Real Property”), (ii) the address for each parcel of GSM Leased Real Property, (iii) a description of the applicable lease, sublease, occupancy agreement or other agreement therefor and any and all material amendments, modifications and side letters relating thereto (true and correct copies of each of which GSM has delivered to FA) and (iv) the current rent amounts payable by GSM or any of its Subsidiaries related to each GSM Leased Real Property. GSM or its Subsidiaries, as the case may be, has a valid and subsisting leasehold or subleasehold interest in the GSM Leased Real Property free and clear of all Liens, except for Permitted Liens.

(c) The GSM Owned Real Property and the GSM Leased Real Property are referred to collectively herein as the “GSM Real Property.” The GSM Real Property constitutes all real property necessary for the conduct of the business of GSM and its Subsidiaries, taken as a whole, as currently conducted. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a GSM Material Adverse Effect, (i) each parcel of GSM Real Property is in compliance with all existing Laws applicable to such GSM Real Property, and (ii) neither GSM nor any of its Subsidiaries has received written notice of any Proceedings in eminent domain, condemnation or other similar Proceedings that are pending, and to GSM’s Knowledge there are no such Proceedings threatened, affecting any portion of the GSM Real Property and neither GSM nor any of its Subsidiaries has received written notice of the existence of any outstanding Order or of any pending Proceeding, and to the Knowledge of GSM there is no such Order, or Proceeding threatened, relating to the ownership, lease, use, occupancy or operation by any Person of the GSM Real Property. Other than the GSM Lease Agreements, there are no leases, subleases, licenses or other agreements granting any Person the right to use or occupy any of the GSM Real Property or any portion thereof; and no other Person is in possession of any GSM Real Property or portion thereof. Neither GSM nor any of its Subsidiaries has granted any option or other right to any third party to purchase any of the GSM Real Property or portion thereof. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a GSM Material Adverse Effect, each GSM Real Property and all buildings, structures, improvements and fixtures located on, under, over or within the GSM Real Property are in a state of good operating condition and are sufficient for the continued conduct of business in the ordinary course, subject to reasonable wear and tear.

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a GSM Material Adverse Effect:

(i) GSM or its Subsidiaries has adequate rights of ingress and egress with respect to the GSM Leased Real Property that is being actively mined by GSM or its Subsidiaries, or that GSM or any of its Subsidiaries currently plans to mine within 6 months of the date hereof (each, a “GSM Producing Lease”), and to all fixtures and improvements used by GSM or such Subsidiary in its operations on such GSM Producing Leases, as applicable;

(ii) all such GSM Producing Leases and related fixtures and improvements are sufficient to operate the business of GSM and its Subsidiaries as it is currently conducted;

(iii) to the Knowledge of GSM, the GSM Producing Leases will afford GSM or its Subsidiaries the right to extract and sell minerals from the GSM Producing Leases in a manner consistent with the business of GSM and its Subsidiaries as it is currently conducted;

(iv) the GSM Producing Leases include all real estate leasehold rights necessary to conduct mining and reclamation activities necessary to operate the business of GSM and its Subsidiaries as it is currently conducted; and

(v) all royalties, rents, overriding royalties or other similar payment obligations related to the GSM Producing Leases or the extraction of minerals by GSM or its Subsidiaries from the GSM Real Property that were due and payable have been or will be paid in full without setoff or claims unless otherwise accurately and fully reserved for or recorded and accrued as a payable in the GSM Financial Statements.

(e) Except as has not and would not reasonably be expected to have, individually or in the aggregate, a GSM Material Adverse Effect:

(i) GSM or its Subsidiaries has adequate rights of ingress and egress with respect to the GSM Concession Properties, and to all fixtures and improvements used by GSM or such Subsidiary in its operations on such GSM Concession Properties, as applicable;

(ii) all GSM Concession Contracts are sufficient to operate the business of GSM and its Subsidiaries as it is currently conducted;

(iii) to the Knowledge of GSM, the GSM Concession Contracts will afford GSM or its Subsidiaries the right to extract and sell minerals from the GSM Concession Properties in a manner consistent with the business of GSM and its Subsidiaries as it is currently conducted;

(iv) the GSM Concession Contracts include all real estate leasehold rights necessary to conduct mining and reclamation activities necessary to operate the business of GSM and its Subsidiaries as it is currently conducted; and

(v) all location fees, mining claim rental fees, maintenance fees or similar payment obligations required to hold each such GSM Concession Property and maintain it in good standing have been paid or other similar payment obligations related to the GSM Concession Contracts or the extraction of minerals by GSM or its Subsidiaries from the GSM Concession Properties that were due and payable have been or will be paid in full without setoff or claims unless otherwise accurately and fully reserved for or recorded and accrued as a payable in the GSM Financial Statements.

3.16 Tax Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a GSM Material Adverse Effect, (i) all Tax Returns that are required to be filed by or with respect to GSM or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file), (ii) all such Tax Returns are true, complete and accurate and have been prepared in compliance with applicable Tax Laws, and (iii) GSM and its Subsidiaries have prepared and retained all records and information required by applicable Tax Laws.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a GSM Material Adverse Effect, GSM and its Subsidiaries have timely paid all Taxes due and owing by any of them, including any Taxes required to be withheld (or as the case may be, paid on account of income derived from remunerations in kind) from amounts owing to any employee, creditor, or third party (in each case, whether or not shown on any Tax Return), other than Taxes that are not yet due or that are being contested in good faith in appropriate proceedings, in each case for which adequate reserves have been established in accordance with GAAP on the financial statements of GSM and its Subsidiaries.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a GSM Material Adverse Effect, no deficiency for any Tax has been asserted or assessed by a Tax authority against GSM or any of its Subsidiaries which deficiency has not been paid or is not being contested in good faith in appropriate proceedings and for which adequate reserves have been established in accordance with GAAP on the financial statements of GSM and its Subsidiaries.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a GSM Material Adverse Effect, there is not pending or threatened in writing any audit, examination, investigation or other proceeding with respect to any Taxes of GSM or any of its Subsidiaries, nor is there any other procedure, proceeding or contest of any refund or deficiency in respect of Taxes that is pending in or on appeal from any Tax authority.

(e) Neither GSM nor any of its Subsidiaries has waived, or requested the waiver of, any statute of limitations with respect to material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency.

(f) Neither GSM nor any of its Subsidiaries has (i) been the “distributing corporation” or a “controlled corporation” (in each case, within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local, or non-U.S. Law) (A) in the two years prior to the date of this Agreement or (B) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the transactions contemplated by this Agreement, or (ii) ever been a “United States real property holding corporation” within the meaning of Section 897 of the Code.

(g) None of the Subsidiaries of GSM organized or formed under the laws of a jurisdiction outside the United States has (i) ever been a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S.

corporation for U.S. federal Tax purposes by reason of the application of Section 269B or Section 7874(b) of the Code, or (ii) was created or organized in the United States such that such entity would be taxable in the United States as a domestic entity pursuant to the dual charter provision of U.S. Treasury Regulations Section 301.7701-5(a).

(h) No entity classification election pursuant to U.S. Treasury Regulations Section 301.7701-3 or Section 897(i) of the Code has ever been filed with respect to GSM or any of its Subsidiaries.

(i) Except as would not, individually or in the aggregate, reasonably be expected to have a GSM Material Adverse Effect, none of GSM or any of its Subsidiaries is a party to any Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement (other than any customary Tax indemnification provisions in ordinary course commercial agreement, arrangements that are not primarily related to Taxes or other agreements or arrangements solely among any of GSM and its Subsidiaries).

(j) Neither GSM nor any of its Subsidiaries has ever been a member of any consolidated, combined, affiliated, aggregate or unitary group of persons for any Tax purpose (other than a group the common parent of which is GSM or a Subsidiary). None of GSM or any of its Subsidiaries has any liability for Taxes of any Person (other than GSM or any of its Subsidiaries) under U.S. Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) as transferee or successor.

(k) Except as would not, individually or in the aggregate, reasonably be expected to have a GSM Material Adverse Effect, neither GSM nor any of its Subsidiaries has entered into any transactions or arrangements with any of their affiliates which were not on an arm’s length basis, and GSM and each of its Subsidiaries have complied with all material and formal transfer pricing obligations imposed on them, having retained all supporting documentation required under the applicable Tax Law.

(l) Except as would not, individually or in the aggregate, reasonably be expected to have a GSM Material Adverse Effect, there are no Liens for Taxes upon any property or assets of GSM or any of its Subsidiaries, except for Taxes not yet due and payable or that are being contested in good faith in appropriate proceedings and for which adequate reserves have been established in accordance with GAAP on the financial statements of GSM and its Subsidiaries.

(m) Except as would not, individually or in the aggregate, reasonably be expected to have a GSM Material Adverse Effect, neither GSM nor any of its Subsidiaries has entered into a transaction in respect of which any consent, ruling, confirmation or clearance from the relevant Tax authorities (each, a “Ruling”) was required or sought, without such Ruling having first been properly obtained. Any applicable transaction was carried out in accordance with the terms of such Ruling, and no facts or circumstances have arisen since any such Ruling was obtained which would cause it to become invalid or ineffective.

(n) Except as would not, individually or in the aggregate, reasonably be expected to have a GSM Material Adverse Effect, neither GSM nor any of its Subsidiaries has received a written claim from a Tax authority in a jurisdiction where such entity does not file Tax Returns that it is or may be subject to taxation by such jurisdiction.

(o) Except as would not, individually or in the aggregate, reasonably be expected to have a GSM Material Adverse Effect, GSM and all of its Subsidiaries have been resident for Tax purposes in their jurisdiction of incorporation at all times since their incorporation and neither of them has been resident or has acted through a Spanish Tax Haven or is subject to Tax on income, profits or gains outside their jurisdiction of incorporation by means of a permanent establishment or other place of business in any such jurisdiction.

(p) Except as would not, individually or in the aggregate, reasonably be expected to have a GSM Material Adverse Effect, neither GSM nor any of its Subsidiaries has entered into any “listed transaction” within the meaning of U.S. Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2) (or any similar provision of state, local or non-U.S. Law).

(q) Neither GSM nor any of its Subsidiaries has Knowledge of any facts or of any reason that would reasonably be expected to cause Holdco to be treated, as a result of the Transactions, as (i) a resident of the United States for U.S. federal Tax purposes, or (ii) a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code.

(r) Neither GSM nor any of its Subsidiaries has Knowledge of any facts or has taken, failed to take, or agreed to take any action that would reasonably be expected to prevent or impede the Transactions from qualifying for the Intended Tax Treatment.

(s) The majority of GSM’s assets, whether held directly or indirectly, do not consist of real estate assets or rights in real estate located in Spain, and neither GSM nor any of its Subsidiaries holds an interest or shareholding in any entity the majority of which’s assets, whether held directly or indirectly, consist of real estate assets or rights in real estate located in Spain.

(t) QSI Partners Ltd. does not have any material assets or retained earnings or other reserves.

3.17 Material Contracts.

(a) All Contracts required to be filed as exhibits to the GSM SEC Documents have been so filed in a timely manner. Section 3.17(a) of the GSM Disclosure Schedule sets forth a true and complete list, as of the date hereof, of each of the following Contracts to which GSM or any of its Subsidiaries is a party or by which GSM or any of its Subsidiaries or any of their assets or businesses are bound (and any amendments, supplements and modifications thereto):

(i) any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act);

(ii) any Contract that materially limits the ability of GSM or any of its affiliates to compete or provide services in any line of business or with any Person or in any geographic area or market segment or to engage in any type of business (including any license, collaboration, agency or distribution agreements);

(iii) any Contract required to be disclosed pursuant to Item 404 of Regulation S-K of the Exchange Act;

(iv) any Contract or series of related Contracts relating to indebtedness for borrowed money (A) in excess of $20 million or (B) that becomes due and payable as a result of the Transactions;

(v) any license, sublicense, option, development or collaboration agreement or other Contract relating to GSM Material Intellectual Property (excluding “shrink-wrap,” “click-wrap” or other uncustomized commercially available off-the-shelf software licenses that are not the subject of a negotiated agreement and excluding agreements the primary purpose of which is to purchase tangible goods or procure services unrelated to Intellectual Property) for which the aggregate annual amounts paid or payable to or by GSM or any of its Subsidiaries related to such agreement are greater than $250,000;

(vi) any Contract (excluding purchase orders issued in the ordinary course of business, a form or example of which has been previously provided to FA) with any of GSM’s top 10 suppliers (including purchasing agreements and group purchasing agreements) (measured by dollar volume of purchases of GSM during the 12 months ended December 31, 2014);

(vii) any Contract (excluding purchase orders issued in the ordinary course of business, a form or example of which has been previously provided to FA) with any of GSM’s top 10 customers (measured by dollar volume of spending by the customer during the 12 months ended December 31, 2014);

(viii) any purchase, sale or supply Contract that contains volume requirements or commitments, exclusive or preferred purchasing arrangements or promotional requirements in excess of $10 million;

(ix) any material lease, sublease, occupancy agreement or other Contract with respect to the GSM Leased Real Property (“GSM Lease Agreements”),

(x) any agreement that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of GSM or any of its Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any material amount of assets or businesses;

(xi) any material acquisition or divestiture agreement that contains “earn-out” provisions or other contingent payment obligations that have not been satisfied in full;

(xii) any agreement that by its terms limits the payment of dividends or other distributions by GSM or any of its Subsidiaries;

(xiii) any Contract for any joint venture, partnership or similar arrangement, or any Contract involving a sharing of revenues, profits, losses, costs, or liabilities by GSM or any of its Subsidiaries with any other Person involving a potential combined commitment or payment by GSM and any of its Subsidiaries in excess of $5 million annually;

(xiv) any other agreement which would prohibit or delay beyond the Outside Date the consummation of Merger or any other Transaction contemplated by this Agreement; or

(xv) any GSM Significant Concession Contract.

(b) GSM has heretofore made available to FA true, correct and complete copies of the Contracts set forth in Section 3.17(a).

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a GSM Material Adverse Effect, (i) all Contracts set forth or required to be set forth in Section 3.17(a) of the GSM Disclosure Schedule or filed or required to be filed as exhibits to the GSM SEC Documents (the “GSM Material Contracts”) are valid, binding and in full force and effect and are enforceable by GSM or its applicable Subsidiary in accordance with their terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought, (ii) GSM, or its applicable Subsidiary, has performed all material obligations required to be performed by it under the GSM Material Contracts, and it is not (with or without notice or lapse of time, or both) in material breach or material default thereunder and, to the Knowledge of GSM, no other party to any GSM Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder, (iii) since January 1, 2014, neither GSM nor any of its Subsidiaries has received written notice of any actual, alleged, possible or potential material violation of, or material failure to comply with, any term or requirement of any GSM Material Contract, and (iv) neither GSM nor any of its Subsidiaries has received any written notice of the intention of any party to cancel, terminate, change the scope of rights under or fail to renew any GSM Material Contract.

3.18 Intellectual Property.

(a) Section 3.18(a) of the GSM Disclosure Schedule sets forth a complete and accurate list of all (i) issued patents and pending patent applications, (ii) trademark and service mark registrations and applications, (iii) copyright registrations, and (iv) internet domain name registrations, in each case that are owned by GSM or any of its Subsidiaries (collectively, the “GSM Registered Intellectual Property”). With respect to each item required to be listed in Section 3.18(a) of the GSM Disclosure Schedule, (A) either GSM or one of its Subsidiaries is the sole owner and possesses all right, title and interest in and to the item, free and clear of all Liens (other than Permitted Liens), and (B) no Proceeding is pending or, to Knowledge of GSM, threatened, that challenges the validity, enforceability, registration, use or ownership of the item (except for office actions by the applicable Governmental Entities in the normal course of prosecution efforts in connection with applications for the registration or issuance of Intellectual Property). Each item of GSM Registered Intellectual Property that is shown as registered, filed, issued, or applied for in Section 3.18(a) of the GSM Disclosure Schedule has been duly registered in, filed in or issued by the official governmental registers and/or issuers (or officially recognized registers or issuers) for such Intellectual Property and each such registration, filing, issuance and/or application (x) has not been abandoned, cancelled or otherwise compromised, (y) has been maintained effective by all requisite filings, renewals and payments, and (z) remains in full force and effect.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a GSM Material Adverse Effect, each of GSM and its Subsidiaries owns and possesses all right, title and interest in and to (or has the right pursuant to a valid and enforceable license) all Intellectual Property that is necessary for or used or held for use in the conduct of the business of GSM and its Subsidiaries in substantially the same manner as presently conducted and currently proposed to be conducted. Neither the execution and delivery of this Agreement by GSM, nor the performance of this Agreement by GSM, will result in the loss, forfeiture, termination, or impairment of, or give rise to a right of any Person to limit, terminate, or consent to the continued use of, any rights of GSM or any of its Subsidiaries in any Intellectual Property.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a GSM Material Adverse Effect, neither GSM nor any of its Subsidiaries nor the conduct of their businesses is infringing, misappropriating, diluting, or otherwise violating the Intellectual Property rights of any Person. Neither GSM nor any of its Subsidiaries has received any charge, complaint, claim, demand, or notice since January 1, 2012 (or earlier, if presently not resolved) alleging any such infringement, misappropriation, dilution, or violation (including any claim that GSM or any of its Subsidiaries must license or refrain from using any Intellectual Property rights of any Person). To the Knowledge of GSM, no Person is infringing, misappropriating, diluting or otherwise violating any Intellectual Property owned by GSM or any of its Subsidiaries. Neither GSM nor any of its Subsidiaries has made or asserted any charge, complaint, claim, demand or notice since January 1, 2012 (or earlier, if presently not resolved) alleging any such infringement, misappropriation, dilution, or violation.

(d) GSM and its Subsidiaries have taken commercially reasonable steps to maintain, police and protect the Intellectual Property that is material to their business (“GSM Material Intellectual Property”). All GSM Material Intellectual Property that derives independent economic value, actual or potential, from not being generally known to the public or to other persons who can obtain economic value from its disclosure or use has been maintained in confidence in accordance with protection procedures that are adequate for protection, and in accordance with procedures customarily used in the industry to protect rights of like importance. To the Knowledge of GSM, there has been no unauthorized use or disclosure of any such GSM Material Intellectual Property. To the Knowledge of GSM, all former and current officers, directors, employees, personnel, consultants, advisors, agents, and independent contractors of GSM and its Subsidiaries, and each of their predecessors, who have contributed to or participated in the conception and development of Intellectual Property for such entities have entered into valid and binding proprietary rights agreements with GSM or one of its Subsidiaries or predecessors, vesting ownership of such Intellectual Property in GSM or one of its Subsidiaries. No such Person has asserted, and to the Knowledge of GSM, no such Person has, any right, title, interest or other claim in, or the right to receive any royalties or other consideration with respect to, any such Intellectual Property.

(e) The IT Assets of GSM and its Subsidiaries operate in all material respects in accordance with their documentation and functional specifications and as required by GSM and its Subsidiaries and have not, in the last three (3) years, materially malfunctioned or failed. GSM and its Subsidiaries have implemented commercially reasonable measures, to protect the confidentiality and security of such IT Assets and information stored or contained therein against any unauthorized use, access, interruption or corruption. GSM and its Subsidiaries have implemented commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures with respect to their IT Assets.

3.19 Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a GSM Material Adverse Effect, (a) GSM and its Subsidiaries maintain insurance in such amounts and against such risks as is sufficient to comply with applicable Law and in accordance with standard industry practices, (b) all insurance policies of GSM and its Subsidiaries are in full force and effect, except for any expiration thereof in accordance with the terms thereof, and all premiums required to be paid thereon have been paid in accordance with the payment terms of such insurance policy so as not to result in a termination or lapse in coverage and (c) neither GSM nor any of its Subsidiaries is in breach of, or default under, any such insurance policy or has taken any action or failed to take any action which, with notice or lapse of time, would constitute such a breach or default or permit termination or modification of any of the insurance policies. Since January 1, 2014, neither GSM nor any of its Subsidiaries has received any written notice of cancellation, invalidation or termination or, as of the date of this Agreement, denial of coverage, rejection of a material claim or material adjustment in the amount of the premiums payable under any material insurance policy maintained by GSM or any of its Subsidiaries.

3.20 Customers and Suppliers. Section 3.20 of the GSM Disclosure Schedule sets forth a list showing the ten largest customers and ten largest suppliers (each, a “Significant GSM Customer/Supplier”) of GSM and its Subsidiaries, taken together, in each case, determined by total revenue during the twelve month period ending on December 31, 2014. Since January 1, 2014, no Significant GSM Customer/Supplier has notified GSM in writing, or to the Knowledge of GSM, orally and other than in the ordinary course of negotiations that it (a) has terminated, or intends to terminate, its customer or supplier relationship with GSM or any of its Subsidiaries or (b) has otherwise changed, or intends to otherwise change, materially and adversely, the overall terms and conditions on which GSM or any of its Subsidiaries sells goods to or purchases goods from such Significant GSM Customer/Supplier.

3.21 Related Party Transactions. None of GSM or any of its Subsidiaries is party to any Contract or other transaction with any director, manager, officer or employee of GSM or any of its Subsidiaries, or any familial relative of any of the foregoing, or any Person affiliated with any of the foregoing, except, in each case, for employment or compensation Contracts (including any award pursuant to any GSM Benefit Plan) with directors, managers, officers and employees made in the ordinary course of business consistent with past practice.

3.22 Opinion of Financial Advisor. GSM’s financial advisor has delivered to the GSM Board its opinion in writing or orally, in which case, such opinion will be subsequently confirmed in writing, to the effect that, as of the date thereof and based upon and subject to the factors and assumptions set forth therein, the Exchange Ratio is fair from a financial point of view to the holders of the shares of GSM Common Stock.

3.23 Broke r’s Fees. Except for the financial advisors’ fees set forth in Section 3.23 of the GSM Disclosure Schedule, neither GSM nor any of its Subsidiaries nor any of their respective officers or directors on behalf of GSM or such Subsidiaries has employed any financial advisor, broker or finder or incurred any liability for any financial advisory fee, broker’s fees, commissions or finder’s fees in connection with any of the Transactions.

3.24 Ownership of Equity Interests in FA and Grupo VM. Neither GSM nor any of its affiliates own, nor at any time have they owned, directly or indirectly, any Equity Interest in FA or Grupo VM or any of their respective affiliates.

A RTICLE 4

REPRESENTATIONS AND WARRANTIES OF FA

Except (a) as set forth in the FA Disclosure Schedule and (b) as otherwise disclosed or identified in the 2013 Annual Report of FA, FA hereby represents and warrants to the other parties as follows:

4.1 Corporate Organization. Each of FA and its Subsidiaries is a corporation or other entity duly organized, validly existing and, to the extent applicable, in good standing under the laws of the jurisdiction of its organization and has the requisite corporate or other entity power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Each of FA and its Subsidiaries is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified, has not had and would not reasonably be expected to have, individually or in the aggregate, a FA Material Adverse Effect. The copy of the by-laws of FA (estatutos sociales) (the “FA Bylaws”), as provided to GSM, is true, complete and correct as in effect as of the date of this Agreement. FA is not in violation of any of the provisions of the FA Bylaws. Each of FA and its Subsidiaries is not a party to and has not taken any corporate action or other action (including in respect of breaches of statutory obligations or otherwise), nor have any steps been taken or Proceedings been commenced against FA and its Subsidiaries, for their liquidation, winding-up, dissolution, reorganization or administration (including receivership, bankruptcy, insolvency, examinership, moratorium or intervention Proceedings) or for the appointment of a liquidator, receiver, trustee, administrator, administrative receiver or similar officer with respect to all or any of their respective assets, and each of FA and its Subsidiaries is not insolvent under the laws of their respective jurisdiction of incorporation or unable to pay its debts. Each of FA and its Subsidiaries has not been dissolved and is not required to be dissolved under the laws of its jurisdiction of incorporation.

4.2 FA Capitalization.

(a) As of February 20, 2015, (i) two hundred thousand (200,000) FA Shares were issued and outstanding, all of which were validly issued without breach of any existing pre-emptive rights, fully paid, nonassessable and free of preemptive rights, and (ii) no FA Shares were held in the treasury of FA or by its Subsidiaries. There are no options, warrants or other rights, agreements, arrangements, voting trusts, proxies, shareholder agreements, or commitments of any character to which FA is a party or by which FA is bound relating to the issued or unissued capital stock or other Equity Interests of FA, or securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating FA to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, FA. Since February 20, 2015, FA has not issued any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock or other Equity Interests.

(b) There are no outstanding contractual obligations of FA or any of its Subsidiaries nor any provisions in the FA Bylaws or the respective bylaws of its Subsidiaries (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of, or (v) granting any preemptive or antidilutive right with respect to, any FA Shares or any capital stock of, or other Equity Interests in, FA or any of its Subsidiaries.

(c) Section 4.2(c) of the FA Disclosure Schedule sets forth a true and complete list of all of the Subsidiaries of FA and the authorized, issued and outstanding Equity Interests of each such Subsidiary. Except as set forth in Section 4.2(c) of the FA Disclosure Schedule, none of FA or any of its Subsidiaries holds an Equity Interest in any other Person. Each outstanding share of capital stock of or other Equity Interest in each Subsidiary of FA is duly authorized (where applicable), validly issued, without breach of any existing pre-emptive rights, fully paid, nonassessable and free of preemptive rights and is owned, beneficially and of record, by FA or one or more of its wholly-owned Subsidiaries free and clear of all Liens, other than Permitted Liens. There are no outstanding contractual obligations of FA or any of its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of FA or any other Person, other than guarantees by FA of any indebtedness or other obligations of any wholly-owned Subsidiary of FA. There are no options, warrants or other rights, agreements, arrangements, voting trusts, proxies, shareholder agreements, or commitments of any character to which any Subsidiary is a party or by which any Subsidiary of FA is bound relating to the issued or unissued capital stock or other Equity Interests of FA or any of its Subsidiaries, or securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating any Subsidiary of FA to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, FA or any of its Subsidiaries.

4.3 Authority; Execution and Delivery; Enforceability.

(a) FA has all necessary power and authority to execute and deliver this Agreement, to perform and comply with each of its obligations under this Agreement and to consummate the Transactions applicable to FA. The execution and delivery by FA of this Agreement, the performance and compliance by FA with each of its obligations herein and the consummation by FA of the Transactions applicable to it have been duly authorized by all necessary corporate action on the part of FA, and no other corporate proceedings on the part of FA are necessary to authorize this Agreement or the consummation by FA of the Transactions to which it is a party. FA has duly and validly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the other parties of this Agreement, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought.

(b) To the Knowledge of FA, no takeover, anti-takeover, business combination, control share acquisition or similar Law applies to the Stock Exchange or the other Transactions.

4.4 No Conflicts.

(a) The execution and delivery of this Agreement by FA does not, and the performance of this Agreement by FA will not, (i) conflict with or violate any provision of the FA Bylaws or any equivalent organizational documents of any Subsidiary of FA, (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.4(b) have been obtained and all filings and notifications described in Section 4.4(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law or Order applicable to any of FA or any of its Subsidiaries or by which any property or asset of FA or any of its Subsidiaries is bound or affected or (iii) require any consent or approval under, result in any breach of or any loss or impairment of any benefit under, constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of FA or any of its Subsidiaries pursuant to, any Contract or Permit, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to (A) prevent or delay beyond the Outside Date consummation of the Transactions or (B) otherwise have a FA Material Adverse Effect.

(b) The execution and delivery of this Agreement by FA does not and will not, and the consummation by FA of the Transactions to which it is a party and compliance by FA with any of the terms or provisions hereof or thereof will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other Person, except (i) the Required Competition Filings and (ii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications to a Person other than a Governmental Entity, would not, individually or in the aggregate, reasonably be expected to (A) prevent or delay beyond the Outside Date consummation of the Transactions or (B) otherwise have a FA Material Adverse Effect.
4.5 Securities Laws; Financial Statements; Undisclosed Liabilities.

(a) Neither FA nor its Subsidiaries is required to file or furnish any reports, schedules, forms, statements, registration statements, prospectuses or other documents with the SEC, any securities exchange or quotation service or any other comparable Governmental Authority performing similar functions. FA and its Subsidiaries have, at all times in connection with the sale or offer to sell, or the grant of any option to acquire, any Equity Interest of FA or its Subsidiaries, complied with all applicable securities Laws, including any registration requirements thereunder.

(b) FA has made available to GSM the (i) audited consolidated financial statements (cuentas anuales) and consolidated directors’ report (informe de gestión) of FA for the fiscal years ended December 31, 2012, and December 31, 2013 (including, in each case, any notes or schedules thereto) and (ii) unaudited consolidated financial statements and consolidated internal management report for the period ended September 30, 2014 (together, the “FA Financial Statements”). The FA Financial Statements fairly present, in all material respects, the financial condition and the results of operations, cash flows and changes in shareholders’ equity of FA (on a consolidated basis) as of the respective dates of and for the periods referred to in the FA Financial Statements, and were prepared in accordance with IFRS applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), subject, in the case of interim FA Financial Statements, to normal year-end adjustments (which are not material in significance or amount) and the absence of notes. The books and records of FA and its Subsidiaries are accurate and complete, have been maintained in accordance with sound business practices and accurately present and reflect in all material respects all of the transactions and actions therein described and the FA Financial Statements have been prepared, in all material respects, in accordance with such books and records. No financial statements of any Person other than FA and its Subsidiaries are required by IFRS to be included in the consolidated financial statements of FA. Except as required by IFRS, FA has not, between September 30, 2014 and the date of this Agreement, made or adopted any material change in its accounting methods, practices or policies in effect on September 30, 2014.

(c) FA has established and maintains a system of internal control over financial reporting effective to provide reasonable assurances regarding the reliability of the consolidated financial reporting and the preparation of the consolidated financial statements of GSM and its Subsidiaries in accordance in all material respects with IFRS. As of the date hereof, based on the most recently completed evaluation of FA’s internal control over financial reporting, (i) FA had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect FA’s ability to record, process, summarize and report financial information and (ii) FA does not have Knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in FA’s internal control over financial reporting.

(d) FA and its Subsidiaries do not have any material liabilities or obligations of any nature (whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued), except (i) as disclosed, reflected or reserved against in the most recent audited balance sheet included in the FA Financial Statements or the notes thereto, (ii) for liabilities and obligations incurred in the ordinary course of business since the date of the most recent audited balance sheet included in the FA Financial Statements and (iii) for liabilities and obligations arising out of or in connection with this Agreement, the Stock Exchange or the other Transactions.

4.6 Absence of Certain Changes or Events. Since September 30, 2014 and through the date of this Agreement, (a) FA and its Subsidiaries have conducted their businesses in all material respects only in the ordinary course and in a manner consistent with past practice and (b) there has not been any change, event, development, condition or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a FA Material Adverse Effect. Since September 30, 2014 through the date of this Agreement, neither FA nor any of its Subsidiaries has taken any action that would have constituted a breach of, or required GSM’s consent pursuant to, clauses (e), (n), (p), (r), (t) and (u) of Section 7.2 had the covenants therein applied since September 30, 2014.

4.7 Information Supplied. None of the information supplied or to be supplied by FA for inclusion or incorporation by reference in (i) the Form F-4 will, at the time the Form F-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement / Prospectus will, at the date it or any amendment or supplement is mailed to holders of the shares of GSM Common Stock and at the time of the GSM Shareholders Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by FA to such portions thereof that relate expressly to GSM and its Subsidiaries or to statements made therein based on information supplied by or on behalf of GSM for inclusion or incorporation by reference therein).

4.8 Legal Proceedings. As of the date hereof, there are no Proceedings pending, or to the Knowledge of FA, threatened against FA or any of its Subsidiaries or any of their respective assets, rights or properties or any of the officers or directors of FA that would, in each case, individually or in the aggregate, reasonably be expected to prevent or delay beyond the Outside Date consummation of the Transactions. There are no Proceedings pending, or to the Knowledge of FA, threatened against FA or any of its Subsidiaries or any of their respective assets, rights or properties or any of the officers or directors of FA, except, in each case, for those that, individually or in the aggregate, has not resulted in, and would not reasonably be expected to result in, material liability to FA or its Subsidiaries or otherwise materially impair the conduct of the business, financial condition or results of operations of FA and its Subsidiaries as currently conducted. Neither FA nor any of its Subsidiaries nor any of their respective properties, rights or assets is or are subject to any Order, except for those that, individually or in the aggregate, has not resulted in, and would not reasonably be expected to result in, material liability to FA or its Subsidiaries or otherwise materially impair the conduct of the business, financial condition or results of operations of FA and its Subsidiaries as currently conducted.

4.9 Compliance with Laws.

(a) (i) FA and its Subsidiaries are in compliance and since January 1, 2012, have been in compliance with all Laws and Orders applicable to FA or any of its Subsidiaries or any assets owned or used by any of them (except for such past noncompliance as has been remedied and imposes no continuing obligations or costs on FA or its Subsidiaries), and (ii) neither FA nor any of its Subsidiaries has received any written communication since January 1, 2012, from a Governmental Entity that alleges that FA or any of its Subsidiaries is not in compliance with any such Law or Order, except in the case of clauses (i) and (ii) where any non-compliance, individually or in the aggregate, has not resulted in, and would not reasonably be expected to result in, material liability to FA or its Subsidiaries or otherwise materially impair the conduct of the business, financial condition or results of operations of FA and its Subsidiaries as currently conducted.

(b) FA and each of its Subsidiaries (i) are in compliance and since January 1, 2010, have been in compliance in all material respects with applicable United States and foreign Anti-corruption Laws; (ii) since January 1, 2010, have not been investigated by any Governmental Entity with respect to, or been given notice by a Governmental Entity or any other Person of, any actual or alleged violation by FA or any of its Subsidiaries of any applicable United States or foreign Anti-corruption Laws and (iii) since April 1, 2014, FA has had an operational code of conduct that includes policies and procedures intended to enhance awareness of and compliance by FA and its Subsidiaries with anti-bribery and anti-corruption laws, rules and principles.

(c) To the Knowledge of FA, none of FA or its Subsidiaries has directly or indirectly through its Representatives or any Person authorized to act on its behalf (including any distributor, agent, sales intermediary or other third party), offered, promised, paid, authorized or given money or anything of value to any Person for the purpose of: (i) influencing any act or decision of any Government Official or Other Covered Party; (ii) inducing any Government Official or Other Covered Party to do or omit to do an act in violation of a lawful duty; (iii) securing any improper advantage; or (iv) inducing any Government Official or Other Covered Party to influence the act or decision of a government or government instrumentality, in order to obtain or retain business, or direct business to, any Person or entity, in any way.

(d) FA and its Subsidiaries have maintained complete and accurate books and records, including records of payments to any agents, consultants, representatives, third parties and Government Officials, in accordance with IFRS, in all material respects. There have been no false or fictitious entries made in the books and records of FA or its Subsidiaries relating to any unlawful offer, payment, promise to pay, or authorization of the payment of any money, or unlawful offer, gift, promise to give, or authorization of the giving of anything of value, including any bribe, kickback or other illegal or improper payment, and FA and its Subsidiaries have not established or maintained a secret or unrecorded fund.

(e) To the Knowledge of FA, since January 1, 2010, none of FA or its Subsidiaries has had a customer or supplier or other business relationship with, is a party to any Contract with, or has engaged in any transaction with, any Person (i) that is organized or domiciled in or that is a citizen of Cuba, Iran, North Korea, Sudan, or Syria (including any Governmental Entity within such country) or (ii) that is the subject of any international economic or trade sanction administered or enforced by OFAC, the United Nations Security Council, the European Union, Her Majesty’s Treasury, the United Kingdom Export Control Organization or other relevant sanctions authority (including but not limited to being listed on the Specially Designated Nationals and Blocked Persons List administered by OFAC).

4.10 Permits. FA and each of its Subsidiaries have all Permits necessary for the conduct of their business and the use of their properties and assets, as presently conducted and used, and each of the Permits is valid, subsisting and in full force and effect, except where the failure to have or maintain such Permit individually or in the aggregate, has not resulted in and would not reasonably be expected to result in material liability to FA or its Subsidiaries or otherwise materially impair the conduct of the business, financial condition or results of operations of FA and its Subsidiaries as currently conducted. The operation of the business of FA and its Subsidiaries as currently conducted is not, and has not been since January 1, 2012 in violation of, nor is FA or its Subsidiaries in default or violation under, any Permit (except for such past violation or default as has been remedied and imposes no continuing obligations or costs on FA or its Subsidiaries), and, to the Knowledge of FA, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation of any term, condition or provision of any Permit, except where such default or violation of such Permit, individually or in the aggregate, has not resulted in and would not reasonably be expected to result in material liability to FA or its Subsidiaries or otherwise materially impair the conduct of the business, financial condition or results of operations of FA and its Subsidiaries as currently conducted. There are no actions pending or, to the Knowledge of FA, threatened, that seek the revocation, cancellation or modification of any Permit, except where such revocation, cancellation or modification, individually or in the aggregate, has not resulted in and would not reasonably be expected to result in material liability to FA or its Subsidiaries or otherwise materially impair the conduct of the business, financial condition or results of operations of FA and its Subsidiaries as currently conducted. Since January 1, 2012, neither FA nor its Subsidiaries have received or been subject to any written notice, charge, claim or assertion, or, to the Knowledge of FA, any other notice, charge, claim or assertion, in each case, alleging any violations of or noncompliance with any Permit, nor to the Knowledge of FA and its Subsidiaries, has any such notice, charge, claim or assertion been threatened, except where such notice, charge, claim or assertion, individually or in the aggregate, has not resulted in and would not reasonably be expected to result in material liability to FA or its Subsidiaries or otherwise materially impair the conduct of the business, financial condition or results of operations of FA and its Subsidiaries as currently conducted.

4.11 Employee Benefit Plans.

(a) Section 4.11(a) of the FA Disclosure Schedule sets forth a true and complete list of each material employment, incentive, bonus, deferred compensation, profit-sharing, pension, retirement, vacation, holiday, sick pay, cafeteria, fringe benefit, medical, disability, retention, severance, termination, change in control, equity-based compensation and other compensation or benefit plan, policy, program, agreement or arrangements (whether written or oral) providing compensation or other benefits to any current or former director, officer, employee or consultant (or to any dependent or beneficiary thereof) of FA, maintained, sponsored or contributed to by FA or any of its Subsidiaries, or under which FA or any of its Subsidiaries has any obligation or liability, whether actual or contingent (each a “FA Benefit Plan”). For purposes of this Section 4.11(a), all employment agreements with members of FA Senior Management shall be deemed “material”.

(b) With respect to each material FA Benefit Plan, FA has delivered or made available to GSM complete and accurate copies of (i) such FA Benefit Plan, including any amendment thereto (or, in the case of any unwritten FA Benefit Plan, a written description thereof), (ii) each trust, insurance, annuity or other funding contract related thereto, (iii) the most recent summary plan description and any summary of material modifications (if any) prepared for each FA Benefit Plan and (iv) the two most recent financial statements and actuarial or other valuation reports prepared with respect thereto. Except as specifically provided in the foregoing documents delivered or made available to GSM, there are no amendments to any material FA Benefit Plan that have been adopted or approved nor has FA or any of its Subsidiaries undertaken to make any such amendments or to adopt or approve any new material FA Benefit Plan.

(c) Each FA Benefit Plan has been administered in all material respects in accordance with its terms and all applicable Law and all pension commitments have been duly externalized if required by applicable Law. Payments or contributions required to be made under the terms of any of the FA Benefit Plans as of the date of this Agreement have been timely made or, if not yet due, have been properly reflected on the most recent consolidated balance sheet prior to the date of this Agreement. With respect to the FA Benefit Plans, no event has occurred and, to the Knowledge of FA, there exists no condition or set of circumstances which could reasonably be expected to result in a FA Material Adverse Effect.

(d) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a FA Material Adverse Effect, all FA Benefit Plans subject to the Laws of any jurisdiction outside the United States (i) have been maintained in accordance with all applicable requirements, (ii) if they are intended to qualify for special tax treatment, meet all the requirements for such treatment, and (iii) if they are intended to be funded and/or book-reserved, are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

(e) Except as required by Law, no FA Benefit Plan provides health, medical, life insurance or other welfare benefits with respect to current or former employees (or any of their beneficiaries) of FA or any of its Subsidiaries after retirement or other termination of employment (other than coverage or benefits the full cost of which is borne by the current or former employee (or any of their beneficiaries)), and no circumstances exist that could result in FA or any of its Subsidiaries becoming obligated to provide any such benefits.

(f) The consummation of the Transactions (alone or in conjunction with any other event, including any termination of employment) will not (i) entitle any employee to a bonus, severance or change in control payment, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits, increase the amount payable or trigger any other material obligation pursuant to any of the FA Benefit Plans or (iii) result in any breach or violation of, or default under, or limit FA’s right to amend, modify or terminate, any FA Benefit Plan.

4.12 Employee and Labor Matters.

(a) Section 4.12(a) of the FA Disclosure Schedule sets forth a complete and accurate list of all Collective Bargaining Agreements (including any agreement executed with the works councils, labor unions, etc. in any type of negotiation or procedure

(collective layoff, etc.)) applicable to any employees of FA or any of its Subsidiaries. FA has made available to GSM copies of such Collective Bargaining Agreements, including with respect to employees based outside the United States.

(b) No labor union, labor organization, works council, or group of employees of FA or any of its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with any labor relations tribunal or authority. Except as would not, individually or in the aggregate, reasonably be expected to result in a material liability to FA or its Subsidiaries or otherwise materially impair the conduct of the business, financial condition or results of operations of FA or its Subsidiaries as currently conducted, neither FA nor any Subsidiary has engaged in any unfair labor practice with respect to any individuals employed by or otherwise performing services for FA or any of its Subsidiaries (the “FA Business Personnel”), and there is no unfair labor practice complaint or grievance or other administrative or judicial complaint, action or investigation pending or, to the Knowledge of FA, threatened in writing against FA or any of its Subsidiaries by any Governmental Entity with respect to the FA Business Personnel which is reasonably likely to materially interfere with the respective business activities of FA or any Subsidiary. Except as would not, individually or in the aggregate, reasonably be expected to result in a material liability to FA or its Subsidiaries or otherwise materially impair the conduct of the business, financial condition or results of operations of FA or its Subsidiaries as currently conducted, there is no labor strike, dispute, lockout, slowdown or stoppage pending or, to the Knowledge of FA, threatened against or affecting FA or any Subsidiary which is reasonably likely to materially interfere with the respective business activities of FA or any Subsidiary.

(c) Neither FA nor any of its Subsidiaries are required to provide notice to any work council or similar representative body prior to the execution of this Agreement or the consummation of the Transactions.

(d) FA and its Subsidiaries are and have been in compliance with all Collective Bargaining Agreements to or by which FA or any of its Subsidiaries is a party or bound and with all applicable Laws respecting employment and employment practices, including, without limitation, all Laws respecting terms and conditions of employment, health and safety, wage payment, wages and hours, social security, child labor, collective bargaining, immigration and work authorizations, employment discrimination, retaliation, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, social welfare obligations, proper classification of employees and as employees and independent contractors, and the collection and payment of withholding and/or social security contributions and any other Tax, except for noncompliance that would not, individually or in the aggregate, reasonably be expected to result in a material liability to FA or its Subsidiaries or otherwise materially impair the conduct of the business, financial condition or results of operations of FA or its Subsidiaries as currently conducted.

4.13 Environmental Matters. Except as, individually or in the aggregate, has not resulted in and would not reasonably be expected to result in, material liability to FA or its Subsidiaries or otherwise materially impair the conduct of the business, financial condition or results of operations of FA and its Subsidiaries as currently conducted:

(a) FA and each of its Subsidiaries (i) is in compliance with all, and is not subject to any liability with respect to noncompliance with any, Environmental Laws, (ii) has and holds, or has applied for, all Environmental Permits necessary for the conduct of their business and the use of their properties and assets, as currently conducted and used, and (iii) is in compliance with the terms and conditions of their respective Environmental Permits.

(b) There are no Environmental Claims pending, nor to the Knowledge of FA, threatened against FA or any of its Subsidiaries, and none of FA or any of its Subsidiaries has received any notification of any actual or potential responsibility for any Release or threatened Release of any Hazardous Materials.

(c) None of FA or any of its Subsidiaries (i) has entered into or agreed to any consent decree or consent order or is otherwise subject to any Order relating to compliance with Environmental Laws, Environmental Permits or to the investigation, sampling, monitoring, treatment, remediation, response, removal or cleanup of Hazardous Materials and no Proceeding is pending, or to the Knowledge of FA threatened, with respect thereto, or (ii) is an indemnitor by contract or otherwise in connection with any claim, demand, suit or action threatened or asserted by any third-party for any liability under any Environmental Law or otherwise relating to any Hazardous Materials.

4.14 Title to and S ufficiency of Assets. Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, material liability to FA or its Subsidiaries or otherwise materially impair the conduct of the business, financial condition or results of operations of FA and its Subsidiaries as currently conducted, (a) FA and each of its Subsidiaries has good and valid title to, or a valid leasehold interest in or license to, all of its personal property and other tangible assets and properties, in each case free and clear of all Liens other than Permitted Liens; (b) such properties and assets constitute all of the properties and assets that are used in the operations of FA and its Subsidiaries as presently conducted and are adequate to conduct the business of FA and its Subsidiaries as presently conducted; and (c) such properties and assets, taken as a whole, are in good operating condition and repair, normal wear and tear excepted.

4.15 Real Property.

(a) Section 4.15(a) of the FA Disclosure Schedule sets forth a true and complete list of all real property and interests in real property owned or purported to be owned by FA or any of its Subsidiaries that has a value individually of at least $10 million (collectively, the “FA Owned Real Property”) and the address for each FA Owned Real Property. FA or its Subsidiaries, as the case may be, holds good and marketable fee title to the FA Owned Real Property, free and clear of all Liens, except for Permitted Liens.

(b) Section 4.15(b)(i) of the FA Disclosure Schedule sets forth (i) a true and complete list of all real property leased, subleased or otherwise occupied but not owned by FA or any of its Subsidiaries with, as applicable, annual rental payments expected to be paid by FA or such Subsidiary for calendar year 2015 in excess of $1 million per lease, sublease or otherwise (collectively, the “FA Leased Real Property”), (ii) the address for each parcel of FA Leased Real Property, (iii) a description of the applicable lease, sublease, occupancy agreement or other agreement therefor and any and all material amendments, modifications and side letters relating thereto (true and correct copies of each of which FA has delivered to GSM) and (iv) the current rent amounts payable by FA or any of its Subsidiaries related to each FA Leased Real Property. FA or its Subsidiaries, as the case may be, has a valid and subsisting leasehold or subleasehold interest in the FA Leased Real Property free and clear of all Liens, except for Permitted Liens.

(c) The FA Owned Real Property and the FA Leased Real Property are referred to collectively herein as the “FA Real Property.” The FA Real Property constitutes all real property necessary for the conduct of the business of FA and its Subsidiaries, taken as a whole, as currently conducted. Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, material liability to FA or its Subsidiaries or otherwise materially impair the conduct of the business, financial condition or results of operations of FA and its Subsidiaries as currently conducted: (i) each parcel of FA Real Property is in compliance in all respects with all existing Laws applicable to such FA Real Property, and (ii) neither FA nor any of its Subsidiaries has received written notice of any Proceedings in eminent domain, condemnation or other similar Proceedings that are pending, and to FA’s Knowledge there are no such Proceedings threatened, affecting any portion of the FA Real Property and neither FA nor any of its Subsidiaries has received written notice of the existence of any outstanding Order or of any pending Proceeding and to the Knowledge of FA, there is no such Order, or Proceeding threatened, relating to the ownership, lease, use, occupancy or operation by any Person of the FA Real Property. Other than the FA Lease Agreements, there are no leases, subleases, licenses or other agreements granting any Person the right to use or occupy any of the FA Real Property or any portion thereof; and no other Person is in possession of any FA Real Property or portion thereof. Neither FA nor any of its Subsidiaries has granted any option or other right to any third party to purchase any of the FA Real Property or portion thereof. Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a material impact the conduct of the business of FA and its Subsidiaries as currently conducted, each FA Real Property and all buildings, structures, improvements and fixtures located on, under, over or within the FA Real Property are in a state of good operating condition and are sufficient for the continued conduct of business in the ordinary course, subject to reasonable wear and tear.

(d) Neither FA nor any of its Subsidiaries is a lessee under any lease or sub-lease of any mining property.

(e) Except as has not and would not reasonably be expected to, individually or in the aggregate, materially impair the conduct of the business, financial condition or results of operations of FA and its Subsidiaries as currently conducted:

(i) FA or its Subsidiaries has adequate rights of ingress and egress with respect to the FA Concession Properties, and to all fixtures and improvements used by FA or such Subsidiary in its operations on such FA Concession Properties, as applicable;

(ii) all FA Concession Contracts are sufficient to operate the business of FA and its Subsidiaries as it is currently conducted;

(iii) to the Knowledge of FA, the FA Concession Contracts will afford FA or its Subsidiaries the right to extract and sell minerals from the FA Concession Properties in a manner consistent with the business of FA and its Subsidiaries as it is currently conducted;

(iv) the FA Concession Contracts include all real estate leasehold rights necessary to conduct mining and reclamation activities necessary to operate the business of FA and its Subsidiaries as it is currently conducted; and

(v) all location fees, mining claim rental fees, maintenance fees or similar payment obligations required to hold each such FA Concession Property and maintain it in good standing have been paid or other similar payment obligations related to the FA Concession Contracts or the extraction of minerals by FA or its Subsidiaries from the FA Concession Properties that were due and payable have been or will be paid in full without setoff or claims unless otherwise accurately and fully reserved for or recorded and accrued as a payable in the FA Financial Statements.

4.16 Tax Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to result in a material liability of or a material impact on the business, financial condition or results of operations of FA or its Subsidiaries, (i) all Tax Returns that are required to be filed by or with respect to FA or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file), (ii) all such Tax Returns are true, complete and accurate and have been prepared in compliance with applicable Tax Laws, and (iii) FA and its Subsidiaries have prepared and retained all records and information required by applicable Tax Laws.

(b) Except as would not, individually or in the aggregate, reasonably be expected to result in a material liability of or a material impact on the business, financial condition or results of operations of FA or its Subsidiaries, FA and its Subsidiaries have timely paid all Taxes due and owing by any of them, including any Taxes required to be withheld (or as the case may be, paid on account of income derived from remunerations in kind) from amounts owing to any employee, creditor, or third party (in each case, whether or not shown on any Tax Return), other than Taxes that are not yet due or that are being contested in good faith in appropriate proceedings, in each case for which adequate reserves have been established in accordance with IFRS on the financial statements of FA and its Subsidiaries.

(c) Except as would not, individually or in the aggregate, reasonably be expected to result in a material liability of or a material impact on the business, financial condition or results of operations of FA or its Subsidiaries, no deficiency for any Tax has been asserted or assessed by a Tax authority against FA or any of its Subsidiaries which deficiency has not been paid or is not being contested in good faith in appropriate proceedings and for which adequate reserves have been established in accordance with IFRS on the financial statements of FA and its Subsidiaries.

(d) Except as would not, individually or in the aggregate, reasonably be expected to result in a material liability of or a material impact on the business, financial condition or results of operations of FA or its Subsidiaries, there is not pending or threatened in writing any audit, examination, investigation or other proceeding with respect to any Taxes of FA or any of its Subsidiaries, nor is there any other procedure, proceeding or contest of any refund or deficiency in respect of Taxes that is pending in or on appeal from any Tax authority.

(e) Neither FA nor any of its Subsidiaries has waived, or requested the waiver of, any statute of limitations with respect to material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency.

(f) Neither FA nor any of its Subsidiaries has (i)been the “distributing corporation” or a “controlled corporation” (in each case, within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local, or non-U.S. Law) (A) in the two years prior to the date of this Agreement or (B) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the transactions contemplated by this Agreement, or (ii) ever been a “United States real property holding corporation” within the meaning of Section 897 of the Code.

(g) Neither FA nor any of its Subsidiaries has (i) ever been a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code as a result of a transaction that closed (A) within the six months prior to the Closing Date or (B) at any other time, (ii) is treated as a U.S. corporation for U.S. federal Tax purposes by reason of the application of Section 269B or Section 7874(b) of the Code, or (iii) was created or organized in the United States such that such entity would be taxable in the United States as a domestic entity pursuant to the dual charter provision of U.S. Treasury Regulations Section 301.7701-5(a).

(h) No entity classification election pursuant to U.S. Treasury Regulations Section 301.7701-3 or Section 897(i) of the Code has ever been filed with respect to FA or any of its Subsidiaries. None of FA or any of its Subsidiaries is a “controlled foreign corporation” within the meaning of Section 957 of the Code.

(i) Except as would not, individually or in the aggregate, reasonably be expected to result in a material liability of or a material impact on the business, financial condition or results of operations of FA or its Subsidiaries, none of FA or any of its Subsidiaries is a party to any Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement (other than any customary Tax indemnification provisions in ordinary course commercial agreements, arrangements that are not primarily related to Taxes or agreements or arrangements solely among any of FA and its Subsidiaries).

(j) Except as would not, individually or in the aggregate, reasonably be expected to result in a material liability of or a material impact on the business, financial condition or results of operations of FA or its Subsidiaries neither FA nor any of its Subsidiaries has entered into any transactions or arrangements with any of their affiliates which were not on an arm’s length basis, and FA and each of its Subsidiaries have complied with all material and formal transfer pricing obligations imposed on them, having retained all supporting documentation required under the applicable Tax Law.

(k) Neither FA nor any of its Subsidiaries has ever been a member of any consolidated, combined, affiliated, aggregate or unitary group of persons for any Tax purpose (other than a group the common parent of which is FA or a Subsidiary). None of FA or any of its Subsidiaries has any liability for Taxes of any Person (other than FA or any of its Subsidiaries) under U.S. Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) as transferee or successor.

(l) Except as would not, individually or in the aggregate, reasonably be expected to result in a material liability of or a material impact on the business, financial condition or results of operations of FA or its Subsidiaries, there are no Liens for Taxes upon any property or assets of FA or any of its Subsidiaries, except for Taxes not yet due and payable or that are being contested in good faith in appropriate proceedings and for which adequate reserves have been established in accordance with GAAP on the financial statements of FA and its Subsidiaries.

(m) Except as would not, individually or in the aggregate, reasonably be expected to result in a material liability of or a material impact on the business, financial condition or results of operations of FA or its Subsidiaries, neither FA nor any of its Subsidiaries has entered into a transaction in respect of which any Ruling was required or sought, without such Ruling having first been properly obtained. Any applicable transaction was carried out in accordance with the terms of such Ruling, and no facts or circumstances have arisen since any such Ruling was obtained which would cause it to become invalid or ineffective.

(n) Except as would not, individually or in the aggregate, reasonably be expected to result in a material liability of or a material impact on the business, financial condition or results of operations of FA or its Subsidiaries, neither FA nor any of its Subsidiaries has received a written claim from a Tax authority in a jurisdiction where such entity does not file Tax Returns that it is or may be subject to taxation by such jurisdiction.

(o) Except as would not, individually or in the aggregate, reasonably be expected to result in a material liability of or a material impact on the business, financial condition or results of operations of FA or its Subsidiaries, FA and all of its Subsidiaries have been resident for Tax purposes in their jurisdiction of incorporation at all times since their incorporation and neither of them has been resident or has acted through a Spanish Tax Haven or is subject to Tax on income, profits or gains outside their jurisdiction of incorporation by means of a permanent establishment or other place of business in any such jurisdiction.

(p) Except as would not, individually or in the aggregate, reasonably be expected to result in a material liability of or a material impact on the business, financial condition or results of operations of FA or its Subsidiaries, neither FA nor any of its Subsidiaries has entered into any “listed transaction” within the meaning of U.S. Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2) (or any similar provision of state, local or non-U.S. Law).

(q) Neither FA nor any of its Subsidiaries has Knowledge of any facts or of any reason that would reasonably be expected to cause Holdco to be treated, as a result of the Transactions, as (i) a resident of the United States for U.S. federal Tax purposes, or (ii) a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code.

(r) Neither FA nor any of its Subsidiaries has Knowledge of any facts or has taken, failed to take, or agreed to take any action that would reasonably be expected to prevent or impede the Transactions from qualifying for the Intended Tax Treatment.

(s) The majority of FA’s assets, whether held directly or indirectly, do not consist of real estate assets or rights in real estate located in Spain, and neither FA nor any of its Subsidiaries holds an interest or shareholding in any entity the majority of which’s assets, whether held directly or indirectly, consist of real estate assets or rights in real estate located in Spain.

4.17 Material Contracts.

(a) Section 4.17(a) of the FA Disclosure Schedule sets forth a true and complete list, as of the date hereof, of each of the following Contracts to which FA or any of its Subsidiaries is a party or by which FA or any of its Subsidiaries or any of their assets or businesses are bound (and any amendments, supplements and modifications thereto):

(i) any Contract or series of related Contracts not entered into in the ordinary course of business reasonably expected to require payments by or generate payments to FA or any of its Subsidiaries in any one year of more than $10 million, but excluding any Contract that would be a FA Benefit Plan, provided, that for the purposes of this Section 4.17, Contracts entered into “in the ordinary course of business” shall include Contracts for the sale of silicon metal not exceeding 5,000 metric tons individually and Contracts for the sale of silicon and manganese alloys not to exceed 10,000 metric tons individually;

(ii) any Contract that materially limits the ability of FA or any of its affiliates to compete or provide services in any line of business or with any Person or in any geographic area or market segment or to engage in any type of business (including any license, collaboration, agency or distribution agreements);

(iii) any Contract or series of related Contracts relating to indebtedness for borrowed money (A) in excess of $20 million or (B) that becomes due and payable as a result of the Transactions;

(iv) any license, sublicense, option, development or collaboration agreement or other Contract relating to FA Material Intellectual Property (excluding “shrink-wrap,” “click-wrap” or other uncustomized commercially available off-the-shelf software licenses that are not the subject of a negotiated agreement and excluding agreements the primary purpose of which is to purchase tangible goods or procure services unrelated to Intellectual Property) for which the aggregate annual amounts paid or payable by or to FA or any of its Subsidiaries related to such agreement are greater than $250,000;

(v) Reserved;

(vi) any FA Significant Concession Contract;

(vii) any Contract (excluding purchase orders issued in the ordinary course of business, a form or example of which has been previously provided to GSM) with any of FA’s top 10 suppliers (including purchasing agreements and group purchasing agreements) (measured by dollar volume of purchases of FA during the 12 months ended December 31, 2014);

(viii) any Contract (excluding purchase orders issued in the ordinary course of business, a form or example of which has been previously provided to GSM) with any of FA’s top 10 customers (measured by dollar volume of spending by the customer during the 12 months ended December 31, 2014);

(ix) any purchase, sale or supply Contract that contains volume requirements or commitments, exclusive or preferred purchasing arrangements or promotional requirements in excess of $10 million;

(x) any material lease, sublease, occupancy agreement or other Contract with respect to the FA Leased Real Property (“FA Lease Agreements”);

(xi) any agreement that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of FA or any of its Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any material amount of assets or businesses;

(xii) any material acquisition or divestiture agreement that contains “earn-out” provisions or other contingent payment obligations that have not been satisfied in full;

(xiii) any agreement that by its terms limits the payment of dividends or other distributions by FA or any of its Subsidiaries;

(xiv) any Contract for any joint venture, partnership or similar arrangement, or any Contract involving a sharing of revenues, profits, losses, costs, or liabilities by FA or any of its Subsidiaries with any other Person involving a potential combined commitment or payment by FA and any of its Subsidiaries in excess of $5 million annually;

(xv) any Contract for a material Trade Intercompany Arrangement; or

(xvi) any other agreement which would prohibit or delay beyond the Outside Date the consummation of Merger or any other Transaction contemplated by this Agreement.

(b) FA has heretofore made available to GSM true, correct and complete copies of the Contracts set forth in Section 4.17(a) (the “FA Material Contracts”).

(c) Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, material liability to FA or its Subsidiaries or otherwise materially impair the conduct of the business, financial condition or results of operations of FA and its Subsidiaries as currently conducted, (i) all of the FA Material Contracts are valid, binding and in full force and effect and are enforceable by FA or its applicable Subsidiary in accordance with their terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought, (ii FA, or its applicable Subsidiary, has performed all material obligations required to be performed by it under the FA Material Contracts, and it is not (with or without notice or lapse of time, or both) in material breach or material default thereunder and, to the Knowledge of FA, no other party to any FA Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder, (iii) since January 1, 2014, neither FA nor any of its Subsidiaries has received written notice of any actual, alleged, possible or potential material violation of, or material failure to comply with, any term or requirement of any FA Material Contract, and (iv) neither FA nor any of its Subsidiaries has received any written notice of the intention of any party to cancel, terminate, change the scope of rights under or fail to renew any FA Material Contract.

4.18 Intellectual Property.

(a) Section 4.18(a) of the FA Disclosure Schedule sets forth a complete and accurate list of all (i) issued patents and pending patent applications, (ii) trademark and service mark registrations and applications, (iii) copyright registrations, and (iv) internet domain name registrations, in each case that are owned by FA or any of its Subsidiaries (collectively, the “FA Registered Intellectual Property”). With respect to each item required to be listed in Section 4.18(a) of the FA Disclosure Schedule, (A) either FA or one of its Subsidiaries is the sole owner and possesses all right, title and interest in and to the item, free and clear of all Liens (other than Permitted Liens), and (B) no Proceeding is pending or, to Knowledge of FA, is threatened, that challenges the validity, enforceability, registration, use or ownership of the item (except for office actions by the applicable Governmental Entities in the normal course of prosecution efforts in connection with applications for the registration or issuance of Intellectual Property). Each item of FA Registered Intellectual Property that is shown as registered, filed, issued, or applied for in Section 4.18(a) of the FA Disclosure Schedule has been duly registered in, filed in or issued by the official governmental registers and/or issuers (or officially recognized registers or issuers) for such Intellectual Property and each such registration, filing, issuance and/or application (x) has not been abandoned, cancelled or otherwise compromised, (y) has been maintained effective by all requisite filings, renewals and payments, and (z) remains in full force and effect.

(b) Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, material liability to FA or its Subsidiaries or otherwise materially impair the conduct of the business, financial condition or results of operations of FA and its Subsidiaries as currently conducted, each of FA and its Subsidiaries owns and possesses all right, title and interest in and to (or has the right pursuant to a valid and enforceable license) all Intellectual Property that is necessary for or used or held for use in the conduct of the business of FA and its Subsidiaries in substantially the same manner as presently conducted and currently proposed to be conducted. Neither the execution and delivery of this Agreement by FA, nor the performance of this Agreement by FA, will result in the loss, forfeiture, termination, or impairment of, or give rise to a right of any Person to limit, terminate, or consent to the continued use of, any rights of FA or any of its Subsidiaries in any Intellectual Property.

(c) Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, material liability to FA or its Subsidiaries or otherwise materially impair the conduct of the business, financial condition or results of operations of FA and its Subsidiaries as currently conducted, neither FA nor any of its Subsidiaries nor the conduct of their businesses is infringing, misappropriating, diluting, or otherwise violating the Intellectual Property rights of any Person. Neither FA nor any of its Subsidiaries has received any charge, complaint, claim, demand, or notice since January 1, 2012 (or earlier, if presently not resolved) alleging any such infringement, misappropriation, dilution, or violation (including any claim that FA or any of its Subsidiaries must license or refrain from using any Intellectual Property rights of any Person). To the Knowledge of FA, no Person is infringing, misappropriating, diluting or otherwise violating any Intellectual Property owned by FA or any of its Subsidiaries. Neither FA nor any of its Subsidiaries has made or asserted any charge, complaint, claim, demand or notice since January 1, 2012 (or earlier, if presently not resolved) alleging any such infringement, misappropriation, dilution, or violation.

(d) FA and its Subsidiaries have taken commercially reasonable steps to maintain, police and protect the Intellectual Property that is material to their business (“FA Material Intellectual Property”). All FA Material Intellectual Property that derives independent economic value, actual or potential, from not being generally known to the public or to other persons who can obtain economic value from its disclosure or use has been maintained in confidence in accordance with protection procedures that are adequate for protection, and in accordance with procedures customarily used in the industry to protect rights of like importance. To the Knowledge of FA, there has been no unauthorized use or disclosure of any such FA Material Intellectual Property. To the Knowledge of FA, all former and current officers, directors, employees, personnel, consultants, advisors, agents, and independent contractors of FA and its Subsidiaries, and each of their predecessors, who have contributed to or participated in the conception and development of Intellectual Property for such entities have entered into valid and binding proprietary rights agreements with FA or one of its Subsidiaries or predecessors, vesting ownership of such Intellectual Property in FA or one of its Subsidiaries. No such Person has asserted, and to the Knowledge of FA, no such Person has, any right, title, interest or other claim in, or the right to receive any royalties or other consideration with respect to, any such Intellectual Property.

(e) The IT Assets of FA and its Subsidiaries operate in all material respects in accordance with their documentation and functional specifications and as required by FA and its Subsidiaries and have not, in the last three (3) years, materially malfunctioned or failed. FA and its Subsidiaries have implemented commercially reasonable measures, to protect the confidentiality and security of such IT Assets and information stored or contained therein against any unauthorized use, access, interruption or corruption. FA and its Subsidiaries have implemented commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures with respect to their IT Assets.

4.19 No Leakage. Since September 30, 2014 and through the date of this Agreement, there has not been any Leakage at any time, other than Permitted Leakage. Neither the entry into of this Agreement nor the consummation of the Transactions will directly result in any Leakage, other than Permitted Leakage.

4.20 Insurance. Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, material liability to FA or its Subsidiaries or otherwise materially impair the conduct of the business, financial condition or results of operations of FA and its Subsidiaries as currently conducted, (a) FA and its Subsidiaries maintain insurance in such amounts and against such risks as is sufficient to comply with applicable Law and in accordance with standard industry practices, (b) all insurance policies of FA and its Subsidiaries are in full force and effect, except for any expiration thereof in accordance with the terms thereof, and all premiums required to be paid thereon have been paid in accordance with the payment terms of such insurance policy so as not to result in a termination or lapse in coverage and (c) neither FA nor any of its Subsidiaries is in breach of, or default under, any such insurance policy or has taken any action or failed to take any action which, with notice or lapse of time, would constitute such a breach or default or permit termination or modification of any of the insurance policies. Since January 1, 2014, neither FA nor any of its Subsidiaries has received any written notice of cancellation, invalidation or termination or, as of the date of this Agreement, denial of coverage, rejection of a material claim or material adjustment in the amount of the premiums payable under any material insurance policy maintained by FA or any of its Subsidiaries.

4.21 Customers and Suppliers. Section 4.21 of the FA Disclosure Schedule sets forth a list showing the ten largest customers and ten largest suppliers (each, a “Significant FA Customer/Supplier”) of FA and its Subsidiaries, taken together, in each case, determined by total revenue during the twelve month period ending on December 31, 2014. Since January 1, 2014, no Significant FA Customer/Supplier has notified FA in writing, or to the Knowledge of FA, orally and other than in the ordinary course of negotiations that it (a) has terminated, or intends to terminate, its customer or supplier relationship with FA or any of its Subsidiaries or (b) has otherwise changed, or intends to otherwise change, materially and adversely, the overall terms and conditions on which FA or any of its Subsidiaries sells goods to or purchases goods from such Significant FA Customer/Supplier.

4.22 Related Party Tra nsactions.

(a) None of FA or any of its Subsidiaries is party to any Contract or other transaction with any director, manager, officer or employee of FA or any of its Subsidiaries, or any familial relative of any of the foregoing, or any Person affiliated with any of the foregoing, except, in each case, for employment or compensation Contracts (including any award pursuant to any FA Benefit Plan) with directors, managers, officers and employees made in the ordinary course of business consistent with past practice.

(b) None of FA or any of its Subsidiaries is party to any Contract or other transaction with Grupo VM or any of its affiliates (other than FA or any of its Subsidiaries), or any director, manager, officer or employee of Grupo VM or such affiliates, or any familial relative of any of the foregoing, or any Person affiliated with any of the foregoing (“Grupo VM Related Party Transactions”), in each case, other than the Transactions.

(c) There are no material Contracts to which Grupo VM or any of its affiliates (other than FA and its Subsidiaries) is a party with any non-affiliated third party that are used in, or held for use by, the operations of FA and its Subsidiaries as presently conducted. There are no material assets or properties held by or in the name of Grupo VM or any of its affiliates (other than FA and its Subsidiaries) that are used in, or held for use by, the operations of FA and its Subsidiaries as presently conducted. None of the employees of Grupo VM or any of its affiliates (other than FA and its Subsidiaries) provide material services to or for the benefit of the operations of FA and its Subsidiaries.

4.23 Broker’s Fees. Except for the financial advisors’ fees set forth in Section 4.23 of the FA Disclosure Schedule, neither FA nor any of its Subsidiaries nor any of their respective officers or directors on behalf of FA or such Subsidiaries has employed any financial advisor, broker or finder or incurred any liability for any financial advisory fees, broker’s fees, commissions or finder’s fees in connection with any of the Transactions.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF GRUPO VM

Except as set forth in the Grupo VM Disclosure Schedule, Grupo VM hereby represents and warrants to the other parties as follows:

5.1 Corporate Organization. Grupo VM is a Spanish company in the form of a public limited company (sociedad anónima), duly organized, validly existing and, to the extent applicable, in good standing under the laws of the jurisdiction of its organization and has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Grupo VM is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified, would not reasonably be expected to prevent or delay beyond the Outside Date consummation of the Transactions. Grupo VM is not a party to and has not taken any corporate action or other action (including in respect of breaches of statutory obligations or otherwise), nor have any steps been taken or Proceedings been commenced against Grupo VM for its liquidation, winding-up, dissolution, reorganization or administration (including receivership, bankruptcy, insolvency, examinership, moratorium or intervention Proceedings) or for the appointment of a liquidator, receiver, trustee, administrator, administrative receiver or similar officer with respect to all or any of its assets, and Grupo VM is not insolvent under the laws of its jurisdiction of incorporation or unable to pay its debts. Grupo VM has not been dissolved and is not required to be dissolved under the laws of its jurisdiction of incorporation.

5.2 Authority; Execution and Delivery; Enforceability. Grupo VM has all necessary power and authority to execute and deliver this Agreement, to perform and comply with each of its obligations under this Agreement and to consummate the Transactions applicable to it. The execution and delivery by Grupo VM of this Agreement, the performance and compliance by Grupo VM with each of its obligations herein and the consummation by it of the Transactions applicable to it have been duly authorized by all necessary corporate action on the part of Grupo VM, and no other corporate proceedings on the part of Grupo VM are necessary to authorize this Agreement or the consummation by Grupo VM of the Transactions to which it is a party. Grupo VM has duly and validly executed and delivered this Agreement and this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought.

5.3 No Conflicts.

(a) The execution and delivery of this Agreement by Grupo VM does not, and the performance of this Agreement by Grupo VM will not, (i) conflict with or violate any provision of Grupo VM’s bylaws, (ii) assuming that all consents, approvals, authorizations and permits described in Section 5.3(b) have been obtained and all filings and notifications described in Section 5.3(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law or Order applicable to Grupo VM or by which any property or asset of Grupo VM is bound or affected or (iii) require any consent or approval under, result in any breach of or any loss or impairment of any benefit under, constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Grupo VM pursuant to, any Contract or Permit, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to prevent or delay beyond the Outside Date consummation of the Transactions.

(b) The execution and delivery of this Agreement by Grupo VM does not, and the consummation by Grupo VM of the Transactions to which it is a party and compliance by Grupo VM with any of the terms or provisions hereof will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other Person, except (i) the Required Competition Filings and (ii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications to a Person other than a Governmental Entity, would not, individually or in the aggregate, reasonably be expected to prevent or delay beyond the Outside Date consummation of the Transactions.

5.4 Title to Shares. Grupo VM holds beneficially and of record all of the FA Shares, free and clear of all Liens, other than transfer restrictions imposed by applicable securities Laws, and the FA Shares have not been pledged or assigned to any Person, and there are no outstanding options, warrants, call or other rights or agreements to which Grupo VM is a party requiring Grupo VM to sell or transfer the FA Shares to any Person other than as provided in this Agreement. Upon the consummation of the Transactions, Holdco will acquire good and valid title to the FA Shares, free and clear of all Liens, warrants or agreements, preemptive, conversion, subscription or other rights, agreements to purchase and other restrictions and limitations of any kind, other than transfer restrictions imposed by applicable securities Laws. Grupo VM is not party to any voting trust, stockholder agreement, proxy or other agreement with respect to the voting, redemption, sale, pledge, transfer or other disposition of the FA Shares.

5.5 Legal Proceedings. As of the date hereof, there are no Proceedings pending, or to the Knowledge of Grupo VM, threatened against Grupo VM or any of its affiliates (other than FA and its Subsidiaries) or any of their respective assets, rights or properties or any of the officers or directors of Grupo VM that would, in each case, individually or in the aggregate, reasonably be expected to prevent or delay beyond the Outside Date consummation of the Transactions.

5.6 Broker’s Fees. Neither Grupo VM nor any of its affiliates (other than FA and its Subsidiaries) nor any of their respective officers or directors on behalf of Grupo VM or such affiliate has employed any financial advisor, broker or finder or incurred any liability for any financial advisory, broker’s fees, commissions or finder’s fees in connection with any of the Transactions.

5.7 Intended Tax Treatment. Neither Grupo VM nor any of its affiliates has knowledge of any facts or has taken, failed to take, or agreed to take any action that would reasonably be expected to prevent or impede the Transactions from qualifying for the Intended Tax Treatment.

5.8 Holdco Tax Residence and Status. Neither Grupo VM nor any of its affiliates has knowledge of any facts or of any reason that would reasonably be expected to cause Holdco to be treated, as a result of the Transactions, as (i) a resident of the United States for U.S. federal Tax purposes, or (ii) a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code.

5.9 Purchase for Own Account.

(a) Grupo VM is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D under the Securities Act.

(b) Grupo VM is acquiring the Holdco Class A Shares to be issued in connection with the Stock Exchange for investment and not with a view toward, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling such Holdco Class A Shares. Grupo VM agrees that such Holdco Class A Shares may not be sold, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any other applicable securities Laws, except pursuant to an exemption from such registration under such Laws.

(c) Grupo VM is able to bear the economic risk of holding the Holdco Class A Shares to be issued in connection with the Stock Exchange for an indefinite period, including a complete loss of its investment in such Holdco Class A Shares, and has knowledge and experience in financial and business matters such that it is capable of evaluating the risks of an investment in such Holdco Class A Shares.

5.10 Ownership of Equity Interests in GSM.

(a) None of (i) Grupo VM (ii) Inmobiliaria Espacio, S.A., or (iii) any Person that is owned 50% or more (by vote and value), individually or collectively, by Grupo VM, Inmobiliaria Espacio, S.A. and any other Person described in this clause (iii): (A) owns directly any shares of GSM Common Stock; or (B) owns directly (or indirectly through one or more partnerships or disregarded entities) any entity classified as a partnership or disregarded entity for U.S. income Tax purposes that owns any shares of GSM Common Stock.

(b) None of the shareholders of Inmobiliaria Espacio, S.A. or any Person who owns any shares of any such shareholder either (i) owns directly any shares of GSM Common Stock; or (ii) owns directly (or indirectly through one or more partnerships or disregarded entities) any entity classified as a partnership or disregarded entity for U.S. income Tax purposes that owns any shares of GSM Common Stock.

(c) All of the shareholders of Inmobiliaria Espacio, S.A. are classified as corporations for U.S. income Tax purposes. No entity classified as a corporation for U.S. income Tax purposes owns, directly or indirectly, 50% or more (by vote and value) of Inmobiliaria Espacio, S.A.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF HOLDCO AND MERGER SUB

Each of Holdco and Merger Sub hereby represents and warrants to GSM and FA as follows:

6.1 Corporate Organization. Holdco is a limited company duly incorporated and validly existing under the laws of England. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of Delaware. Neither Holdco nor Merger Sub has conducted any business other than activities incidental to its organization and the consummation of the Transactions.

6.2 Capitalization.

(a) As of the date of this Agreement, the issued share capital of Holdco consists of one ordinary share of $1.00 nominal value. As of the date of this Agreement, the issued and outstanding ordinary share has been duly authorized and is validly issued and fully paid up.

(b) As of the Closing Date but prior to the Stock Exchange, the issued share capital of Holdco will consist of two Holdco Class A Shares of $7.50 nominal value each and 50,000 Preference Shares. As of the Closing Date but prior to the Stock Exchange, the issued and outstanding two Holdco Class A Shares and 50,000 Preference Shares will have been duly authorized, validly issued and fully paid up.

(c) All of the Holdco Shares to be allotted and issued in connection with the Transactions will be, at the time of allotment and issuance, duly authorized, validly issued, and fully paid up. Except as contemplated by this Agreement, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which Holdco or any of its Subsidiaries is a party or by which Holdco or any of its Subsidiaries is bound relating to the issued or unissued capital stock or other Equity Interests of Holdco or any of its Subsidiaries, or securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating Holdco or any of its Subsidiaries to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, Holdco or any of its Subsidiaries. The authorized capital stock of Merger Sub consists of 1,000 shares of Merger Sub Common Stock, of which 1,000 are outstanding as of the date hereof. All of the outstanding shares of Merger Sub Common Stock have been duly authorized and are validly issued, fully paid and non-assessable.

6.3 Authority; Execution and Delivery; Enforceability. Each of Holdco and Merger Sub has all necessary power and authority to execute and deliver this Agreement, to perform and comply with each of its obligations under this Agreement and, subject to adoption of this Agreement by Holdco as sole shareholder of Merger Sub (which adoption will occur immediately following execution of this Agreement), to consummate the Transactions applicable to it. The execution and delivery by each of Holdco and Merger Sub of this Agreement, the performance and compliance by each of Holdco and Merger Sub with each of its obligations herein and the consummation by it of the Transactions to which it is a party have been duly authorized by all necessary corporate action on the part of Holdco or Merger Sub, and no other corporate proceedings on the part of Holdco or Merger Sub are necessary to authorize this Agreement or the consummation by Holdco or Merger Sub of the Transactions to which it is a party, subject, in the case of consummating the Merger, to adoption of this Agreement by Holdco as the sole shareholder of Merger Sub (which adoption will occur immediately following execution of this Agreement). Each of Holdco and Merger Sub has duly and validly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the other parties of this Agreement, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought.

6.4 No Conflicts.

(a) The execution and delivery of this Agreement by Holdco and Merger Sub does not, and the performance of this Agreement by Holdco and Merger Sub will not, (i) conflict with or violate any provision of Holdco’s or Merger Sub’s organizational documents, (ii) assuming that all consents, approvals, authorizations and permits described in Section 6.4(b) have been obtained and all filings and notifications described in Section 6.4(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Holdco or Merger Sub or by which any property or asset of Holdco or Merger Sub is bound or affected or (iii) require any consent or approval under, result in any breach of or any loss or impairment of any benefit under, constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Holdco or Merger Sub pursuant to, any Contract or Permit, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to prevent or delay beyond the Outside Date consummation of the Transactions.

(b) The execution and delivery of this Agreement by Holdco and Merger Sub does not and will not, and the consummation by Holdco and Merger Sub of the Transactions to which it is a party and compliance by Holdco and Merger Sub with any of the terms or provisions hereof or thereof will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other Person, except (i) under the Exchange Act, Securities Act, any applicable blue sky Law and the rules and regulations of the NASDAQ, (ii) the Required Competition Filings, (iii) the filing of the Certificate of Merger as required by the DGCL and (iv) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications to a Person other than a Governmental Entity, would not, individually or in the aggregate, reasonably be expected to prevent or delay beyond the Outside Date consummation of the Transactions.

6.5 Legal Proceedings. As of the date hereof, there are no Proceedings pending, or to the Knowledge of Holdco or Merger Sub, threatened against Holdco or Merger Sub or any of their respective Subsidiaries or any of their respective assets, rights or properties or any of the officers or directors of Holdco or Merger Sub that would, in each case, individually or in the aggregate, reasonably be expected to prevent or delay beyond the Outside Date consummation of the Transactions.

6.6 Intended Tax Treatment. Neither Holdco nor Merger Sub nor any of their respective affiliates has knowledge of any facts or has taken, failed to take, or agreed to take any action that would reasonably be expected to prevent or impede the Transactions from qualifying for the Intended Tax Treatment.

6.7 Holdco Tax Residence and Status. Neither Holdco nor Merger Sub nor any of their respective affiliates has knowledge of any facts or of any reason that would reasonably be expected to cause Holdco to be treated, as a result of the Transactions, as (i) a resident of the United States for U.S. federal Tax purposes, or (ii) a “surrogate foreign corporation” within the meaning of Section  7874(a)(2)(B) of the Code.

6.8 Broker’s Fees. Neither Holdco nor Merger Sub nor any of their respective officers or directors on behalf of Holdco or Merger Sub has employed any financial advisor, broker or finder or incurred any liability for any financial advisory, broker’s fees, commissions or finder’s fees in connection with any of the Transactions.

ARTICLE 7

COVENANTS

7. 1 Conduct of Business by GSM Pending the Effective Time. GSM agrees that, between the date of this Agreement and the Effective Time, except as set forth in

Section 7.1 of the GSM Disclosure Schedule or as otherwise expressly contemplated by this Agreement, unless FA shall otherwise consent in writing (such consent not to be unreasonably withheld or delayed), GSM will, and will cause each of its Subsidiaries to, (i) conduct its operations only in the ordinary course of business consistent with past practice, (ii) use its commercially reasonable efforts to keep available the services of the current officers, employees and consultants of GSM and each of its Subsidiaries and to preserve the goodwill and current relationships of GSM and each of its Subsidiaries with customers, suppliers and other Persons with which GSM or any of its Subsidiaries has meaningful business relations, and (iii) use its commercially reasonable efforts to preserve intact its business organization and comply with all applicable Law. Without limiting the foregoing, and as an extension thereof, except as set forth in Section 7.1 of the GSM Disclosure Schedule or as otherwise expressly contemplated by any other provision of this Agreement, GSM shall not, and shall not permit any of its Subsidiaries to, between the date of this Agreement and the Effective Time, directly or indirectly, take any of the following actions without the prior written consent of FA (such consent not to be unreasonably withheld or delayed):

(a) amend or otherwise change its certificate of incorporation or bylaws or equivalent organizational documents;

(b) issue, sell, pledge, dispose of, grant, transfer or encumber any shares of capital stock of, or other Equity Interests in, GSM or issue, sell, dispose of, grant or transfer shares of capital stock of, or other Equity Interests in, any of its Subsidiaries, in each case, of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by Contract right), of GSM or any of its Subsidiaries, other than (i) the issuance of GSM Common Stock upon the exercise or settlement of GSM Stock Options or GSM RSUs outstanding as of the date hereof in accordance with their present terms, (ii) the issuance of any GSM Stock Options, GSM RSUs or GSM SARs pursuant to the terms of any employment agreement or offer letter outstanding as of the date hereof in accordance with its present terms, which shall not exceed the amounts set forth in Section 7.1(b) of the GSM Disclosure Letter, (iii) the issuance of annual director grants made in the ordinary course of business consistent with past practice, and (iv) any Lien in existence on the date of this Agreement on the shares of capital stock or other Equity Interests of any Subsidiary of GSM may be replaced by a Lien securing the same liabilities secured by the Lien to be replaced on substantially similar terms;

(c) sell, pledge, dispose of, transfer, lease, license, guarantee or encumber any material property or assets of GSM or any of its Subsidiaries, except pursuant to existing Contracts (including any renewal or extension of the term of such Contract on substantially similar terms) or the sale or purchase of goods in the ordinary course of business consistent with past practice;

(d) sell, assign, transfer, license, abandon, place in the public domain, permit to lapse or otherwise dispose of any GSM Material Intellectual Property, except pursuant to the terms of existing Contracts or the non-exclusive licensing of any such Intellectual Property in the ordinary course of business consistent with past practice;

(e) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, shares, property or a combination thereof) with respect to any of its capital stock or other Equity Interests (other than (i) regular quarterly cash dividends declared and paid by GSM in an amount not to exceed (x) $0.08 per share of GSM Common Stock in each quarter in calendar year 2015 and (y) $0.085 in each quarter in calendar year 2016 and (ii) dividends paid by a wholly-owned Subsidiary of GSM to GSM or another wholly-owned Subsidiary of GSM) or enter into any agreement with respect to the voting or registration of its capital stock or other Equity Interests;

(f) reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or other Equity Interests;

(g) merge or consolidate GSM or any of its Subsidiaries with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of GSM or any of its Subsidiaries, other than immaterial internal reorganizations made in the ordinary course of business consistent with past practice;

(h) acquire (including by merger, consolidation, or acquisition of shares or assets) any interest in any Person or any material assets thereof, other than (i) in the ordinary course of business consistent with past practice, and (ii) acquisitions with a purchase price not to exceed $20 million individually;

(i) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any Person (other than a wholly-owned Subsidiary of GSM) for borrowed money, except for (i) borrowings under GSM’s existing credit facilities in the ordinary course of business or issuances of commercial paper for working capital, (ii) indebtedness to fund acquisitions permitted by Section 7.1(h), and (iii) general corporate purposes in the ordinary course of business consistent with past practice;

(j) make any loans, advances or capital contributions to, or investments in, any other Person (other than any wholly-owned Subsidiary of GSM) in excess of $20 million individually, except as required by existing Contracts;

(k) terminate, cancel, or request or agree to any material change in or waiver under any GSM Material Contract, or enter into or amend any Contract that, if existing on the date hereof, would be a GSM Material Contract, in each case other than in the ordinary course of business consistent with past practice;

(l) make or authorize any capital expenditure in excess of GSM’s capital expenditure budget as disclosed to FA prior to the date hereof, other than (i) capital expenditures reasonably expected to be recovered under existing insurance policies and (ii) capital expenditures that are not, in the aggregate, in excess of $5 million;

(m) except (i) to the extent required by (A) applicable Law, (B) the existing terms of any GSM Benefit Plan or (C) contractual commitments with respect to severance or termination pay in existence on the date of this Agreement or (ii) only in the case of any employee who is not a director or an “executive officer” of GSM (within the meaning of Rule 405 under the Securities Act), in the ordinary course of business consistent with past practice: (w) increase the compensation or benefits payable or to become payable to its directors, officers or employees; (x) grant any rights to severance, termination pay, bonus or other benefits or payments to, or enter into any employment, consulting, change in control, retention, severance or termination agreement with, any director, officer or employee of GSM or its Subsidiaries, or establish, adopt, enter into or amend any GSM Benefit Plan or Collective Bargaining Agreement or other Contract with any labor union or labor organization, except to the extent required by the terms of, or in replacement on not materially worse than existing terms and conditions of, a Collective Bargaining Agreement in existence on the date of this Agreement; (y) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any GSM Benefit Plan; or (z) terminate the employment of any officer other than for cause;

(n) Reserved.

(o) forgive any loans to directors, officers, employees or any of their respective affiliates;

(p) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, contingent or otherwise), except in accordance with their terms or otherwise in the ordinary course of business consistent with past practice;

(q) make any change in accounting policies, practices, principles, methods or procedures, other than as required by GAAP or by a Governmental Entity;

(r) waive, release, assign, settle or compromise any material claims or rights held by GSM or any of its Subsidiaries, except in the ordinary course of business consistent with past practice;

(s) compromise, settle or agree to settle any Proceeding (including any Proceeding relating to this Agreement or the Transactions) other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of monetary damages not in excess of $5 million individually or $10 million in the aggregate, in any case without the imposition of equitable relief on, or the admission of wrongdoing by, GSM or any of its Subsidiaries;

(t) except to the extent otherwise required by Law or in the ordinary and usual course of business consistent with past practice, make, change or revoke any material Tax election, change any Tax accounting period for purposes of a material Tax or material method of Tax accounting, file any material amended Tax Return, settle or compromise any audit or proceeding relating to a material amount of Taxes, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) or advance pricing agreement with respect to any material Tax, or surrender any right to claim a material Tax refund;

(u) write up, write down or write off the book value of any assets, in the aggregate, in excess of $10 million, other than (i) regular depreciation, (ii) regular amortization or (iii) as determined by GSM’s auditors (in connection with an impairment test), in each of cases (i), (ii) and (iii), in accordance with GAAP consistently applied; or

(v) authorize or enter into any Contract or otherwise make any commitment to do any of the foregoing.

7.2 Conduct of Business by FA Pending the Effective Time. FA agrees that, between the date of this Agreement and the Effective Time, except as set forth in Section 7.2 of the FA Disclosure Schedule or as otherwise expressly contemplated by this Agreement, unless GSM shall otherwise consent in writing (such consent not to be unreasonably withheld or delayed), FA will, and will cause each of its Subsidiaries to, (i) conduct its operations only in the ordinary course of business consistent with past practice, (ii) use its commercially reasonable efforts to keep available the services of the current officers, employees and consultants of FA and each of its Subsidiaries and to preserve the goodwill and current relationships of FA and each of its Subsidiaries with customers, suppliers and other Persons with which FA or any of its Subsidiaries has meaningful business relations, (iii) use its commercially reasonable efforts to preserve intact its business organization and comply with all applicable Laws. Without limiting the foregoing, and as an extension thereof, except as set forth in Section 7.2 of the FA Disclosure Schedule or as otherwise expressly contemplated by any other provision of this Agreement, FA shall not, and shall not permit any of its Subsidiaries to, between the date of this Agreement and the Effective Time, directly or indirectly, take any of the following actions without the prior written consent of GSM (such consent not to be unreasonably withheld or delayed):

(a) amend or otherwise change its bylaws or equivalent organizational documents;

(b) issue, sell, pledge, dispose of, grant, transfer or encumber any shares of capital stock of, or other Equity Interests in, FA or issue, sell, dispose of, grant or transfer shares of capital stock of, or other Equity Interests in, any of its Subsidiaries, in each case of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by Contract right), of FA or any of its Subsidiaries, provided that any Lien in existence on the date of this Agreement on the shares of capital stock or other Equity Interests of any Subsidiary of FA may be replaced by a Lien securing the same liabilities secured by the Lien to be replaced on substantially similar terms;

(c) sell, pledge, dispose of, transfer, lease, license, guarantee or encumber any material property or assets of FA or any of its Subsidiaries, except pursuant to existing Contracts (including any renewal or extension of the term of such Contract on substantially similar terms) or the sale or purchase of goods in the ordinary course of business consistent with past practice;

(d) sell, assign, transfer, license, abandon, place in the public domain, permit to lapse or otherwise dispose of any FA Material Intellectual Property, except pursuant to the terms of existing Contracts or the non-exclusive licensing of any such Intellectual Property in the ordinary course of business consistent with past practice;

(e) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock or other Equity Interests (other than dividends described in clause (iii) of the definition of “Permitted Leakage” and dividends paid by a wholly-owned Subsidiary of FA to FA or another wholly-owned Subsidiary of FA) or enter into any agreement with respect to the voting or registration of its capital stock or other Equity Interests;

(f) reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or other Equity Interests;

(g) merge or consolidate FA or any of its Subsidiaries with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of FA or any of its Subsidiaries, other than immaterial internal reorganizations made in the ordinary course of business consistent with past practice;

(h) acquire (including by merger, consolidation, or acquisition of stock or assets) any interest in any Person or any material assets thereof, other than (i) in the ordinary course of business consistent with past practice, and (ii) acquisitions with a purchase price not to exceed $20 million individually;

(i) acquire any Equity Interest in GSM or any of its affiliates;

(j) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any Person (other than a wholly-owned Subsidiary of FA) for borrowed money, except for (i) borrowings under FA or Grupo VM’s existing credit facilities or issuances of commercial paper for working capital, (ii) indebtedness to fund acquisitions permitted by
Section 7.2(b), and (iii) general corporate purposes in the ordinary course of business consistent with past practice;

(k) make any loans, advances or capital contributions to, or investments in, any other Person (other than any wholly-owned Subsidiary of FA) in excess of $20 million individually, except as required by existing Contracts;

(l) terminate, cancel, or request or agree to any material change in or waiver under any FA Material Contract, or enter into or amend any Contract that, if existing on the date hereof, would be a FA Material Contract, in each case other than in the ordinary course of business consistent with past practice;

(m) make or authorize any capital expenditure in excess of FA’s capital expenditure budget as disclosed to GSM prior to the date hereof, other than (i) capital expenditures reasonably expected to be recovered under existing insurance policies and (ii) capital expenditures that are not, in the aggregate, in excess of $5 million;

(n) except (i) to the extent required by (A) applicable Law, (B) the existing terms of any FA Benefit Plan or (C) contractual commitments with respect to severance or termination pay in existence on the date of this Agreement or (ii) only in the case of any employee who is not a director or “executive officer” of FA (within the meaning of Rule 405 under the Securities Act), in the ordinary course of business consistent with past practice: (w) increase the compensation or benefits payable or to become payable to its directors, officers or employees; (x) grant any rights to severance, termination pay, bonus or other benefits or payments to, or enter into any employment, consulting, change in control, retention, severance or termination agreement with, any director, officer or employee of FA or its Subsidiaries, or establish, adopt, enter into or amend any FA Benefit Plan or Collective Bargaining Agreement or other Contract with any labor union or labor organization, except to the extent required by the terms of, or in replacement on not materially worse than existing terms and conditions of, a Collective Bargaining Agreement in existence on the date of this Agreement; (y) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any FA Benefit Plan; or (z) terminate the employment of any officer other than for cause;

(o) Reserved;

(p) forgive any loans to directors, officers, employees or any of their respective affiliates;

(q) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, contingent or otherwise), except in accordance with their terms or otherwise in the ordinary course of business consistent with past practice;

(r) make any change in accounting policies, practices, principles, methods or procedures, other than as required by IFRS or by a Governmental Entity;

(s) waive, release, assign, settle or compromise any material claims or rights held by FA or any of its Subsidiaries, except in the ordinary course of business consistent with past practice;

(t) compromise, settle or agree to settle any Proceeding (including any Proceeding relating to this Agreement or the Transactions) other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of monetary damages not in excess of $5 million individually or $10 million in the aggregate, in any case without the imposition of equitable relief on, or the admission of wrongdoing by, FA or any of its Subsidiaries;

(u) except to the extent otherwise required by Law or in the ordinary and usual course of business consistent with past practice, make, change or revoke any material Tax election, change any Tax accounting period for purposes of a material Tax or material method of Tax accounting, file any material amended Tax Return, settle or compromise any audit or proceeding relating to a material amount of Taxes, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) or advance pricing agreement with respect to any material Tax, or surrender any right to claim a material Tax refund;

(v) write up, write down or write off the book value of any assets, in the aggregate, in excess of $10 million, other than (i) regular depreciation, (ii) regular amortization or (iii) as determined by FA’s auditors (in connection with an impairment test), in each of cases (i), (ii) and (iii), in accordance with IFRS consistently applied;

(w) (i) take any action to accelerate the collection of, or materially modify the terms of, any accounts receivable, (ii) take any action to extend the payment terms or otherwise materially modify the terms of any accounts payable, (iii) materially alter any company policy or practice with respect to inventory management, (iv) liquidate its holdings of marketable securities, in each case, except in the ordinary course of business consistent with past practice or (v) otherwise depart from its ordinary course practices of managing its current accounts or other current assets with the intent to artificially affect the calculation of FA Net Debt; or

(x) authorize or enter into any Contract or otherwise make any commitment to do any of the foregoing.

7.3 Preparation of the Form F-4 and the Proxy Statement / Prospectus; NASDAQ Listing Application; Shareholders Meeting.

(a) As promptly as practicable after the execution of this Agreement, FA, GSM and Holdco shall jointly prepare, and Holdco shall cause to be filed with the SEC, a registration statement on Form F-4 (together with any supplements or amendments thereto, the “Form F-4”) to register the offer and sale of Holdco Shares, as applicable, pursuant to the Merger. The Form F-4 shall include a proxy statement to be used for the GSM Shareholders Meeting to adopt this Agreement, as well as a prospectus with respect to the issuance of the Holdco Shares in the Merger (such disclosure document, the “Proxy Statement / Prospectus”). Each of FA, GSM and Holdco shall use its commercially reasonable efforts to have the Form F-4 declared effective as promptly as practicable after such filing (including by responding to comments of the SEC) and, prior to the effective date of the Form F-4, each of Holdco, FA and GSM shall take all action reasonably required to be taken under any applicable securities Laws in connection with the issuance of the Holdco Shares. Each of FA and GSM shall furnish all information as may be reasonably requested by the other party in connection with any such action and the preparation, filing and distribution of the Form F-4 and the Proxy Statement / Prospectus. As promptly as practicable after the Form F-4 shall have become effective, GSM shall use its commercially reasonable efforts to cause the Proxy Statement / Prospectus to be mailed to its shareholders. No filing of, or amendment or supplement to, the Form F-4 will be made by Holdco, and no filing of, or amendment or supplement to, the Proxy Statement / Prospectus will be made by GSM, in each case without providing the other parties with a reasonable opportunity to review and comment thereon. None of the Form F-4, the Proxy Statement / Prospectus or any amendment or supplement to the Form F-4, the Proxy Statement / Prospectus shall be filed without the approval of all parties, which approval shall not be unreasonably withheld or delayed. If at any time prior to the Effective Time any information relating to FA or GSM, or any of their respective affiliates, directors or officers, should be discovered by FA or GSM which should be set forth in an amendment or supplement to either the Form F-4 or the Proxy Statement / Prospectus, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the shareholders of GSM. Each party shall notify the other parties promptly of the time when the Form F-4 has become effective, and of the issuance of any stop order or suspension of the qualification of the Holdco Shares issuable in connection with the Merger or the Stock Exchange for offering or sale in any jurisdiction. In addition, each party agrees to provide the other parties and their respective counsel with copies of any written comments, and shall inform the other party of any oral comments, that such party or its counsel may receive from time to time from the SEC or its staff with respect to the Form F-4 or the Proxy Statement / Prospectus promptly after receipt of such comments, and any written or oral responses thereto. Each party and their respective counsel shall be given a reasonable opportunity to review any such written responses and each party shall give due consideration to the additions, deletions or changes suggested thereto by the other party and their respective counsel.

(b) GSM Shareholders Meeting.

(i) GSM shall, as promptly as practicable after the Form F-4 is declared effective under the Securities Act, duly give notice of, convene and hold a meeting of its shareholders (the “GSM Shareholders Meeting”) in accordance with the DGCL for the purpose of obtaining the GSM Shareholder Approval and shall, subject to the provisions of Section 7.4, through its Board of Directors, recommend to its shareholders the adoption of this Agreement. GSM may only postpone or adjourn the GSM Shareholders Meeting (i) to solicit additional proxies for the purpose of obtaining the GSM Shareholder Approval, (ii) for the absence of a quorum and (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that GSM has determined after consultation with outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by shareholders of GSM prior to the GSM Shareholder Meeting.

(ii) Subject to Section 7.4, GSM shall, through the GSM Board, make the GSM Recommendation and include such GSM Recommendation in the Proxy Statement / Prospectus and use its commercially reasonable efforts to solicit from its shareholders proxies in favor of the adoption of this Agreement. Except as expressly permitted in Section 7.4(b) and Section 7.4(d), neither the GSM Board nor any committee thereof shall withhold, withdraw, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify, in a manner adverse to FA, the GSM Recommendation (the actions specified in the foregoing clause being referred to as a “GSM Adverse Recommendation Change”).

7.4 No Solicitation of Transactions.

(a) GSM shall immediately cease any discussions or negotiations with any parties that may be ongoing with respect to a Competing Proposal. From the date hereof until the earlier of the Effective Time or the date of termination of this Agreement in accordance with Article 9, GSM shall not, and shall cause its Subsidiaries not to, and shall instruct and use its commercially reasonable efforts to cause its Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing non-public information) or take any other action intended to facilitate the making of any proposal which constitutes, or would reasonably be expected to lead to, any Competing Proposal, or (ii) engage in any discussions or negotiations or cooperate in any way with any Person with respect to any inquiries regarding, or the making of, a Competing Proposal; provided, however, that (x) GSM may ascertain facts from the Person making any Competing Proposal for the sole purpose of the GSM Board informing itself about the terms of such Competing Proposal and the Person that made it and (y) if, prior to obtaining the GSM Shareholder Approval and following the receipt of a Competing Proposal that is or would reasonably be expected to lead to a Superior Proposal, the GSM Board determines in good faith, after consultation with outside legal counsel, that a failure to take action with respect to such Competing Proposal, as applicable, would be inconsistent with its fiduciary duties under applicable Law, GSM may, in response to such Competing Proposal, and subject to compliance with Section 7.4(c), (A) furnish information with respect to GSM to the Person making such Competing Proposal pursuant to an Acceptable Confidentiality Agreement (provided that all such information has previously been provided to FA or is provided to FA prior to or substantially concurrent with the time it is provided to such Person), and (B) engage in discussions or negotiations with such Person regarding such Competing Proposal. Except as expressly permitted by this Section 7.4, GSM shall not, and shall cause its Subsidiaries not to, and shall instruct and use its commercially reasonable efforts to cause its Representatives not to, from and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Article 9, directly or indirectly (1) approve, endorse, recommend or enter into, or publicly propose to approve, endorse, recommend or enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar definitive agreement (other than an Acceptable Confidentiality Agreement) with respect to any Competing Proposal (an “Alternative Acquisition Agreement”); (2) take any action to make the provisions of any takeover statute inapplicable to any transactions contemplated by a Competing Proposal; (3) terminate, amend, release, modify or knowingly fail to enforce any provision of, or grant any permission, waiver or request under, any standstill agreement entered into by the applicable party in respect of or in contemplation of a Competing Proposal (other than to the extent the GSM Board determines in good faith after consultation with its outside legal counsel, that failure to take any of such actions under clause (3) would be inconsistent with its fiduciary duties under applicable Law), or (4) publicly propose to do any of the foregoing.

(b) Notwithstanding any other provision of this Agreement, including Section 7.3, prior to receipt of the GSM Shareholder Approval the GSM Board may, in response to any bona fide written Competing Proposal, effect a GSM Adverse Recommendation Change or terminate this Agreement to enter into an Alternative Acquisition Agreement or both, if the GSM Board has determined in good faith, after consultation with GSM’s outside financial advisors and outside legal counsel, that such Competing Proposal constitutes a Superior Proposal provided, however, that GSM shall not make a GSM Adverse Recommendation Change in connection with a Competing Proposal until after the 48 hours immediately following FA’s receipt of written notice (a “GSM Notice of Recommendation Change”) from GSM advising FA that the GSM Board intends to make a GSM Adverse Recommendation Change and specifying the reasons therefor, including the terms and conditions of any Competing Proposal that is the basis of the proposed action by the GSM Board. In determining whether to make a GSM Adverse Recommendation Change, the GSM Board shall take into account any changes to the terms of this Agreement proposed by FA in response to a GSM Notice of Recommendation Change or otherwise, and, if requested by FA, GSM shall engage in good faith negotiations with FA regarding any changes to the terms of this Agreement proposed by FA.

(c) In addition to the obligations of GSM set forth in Section 7.4(a) and Section 7.4(b), GSM shall promptly, and in any event no later than 48 hours, after it receives (i) any Competing Proposal or notice by any Person that it intends to make a Competing Proposal, or (ii) any request for discussions or negotiations regarding any Competing Proposal, notify FA orally and in writing of any of the foregoing occurrences, the identity of the Person making such request or Competing Proposal and a copy of such request or Competing Proposal (or where no such copy is available, a reasonably detailed description of such request or Competing Proposal). GSM shall keep FA reasonably informed (and in any event no later than 48 hours after the occurrence of any material changes, developments, discussions or negotiations) of the status of any request or Competing Proposal, and any material developments with respect thereto. Without limiting the foregoing, GSM shall promptly (and in any event within 48 hours) notify FA orally and in writing if it determines to begin providing information or to engage in discussions or negotiations concerning a Competing Proposal pursuant to Section 7.4.

(d) Notwithstanding anything in this Section 7.4 to the contrary, at any time prior to obtaining the GSM Shareholder Approval, the GSM Board may make a GSM Adverse Recommendation Change only (i) as permitted by Section 7.4(b) or (ii) if the GSM Board determines in good faith, after consultation with GSM’s outside legal counsel and financial advisor, that the failure to make a GSM Adverse Recommendation Change would be inconsistent with its fiduciary duties under applicable Law.

(e) Nothing contained in this Agreement shall prohibit the GSM Board from (i) taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act, (ii) making any disclosure to its shareholders if the GSM Board determines in good faith, after consultation with its outside counsel, that the failure to make such disclosure would be inconsistent with its duties to its shareholders under, or would violate, applicable Law or (iii) making accurate disclosure to its shareholders of factual information regarding the business, financial condition or results of operations of GSM or FA or the fact that a Competing Proposal has been made, the identity of the party making such proposal or the material terms of such proposal (and such disclosure shall not be deemed to be a GSM Adverse Recommendation Change); provided, however, that any disclosure (A) of the type described in clause (i) above (other than any “stop, look and listen” communication to its shareholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act) which recommends acceptance of, or is neutral toward, any proposal or offer other than pursuant to the Merger or (B) of the type described in clause (ii) above that does not include a rejection of any previously announced Competing Proposal or a confirmation that the GSM Recommendation remains in effect shall be deemed a GSM Recommendation Change effected by the GSM Board.

(f) For purposes of this Agreement:

(i) “Competing Proposal” shall mean, other than the Transactions, any proposal from a third party relating to (A) a merger, reorganization, sale of all or substantially all of the assets, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation, joint venture or similar transaction involving GSM or any of its Subsidiaries; (B) the acquisition (whether by merger, consolidation, equity investment, joint venture or otherwise) by any Person of twenty percent (20%) or more of the consolidated assets of GSM and its Subsidiaries, as determined on a fair-market-value basis; (C) the purchase or acquisition, in any manner, directly or indirectly, by any Person of twenty percent (20%) or more of the issued and outstanding shares of the GSM Common Stock, or (D) any purchase, acquisition, tender offer or exchange offer that, if consummated, would result in any Person beneficially owning twenty percent (20%) or more of the shares of GSM Common Stock.

(ii) “Superior Proposal” means a bona fide written Competing Proposal (except the references therein to “20%” shall be replaced by “50%”) made by a third party which, in the good faith judgment of the GSM Board, and after consultation with its outside financial and legal advisors, taking into account the various legal, financial and regulatory aspects of the Competing Proposal, and the third party making such Competing Proposal (A) if accepted, is reasonably likely to be consummated, and (B) if consummated, would result in a transaction that is more favorable to GSM’s shareholders, from a financial point of view, than the Merger and the other Transactions contemplated hereby.

7.5 Access to Information; Confidentiality.

(a) Upon reasonable notice, each of FA and GSM shall (and shall cause their respective Subsidiaries and Representatives to) afford to the other party and its Representatives reasonable access during normal business hours, during the period prior to the Effective Time, to its properties, Contracts, books and records and its officers, employees and Representatives and, during such period, each of FA and GSM shall (and shall cause its Subsidiaries and Representatives to) furnish promptly to the other party (i) a copy of each report, schedule, registration statement and other document filed, published, announced or received by it during such period pursuant to the requirements of applicable securities Laws (other than reports or documents which such party is not permitted to disclose under applicable Law) and (ii) consistent with its obligations under applicable Law, all other information concerning its business, properties and personnel as the other party may reasonably request; provided, however, none of FA or GSM or any of their respective Subsidiaries or Representatives shall be required to provide access to or disclose information where such information or access would, in the reasonable judgment of such party, (x) breach any Contract with any third party, (y) constitute a waiver of the attorney-client or other privilege held by such party or (z) otherwise violate any applicable Law. In the event any of the restrictions in clauses (x) through (z) of the foregoing sentence shall apply, the parties shall advise the other party of the subject matter of any such information that cannot be disclosed and shall use their commercially reasonable efforts to make appropriate alternate disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with applicable Laws. Any such information provided pursuant to this Section 7.5 shall be held in confidence to the extent required by, and in accordance with, the provisions of that certain Mutual Non-Disclosure Agreement, dated November 20, 2014, as amended, modified or supplemented from time to time (the “Confidentiality Agreement”), between Grupo VM and GSM, which Confidentiality Agreement shall remain in full force and effect.

(b) No investigation by any of the parties or their respective Representatives shall affect the representations, warranties, covenants or agreements of any other party set forth herein.

7.6 Regulatory Approvals; Other Appropriate Action.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable under this Agreement and applicable Law to consummate and make effective the Stock Exchange, the Merger and the other Transactions contemplated by this Agreement as promptly as practicable, including using reasonable best efforts to accomplish the following: (i) obtain all necessary consents, approvals or waivers from third parties, including under any Contract or Permit to which FA or GSM or any of their respective Subsidiaries is party or by which such Person or any of their respective properties or assets may be bound, (ii) obtain all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities (including those in connection with the HSR Act and the other applicable Competition Laws), make all necessary registrations, declarations and filings with and take all steps as may be necessary to obtain an approval or waiver from, or to avoid any Proceeding by, any Governmental Entity (including in connection with the HSR Act and the other applicable Competition Laws), (iii) resist, contest or defend any Proceeding (including administrative or judicial Proceedings) challenging the Stock Exchange, the Merger or the completion of the Transactions, including seeking to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is in effect and that could restrict, prevent or prohibit consummation of the Transactions, and (iv) execute and deliver any additional instruments necessary to consummate the Transactions and fully to carry out the purposes of this Agreement. Each of the parties shall furnish to each other party such necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing. Subject to applicable Law relating to the exchange of information, FA and GSM shall have the right to review in advance, and to the extent practicable each party shall consult with the other party in connection with, all of the information relating to FA or GSM, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Stock Exchange, the Merger and the Transactions contemplated by this Agreement. In exercising the foregoing rights, each of FA and GSM shall act reasonably and as promptly as practicable. Subject to applicable Law and the instructions of any Governmental Entity, FA and GSM shall keep each other reasonably apprised of the status of matters relating to the completion of the Transactions, including promptly furnishing the other party with copies of notices or other written substantive communications received by FA or GSM, as the case may be, or any of their respective Subsidiaries, from any Governmental Entity and/or third party with respect to the Transactions, and, to the extent practicable under the circumstances, shall provide the other party and its counsel with the opportunity to participate in any meeting with any Governmental Entity in respect of any substantive filing, investigation or other inquiry in connection with the Transactions. In furtherance and not in limitation of the foregoing, each of FA and GSM shall, and shall cause their respective affiliates to, make or cause to be made all filings required under the HSR Act and the other Competition Laws set forth in Section 7.6(a) of the GSM Disclosure Schedule and the FA Disclosure Schedule (collectively, the “Required Competition Filings”) with respect to the Transactions as promptly as practicable and, in any event with respect to the filings required under the HSR Act, within ten (10) Business Days after the date of this Agreement.

(b) Notwithstanding anything to the contrary in this Agreement, in connection with the receipt of any necessary approvals or clearances of a Governmental Entity, neither FA or GSM (nor any of their respective Subsidiaries or affiliates) shall be required or permitted to sell, hold separate, alter an ownership interest in assets or otherwise dispose of or conduct their business in a specified manner, or agree to sell, hold separate, alter an ownership interest in assets or otherwise dispose of or conduct their businesses in a specified manner, or enter into or agree to enter into a voting trust arrangement, proxy arrangement, “hold separate” agreement or arrangement or similar agreement or arrangement with respect to the assets, operations or conduct of their business in a specified manner, or permit the sale, holding separate or other disposition of, any assets of, FA or GSM or their respective Subsidiaries (collectively, a “Regulatory Undertaking”), if such action would, individually or in the aggregate, reasonably be expected to result in a material and adverse effect on the business, results of operations, ability to operate in a manner consistent with past practice or financial condition (a “Party MAE”) of the party whose assets or business conduct would be subject to the Regulatory Undertaking. The parties have agreed that, without limitation of the meaning of Party MAE, a Party MAE shall be deemed to exist with respect to any Regulatory Undertaking concerning the divesture or other disposition of all or substantial part of any facility or its operations in North America or Western Europe or any other Regulatory Undertaking with the equivalent effects on such a facility or such operations.

(c) Notwithstanding anything to the contrary in this Agreement, in connection with the receipt of any necessary approvals or clearances of a Governmental Entity, neither Grupo VM nor any of its Subsidiaries (other than Holdco, FA and their respective Subsidiaries) shall be required to (i) sell or otherwise dispose of or conduct their business in a specified manner, (ii) agree to sell or otherwise dispose of or conduct their businesses in a specified manner, or (iii) enter into or agree to enter into any agreement or arrangement with respect to the assets, operations or conduct of their business in a specified manner, in the case of each of clauses (i), (ii) and (iii), other than with respect to Holdco, FA and their respective Subsidiaries.

7.7 Certain Notices. Each party shall give prompt notice to the other parties if any of the following occur after the date of this Agreement: (a) receipt of any notice or other communication in writing from any Person alleging that the consent or approval of such Person is required in connection with the Transactions; (b) receipt of any notice or other communication from any Governmental Entity or the NASDAQ (or any other securities market) in connection with the Transactions; or (c) such party becoming aware of the occurrence of an event that could prevent or delay beyond the Outside Date the consummation of the Transactions or that would reasonably be expected to result in any of the conditions to the Transactions set forth in Article 8 not being satisfied; provided, however, that the delivery of any notice pursuant to this Section 7.7 shall not cure any breach of any representation, warranty, covenant or agreement contained in this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

7.8 Public Announcements. Each party agrees that no public release or announcement concerning the Transactions shall be issued by any party without the prior written consent of FA and GSM (which consent shall not be unreasonably withheld or delayed), except (a) to the extent such release or announcement is required by applicable Law or the rules or regulations of any applicable United States or foreign securities exchange or Governmental Entity to which the relevant party is subject, in which case the party required to make the release or announcement shall use its commercially reasonable efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance, it being understood that the final form and content of any such release or announcement, to the extent so required, shall be at the final discretion of the disclosing party; or (b) with respect to any press release or other public statement by GSM expressly permitted by Section 7.4. Promptly following execution of this Agreement, FA and GSM agree that the press release announcing the execution and delivery of this Agreement shall be a joint release of, and shall not be issued prior to the approval of each of, FA and GSM.

7.9 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, Holdco shall (i) indemnify and hold harmless, and provide advancement of expenses to, all past and present directors, officers and employees of GSM and its Subsidiaries (in all of their capacities) (A) to the fullest extent permitted by Law, to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by GSM pursuant to the organizational documents of GSM or its Subsidiaries and indemnification agreements, if any, in existence on the date hereof with any directors, officers and employees of GSM and its Subsidiaries and (B) without limitation to clause (A), to the fullest extent permitted by Law, in each case for acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Transactions), (ii) include and cause to be maintained in effect in Holdco’s (or any successor’s) organizational documents after the Effective Time, provisions providing for the elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses to the fullest extent permitted by Law, (iii) cause to be maintained for a period of six years after the Effective Time the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by GSM (provided that Holdco (or any successor) may substitute therefor one or more policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured) with respect to claims arising from facts or events that occurred on or before the Effective Time; provided, however, that in no event shall Holdco be required to expend in any one year an amount in excess of 250% of the annual premiums currently paid by GSM for such insurance; and, provided, further, that if the annual premiums of such insurance coverage exceed such amount, Holdco shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount. Holdco may, in lieu of maintaining the insurance described in clause (iii) of this Section 7.9(a), purchase a six-year “tail” prepaid policy on terms and conditions no less advantageous to the insured than the current directors’ and officers’ liability insurance and fiduciary liability insurance maintained by GSM. The obligations of Holdco under this Section 7.9(a) shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 7.9(a) applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 7.9(a) applies shall be third-party beneficiaries of this Section 7.9(a)).

(b) From and after the Effective Time, Holdco shall (i) indemnify and hold harmless, and provide advancement of expenses to, all past and present directors, officers and employees of FA and its Subsidiaries (in all of their capacities) (A) to the fullest extent permitted by Law, to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by FA pursuant to the organizational documents of FA or its Subsidiaries and indemnification agreements, if any, in existence on the date hereof with any directors, officers and employees of FA and its Subsidiaries and (B) without limitation to clause (A), to the fullest extent permitted by Law, in each case for acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby), (ii) include and cause to be maintained in effect in Holdco’s (or any successor’s) organizational documents after the Effective Time, provisions providing for the elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses to the fullest extent permitted by Law and (iii) cause to be maintained for a period of six years after the Effective Time the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by FA (provided that Holdco (or any successor) may substitute therefor one or more policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured) with respect to claims arising from facts or events that occurred on or before the Effective Time; provided, however, that in no event shall Holdco be required to expend in any one year an amount in excess of 250% of the annual premiums currently paid by FA for such insurance; and, provided, further, that if the annual premiums of such insurance coverage exceed such amount, Holdco shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount. Holdco may, in lieu of maintaining the insurance described in clause (iii) of Section 7.9(b), purchase a six-year “tail” prepaid policy on terms and conditions no less advantageous to the insured than the current directors’ and officers’ liability insurance and fiduciary liability insurance maintained by FA. The obligations of Holdco under this Section 7.9(b) shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 7.9(b) applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 7.9(b) applies shall be third party beneficiaries of this Section 7.9(b)).

7.10 Financing Matters. Between the date hereof and the Closing Date, each of GSM and FA shall, and shall cause its Subsidiaries to, use commercially reasonable efforts (a) to obtain all necessary waivers or consents for the purpose of waiving any terms or provisions of the agreements listed under Section 3.17(a)(iv) of the GSM Disclosure Schedule, in the case of GSM, and listed under Section 4.17(a)(iv) of the FA Disclosure Schedule, in the case of FA, to the extent that the consummation of the transactions contemplated by this Agreement would result in a breach of or default (with or without notice or lapse of time, or both) under, or give rise to any notification or consent requirement or any right of termination, cancellation or acceleration of any obligation, or to loss of a material benefit under, such terms or provisions, (b) to refinance, renew or replace the indebtedness under such agreements on terms mutually agreeable to FA and GSM, provided that the transactions contemplated by this Agreement would not result in a breach of or default (with or without notice or lapse of time, or both) under, or give rise to any notification or consent requirement or any right of termination, cancellation or acceleration of any obligation, or to loss of a material benefit under, any agreement under which such indebtedness is refinanced, renewed or replaced or (c) to ensure that sufficient cash is available for the prompt payment of any indebtedness under any such agreement. In addition, between the date hereof and the Closing Date, each of GSM and FA shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to cooperate to develop an optimal global financing structure for Holdco and its Subsidiaries from and after the Closing, and to reasonably cooperate in connection with the arrangement of such financing.

7.11 Section 16 Matters. Prior to the Effective Time, GSM shall take all such steps as may be required to cause any dispositions of shares of GSM Common Stock (including GSM Restricted Shares, GSM Stock Options and GSM RSUs and any other derivative securities with respect to shares of GSM Common Stock) or acquisitions of Holdco Shares (including derivative securities with respect to Holdco Shares) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to GSM to be exempt under Rule 16b-3 promulgated under the Exchange Act.

7.12 Leakage. Prior to the Effective Time, Grupo VM shall cause FA and its Subsidiaries not to, and FA and its Subsidiaries shall not, except as disclosed in the FA Disclosure Schedule, authorize, enter into any Contract that constitutes or would result in, or otherwise permit, any Leakage, other than Permitted Leakage.

7.13 Conduct of Holdco and Merger Sub Business. From and after the date hereof, until the Effective Time neither Holdco nor Merger Sub shall conduct any business other than activities incidental to the consummation of the Transactions or otherwise permitted hereby.

7.14 Treatment of Related Party Transactions. Except as contemplated by this Agreement and as set forth in Section 7.14 of the FA Disclosure Schedule, Grupo VM and FA shall cause all Related Party Transactions and all rights and obligations of FA and its Subsidiaries under Contracts with respect thereto to be terminated at or prior to the Closing, with no further liability of Holdco and its Subsidiaries, on the one hand, and Grupo VM and its Affiliates, on the other hand, with respect thereto.

7.15 Tax Matters.

(a) Merger. Each of GSM, Grupo VM, FA, Holdco, and Merger Sub shall use its reasonable best efforts to cause the Merger to qualify for the Intended Tax Treatment and to obtain the Tax opinions described in Sections 8.2(h) and 8.3(d), including by (i) delivering to Tax counsel for GSM and FA certificates of officers of GSM (the “GSM Officer’s Certificate”), Holdco (the “Holdco Officer’s Certificate”), and FA (the “FA Officer’s Certificate”) dated and executed as of the dates of such Tax opinions in substantially the forms set forth in Exhibit H, (ii) making additional representations and covenants requested by Tax counsel in order to render such Tax opinions, (iii) not taking any action that such party knows is reasonably likely to prevent such qualification or to prevent the obtaining of such Tax opinions, (iv) considering in good faith such amendments to this Agreement as may be reasonably required in order to obtain such qualification (it being understood that no party will be required to agree to any such amendment), and (v) filing the corresponding Tax forms, Tax Returns and Tax communications with the relevant Tax authorities.

(b) Stock Exchange. Each of GSM, Grupo VM, FA, Holdco, and Merger Sub shall use its reasonable best efforts to cause the Stock Exchange to qualify for the Intended Tax Treatment and to obtain the Tax opinions with respect thereto described in Sections 8.2(h) and 8.3(d), including by (i) delivering to Tax counsel for GSM and FA the GSM Officer’s Certificate, the Holdco Officer’s Certificate, and the FA Officer’s Certificate, (ii) making additional representations and covenants requested by Tax counsel in order to render such Tax opinions, (iii) not taking any action that such party knows is reasonably likely to prevent such qualification or prevent the obtaining of such Tax opinions, (iv) considering in good faith such amendments to this Agreement as may be reasonably required in order to obtain such qualification (it being understood that no party will be required to agree to any such amendment), and (v) filing the corresponding Tax forms, Tax Returns and Tax communications with the relevant Tax authorities. In the event that FA or Grupo VM would like to request a binding Tax ruling from the Spanish Tax authorities in respect of the Spanish Tax treatment of the Stock Exchange, the request and obtaining of such a Tax ruling would be for the benefit of FA or Grupo VM and shall neither (i) interfere with the Intended Spanish Tax Treatment, nor (ii) be deemed as a condition to the consummation of the Transactions pursuant to ARTICLE 8.

(c) Notwithstanding Section 7.15(a) and Section 7.15(b), (i) each of GSM, Grupo VM, FA, Holdco, and Merger Sub shall use its reasonable best efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which inaction would cause to be untrue) any of the representations and covenants to be made to Tax counsel in furtherance of such Tax opinions, (ii) none of GSM, Grupo VM, FA, Holdco and Merger Sub shall take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which inaction would cause to be untrue) any of the representations made in Sections 3.16(g), 3.16(q), 4.16(g), and 4.16(q), and (iii) each of GSM, Grupo VM, FA, Holdco, and Merger Sub shall promptly notify the other parties upon becoming aware of any fact or circumstance that (A) may reasonably be expected to cause the Transactions to fail to qualify for the Intended Tax Treatment, or (B) may reasonably be expected to cause to be untrue as of the Closing Date any of the representations made in Sections 3.16(g), 3.16(q), 4.16(g), and 4.16(q), and in each case shall promptly provide the other parties with an explanation and description in reasonably sufficient detail of any position or action intended to be taken in good faith to ensure that such fact or circumstance does not either cause the Transactions to fail to qualify for the Intended Tax Treatment or result in any of the representations made in Sections 3.16(g), 3.16(q), 4.16(g), and 4.16(q) to be untrue as of the Closing Date. Each of GSM, Grupo VM, FA, Holdco, and Merger Sub will report the Transactions in a manner consistent with the Intended Tax Treatment.

(d) Certification. At least five Business Days prior to the expected Closing Date (and in any event not less than two Business Days prior to the actual Closing Date), (i) GSM shall deliver to Holdco a written statement in a form reasonably satisfactory to the parties that sets forth the fair market value of all distributions (as defined in IRS Notice 2014-52 or any successor proposed, temporary or final U.S. Treasury Regulations) made, or to be made by GSM with respect to any of its outstanding stock in the eighty-four (84) month period ending on the Closing Date, and the extent to which such distributions represent Excess Distributions, (ii) FA shall deliver to GSM a written statement in a form reasonably satisfactory to the parties that sets forth the fair market value of any Specified Passive Assets of FA (or of any “qualified subsidiary” or “qualified partnership” of FA (in each case, as defined in U.S. Treasury Regulations Section 1.367(a)-3(c)(5)) or of Holdco, and (iii) FA and GSM shall mutually agree in writing to a good faith estimate in a form reasonably satisfactory to the parties of the fair market value of the expected proceeds from the R&W Insurance Policy.

7.16 R&W Insurance Policy. Each of the parties agrees to cooperate and use its commercially reasonable efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to cause the R&W Insurance Policy to be issued, prior to the Closing. The R&W Insurance Policy shall (a) name Holdco as the insured party, (b) insure against Loss resulting from any breach, or any failure to be true, of certain representations and warranties of FA and Grupo VM under this Agreement, (c) contain a waiver of all applicable subrogation rights, (d) fully cover all of Grupo VM’s and FA’s representations and warranties except as conditioned, limited or excluded in such policy and (e) otherwise be in customary form for transaction representation and warranties insurance policies issued to a buyer in an acquisition transaction. FA shall be responsible for, and shall promptly pay, the premium and all other costs of procuring the R&W Insurance Policy in an amount not to exceed $2,500,000 in the aggregate.

7.17 Transition Services. From and after the date hereof, each of GSM, Grupo VM and FA shall, and shall cause its Subsidiaries to, cooperate to determine whether any transition or similar services (including maintaining information technology services and support) may be required to ensure an efficient and effective transition of the business and operations of FA and its Subsidiaries to Holdco at and in connection with the consummation of the transactions contemplated by this Agreement. To the extent the parties mutually determine that such transition or similar services are required to ensure an efficient and effective transition of the business and operations of FA and its Subsidiaries to Holdco, Grupo VM shall use commercially reasonable efforts to provide such transition or similar services on customary terms to be mutually agreed by Grupo VM and GSM.

7.18 Insurance Matters. FA shall, and shall cause its Subsidiaries to, continue to carry their existing insurance policies prior to the Closing, and shall not allow any breach, default or cancellation (other than expiration of policies in the ordinary course of business, which are subsequently replaced within a reasonable time period of such expiration) of such insurance policies to occur or exist. From and after the Closing, in the event FA or any of its Subsidiaries incurs any liability based upon, relating to or arising from acts, omissions, events or circumstances that occurred or existed prior to the Closing that are covered by occurrence-based insurance policies (“GVM Policies”) contracted by Grupo VM or any of its Affiliates and under which FA or its Subsidiaries are insured on or prior to Closing (“Covered Claims”) and FA provides prompt notice to Grupo VM of such Covered Claims, Grupo VM shall (i) use its commercially reasonable efforts to make and pursue the Covered Claims under such occurrence-based policies subject to the terms and conditions of such occurrence-based policies, including deductibles, and (ii) pay, or cause to be paid, the proceeds of such Covered Claims to FA after deducting therefrom the amounts of any of Grupo VM’s deductibles, self-insured retentions and out-of-pocket fees and expenses incurred by Grupo VM in connection with making and pursuing the Covered Claims. FA agrees that it shall (A) exclusively bear, and Grupo VM shall not have any obligation to repay or reimburse FA or any of its Subsidiaries for, the amount of any deductibles, self-insured retentions or other out-of-pocket fees and expenses incurred by Grupo VM or its Affiliates based upon, relating to or arising from Covered Claims and (B) shall be liable for all uninsured or uncollectible amounts of Covered Claims. Grupo VM shall diligently pursue any Covered Claim under this Section 7.18, consult with FA prior to making any material decision or taking any material action relating to such Covered Claim and take such other actions as may be reasonably requested by FA in connection with the tendering of such Covered Claims to the applicable insurers under such policies. Grupo VM or any of its Affiliates may, in its reasonable discretion amend any insurance policies in the manner it deems appropriate to give effect to this Section 7.18; provided that neither Grupo VM nor its Affiliates may take any action that would reduce, modify or eliminate any coverage, terms and conditions or policy limits to the detriment of FA or any of its Subsidiaries under any GVM Policy presently available to FA or any of its Subsidiaries for any claims related to pre-Closing occurrences, other than any such action that applies generally to all insureds under such GVM Policy.

ARTICLE 8

CONDITIONS TO CONSUMMATION OF THE TRANSACTIONS

8.1 Conditions to Obligations of Each Party Under This Agreement. The obligations of the parties to consummate the Transactions are subject to the satisfaction or waiver (to the extent permitted by applicable Law), at or prior to the Closing, of the following conditions:

(a) Shareholder Approval. GSM shall have obtained the GSM Shareholder Approval.

(b) NASDAQ Listing. The Holdco Shares issuable pursuant to this Agreement shall have been approved for listing on the NASDAQ, subject to official notice of issuance.

(c) Statutes and Injunctions. No Law or Order shall have been promulgated, entered, enforced, enacted or issued or shall be deemed to be applicable to the Transactions by any Governmental Entity which prohibits, restrains or makes illegal the consummation of the Transactions and which continues in effect.

(d) Form F-4. The Form F-4 shall have become effective under the Securities Act and shall not be the subject of any stop order.

(e) Competition Approvals. (i) Any applicable waiting period, together with any extensions thereof, under the HSR Act shall have expired or been terminated; and (ii) the other antitrust, competition, investment, trade regulation or similar approvals set forth in Section 8.1(e) of the GSM Disclosure Schedule and the FA Disclosure Schedule shall have been obtained and shall be in effect and, if applicable, the waiting period, together with any extensions thereof, or mandated filings thereunder shall have expired, been terminated or been made, as applicable.

8.2 Conditions to Obligations of GSM Under This Agreement. The obligations of GSM to consummate the Transactions, including the Merger, are subject to the satisfaction or waiver (to the extent permitted by applicable Law), at or prior to the Closing, of the following conditions:

(a) The representations and warranties of FA set forth in this Agreement (except those representations and warranties set forth in the proviso below) shall be true and correct in all respects (without giving effect to any materiality or FA Material Adverse Effect qualifiers therein), as of the date of this Agreement and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except to the extent that any failures of such representations and warranties to be so true and correct, individually or in the aggregate, have not had and would not reasonably be expected to have a FA Material Adverse Effect; provided, that (i) the representations and warranties set forth in Section 4.1 (Corporation Organization), Section 4.2 (FA Capitalization), Section 4.3 (Authority; Execution and Delivery; Enforceability), Section 4.16(g)(i)(A), Section 4.16(q), and Section 4.16(r) (Tax Matters) and Section 4.23 (Broker’s Fees) shall be true and correct in all material respects as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date) and (ii) the representations and warranties set forth in Section 4.16(g)(ii) and (iii) (only with respect to FA), Section 4.16(s) (Tax Matters) and Section 4.19 (No Leakage) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date). GSM shall have received a certificate validly executed and signed on behalf of FA by an executive officer of FA certifying that this condition has been satisfied.

(b) The representations and warranties of Grupo VM set forth in this Agreement shall be true and correct in all material respects as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date); provided, that the representation and warranty set forth in Section 5.8 (Holdco Tax Residence and Status) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date. GSM shall have received a certificate validly executed and signed on behalf of Grupo VM by an executive officer of Grupo VM certifying that this condition has been satisfied.

(c) The representations and warranties of Holdco and Merger Sub set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date). GSM shall have received a certificate validly executed and signed on behalf of each of Holdco and Merger Sub by an executive officer of each of Holdco and Merger Sub certifying that this condition has been satisfied.

(d) FA shall have performed or complied with all of the material covenants and agreements required by this Agreement to be performed or complied with by it in all material respects and GSM shall have received a certificate validly executed and signed on behalf of FA by an executive officer of FA certifying that this condition has been satisfied.

(e) Grupo VM shall have performed or complied with all of the material covenants and agreements required by this Agreement to be performed or complied with by it in all material respects and GSM shall have received a certificate validly executed and signed on behalf of Grupo VM by an executive officer of Grupo VM certifying that this condition has been satisfied.

(f) Each of Holdco and Merger Sub shall have performed or complied with all of the material covenants and agreements required by this Agreement to be performed or complied with by it in all material respects and GSM shall have received a certificate validly executed and signed on behalf of each of Holdco and Merger Sub by an executive officer of each of Holdco and Merger Sub certifying that this condition has been satisfied.

(g) No change, event, development, condition, occurrence or effect shall have occurred, arisen or become known since the date of this Agreement that has had, or would reasonably be expected to have, individually or in the aggregate, a FA Material Adverse Effect.

(h) GSM shall have received a written opinion from Latham & Watkins LLP substantially in the form of Exhibit G, dated as of the Closing Date to the effect that the Merger should qualify for the Intended U.S. Tax Treatment. In rendering the opinion described in this Section 8.2(h), the counsel rendering such opinion shall be entitled to rely upon (and may incorporate by reference) reasonable and customary representations and covenants including the GSM Officer’s Certificate, the Holdco Officer’s Certificate, and the FA Officer’s Certificate.

(i) Holdco and Merger Sub shall have delivered to GSM all of the documents set forth in Section 1.5 hereof.

(j) FA and Grupo VM shall have delivered to GSM all of the documents set forth in Section 1.6 hereof.

(k) Grupo VM shall not have made the Adjustment Threshold Election.

8.3 Conditions to Obligations of FA and Grupo VM Under This Agreement. The obligations of FA and Grupo VM to consummate the Transactions, including the Stock Exchange, is subject to the satisfaction or waiver (to the extent permitted by applicable Law), at or prior to the Closing, of the following conditions:

(a) The representations and warranties of GSM set forth in this Agreement (except those representations and warranties set forth in the proviso below) shall be true and correct in all respects (without giving effect to any materiality or GSM Material Adverse Effect qualifiers therein), as of the date hereof and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except to the extent that any failures of such representations and warranties to be so true and correct, individually or in the aggregate, have not had, and would not reasonably be expected to have, a GSM Material Adverse Effect; provided, that (i) the representations and warranties set forth in Section 3.1 (Corporate Organization), Section 3.2 (GSM Capitalization), Section 3.3 (Authority; Execution and Delivery; Enforceability), Section 3.16(q) and Section 3.16(r) (Tax Matters), and Section 3.23 (Broker’s Fees) shall be true and correct in all material respects as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date) and (ii) the representations and warranties set forth in Section 3.16(s) (Tax Matters) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date). FA and Grupo VM shall have received a certificate validly executed and signed on behalf of GSM by an executive officer of GSM certifying that this condition has been satisfied.

(b) GSM shall have performed or complied with, as applicable, all of the material covenants and agreements required by this Agreement to be performed or complied with by it in all material respects and FA and Grupo VM shall have received a certificate validly executed and signed on behalf of GSM by an executive officer of GSM certifying that this condition has been satisfied.

(c) No change, event, development, condition, occurrence or effect shall have occurred, arisen or become known since the date of this Agreement that has had, or would reasonably be expected to have, individually or in the aggregate, a GSM Material Adverse Effect.

(d) Grupo VM shall have received a written opinion (i) from Uría Menéndez Abogados, S.L.P., dated as of the Closing Date to the effect that the Stock Exchange should qualify for the Intended Spanish Tax Treatment, and (ii) from Cravath, Swaine & Moore LLP, dated as of the Closing Date to the effect that the Merger should qualify for the Intended U.S. Tax Treatment. In rendering the opinions described in this Section 8.3(d), Uría Menéndez Abogados, S.L.P. and Cravath, Swaine & Moore LLP shall each be entitled to rely upon (and may incorporate by reference) reasonable and customary representations and covenants, including the GSM Officer’s Certificate, the Holdco Officer’s Certificate, and the FA Officer’s Certificate.

(e) GSM shall have delivered to Holdco, Grupo VM and FA all of the documents set forth in Section 1.6 hereof.

ARTICLE 9

TERMINATION, AMENDMENT AND WAIVER

9.1 Termination. This Agreement may be terminated, and the Transactions may be abandoned by action taken or authorized by the Board of Directors of the terminating party or parties, whether before or after the GSM Shareholder Approval:

(a) By mutual written consent of GSM and FA;

(b) By either GSM or FA:

(i) if any Law or final and non-appealable Order shall have been promulgated, entered, enforced, enacted or issued or shall be deemed to be applicable to the Transactions by any Governmental Entity of competent jurisdiction which permanently prohibits, restrains or makes illegal the consummation of the Transactions; provided, that the right to terminate the Agreement pursuant to this Section 9.1(b)(i) shall not be available to any party whose failure to perform any of its obligations under this Agreement is the primary cause of, or resulted in, the enactment or issuance of any such Law or Order;

(ii) if the transactions shall not have been consummated by November 23, 2015 whether such date is before or after the date of the GSM Shareholder Approval; provided, that in the event that, as of November 23, 2015, all conditions to the Closing set forth in Article 8 have been satisfied or waived (other than such conditions that by their terms are satisfied at the Closing) other than the conditions set forth in Section 8.1(c) or Section 8.1(e), the termination date may be extended from time to time by either GSM or FA for up to an aggregate of 180 days (such date, including any such permitted extensions thereof, the “Outside Date”), and provided, further, that the right to terminate the Agreement pursuant to this Section 9.1(b)(ii) shall not be available to any party whose failure to perform any of its obligations under this Agreement is the primary cause of, or resulted in, the failure of the Transactions to be consummated by such time; or

(iii) if the GSM Shareholder Approval shall not have been obtained upon a vote taken thereon at the GSM Shareholders Meeting duly convened therefor or at any adjournment or postponement thereof.

(c) By FA:

(i) if GSM shall have breached or failed to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (A) is incapable of being cured by GSM prior to the Outside Date or otherwise is not cured by the earlier of (x) 20 Business Days following written notice to GSM by FA of such breach or (y) the Outside Date and (B) would result in a failure of any condition set forth in Section 8.3(a) or Section 8.3(b); or

(ii) if the GSM Board has effected a GSM Adverse Recommendation Change.

(d) By GSM:

(i) if Holdco, Grupo VM or FA shall have breached or failed to perform any of their respective representations, warranties or covenants contained in this Agreement, which breach or failure to perform (A) is incapable of being cured by Holdco, Grupo VM or FA, as applicable, prior to the Outside Date or otherwise is not cured by the earlier of (x) 20 Business Days following written notice to the breaching party by GSM of such breach or (y) the Outside Date and (B) would result in a failure of any condition set forth in Section 8.2(a), Section 8.2(b), Section 8.2(c), Section 8.2(d), Section 8.2(e) or Section 8.2(f); or

(ii) if, prior to the GSM Shareholder Approval, the GSM Board determines to enter into a definitive written Alternative Acquisition Agreement with respect to a Superior Proposal, but only if (x) GSM is permitted to terminate this Agreement and accept such Superior Proposal pursuant to Section 7.4(b), and (y) immediately prior to or substantially concurrently with such termination, GSM shall pay the Termination Fee to FA pursuant to Section 9.3(b).

9.2 Effect of Termination. In the event of the valid termination of this Agreement by either GSM or FA as provided in Section 9.1, written notice thereof shall forthwith be given by the terminating party to the other party specifying the provision hereof pursuant to which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 9.1, this Agreement shall be terminated and this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of GSM, FA, Grupo VM or the other parties hereto, except that (a) this Section 9.2, Section 9.3 and Article 11 shall survive such termination and (b) nothing herein shall relieve any party from liabilities or damages incurred or suffered as a result of a Willful and Material Breach by such party of any of its respective representations, warranties, covenants or other agreements set forth in this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive the termination of this Agreement in accordance with their terms.

9.3 Termination Fee; Expenses.

(a) Except as otherwise provided in this Section 9.3 and except for (i) the expenses in connection with preparation, filing, printing and mailing the Form F-4 and the Proxy Statement / Prospectus required in connection with the actions specified in Section 7.3, (ii) all SEC filing fees relating to the Transactions and (iii) the fees in connection with the approvals required under Section 8.1(e) related to the Transactions (each of which fees and expenses shall be borne 43% by GSM and 57% by FA), all fees and expenses incurred by the parties in connection with this Agreement shall be borne solely by the party that has incurred such fees and expenses, provided that all fees and expenses incurred by Grupo VM in connection with the Agreement shall be reimbursed by FA prior to the Closing.

(b) GSM shall pay to FA an amount equal to $25 million (the “Termination Fee”), if this Agreement is terminated as follows:

(i) if this Agreement is terminated pursuant to Section 9.1(c)(ii), then GSM shall pay the entire Termination Fee (to the extent not previously paid) no later than 72 hours following such termination;

(ii) if this Agreement is terminated pursuant to Section 9.1(d)(ii), then GSM shall pay to FA the entire Termination Fee (to the extent not previously paid) immediately prior to or substantially concurrently with such termination; and

(iii) (x) if this Agreement is terminated pursuant to Section 9.1(b)(iii), and a Competing Proposal shall have been publicly announced or otherwise communicated to the GSM Board at any time after the date of this Agreement and prior to the date of the taking of the vote of the shareholders of GSM contemplated by this Agreement at the GSM Shareholders Meeting, and (y) if within six (6) months after the date of such termination, a transaction in respect of such Competing Proposal is consummated or GSM enters into a definitive agreement in respect of such Competing Proposal that is later consummated, then GSM shall pay the Termination Fee no later than 72 hours following the date GSM consummates such Competing Proposal; provided, that, solely for purposes of this Section 9.3(b)(iii), the term “Competing Proposal” shall have the meaning ascribed thereto in Section 7.4(f)(i), except that all references to 20% shall be changed to 50%.

Any Termination Fee due under this Section 9.3(b) shall be paid by wire transfer of immediately available funds. Any Termination Fee due under this Section 9.3(b) shall be reduced by the amount of Expenses, if any, paid pursuant to Section 9.3(c).

(c) GSM shall pay to Grupo VM and FA their Expenses in an amount not to exceed $10 million in the aggregate, if this Agreement is terminated pursuant to Section 9.1(c)(i). Any Expenses of Grupo VM and FA due under this Section 9.3(c) shall be paid by wire transfer of immediately available funds no later than 72 hours after GSM’s receipt from Grupo VM and FA of an itemized statement identifying such Expenses.

(d) FA shall pay to GSM its Expenses in an amount not to exceed $10 million in the aggregate if this Agreement is terminated pursuant to Section 9.1(d)(i). Any Expenses of GSM due under this Section 9.3(d) shall be paid by wire transfer of immediately available funds no later than 72 hours after FA’s receipt from GSM of an itemized statement identifying such Expenses.

(e) The parties each agree that the agreements contained in this Section 9.3 are an integral part of the Transactions, and that, without these agreements, the parties would not enter into this Agreement. Accordingly, if a party fails to pay any amounts due under this Section 9.3 and, in order to obtain such payment, FA or GSM, as the case may be, commences a suit that results in a judgment against such party for such amounts, such party shall pay interest on such amounts from the date payment of such amounts were due to the date of actual payment at the rate equal to the prime rate published in the Wall Street Journal for the relevant period, together with the costs and expenses of the other party (including reasonable legal fees and expenses) in connection with such suit. Notwithstanding anything to the contrary in this Agreement, in the event that the Termination Fee is payable and actually paid to FA in accordance with this Section 9.3, payment of the Termination Fee shall be the sole and exclusive remedy of Grupo VM, FA and their respective affiliates against any other party or such other party’s shareholders, directors, officers, affiliates and other Representatives, for any loss or damage based upon, arising out of or relating to this Agreement or the negotiation, execution or performance hereof or the Transactions contemplated hereby. Solely for purposes of establishing the basis for the amount thereof, and without in any way increasing the amount of the Termination Fee, expanding the circumstances in which the Termination Fee is to be paid or restricting or modifying the other rights of any party hereunder, in the event of the valid termination of this Agreement under circumstances in which the Termination Fee is payable pursuant to this Section 9.3, it is agreed that the Termination Fee is liquidated damages, and not a penalty, and the payment thereof in such circumstances is supported by due and sufficient consideration.

9.4 Amendmen t or Supplement. This Agreement may be amended, modified or supplemented by the parties by action taken or authorized by their respective Boards of Directors at any time prior to the Effective Time, whether before or after the GSM Shareholder Approval has been obtained; provided, however, that after the GSM Shareholder Approval has been obtained, no amendment shall be made that pursuant to applicable Law requires further approval by the shareholders of GSM without such further approval. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

9.5 Extension of Time; Waiver. At any time prior to the Effective Time, the parties may, by action taken or authorized by their respective Boards of Directors, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto, or (c) waive compliance with any of the agreements or conditions of the other parties contained herein. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any waiver or consent granted by any party in accordance with the terms of the Original BCA prior to the date of this Agreement shall be deemed to have full force and effect under this Agreement and any references in any such waiver or consent to the Original BCA shall be deemed references to this Agreement.

ARTICLE 10

INDEMNIFICATION BY GRUPO VM

10.1 Indemnification. From and after the Closing, subject to the limitations set forth in this Agreement, Grupo VM shall, to the fullest extent permitted by Law, indemnify, defend and hold harmless Holdco and its affiliates, the past, present and future directors, officers, employees and agents of Holdco and its affiliates, in their respective capacities as such, and the heirs, executors, administrators, successors and permitted assigns of the foregoing Persons (collectively, the “Indemnitees”) from and against any and all Losses which any Indemnitee may incur or suffer to the extent such Losses arise out of or result from:

(a) any breach of any representation or warranty of FA contained in Section 4.1 (Corporate Organization), Section 4.2(a) (FA Capitalization), Section 4.3 (Authority; Execution and Delivery; Enforceability), and Section 4.23 (Broker’s Fees) as of the date hereof or as of the Closing (or, in the case of any such representation or warranty specifically made as of another date, as of such other date);

(b) any breach of any representation or warranty of FA contained in Section 4.19 (No Leakage) as of the date hereof or as of the Closing;

(c) any breach of any representation or warranty of Grupo VM contained Section 5.1 (Corporate Organization), Section 5.2 (Authority; Execution and Delivery; Enforceability), Section 5.4 (Title to Shares) and Section 5.6 (Broker’s Fees) as of the date hereof or as of the Closing (or, in the case of any such representation or warranty specifically made as of another date, as of such other date);

(d) any Willful and Material Breach of any covenant or agreement contained in Section 7.2 (other than Section 7.2(w)) to be complied with by FA;

(e) any breach of any covenant or agreement contained in Section 7.12 to be complied with by FA or Grupo VM; or

(f) any Willful Breach of Section 7.2(w);

Notwithstanding anything in this Agreement to the contrary, for purposes of clause (a), (b) and clause (c) of the immediately preceding sentence, the determination of the amount of Losses arising out of or resulting from any breach of any representation or warranty shall be made without regard to any qualification or exception contained in such representation or warranty relating to materiality.

10.2 Third Party Claim Procedures.

(a) Any Indemnitee seeking indemnification under this Agreement with respect to any claim asserted against the Indemnitee by a third party (a “Third Party Claim”) in respect of any matter that is subject to indemnification under Section 10.1 shall promptly deliver to Grupo VM a written notice (a “Third Party Claim Notice”) setting forth a description in reasonable detail of the nature of the Third Party Claim, a copy of all papers served with respect to such Third Party Claim (if any), the basis for the Indemnitee’s request for indemnification under this Agreement and a reasonable estimate (if calculable) of any Losses suffered with respect to such Third Party Claim; provided, however, that, subject to Section 10.5, the failure to so transmit a Third Party Claim Notice shall not affect Grupo VM’s obligations under this Article 10, except to the extent that Grupo VM is materially prejudiced as a result of such failure.

(b) If a Third Party Claim is asserted against an Indemnitee, Grupo VM shall be entitled to participate in the defense thereof and, if it elects within 15 Business Days, to assume and control the defense thereof with counsel selected by it and reasonably satisfactory to the Indemnitee and to settle such Third Party Claim at the discretion of Grupo VM; provided, however, that Grupo VM shall not, except with the written consent of the Indemnitee (such consent not to be unreasonably withheld or delayed), enter into any settlement or consent to entry of any judgment that (i) does not include the provision by the Person(s) asserting such claim to all Indemnitees of a full, unconditional and irrevocable release from all liability with respect to such Third Party Claim, (ii) includes an admission of fault, culpability or failure to act by or on behalf of any Indemnitee or (iii) includes injunctive or other nonmonetary relief affecting any Indemnitee. If Grupo VM elects to assume the defense of a Third Party Claim, it shall not be liable to the Indemnitee for legal fees or expenses subsequently incurred by the Indemnitee in connection with the defense thereof; provided, however, that the Indemnitee shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by Grupo VM (it being understood that Grupo VM shall control such defense), provided, further, that Grupo VM will pay the costs and expenses of such separate counsel if, based on the reasonable opinion of legal counsel to the Indemnitee reasonably acceptable to Grupo VM, a conflict or potential conflict of interest exists between Grupo VM and the Indemnitee which makes representation of both parties inappropriate under applicable standards of professional conduct; provided, further, that Grupo VM shall not be required to pay for more than one such counsel (plus any appropriate local counsel) for all Indemnitees in connection with any Third Party Claim. The Indemnitee may retain or take over the control of the defense or settlement of any Third Party Claim, the defense of which Grupo VM has elected to control, if the Indemnitee irrevocably waives its right to indemnity under this Article 10 and fully releases Grupo VM with respect to such Third Party Claim.

(c) All of the parties shall cooperate in the defense or prosecution of any Third Party Claim in respect of which indemnification may be sought hereunder and each party (or a duly authorized representative of such party) shall (and shall cause its affiliates to) furnish such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals, as may be reasonably requested in connection therewith.

10.3 Direct Claim Proc edures. If any Indemnitee has a claim against Grupo VM under this Article 10 that does not involve a Third Party Claim being asserted against such Indemnitee (a “Direct Claim”), such Indemnitee shall promptly deliver to Grupo VM a written notice (a “Direct Claim Notice”) setting forth a description in reasonable detail of the nature of the Direct Claim, the basis for the Indemnitee’s request for indemnification under this Agreement and a reasonable estimate (if calculable) of any Losses suffered with respect to such Direct Claim; provided, however, that subject to Section 10.5, the failure to so transmit a Direct Claim Notice shall not affect the Indemnitee’s obligations under this Article 10, except to the extent that Grupo VM is materially prejudiced as a result of such failure. If Grupo VM disputes a Direct Claim, the Indemnitee and Grupo VM shall attempt to resolve in good faith such dispute within forty-five (45) days of Grupo VM delivering written notice to the Indemnitee of such dispute. If such dispute is not so resolved within such forty-five (45) day period, then either party may initiate a Proceeding with respect to the subject matter of such dispute.

10.4 Exclusive Remedy; Other Limitations.

(a) Except in the case of fraud, from and after the Closing, recovery pursuant to this Article 10 shall constitute the sole and exclusive remedy for any and all Losses relating to or arising from this Agreement and the Transactions, and each party hereby waives and releases, to the fullest extent permitted by Law, any and all other rights, remedies, claims and causes of action (including rights of contribution, if any), whether in contract, tort or otherwise, known or unknown, foreseen or unforeseen, which exist or may arise in the future, arising under or based upon any Law, that any party may have against any other party in respect of any breach of this Agreement; provided, however, that the foregoing shall not be deemed to deny (i) any party equitable remedies (including injunctive relief or specific performance) when any such remedy is otherwise available under this Agreement or applicable Law or (ii) any party or its affiliates any remedies under any Ancillary Agreement.

(b) The Losses otherwise recoverable by the Indemnitees under Section 10.1(b) and Section 10.1(e) with respect to any Leakage actually paid prior to the close of business on the Business Day immediately preceding the Closing Date in cash shall be reduced by the amount, if any, of the Final Grupo VM Adjustment.

(c) The Losses otherwise recoverable by the Indemnitees under Section 10.1(f) shall be reduced by the amount, if any, by which the FA Closing Net Debt is less than €351,000,000.

10.5 Survival. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except that (a) the representations and warranties that are the subject of the indemnities provided in Section 10.1(a) and Section 10.1(c) shall survive the Closing indefinitely; (b) the representations and warranties that are the subject of the indemnities provided in Section 10.1(b) shall survive the Closing for two years; (c) the covenants and agreements that are the subject of the indemnities provided in Section 10.1(d), Section 10.1(e) and Section 10.1(f) shall survive the Closing for two years; and (c) those covenants or agreements of the parties which by their terms apply, or are to be performed in whole or in part, after the Effective Time shall survive until such covenants or agreements have been satisfied and performed in full. Notwithstanding the foregoing, each representation, warranty, covenant and agreement that is the subject of the indemnities set forth in this Article shall survive the time at which it would otherwise expire pursuant to this Section 10.5 if, prior to such time, notice of a breach or potential breach thereof giving rise to a right or potential right of indemnification under this Article 10 shall have been given to Grupo VM in accordance with Sections 10.2 or 10.3.

10.6 Independent Board Committee. At the Effective Time, the Holdco Board shall form a three-member standing committee composed of (a) two independent GSM Designees and (b) one independent Grupo VM Designee (the “BCA Special Committee”). The BCA Special Committee shall take action by majority vote (whether by meeting or in writing). The functions of the BCA Special Committee shall include responsibility for: (i) the administration of the post-Closing adjustment process and procedures, for and on behalf of Holdco pursuant to Section 1.3, (ii) the evaluation of potential claims for Losses and enforcement of the indemnification rights under this Article 10, and (iii) the exercise or waiver of any of Holdco’s rights, benefits or remedies under this Agreement. The BCA Committee shall perform all such functions on behalf of and in the best interests of Holdco and its shareholders (but excluding Grupo VM). After the Effective Time, Grupo VM shall deal exclusively with the BCA Special Committee on all post-Closing adjustment matters pursuant to Section 1.3 and indemnification matters under this Article 10. Grupo VM acknowledges and agrees that the BCA Special Committee will be established for the purpose of administering the terms and conditions of this Agreement on behalf of Holdco after the Closing and that, in performing such functions, the BCA Special Committee shall solely represent Holdco and shall act on behalf of and in the best interests of Holdco and its shareholders (but excluding Grupo VM). Accordingly, Grupo VM acknowledges and agrees that the members of the BCA Special Committee, in their capacities as such, will owe no fiduciary duties to Grupo VM (in its capacity as a shareholder of Holdco) in connection with performing such functions. Without limiting the generality of the foregoing, Grupo VM (in its capacity as a shareholder of Holdco) hereby waives any claim against the BCA Special Committee or any of its members, in their capacities as such, for a breach of any such duties to Grupo VM.

A RTICLE 11

GENERAL PROVISIONS

11.1 Notices. Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be given as follows:

If to GSM, addressed to it at:

Globe Specialty Metals, Inc.

600 Brickell Ave, Suite 1500

Miami, FL 33131

Tel: (786) 509-6900

Fax: (305) 704-8700

Attention: Stephen Lebowitz

with a copy to (for information purposes only):

Latham & Watkins LLP

330 North Wabash Avenue, Suite 2800

Chicago, Illinois 60611

Tel: (312) 876-7700

Fax: (312) 993-9767

Attention: Mark D. Gerstein

                  Bradley C. Faris

Email: mark.gerstein@lw.com

            bradley.faris @lw.com

If to FA, addressed to it at:

Grupo FerroAtlántica S.A.U.

Torre Espacio

Paseo de la Castellana, 259 D Pita. 49

28046 Madrid, Spain

Tel: +34 91 590 32 29

Fax: +34 91 561 72 97

Attention: Pedro Larrea Paguaga

Email: pedro.larrea@ferroatlantica.es

with a copy to (for information purposes only):

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

Tel: (212) 474-1000

Fax: (212) 474-3700

Attention: Richard Hall

Email: rhall@cravath.com

11.2 Certain Definitions. For purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality provisions that are no less favorable in the aggregate to GSM or FA, as applicable, than those contained in the Confidentiality Agreement; provided that such confidentiality agreement may not include any provision calling for an exclusive right to negotiate with any party to this Agreement or otherwise conflicting with the obligations of any party under this Agreement.

“Accounting Principles” means the accounting principles, practices and methodologies used in the FA Financial Statements, applied on a consistent basis, except as otherwise set forth in the Sample Closing Statement.

“Adjustment Threshold” means an amount equal to ten percent (10%) of the nominal share capital of Holdco corresponding to the newly issued Holdco Class A Shares received by Grupo VM in the Stock Exchange (at the time the Stock Exchange is consummated and implemented).”

“affiliate” means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.

“AK” means Alan Kestenbaum.

“Ancillary Agreement” means the GSM Support Agreement, the Shareholders’ Agreements, Registration Rights Agreement, Tax Opinions, Ownership Statements, and R&W Insurance Policy.

“Anti-corruption Laws” means Laws relating to anti-bribery or anti-corruption (governmental or commercial) which apply to GSM, FA or their respective Subsidiaries, including Laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any foreign Government Official or other Person to obtain a business advantage, including the FCPA, the U.K. Bribery Act of 2010 and all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Business Day” means any date except Saturday or Sunday on which commercial banks are not required or authorized to close in New York, New York, United States, London, United Kingdom or Madrid, Spain.

“Competition Law” means the Sherman Antitrust Act, the Clayton Antitrust Act, the HSR Act, the Federal Trade Commission Act of 1914, Council Regulation (EC) No. 139/2004 of 20th January 2004 on the control of concentrations between undertakings, and all other supranational, national, federal, state, county, provincial, municipal, local, foreign statutes and other statutes, rules, regulations, Orders, decrees, administrative and judicial doctrines and all other Laws designed or intended to require advance notification or approval of, or otherwise prohibit, restrict or regulate, a merger or other transaction that may be deemed to have the purpose or effect of monopolizing or restraining trade or lessening competition through merger or acquisition.

“Contract” means any agreement, arrangement, commitment, understanding, contract, lease (whether for real or personal property), power of attorney, note, bond, mortgage, indenture, deed of trust, loan, evidence of indebtedness, purchase order, letter of credit, settlement agreement, franchise agreement, undertaking, covenant not to compete, employment agreement, license, instrument, obligation, policy, purchase and sales order, quotation and other commitment to which a Person is a party or to which any of the assets of such Person or its Subsidiaries are subject, whether oral or written, express or implied, including all amendments or modifications thereto.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock or shares or as trustee or executor, by Contract or otherwise.

“DGCL” means the General Corporation Law of the State of Delaware, as amended.

“Disclosure Schedules” means the Grupo VM Disclosure Schedule, the GSM Disclosure Schedule and the FA Disclosure Schedule.

“Environmental Claim” means any Proceeding, order, claim, demand, allegation, accusation or notice (written or oral) by any Person or entity alleging actual or potential liability (including actual or potential liability for investigatory costs, cleanup costs, response costs, natural resources damages, property damages, personal injuries, attorneys’ fees or penalties) arising out of, based on, resulting from or relating to any Environmental Laws, Environmental Permits or the presence, or Release into the environment, of, or exposure to, any Hazardous Materials at any location, but shall not include any claims relating to products liability.

“Environmental Laws” means any and all Laws, treaties, binding guidance, rules, Orders, court decisions or rules of common law, consent decrees, permits, restrictions and licenses, regulating or relating to Hazardous Materials, pollution, protection of the environment (including ambient air, surface water, ground water, land surface, subsurface strata, wildlife, plants or other natural resources), and/or the protection of health and safety of persons from exposures to Hazardous Materials.

“Environmental Permits” means any permit, certificate, approval, identification number, license or other authorization required under, or issued pursuant to, any Environmental Law.

“Equity Interest” means any share, capital stock, partnership, member, membership or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable thereto or therefor.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person (whether or not incorporated) that, together with GSM or FA, as applicable, is considered under common control and treated as one employer under Section 414(b), (c), (m) or (o) of the Code.

“Estimated Grupo VM Adjustment” means the amount, if any, by which the FA Estimated Closing Net Debt exceeds €351,000,000. For the avoidance of doubt, the foregoing calculation may equal zero.

“Excess Distributions” means “non-ordinary course distributions” as such term is defined in IRS Notice 2014-52 or as such term (or its equivalent) is defined in any subsequent proposed, temporary or final U.S. Treasury Regulations.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expenses” means, with respect to any Person, all reasonable and documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors and investment bankers of such Person and its affiliates), incurred by such Person or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the Transactions, any litigation with respect thereto, the preparation, printing, filing and mailing of the Form F-4 or the Proxy Statement / Prospectus, the filing of any required notices under the HSR Act or foreign antitrust, competition, investment, trade regulation or similar Laws, or in connection with other regulatory approvals, and all other matters related to the Merger or the other Transactions.

“Final Grupo VM Adjustment” means the amount, if any, by which the FA Closing Net Debt exceeds €351,000,000. For the avoidance of doubt, the foregoing calculation may equal zero.

“FA Cash” means cash and cash equivalents of FA and its Subsidiaries, determined on a consolidated basis in accordance with the Accounting Principles, plus the amount of checks or other payments received by FA and its Subsidiaries (whether or not credited) to the extent such amount is not otherwise included as cash or cash equivalents on the consolidated balance sheet of FA, but excluding the amount of any outstanding checks or other payments issued by FA and its Subsidiaries but not yet deducted from the bank accounts of FA and its Subsidiaries.

“FA Closing Net Debt” means the FA Net Debt as of the close of business on the Business Day immediately preceding the Closing Date.

“FA Concession Contract” means any mining or extraction permit, concession license or Contract necessary for the lawful operation of any FA Concession Property.

“FA Concession Property” means any mine operated by FA or any of its Subsidiaries.

“FA Debt” means, without duplication, with respect to FA or any of its Subsidiaries, (a) any indebtedness for borrowed money of such Person, (b) any liability or obligation of such Person evidenced by any note, bond, debenture, mortgage, indenture or other similar instrument or debt security, (c) any obligation under capitalized leases with respect to which such Person is liable, (d) any reimbursement obligations of such Person under drawn letters of credit or similar arrangements, (e) any liability or obligation of such Person arising out of interest rate hedge, swap, derivative or similar arrangements, (f) any liability or obligation of such Person for accrued but unpaid interest and prepayment penalties, expenses, breakage fees, costs, make whole payments or premiums with respect to any liability or obligation of a type described in clauses (a) through (e) and (g) any liability or obligation of such Person for guarantees (or other assurance against Damages or Liens against the assets of such Person) of another Person with respect to any liability or obligation of a type described in clauses (a) through (i), determined on a consolidated basis in accordance with the Accounting Principles.

“FA Estimated Closing Net Debt” means FA’s good faith estimate of the FA Closing Net Debt as determined at the time of delivery of the Estimated Closing Statement.

“FA Disclosure Schedule” means the disclosure schedule delivered by FA to GSM prior to the execution of the Original BCA.

“FA Material Adverse Effect” means any change, event, development, condition, occurrence or effect that is, or would reasonably be expected to be, materially adverse to the business, financial condition, or results of operations of FA and its Subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a FA Material Adverse Effect: (i) any changes resulting from general market, economic, financial, capital markets or political or regulatory conditions, (ii) any changes of Law or IFRS or interpretation thereof (including with respect to Taxes), (iii) any changes resulting from any act of terrorism, war, national or international calamity, or any worsening thereof, (iv) any changes affecting the industries in which FA and its Subsidiaries conduct their businesses, (v) any changes resulting from the announcement or the pendency of the Merger, the Stock Exchange or the other Transactions, including any loss of employees or customers, any cancellation of or delay in customer orders or any disruption in or termination of (or loss of or other negative effect or change with respect to) customer, supplier, distributor or similar business relationships or partnerships resulting from the Transactions, (vi) any changes or effects resulting from any action required to be taken by the terms of this Agreement, (vii) the failure to meet internal or analysts’ expectations, projections or results of operations (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted from this definition), or (viii) any Proceeding arising from or relating to the Merger, the Stock Exchange or the other Transactions; provided, that in the case of clauses (i), (ii), (iii) and (iv), if and only to the extent such changes do not have a disproportionate impact on FA and its Subsidiaries, taken as a whole, as compared to other participants in the industries in which FA and its Subsidiaries conduct their businesses (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been a FA Material Adverse Effect).

“FA Net Debt” means an amount equal to FA Debt minus the sum of (i) FA Cash, (ii) all out of pocket fees and expenses incurred by FA or Grupo VM or any of the Subsidiaries of FA in connection with this Agreement and actually paid by FA or any of its Subsidiaries prior to the close of business on the Business Day immediately preceding the Closing Date, including any amounts actually reimbursed by FA under Section 9.3(a) prior to the close of business on the Business Day immediately preceding the Closing Date and any amounts paid by FA to procure the R&W Insurance Policy, and (iii) all dividends paid by FA to Grupo VM in compliance with clause (iv) of the definition of “Permitted Leakage”.

“FA Senior Management” means those persons listed on Schedule 4.11(a) of the FA Disclosure Schedule under the heading “FA Senior Management”.

“FA Significant Concession Contract” means any mining or extraction permit, concession license or Contract necessary for the lawful operation of any FA Concession Property pursuant to which annual concession or royalty payments expected to be paid by FA or any of its Subsidiaries for calendar year 2015 exceed $1 million.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Grupo VM Disclosure Schedule” means the disclosure schedule delivered by Grupo VM to GSM prior to the execution of the Original BCA.

“GSM Concession Contract” means any mining or extraction permit, concession license or Contract necessary for the lawful operation of any GSM Concession Property.

“GSM Concession Property” means any mine operated by GSM or any of its Subsidiaries other than a GSM Producing Lease.

“GSM Disclosure Schedule” means the disclosure schedule delivered by GSM to FA prior to the execution of the Original BCA.

“GSM Material Adverse Effect” means any change, event, development, condition, occurrence or effect that is, or would reasonably be expected to be, materially adverse to the business, financial condition or results of operations of GSM and its Subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a GSM Material Adverse Effect: (i) any changes resulting from general market, economic, financial, capital markets or political or regulatory conditions, (ii) any changes of Law or GAAP or interpretation thereof (including with respect to Taxes), (iii) any changes resulting from any act of terrorism, war, national or international calamity, or any worsening thereof, (iv) any changes affecting the industries in which GSM and its Subsidiaries conduct their businesses, (v) any changes resulting from the announcement or the pendency of the Merger, the Stock Exchange or the other Transactions, including any loss of employees or customers, any cancellation of or delay in customer orders or any disruption in or termination of (or loss of or other negative effect or change with respect to) customer, supplier, distributor or similar business relationships or partnerships resulting from the Transactions, (vi) changes in GSM’s stock price or the trading volume of GSM’s stock (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted from this definition), (vii) any changes or effects resulting from any action required to be taken by the terms of this Agreement, (viii) the failure to meet internal or analysts’ expectations, projections or results of operations (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted from this definition), or (ix) any Proceeding arising from or relating to the Merger, the Stock Exchange or the other Transactions; provided, that in the case of clauses (i), (ii), (iii) and (iv), if and only to the extent such changes do not have a disproportionate impact on GSM and its Subsidiaries, taken as a whole, as compared to other participants in the industries in which GSM and its Subsidiaries conduct their businesses (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been a GSM Material Adverse Effect).

“GSM Significant Concession Contract” means any mining or extraction permit, concession license or Contract necessary for the lawful operation of any GSM Concession Property pursuant to which annual concession or royalty payments expected to be paid by GSM or any of its Subsidiaries for calendar year 2015 exceed $1 million.

“Government Official” means (i) any official, officer, employee, representative or any person acting in an official capacity for or on behalf of any Governmental Entity; (ii) any political party or party official or candidate for political office; (iii) any public international organization or any department or agency thereof; or (iv) any Person or other entity owned in whole or in part, or controlled by any Person described in the foregoing clauses (i), (ii) or (iii) of this definition.

“Governmental Entity” means any national, federal, state, county, municipal, local or foreign government, or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government, and any arbitrator or arbitral body or panel of competent jurisdiction.

“group” has the meaning ascribed to in the Exchange Act, except where the context otherwise requires.

“Hazardous Materials” means any pollutants, chemicals, contaminants or wastes whether solid, liquid or gas, that are subject to regulation, control or remediation as toxic, infectious, carcinogenic, reactive, corrosive, ignitable, flammable or hazardous under any Environmental Laws, including any quantity of asbestos in any form, urea formaldehyde, PCBs, radon gas, crude oil or any fraction thereof, all forms of natural gas, petroleum products or by-products or derivatives.

“Holdco Class A Share” means a validly issued, fully paid and non-assessable ordinary share of Holdco having the rights and obligations set forth in the Holdco Articles.

“Holdco Ordinary Share” means a validly issued, fully paid and non-assessable ordinary share of Holdco having the rights and obligations set forth in the Holdco Articles.

“Holdco Share” means a Holdco Class A Share or Holdco Ordinary Share, as applicable.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“IFRS” means the International Financial Reporting Standards, as adopted by the European Union.

“Independent Accountant” means a certified public accountant satisfactory to Grupo VM and Holdco; provided, that if Grupo VM and Holdco are not able to mutually select a public accountant that is willing and able to serve in such capacity, then Holdco shall deliver to Grupo VM a listing of three (3) nationally recognized independent registered public accounting firms that have had no material relationships with the parties or their respective affiliates within the preceding two years and Grupo VM shall, within 10 days after receipt of such list, select one of such 3 accounting firms to act as the Independent Accountant. Such selection shall be final, binding and conclusive on Grupo VM and Holdco.

“Intellectual Property” means all domestic and foreign intellectual property rights, including with respect to all (a) inventions (whether or not patentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all provisionals, reissues, continuations, continuations-in-part, divisions, revisions, extensions, and reexaminations thereof, (b) trademarks, service marks, trade names, trade dress, logos, corporate names, brand names and other source indicators, together with all translations, adaptations, derivations, and combinations thereof, and all applications, registrations, and renewals in connection therewith, (c) domain names, uniform resource locators and other names and locators associated with the Internet, and all registrations in connection therewith, (d) works of authorship (whether or not published), and all copyrights, designs and mask works, and all registrations, applications and renewals in connection therewith, (e) software and all website content (including text, graphics, images, audio, video and data) and (f) trade secrets, confidential business information, and other proprietary information (including ideas, know-how, formulas, compositions, processes and techniques, research and development information, data, designs, drawings, specifications, research records, records of inventions, test information, financial, marketing and business data, pricing and cost information, business and marketing plans and proposals and customer and supplier lists and information).

“IRS” means the United States Internal Revenue Service.

“IT Assets” means computers, software, servers, workstations, routers, hubs, switches, circuits, networks, data communications lines and all other information technology equipment.

“Knowledge” and “known” means the actual knowledge of the officers of GSM set forth in Section 8.3(a) of the GSM Disclosure Schedule or the actual knowledge of the officers of FA set forth in Section 8.3(a) of the FA Disclosure Schedule, as the case may be.

“Law” means any federal, state, provincial, municipal, local or foreign law, statute, code, ordinance, rule, regulation, circular, order, judgment, writ, stipulation, award, injunction, decree or arbitration award or finding.

“Leakage” means (i) any dividend or distribution declared, paid or made by FA or its Subsidiaries to Grupo VM or any of its affiliates (other than FA or any of its wholly-owned Subsidiaries), (ii) any redemption or purchase of capital stock or other Equity Interests or return of capital (and any costs and expenses of such redemption, purchase or return of capital) by FA or its Subsidiaries other than to, or in respect of, capital stock or other Equity Interests held by FA or its wholly-owned Subsidiaries; (iii) any payments made (including severance payments and management or advisory fees and including any payment of interest on such fees) by FA or its Subsidiaries to or for the benefit of Grupo VM or any of its affiliates (other than FA or any of its wholly-owned Subsidiaries); (iv) any assets transferred to Grupo VM or any of its affiliates (other than FA or any of its wholly-owned Subsidiaries) by FA or its Subsidiaries; (v) any liability of Grupo VM or any of its affiliates (other than FA or any of its wholly-owned Subsidiaries) to the extent assumed by FA or its Subsidiaries and any guarantee or surety given by, or Lien granted in respect of capital stock or other Equity Interests or assets of, FA or its Subsidiaries for the benefit of Grupo VM or its affiliates (other than FA or any of its wholly-owned Subsidiaries), including reduction in any indebtedness as to which Grupo VM is a guarantor or other surety (other than to the extent paid in accordance with its terms); (vi) any amount owed to FA or its Subsidiaries by Grupo VM or its affiliates (other than FA or any of its wholly-owned Subsidiaries) which is waived by FA or any of its Subsidiaries; and (vii) any agreement or arrangement by FA or its Subsidiaries to do any of the foregoing, whether or not such amounts or liabilities are paid, payable or incurred before, at or after the Closing.

“Lien” means any lien, mortgage, pledge, conditional or installment sale agreement, encumbrance, defect in title, covenant, condition, restriction, charge, option, right of first refusal, easement, security interest, deed of trust, right-of-way, encroachment, community property interest or other claim or restriction of any nature, whether voluntarily incurred or arising by operation of Law (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Losses” means any and all losses, damages, costs, Taxes, deficiencies, assessments, fees and expenses, including interest, penalties, fines, reasonable fees of attorneys’ and other advisors’ and other reasonable expenses and costs of defense, or asserting or preserving an indemnity.

“NASDAQ” means the NASDAQ Global Select Market.

“Order” means any order, writ, injunction, decree, circular, judgment, award, injunction, settlement or stipulation issued, promulgated, made, rendered, entered into or enforced by or with any Governmental Entity (in each case, whether temporary, preliminary or permanent).

“Other Covered Party” means any political party or party official, or any candidate for political office.

“Permitted Leakage” means (i) any payment of expenses described in clause (ii) of the definition of FA Net Debt or in Section 9.3(a), (ii) the transactions between FA or its Subsidiaries, on the one hand, and Grupo VM or its affiliates, on the other hand, set forth on Section 4.19 or Section 4.22 of the FA Disclosure Schedule (provided, that in the case of the Contracts set forth on Section 4.22 of the FA Disclosure Schedule, such transactions shall be deemed Permitted Leakage solely to the extent such transactions are consummated in accordance with the terms and conditions of such Contracts as of the date hereof, without any amendment, modification or waiver thereof adverse to FA and its Subsidiaries), (iii) the payment of cash dividends by FA to Grupo VM in an amount not to exceed €5,000,000 for each complete calendar quarter during the period beginning on January 1, 2015 and ending on the Closing Date; provided, that the dividend payment contemplated by this clause (iii) shall be deemed to be Permitted Leakage only in the event that (x) immediately after giving effect to such dividend, FA Net Debt is less than €351,000,000 and (y) FA shall have at all times prior to the Closing complied in all material respects with Section 7.2(w), and (iv) the payment of cash dividends by FA to Grupo VM in an amount equal to the greater of (A) £150,000 and (B) the amount necessary to be contributed to Holdco so that Holdco has sufficient distributable reserves to redeem the Preference Shares in accordance with Section 1.1(d), provided that an amount equal to the proceeds to Grupo VM of dividends paid by FA pursuant to this clause (iv) is contributed by Grupo VM to Holdco by way of capital contribution.

“Permitted Liens” means (i) Liens for current Taxes and assessments not yet past due or the amount or validity of which is being contested in good faith by appropriate Proceedings and for which adequate reserves in accordance with GAAP or IFRS have been established in the latest financial statements of GSM included in the GSM SEC Documents or FA included in the FA Documents, as the case may be, (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business consistent with past practice for sums not yet due and payable, (iii) any Liens that do not and would not reasonably be expected to, individually or in the aggregate, materially impair the continued ownership, use and operation of the assets to which they relate, (iv) restrictions on transfers under applicable securities Laws, and (v) any legal mortgages (hipotecas legales), easements (servidumbres) or tax attachments (afecciones fiscales) that are imposed under Spanish Law.

“Person” means an individual, corporation, limited company, limited liability company, partnership, association, trust, unincorporated organization, Governmental Entity, other entity or group (as defined in Section 13(d) of the Exchange Act).

“Proceeding” means any suit, action, proceeding, arbitration, mediation, audit, hearing, inquiry or investigation (in each case, whether civil, criminal, administrative, investigative, formal or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity.

“Release” means disposing, discharging, injecting, spilling, leaking, pumping, pouring, leaching, dumping, emitting, emanating, or migrating onto or through the indoor or outdoor environment, including any soil, sediment, subsurface strata, surface water, groundwater, ambient air, the atmosphere or any other media.

“Representatives” means, with respect to any Person, such Person’s officers, directors, employees, accountants, legal counsel, financial advisors, consultants, financing sources and other advisors and representatives.

“R&W Insurance Policy” means a transaction representations and warranties insurance policy to be issued in the name of Holdco with coverage for Losses resulting from breaches of certain representations and warranties of FA and Grupo VM under this Agreement, in a face amount equal to $50,000,000 and subject to an initial retention amount of $10,000,000 and certain other customary terms and conditions.

“Sample Closing Statement” means the template, based upon the most recent balance sheet of FA and its Subsidiaries, set forth on Section 11.2(a) of the FA Disclosure Schedule and the GSM Disclosure Schedule.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Spanish CIT Law” means the Spanish Law 27/2014, of 27 November, of the Spanish CIT.

“Spanish Tax Haven” means a country or jurisdiction that qualifies as a tax haven, as currently set out in the Spanish Royal Decree 1080/1991, of 5 July, as amended or restated.

“Specified Passive Assets” means (A) any assets acquired during the 36-month period immediately prior to the Effective Time other than: (w) assets acquired in the ordinary course of business; (x) assets (or, as applicable, the proceeds therefrom) that, at the Effective Time, do not produce, and are not held for the production of, passive income as defined in

Section 1297(b) of the Code and that were not acquired for the principal purpose of satisfying the “substantiality test” under U.S. Treasury Regulations Section 1.367 (a)-3(c)(3)(iii); (y) assets that consist of stock of a “qualified subsidiary” or an interest in a “qualified partnership” (in each case, as defined in U.S. Treasury Regulations Section 1.367(a)-3(c)(5)); or (z) any assets in respect of the Estimated Velo Adjustment, the Adjustment Threshold, or the Final Velo Adjustment; and (B) any assets that were owned by GSM or an Affiliate of GSM (as defined in U.S. Treasury Regulations Section 1.367(a)-3(c)(3)(iii)(B)(3)) at any time during that 36-month period.

“Subsidiary” means, with respect to any Person, any corporation, partnership, joint venture or other legal entity of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the stock or other Equity Interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, joint venture or other legal entity, or any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act.

“Tax Return” means any report, return (including information return), claim for refund, election, estimated Tax filing or declaration required to be supplied to any Governmental Entity with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity (whether payable directly or by withholding), including income, franchise, windfall or other profits, gross receipts, property, escheat or unclaimed property, sales, use, severance, net worth, capital stock, branch profits, customs duties, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, premium, minimum and alternative minimum, gains tax and license, registration and documentation fees, and any amounts imposed as a result of U.S. Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) as transferee, successor, by contract or otherwise.

“Trade Intercompany Arrangements” means intercompany transactions between Grupo VM or any of its affiliates (other than FA and its Subsidiaries), on the one hand, and FA or any of its Subsidiaries, on the other hand, for the purchase or sale of products and related services entered into in the ordinary course of business consistent with past practices and on arms’ length terms, together with any current trade intercompany accounts receivable or current trade intercompany accounts payable, as applicable, with respect thereto.

“Willful Breach” means with respect to any breach of a covenant or other agreement, that the breaching party took or failed to take action with Knowledge that the action so taken or omitted to be taken constituted a breach of such covenant or agreement.

“Willful and Material Breach” means (a) with respect to any material breach of a representation and warranty, that the breaching party had Knowledge of such breach as of the date of this Agreement and (b) with respect to any material breach of a covenant or other agreement, that the breaching party took or failed to take action with Knowledge that the action so taken or omitted to be taken constituted a material breach of such covenant or agreement.

11.3 Terms Defined Elsewhere . The following terms are defined elsewhere in this Agreement, as indicated below:

“Adjustment Threshold Election”	Section 1.1

“Agreement”	Preamble

“AK Shareholders’ Agreement”	Recitals

“Alternative Acquisition Agreement”	Section 7.4(a)

“Appraisal Provisions”	Section 2.4

“BCA Special Committee”	Section 10.6

“Certificate of Merger”	Section 1.8

“Closing Date”	Section 1.3

“Closing Statement Dispute Notice”	Section 1.3(c)

“Closing Statement”	Section 1.3(b)

“Closing”	Section 1.3

“Code”	Recitals

“Competing Proposal”	Section 7.4(f)(i)

“Confidentiality Agreement”	Section 7.5(a)

“Deeds of Issuance”	Section 1.4(a)

“Direct Claim Notice”	Section 10.3

“Direct Claim”	Section 10.3

“Disputed Item”	Section 1.3(c)

“Dissenting Stockholder”	Section 2.4

“Effective Time”	Section 1.7(a)

“Estimated Closing Statement”	Section 1.3(a)

“Exchange Agent”	Section 2.5(a)

“Exchange Fund”	Section 2.5(a)

“Exchange Ratio”	Section 2.1(b)

“Excluded GSM Shares”	Section 2.1(b)

“FA Benefit Plan”	Section 4.11(a)

“FA Board”	Recitals

“FA Business Personnel”	Section 4.12(a)

“FA Bylaws”	Section 4.1

“FA Financial Statements”	Section 4.5(b)

“FA Lease Agreements”	Section 4.17(a)(xv)

“FA Leased Real Property”	Section 4.15(b)

“FA Material Contracts”	Section 4.17(a)(iv)

“FA Material Intellectual Property”	Section 4.18(d)

“FA Owned Real Property”	Section 4.15(a)

“FA Producing Lease”	Section 4.15(d)(i)

“FA Real Property”	Section 4.15(c)

“FA Registered Intellectual Property”	Section 4.18(a)

“FA Shares”	Recitals

“FA”	Preamble

“FCPA”	Section 3.9(b)

“Form F-4”	Section 7.3(a)

“Grupo VM Designees”	Section 1.10(a)

“Grupo VM Related Party Transactions”	Section 4.22(b)

“Grupo VM Shareholders’ Agreement”	Recitals

“Grupo VM”	Preamble

“GSM Adverse Recommendation Change”	Section 7.3(b)(ii)

“GSM Benefit Plan”	Section 3.11(a)

“GSM Board”	Recitals

“GSM Book-Entry Shares”	Section 2.1(c)

“GSM Business Personnel”	Section 3.12(a)

“GSM Bylaws”	Section 3.1

“GSM Certificate”	Section 2.1(c)

“GSM Charter”	Section 3.1

“GSM Common Stock”	Section 2.1

“GSM Designees”	Section 1.10(a)

“GSM Equity Plan”	Section 2.6(a)

“GSM Financial Statements”	Section 3.5(c)

“GSM Lease Agreements”	Section 3.17(a)(xii)

“GSM Leased Real Property”	Section 3.15(b)

“GSM Material Contracts”	Section 3.17(c)

“GSM Material Intellectual Property”	Section 3.18(d)

“GSM Owned Real Property”	Section 3.15(a)

“GSM Preferred Stock”	Section 3.2(a)

“GSM Producing Lease”	Section 3.15(d)(i)

“GSM Real Property”	Section 3.15(c)

“GSM Recommendation”	Section 3.3(b)

“GSM Registered Intellectual Property”	Section 3.18(a)

“GSM RSU”	Section 2.6(b)

“GSM SAR”	Section 2.6(c)

“GSM SEC Documents”	Section 3.5(a)

“GSM Shareholder Approval”	Section 3.3(c)

“GSM Shareholders Meeting”	Section 7.3(b)(i)

“GSM Stock Option”	Section 2.6(a)

“GSM Stock Plan”	Section 2.6(a)

“GSM Support Agreement”	Recitals

“GSM”	Preamble

“Holdco Articles”	Section 1.8

“Holdco Board”	Recitals

“Holdco Capital Increase”	Section 7.14

“Holdco Group”	Section 1.9

“Holdco RSU”	Section 2.6(b)

“Holdco SAR”	Section 2.6(c)

“Holdco Stock Option”	Section 2.6(a)

“Holdco”	Preamble

“Indemnitees”	Section 10.1

“Intended Tax Treatment”	Recitals

“Merger Consideration”	Section 2.1(b)

“Merger Sub Common Stock”	Section 2.2

“Merger Sub”	Preamble

“Merger”	Recitals

“Multiemployer Plan”	Section 3.11(e)

“OFAC”	Section 3.9(e)

“Outside Date”	Section 9.1(b)(ii)

“Permits”	Section 3.10

“Proxy Statement / Prospectus”	Section 7.3(a)

“Redemption”	Section 1.1(d)

“Registration Rights Agreement”	Recitals

“Required Competition Filings”	Section 7.6(a)

“Resolution Period”	Section 1.3(d)

“Ruling”	3.16(m)

“Sarbanes-Oxley Act”	Section 3.5(d)

“Shareholders’ Agreements”	Recitals

“Significant FA Customer/Supplier”	Section 4.21

“Significant GSM Customer/Supplier”	Section 3.20

“Stock Exchange”	Recitals

“Superior Proposal”	Section 7.4(f)(ii)

“Surviving Corporation”	Section 1.2(a)

“Termination Fee”	Section 9.3(b)

“Third Party Claim Notice”	Section 10.2(a)

“Third Party Claim”	Section 10.2(a)

“Transactions”	Recitals

“Unresolved Items”	Section 1.3(e)

11.4 Headings . The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

11.5 Severability . If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the economic and legal substances of the Transactions are fulfilled and maintained to the extent possible.

11.6 Entire Agreement.

(a) This Agreement (together with the Exhibits, the GSM Disclosure Schedules, the FA Disclosure Schedules, the Ancillary Agreements and the other documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein or therein, are not intended to confer upon any other Person any rights or remedies hereunder or thereunder.

(b) Except for the representations and warranties expressly contained in Article 3, neither GSM nor any of its affiliates nor any Person acting on any of their behalf makes any other express or any implied representations or warranties with respect to (i) GSM or any of its Subsidiaries, any of their businesses, operations, assets, liabilities, financial condition or prospects or any other matter relating to GSM or any of its Subsidiaries or (ii) the accuracy or completeness of any documentation, forecasts or other information provided by GSM, any affiliate of GSM or any Person acting on any of their behalf to Grupo VM, FA or Holdco, any affiliate of Grupo VM, FA or Holdco or any Person acting on any of their behalf. Section 3.11 and Section 3.16 contain the only representations and warranties of GSM with respect to Taxes.

(c) Except for the representations and warranties expressly contained in Article 4, neither FA nor any of its affiliates nor any Person acting on any of their behalf makes any other express or any implied representations or warranties with respect to (i) FA or any of its Subsidiaries, any of their businesses, operations, assets, liabilities, financial condition or prospects or any other matter relating to FA or any of its Subsidiaries or (ii) the accuracy or completeness of any documentation, forecasts or other information provided by FA, any affiliate of FA or any Person acting on any of their behalf to GSM or Holdco, any affiliate of GSM or Holdco or any Person acting on any of their behalf. Section 4.11 and Section 4.16 contain the only representations and warranties of FA with respect to Taxes.

(d) Except for the representations and warranties expressly contained in this Article 5, neither Grupo VM nor any of its affiliates (other than FA, Holdco and Merger Sub, the representations and warranties of which are exclusively contained in Article 4 and Article 6, respectively) nor any Person acting on any of their behalf makes any other express or any implied representations or warranties with respect to (i) Grupo VM or any of its Subsidiaries, any of their businesses, operations, assets, liabilities, financial condition or prospects or any other matter relating to Grupo VM or any of its Subsidiaries or (ii) the accuracy or completeness of any documentation, forecasts or other information provided by Grupo VM, any affiliate of Grupo VM or any Person acting on any of their behalf to GSM or Holdco, any affiliate of GSM or Holdco or any Person acting on any of their behalf.

11.7 Assignment . Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

11.8 Parties in Interest . This Agreement shall be binding upon and inure solely to the benefit of the parties and their respective successors and assigns, and nothing in this Agreement, express or implied, other than pursuant to Section 7.9, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

11.9 Mutual Drafting; Interpretation . Each party has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” As used in this Agreement, references to a “party” or the “parties” are intended to refer to a party to this Agreement or the parties to this Agreement. Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes and Schedules to this Agreement. All references in this Agreement to “$” are intended to refer to U.S. dollars. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive. Except with respect to the representations and warranties in Sections 3.3(a), 3.3(b), 4.3(a), 5.2 and 6.3, (i) all references in this Agreement to “the date hereof” or “the date of this Agreement” shall refer to the Original Execution Date and (ii) the date on which the representations and warranties set forth in Article III, Article IV, Article V and Article VI are made shall not change as a result of the execution of this Agreement and shall be made as of such dates as they were in the Original BCA.

11.10 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury .

(a) This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b) Except as provided in Section 1.3 and Section 11.10(c), each of the parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if such court shall not have jurisdiction, any other court of the State of Delaware having jurisdiction or any federal court of the United States of America, sitting in Delaware, and any appellate court from any thereof, in any Proceeding arising out of or relating to this Agreement or any Ancillary Agreement or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such Proceeding except in such courts, (ii) agrees that any claim in respect of any such Proceeding may be heard and determined in such courts, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Proceeding in any such court, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Proceeding in any such court. Each of the parties agrees that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 11.1. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c) Arbitration. Any dispute, controversy or claim that is brought on or after the Effective Time (including any claim for breach hereof) based upon, relating to or arising out of this Agreement or the transactions contemplated hereby shall be resolved by binding arbitration conducted in accordance with the Rules of Arbitration of the International Chamber of Commerce (the “ICC”) and the IBA Rules of Evidence. The arbitration shall be conducted by a panel of three arbitrators, each of whom shall be independent and a lawyer or retired judge with at least five years’ experience in mergers and acquisitions governed by Delaware law. One arbitrator shall be nominated by the claimant(s) and one by the respondent(s) respectively, each of which shall be nominated no later than fifteen days after an arbitration proceeding is commenced under this Section 11.10(c), and the third arbitrator, who shall be the chairman of the arbitral tribunal, shall be nominated by the two party-nominated arbitrators within thirty (30) days of the last of their appointments. The arbitration shall be administered by the ICC acting through its International Court of Arbitration. The arbitration shall be conducted in the English language and the place of the arbitration shall be the city of London, England. Hearings shall be conducted in London, England, or at such other location as mutually agreed by Grupo VM and Holdco. The arbitration award shall be final, conclusive, binding and non-appealable and shall not be subject to further review by any court. In support of any award issued by the arbitral tribunal, the arbitral tribunal shall issue to the parties written findings and conclusions. Judgment upon the award may be entered in any court having jurisdiction thereof. Each party waives all objection which they may have at any time to the laying of venue of any proceedings brought in such courts, waive any claim that such proceedings have been brought in an inconvenient forum and further waive the right to object with respect to such proceedings that any such court does not have jurisdiction over such party. Each party undertakes to keep confidential all awards in their arbitration, together with all materials in the proceedings created for the purpose of the arbitration and all other documents produced by another party in the proceedings not otherwise in the public domain, save and to the extent that disclosure may be required of a party by legal duty, to protect or pursue a legal right or to enforce or challenge an award in legal proceedings before a court or other judicial authority. Each party shall bear his, her or its own costs of any such arbitration. This Section 11.10(c) shall not apply to any dispute, controversy or claim relating to the accuracy of the Grupo VM Adjustment or the FA Adjustment, which shall be resolved in accordance with the provisions of Section 1.3 and not subject to the arbitration provisions of this Section 11.10(c).

(d) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.10(c).

11.11 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

11.12 Delivery by Facsimile or Email. This Agreement, and any amendments hereto, waivers hereof or consents or notifications hereunder, to the extent signed and delivered by facsimile or by email with scan attachment, shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of any party, each other party shall re-execute original forms thereof and deliver them to all other parties. No party shall raise the use of facsimile or email to deliver a signature or the fact that any signature or Contract was transmitted or communicated by facsimile or email with scan attachment as a defense to the formation of a legally binding contract, and each such party forever waives any such defense.

11.13 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent actual or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state or foreign jurisdiction having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity. The parties waive, in connection with any action for specific performance or injunctive relief, the defense of adequacy of remedies at Law and any requirement under Law to post a bond or other security as a prerequisite to obtaining equitable relief.

11.14 Disclosure Schedules. The parties acknowledge and agree that (a) the inclusion of any items or information in the Disclosure Schedules that are not required by this Agreement to be so included is solely for the convenience of parties, (b) the disclosure by the parties of any matter in the Disclosure Schedules shall not be deemed to constitute an acknowledgement by any party that the matter is required to be disclosed by the terms of this Agreement or that the matter is material or significant, (c) if any section of the Disclosure Schedules lists an item or information in such a way as to make its relevance to the disclosure required by or provided in another section of the Disclosure Schedules or the statements contained in any Section of this Agreement reasonably apparent, the matter shall be deemed to have been disclosed in or with respect to such other section, notwithstanding the omission of an appropriate cross-reference to such other section or the omission of a reference in the particular representation and warranty to such section of the Disclosure Schedules, (d) except as provided in clause (c) above, headings have been inserted in the Disclosure Schedules for convenience of reference only, (e) except as provided in clause (c) above, the Disclosure Schedules are qualified in their entirety by reference to specific provisions of this Agreement and (f) the Disclosure Schedules and the information and statements contained therein are not intended to constitute, and shall not be construed as constituting, representations or warranties of the parties except as and to the extent provided in this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

GLOBE SPECIALTY METALS, INC.

By:	/s/ Jeff Bradley
Name: Jeff Bradley
Title: Chief Executive Officer

GRUPO FERROATLÁNTICA, S.A.U.

By:	/s/ Javier López Madrid
Name: Javier López Madrid
Title: Vice-Chairman and Chief Executive Officer

GRUPO VILLAR MIR, S.A.U.

By:	/s/ Javier López Madrid
Name: Javier López Madrid
Title: Chief Executive Officer

GORDON MERGER SUB, INC.

By:	/s/ Javier López Madrid
Name: Javier López Madrid
Title: Vice President

VELONEWCO LIMITED

By:	/s/ Javier López Madrid
Name: Javier López Madrid
Title: Director

[Signature Page to Amended and Restated Business Combination Agreement]

ANNEX B: AK VOTING AGREEMENT

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”), dated as of February 23, 2015, is entered into by and among Alan Kestenbaum (“Stockholder”) and Grupo Villar Mir, S.A.U., a Spanish public limited liability company in the form of a sociedad anónima (“Grupo VM”).

WHEREAS, contemporaneously with the execution of this Agreement, Globe Specialty Metals, Inc., a Delaware corporation (“GSM”), Grupo VM, Grupo FerroAtlántica, S.A.U., a Spanish public limited liability company in the form of a sociedad anónima and wholly-owned subsidiary of Grupo VM (“FA”), VeloNewco Limited, a private limited company incorporated under the laws of England and wholly-owned subsidiary of Grupo VM (“Holdco”), and Gordon Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Holdco (“Merger Sub”), are entering into a Business Combination Agreement, dated as of the date hereof (the “Business Combination Agreement”), providing among other things, that, on the Closing Date (a) Holdco shall acquire from Grupo VM all of the issued and outstanding ordinary shares (acciones), nominal value €1,000 per share (the “FA Shares”), of FA (the “Stock Exchange”); and (b) following the consummation and implementation of the Stock Exchange, Merger Sub shall merge with and into GSM, with GSM surviving the merger as a wholly-owned subsidiary of Holdco (the “Merger” and, together with the Stock Exchange and the other transactions contemplated by the Business Combination Agreement, the “Transactions”);

WHEREAS, as a condition of and inducement to the willingness of FA and Grupo VM to enter into the Business Combination Agreement, Grupo VM has required that Stockholder enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

1. Certain Definitions. For the purposes of this Agreement, capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in this Section 1 or in the Business Combination Agreement, as applicable.

“affiliate” has the meaning set forth in the Business Combination Agreement; provided, however, that GSM shall be deemed not to be an affiliate of Stockholder.

“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.

“Covered Shares” means all shares of GSM Common Stock that are from time to time beneficially owned by Stockholder or any of its affiliates.

“DGCL” means the Delaware General Corporation Law, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor rule or regulation.

“person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization or other entity or group (as defined in Section 13(d) of the Exchange Act).

“Rule 10b5-1 Plan” shall mean a trading plan adopted by a person that is intended to comply with the requirements of Rule 10b5-1 promulgated by the Securities and Exchange Commission under the Exchange Act.

“Transfer” means (i) when used as a verb, to offer, transfer, sell, assign, gift or otherwise dispose of any beneficial ownership of any Covered Shares, whether directly or indirectly, and (ii) when used as a noun, a direct or indirect offer, transfer, sale, assignment, gift or other disposition of any beneficial ownership of any Covered Shares, in each case, whether by operation of Law, Contract or by sale, merger, consolidation, liquidation, dissolution, dividend, distribution or otherwise.

2. Stockholder Voting. (a) At any meeting of the shareholders of GSM, however called, or at any adjournment or postponement thereof, or in any other circumstance in which the vote or other approval of the shareholders of GSM is sought, stockholder shall, and shall cause any other holder of record of covered shares to, (i) appear at each such meeting or otherwise cause all covered shares to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted) all covered shares (a) in favor of the adoption of the business combination agreement and the approval of each of the other actions contemplated by the business combination agreement and this agreement, and (b) in favor of any adjournment or postponement permitted by Section 7.3(b)(i) of the business combination agreement with respect to any shareholder meeting with respect to the transactions contemplated by the business combination agreement.

(b) Stockholder shall not, and shall cause any other holder of record of Covered Shares not to, and shall cause its Representatives not to, vote (or cause to be voted) any Covered Shares in favor of any Alternative Acquisition Agreement, or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any Covered Shares that is inconsistent with Stockholder’s voting obligations under this Agreement.

3. Other Covenants. (a) Except as expressly permitted by this Agreement, Stockholder shall not, and shall cause any other holder of record of Covered Shares not to, directly or indirectly, Transfer, commit or agree to Transfer, consent to or permit any Transfer of, or enter into any contract, option, call or other arrangement with respect to the Transfer (including any profit-sharing or other derivative arrangement) of any Covered Shares (including any voting rights or other interests therein).

(b) Notwithstanding the foregoing, the restrictions set forth in the foregoing clause (a) shall not prohibit (i) any Transfer of Covered Shares pursuant to a Rule 10b5-1 Plan in effect on the date of this Agreement, (ii) any Transfers of not more than 900,000 Covered Shares in the aggregate (less any Covered Shares Transferred pursuant to clause (i) above) or (iii) any Transfer upon the death or permanent disability of Stockholder to any spouse, lineal descendant, sibling, lineal descendant of any sibling, parent, heir, executor, administrator, testamentary trustee, legatee or beneficiary of Stockholder, or any trust, the beneficiaries of which consist solely of any one or more of the persons (including such Stockholder) specified in this clause (iii).

(c) Stockholder shall not, and shall cause any other holder of record of Covered Shares not to, and shall cause its Representatives not to, solicit, initiate or knowingly encourage (including by way of furnishing non-public information) or take any other action intended to facilitate the making of any proposal which constitutes, or would reasonably be expected to lead to, any Competing Proposal or the Transfer of any Covered Shares, or engage in any discussions or negotiations or cooperate in any way with any person with respect to any inquiries regarding, or the making of, any Competing Proposal or the Transfer of any Covered Shares; provided, that Grupo VM agrees that its sole recourse against Stockholder or any other holder of record of Covered Shares in the event of any breach of this Section 3(c) shall be injunctive relief and in no event shall Grupo VM be entitled to recover, or make any claim seeking the recovery of, monetary damages from Stockholder or any such holder of record.

(d) Section 3(c) shall not apply to any action taken by Stockholder in his capacity as a Representative of GSM to the extent such action would otherwise be permitted under Section 7.4 of the Business Combination Agreement.

4. Certain Disclosures. Stockholder hereby (a) consents to and authorizes the publication and disclosure by Grupo VM, GSM and Holdco of Stockholder’s identity and holding of Covered Shares, and the nature of Stockholder’s commitments, arrangements and understandings under this Agreement, and any other information that Grupo VM, GSM or Holdco reasonably determines to be necessary or desirable in any regulatory filing or other disclosure document in connection with the Transactions and (b) agrees as promptly as practicable to notify Grupo VM, GSM and Holdco of any required corrections with respect to any written information supplied by it specifically for use in any such disclosure document.

5. Representations and Warranties of Stockholder. Stockholder hereby represents and warrants to Grupo VM as follows:

(a) Title. Stockholder or its applicable affiliate is the sole record and beneficial owner of the shares of GSM Common Stock set forth on Schedule I (the “Disclosed Owned Shares”). Except as set forth on Schedule I, the Disclosed Owned Shares constitute all of the capital stock and other equity securities of GSM owned of record or beneficially by Stockholder and its affiliates on the date hereof. Stockholder or its applicable affiliate has sole voting power, sole power of disposition and sole power to issue instructions with respect to the matters set forth in Section 2 hereof and all other matters set forth in this Agreement, in each case with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement.

(b) Authority. Stockholder has all necessary power and authority and legal capacity to execute, deliver and perform all of Stockholder’s obligations under this Agreement, and consummate the transactions contemplated hereby, and no other proceedings or actions on the part of Stockholder are necessary to authorize the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

(c) Due Execution and Delivery. This Agreement has been duly and validly executed and delivered by Stockholder and, assuming due authorization, execution and delivery hereof by Grupo VM, constitutes a legal, valid and binding agreement of Stockholder, enforceable against Stockholder in accordance with its terms. If Stockholder is married, and any of the Covered Shares constitute community property or spousal approval is otherwise necessary for this Agreement to be legal, binding and enforceable, this Agreement has been duly authorized, executed and delivered by, and constitutes the legal, valid and binding obligation of, Stockholder’s spouse, enforceable against Stockholder’s spouse in accordance with its terms.

(d) No Filings; No Conflict or Default. Except for filings under the Exchange Act, no filing with, and no permit, authorization, consent or approval of, any Governmental Entity or any other person is necessary for the execution and delivery of this Agreement by Stockholder, the consummation by Stockholder of the transactions contemplated hereby and the compliance by Stockholder with the provisions hereof. None of the execution and delivery of this Agreement by Stockholder, the consummation by Stockholder of the transactions contemplated hereby or compliance by Stockholder with any of the provisions hereof will (i) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, modification or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, permit, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind, including any voting agreement, proxy arrangement, pledge agreement, shareholders agreement or voting trust, to which Stockholder is a party or by which Stockholder or any of Stockholder’s properties or assets may be bound, (ii) violate any judgment, order, writ, injunction, decree or award of any court, administrative agency or other Governmental Entity that is applicable to Stockholder or any of Stockholder’s properties or assets or (iii) constitute a violation by Stockholder of any law or regulation of any jurisdiction, in each case, except for any conflict, breach, default or violation described above which would not adversely affect the ability of Stockholder to perform its obligations hereunder or consummate the transactions contemplated hereby.

(e) Receipt; Reliance. Stockholder has received and reviewed a copy of the Business Combination Agreement. Stockholder understands and acknowledges that Grupo VM is entering into the Business Combination Agreement in reliance upon Stockholder’s execution, delivery and performance of this Agreement.

6. Termination. The term (the “Term”) of this Agreement shall commence on the date hereof and shall terminate upon the earliest of (a) the mutual agreement of Grupo VM and Stockholder, (b) the Effective Time, (c) if the Board of Directors of GSM has effected a GSM Adverse Recommendation Change pursuant to Sections 7.4(b) or 7.4(d) of the Business Combination Agreement, or (d) the termination of the Business Combination Agreement in accordance with its terms; provided that (i) nothing herein shall relieve any party hereto from liability for any Willful and Material Breach (as defined in Section 11.2 of the Business Combination Agreement) of this Agreement and (ii) this Section 6 and Section 8 shall survive any termination of this Agreement.

7. No Limitation. Nothing in this Agreement shall be construed to prohibit Stockholder from taking any action in his or her capacity as an officer or member of the Board of Directors of GSM, whether under the Business Combination Agreement or otherwise.

8. Miscellaneous.

(a) Entire Agreement. This Agreement (together with Schedule I) and the Business Combination Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein or therein, are not intended to confer upon any other person any rights or remedies hereunder or thereunder.

(b) Further Assurance. At the other party’s reasonable request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further lawful action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereby.

(c) No Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other party, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

(d) Amendments. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of Grupo VM and Stockholder.

(e) Notice. Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be given as follows:

If to Stockholder:

At the address, email address or and facsimile number set forth on Schedule I hereto.

Copy to:

Latham & Watkins LLP

885 Third Avenue

New York, NY 10022-4834

Tel: (312) 876-7700

Fax: (312) 993-9767

Attention:     Mark. D. Gerstein

Bradley C. Faris

Email:     mark.gerstein@lw.com

bradley.faris @lw.com

If to Grupo VM:

Torre Espacio

Paseo de la Castellana, 259 D

28046 Madrid (SPAIN)

Tel: +34 91 556 7347

Fax: +34 915 97 32 23

Attention: Javier López Madrid

Email: jlm@gvm.es

Copy to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

Tel: (212) 474-1000

Fax: (212) 474-3700

Attention: Richard Hall

Email: rhall@cravath.com

or to such other address or facsimile number as the person to whom notice is given may have previously furnished to the other parties hereto in writing in the manner set forth above.

(f) Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

(g) Remedies. Except as provided in Section 3(c), no single or partial exercise of any right, power or remedy, or any abandonment or discontinuance of steps to enforce such right, power or remedy, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right, power or remedy. Except as provided in Section 3(c), all rights, powers and remedies of the parties provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative.

(h) No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with such party’s obligations hereunder, shall not constitute a waiver by such party of such party’s right to exercise any such or other right, power or remedy or to demand such compliance.

(i) No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

(j) Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(k) Submission to Jurisdiction. Each party to this Agreement hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if such court shall not have jurisdiction, any federal court of the United States of America, sitting in Delaware, and any appellate court from any thereof, in any Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such Proceeding except in such courts, (ii) agrees that any claim in respect of any such Proceeding may be heard and determined in the Court of Chancery of the State of Delaware or, to the extent permitted by Law, in such federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Proceeding in any such court and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Proceeding in any such court. Each of the parties agrees that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 8(e). Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(l) Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8(l).

(m) Specific Performance. The parties hereto agree that Grupo VM would be irreparably damaged in the event that any of the provisions of this Agreement were not performed by Stockholder in accordance with their specific terms or were otherwise breached by Stockholder, and that Grupo VM would not have an adequate remedy at law for money damages in such event. It is accordingly agreed that Grupo VM shall be entitled, without posting any bond or other undertaking, to specific performance and injunctive and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which Grupo VM is entitled at law or in equity.

(n) Interpretation. Each party has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires, the singular number shall include the plural, and vice versa. As used in this Agreement, the words “include” and “including” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation”. As used in this Agreement, references to a “party” or the “parties” are intended to refer to a party to this Agreement or the parties to this Agreement. Except as otherwise indicated, all references in this Agreement to “Sections” and “Schedules” are intended to refer to Sections and Schedules to this Agreement. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive.

(o) Counterparts; Delivery by Facsimile or Email. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. This Agreement, and any amendments hereto, waivers hereof or consents or notifications hereunder, to the extent signed and delivered by facsimile or by email with scan attachment, shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of any party, each other party shall re-execute original forms thereof and deliver them to all other parties. No party shall raise the use of facsimile or email to deliver a signature or the fact that any signature or contract was transmitted or communicated by facsimile or email with scan attachment as a defense to the formation of a legally binding contract, and each such party forever waives any such defense.

(p) Expenses. Except as otherwise provided herein, each party hereto shall pay such party’s own expenses incurred in connection with this Agreement.

(q) No Ownership Interest. Nothing contained in this Agreement shall be deemed, upon execution, to vest in Grupo VM any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to Stockholder, and Grupo VM shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of GSM or exercise any power or authority to direct Stockholder in the voting of any of the Covered Shares, except as otherwise provided herein.

[Signature page follows.]

IN WITNESS WHEREOF, Grupo VM and Stockholder have caused this Agreement to be duly executed as of the day and year first above written.

GRUPO VILLAR MIR, S.A.U.

By:	/s/ Javier López Madrid
Javier López Madrid
Chief Executive Officer

/s/ Alan Kestenbaum
Name: Alan Kestenbaum

[Signature Page to AK Voting Agreement]

SCHEDULE I

Name and Contact Information for Stockholder	Number of Shares of GSM Common Stock Beneficially Owned
Alan Kestenbaum 600 Brickell Ave, Suite 1500 Miami, FL 33131	8,778,810

ANNEX C: FORM OF GRUPO VM SHAREHOLDERS’ AGREEMENT

SHAREHOLDER AGREEMENT

BETWEEN

GRUPO VILLAR MIR, S.A.U.

AND

VELONEWCO PLC

Dated as of [●], 2015

C-i

SCHEDULES

SCHEDULE I	Percentage Interest

C-ii

SHAREHOLDER AGREEMENT (as it may be amended, restated, supplemented or otherwise modified from time to time, this “Agreement”), dated as of [ ● ], 2015, between Grupo Villar Mir, S.A.U., a public limited company (sociedad anónima) incorporated under the laws of Spain (“Grupo VM”), and VeloNewco Limited, a public limited company incorporated under the laws of England (“Holdco”).

WHEREAS, on the Effective Date, Holdco issued Shares to Grupo VM pursuant to the Business Combination Agreement; and

WHEREAS the parties hereto desire to enter into this Agreement to govern certain rights, obligations and interests of Grupo VM with respect to Holdco.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I

Certain Definitions

SECTION 1.01. Defined Terms. (a) In this Agreement, the following terms shall have the meanings set forth below:

“Affiliate” shall mean, with respect to any specified Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls, is Controlled by or is under common Control with such specified Person. Notwithstanding the foregoing, (i) neither Holdco nor any Person Controlled by Holdco shall be deemed to be an “Affiliate” of Grupo VM or of any Affiliate of Grupo VM and (ii) neither Grupo VM nor any Affiliate thereof shall be deemed to be an “Affiliate” of any other Shareholder or any Affiliate thereof by virtue of its Shares.

“AK” shall mean Alan Kestebaum.

“Articles of Association” shall mean the Amended and Restated Articles of Association of Holdco, as the same may be amended or supplemented from time to time.

“beneficial owner” shall mean any Person deemed to be the beneficial owner pursuant to Rule 13d-3 under the Exchange Act; provided, however, that, notwithstanding anything in Rule 13d-3(d)(1)(i) to the contrary, the determination of the “beneficial owner” shall be made after giving effect to the conversion of all options, warrants, rights and convertible or other similar securities outstanding as of any date in question. The term “beneficial ownership” shall have a correlative meaning.

“Business Combination Agreement” shall mean the Amended and Restated Business Combination Agreement among GSM, FA, Grupo VM, Holdco and Gordon Merger Sub, Inc., a Delaware corporation, dated as of May 5, 2015.

“Contract” shall mean, as to any Person, any contract, lease, easement, license, instrument or understanding to which the applicable Person is a party.

“Control” shall mean, as to any Person, the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of shares or other equity securities or as trustee or executor, by Contract or otherwise. The terms “Controlled” and “Controlling” shall have a correlative meaning.

“Covered Equity Securities” shall mean any equity securities of Holdco or any Holdco Subsidiary.

“Decrease Date” shall mean the first date on which (a) Grupo VM no longer has the right to designate or nominate the majority of the entire Board of Directors and (b) Grupo VM Directors no longer constitute the majority of the entire Board of Directors.

“Director Nominees” shall mean (a) the Grupo VM Nominees, (b) AK, if he is nominated as director of the Board of Directors, (c) any person nominated as a GSM Independent Director and (d) any other person nominated as a director of the Board of Directors in accordance with Section 3.01(d).

“Effective Date” shall mean the Closing Date (as defined in the Business Combination Agreement).

“Employment Agreement” shall mean any agreement that has been approved by the Board of Directors for the employment by Holdco of any person.

“equity security” shall have the meaning given to such term in Rule 405 under the Securities Act.

“Exchange” shall mean the stock exchange in which Holdco maintains its primary listing, and in all events will be the Nasdaq so long as listed thereon.

“Exchange Act” means the Securities Exchange of 1934, as amended, and the rules and regulations promulgated thereunder.

“FA” shall mean Grupo FerroAtlántica, S.A.U., a Spanish public limited liability company in the form of a sociedad anónima.

“Governmental Authority” shall mean any national, federal, state, county, municipal, local or foreign government, or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government, and any arbitrator or arbitral body or panel of competent jurisdiction.

“GSM” shall mean Globe Specialty Metals, Inc., a Delaware corporation.

“GSM Independent Director” shall mean (a) any Initial GSM Independent Director and (b) any other Director nominated for election or appointment to the Board of Directors by the GSM Independent Directors or the Board of Directors in accordance with Section 3.01(c), and who is a member of the Board of Directors and qualifies as an independent director under the Nasdaq Rules. The Grupo VM Directors and AK shall not constitute GSM Independent Directors.

“Holdco Equity Securities” shall mean the Shares and any other equity securities of Holdco.

“Holdco Subsidiary” shall mean any direct or indirect Subsidiary of Holdco.

“Law” shall mean any federal, state, provincial, municipal, local or foreign law, statute, code, ordinance, rule, regulation, circular, order, judgment, writ, stipulation, award, injunction, decree or arbitration award or finding.

“Nasdaq Rules” shall mean the Nasdaq Stock Market Rules or other rules of the applicable Exchange applicable to Holdco, as amended and supplemented from time to time.

“Percentage Interest” shall mean, with respect to any Shareholder, the percentage of the total issued and outstanding Shares of Holdco owned by that Shareholder.

“Permitted Maximum Percentage” shall mean the Percentage Interest of Grupo VM and its Affiliates as of the Effective Date; provided that if at any time the aggregate Percentage Interest of Grupo VM and its Affiliates falls below 44.4% (other than as a result of any issuance or offering of Shares by Holdco (i) with respect to which Grupo VM and its Affiliates did not have preemptive rights under Section 4.01 or (ii) for non-cash consideration), the Permitted Maximum Percentage shall be 44.4%.

“Person” shall mean any individual, corporation, limited company, limited liability company, partnership, association, trust, unincorporated organization, Governmental Authority, other entity or group (as defined in Section 13(d) of the Exchange Act).

“Registration Rights Agreement” shall mean the Registration Rights Agreement among Grupo VM, Holdco and AK, dated the date hereof.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shareholders” shall mean the shareholders of Holdco.

“Shares” shall mean Company Ordinary Shares (as defined in the Articles of Association).

“Subsidiary” shall mean, with respect to any Person, any corporation, partnership, joint venture or other legal entity of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, joint venture or other legal entity, or any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act.

“Sunset Date” shall mean the first date after the Effective Date on which Grupo VM and its Affiliates in the aggregate beneficially own less than 15% of the issued and outstanding Shares.

“Grupo VM Director” shall mean any Initial Grupo VM Director or any Grupo VM Nominee elected to the Board of Directors in accordance with the Articles of Association and this Agreement.

(b) Each of the following terms is defined in the Section listed opposite such term:

Term	Defined in
“Agreement”	Preamble
“Board of Directors”	Section 3.01(a)
“Executive Chairman”	Section 3.01(d)(i)
“Holdco”	Preamble
“Initial Directors”	Section 3.01(a)
“Initial GSM Independent Directors”	Section 3.01(a)
“Initial Grupo VM Directors”	Section 3.01(a)
“Nominating and Corporate Governance Committee”	Section 3.01(e)(ii)
“Notice of Primary Offering”	Section 4.01
“Permitted Transfer”	Section 6.02
“Qualified Director Nominee”	Section 3.01(e)(ii)
“Transfer”	Section 6.01
“Grupo VM”	Preamble
“Grupo VM Nominee”	Section 3.01(b)
“Working Hours”	Section 8.03(b)

SECTION 1.02. Other Definitional Provisions. (a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” As used in this Agreement, references to a “party” or the “parties” are intended to refer to a party to this Agreement or the parties to this Agreement. Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive.

(b) Any agreement, instrument, statute or regulation defined or referred to herein or in any instrument or certificate delivered in connection herewith means such agreement, instrument, statute or regulation as from time to time amended, consolidated, modified or supplemented and includes (in the case of agreements or instruments) references to all attachments thereto and instruments incorporated therein; references to a Person are also to its permitted successors and assigns.

(c) References to the “entire” Board of Directors are to the total number of director positions on the Board of Directors, without regard to any vacancies, at the relevant time. As an example, if there are nine director positions, six of which are filled and three of which are vacant, the entire Board of Directors shall be nine directors, action by a majority of the entire Board of Directors shall require the approval of five of the six sitting directors and action by two-thirds of the entire Board of Directors shall require the approval of all six of the sitting directors. If one or more Directors is not entitled to vote on a resolution in accordance with Article 33 of the Articles of Association, the size of the entire Board shall be deemed reduced by the number of conflicted Directors, except that any item that under the Articles of Association that requires the approval of two-thirds of the entire Board would still require either (i) the approval of two-thirds of the entire Board (determined without regard to the deemed reduction pursuant to this sentence) or (ii) the approval of two-thirds of the entire Board (determined after taking into account the deemed reduction pursuant to this sentence), including the approval of at least one Independent Director.

ARTICLE II

Holdco

SECTION 2.01. Ownership; Shares. Schedule I sets forth the number of Shares Grupo VM owns and its related Percentage Interest, as of the Effective Date.

ARTICLE III

Management and Operations of Holdco

SECTION 3.01. Board of Directors.

(a) Pursuant to the Business Combination Agreement, on the Effective Date the board of directors of Holdco (the “Board of Directors”) shall have up to nine Directors, consisting of: (1) three Directors designated by GSM after consultation with Grupo VM who qualify as independent directors under the Nasdaq Rules (regardless of whether Shares are listed thereon) and were members of the board of directors of GSM on the date prior to the Effective Date (the “Initial GSM Independent Directors”); (2) five Directors designated by Grupo VM, at least one of whom shall be designated after consultation with GSM and qualify as an independent director under the Nasdaq Rules (regardless of whether Shares are listed thereon) (the “Initial Grupo VM Directors”); and (3) AK, if he was serving as chairman of the board of directors of GSM on the date prior to the Effective Date (together with the Initial GSM Directors and the Initial Grupo VM Directors, the “Initial Directors”).

(b) Prior to the Sunset Date, subject to and in accordance with this Section 3.01, in connection with any election of the Board of Directors, Grupo VM shall have the right to nominate, for election at any meeting of Holdco shareholders called for the purpose of electing directors for, or to appoint persons to fill vacancies in, the Board of Directors, a number of director candidates (each such candidate, a “Grupo VM Nominee”) equal to its Percentage Interest multiplied by the number of directors constituting the entire Board of Directors, rounded up to the nearest whole number, calculated on the date that is ten days prior to the beginning of the period during which shareholders of Holdco may give notice of a resolution to be proposed at a general meeting pursuant to Article 21 of the Articles of Association; provided, however, that in the event such whole number would cause the Grupo VM Nominees to constitute two-thirds or more of the entire Board, such result shall be rounded down to the nearest whole number. Until the number of Grupo VM Directors is reduced to one, Grupo VM shall at all times nominate at least one Grupo VM Director who shall qualify as an independent director under the Nasdaq Rules (regardless of whether Shares are listed thereon).

(c) Prior to the Decrease Date, subject to and in accordance with this Section 3.01, the GSM Independent Directors shall have the exclusive right to nominate persons for election at any meeting of Holdco shareholders called for the purpose of electing directors for, or to appoint persons to fill vacancies in, the Board of Directors, subject to the right of Grupo VM to designate and nominate Directors under this Agreement and to Section 3.01(d). On and after the Decrease Date, the Board of Directors shall have the exclusive right to nominate persons for election at any meeting of Holdco shareholders called for the purpose of electing directors for, or to fill vacancies in, the Board of Directors, subject to the right of Grupo VM to designate and nominate Directors under this Agreement and to Section 3.01(d). With respect to any meeting of Holdco shareholders called for the purpose of electing directors prior to the Decrease Date, the number of nominations by the GSM Independent Directors shall not exceed the number of the entire Board of Directors reduced by the number of Grupo VM Directors and by any person entitled to nomination under Section 3.01(d).

(d) (i) Subject to the Articles of Association, for so long as AK is serving as the executive chairman of Holdco (the “Executive Chairman”), he shall be entitled to nomination for election as a director at any meeting of Holdco shareholders called for the purpose of electing directors.

(ii) Prior to the third anniversary of the Effective Date, if AK is not serving as the Executive Chairman, Grupo VM and/or the GSM Independent Directors may submit the names of one or more Person(s) to the Nominating and Corporate Governance Committee for consideration to be appointed as a director and act as the Executive Chairman. The Nominating and Corporate Governance Committee shall evaluate the qualifications of each such Person to serve as a director and the Executive Chairman and, following such evaluation, shall make a recommendation to the Board of Directors for action by the requisite approval of the entire Board of Directors as to such Person under the Articles of Association for appointment of a replacement Executive Chairman. In the event the requisite approval of the entire Board of Directors is not obtained in accordance with the Articles of Association, Grupo VM and/or the GSM Independent Directors may, and in any event Grupo VM shall, in good faith and consistent with the requirements of Section 3.01(e), within 30 days of such disapproval, submit the names of one or more additional (but not the same) Person(s) to serve as a director and act as the Executive Chairman for approval in accordance with the foregoing sentence. Grupo VM shall continue to submit the names of additional (but not the same) Persons in accordance with this Section 3.01(e)(ii) until the earlier of (x) such time as an Executive Chairman is appointed and (y) the third anniversary of the Effective Date. In the event the Executive Chairman is a Grupo VM Director or an Affiliate of Grupo VM, the Executive Chairman shall constitute a Grupo VM Nominee and a Grupo VM Director for all purposes under this Agreement.

(iii) On and after the third anniversary of the Effective Date, if AK is not serving as Executive Chairman, the Board of Directors may determine that Holdco’s chief executive officer should serve as a member of the Board of Directors; provided, that (A) if the chief executive officer is an Affiliate of Grupo VM, he or she shall be deemed to be a Grupo VM Nominee and a Grupo VM Director, as the case may be, for all purposes under this Agreement and (B) if the chief executive officer was a Grupo VM Director prior to such Board determination, he or she shall be deemed to be a Grupo VM Nominee and a Grupo VM Director, as the case may be, for all purposes under this Agreement.

(e) (i) Each Director shall at all times (A) be qualified to serve as a Director under applicable rules and policies of Holdco, the Exchange and applicable Law and (B) have demonstrated good judgment, character and integrity in his or her personal and professional dealings and have relevant financial, management and/or global business experience.

(ii) Each of the Director Nominees nominated as a GSM Independent Director or as a Grupo VM Director who is required to qualify as “independent” under the Nasdaq Rules (any such Director Nominee, a “Qualified Director Nominee”) shall at all times be qualified to serve as a director under applicable rules and policies of Holdco, the Exchange and applicable Law. Such qualification shall be determined with respect to each Qualified Director Nominee by the nominating and corporate governance committee of the Board of Directors, or other committee performing the functions of nominating directors for election to the Board of Directors (the “Nominating and Corporate Governance Committee”), acting reasonably and in good faith and in a manner consistent with the fiduciary duties of each director and the rules of the Exchange and applicable Law. In addition, in evaluating the Qualified Director Nominees for nomination, the Nominating and Corporate Governance Committee shall consider whether each Qualified Director Nominee (i) has demonstrated good judgment, character and integrity in his or her personal and professional dealings and (ii) has relevant financial, management and/or global business experience, each as determined by the Nominating and Corporate Governance Committee, acting reasonably and in good faith and in a manner consistent with the fiduciary duties of each director and the rules of the Exchange and applicable Law. In the event the Nominating and Corporate Governance Committee determines reasonably and in good faith and in a manner consistent with the fiduciary duties of each director, that a Qualified Director Nominee is ineligible to serve under the applicable rules and policies of Holdco, the Exchange and applicable Law, or otherwise does not satisfy the standards for service on the Board of Directors specified above, the Nominating and Corporate Governance Committee will inform Grupo VM, the Board of Directors and the Qualified Director Nominee of its determination and the basis therefor in writing and in reasonable detail and will allow a reasonable opportunity for Grupo VM, the Board of Directors and the Qualified Director Nominee to evaluate the determination, including through meetings and discussions with the Nominating and Corporate Governance Committee regarding the circumstances of his or her eligibility to serve. Following such discussions, if the Nominating and Corporate Governance Committee, acting reasonably and in good faith and in a manner consistent with the fiduciary duties of each director, has not reversed its determination that the Qualified Director Nominee is ineligible to serve, then, in the case of a Qualified Director Nominee who has been submitted for nomination, Grupo VM, the

GSM Independent Directors or the Board of Directors, as applicable, shall submit in good faith a replacement Board Nominee for consideration by the Nominating and Corporate Governance Committee as promptly as possible but in all cases within thirty (30) days, in accordance with the requirements of this Article III, or in the case of a Board Nominee who is an incumbent director, such Board Nominee will, if requested by the Nominating and Corporate Governance Committee, promptly tender his or her resignation from the Board of Directors or committee of the Board of Directors, as applicable, and the resulting vacancy will be filled pursuant to this Article III.

(f) Holdco shall, during the term of this Agreement, subject to applicable Law and to Section 3.01(e), include the Director Nominees in the slate of nominees recommended by the Board of Directors to the shareholders of Holdco, and included in the related Holdco notice of annual or other general meeting, voting ballots, proxy notice, or proxy statement (if applicable) and proposed as a resolution at such annual or general meeting, for election to the Board of Directors at any annual or other general meeting of shareholders of Holdco at which directors are to be elected.

(g) Grupo VM shall vote, in person or by proxy, its Shares at any meeting of the Holdco shareholders at which action is to be taken with respect to the election of directors to cause the election or reelection, as applicable, of the Grupo VM Nominees and any person nominated by the Board of Directors for any election of directors so long as such nominations are in accordance with this Agreement, and Grupo VM shall not take any actions which are inconsistent with the intent and purpose of the foregoing or vote, in person or by proxy, in any manner that is inconsistent with the intent and purpose of the foregoing. Grupo VM shall not vote, in person or by proxy, its Shares at any meeting of the Holdco shareholders to cause the removal as a director of any person entitled to nomination pursuant to Section 3.01(c) or any director nominated for election or appointment in accordance with Section 3.01(d).

(h) Upon the death, resignation, retirement, incapacity, disqualification or removal (with or without cause) for any other reason of any Grupo VM Director, Grupo VM shall have the right to nominate the individual to fill the resulting vacancy in accordance with Section 3.01(b) and the Articles of Association.

SECTION 3.02. Appointment of Executive Chairman and Executive Vice-Chairman. On the Effective Date, (a) AK shall be appointed as the Executive Chairman and (b) a Grupo VM Director, to be designated by Grupo VM, shall be appointed as the executive vice-chairman of the Board of Directors. Each of the Executive Chairman and the executive vice-chairman of the Board of Directors shall have the authority and responsibility set forth in the Articles of Association and as otherwise delegated or agreed by the Board of Directors from time to time.

SECTION 3.03. Committees. The Board of Directors may designate one or more committees of the Board of Directors. Prior to the Sunset Date, subject to applicable Law and the rules of the Exchange, each committee of the Board of Directors shall contain a number of Grupo VM Directors equal to the product (rounded up to the nearest whole number) of (a) the total number of members of such committee and (b) Grupo VM’s Percentage Interest; provided, however, that, prior to the Decrease Date, GSM Independent Directors shall constitute a majority of the Nominating and Corporate Governance Committee and, provided, further, that at all times the BCA Special Committee (as defined in the Business Combination Agreement) shall be a three-member committee composed of two GSM Independent Directors and one independent Grupo VM Director.

ARTICLE IV

Preemptive Rights

SECTION 4.01. Preemptive Rights. Grupo VM shall have preemptive rights to subscribe for up to its Percentage Interest of any issue of Covered Equity Securities by Holdco or any Holdco Subsidiary for cash or non-cash consideration, in each case on the same terms and at the same price per Covered Equity Security offered to each offeree. Prior to any such issuance of Covered Equity Securities, Holdco shall first deliver written notice to Grupo VM of the proposed primary offering, including the number and terms of the Covered Equity Securities to be sold, the proposed price per Covered Equity Security and other relevant terms of the issue and the proposed closing date for such transaction (“Notice of Primary Offering”). Grupo VM shall have a period of 60 days after delivery of the Notice of Primary Offering to elect to subscribe for a number of Covered Equity Securities, up to a maximum of the Percentage Interest of Grupo VM immediately prior to such issue multiplied by the number of Covered Equity Securities being issued. This right shall be exercised by Grupo VM, if at all, by delivery of written notice to Holdco. A failure to deliver such notice to Holdco shall be deemed an election by Grupo VM not to participate in the offering, but shall not waive Grupo VM’s rights with respect to future offerings. An election by Grupo VM to subscribe shall constitute an agreement to purchase that number of Covered Equity Securities so elected on the terms contained in the Notice of Primary Offering.

SECTION 4.02. Exceptions From Preemptive Rights. The preemptive rights of Grupo VM in Section 4.01 shall not apply to any issue by Holdco of Shares: (a) pursuant to any share split, share dividend or similar corporate action, (b) pursuant to a firm-commitment underwritten public offering of Shares for cash, with the number of Shares issued in any 12-month period pursuant to such offering not to exceed 10% of the Shares issued and outstanding immediately prior to such 12-month period, (c) in connection with the acquisition of any Person or the purchase of the assets or properties of any Person to the extent such Shares are not issued for cash consideration, (d) in connection with the bona fide sale by Holdco or any Holdco Subsidiary of all or substantially all of the equity securities of one or more Holdco Subsidiaries or (e) pursuant to an employee share plan, incentive plan, restricted share plan or other similar benefit plan, program or agreement approved by the Board of Directors.

SECTION 4.03. Nonintervention by Holdco. Holdco shall not, and shall not permit any of its Subsidiaries to, take any action that directly impairs the ability of Grupo VM to exercise its preemptive rights under this Article IV.

SECTION 4.04. Certain Issues of Shares. Holdco shall not issue any Shares in connection with the acquisition of any Person or the purchase of the assets or properties of any Person if the aggregate number of Shares to be issued in any single acquisition or purchase would exceed 20% of the issued and outstanding Shares immediately prior to such issue, without the prior approval of the holders of the Shares by ordinary resolution.

ARTICLE V

Standstill Provisions

SECTION 5.01. Standstill.

(a) Prior to the Sunset Date, neither Grupo VM nor any Affiliate of Grupo VM shall: (i) effect, agree, seek or make any proposal or offer with respect to, or announce any intention with respect to or cause or participate in or in any way assist, facilitate or encourage any other Person to effect or seek, directly or indirectly, (A) any acquisition of any Holdco Equity Securities (or beneficial ownership thereof), or any assets, indebtedness or businesses of Holdco or any Holdco Subsidiary, (B) any tender or exchange offer, merger or other business combination involving Holdco or any Holdco Subsidiary or assets of Holdco or any Holdco Subsidiary constituting a significant portion of the consolidated assets of Holdco and the Holdco Subsidiaries, (C) any recapitalization, restructuring, liquidation, dissolution, change of Control or other extraordinary transaction with respect to Holdco or any Holdco Subsidiary, or (D) any “solicitation” of “proxies” (as such terms are used in the proxy rules of the SEC) to vote any equity securities of Holdco; (ii) form, join or in any way participate in a “group” (as defined under the Exchange Act) with respect to Holdco or otherwise act in concert with any Person or group in respect of any equity securities of Holdco; (iii) except in accordance with this Agreement, otherwise act, alone or in concert with others, to seek representation on the Board of Directors; (iv) take any action which would or would reasonably be expected to cause Holdco to make a public announcement under applicable Law regarding any of the types of matters set forth in clause (i) above; (v) enter into any discussions or arrangements with any Person with respect to any of the foregoing or (vi) request that Holdco amend or waive any provision of this Section 5.01(a).

(b) Section 5.01(a) shall not prohibit: (i) any transaction, discussions or arrangements solely between or among Grupo VM and its Affiliates; (ii) any acquisition pursuant to an equity incentive or similar plan established by the Board of Directors for members of the Board of Directors in their capacities as such; (iii) any acquisition pursuant to or in connection with a share split, share dividend or similar corporate action initiated by Holdco; (iv) any acquisition pursuant to Article IV; (v) any purchase of Shares “regular-way” on the Nasdaq or other recognized securities exchange if immediately subsequent to such purchase, the aggregate Percentage Interests of Grupo VM and its Affiliates does not exceed the Permitted Maximum Percentage as of immediately prior to such purchase; (vi) any transaction previously approved by the Board of Directors in accordance with this Agreement and the Articles of Association and actions in furtherance thereof, (vii) any action expressly permitted by this Agreement or the Registration Rights Agreement; (viii) Grupo VM or any Grupo VM Director from engaging in non-public discussions with the Board of Directors regarding one or more transactions that would otherwise be prohibited by Section 5.01 so long as (A) with respect to any such discussions occurring prior to the Decrease Date with respect to matters of a type listed in paragraphs (b) and (c) of Article 34.3 of the Articles of Association, such discussions would not reasonably be expected to result in public disclosure by Grupo VM under applicable Law, including requirements of the SEC and (B) with respect to any such discussions occurring after the Decrease Date, such discussions would not reasonably be expected to result in public disclosure by Grupo VM under applicable Law, including requirements of the SEC, and (ix) at any time after the third anniversary of the Effective Date, an acquisition of Shares for cash pursuant to a takeover offer made to all holders of Shares for all Shares if such takeover offer (A) complies with all applicable requirements of the SEC, and (B) has a non-waivable condition that it be accepted by holders of a majority of Shares not held by Grupo VM and its Affiliates.

(c) Prior to the Decrease Date, Section 5.01(a) shall also not prohibit any transaction (or any proposal, announcement, discussion or arrangement in connection therewith) not of a type listed in paragraphs (b) and (c) of Article 34.3 of the Articles of Association (or any successor provisions) and actions in furtherance thereof; provided, however, that immediately subsequent to any such transaction otherwise permitted by this Section 5.01(c), the aggregate Percentage Interests of Grupo VM and its Affiliates does not exceed the Permitted Maximum Percentage.

(d) Section 5.01(a) shall also not prohibit or prevent Grupo VM or any of its Affiliates from acquiring securities of, or from entering into any merger or other business combination with, another Person that owns, beneficially or otherwise, any Holdco Equity Securities; provided, however, that (i) such Person shall not have acquired such Holdco Equity Securities in contemplation of Grupo VM or such Affiliate acquiring the securities of, or entering into any such merger or other business combination with, such Person, (ii) the ownership of such Holdco Equity Securities by such Person shall not be a material reason for Grupo VM or such Affiliate acquiring the securities of, or entering into any such merger or other business combination with, such Person, and (iii) such Person shall not own, beneficially or otherwise, greater than 1% of the Holdco Equity Securities then-outstanding.

(e) If (i) the aggregate Percentage Interest of Grupo VM and its Affiliates falls below 30% (other than as a result of an issuance or offering of Shares by Holdco with respect to which Grupo VM and its Affiliates did not have preemptive rights) and (ii) Grupo VM or any of its Affiliates subsequently purchases any Shares pursuant to Section 5.01(b)(v) and as a result of such purchase the aggregate Percentage Interests of Grupo VM and its Affiliates exceeds 30%, then Grupo VM will make a “mandatory bid” in compliance with Rule 9 of The City Code on Takeovers and Mergers, without regard for whether Rule 9 or such Code is otherwise applicable.

SECTION 5.02. Nonintervention by Holdco. Holdco shall not, and shall not permit any of its Subsidiaries to, take any action that would directly impair the ability of Grupo VM to exercise its rights under Sections 5.01(b), 5.01(c) and 5.01(d) or its obligations under Section 5.01(e).

ARTICLE VI

Transfers

SECTION 6.01. Restrictions on Transfers.

(a) Grupo VM shall not, directly or indirectly, by operation of Law, Contract or otherwise, (a) offer, transfer, sell, assign, pledge, hypothecate, encumber, gift or otherwise dispose of any beneficial ownership of, or pecuniary interest in, any Covered Equity Securities

(whether by sale, merger, consolidation, liquidation, dissolution, dividend, distribution or otherwise), (b) engage in any hedging, swap, forward contract or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of beneficial ownership of, or pecuniary interest in, any Covered Equity Securities, including any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to the Covered Equity Securities; or (c) enter into a short sale of, or trade in, derivative securities representing the right to vote or economic benefits of, the Covered Equity Securities (in each case, a “Transfer”), other than in a Permitted Transfer (as defined below).

(b) Any Transfer not expressly permitted herein shall be null and void ab initio and of no effect, and Holdco shall not record any such Transfer on its books or treat any purported transferee as the owner of Covered Equity Securities for any purpose.

(c) If and to the extent Grupo VM holds any Shares in certificated form, Grupo VM hereby agrees, as promptly as practicable after the date of this Agreement, to deliver certificates evidencing all of the Covered Equity Securities held by Grupo VM to Holdco, and hereby authorizes and instructs Holdco (including through Holdco’s transfer agent or registrar, as applicable), and Holdco agrees, not to register any Transfer of any of the Covered Equity Securities held by Grupo VM, except as expressly permitted by this Agreement and in any event not before any transferee of a Permitted Transfer has entered into a customary binding deed of adherence to this Agreement (if required hereunder), and to legend the certificates evidencing such Covered Equity Securities. Holdco agrees that as promptly as practicable after the date of this Agreement it shall (i) make a notation on its records and give instructions to the transfer agent and registrar for the Covered Equity Securities not to permit, during the term of this Agreement, the Transfer of the Covered Equity Securities held by Grupo VM and (ii) place (or cause the transfer agent and registrar for the Covered Equity Securities to place) the legend described below in its registry of members and on any certificates evidencing any Covered Equity Securities held by Grupo VM. Holdco agrees that, following the termination of this Agreement, Holdco shall cause any restricted transfer instructions imposed pursuant to this Section 6.01(c) to be lifted and any legended certificates delivered pursuant to this Section 6.01(c) to be replaced with certificates not bearing such legend.

Holdco shall note the following legend on its registry of members with respect to the Covered Equity Securities held by Grupo VM in certificated form, and each certificate evidencing Covered Equity Securities shall bear the following legend on the face thereof:

“THE SHARES REPRESENTED BY CERTIFICATE NO. [•] ARE SUBJECT TO RESTRICTIONS ON VOTING, TRANSFER AND CERTAIN OTHER LIMITATIONS SET FORTH IN THAT CERTAIN SHAREHOLDER AGREEMENT, DATED AS OF [            ], 2015, BETWEEN HOLDCO AND GRUPO VM, COPIES OF WHICH SHAREHOLDER AGREEMENT ARE ON FILE AT THE PRINCIPAL OFFICE OF HOLDCO. THE SHARES REPRESENTED BY CERTIFICATE NO. [•] MAY NOT BE VOTED, SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF EXCEPT IN ACCORDANCE WITH SAID SHAREHOLDER AGREEMENT.”

SECTION 6.02. Permitted Transfers. Each of the following is a “Permitted Transfer”:

(a) any Transfer to an Affiliate of Grupo VM, so long as such Affiliate, to the extent it has not already done so, executes a customary binding deed of adherence to this Agreement, in form and substance reasonably acceptable to Holdco;

(b) any Transfer to Holdco or a Subsidiary of Holdco;

(c) any Transfer pursuant to a widely distributed public offering of Shares for cash;

(d) any Transfer of Shares effected through a “brokers’ transaction” as defined in Rule 144(g) under the Securities Act;

(e) any Transfer of Shares pursuant to a privately-negotiated transaction to any purchaser who, along with its Affiliates or any “group” (as defined under the Exchange Act) of which it is a member (to the extent Grupo VM has knowledge of the existence and composition of such group after reasonable inquiry), immediately after the consummation of such Transfer, would have beneficial ownership of less than 10% of outstanding Shares, provided, that after reasonable inquiry, Grupo VM has no reason to believe that such purchaser is, or has the intent to be, a Person who would be required to file a Schedule 13D (or successor form) under the Exchange Act disclosing an intent other than for investment;

(f) any Transfer of Shares in connection with a public tender or similar takeover offer made to all holders of Shares for all Shares if such public tender or similar takeover offer (i) complies with all applicable requirements of the SEC, the Exchange and other applicable Law, (ii) is made on the same price per Share, with the same form of consideration per Share and otherwise on the same terms and conditions to all holders of Shares (provided, however, that if the holders of Shares are granted the right to elect to receive one of two or more alternative forms of consideration, the foregoing provision shall be deemed satisfied if each holder of Shares is granted identical election rights) and (iii) has a non-waivable condition that it be accepted by holders of a majority of the Shares not held by Grupo VM or its Affiliates;

(g) any pledge of Shares if (i) such pledge is in favor of a bona fide independent financial institution that is not a “state-owned enterprise” (which term shall not include any publicly traded European financial institution in which some but not all of the equity interests therein are owned by a Governmental Authority) and (ii) as a condition to pledgee’s ability to take ownership of such Shares, such pledgee agrees to comply with the restrictions in this Article VI with respect to such Shares (it being acknowledged and agreed that such pledgee shall inure to the rights of Grupo VM and its Affiliates under the Registration Rights Agreement with respect to such Shares); and

(h) any hedging, swap, forward or other derivative contract with respect to any Covered Equity Securities, provided that (i) at no time shall the aggregate number of Covered Equity Securities underlying such hedging, swap, forward or other derivative arrangements exceed 20% of the aggregate number of the Covered Equity Securities held by Grupo VM and its Affiliates and (ii) Grupo VM shall not lend, or permit or authorizing the lending of, any Covered Equity Security to any Person.

ARTICLE VII

Representations and Warranties

SECTION 7.01. Representations and Warranties of Grupo VM. Grupo VM represents and warrants as of the date hereof as follows:

(a) Due Incorporation. It is duly incorporated, registered and validly existing under the laws of the jurisdiction of its incorporation, and has the power and lawful authority to own its assets and properties and to carry on its business as now conducted. It is duly licensed or qualified to do business in each jurisdiction in which it transacts business, except where the failure to be so licensed or qualified would not, individually or in the aggregate, have a material adverse effect on its consolidated financial condition or on its ability to perform its obligations under this Agreement.

(b) Authority to Execute and Perform Agreement. It has the full right, power, authority and approval required to enter into, execute and deliver this Agreement and to perform fully its obligations hereunder. Assuming the due execution and delivery by Holdco, this Agreement constitutes the valid and binding obligations of Grupo VM, enforceable in accordance with its terms, except as (i) such enforceability may be limited by bankruptcy, insolvency, reorganization or moratorium or other similar laws affecting the enforcement of creditors’ rights generally, and (ii) the availability of remedies may be limited by equitable principles of general applicability.

(c) No Conflicts. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereunder and the performance of this Agreement in accordance with the terms and conditions thereof, will not conflict with or result in the breach or violation of any of the terms or conditions of, or constitute (or with notice or lapse of time or both would constitute) a default under, (i) the certificate of incorporation, by-laws or other constitutive documents of Grupo VM; (ii) any instrument or Contract to which Grupo VM is a party or by or to which it or its assets or properties are bound or subject; or (iii) any statute or any regulation, order, judgment or decree of any Governmental Authority, except, in each case, for such breaches, violations or defaults that would not, individually or in the aggregate, materially impair the ability of Grupo VM to perform its obligations under this Agreement.

SECTION 7.02. Representations and Warranties of Holdco. Holdco represents and warrants as of the date hereof as follows:

(a) Due Incorporation. It is duly incorporated, registered and validly existing under the laws of England and has the power and lawful authority to own its assets and properties and to carry on its business as now conducted. It is duly licensed or qualified to do business in each jurisdiction in which it transacts business, except where the failure to be so licensed or qualified would not, individually or in the aggregate, have a material adverse effect on its consolidated financial condition or on its ability to perform its obligations under this Agreement.

(b) Authority to Execute and Perform Agreement. It has the full right, power, authority and approval required to enter into, execute and deliver this Agreement and to perform fully its obligations hereunder. Assuming the due execution and delivery by Grupo VM, this Agreement constitutes the valid and binding obligations of Holdco, enforceable in accordance with its terms, except as (i) such enforceability may be limited by bankruptcy, insolvency, reorganization or moratorium or other similar laws affecting the enforcement of creditors’ rights generally, and (ii) the availability of remedies may be limited by equitable principles of general applicability.

(c) No Conflicts. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereunder and the performance of this Agreement in accordance with the terms and conditions thereof, will not conflict with or result in the breach or violation of any of the terms or conditions of, or constitute (or with notice or lapse of time or both would constitute) a default under, (i) the Articles of Association as of the date of this Agreement; (ii) any instrument or Contract to which Holdco is a party or by or to which it or its assets or properties are bound or subject; or (iii) any statute or any regulation, order, judgment or decree of any Governmental Authority, except, in each case, for such breaches, violations or defaults that would not, individually or in the aggregate, materially impair the ability of Holdco to perform its obligations under this Agreement.

ARTICLE VIII

Miscellaneous

SECTION 8.01. Term and Termination of Agreement. (a) This Agreement shall continue in full effect until the Sunset Date, and shall terminate immediately thereafter. Except as expressly set out in this Agreement, neither party shall be entitled to rescind or terminate this Agreement in any circumstances whatsoever at any time, and each party waives any rights of rescission or termination it may have.

(b) Upon termination of this Agreement pursuant to Section 8.01(a), each party to this Agreement shall release and discharge the other party from all claims or demands under or in connection with this Agreement, except that (i) this Article VIII shall survive such termination and (ii) nothing herein shall relieve any party from liabilities or damages incurred or suffered as a result of a Willful and Material Breach (as defined in the Business Combination Agreement) by such party of any of its respective representations, warranties, covenants or other agreements set forth in this Agreement.

SECTION 8.02. Confidentiality Agreement. Grupo VM hereby agrees that, notwithstanding any other provision of this Agreement to the contrary, Grupo VM and its Affiliates may be provided confidential information in accordance with and subject to the terms of a Confidentiality Agreement in the form attached hereto as Exhibit A, which such Confidentiality Agreement has been mutually executed and delivered concurrently with the execution and delivery of this Agreement.

SECTION 8.03. Notices. (a) Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be given as follows:

If to Holdco, addressed to it at:

[ ● ]

Tel: [ ● ]

Fax: [ ● ]

Attention: [ ● ]

Email: [ ● ]

with a copy to (for information purposes only):

[ ● ]

Tel: [ ● ]

Fax: [ ● ]

Attention: [ ● ]

Email: [ ● ]

If to Grupo VM, addressed to it at:

[ ● ]

Tel: [ ● ]

Fax: [ ● ]

Attention: [ ● ]

Email: [ ● ]

with a copy to (for information purposes only):

[ ● ]

Tel: [ ● ]

Fax: [ ● ]

Attention: [ ● ]

Email: [ ● ]

(b) Any notice or other communication given under this Agreement or in connection with the matters contemplated herein shall, except where otherwise specifically provided, be in writing in the English language, addressed as provided in Section 8.03(a) and served: (i) by leaving it at the relevant address in which case it shall be deemed to have been given upon delivery to that address; (ii) by fax, in which case it shall be deemed to have been given when despatched subject to confirmation of uninterrupted transmission by a transmission report; or (iii) by e-mail, in which case it shall be deemed to have been given when despatched subject to confirmation of delivery by a delivery receipt, provided that in the case of sub-clauses (ii) and (iii) any notice despatched other than between the hours of 9:30 a.m. to 5:30 p.m. on a business day (“Working Hours”) shall be deemed given at the start of the next period of Working Hours.

(c) Any party to this Agreement may notify the other parties of any change to its address or other details specified in Section 8.03(a) provided that such notification shall only be effective on the date specified in such notice or five business days after the notice is given, whichever is later.

SECTION 8.04. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of an arbitral tribunal or court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the arbitral tribunal or court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or (to the extent possible) to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such arbitral tribunal or court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

SECTION 8.05. Entire Agreement; Amendments and Waivers. This Agreement constitutes the complete, final and exclusive statement of the agreement among the parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties. No amendment, supplement, modification, rescission or waiver of this Agreement shall be binding unless executed in writing by the parties hereto. Failure to insist upon strict compliance with any of the terms, covenants or conditions hereof shall not be deemed a waiver of such term, covenant or condition, nor shall any waiver or relinquishment of any right or power hereunder at any one or more times be deemed a waiver or relinquishment of such right or power at any other time or times, and no waiver of any of the provisions of this Agreement shall be deemed or shall constitute a continuing waiver unless otherwise expressly provided. The parties expressly acknowledge that they have not relied upon any prior agreements, understandings, negotiations and discussions, whether oral or written.

SECTION 8.06. Assignment. Grupo VM shall not assign any of its rights under this Agreement, in whole or in part, to any Person, without first obtaining the prior written consent of Holdco, and any assignment in contravention hereof shall be null and void; provided, that Grupo VM may assign this Agreement to an Affiliate in connection with a Permitted Transfer if such Affiliate executes a customary binding deed of adherence to this Agreement, in form and substance reasonably acceptable to Holdco. This Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective permitted successors and assigns.

SECTION 8.07. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of the parties and their respective successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement or shall be enforceable by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this Agreement.

SECTION 8.08. Mutual Drafting. Each party has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision.

SECTION 8.09. Governing Law; Consent to Jurisdiction.

(a) This Agreement and any non-contractual rights or obligations arising out of or in connection with it shall be governed by, and construed in accordance with, the laws of England.

(b) The parties irrevocably agree that the courts of England and Wales shall have exclusive jurisdiction to settle any Disputes, and waive any objection to proceedings before such courts on the grounds of venue or on the grounds that such proceedings have been brought in an inappropriate forum.

(c) For the purposes of this Section 8.09, “Dispute” means any dispute, controversy, claim or difference of whatever nature arising out of, relating to, or having any connection with this Agreement, including a dispute regarding the existence, formation, validity, interpretation, performance or termination of this Agreement or the consequences of its nullity and also including any dispute relating to any non-contractual rights or obligations arising out of, relating to, or having any connection with this Agreement.

SECTION 8.10. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 8.11. Delivery by Facsimile or Email. This Agreement, and any amendments hereto, waivers hereof or consents hereunder, to the extent signed and delivered by facsimile or by email with scan attachment, shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of either party, the other party shall re-execute original forms thereof and deliver them to the requesting party. No party shall raise the use of facsimile or email to deliver a signature or the fact that any signature was transmitted or communicated by facsimile or email with scan attachment as a defense to the formation of a legally binding contract, and each such party forever waives any such defense.

SECTION 8.12. Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent actual or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in any courts of England or Wales or any state or foreign jurisdiction having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. The parties waive, in connection with any action for specific performance or injunctive relief, the defense of adequacy of remedies at law and any requirement under law to post a bond or other security or prove damages as a prerequisite to obtaining equitable relief.

SECTION 8.13. Process Agent. Without prejudice to any other permitted mode of service, the parties agree that service of any claim form, notice or other document for the purpose of or in connection with any action or proceeding in England or Wales arising out of or in any way relating to this Agreement shall be duly served upon Grupo VM if it is delivered personally or sent by recorded or special delivery post (or any substantially similar form of mail) to [insert address of process agent] (marked for the attention of [insert name of the person or officer to whom the documents are to be sent] or such other person and address in England or Wales as such party shall notify all the other parties in writing from time to time, whether or not such claim form, notice or other document is forwarded to the relevant party or received by such party.

[remainder of page intentionally left blank]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its respective officers thereunto duly authorized on the date first above written.

GRUPO VILLAR MIR, S.A.U.,

by

Name:
Title:

VELONEWCO PLC,

by

Name:
Title:

[Signature Page to Grupo VM Shareholder Agreement]

Schedule I

Shareholders	Number of Shares	Percentage Interest as of the Effective Date
Grupo VM	[●]	[57	%]

Exhibit A

Confidentiality Agreement

[Holdco Letterhead]

[ ● ], 2015

[GRUPO VILLAR MIR, S.A.U.]

[ADDRESS]

[ADDRESS]

[ADDRESS]

Attention: [ ● ]

Re:	Confidentiality and Access Rights Agreement

Ladies and Gentlemen:

Following the execution of that certain Shareholder Agreement, dated as of February [ ● ], 2015 (the “Agreement”), by and between Grupo Villar Mir, S.A.U., a public limited company (sociedad anónima) incorporated under the laws of Spain (“Grupo VM”), and VeloNewco Limited, a public limited company incorporated under the laws of England (“Holdco”), Grupo VM has been granted the right to appoint certain directors (the “Grupo VM Directors”) to the board of directors of Holdco (the “Board”) effective [ ● ], 2015. Holdco understands and agrees that, subject to the terms of, and in accordance with, this letter agreement, each member of the Board may, if and to the extent he or she desires to do so, disclose information each of them obtains while serving as a member of the Board on a strictly confidential basis to you and your Representatives (as hereinafter defined) and may discuss such information with such persons, subject to the terms and conditions of this letter agreement. As a result, you may receive certain non-public information regarding Holdco. You acknowledge that this information is proprietary to Holdco and may include trade secrets or other business information, the unauthorized disclosure of which could harm Holdco. In consideration for, and as a condition of, non-public information being furnished to you (and, subject to the restrictions in paragraph 2 below, your attorneys, advisors, affiliates, directors, officers, members, partners and employees, collectively, “Representatives”), you agree to treat any and all information concerning or relating to Holdco or any of its subsidiaries or affiliates that is furnished to you or your Representatives (regardless of the manner in which it is furnished, including without limitation in written or electronic format or orally, gathered by visual inspection or otherwise) by the Board, or by or on behalf of Holdco, together with any notes, analyses, reports, models, compilations, studies, interpretations, documents or records containing, referring, relating to, based upon or derived from such information, in whole or in part (collectively, “Confidential Information”), in accordance with the provisions of this letter agreement, and to take or abstain from taking the other actions hereinafter set forth. The parties hereto agree that the term “Grupo VM Directors” shall include any successor or replacement director appointed to the Board pursuant to Section 3.01(b) of the Agreement for all purposes hereunder.

1. The term “Confidential Information” does not include information that is or was (a) generally available to the public other than as a result of disclosure by you or your Representatives in violation of this Agreement (b) independently acquired by you or your

Representatives without violating any of their obligations under this Agreement or under any other contractual, legal, fiduciary or other binding obligation with or to Holdco, (c) available to you or your Representatives on a non-confidential basis other than as a result of its disclosure to you or your Representatives by Holdco or any representative of Holdco, provided that, to your knowledge, the source of such information is not prohibited from transmitting the information to you or your Representatives by a contractual, legal, fiduciary or other binding obligation with or to Holdco or (d) provided to you on a non-confidential basis and in your possession prior to the date hereof.

2. You hereby agree that you and your Representatives will (a) keep the Confidential Information strictly confidential and (b) not disclose any of the Confidential Information in any manner whatsoever without the prior written consent of Holdco; provided, however, that you may disclose any of such information to your Representatives (i) who need to know such information for the sole purpose of advising you in connection with your investment in Holdco and (ii) who are informed by you in advance of the confidential nature of such information and who are subject to confidentiality obligations to you with respect thereto; provided, further, that you will be responsible for any violation of this letter agreement by your Representatives as if they were parties hereto.

3. In the event that you or any of your Representatives are required by applicable subpoena, legal process or other legal requirement to disclose any of the Confidential Information, you will, when possible, promptly notify (except where such notice would be legally prohibited) Holdco in writing and, where practicable, provide reasonable cooperation, at Holdco’s expense, so that Holdco may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this letter agreement. If, in the absence of a protective order or other remedy or the receipt of a waiver from Holdco, you or any of your Representatives are nonetheless advised by your legal counsel that you are legally compelled to disclose Confidential Information, you may, without liability hereunder, disclose to such tribunal that portion of the Confidential Information which such counsel advises you is legally required to be disclosed, provided that you notify the recipient of the existence of this letter agreement and your obligations hereunder to maintain the confidentiality of the Confidential Information. In no event will you oppose any action by Holdco to obtain a protective order, motion to quash or other relief to prevent the disclosure of the Confidential Information or to obtain reliable assurance that confidential treatment will be afforded the Confidential Information. It is understood that there shall be no “legal requirement” requiring you to disclose any Confidential Information solely by virtue of the fact that, absent such disclosure, you would be prohibited from purchasing, selling, or engaging in derivative or other transactions with respect to, Holdco’s ordinary shares or other securities of Holdco.

4. You acknowledge that (a) Holdco does not make any representation or warranty, express or implied, as to the accuracy or completeness of any Confidential Information, and (b) Holdco shall not have any liability to you or to any of your Representatives relating to or resulting from the use of the Confidential Information or any errors therein or omissions therefrom.

5. All Confidential Information shall remain the property of Holdco. Neither you nor any of your Representatives shall by virtue of any disclosure of and/or your use of any Confidential

Information acquire any rights with respect thereto, all of which rights (including all intellectual property rights) shall remain exclusively with Holdco. No licenses or rights under any patent, copyright, trademark, or trade secret are granted or are to be implied by this letter agreement.

6. You acknowledge, and will advise your Representatives, that the Confidential Information may constitute material non-public information under applicable United States federal and state securities laws and that such securities laws prohibit any person who has received material, non-public information concerning Holdco from purchasing or selling securities of Holdco or from communicating such information to any other persons under circumstances in which it is reasonably foreseeable that such person is likely to purchaser or sell such securities. You further agree that you will not purchase or sell securities of Holdco in violation of applicable United States federal and state securities laws.

7. You hereby represent and warrant to Holdco that this letter agreement has been duly authorized, executed and delivered by you, and is a valid and binding obligation, enforceable against you in accordance with its terms.

8. It is understood and agreed that no failure or delay by you or Holdco in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or future exercise thereof or the exercise of any other right, power or privilege hereunder.

9. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent actual or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in any courts of England or Wales or any state or foreign jurisdiction having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. The parties waive, in connection with any action for specific performance or injunctive relief, the defense of adequacy of remedies at law and any requirement under law to post a bond or other security or prove damages as a prerequisite to obtaining equitable relief.

10. At any time upon the written request of Holdco for any reason, you will promptly deliver to Holdco or destroy all Confidential Information (and all copies thereof) furnished to you by or on behalf of Holdco; provided, however, that in the event you destroy such Confidential Information, you shall provide Holdco with a certificate of an officer of Grupo VM certifying such destruction. Notwithstanding the foregoing, you (a) may retain a copy of the Confidential Information in order to comply with applicable law, regulation or professional standards, and (b) to the extent that Confidential Information is retained in standard archival or computer back-up system in the ordinary course of business, such retained Confidential Information shall not be required to be destroyed, provided, that, such retained Confidential Information shall remain subject to the terms of this letter agreement for so long as retained by you. Notwithstanding the return or destruction of Confidential Information, you will continue to be bound by the confidentiality and other obligations set forth in this letter agreement.

11. You and your Representatives will, upon reasonable notice, have reasonable access, during normal business hours, to Holdco employees, properties, books, contracts and records and Holdco will furnish promptly, upon reasonable request, all information that may be reasonably requested concerning its business, properties and personnel for use that is reasonably related to your shareholding in Holdco; provided, however, that Holdco shall not be required to provide access to or disclose information where such information or access would, in the reasonable judgment of Holdco, (a) breach any contract with any third party, (b) constitute a waiver of the attorney-client or other privilege held by Holdco or (c) otherwise violate any applicable law. In the event any of the restrictions in clauses (a) through (c) of the foregoing sentence shall apply, Holdco shall advise you of the subject matter of any such information that cannot be disclosed and shall use its commercially reasonable efforts to make appropriate alternate disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with applicable laws.

12. (a) This Agreement and any non-contractual rights or obligations arising out of or in connection with it shall be governed by, and construed in accordance with, the laws of England.

(b) The parties irrevocably agree that the courts of England and Wales shall have exclusive jurisdiction to settle any Disputes, and waive any objection to proceedings before such courts on the grounds of venue or on the grounds that such proceedings have been brought in an inappropriate forum.

(c) For the purposes of this letter agreement, “Dispute” means any dispute, controversy, claim or difference of whatever nature arising out of, relating to, or having any connection with this letter agreement, including a dispute regarding the existence, formation, validity, interpretation, performance or termination of this letter agreement or the consequences of its nullity and also including any dispute relating to any non-contractual rights or obligations arising out of, relating to, or having any connection with this letter agreement.

13. This letter agreement contains the entire understanding of the parties with respect to the subject matter hereof and thereof and may be amended only by an agreement in writing executed by the parties hereto.

14. Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be given as follows:

If to Holdco, addressed to it at:

[ ● ]

Tel: [ ● ]

Fax: [ ● ]

Attention: [ ● ]

Email: [ ● ]

with a copy to (for information purposes only):

[ ● ]

Tel: [ ● ]

Fax: [ ● ]

Attention: [ ● ]

Email: [ ● ]

If to Grupo VM, addressed to it at:

[ ● ]

Tel: [ ● ]

Fax: [ ● ]

Attention: [ ● ]

Email: [ ● ]

with a copy to (for information purposes only):

[ ● ]

Tel: [ ● ]

Fax: [ ● ]

Attention: [ ● ]

Email: [ ● ]

Any notice or other communication given under this letter agreement or in connection with the matters contemplated herein shall, except where otherwise specifically provided, be in writing in the English language, addressed as provided in this paragraph 13 and served: (a) by leaving it at the relevant address in which case it shall be deemed to have been given upon delivery to that address; (b) by fax, in which case it shall be deemed to have been given when despatched subject to confirmation of uninterrupted transmission by a transmission report; or (c) by e-mail, in which case it shall be deemed to have been given when despatched subject to confirmation of delivery by a delivery receipt, provided that in the case of sub-clauses (b) and (c) any notice despatched other than between the hours of 9:30 a.m. to 5:30 p.m. on a business day (“Working Hours”) shall be deemed given at the start of the next period of Working Hours. Any party to this letter agreement may notify the other parties of any change to its address or other details specified in this paragraph 13 provided that such notification shall only be effective on the date specified in such notice or five business days after the notice is given, whichever is later.

15. If at any time subsequent to the date hereof, any provision of this letter agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of this letter agreement.

16. This letter agreement may be executed (including by facsimile or PDF) in two or more counterparts which together shall constitute a single agreement.

17. This letter agreement and the rights and obligations herein may not be assigned or otherwise transferred, in whole or in part, by you without the express written consent of Holdco.

18. This letter agreement shall expire one year from the date on which each of the Grupo VM Directors ceases to be a director of Holdco.

19. Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this letter agreement, and that it has executed the same with the advice of said counsel. Each party and its counsel cooperated and participated in the drafting and preparation of this letter agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this letter agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this letter agreement shall be decided without regards to events of drafting or preparation.

[Signature Page Follows]

Please confirm your understanding and agreement to this letter agreement by signing and returning a copy of this letter agreement to Holdco.

VeloNewco Limited

By:
Name:
Title:

Acknowledged and Agreed to

this [ ● ] day of [ ● ]

Grupo Villar Mir, S.A.U.

By:
Name:
Title:

ANNEX D: FORM OF AK SHAREHOLDERS’ AGREEMENT

SHAREHOLDER AGREEMENT

BETWEEN

Alan Kestenbaum,

[The AK Related Parties]

AND

VELONEWCO PLC

Dated as of [●], 2015

D-i

SECTION 6.05. Assignment	D-11
SECTION 6.06. Parties in Interest	D-11
SECTION 6.07. Mutual Drafting	D-11
SECTION 6.08. Governing Law; Consent to Jurisdiction	D-11
SECTION 6.09. Counterparts	D-11
SECTION 6.10. Delivery by Facsimile or Email	D-12
SECTION 6.11. Specific Performance	D-12
SECTION 6.12. Process Agent	D-12
SCHEDULES
SCHEDULE I Percentage Interest

D-ii

SHAREHOLDER AGREEMENT (as it may be amended, restated, supplemented or otherwise modified from time to time, this “Agreement”), dated as of [ ● ], 2015, between Alan Kestenbaum (“AK”) and [AK Related Parties] (the “AK Affiliates”, and together with AK, collectively, the “AK Group”), on the one hand, and VeloNewco Limited, a public limited company incorporated under the laws of England (“Holdco”), on the other hand.

WHEREAS, on the Effective Date, Holdco issued Shares to the AK Group pursuant to the Business Combination Agreement;

WHEREAS, at the Effective Time (as defined in the Business Combination Agreement) AK is expected to enter into a gain recognition agreement pursuant to U.S. Treasury Regulations Section 1.367(a)-8 with respect thereto (the “Gain Recognition Agreement”); and

WHEREAS the parties hereto desire to enter into this Agreement to govern certain rights, obligations and interests of the AK Group with respect to Holdco.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

SECTION 1.01. Defined Terms. (a) In this Agreement, the following terms shall have the meanings set forth below:

“Affiliate” shall mean, with respect to any specified Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls, is Controlled by or is under common Control with such specified Person. Notwithstanding the foregoing, (i) neither Holdco nor any Person Controlled by Holdco shall be deemed to be an “Affiliate” of the AK Group or of any Affiliate of the AK Group and (ii) neither the AK Group nor any Affiliate thereof shall be deemed to be an “Affiliate” of any other Shareholder or any Affiliate thereof by virtue of its Shares.

“Articles of Association” shall mean the [Amended and Restated Articles of Association of Holdco], as the same may be amended or supplemented from time to time.

“Business Combination Agreement” shall mean the Amended and Restated Business Combination Agreement among GSM, FA, Grupo VM, Holdco and Merger Sub, dated as of May 5, 2015.

“Code” shall mean the United States Internal Revenue Code of 1986, as amended.

“Contract” shall mean, as to any Person, any contract, lease, easement, license, instrument or understanding to which the applicable Person is a party.

“Control” shall mean, as to any Person, the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of shares or other equity securities or as trustee or executor, by Contract or otherwise. The terms “Controlled” and “Controlling” shall have a correlative meaning.

“Effective Date” shall mean the Closing Date (as defined in the Business Combination Agreement).

“equity security” shall have the meaning given to such term in Rule 405 under the Securities Act.

“Exchange” shall mean the stock exchange in which Holdco maintains its primary listing, and in all events will be the NASDAQ so long as listed thereon.

“Exchange Act” means the Securities Exchange of 1934, as amended, and the rules and regulations promulgated thereunder.

“FA” shall mean Grupo FerroAtlántica, S.A.U.

“Governmental Authority” shall mean any national, federal, state, county, municipal, local or foreign government, or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government, and any arbitrator or arbitral body or panel of competent jurisdiction.

“Grupo VM” shall mean Grupo Villar Mir, S.A.U.

“Grupo VM Nominee” shall mean each director candidate nominated by Grupo VM for election at any meeting of Holdco shareholders called for the purpose of electing directors for, or to appoint persons to fill vacancies in, the Board of Directors in accordance with the Articles of Association and the Grupo VM Shareholder Agreement.

“Grupo VM Shareholder Agreement” shall mean the Shareholder Agreement between Grupo VM and Holdco, dated [●], 2015

“GSM” shall mean Globe Specialty Metals, Inc.

“IRS” shall mean the United States Internal Revenue Service.

“Law” shall mean any federal, state, provincial, municipal, local or foreign law, statute, code, ordinance, rule, regulation, circular, order, judgment, writ, stipulation, award, injunction, decree or arbitration award or finding.

“Percentage Interest” shall mean, with respect to any Shareholder, the percentage of the total issued and outstanding Shares of Holdco owned by that Shareholder.

“Person” shall mean any individual, corporation, limited company, limited liability company, partnership, association, trust, unincorporated organization, Governmental Authority, other entity or group (as defined in Section 13(d) of the Exchange Act).

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shareholders” shall mean the shareholders of Holdco.

“Shares” shall mean Company Ordinary Shares (as defined in the Articles of Association).

Tax Authority” shall mean a Governmental Authority (foreign or domestic) or any subdivision, agency, commission or authority thereof having jurisdiction over the assessment, determination, collection or imposition of any Tax.

“Tax Return” shall mean any report, return (including information return), claim for refund, election, estimated Tax filing or declaration required to be supplied to any Governmental Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Taxes” shall mean any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority (whether payable directly or by withholding), including income, franchise, windfall or other profits, gross receipts, property, escheat or unclaimed property, sales, use, severance, net worth, capital stock, branch profits, customs duties, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, premium, minimum and alternative minimum, gains tax and license, registration and documentation fees, and any amounts imposed as a result of U.S. Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) as transferee, successor, by contract or otherwise.

“U.S. Treasury Regulations” shall mean the United States Treasury Regulations promulgated under the Code.

(b) Each of the following terms is defined in the Section listed opposite such term:

Term	Defined in
“Agreement”	Preamble
“AK”	Preamble
“AK Affiliates”	Preamble
“AK Group”	Preamble
“Board of Directors”	Section 3.01(a)
“Executive Chairman”	Section 3.01(b)
“Gain Recognition Agreement”	Recitals
“Holdco”	Preamble

SECTION 1.02. Other Definitional Provisions. (a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” As used in this Agreement, references to a “party” or the “parties” are intended to refer to a party to this Agreement or the parties to this Agreement. Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive.

(b) Any agreement, instrument, statute or regulation defined or referred to herein or in any instrument or certificate delivered in connection herewith means such agreement, instrument, statute or regulation as from time to time amended, consolidated, modified or supplemented and includes (in the case of agreements or instruments) references to all attachments thereto and instruments incorporated therein; references to a Person are also to its permitted successors and assigns.

ARTICLE II

HOLDCO

SECTION 2.01. Ownership; Shares. Schedule I sets forth the number of Shares the AK Group owns and its related Percentage Interest, as of the Effective Date.

ARTICLE III

MANAGEMENT AND OPERATIONS OF HOLDCO

SECTION 3.01. Board of Directors.

(a) Pursuant to the Business Combination Agreement, on the Effective Date, AK shall be appointed to the board of directors of Holdco (the “Board of Directors”); provided, AK was serving as chairman of the board of directors of GSM on the date prior to the Effective Date. Subject to the Articles of Association, from and after the Effective Time and for so long as AK is serving as the executive chairman of Holdco (the “Executive Chairman”), he shall be entitled to nomination for election as a director at any meeting of Holdco shareholders called for the purpose of electing directors.

(b) From and after the Effective Time and until such time as the aggregate Percentage Interest of the AK Group falls below 1%, the AK Group shall vote, in person or by proxy, its Shares at any meeting of the Holdco shareholders at which action is to be taken with respect to the election of directors to cause the election or reelection, as applicable, of the Grupo VM Nominees and any person nominated by the Board of Directors for any election of directors so long as such nominations are in accordance with this Agreement, and the AK Group shall not take any actions which are inconsistent with the intent and purpose of the foregoing or vote, in person or by proxy, in any manner that is inconsistent with the intent and purpose of the foregoing.

SECTION 3.02. Appointment of Executive Chairman. On the Effective Date, AK shall be appointed as the Executive Chairman. The Executive Chairman of the Board of Directors shall have the authority and responsibility set forth in the Articles of Association and as otherwise delegated or agreed by the Board of Directors from time to time.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

SECTION 4.01. Representations and Warranties of the AK Group. The AK Group represents and warrants as of the date hereof as follows:

(a) Due Incorporation. Each of the AK Affiliates is duly incorporated, registered and validly existing under the laws of the jurisdiction of its incorporation, and has the power and lawful authority to own its assets and properties and to carry on its business as now conducted. Each of the AK Affiliates is duly licensed or qualified to do business in each jurisdiction in which it transacts business, except where the failure to be so licensed or qualified would not, individually or in the aggregate, have a material adverse effect on its consolidated financial condition or on its ability to perform its obligations under this Agreement.

(b) Authority to Execute and Perform Agreement. Each of AK and the AK Affiliates has the full right, power, authority and approval required to enter into, execute and deliver this Agreement and to perform fully its obligations hereunder. Assuming the due execution and delivery by Holdco, this Agreement constitutes the valid and binding obligations of each of AK and the AK Affiliates, enforceable in accordance with its terms, except as (i) such enforceability may be limited by bankruptcy, insolvency, reorganization or moratorium or other similar laws affecting the enforcement of creditors’ rights generally, and (ii) the availability of remedies may be limited by equitable principles of general applicability.

(c) No Conflicts. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereunder and the performance of this Agreement in accordance with the terms and conditions thereof, will not conflict with or result in the breach or violation of any of the terms or conditions of, or constitute (or with notice or lapse of time or both would constitute) a default under, (i) the certificate of incorporation, by-laws or other constitutive documents of the AK Affiliates; (ii) any instrument or Contract to which any of AK and the AK Affiliates is a party or by or to which it or its assets or properties are bound or subject; or (iii) any statute or any regulation, order, judgment or decree of any Governmental Authority, except, in each case, for such breaches, violations or defaults that would not, individually or in the aggregate, materially impair the ability of AK or any of the AK Affiliates to perform its obligations under this Agreement.

SECTION 4.02. Representations and Warranties of Holdco. Holdco represents and warrants as of the date hereof as follows:

(a) Due Incorporation. It is duly incorporated, registered and validly existing under the laws of England and has the power and lawful authority to own its assets and properties and to carry on its business as now conducted. It is duly licensed or qualified to do business in each jurisdiction in which it transacts business, except where the failure to be so licensed or qualified would not, individually or in the aggregate, have a material adverse effect on its consolidated financial condition or on its ability to perform its obligations under this Agreement.

(b) Authority to Execute and Perform Agreement. It has the full right, power, authority and approval required to enter into, execute and deliver this Agreement and to perform fully its obligations hereunder. Assuming the due execution and delivery by Grupo VM, this Agreement constitutes the valid and binding obligations of Holdco, enforceable in accordance with its terms, except as (i) such enforceability may be limited by bankruptcy, insolvency, reorganization or moratorium or other similar laws affecting the enforcement of creditors’ rights generally, and (ii) the availability of remedies may be limited by equitable principles of general applicability.

(c) No Conflicts. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereunder and the performance of this Agreement in accordance with the terms and conditions thereof, will not conflict with or result in the breach or violation of any of the terms or conditions of, or constitute (or with notice or lapse of time or both would constitute) a default under, (i) the Articles of Association as of the date of this Agreement; (ii) any instrument or Contract to which Holdco is a party or by or to which it or its assets or properties are bound or subject; or (iii) any statute or any regulation, order, judgment or decree of any Governmental Authority, except, in each case, for such breaches, violations or defaults that would not, individually or in the aggregate, materially impair the ability of Holdco to perform its obligations under this Agreement.

ARTICLE V

TAX MATTERS

SECTION 5.01. AK Tax Covenants.

(a) AK will comply with all reporting and record-keeping requirements applicable to the Merger that are prescribed by the Code, the U.S. Treasury Regulations, or by forms, instructions, or other publications of the IRS. AK will not take any position on any federal, state or local income or franchise Tax Return, or take any other federal, state or local income or franchise tax reporting position that is inconsistent with (i) the treatment of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code, and/or as a transaction described in Section 351(a) of the Code, and (ii) the Merger not resulting in gain being recognized because of the application of Section 367(a)(1) of the Code (other than for any shareholder that would be a “five-percent transferee shareholder” (within the meaning of U.S. Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of Holdco following the Merger that does not enter into a “gain recognition agreement” under U.S. Treasury Regulations Section 1.367(a)-8 (the “Intended U.S. Tax Treatment”).

(b) If AK is treated as a “five-percent transferee shareholder” (within the meaning of U.S. Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of Holdco following the Merger, AK will enter into the Gain Recognition Agreement, and will enter into subsequent “gain recognition agreements” with respect to any action or transaction undertaken by Holdco or any of its Affiliates at or after the Effective Time as required by U.S. Treasury Regulations Section 1.367(a)-8, and AK will comply with all filing requirements under U.S. Treasury Regulations Section 1.367(a)-8 to avoid recognizing gain under any such “gain recognition agreements.”

SECTION 5.02. Holdco Tax Covenants.

(a) Reporting Requirements. Holdco and each of its Affiliates will comply with all reporting and record-keeping requirements applicable to the Merger that are prescribed by the Code, the U.S. Treasury Regulations, or by forms, instructions, or other publications of the IRS.

Except as required by Law, neither Holdco nor any of its Affiliates will take any position on any federal, state or local income or franchise Tax Return, or take any other federal, state or local income or franchise Tax reporting position that is inconsistent with the Intended U.S. Tax Treatment.

(b) Gain Recognition Agreement. Neither Holdco nor any of its Affiliates will take any action or engage in any transaction after Closing that would reasonably be expected to cause AK to incur any Tax as a result of having entered into the Gain Recognition Agreement or any subsequent “gain recognition agreement” under U.S. Treasury Regulations Section 1.367(a)-8.

(c) Duty to Notify. Holdco will notify AK of any action or transaction taken after Closing by Holdco or any of its Affiliates that would reasonably be expected to (i) cause AK to incur Tax under the Gain Recognition Agreement or any other “gain recognition agreement” under U.S. Treasury Regulations Section 1.367(a)-8 entered into as a result thereof, or (ii) require AK to enter into a new “gain recognition agreement.” Such notice shall describe any such action or transaction in sufficient detail to enable AK to comply with the requirements of any “gain recognition agreement” or with U.S. Treasury Regulations Section 1.367(a)-8 or any successor provision.

(d) Tax Information. Holdco shall provide AK with all information reasonably necessary for AK to comply with all Tax filing requirements, including with respect to the Gain Recognition Agreement and any subsequent “gain recognition agreements” entered into under U.S. Treasury Regulations Section 1.367(a)-8.

SECTION 5.03. Tax Records and Cooperation.

(a) Tax Records. After Closing, each of AK and Holdco shall (and shall cause their respective Affiliates to) use commercially reasonable efforts to:

(i)	assist the other party in preparing any Tax Return which such other party is responsible for preparing and filing;

(ii)	cooperate fully in preparing for any audit of, or dispute with, a Tax Authority regarding any Tax Return relating to GSM or any of its Affiliates or the Merger, including, without limitation, any information reasonably available to the party providing the cooperation;

(iii)	make available to the other and to any Tax Authority as reasonably requested all information, records, and documents relating to any Tax applicable to GSM or any of its Affiliates or the Merger;

(iv)	provide timely notice to the other in writing of any pending or threatened Tax audit or assessment relating to the Merger or to GSM or any of its Affiliates for taxable years or periods for which the other may have a liability under this Agreement; and

(v)	furnish the other with copies of all correspondence received from any Tax Authority in connection with any audit, information request or assessment with respect to any such taxable year or period.

(b) Compliance. Holdco shall cause GSM to comply with the information gathering and reporting procedures set forth in U.S. Treasury Regulations Section 1.367(a)-3(c)(6) and shall cause GSM to attach the required statement to GSM’s timely filed United States federal income Tax Return for the taxable year in which the Merger occurs.

(c) Expenses. In the case of the provision of assistance, information, documents or records pursuant to Section 5.03(a), the party requesting such assistance, information, documents or records shall bear the direct and indirect costs reasonably incurred by the other party in providing such assistance, information, documents or records.

SECTION 5.04. Indemnity and Administration.

(a) Indemnity. Holdco will indemnify and hold harmless AK on demand against any Taxes, losses, liabilities and costs which AK incurs arising out of or in connection with a breach by Holdco or any of its Affiliates of any covenant in this Article 5. At any subsequent time that AK recognizes for United States Federal income Tax purposes an actual cash benefit for the basis attributable to the gain which resulted in Holdco making payments under this Section 5.04, AK agrees to repay to Holdco the amount of such benefit recognized without regard to interest, penalties, fines, related liabilities and additions to Tax, provided that no such payments shall exceed the amount of actual cash Taxes which otherwise would have been due but for the actual cash benefit directly attributable to a payment made by Holdco under this Section 5.04.

(b) Notification. AK shall promptly notify Holdco in writing upon its receipt of notice of any pending or threatened audits, examinations or assessments which may affect the Taxes, losses, liabilities and costs for which Holdco would be required to indemnify AK pursuant to Section 5.04(a). AK’s failure to notify Holdco will not relieve Holdco of any liability it may have, except to the extent the defense of such claim is materially and irrevocably prejudiced by Holdco’s failure to give such notice.

(c) Timing of Holdco Payments. Holdco shall make any payments it is required to make under Section 5.04(a) as promptly as practicable and in any event shall make all such payments at least five (5) Business Days prior to the date on which AK is required to pay any Taxes, losses, liabilities or costs for which Holdco is required to indemnify AK pursuant to Section 5.04(a).

ARTICLE VI

MISCELLANEOUS

SECTION 6.01. Term and Termination of Agreement. (a) This Agreement shall continue in full effect until the later of (x) AK is no longer Executive Chairman or (y) the aggregate Percentage Interest of the AK Group falls below 1%; provided that the provisions in

Article V shall continue in effect no later than 60 days after the expiration of the statute of limitations for the AK tax return filed for the last Tax year covered by the Gain Recognition Agreement. Except as expressly set out in this Agreement, neither party shall be entitled to rescind or terminate this Agreement in any circumstances whatsoever at any time, and each party waives any rights of rescission or termination it may have.

(b) Upon termination of this Agreement pursuant to Section 6.01(a), each party to this Agreement shall release and discharge the other party from all claims or demands under or in connection with this Agreement, except that (i) Section 5.04 and this Article VI shall survive such termination and (ii) nothing herein shall relieve any party from liabilities or damages incurred or suffered as a result of a Willful and Material Breach (as defined in the Business Combination Agreement) by such party of any of its respective representations, warranties, covenants or other agreements set forth in this Agreement.

SECTION 6.02. Notices. (a) Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be given as follows:

If to Holdco, addressed to it at:

[ ● ]

Tel: [ ● ]

Fax: [ ● ]

Attention: [ ● ]

Email: [ ● ]

with a copy to (for information purposes only):

[ ● ]

Tel: [ ● ]

Fax: [ ● ]

Attention: [ ● ]

Email: [ ● ]

If to the AK and/or AK Affiliates, addressed to it at:

[ ● ]

Tel: [ ● ]

Fax: [ ● ]

Attention: [ ● ]

Email: [ ● ]

with a copy to (for information purposes only):

[ ● ]

Tel: [ ● ]

Fax: [ ● ]

Attention: [ ● ]

Email: [ ● ]

(b) Any notice or other communication given under this Agreement or in connection with the matters contemplated herein shall, except where otherwise specifically provided, be in writing in the English language, addressed as provided in Section 6.02(a) and served: (i) by leaving it at the relevant address in which case it shall be deemed to have been given upon delivery to that address; (ii) by fax, in which case it shall be deemed to have been given when dispatched subject to confirmation of uninterrupted transmission by a transmission report; or (iii) by e-mail, in which case it shall be deemed to have been given when dispatched subject to confirmation of delivery by a delivery receipt, provided that in the case of sub-clauses (ii) and (iii) any notice dispatched other than between the hours of 9:30 a.m. to 5:30 p.m. on a business day (“Working Hours”) shall be deemed given at the start of the next period of Working Hours.

(c) Any party to this Agreement may notify the other parties of any change to its address or other details specified in Section 6.02(a) provided that such notification shall only be effective on the date specified in such notice or five business days after the notice is given, whichever is later.

SECTION 6.03. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of an arbitral tribunal or court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the arbitral tribunal or court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or (to the extent possible) to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such arbitral tribunal or court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

SECTION 6.04. Entire Agreement; Amendments and Waivers. This Agreement constitutes the complete, final and exclusive statement of the agreement among the parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties. No amendment, supplement, modification, rescission or waiver of this Agreement shall be binding unless executed in writing by the parties hereto. Failure to insist upon strict compliance with any of the terms, covenants or conditions hereof shall not be deemed a waiver of such term, covenant or condition, nor shall any waiver or relinquishment of any right or power hereunder at any one or more times be deemed a waiver or relinquishment of such right or power at any other time or times, and no waiver of any of the provisions of this Agreement shall be deemed or shall constitute a continuing waiver unless otherwise expressly provided. The parties expressly acknowledge that they have not relied upon any prior agreements, understandings, negotiations and discussions, whether oral or written.

SECTION 6.05. Assignment. The AK Group shall not assign any of its rights under this Agreement, in whole or in part, to any Person, without first obtaining the prior written consent of Holdco, and any assignment in contravention hereof shall be null and void; provided, that the AK Group may assign this Agreement to an Affiliate in connection with a Permitted Transfer if such Affiliate executes a customary binding deed of adherence to this Agreement, in form and substance reasonably acceptable to Holdco. This Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective permitted successors and assigns.

SECTION 6.06. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of the parties and their respective successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement or shall be enforceable by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this Agreement.

SECTION 6.07. Mutual Drafting. Each party has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision.

SECTION 6.08. Governing Law; Consent to Jurisdiction.

(a) This Agreement and any non-contractual rights or obligations arising out of or in connection with it shall be governed by, and construed in accordance with, the laws of England.

(b) The parties irrevocably agree that the courts of England and Wales shall have exclusive jurisdiction to settle any Disputes, and waive any objection to proceedings before such courts on the grounds of venue or on the grounds that such proceedings have been brought in an inappropriate forum.

(c) For the purposes of this Section 6.08, “Dispute” means any dispute, controversy, claim or difference of whatever nature arising out of, relating to, or having any connection with this Agreement, including a dispute regarding the existence, formation, validity, interpretation, performance or termination of this Agreement or the consequences of its nullity and also including any dispute relating to any non-contractual rights or obligations arising out of, relating to, or having any connection with this Agreement.

SECTION 6.09. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 6.10. Delivery by Facsimile or Email. This Agreement, and any amendments hereto, waivers hereof or consents hereunder, to the extent signed and delivered by facsimile or by email with scan attachment, shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of either party, the other party shall re-execute original forms thereof and deliver them to the requesting party. No party shall raise the use of facsimile or email to deliver a signature or the fact that any signature was transmitted or communicated by facsimile or email with scan attachment as a defense to the formation of a legally binding contract, and each such party forever waives any such defense.

SECTION 6.11. Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent actual or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in any courts of England or Wales or any state or foreign jurisdiction having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. The parties waive, in connection with any action for specific performance or injunctive relief, the defense of adequacy of remedies at law and any requirement under law to post a bond or other security or prove damages as a prerequisite to obtaining equitable relief.

SECTION 6.12. Process Agent. Without prejudice to any other permitted mode of service, the parties agree that service of any claim form, notice or other document for the purpose of or in connection with any action or proceeding in England or Wales arising out of or in any way relating to this Agreement shall be duly served upon Grupo VM if it is delivered personally or sent by recorded or special delivery post (or any substantially similar form of mail) to [insert address of process agent] (marked for the attention of [insert name of the person or officer to whom the documents are to be sent] or such other person and address in England or Wales as such party shall notify all the other parties in writing from time to time, whether or not such claim form, notice or other document is forwarded to the relevant party or received by such party.

[remainder of page intentionally left blank]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its respective officers thereunto duly authorized on the date first above written.

ALAN KESTENBAUM,

by
Name:
Title:

[AK Affiliate],

by
Name:
Title:

[AK Affiliate],

by
Name:
Title:

VELONEWCO PLC,

by
Name:
Title:

Schedule I

Shareholders	Number of Shares		Percentage Interest as of the Effective Date
AK	[	●]	[	%]
[AK Affiliate]	[	●]	[	%]
[AK Affiliate]	[	●]	[	%]

ANNEX E: FORM OF REGISTRATION RIGHTS AGREEMENT

REGISTRATION RIGHTS AGREEMENT

among

VELONEWCO PLC

GRUPO VILLAR MIR, S.A.U.

AND

ALAN KESTENBAUM

Dated as of [●], 2015

Page

ARTICLE I
General Provisions

SECTION 1.01.	Defined Terms	E-1
SECTION 1.02.	Other Definitional Provisions	E-5

ARTICLE II
Registration Rights

SECTION 2.01.	Demand Registration	E-5
SECTION 2.02.	Piggyback Rights	E-9
SECTION 2.03.	Shelf Registration	E-10
SECTION 2.04.	Withdrawal Rights	E-12
SECTION 2.05.	Lock-up Agreements	E-13
SECTION 2.06.	Registration Procedures	E-14
SECTION 2.07.	Registration Expenses	E-20
SECTION 2.08.	Miscellaneous	E-21
SECTION 2.09.	Indemnification	E-21

ARTICLE III
Other Agreements

SECTION 3.01.	Access and Information; Confidentiality	E-25

ARTICLE IV
Termination and Waiver

SECTION 4.01.	Termination	E-26
SECTION 4.02.	Extension; Waiver	E-26

ARTICLE V
Representations and Warranties

SECTION 5.01.	Representations and Warranties of Grupo VM	E-26
SECTION 5.02.	Representations and Warranties of AK	E-27
SECTION 5.03.	Representations and Warranties of Holdco	E-28

ARTICLE VI
Miscellaneous Provisions

REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [●] 2015, among VeloNewco Plc, a public limited company incorporated under the laws of England (“Holdco”), Grupo Villar Mir, a public limited company (sociedad anónima) incorporated under the laws of Spain (“Grupo VM”), and Alan Kestenbaum (“AK”).

WHEREAS, pursuant to the Amended and Restated Business Combination Agreement, dated as of May 5, 2015 (the “Business Combination Agreement”), among Grupo VM, Grupo FerroAtlántica, Globe Specialty Metals, Inc., Holdco and Gordon Merger Sub, Inc., Grupo VM and AK acquired from Holdco a certain number of Shares on the Closing Date (as defined in the Business Combination Agreement);

NOW, THEREFORE, the parties hereby agree as follows:

ARTICLE I

GENERAL PROVISIONS

SECTION 1.01. Defined Terms. (a) In this Agreement, the following terms shall have the meanings set forth below:

“affiliate” means, with respect to any specified Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls, is Controlled by or is under common Control with such specified Person. Notwithstanding the foregoing, (i) neither Holdco nor any Person Controlled by Holdco shall be deemed to be an “affiliate” of Grupo VM or of any affiliate of Grupo VM and (ii) neither Grupo VM nor any affiliate thereof shall be deemed to be an “affiliate” of any other Shareholder or any affiliate thereof by virtue of its Shares.

“AK Shareholder” means AK and each Permitted Transferee of AK which is a holder of Shares.

“Applicable Law” means any federal, state, provincial, municipal, local or foreign law, statute, code, ordinance, rule, regulation, circular, order, judgment, writ, stipulation, award, injunction, decree or arbitration award or finding applicable to the party, action or event in question.

“Blackout Period” means (i) the period of any lock-up period that may apply to the Shareholders participating in the Registration pursuant to which such Shareholders are not permitted to trade or (ii) in the event that the Board determines in good faith and in its reasonable judgment that there is a bona fide business purpose to prevent the disclosure of confidential material, including that the registration would reasonably be expected to materially and adversely affect or materially interfere with any bona fide material financing of Holdco or any material transaction (including an acquisition, disposition or recapitalization or change in senior management) involving Holdco is under consideration by Holdco, a period of 100 days from the date such deferral commenced; provided such period shall end upon the earlier to occur of (1) the expiration of the 100 days period and (2) upon (x) the filing by Holdco of a Form 6-K with respect to such financing or transaction or (y) the cessation of consideration of such financing or transaction by Holdco, as reasonably determined by Holdco.

“Board” means the board of directors of Holdco.

“Business Day” means any day, other than a Saturday or a Sunday, on which commercial banks in New York, New York and London, England are open for normal banking business.

“Commission” means the United States Securities and Exchange Commission or any successor agency.

“Control” shall mean, as to any Person, the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of shares or other equity securities or as trustee or executor, by Contract or otherwise. The terms “Controlled” and “Controlling” shall have a correlative meaning.

“Effective Date” means the Closing Date.

“equity security” shall have the meaning given to such term in Rule 405 under the Securities Act.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Governmental Entity” means any national, federal, state, county, municipal, local or foreign government, or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government, and any arbitrator or arbitral body or panel of competent jurisdiction.

“Holdco Equity Securities” means the Shares and any other equity securities of Holdco.

“Legal Proceeding” means any suit, action, proceeding, arbitration, mediation, audit, hearing, inquiry or investigation (in each case, whether civil, criminal, administrative, investigative, formal or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity.

“Permitted Transferee” means, (i) with respect to each Shareholder (that is not a natural person), a person that is a Controlled or Controlling affiliate of such Shareholder and; provided, however, that (unless another clause of this definition applies) at any time such person ceases to be a Controlled or Controlling affiliate of such Shareholder, such person shall automatically cease to be a “Permitted Transferee”; (ii) with respect to each Shareholder that is a natural person, any spouse, lineal descendant, sibling, lineal descendant of any sibling, parent, heir, executor, administrator, testamentary trustee, legatee or beneficiary of such Shareholder; and (iii) any trust, the beneficiaries of which, or any corporation, limited liability company or partnership, the shareholders, members or general or limited partners of which consist solely of any one or more of the persons (including such Shareholder) specified in clause (i) or (ii), and, in the case of clause (i), (ii) and (iii), who has executed a customary binding deed of adherence to this Agreement.

“person” means an individual, corporation, limited company, limited liability company, partnership, association, trust, unincorporated organization, Governmental Entity, other entity or group (as defined in Section 13(d) of the Exchange Act).

“Public Offering” means an offering of Holdco Equity Securities pursuant to an effective registration statement under the Securities Act.

“Registrable Amount” means Registrable Securities representing 5% of the Shares outstanding.

“Registrable Securities” means any Shares held by the Shareholders and any other securities issued or issuable with respect to any Share held by a Shareholder, including by way of merger, exchange or similar event. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities of a Shareholder when (i) a registration statement registering the offer and sale of such securities under the Securities Act has been declared effective and such securities have been sold or otherwise Transferred by the holder thereof pursuant to such effective registration statement (other than in connection with the initial offering of Shares on Form F-4 pursuant to the Business Combination Agreement) or (ii) such securities are capable of being sold by such Shareholder in accordance with Rule 144 (or any successor provision) promulgated under the Securities Act without the restriction as to the number of securities that can be sold during any time period.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shareholders” means the Grupo VM Shareholders and the AK Shareholders.

“Shares” means the ordinary shares, nominal value £[●] per share, of Holdco.

“Transfer” means, with respect to any Holdco Equity Securities, (i) when used as a verb, to sell, assign, dispose of, exchange, pledge, encumber,

hypothecate or otherwise transfer such Holdco Equity Securities or any participation or interest therein, whether directly or indirectly, or agree or commit to do any of the foregoing and (ii) when used as a noun, a direct or indirect sale, assignment, disposition, exchange, pledge, encumbrance, hypothecation, or other transfer of such Holdco Equity Securities or any participation or interest therein or any agreement or commitment to do any of the foregoing.

“Transferee” means a person acquiring Holdco Equity Securities through a Transfer.

“Transferor” means a person Transferring Holdco Equity Securities.

“Underwritten Offering” means a sale of securities of Holdco to an underwriter or underwriters for reoffering to the public.

“Grupo VM Shareholder” Grupo VM and each Permitted Transferee of Grupo VM which is a holder of Shares.

(b) Each of the following terms is defined in the Section listed opposite such term:

Term	Section
Agreement	Preamble
Business Combination Agreement	Recitals
Confidential Information	Section 3.01(c)
Demand	Section 2.01(a)
Demand Participating Shareholders	Section 2.01(b)
Demand Registration	Section 2.01(a)
Demand Right Holders	Section 2.01(a)
Final Prospectus Filing Date	Section 2.05
Form F-3	Section 2.03(a)
Free Writing Prospectus	Section 2.06(a)(iv)
Holdco	Preamble
Marketed Underwritten Shelf Offering	Section 2.03(e)
Maximum Amount	Section 2.01(g)
Other Demand Rights	Section 2.02(b)
Other Demanding Sellers	Section 2.02(b)
Piggyback Notice	Section 2.02(a)
Piggyback Registration	Section 2.02(a)
Piggyback Seller	Section 2.02(a)
Registration Expenses	Section 2.07
Requested Information	Section 2.06(d)
Requesting Shareholders	Section 2.01(a)
Selling Holders	Section 2.06(a)(i)
Shelf Notice	Section 2.03(a)
Shelf Offering	Section 2.03(e)
Shelf Registration Statement	Section 2.03(a)
Take-Down Notice	Section 2.03(e)

SECTION 1.02. Other Definitional Provisions. (a) As used in this Agreement, accounting terms not defined in this Agreement shall have the respective meanings given to them under IFRS as in effect on the date hereof. To the extent that the definitions of accounting terms in this Agreement are inconsistent with the meanings of such terms under IFRS, the definitions contained in this Article I shall control.

(b) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” As used in this Agreement, references to a “party” or the “parties” are intended to refer to a party to this Agreement or the parties to this Agreement. Except as otherwise indicated, all references in this Agreement to “Sections” are intended to refer to Sections of this Agreement. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive.

(c) Any agreement, instrument, statute or regulation defined or referred to herein or in any instrument or certificate delivered in connection herewith means such agreement, instrument, statute or regulation as from time to time amended, consolidated, modified or supplemented and includes (in the case of agreements or instruments) references to all attachments thereto and instruments incorporated therein; references to a Person are also to its permitted successors and assigns.

ARTICLE II

REGISTRATION RIGHTS

SECTION 2.01. Demand Registration. (a) Registration. At any time after the Effective Date, any Shareholder or group of Shareholders holding at least 2.5% of the outstanding Shares (collectively, the “Demand Right Holders”) shall be entitled to make a written request of Holdco (a “Demand” and any Demand Right Holders that makes such written request, the “Requesting Shareholders”) for registration under the Securities Act of an amount equal to or greater than the Registrable Amount (a “Demand Registration”) and thereupon Holdco will, subject to the terms of this Agreement, use its reasonable best efforts to effect, as promptly as reasonably practicable, the registration under the Securities Act of:

(i) the Registrable Securities which Holdco has been so requested to register by the Requesting Shareholders for disposition in accordance with the intended method of disposition stated in such Demand;

(ii) all other Registrable Securities which Holdco has been requested to register pursuant to Section 2.01(b), but subject to Section 2.01(g); and

(iii) all Shares which Holdco may elect to register in connection with any offering of Registrable Securities pursuant to this Section 2.01, but subject to Section 2.01(g);

all to the extent necessary to permit the disposition (in accordance with the intended distribution methods in such request) of the Registrable Securities and the additional Shares, if any, to be so registered. Any Requesting Shareholder, other than a Grupo VM Shareholder, must notify Grupo VM in writing of such Requesting Shareholder’s Demand no later than 5 days prior to making such Demand. If, within five Business Days following receipt of such notice, Grupo VM notifies such Requesting Shareholder in writing that any Grupo VM Shareholder chooses to join such Demand, such Grupo VM Shareholder shall be permitted to join such Demand as a Requesting Shareholder. Any Requesting Shareholder, other than an AK Shareholder, must notify AK in writing of such Requesting Shareholder’s Demand no later than 5 days prior to making such Demand. If, within five Business Days following receipt of such notice, AK notifies such Requesting Shareholder in writing that any AK Shareholder chooses to join such Demand, such AK Shareholder shall be permitted to join such Demand as a Requesting Shareholder.

(b) Demands; Demand Participation. A Demand shall specify: (i) the aggregate number of Registrable Securities requested to be registered in such Demand Registration, (ii) the intended method of disposition in connection with such Demand Registration, to the extent then known, and (iii) the identity of the Requesting Shareholder(s). Within five Business Days after receipt of a Demand, Holdco shall give written notice of such Demand to each other Shareholder that holds any Registrable Securities. Subject to Section 2.01(g), Holdco shall include in such registration all Registrable Securities with respect to which Holdco has received a written request for inclusion therein within ten Business Days after Holdco’s notice required by this paragraph has been given (such participating Shareholders, the “Demand Participating Shareholders”). Such written notice shall comply with the requirements of a Demand as set forth in this Section 2.01(b).

(c) Number of Demands. The Grupo VM Shareholders (collectively) shall be entitled to six (6) Demand Registrations for so long as the Grupo VM Shareholders (collectively) remains a Demand Right Holder. The AK Shareholders (collectively) shall be entitled to four (4) Demand Registrations.

(d) Effective Registration Statement. A Demand Registration shall not be deemed to have been effected and shall not count as a Demand (i) unless a registration statement with respect thereto has become effective and has remained effective for a period of at least 90 days (or two years in the case of a Shelf Registration Statement) or such shorter period in which all Registrable Securities included in such registration statement have actually been sold thereunder (provided that such period shall be extended for a period of time equal to the period the holder of Registrable Securities refrains from selling any securities included in the effective registration statement at the request of Holdco or the lead or co-managing underwriter(s) pursuant to the provisions of this Agreement), (ii) if, after it has become effective, but before any of the circumstances in clause (i) are satisfied, such registration statement becomes subject to any stop order, injunction or other order or requirement of the Commission or other Governmental Entity for any reason, or (iii) if the conditions to closing specified in the purchase agreement or underwriting agreement entered into in connection with such registration statement are not satisfied, other than by reason of some act or omission by such Requesting Shareholders.

(e) Registration Statement Form. Demand Registrations shall be on such appropriate registration form of the Commission as shall be selected by Holdco and shall be reasonably acceptable to the Requesting Shareholder.

(f) Restrictions on Demand Registrations. Holdco shall not be obligated to (i) maintain the effectiveness of a registration statement under the Securities Act, filed pursuant to a Demand Registration, for a period longer than 90 days (or, in the case of a Shelf Registration Statement, two years), or (ii) effect any Demand Registration (A) within six months of a “firm commitment” underwritten registration in which all Shareholders holding a Registrable Amount were given piggyback rights pursuant to Section 2.02 (subject to Section 2.02(b)) and at least 60% of the number of Registrable Securities requested by such Shareholders to be included in such registration statement were included, (B) within six months of any other Demand Registration, or (C) if, in Holdco’s reasonable judgment, it is not feasible for Holdco to proceed with the Demand Registration because of the unavailability of audited financial statements. In addition, Holdco shall be entitled to postpone the filing of a registration statement or the facilitation of a registered offering (upon written notice to all Shareholders) in the event of a Blackout Period until the expiration of the applicable Blackout Period. Holdco may not postpone the filing of a registration statement or the facilitation of a registered offering more than twice in any period of 12 consecutive months, except if required by Applicable Law; provided that if Holdco has previously postponed the filing of a registration statement or the facilitation of a registered offering, Holdco may not again postpone the effectiveness of such registration statement until 30 days after the expiration of the previous postponement. If Holdco postpones the filing or effectiveness of a registration statement for a Demand Registration, the holders of a majority of Registrable Securities held by the Requesting Shareholder(s) shall have the right to withdraw such Demand in accordance with Section 2.04.

(g) Participation in Demand Registrations. Holdco shall not include any securities other than Registrable Securities in a Demand Registration, except (i) for Shares that Holdco proposes to sell and (ii) with the written consent (such consent not to be unreasonably withheld, delayed or conditioned) of Shareholders participating in such Demand Registration that hold a majority of the Registrable Securities in such Demand Registration. If, in connection with a Demand Registration, the lead managing or co-managing underwriter(s) advise(s) Holdco, in writing, that, in its opinion, the inclusion of all of the securities, including securities of Holdco that are not Registrable Securities, sought to be registered in connection with such Demand Registration would adversely affect the distribution of the Registrable Securities sought to be sold pursuant thereto, then Holdco shall include in such registration statement only such securities as Holdco is advised by such underwriter(s) can be sold without such adverse effect (the “Maximum Amount”) as follows and in the following order of priority:

(i) first, the number of Registrable Securities requested to be included in such registration by the Requesting Shareholders up to the Maximum Amount, allocated pro rata among such Requesting Shareholders requesting such registration on the basis of the number of such securities requested to be included by such Shareholders;

(ii) second, Shares that Holdco proposes to sell which, taken together with the Registrable Securities under clause (i) above, do not exceed the Maximum Amount; and

(iii) third, all other securities of Holdco duly requested to be included in such registration statement, pro rata on the basis of the amount of such other securities requested to be included or such other method determined by Holdco, to the extent, when taken together with clause (i) and (ii) such number of securities does not exceed the Maximum Amount.

(h) Selection of Underwriters. In connection with a Demand Registration, the Requesting Shareholder(s) may elect to have Registrable Securities sold in an Underwritten Offering. Anytime that a Demand Registration involves an Underwritten Offering, the Requesting Shareholder(s) may select the investment banker or investment bankers and managers that will serve as lead and co-managing underwriters with respect to the offering of such Registrable Securities, subject to such Requesting Shareholder(s) prior consultation with Holdco and good faith consideration of Holdco’s positions on the selection process. In connection with any Underwritten Offering under this Section 2.01, each Demand Participating Shareholder shall be obligated to accept the terms of the underwriting as agreed upon between the Requesting Shareholder(s) and the lead or co-managing underwriters on terms no less favorable to such Demand Participating Shareholders than the Requesting Shareholders(s). In the event of a disagreement among the Requesting Shareholders, the decision of the Shareholder(s) holding a majority of the Registrable Securities shall govern for purposes of this Section 2.01(h).

(i) Demand Withdrawal. The Requesting Shareholder or the Requesting Shareholders (with the consent of the Requesting Shareholder(s) holding a majority of the Registrable Securities), as the case may be, shall have the right to withdraw a Demand in accordance with Section 2.04.

SECTION 2.02. Piggyback Rights. (a) Subject to the terms and conditions hereof, whenever Holdco proposes to register any of its securities under the Securities Act (other than a registration by Holdco (i) on a registration statement on Form F-4 or any successor form, a registration statement on Form S-8 or any successor form or (ii) pursuant to Section 2.01 or 2.03) (a “Piggyback Registration”), Holdco shall give the Shareholders prompt written notice thereof (but not less than ten Business Days prior to the filing by Holdco with the Commission of any registration statement with respect thereto). Such notice (a “Piggyback Notice”) shall specify, at a minimum, the number of securities proposed to be registered, the proposed date of filing of such registration statement with the Commission, the proposed means of distribution, the proposed lead or co-managing underwriter(s) (if any and if known), and a good faith estimate by Holdco of the proposed minimum offering price of such securities. Upon the written request of a Shareholder (a “Piggyback Seller”) (which written request shall specify the number of Registrable Securities then presently intended to be disposed of by such Shareholder) given within ten days after such Piggyback Notice is sent to such Shareholder, Holdco, subject to the terms and conditions of this Agreement, shall use its reasonable best efforts to cause all such Registrable Securities held by Shareholders with respect to which Holdco has received such written requests for inclusion to be included in such Piggyback Registration on the same terms and conditions as Holdco’s securities being sold in such Piggyback Registration.

(b) Priority on Piggyback Registrations. If, in connection with a Piggyback Registration, the lead or co-managing underwriter(s) advise(s) Holdco, in writing, that, in its opinion, the inclusion of all the securities sought to be included in such Piggyback Registration by Holdco, by others who have sought to have Registrable Securities registered pursuant to any rights to demand registration (other than pursuant to so called “piggyback” or other incidental or participation registration rights described herein) (such demand rights being “Other Demand Rights” and such persons being “Other Demanding Sellers”), by the Piggyback Sellers and by any other proposed sellers, as the case may be, would adversely affect the distribution of the securities sought to be sold pursuant thereto, then Holdco shall include in the registration statement applicable to such Piggyback Registration only such securities as Holdco is so advised by such lead or co-managing underwriter(s) can be sold without such an effect, as follows and in the following order of priority:

(i) if the Piggyback Registration is in connection with an offering for Holdco’s own account, then (A) first, such number of securities to be sold by Holdco as Holdco, in its reasonable judgment and acting in good faith and in accordance with sound financial practice, shall have determined, (B) second, Registrable Securities of Piggyback Sellers, pro rata on the basis of the amount of such Registrable Securities sought to be registered by such Piggyback Sellers, (C) third, other Shares of Holdco sought to be registered by the Other Demanding Sellers and (D) fourth, other shares held by any other proposed sellers; and

(ii) if the Piggyback Registration relates to an offering other than for Holdco’s own account, then (A) first, such number of Registrable Securities sought to be registered by each Other Demanding Seller, pro rata in proportion to the number of securities sought to be registered by all such Other Demanding Sellers, (B) second, Registrable Securities of Piggyback Sellers pro rata on the basis of the amount of such Registrable Securities sought to be registered by such Piggyback Sellers, (C) third, Shares to be sold by Holdco and (D) fourth, other shares of Holdco held by any other proposed sellers.

(c) Terms of Underwriting. In connection with any offering under this Section 2.02 involving an underwriting for Holdco’s account, Holdco shall not be required to include a holder’s Registrable Securities in the underwritten offering if, after Holdco consults with such holder and considers such holder’s positions in good faith, such holder refuses to agree to the terms of the underwriting as agreed upon between Holdco and the lead or co-managing underwriter(s) whether secured by Holdco or otherwise.

(d) Withdrawal by Holdco. If, at any time after giving written notice of its intention to register any of its securities as set forth in this Section 2.02 and prior to the time the registration statement filed in connection with such registration is declared effective, Holdco shall determine for any reason not to register such securities, Holdco may, at its election, give written notice of such determination to each Shareholder and thereupon shall be relieved of its obligation to register any Registrable Securities in connection with such particular withdrawn or abandoned registration (but not from its obligation to pay the Registration Expenses in connection therewith as provided herein); provided that any participating Demand Right Holders may continue the registration as a Demand Registration pursuant to Section 2.01.

SECTION 2.03. Shelf Registration. (a) In connection with a Demand Registration, subject to Section 2.03(d), and further subject to the availability of a registration statement on Form F-3 or any successor form (“Form F-3”) to Holdco, the Requesting Shareholder(s) making the Demand may by written notice delivered to Holdco (the “Shelf Notice”) require Holdco to file as soon as practicable (but no later than 120 days after the date the Shelf Notice is delivered), and to use reasonable best efforts to cause to be declared effective by the Commission (within 120 days after such filing date), a Form F-3 providing for an offering to be made on a continuous or delayed basis pursuant to Rule 415 under the Securities Act relating to the offer and sale, from time to time, of the Registrable Securities beneficially owned by such Requesting Shareholder(s) and the other Shareholders holding any Registrable Securities who elect to participate therein as provided in Section 2.03(b) in accordance with the plan and method of distribution set forth in the prospectus included in such Form F-3 (the “Shelf Registration Statement”). In the event of a disagreement among the Requesting Shareholders, the decision of the Shareholder(s) holding a majority of the Registrable Securities shall govern for purposes of this Section 2.03(a).

(b) Within five Business Days after receipt of a Shelf Notice pursuant to Section 2.03(a), Holdco will deliver written notice thereof to each Shareholder holding any Registrable Securities. Each Shareholder may elect to participate in the Shelf Registration Statement in accordance with the plan and method of distribution set forth in such Shelf Registration Statement by delivering to Holdco a written request to so participate within ten Business Days after the Shelf Notice is given to any such Shareholders.

(c) Subject to Section 2.03(d), Holdco will use reasonable best efforts to keep the Shelf Registration Statement continuously effective until the earlier of (i) three years after the Shelf Registration Statement has been declared effective and (ii) the date on which all Registrable Securities covered by the Shelf Registration Statement have been sold thereunder in accordance with the plan and method of distribution disclosed in the prospectus included in the Shelf Registration Statement, or otherwise.

(d) Holdco shall be entitled, from time to time, by providing written notice to the Shareholders who elected to participate in the Shelf Registration Statement, to require such Shareholders to suspend the use of the prospectus for sales of Registrable Securities under the Shelf Registration Statement for any Blackout Period. Immediately upon receipt of such notice, the Shareholders covered by the Shelf Registration Statement shall suspend the use of the prospectus until the requisite changes to the prospectus have been made as required below. After the expiration of any Blackout Period and without any further request from a Shareholder, Holdco shall as promptly as reasonably practicable prepare a post-effective amendment or supplement to the Shelf Registration Statement or the prospectus, or any document incorporated therein by reference, or file any other required document so that, as thereafter delivered to purchasers of the Registrable Securities included therein, the prospectus will not include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to be stated in order to make the statements made, in light of the circumstances under which they were made, not misleading.

(e) At any time that a Shelf Registration Statement is effective, if any Demand Right Holder delivers a notice to Holdco (a “Take-Down Notice”) stating that it intends to sell all or part of its Registrable Securities included by it on the Shelf Registration Statement in an Underwritten Offering (a “Shelf Offering”), then, Holdco shall as promptly as reasonably practicable amend or supplement the Shelf Registration Statement as may be necessary in order to enable such Registrable Securities to be distributed pursuant to the Shelf Offering (taking into account, solely in connection with a Marketed Underwritten Shelf Offering (as defined below), the inclusion of Registrable Securities by any other holders pursuant to this Section 2.03(e)). In connection with any Shelf Offering that is an Underwritten Offering and where the plan of distribution set forth in the applicable Take-Down Notice includes a customary “road show” (including an “electronic road show”) or other substantial marketing effort by Holdco and the underwriters (a “Marketed Underwritten Shelf Offering”):

(i) Holdco shall forward the Take-Down Notice to all other holders of Registrable Securities included on the Shelf Registration Statement and Holdco and such proposing Demand Right Holder shall permit each such holder to include its Registrable Securities included on the Shelf Registration Statement in the Marketed Underwritten Shelf Offering if such holder notifies the proposing Demand Right Holder and Holdco within five Business Days after delivery of the Take-Down Notice to such holder; and

(ii) if the lead or co-managing underwriter(s) advises Holdco and the proposing Demand Right Holder that, in its opinion, the inclusion of all of the securities sought to be sold in connection with such Marketed Underwritten Shelf Offering would adversely affect the distribution thereof, then there shall be included in such Marketed Underwritten Shelf Offering only such securities as the proposing Demand Right Holder is advised by such lead or co-managing underwriter(s) can be sold without such adverse effect, and such number of Registrable Securities shall be allocated in the same manner as described in Section 2.01(g). Except as otherwise expressly specified in this Section 2.03, any Marketed Underwritten Shelf Offering shall be subject to the same requirements, limitations and other provisions of this Article II as would be applicable to a Demand Registration (i.e., as if such Marketed Underwritten Shelf Offering were a Demand Registration), including Section 2.01(f) and Section 2.01(g).

Notwithstanding anything in this Section 2.03 to the contrary, Holdco shall not be required to participate in more than two Marketed Underwritten Shelf Offerings per fiscal year.

SECTION 2.04. Withdrawal Rights. Any Shareholder having notified or directed Holdco to include any or all of its Registrable Securities in a registration statement under the Securities Act shall have the right to withdraw any such notice or direction with respect to any or all of the Registrable Securities designated by it for registration by giving written notice to such effect to Holdco prior to the effective date of such registration statement. In the event of any such withdrawal, Holdco shall not include such Registrable Securities in the applicable registration and such Registrable Securities shall continue to be Registrable Securities for all purposes of this Agreement. No such withdrawal shall affect the obligations of Holdco with respect to the Registrable Securities not so withdrawn; provided, however, that in the case of a Demand Registration, if such withdrawal shall reduce the number of Registrable Securities sought to be included in such registration below the Registrable Amount, then Holdco shall as promptly as practicable give each holder of Registrable Securities sought to be registered notice to such effect and, within ten Business Days following the mailing of such notice, such holder of Registrable Securities still seeking registration shall, by written notice to Holdco, elect to register additional Registrable Securities, when taken together with elections to register Registrable Securities by its Permitted Transferees, to satisfy the Registrable Amount or elect that such registration statement not be filed or, if theretofore filed, be withdrawn. During such ten Business Day period, Holdco shall not file such registration statement or, if such registration statement has already been filed, Holdco shall not seek, and shall use reasonable best efforts to prevent, the effectiveness thereof. Any registration statement withdrawn or not filed (a) in accordance with an election by Holdco, (b) in accordance with an election by the Requesting Shareholder in the case of a Demand Registration or with respect to a Shelf Registration Statement or (c) in accordance with an election by Holdco subsequent to the effectiveness of the applicable Demand registration statement because any post-effective amendment or supplement to the applicable Demand registration statement contains information regarding Holdco which Holdco deems adverse to Holdco, shall not be counted as a Demand.

SECTION 2.05. Lock-up Agreements. In connection with any Underwritten Offering, each Shareholder agrees to enter into customary agreements to not effect any public sale or distribution (including sales pursuant to Rule 144) of Holdco Equity Securities (a) for a Public Offering (other than a Demand Registration or Piggyback Registration), during the period between the date specified by Holdco to such Shareholder in its notice of intention to commence a Public Offering (such date to be Holdco’s best estimate as to the date that is 10 days prior to the date of the filing of the “final” prospectus or “final” prospectus supplement if the Underwritten Offering is made pursuant to a Shelf Registration Statement, the “Final Prospectus Filing Date”) and 120 days following the Final Prospectus Filing Date or (b) for a Demand Registration or Piggyback Registration, during the period between the date specified by Holdco to such Shareholder in its notice of intention to commence an Underwritten Offering (such date to be Holdco’s best estimate as to the date that is 10 days prior to the Final Prospectus Filing Date) and 90 days following the Final Prospectus Filing Date. For the avoidance of doubt, the lock-up restrictions pursuant to any underwriting agreement to be entered into with the underwriters shall not exceed the time limits on the lock-up restrictions set forth herein without the written consent (such consent not to be unreasonably withheld, delayed or conditioned) of each Demand Right Holder. Holdco also shall cause its executive officers and directors (and managers, if applicable) and shall use its reasonable best efforts to cause other holders of Shares who beneficially own (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act as in effect on the date of this Agreement) any of the Shares participating in such offering, to enter into lockup agreements that contain restrictions that are no less restrictive than the restrictions contained herein.

SECTION 2.06. Registration Procedures. (a) Registration. If and whenever Holdco is required to use reasonable best efforts to effect the registration of any Registrable Securities under the Securities Act as provided in Sections 2.01, 2.02, and 2.03, Holdco shall as promptly as reasonably practicable:

(i) prepare and file with the Commission a registration statement to effect such registration and thereafter use reasonable best efforts to cause such registration statement to become and remain effective, pursuant to the terms of this Agreement; provided, however, that Holdco may discontinue any registration of its securities which are not Registrable Securities at any time prior to the effective date of the registration statement relating thereto; provided, further, however, that at least five Business Days prior to filing any registration statement or any amendments thereto, Holdco will furnish to the counsel selected by the holders of Registrable Securities which are to be included in such registration (“Selling Holders”) copies of all such documents proposed to be filed, which documents will be subject to the review of such counsel (such review to be conducted with reasonable promptness) and other documents reasonably requested by such counsel, including any comment letter from the Commission, and if reasonably requested by such counsel, provide such counsel reasonable opportunity to participate in the preparation of such registration statement and each prospectus included therein and such other opportunities to conduct a reasonable investigation within the meaning of the Securities Act, including reasonable access upon reasonable notice during normal business hours to Holdco’s books and records, officers, accountants and other advisors, so long as such access or request do not unreasonably disrupt the normal operations of Holdco and its subsidiaries. Holdco shall not file such registration statement or any amendments thereto if the Selling Holders shall in good faith reasonably object in writing to the filing of such documents, unless, in the good faith opinion of Holdco, such filing is necessary to comply with Applicable Law; provided, however, that any information that is not generally publicly available at the time of delivery of such information shall constitute Confidential Information, to be kept confidential by such persons pursuant to Section 2.01(c);

(ii) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary (A) to keep such registration statement effective, (B) to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement and (C) to not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to be stated in order to make the statements made, in light of the circumstances under which they were made, not misleading, until the earlier of such time as all of such securities have been disposed of in accordance with the intended methods of disposition by Selling Holders thereof set forth in such registration statement or the expiration of 90 days (or two years in the case of a Shelf Registration Statement) after such registration statement becomes effective;

(iii) if requested by the lead or co-managing underwriters, if any, or the holders of a majority of the then outstanding Registrable Securities being sold in connection with an underwritten offering, as promptly as reasonably practicable include in a prospectus supplement or post-effective amendment such information as the lead or co-managing underwriters, if any, and such holders may reasonably request in order to permit the intended method of distribution of such securities and make all required filings of such prospectus supplement or such post-effective amendment as soon as practicable after Holdco has received such request; provided, however, that Holdco shall not be required to take any actions under this Section 2.06(a)(iii) that are not, in the good faith opinion for Holdco, in compliance with Applicable Law;

(iv) furnish to each Selling Holder and each underwriter, if any, of the securities being sold by such Selling Holder such number of conformed copies of such registration statement and of each amendment and supplement thereto (in each case including all exhibits), such number of copies of the prospectus contained in such registration statement (including each preliminary prospectus and any summary prospectus) and each free writing prospectus (as defined in Rule 405 of the Securities Act) (a “Free Writing Prospectus”) utilized in connection therewith and any other prospectus filed under Rule 424 under the Securities Act, in conformity with the requirements of the Securities Act, and such other documents as such Selling Holder and underwriter, if any, may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities owned by such Selling Holder;

(v) use reasonable best efforts to register or qualify or cooperate with the Selling Holders, the underwriters, if any, and their respective counsel in connection with the registration or qualification (or exemption from such registration or qualification) of such Registrable Securities covered by such registration statement under such other securities laws or blue sky laws of such jurisdictions as any Selling Holder and any underwriter of the securities being sold by such Selling Holder shall reasonably request and to keep each such registration or qualification (or exemption therefrom) effective during the period such registration statement is required to be kept effective, and take any other action which may be reasonably necessary or advisable to enable such Selling Holder and underwriter to consummate the disposition in such jurisdictions of the Registrable Securities owned by such Selling Holder, except that Holdco shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not, but for the requirements of this subdivision (v), be obligated to be so qualified, to subject itself to taxation in any such jurisdiction or to file a general consent to service of process in any such jurisdiction;

(vi) use reasonable best efforts to cause such Registrable Securities to be listed on each securities exchange on which the same securities issued by Holdco are then listed;

(vii) use reasonable best efforts to cause such Registrable Securities covered by such registration statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the Selling Holder(s) thereof to consummate the disposition of such Registrable Securities;

(viii) use reasonable best efforts to provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by such registration statement from and after a date not later than the effective date of such registration statement;

(ix) make, in accordance with customary practice and upon reasonable notice during normal business hours, available for inspection by representatives of the Selling Holders, any underwriters and any counsel or accountant retained by the Selling Holders or underwriters all relevant financial and other records, pertinent corporate documents and properties of Holdco and cause appropriate officers, managers, employees, outside counsel and accountants of Holdco to supply all information reasonably requested by any such representative, underwriter, counsel or accountant in connection with their due diligence exercise, including through in-person meetings, but subject to customary privilege constraints and so long as such access or request does not unreasonably disrupt the normal operations of Holdco and its subsidiaries.

(x) in connection with an Underwritten Offering, obtain for each Selling Holder and underwriter:

(A) an opinion of counsel for Holdco, covering the matters customarily covered in opinions requested in underwritten offerings and such other matters as may be reasonably requested by such Selling Holder and underwriters,

(B) a “comfort” letter (or, in the case of any such person which does not satisfy the conditions for receipt of a “comfort” letter specified in Statement on Auditing Standards No. 72, an “agreed upon procedures” letter) signed by the independent public accountants who have certified Holdco’s financial statements and, to the extent required, any other financial statements included in such registration statement, covering the matters customarily covered in “comfort” or “agreed upon procedures” letters in connection with underwritten offerings; and

(C) to the extent requested and customary for the relevant transaction, enter into a securities sales agreement with the Selling Holders providing for, among other things, the appointment of a representative as agent for the Selling Holders for the purpose of soliciting purchases of shares, which agreement shall be customary in form, substance and scope and shall contain customary representations, warranties and covenants;

(xi) as promptly as reasonably practicable notify, in writing, each Selling Holder and the underwriters, if any, of the following events:

(A) the filing of the registration statement, the prospectus or any prospectus supplement related thereto or post-effective amendment to the registration statement or any Free Writing Prospectus utilized in connection therewith, and, with respect to the registration statement or any post-effective amendment thereto, when the same has become effective;

(B) any request by the Commission or any other U.S. or state-governmental authority for amendments or supplements to the registration statement or the prospectus or for additional information;

(C) the issuance by the Commission of any stop order suspending the effectiveness of the registration statement or the initiation of any proceedings by any person for that purpose; and

(D) the receipt by Holdco of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the securities or blue sky laws of any jurisdiction or the initiation or threat of any proceeding for such purpose;

(xii) notify each Selling Holder, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, upon discovery that, or upon the happening of any event as a result of which, the registration statement, the prospectus included in such registration statement or any document incorporated or deemed to be incorporated therein by reference, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to be stated in order to make the statements therein, not misleading, and, at the request of any Selling Holder, as promptly as reasonably practicable prepare and furnish to such Selling Holder a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to be stated in order to make the statements made, in light of the circumstances under which they were made, not misleading;

(xiii) make every reasonable effort to obtain the withdrawal of any order suspending the effectiveness of the registration statement and to prevent or obtain the lifting of any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction as any Selling Holder and any underwriter of the securities being sold by such Selling Holder shall reasonably request at the earliest date reasonably practicable;

(xiv) otherwise use reasonable best efforts to comply with all applicable rules and regulations of the Commission, and make available to Selling Holders, as soon as reasonably practicable, an earnings statement covering the period of at least 12 months, but not more than 18 months, beginning with the first day of Holdco’s first full quarter after the effective date of such registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder;

(xv) cooperate with each seller of Registrable Securities and each underwriter or agent participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with FINRA;

(xvi) prior to the date on which the pricing of the relevant offering is expected to occur, provide a CUSIP number for the Registrable Securities;

(xvii) use its reasonable best efforts to assist Shareholders who made a request of Holdco to provide for a third party “market maker” for the Shares; provided, however, that Holdco shall not be required to serve as such “market maker”; and

(xviii) have appropriate officers of Holdco prepare and make presentations at any “road shows” and before analysts and rating agencies,

as the case may be, and otherwise use its reasonable best efforts to cooperate as reasonably requested by the underwriters in the offering, marketing or selling of the Registrable Securities.

(b) Agreements. Without limiting any of the foregoing, Holdco agrees to, in connection with registration of any Registrable Securities under this Article II, enter into an underwriting agreement in form, scope and substance as is customary in underwritten offerings including indemnification provisions and procedures substantially to the effect set forth in Section 2.09 hereof with respect to all parties to be indemnified pursuant thereto. In connection with any offering of Registrable Securities registered pursuant to this Agreement, Holdco shall (i) furnish to the underwriter, if any (or, if no underwriter, the sellers of such Registrable Securities), unlegended (unless otherwise required by Applicable Law) certificates representing ownership of the Registrable Securities being sold under the registrations statement, in such denominations and registered in such names as requested by the lead or co-managing underwriters or sellers, (ii) make available to Holdco’s transfer agent prior to the effectiveness of such registration statement a supply of such certificates and (iii) instruct any transfer agent and registrar of the Registrable Securities to release any stop transfer order with respect thereto.

(c) Return of Prospectuses. Each Selling Holder agrees that upon receipt of any notice from Holdco of the happening of any event of the kind described in clauses (B) through (D) of Section 2.06(a)(xi), such Selling Holder shall forthwith discontinue such Selling Holder’s disposition of Registrable Securities pursuant to the applicable registration statement and prospectus relating thereto until such Selling Holder’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 2.06(a)(xi) or until it is advised in writing by Holdco that the use of the applicable prospectus may be resumed, and has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such prospectus and, if so directed by Holdco, deliver to Holdco, at Holdco’s expense, all copies, other than permanent file copies, then in such Selling Holder’s possession of the prospectus current at the time of receipt of such notice relating to such Registrable Securities. If Holdco shall give such notice, any applicable 90 day or one year period during which such registration statement must remain effective pursuant to this Agreement shall be extended by the number of days during the period from the date of giving of a notice regarding the happening of an event of the kind described in Section 2.06(a)(xi) to the date when all such Selling Holders shall receive such a supplemented or amended prospectus and such prospectus shall have been filed with the Commission.

(d) Requested Information. Not less than five Business Days before the expected filing date of each registration statement pursuant to this Agreement, Holdco shall notify each Selling Holder of the information, documents and instruments from such Selling Holder that Holdco or any underwriter reasonably requests in connection with such registration statement, including to a questionnaire, custody agreement, power of attorney, lock-up letter and underwriting agreement (the “Requested Information”). If Holdco has not received, on or before the second day before the expected filing date, the Requested Information from such Selling Holder, Holdco may file the registration statement without including Registrable Securities of such Selling Holder. The failure to so include in any registration statement the Registrable Securities of a Selling Holder (with regard to that registration statement) shall not in and of itself result in any liability on the part of Holdco to such Selling Holder.

(e) No Requirement to Participate. Neither Holdco nor any Shareholder shall be required to participate in any Public Offering.

(f) Rule 144. Holdco covenants that it will use its reasonable best efforts to (i) file in a timely fashion the reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the Commission thereunder (or, if it is not required to file such reports, it will, upon the request of any holder of Registrable Securities, make publicly available other information so long as necessary to permit sales in compliance with Rule 144 under the Securities Act), (ii) furnish to any holder of Registrable Securities, as promptly as reasonably practicable upon request, a written statement by Holdco as to its compliance with the reporting requirements of Rule 144 under the Securities Act and of the Exchange Act, and (iii) take such further reasonable action, to the extent required from time to time to enable such holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 under the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission.

SECTION 2.07. Registration Expenses. All expenses incident to Holdco’s performance of, or compliance with, its obligations under this Agreement including (a) all registration and filing fees, all fees and expenses of compliance with securities and blue sky laws (including the reasonable and documented fees and disbursements of counsel for the underwriters in connection with blue sky qualifications of the Registrable Securities pursuant to Section 2.06), (b) all printing and copying expenses (including expenses of printing certificates for the Registrable Securities in a form eligible for deposit with the Depository Trust Company and of printing prospectuses as requested by any holder of Registrable Securities), (c) all messenger and delivery expenses, (d) all fees and expenses of Holdco’s independent certified public accountants and counsel (including, with respect to “comfort” letters and opinions) and (e) all reasonable fees and disbursements of one single primary outside counsel and one outside local counsel for each jurisdiction that Registrable Securities shall be distributed for the holders thereof, which counsels shall be selected by the holders of a majority of the Registrable Securities being sold (collectively, the “Registration Expenses”) shall be borne by Holdco. The Registration Expenses shall be borne by Holdco regardless of whether or not any registration statement is filed or becomes effective. Holdco will pay its internal expenses (including all salaries and expenses of its officers and employees performing legal or accounting duties, the expense of any annual audit and the expense of any liability insurance), the expenses and fees for listing the securities to be registered on each securities exchange and included in each established over-the-counter market on which similar securities issued by Holdco are then listed or traded and any expenses of Holdco incurred in connection with any “road show”. Each Selling Holder shall pay its pro rata portion (based on the number of Registrable Securities registered) of all underwriting discounts and commissions and transfer taxes, if any, relating to the sale of such Selling Holder’s Registrable Securities pursuant to any registration.

SECTION 2.08. Miscellaneous. Holdco shall not grant any demand, piggyback or shelf registration rights the terms of which are senior to or conflict with the rights granted to the holders of Registrable Securities hereunder to any other person without the prior written consent (such consent not to be unreasonably withheld, delayed or conditioned) of each Demand Right Holder.

SECTION 2.09. Indemnification. (a) Holdco shall indemnify and hold harmless each Selling Holder and their respective partners, directors, officers and employees and each Person, if any, who controls any Selling Holder within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act as follows:

(i) against any and all losses, liabilities, claims, damages, judgments and reasonable expenses whatsoever, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement (or any amendment thereto) pursuant to which Registrable Securities were registered under the Securities Act, including all documents incorporated therein by reference, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or arising out of any untrue statement or alleged untrue statement of a material fact contained in any prospectus (or any amendment or supplement thereto) including all documents incorporated therein by reference, or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(ii) against any and all losses, liabilities, claims, damages, judgments and reasonable expenses whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, investigation or proceeding by any governmental agency or body, commenced or threatened, or of any other claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, if such settlement is effected with the written consent of Holdco; and

(iii) against any and all reasonable expense whatsoever, as incurred (including, subject to Section 2.09(c), fees and disbursements of counsel) incurred in investigating, preparing or defending against any litigation, investigation or proceeding by any governmental agency or body, commenced or threatened, in each case whether or not such Person is a party, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under subparagraph (i) or (ii) above;

provided, however, that this indemnity agreement does not apply to any Selling Holder with respect to any loss, liability, claim, damage, judgment or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission (A) made in reliance upon and in conformity with written information furnished to Holdco by such Selling Holder expressly for use in a Registration Statement (or any amendment thereto) or any related prospectus (or any amendment or supplement thereto) or (B) if such untrue statement or omission or alleged untrue statement or omission was corrected in an amended or supplemented Registration Statement or prospectus and Holdco had furnished copies thereof to the Person asserting such loss, liability, claim, damage, judgment or expense purchased the securities that are the subject thereof prior to the date of sale by such Selling Holder to such Person.

(b) Indemnification by Selling Holders. Each Selling Holder shall severally (but not jointly) indemnify and hold harmless Holdco, and the other Selling Holder, and each of their respective partners, directors, officers and employees (including each officer of Holdco who signed the Registration Statement) and each Person, if any, who controls Holdco, or any other Selling Holder within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, against any and all losses, liabilities, claims, damages, judgments and expenses described in the indemnity contained in Section 2.09(a) (provided that any settlement of the type described therein is effected with the written consent of such Selling Holder) as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in a Registration Statement (or any amendment or supplement thereto) in reliance upon and in conformity with written information furnished to Holdco by such Selling Holder expressly for use in such Registration Statement (or any amendment thereto) or such prospectus (or any amendment or supplement thereto); provided, however, that an indemnifying Selling Holder shall not be required to provide indemnification in any amount in excess of the amount by which (x) the total price at which the Registrable Securities sold by such indemnifying Selling Holder and its affiliated indemnifying Selling Holders and distributed to the public were offered to the public exceeds (y) the amount of any damages which such indemnifying Selling Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. Holdco shall be entitled, to the extent customary, to receive indemnification and contribution from underwriters, selling brokers, dealer managers and similar securities industry professionals participating in the distribution, to the same extent as provided above with respect to information so furnished in writing by such Persons specifically for inclusion in any prospectus or Registration Statement.

(c) Conduct of Indemnification Proceedings. Each indemnified party or parties shall give reasonably prompt notice to each indemnifying party or parties of any action or proceeding commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party or parties shall not relieve it or them from any liability which it or they may have under this indemnity agreement, except to the extent that the indemnifying party is materially prejudiced by such failure to give notice. If the indemnifying party or parties so elects within a reasonable time after receipt of such notice, the indemnifying party or parties may assume the defense of such action or proceeding at such indemnifying party’s or parties’ expense with counsel chosen by the indemnifying party or parties and approved by the indemnified party defendant in such action or proceeding, which approval shall not be unreasonably withheld; provided, however, that, if such indemnified party or parties reasonably determine that a conflict of interest exists and that therefore it is advisable for such indemnified party or parties to be represented by separate counsel or that, upon advice of counsel, there may be legal defenses available to it or them which are different from or in addition to those available to the indemnifying party, then the indemnifying party or parties shall not be entitled to assume such defense and the indemnified party or parties shall be entitled to separate counsel (limited in each jurisdiction to one counsel for all indemnified parties under this Agreement) at the indemnifying party’s or parties’ expense. If any indemnifying party or parties are not so entitled to assume the defense of such action or does not assume such defense, after having received the notice referred to in the first sentence of this paragraph, the indemnifying party or parties will pay the reasonable fees and expenses of counsel for the indemnified party or parties (limited in each jurisdiction to one counsel for all indemnified parties under this Agreement). In such event, however, no indemnifying party or parties will be liable for any settlement effected without the written consent of such indemnifying party or parties (which consent shall not be unreasonably withheld or delayed); provided, however, that if at any time an indemnified party or parties shall have requested an indemnifying party or parties to reimburse the indemnified party or parties for fees and expenses of counsel as contemplated by this paragraph, the indemnifying party or parties shall be liable for any settlement of any proceeding effected without the written consent of such indemnifying party or parties if (x) such settlement is entered into more than 15 business days after receipt by such indemnifying party or parties of the aforesaid request accompanied by supporting documents reasonably satisfactory to the indemnifying party or parties and (y) such indemnifying party or parties shall not have reimbursed the indemnified party or parties in accordance with such request prior to the date of such settlement. If an indemnifying party is entitled to assume, and assumes, the defense of such action or proceeding in accordance with this paragraph, such indemnifying party or parties shall not, except as otherwise provided in this Section 2.09(c), be liable for any fees and expenses of counsel for the indemnified parties incurred thereafter in connection with such action or proceeding.

(d) Contribution. (i) In order to provide for just and equitable contribution in circumstances in which the indemnity agreement provided for in this Section 2.09 is for any reason held to be unenforceable by the indemnified parties although applicable in accordance with its terms in respect of any losses, liabilities, claims, damages, judgments and expenses suffered by an indemnified party referred to therein, each applicable indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, liabilities, claims, damages, judgments and expenses in such proportion as is appropriate to reflect the relative fault of Holdco, on the one hand, and of the liable Selling Holders (including, in each case, that of their respective officers, directors, employees and agents), on the other, in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages, judgments or expenses, as well as any other relevant equitable considerations. The relative fault of Holdco, on the one hand, and of the liable Selling Holders (including, in each case, that of their respective officers, directors, employees and agents), on the other, shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by Holdco, on the one hand, or by or on behalf of the Selling Holders, on the other, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by a party as a result of the losses, liabilities, claims, damages, judgments and expenses referred to above shall be deemed to include, subject to the limitations set forth in Section 2.09(c), any legal or other fees or expenses reasonably incurred by such party in connection with investigating or defending any action or claim.

(e) Holdco and each Selling Holder agree that it would not be just and equitable if contribution pursuant to this Section 2.09(d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in sub-paragraph (i) above. Notwithstanding this Section 2.09(d), in the case of distributions to the public, an indemnifying Selling Holder shall not be required to contribute any amount in excess of the amount by which (A) the total price at which the Registrable Securities sold by such indemnifying Selling Holder and its affiliated indemnifying Selling Holder and distributed to the public were offered to the public exceeds (B) the amount of any damages which such indemnifying Selling Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

(f) For purposes of this Section, each Person, if any, who controls a Selling Holder within the meaning of Section 15 of the Securities Act shall have the same rights to contribution as such Selling Holder; and each director of Holdco, each officer of Holdco who signed the Registration Statement, and each Person, if any, who controls Holdco within the meaning of Section 15 of the Securities Act, shall have the same rights to contribution as Holdco.

ARTICLE III

OTHER AGREEMENTS

SECTION 3.01. Access and Information; Confidentiality. (a) Upon reasonable notice and subject to Applicable Law relating to the exchange of information, Holdco shall afford any Shareholder which, together with its Permitted Transferees, holds 2.5% or more of the outstanding Shares access during normal business hours to the books, records and information concerning Holdco.

(b) Holdco shall make available to any Shareholder copies of all audited consolidated annual financial statements and unaudited consolidated quarterly financial statements. This information shall be made available to any Shareholder as and when such information is required to be prepared and disseminated to lenders to Holdco or, in the absence of any such requirement, as promptly as reasonably practicable following the time that such information has been prepared by Holdco.

(c) Each Shareholder recognizes that Confidential Information may have been and may be disclosed to such Shareholder by Holdco. Each Shareholder shall not use or disclose (except as otherwise expressly contemplated herein or as otherwise agreed to in writing by Holdco), and shall cause its controlled affiliates and use reasonable best efforts to cause its other affiliates and shall cause its and its controlled affiliates’ and shall use reasonable best efforts to cause its other affiliates’ respective directors, employees, financial advisors, accountants, lawyers, lenders and agents not to use or disclose (except as otherwise expressly contemplated herein or as otherwise agreed to in writing by Holdco), to any third party, any Confidential Information of Holdco, without the prior written consent of Holdco, and shall use due care to ensure that such Confidential Information is kept confidential, including by treating such Confidential Information with a reasonable degree of care no less than the degree of care such Shareholder would apply to its own confidential information; provided that the Confidential Information can be disclosed to such Shareholder’s affiliates, its and its affiliates’ directors, employees, financial advisors, accountants, lawyers, lenders and agents in connection with the management of such Shareholder’s investment in Holdco who will observe this Section 3.01(c) and hold such information, knowledge, systems and data in strict confidence. As used herein, “Confidential Information” means all information, knowledge, systems or data relating to the business, operations, finances, policies, strategies, intentions or inventions of Holdco and its respective affiliates and subsidiaries from whatever source obtained, except for any such information, knowledge, systems or data which (i) at the time of disclosure was in the public domain or otherwise in the possession of the disclosing person unless such information, knowledge, systems or data was placed into the public domain or became known to such disclosing person in violation of the disclosing party’s non-disclosure obligation, (ii) was available on a non-confidential basis prior to its disclosure, (iii) becomes available on a non-confidential basis from a third party source who, to the knowledge of the disclosing person, was not prohibited from disclosing such information by a legal, contractual, fiduciary or other obligation or (iv) was independently developed by the disclosing party. If any Shareholder becomes legally compelled by court decision, subpoena or governmental order to disclose any of the Confidential Information which has been provided to it or to which it has had access, it will provide prompt written notice thereof to Holdco and will, at the sole cost of Holdco, use reasonable efforts to cooperate with Holdco’s attempt to obtain a protective order or other remedy to prevent the disclosure of such Confidential Information and agrees not to object to any such attempt. This Section 3.01(c) shall survive the termination of this Agreement for two years.

ARTICLE IV

TERMINATION AND WAIVER

SECTION 4.01. Termination. This Agreement (other than Section 2.07 and Section 2.09) will terminate on the date on which all Shares cease to be Registrable Securities.

SECTION 4.02. Extension; Waiver. Any agreement on the part of a party to any extension or waiver of any obligations or other acts of the parties or compliance with any of the agreements or conditions contained in this Agreement shall be valid only if set forth in an instrument in writing signed on behalf of such party. No course of dealing between Holdco and the Shareholders (or any of them or any of their affiliates) or any delay in exercising any rights hereunder will operate as a waiver of any rights of any party to this Agreement. The failure of any party to enforce any of the provisions of this Agreement will in no way be construed as a waiver of such provisions and will not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

SECTION 5.01. Representations and Warranties of Grupo VM. Grupo VM represents and warrants as of the date hereof as follows:

(a) Due Incorporation. It is duly incorporated, registered and validly existing under the laws of the jurisdiction of its incorporation, and has the power and lawful authority to own its assets and properties and to carry on its business as now conducted. It is duly licensed or qualified to do business in each jurisdiction in which it transacts business, except where the failure to be so licensed or qualified would not, individually or in the aggregate, have a material adverse effect on its consolidated financial condition or on its ability to perform its obligations under this Agreement.

(b) Authority to Execute and Perform Agreement. It has the full right, power, authority and approval required to enter into, execute and deliver this Agreement and to perform fully its obligations hereunder. Assuming the due execution and delivery by AK and Holdco, this Agreement constitutes the valid and binding obligations of Grupo VM, enforceable in accordance with its terms, except as (i) such enforceability may be limited by bankruptcy, insolvency, reorganization or moratorium or other similar laws affecting the enforcement of creditors’ rights generally, and (ii) the availability of remedies may be limited by equitable principles of general applicability.

(c) No Conflicts. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereunder and the performance of this Agreement in accordance with the terms and conditions thereof, will not conflict with or result in the breach or violation of any of the terms or conditions of, or constitute (or with notice or lapse of time or both would constitute) a default under, (i) the certificate of incorporation, by-laws or other constitutive documents of Grupo VM; (ii) any instrument or Contract to which Grupo VM is a party or by or to which it or its assets or properties are bound or subject; or (iii) any statute or any regulation, order, judgment or decree of any Governmental Authority, except, in each case, for such breaches, violations or defaults that would not, individually or in the aggregate, materially impair the ability of Grupo VM to perform its obligations under this Agreement.

SECTION 5.02. Representations and Warranties of AK. AK represents and warrants as of the date hereof as follows:

(a) Authority to Execute and Perform Agreement. He has full legal capacity to enter into, execute and deliver this Agreement and to perform fully his obligations hereunder. Assuming the due execution and delivery by Grupo VM and Holdco, this Agreement constitutes the valid and binding obligations of AK, enforceable in accordance with its terms, except as (i) such enforceability may be limited by bankruptcy, insolvency, reorganization or moratorium or other similar laws affecting the enforcement of creditors’ rights generally, and (ii) the availability of remedies may be limited by equitable principles of general applicability.

(b) No Conflicts. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereunder and the performance of this Agreement in accordance with the terms and conditions thereof, will not conflict with or result in the breach or violation of any of the terms or conditions of, or constitute (or with notice or lapse of time or both would constitute) a default under, (i) any instrument or Contract to which AK is a party or by or to which he or his assets or properties are bound or subject; or (iii) any statute or any regulation, order, judgment or decree of any Governmental Authority, except, in each case, for such breaches, violations or defaults that would not, individually or in the aggregate, materially impair the ability of AK to perform its obligations under this Agreement.

SECTION 5.03. Representations and Warranties of Holdco. Holdco represents and warrants as of the date hereof as follows:

(a) Due Incorporation. It is duly incorporated, registered and validly existing under the laws of England and has the power and lawful authority to own its assets and properties and to carry on its business as now conducted. It is duly licensed or qualified to do business in each jurisdiction in which it transacts business, except where the failure to be so licensed or qualified would not, individually or in the aggregate, have a material adverse effect on its consolidated financial condition or on its ability to perform its obligations under this Agreement.

(b) Authority to Execute and Perform Agreement. It has the full right, power, authority and approval required to enter into, execute and deliver this Agreement and to perform fully its obligations hereunder. Assuming the due execution and delivery by Grupo VM and AK, this Agreement constitutes the valid and binding obligations of Holdco, enforceable in accordance with its terms, except as (i) such enforceability may be limited by bankruptcy, insolvency, reorganization or moratorium or other similar laws affecting the enforcement of creditors’ rights generally, and (ii) the availability of remedies may be limited by equitable principles of general applicability.

(c) No Conflicts. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereunder and the performance of this Agreement in accordance with the terms and conditions thereof, will not conflict with or result in the breach or violation of any of the terms or conditions of, or constitute (or with notice or lapse of time or both would constitute) a default under, (i) the Amended and Restated Articles of Association of Holdco as of the date of this Agreement; (ii) any instrument or Contract to which Holdco is a party or by or to which it or its assets or properties are bound or subject; or (iii) any statute or any regulation, order, judgment or decree of any Governmental Authority, except, in each case, for such breaches, violations or defaults that would not, individually or in the aggregate, materially impair the ability of Holdco to perform its obligations under this Agreement.

ARTICLE VI

MISCELLANEOUS PROVISIONS

SECTION 6.01. Notices. (a) Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be given as follows:

If to Holdco, addressed to it at:

[ ● ]

Tel: [ ● ]

Fax: [ ● ]

Attention: [ ● ]

Email: [ ● ]

with a copy to (for information purposes only):

[ ● ]

Tel: [ ● ]

Fax: [ ● ]

Attention: [ ● ]

Email: [ ● ]

If to Grupo VM, addressed to it at:

[ ● ]

Tel: [ ● ]

Fax: [ ● ]

Attention: [ ● ]

Email: [ ● ]

with a copy to (for information purposes only):

[ ● ]

Tel: [ ● ]

Fax: [ ● ]

Attention: [ ● ]

Email: [ ● ]

If to AK, addressed to him at:

[ ● ]

Tel: [ ● ]

Fax: [ ● ]

Attention: [ ● ]

Email: [ ● ]

with a copy to (for information purposes only):

[ ● ]

Tel: [ ● ]

Fax: [ ● ]

Attention: [ ● ]

Email: [ ● ]

(a) Any notice or other communication given under this Agreement or in connection with the matters contemplated herein shall, except where otherwise specifically provided, be in writing in the English language, addressed as provided in Section 6.01(a) and served: (i) by leaving it at the relevant address in which case it shall be deemed to have been given upon delivery to that address; (ii) by fax, in which case it shall be deemed to have been given when despatched subject to confirmation of uninterrupted transmission by a transmission report; or (iii) by e-mail, in which case it shall be deemed to have been given when despatched subject to confirmation of delivery by a delivery receipt, provided that in the case of sub-clauses (ii) and (iii) any notice despatched other than between the hours of 9:30 a.m. to 5:30 p.m. on a Business Day (“Working Hours”) shall be deemed given at the start of the next period of Working Hours.

(b) Any party to this Agreement may notify the other parties of any change to its address or other details specified in Section 6.01(a) provided that such notification shall only be effective on the date specified in such notice or five Business Days after the notice is given, whichever is later.

SECTION 6.02. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of an arbitral tribunal or court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the arbitral tribunal or court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or (to the extent possible) to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such arbitral tribunal or court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

SECTION 6.03. Entire Agreement; Amendments and Waivers. This Agreement constitutes the complete, final and exclusive statement of the agreement among the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties. No amendment, supplement, modification, rescission or waiver of this Agreement shall be binding unless executed in writing by the parties hereto. Failure to insist upon strict compliance with any of the terms, covenants or conditions hereof shall not be deemed a waiver of such term, covenant or condition, nor shall any waiver or relinquishment of any right or power hereunder at any one or more times be deemed a waiver or relinquishment of such right or power at any other time or times, and no waiver of any of the provisions of this Agreement shall be deemed or shall constitute a continuing waiver unless otherwise expressly provided. The parties expressly acknowledge that they have not relied upon any prior agreements, understandings, negotiations and discussions, whether oral or written.

SECTION 6.04. Assignment. Neither Grupo VM nor AK shall assign any of its rights under this Agreement, in whole or in part, to any Person, without first obtaining the prior written consent of Holdco; provided, that Grupo VM or AK may assign this Agreement to a Permitted Transferee if such Permitted Transferee executes a customary binding deed of adherence to this Agreement, in form and substance reasonably acceptable to Holdco, and any assignment in contravention hereof shall be null and void. This Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective permitted successors and assigns.

SECTION 6.05. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of the parties and their respective successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

SECTION 6.06. Mutual Drafting. Each party has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision.

SECTION 6.07. Governing Law; Consent to Jurisdiction.

(c) This Agreement and any non-contractual rights or obligations arising out of or in connection with it shall be governed by, and construed in accordance with, the laws of England.

(d) The parties irrevocably agree that the courts of England and Wales shall have exclusive jurisdiction to settle any Disputes, and waive any objection to proceedings before such courts on the grounds of venue or on the grounds that such proceedings have been brought in an inappropriate forum.

(e) For the purposes of this Clause, “Dispute” means any dispute, controversy, claim or difference of whatever nature arising out of, relating to, or having any connection with this Agreement, including a dispute regarding the existence, formation, validity, interpretation, performance or termination of this Agreement or the consequences of its nullity and also including any dispute relating to any non-contractual rights or obligations arising out of, relating to, or having any connection with this Agreement.

SECTION 6.08. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 6.09. Delivery by Facsimile or Email. This Agreement, and any amendments hereto, waivers hereof or consents hereunder, to the extent signed and delivered by facsimile or by email with scan attachment, shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of any party, the other parties shall re-execute original forms thereof and deliver them to the requesting party. No party shall raise the use of facsimile or email to deliver a signature or the fact that any signature was transmitted or communicated by facsimile or email with scan attachment as a defense to the formation of a legally binding contract, and each such party forever waives any such defense.

SECTION 6.10. Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent actual or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in any courts of England or Wales or any state or foreign jurisdiction having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. The parties waive, in connection with any action for specific performance or injunctive relief, the defense of adequacy of remedies at law and any requirement under law to post a bond or other security or prove damages as a prerequisite to obtaining equitable relief.

SECTION 6.11. Process Agent. Without prejudice to any other permitted mode of service, the parties agree that service of any claim form, notice or other document for the purpose of or in connection with any action or proceeding in England or Wales arising out of or in any way relating to this Agreement shall be duly served upon Grupo VM if it is delivered personally or sent by recorded or special delivery post (or any substantially similar form of mail) to [insert address of process agent] (marked for the attention of [insert name of the person or officer to whom the documents are to be sent] or such other person and address in England or Wales as such party shall notify all the other parties in writing from time to time, whether or not such claim form, notice or other document is forwarded to the relevant party or received by such party.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered by their authorized representatives as of the date first above written.

VELONEWCO PLC

By
Name:
Title:

GRUPO VILLAR MIR

by
Name:
Title:

ALAN KESTENBAUM

by
Name:
Title:

[Signature page to Registration Rights Agreement]

ANNEX F: FORM OF HOLDCO ARTICLES

ARTICLES OF ASSOCIATION

of

VELONEWCO PLC

“the Company”

(effective as from [ ● ] 2015)

ARTICLES OF ASSOCIATION

28.	ALTERNATE DIRECTORS	F-31

29.	POWERS OF THE BOARD	F-32

30.	DELEGATION OF DIRECTORS’ POWERS	F-32

31.	DISQUALIFICATION AND REMOVAL OF DIRECTORS	F-33

32.	EXECUTIVE DIRECTORS	F-34

33.	DIRECTORS’ INTERESTS	F-34

34.	PROCEEDINGS OF DIRECTORS	F-38

35.	MINUTES	F-40

36.	SECRETARY	F-41

37.	THE SEAL	F-41

38.	REGISTERS	F-41

39.	DIVIDENDS	F-41

40.	SCRIP DIVIDENDS	F-44

41.	CAPITALISATION OF PROFITS	F-45

42.	RETURN OF CAPITAL	F-47

43.	CHANGE OF THE COMPANY’S NAME	F-47

44.	RECORD DATES	F-47

45.	ACCOUNTS	F-48

46.	NOTICES AND OTHER COMMUNICATIONS	F-48

47.	DESTRUCTION OF DOCUMENTS	F-51

48.	WINDING UP	F-52

49.	INDEMNITY AND INSURANCE	F-52

50.	DISPUTE RESOLUTION	F-53

1.	MODEL ARTICLES NOT TO APPLY

The regulations in the relevant model articles shall not apply to the Company.

2.	INTERPRETATION

2.1	In these Articles (if not inconsistent with the subject or context) the following words shall bear the following meanings:

“A Ordinary Shares” means the A ordinary shares in the capital of the Company from time to time, identified in paragraph (b) of Article 4.1 and with the rights and being subject to the limitations in these Articles generally;

“Affiliate” means, with respect to any specified Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls, is Controlled by or is under common Control with such specified Person. Notwithstanding the foregoing, (i) neither the Company nor any Person Controlled by the Company shall be deemed to be an “Affiliate” of Grupo VM or of any Affiliate of Grupo VM and (ii) neither Grupo VM nor any Affiliate thereof shall be deemed to be an “Affiliate” of any other member or any Affiliate thereof by virtue of its Ordinary Shares;

“AK” means Alan Kestenbaum;

“Articles” means the articles of association for the time being of the Company;

“BCA” means the amended and restated business combination agreement dated as of May 5, 2015 between Globe Specialty Metals, Inc., a Delaware corporation, Grupo FerroAtlántica, S.A.U., a Spanish public limited liability company in the form of a sociedad anónima, Grupo VM, Gordon Merger Sub, Inc., a Delaware corporation and the Company;

“Board” means the board of Directors of the Company from time to time;

“certificated share” means share in the capital of the Company which is held in physical certificated form and references in these Articles to a share being held in certificated form shall be construed accordingly;

“Change of Control” occurs where a Person who Controls any body corporate ceases to do so or if another Person acquires Control of such body corporate;

“clear days” means, in relation to the period of a notice, that period excluding the day on which a notice is given or deemed to be given and the day for which it is given or which it is to take effect;

“Companies Act” means the Companies Act 2006 including any modifications or re-enactment of it for the time being in force;

“Company Ordinary Shares” means the Ordinary Shares and the A Ordinary Shares;

“Contract” means, as to any Person, any contract, lease, easement, license, instrument or understanding to which the applicable Person is a party;

“Control” means, as to any Person, the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of shares or other equity securities or as trustee or executor, by Contract or otherwise; the terms “Controlled” and “Controlling” shall have a correlative meaning;

“Decrease Date” means the first date on which (a) Grupo VM no longer has the right to designate or nominate the majority of the entire Board pursuant to Article 25 and (b) Grupo VM Directors no longer constitute the majority of the entire Board;

“Depositary” means any depositary, custodian or nominee approved by the Board that holds legal title to shares in the capital of the Company for the purposes of facilitating beneficial ownership of such shares by another individual;

“Director” means a director of the Company from time to time;

“Director Nominees” means any person nominated as a Director in accordance with Articles 25.3 through 25.6;

“dividend” means dividend or bonus;

“electronic address” means any number or address used for the purposes of sending or receiving notices, documents or information by electronic means;

“Exchange” means the stock exchange on which the Company maintains its primary listing, and in all events will be the NASDAQ so long as listed thereon;

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations promulgated thereunder;

“Exchange Rules” means the rules of the Exchange applicable to the Company, as amended and supplemented from time to time;

“executed” means any mode of execution;

“Executive Chairman” has the meaning given in Article 25.5;

“Executive Vice-Chairman” has the meaning given in Article 32.1;

“Governmental Authority” shall mean any national, federal, state, county, municipal, local or foreign government, or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government, and any arbitrator or arbitral body or panel of competent jurisdiction;

“Grupo VM” means Grupo Villar Mir, S.A.U., a public limited company (sociedad anónima) incorporated under the laws of Spain;

“Grupo VM Director” means any Grupo VM Nominee elected to the Board in accordance with these Articles;

“Grupo VM Family Members” means (a) Juan Miguel Villar Mir and any direct descendant of Juan Miguel Villar Mir, (b) any current or former spouse of any person described in clause (a) and (c) any trust solely for the benefit of persons described in clauses (a) and (b) as to which voting and disposition power of the Company Ordinary Shares is Controlled by a Grupo VM Family Member;

“Grupo VM Nominee” has the meaning given to it in Article 25.3;

“holder” means, in relation to a share in the capital of the Company, the member whose name is entered in the register of members as the holder of that share;

“Independent Director” means (a) each Initial Independent Director and (b) any other Director nominated for election or appointment to the Board by the Independent Directors or the Board from time to time in accordance with Article 25.4, and who is a member of the Board and qualifies as an independent director under the Exchange Rules;

“Initial Independent Director” means [ ● ], [ ● ] and [ ● ].1

“Law” means any federal, state, provincial, municipal, local or foreign law, statute, code, ordinance, rule, regulation, circular, order, judgment, writ, stipulation, award, injunction, decree or arbitration award or finding;

“member” means a member of the Company;

[1]	The names of the Initial GSM Independent Directors to be inserted.

“Nasdaq” means the Nasdaq Stock Market;

“Nasdaq Rules” means the Nasdaq Stock Market Rules or the rules of such other applicable Exchange, as amended and supplemented from time to time;

“Nominating and Corporate Governance Committee” has the meaning given in Article 25.8;

“Office” means the registered office of the Company from time to time;

“officer” includes a Director, manager and the secretary, but shall not include an auditor;

“Ordinary Shares” means the ordinary shares in the capital of the Company from time to time, identified in paragraph (a) of Article 4.1 and with the rights and being subject to the limitations in these Articles generally;

“paid” means paid or credited as paid;

“Percentage Interest” means, with respect to any member, the percentage of the total outstanding Company Ordinary Shares owned by that member;

“Person” means any individual, corporation, limited company, limited liability company, partnership, association, trust, unincorporated organization, Governmental Authority, other entity or group (as defined in Section 13(d) of the Exchange Act) wherever resident or domiciled;

“Preferred Dividend” has the meaning given in Article 39.2;

“Preferred Dividend Term” means the period from and including the date of the adoption of these Articles by the Company until and including the earlier of (i) the date falling on the twentieth clear business day following the expiry and termination of any and all rights of the policyholder under the R&W Policy and (ii) such date as may be deemed pursuant to Article 4.14;

“public announcement” shall mean disclosure in a press release reported by Reuters, the Dow Jones News Service, Associated Press or a comparable news service or other method of public announcement as the Board may deem appropriate in the circumstances or in a document publicly filed by the Company with the US Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act;

“Qualified Director Nominees” has the meaning given in Article 25.8;

“R&W Policy” means that certain Buyer-Side Representations and Warranties Insurance Policy, issued by AIG Specialty Insurance Company, for the benefit of the Company as named insured;

“R&W Proceeds” has the meaning given in Article 39.2;

“R&W Trust” has the meaning given in Article 4.13;

“register” means the register of members of the Company;

“seal” means the common seal (if any) of the Company and includes an official seal (if any) kept by the Company by virtue of section 49 or 50 of the Companies Act;

“secretary” means the secretary of the Company and includes a joint, assistant, deputy or temporary secretary and any other person appointed to perform the duties of the secretary of the Company;

“Subsidiary” shall mean, with respect to any Person, any corporation, partnership, joint venture or other legal entity of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, joint venture or other legal entity, or any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act;

“Sunset Date” means the first date after the date of adoption of these Articles on which Grupo VM and its Affiliates in the aggregate beneficially own less than 15% of the issued and outstanding Company Ordinary Shares;

“uncertificated share” means a share in the capital of the Company which is not held in physical certificated form and references in these Articles to a share being held in uncertificated form shall be construed accordingly;

“undertaking” includes a body corporate, trust or partnership, joint ventures or an unincorporated association carrying on a trade or business with or without a view to profit (and, in relation to an undertaking which is not a company, expressions in these Articles appropriate to companies shall be construed as references to the corresponding persons, officers, documents or organs (as the case may be) appropriate to undertakings of that description);

“United Kingdom” means Great Britain and Northern Ireland;

“Units” has the meaning given in Article 4.13;

“US Dollars” or “$” means the lawful currency of the United States of America;

“Voting Shares” means the Company Ordinary Shares and any other shares which may be issued with the right to attend and vote at general meetings.

2.2	Subject to the following paragraph, references to any provision of any enactment or of any subordinate legislation (as defined by section 2(1) of the Interpretation Act 1978) include any modification or re-enactment of that provision for the time being in force.

2.3	Words and expressions contained in these Articles which are not defined in Article 2 but are defined in the Companies Act have the same meaning as in the Companies Act (but excluding any modification of the Companies Act not in force at the date these Articles took effect) unless inconsistent with the subject or the context.

2.4	In these Articles, unless the context otherwise requires:

(a)	words in the singular include the plural, and vice versa;

(b)	words importing any gender include all genders;

(c)	reference to a document or information being “sent”, “supplied” or “given” to or by a Person means such document or information, or a copy of such document or information, being sent, supplied, given, delivered, issued or made available to or by, or served on or by, or deposited with or by that Person by any method authorised by these Articles, and “sending”, “supplying” and “giving” shall be construed accordingly;

(d)	references to documents “being signed” or to “signature” include a reference to it being executed under hand or under seal or by any other method and, in the case of a communication in electronic form, such references are to its being authenticated as specified in the Companies Act;

(e)	references to “writing” include references to typewriting, printing, lithography, photography and any other modes of representing or reproducing words in a legible and non-transitory form, whether sent or supplied in electronic form or made available on a website or otherwise and “written” shall be construed accordingly;

(f)	references to “other” and “otherwise” shall not be construed ejusdem generis where a wider construction is possible;

(g)	references to a power are to power of any kind, whether administrative, discretionary or otherwise;

(h)	references to a committee of the Directors are to a committee established in accordance with these Articles, whether or not comprised wholly of Directors;

(i)	any words following the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words, description, definition, phrase or term preceding those terms;

(j)	powers of delegation shall not be restrictively construed but the widest interpretation shall be given to them;

(k)	the word “Board” in the context of the exercise of any power contained in these Articles includes any committee consisting of one or more Directors, any Director, any other officer of the Company and any local or divisional board, manager or agent of the Company to which or, as the case may be, to whom the power in question has been delegated;

(l)	no power of delegation shall be limited by the existence or, except where expressly provided by the terms of delegation, the exercise of that or any other power of delegation;

(m)	except where expressly provided by the terms of delegation, the delegation of a power shall not exclude the concurrent exercise of that power by any other Person who is for the time being authorised to exercise it under these Articles or under another delegation of the power; and

(n)	references to the “entire” Board are to the total number of Director positions on the Board entitled to vote, including any vacancies, at the relevant time. As an example, if there are nine Director positions, six of which are filled and three of which are vacant, the entire Board shall be nine Directors, so an action required to be taken by a majority of the entire Board shall require the approval of five of the six Directors in office and any action requiring the approval of two-thirds of the entire Board shall require the approval of all six Directors in office. If one or more Directors is not entitled to vote on a resolution in accordance with Article 33, the size of the entire Board shall be deemed reduced by the number of conflicted Directors, except that any item that under these Articles requires the approval of two-thirds of the entire Board would still require either (i) the approval of two-thirds of the entire Board (determined without regard to the deemed reduction pursuant to this sentence) or (ii) the approval of two-thirds of the entire Board (determined after taking into account the deemed reduction pursuant to this sentence), including the approval of at least one Independent Director.

2.5	The headings are inserted for convenience only and do not affect the construction of these Articles.

3.	LIABILITY OF MEMBERS

The liability of each member is limited to the amount, if any, unpaid on the shares held by that member.

4.	SHARES AND SHARE CAPITAL

4.1	Subject to Article 5.6, the Company may issue the following shares in the capital of the Company with rights attaching to them and denominated, in each case, as follows:

(a)	Ordinary Shares, each of which shall be denominated in US Dollars. Each Ordinary Share shall be issued with one vote attaching to it for voting purposes in respect of all matters on which Voting Shares in the capital of the Company have voting rights and shall form a single class with the other Voting Shares in the capital of the Company for such purposes. The holders of Ordinary Shares shall be entitled to receive notice of, attend and speak at and vote at, general meetings of the Company; and

(b)	A Ordinary Shares, each of which shall be denominated in US Dollars. Each A Ordinary Share shall be issued with one vote attaching to it for voting purposes in respect of all matters on which Voting Shares in the capital of the Company have voting rights and shall form a single class with the other Voting Shares in the capital of the Company for such purposes. The holders of A Ordinary Shares shall be entitled to receive notice of, attend and speak at and vote at, general meetings of the Company.

4.2	Notwithstanding Article 4.1, subject to the provisions of the Companies Act, and without prejudice to any rights attached to any existing shares or class of shares (including, for the avoidance of doubt, that no share shall rank in priority to the Ordinary Shares with respect to the dividend rights of the Ordinary Shares as a result of any payment under the R&W Policy):

(a)	any share in the Company may be issued with such preferred, deferred or other special rights, or subject to such restrictions, whether as regards dividend, return of capital, voting or otherwise, as the Company may from time to time by ordinary resolution determine (or, in the absence of any such determination, as the Directors may determine);

(b)	the Company may issue nil paid or partly paid shares and the holder of such nil paid or partly paid shares shall have a right to vote, receive dividends and participate in a return of capital as if the shares were fully paid, together with such other rights or restrictions as the Board shall determine; and

(c)	shares may be issued which are to be redeemed or are to be liable to be redeemed at the option of the Company or the holder and the Board may determine the terms, conditions and manner of redemption of shares provided that it does so before the shares are allotted.

4.3	The Company may exercise all powers of paying commissions or brokerage conferred or permitted by the Companies Act. Subject to the provisions of the Companies Act, any such commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other and may be in respect of a conditional or an absolute subscription.

4.4	Except as required by Law or any Contract entered into by the Company, no Person shall be recognised by the Company as holding any share upon any trust. Except as otherwise provided by these Articles or by Law, the Company shall not be bound by or recognise (even if having notice of it) any equitable, contingent, future, partial or other claim or any interest in any share (or in any fractional part of a share) except the holder’s absolute ownership of the entirety of the share and all the rights attaching to it.

4.5	Without prejudice to any powers which the Company or the Board may have to grant options to acquire, issue, allot, dispose of, convert, or otherwise deal with or make arrangements in relation to, shares and other securities in any form:

(a)	the Board may permit the holding of shares in any class of shares in uncertificated form; and

(b)	the Company may issue shares in uncertificated form and may convert shares from certificated form to uncertificated form and vice versa.

4.6	Shares in the capital of the Company that fall within a certain class shall not form a separate class of shares from other shares in that class because any share in that class is held in uncertificated form.

4.7	Unless the Directors decide otherwise, shares in uncertificated form will be treated as separate holdings from any certificated shares which that member holds.

4.8	Unless Law or the Exchange Rules otherwise require or the Directors otherwise determine, shares which are issued or created from or in respect of shares in uncertificated form will be in uncertificated form and shares which are issued or created from or in respect of certificated shares will be certificated shares.

4.9	The Company shall be entitled to assume that entries on any record of securities kept by it in accordance with Law and the Exchange Rules and regularly reconciled with the relevant operator of the register of securities are a complete and are an accurate reproduction of the particulars entered in the operator of the register of securities and therefore will not be liable in respect of anything done or not done by or on its behalf in reliance on such assumption; in particular, any provision of these Articles which requires or envisages action to be taken in reliance on information contained in the register or allows that action to be taken in reliance on information contained in any relevant record of securities (as so maintained and reconciled).

4.10	Where the Company is entitled under any provision of the Companies Act or these Articles to sell, transfer or otherwise dispose of, forfeit, re-allot, accept the surrender of, or otherwise enforce a lien over, a share held in uncertificated form, the Company shall be entitled, subject to the provisions of the Companies Act and these Articles to:

(a)	require the holder of that uncertificated share by notice to change that share into certificated form within the period specified in the notice and to hold that share in certificated form so long as required by the Company;

(b)	appoint any Person to take any other steps, by instruction given through a Depositary or otherwise, in the name of the holder of that share as may be necessary to effect the transfer of that share and these steps will be as effective as if they had been taken by the registered holder of that share; and

(c)	take any action that the Board considers appropriate to achieve the sale, transfer, disposal, forfeiture, reallotment or surrender of that share, or otherwise to enforce a lien in respect of that share.

4.11	If the Company has any shares in issue in uncertificated form, these Articles apply to those shares, but only so far as they are consistent with:

(a)	holding and transferring shares in an uncertificated form; or

(b)	any provision of Law and the applicable Exchange Rules,

and, without affecting the general nature of this Article, if and to the extent that any provision of these Articles is inconsistent with the holding of, transfer of title to or maintenance of shares in uncertificated form, it shall not apply to any share of any class which is in uncertificated form.

4.12	Each A Ordinary Share shall be automatically converted into one Ordinary Share upon the earlier of:

(a)	the expiration of the Preferred Dividend Term; and

(b)	its transfer to a Person which is not (i) Grupo VM, any Grupo VM Family Member or any Affiliate of Grupo VM or a Grupo VM Family Member, (ii) any trust or similar arrangement for the benefit of any such Person, (iii) any group (within the meaning of Regulation 13D of the Exchange Act) of which any such Person is a member or (iv) any Person under any of the foregoing Persons’ Control.

4.13	At any time prior to the first anniversary of the adoption of these Articles, two-thirds of the entire board may, and at any time following the first anniversary of the date of the adoption of these Articles, a majority of the entire Board may:

(a)	establish a unit trust (the “R&W Trust”) and irrevocably and unconditionally transfer all rights, interests and claims the Company has or may have under the R&W Policy to the R&W Trust in consideration for the issue by the R&W Trust of such number of participation units (the “Units”) as is equal to the number of Ordinary Shares in issue at the time the R&W Trust is established; and

(b)	promptly following the establishment of the R&W Trust, declare a dividend of all the Units and the amount of any Preferred Dividend due but not yet paid (if any) to the holders of the Ordinary Shares in full satisfaction of the Company’s obligation to pay any Preferred Dividends.

4.14	Immediately following the payment of the dividend contemplated by paragraph (b) of Article 4.13 the Preferred Dividend Term shall be deemed to have expired.

5.	AUTHORITY TO ALLOT SHARES AND DISAPPLICATION OF PRE-EMPTION RIGHTS

5.1	Subject to these Articles and any agreement entered into with a member in writing, in addition to any similar authority which has not been fully utilised, the Board shall be generally and unconditionally authorised pursuant to section 551 of the Companies Act to:

(a)	exercise all of the powers of the Company to allot shares in the Company, and to grant rights to subscribe for or to convert any security into shares in the Company up to a maximum aggregate amount representing 50 per cent. of the number of shares in the capital of the Company as at the date of the adoption of these Articles and after consummation of the transactions contemplated by the BCA (in addition to any authority to allot that has not yet expired granted to the Board prior to the date of the adoption of these Articles) for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) on the date which is five years from the date of the adoption of these Articles by the Company; and

(b)	make an offer or agreement which would or might require shares to be allotted, or rights to subscribe for or convert any security into shares to be granted, after expiry of the authority described in this Article 5.1 and the Board may allot shares and grant rights in pursuance of that offer or agreement as if this authority had not expired.

5.2	Subject to these Articles, and any agreement entered into with a member in writing, the Board shall be generally empowered pursuant to section 570 of the Companies Act and section 573 of the Companies Act to allot equity securities (as defined in the Companies Act) for cash, pursuant to the authority conferred by Article 5 of these Articles as if section 561(1) of the Companies Act did not apply to the allotment.

5.3	Subject to the provisions of the Companies Act relating to the authority to allot shares and the disapplication of pre-emption rights or otherwise and of any resolution of the Company in general meeting passed pursuant to those provisions, and, in the case of redeemable shares, the provisions of Article 5.4:

(a)	all shares for the time being in the capital of the Company shall be at the disposal of the Board; and

(b)	the Board may reclassify, allot (with or without conferring a right of renunciation), grant options over, or otherwise dispose of them to such Persons on such terms and conditions and at such times as it thinks fit.

5.4	Subject to the provisions of the Companies Act, and without prejudice to any rights attached to existing shares, any share may be issued which is to be redeemed, or is liable to be redeemed at the option of the Company or the holder. The Board may determine the terms, conditions and manner of redemption of any redeemable share so issued provided that it does so before the share is allotted, and these terms and conditions will apply to the relevant shares as if they were set out in these Articles.

5.5	The terms and conditions of any issued shares in the Company which are:

(a)	to be redeemed, or are liable to be redeemed at the option of the Company or the holder; and

(b)	were issued prior to the adoption of these Articles,

will apply to the relevant shares as if they were set out in these Articles provided that such shares were issued in accordance with the articles of the Company at the time and applicable Law.

5.6	The Company may not issue or allot A Ordinary Shares other than as consideration for the Stock Exchange (as defined in the BCA) or pursuant to conversion of Ordinary Shares pursuant to Article 11.2.

6.	VARIATION OF RIGHTS

6.1	Subject to these Articles and the provisions of the Companies Act, if at any time the capital of the Company is divided into different classes of shares, all or any of the rights attached to any existing class may from time to time be varied or abrogated, either while the Company is a going concern or during or in contemplation of a winding up:

(a)	in such manner (if any) as may be provided by those rights; or

(b)	subject to Article 6.4 and 6.5, with the written consent of the holders of three-quarters in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares), which consent shall be in hard copy form or in electronic form sent to such address (if any) for the time being specified by or on behalf of the Company for that purpose, or in default of such specification to the Office, and may consist of several documents, each executed or authenticated in such manner as the Board may approve by or on behalf of one or more holders, or a combination of both, but not otherwise.

6.2	All the Articles relating to general meetings will apply to any such class meeting, with any necessary changes. The following changes will also apply:

(a)	a quorum will be present if at least two members who are entitled to vote are present in person or by proxy who own at least a majority in nominal value of the issued shares of the class (excluding any shares of that class held as treasury shares);

(b)	at an adjourned meeting, a quorum will be present if at least two members who are entitled to vote are present in person or by proxy who own at least a majority in nominal value of the issued shares of the class (excluding any shares of that class held as treasury shares); and

(c)	the Company shall solicit proxies and provide proxy statements for all class meetings.

6.3	For the purposes of Article 6.1, if at any time the capital of the Company is divided into different classes of shares, unless otherwise expressly provided by the rights attached to any share or class of shares, those rights shall be deemed not to be varied or abrogated by:

(a)	the issue of further shares ranking pari passu with, or subsequent to, that share or class of shares;

(b)	the purchase or redemption by the Company of any of its own shares; and

(c)	the exercise by the Board of any of the powers contemplated by Articles 39.9, 39.10 and 40.1.

6.4	In accordance with Article 4.1 and subject to Article 6.5, for the purpose of the variation or abrogation of the rights attaching to the Ordinary Shares and the A Ordinary Shares pursuant to Article 6.1 the Ordinary Shares and A Ordinary Shares shall constitute the same class of shares.

6.5	Article 6.4 will not apply, and the Ordinary Shares and A Ordinary Shares will constitute separate classes of shares for the purpose of Article 6.1, where the effect of the variation or abrogation is that the differences in the economic and voting rights as between the Ordinary Shares and A Ordinary Shares will cease to be the same in all material respects as such differences existed as at the date of adoption of these Articles.

7.	SHARE CERTIFICATES

7.1	On becoming the holder of any share other than a share in uncertificated form, every Person (except if applicable Law allows the Company not to issue share certificates) shall be entitled, without payment, to have issued to him within two months after allotment or lodgement of a transfer (unless the terms of issue of the shares provide otherwise) one certificate for all the shares of each class held by him (and, upon transferring a part of his holding of shares of any class, to a certificate for the balance of that holding). A holder may elect to receive one or more additional certificates for any of his shares upon payment for every certificate after the first of such reasonable sum as the Directors may determine from time to time.

7.2	Every certificate shall:

(a)	be issued under the seal, or under such other form of authentication as the Board may approve (which may include manual or facsimile signatures by one or more Directors); and

(b)	shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on the shares.

7.3	The Company shall not be bound to issue more than one certificate for shares held jointly by more than one Person and delivery of a certificate to one joint holder shall be sufficient delivery to all of them, and seniority shall be determined in the manner described in Article 22.3. Shares of different classes may not be included in the same certificate.

7.4	If a share certificate is damaged, defaced or worn out or said to be lost, stolen or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of any exceptional out-of-pocket expenses incurred by the Company in investigating evidence and preparing the requisite form of indemnity as the Directors may determine but otherwise free of charge, and (in the case of damage, defacement or wearing out) on delivery up of the old certificate to the Company.

8.	LIEN

8.1	The Company shall have a first and paramount lien on every share (not being a fully paid share) for all amounts payable to the Company (whether presently or not) in respect of that share. The Board may at any time (generally or in a particular case) waive any lien or declare any share to be wholly or in part exempt from the provisions of Articles 8.1 to 8.4 inclusive. The Company’s lien on a share shall extend to all amounts (including without limitation dividends) payable in respect of it.

8.2	The Company may sell, in such manner as the Board determines, any share on which the Company has a lien if an amount in respect of which the lien exists is presently payable and is not paid within 14 clear days after notice has been sent to the holder of the share, or to the Person entitled to it in consequence of the death or bankruptcy of the holder or otherwise by operation of Law, stating the amount of money due, demanding payment and stating that if the notice is not complied with the shares may be sold.

8.3	To give effect to the sale the Board may, in the case of a share in certificated form, authorise any Person to execute an instrument of transfer of the share sold to, or in accordance with the directions of, the purchaser. In the case of a share in uncertificated form, the Board may, to enable the Company to deal with the share in accordance with the provisions of this Article 8.3, exercise any of the powers of the Company under Article 4.10 to effect the sale of the share. The title of the transferee to the share shall not be affected by any irregularity in or invalidity of the proceedings in reference to the sale and the transferee shall not be bound to see to the application of the purchase money.

8.4	The net proceeds of the sale, after payment of the costs, shall be applied in or towards payment or satisfaction of so much of the amount for which the lien exists as is presently payable, and any residue shall (upon surrender to the Company for cancellation of the certificate for the share sold, in the case of a share in certificated form, and, whether the share sold is in certificated form or uncertificated form, subject to a like lien for any amount not presently payable as existed upon the share before the sale) be paid to the Person entitled to the share at the date of the sale.

9.	CALLS ON SHARES

9.1	Subject to the terms of allotment, the Board may from time to time make calls upon the members in respect of any amounts unpaid on their shares (whether in respect of nominal value or premium) and each member shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares. A call may be required to be paid by instalments. A call may, before receipt by the Company of an amount due under it, be revoked in whole or in part and payment of a call may be postponed in whole or part. A Person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

9.2	A call shall be deemed to have been made at the time when the resolution of the Board authorising the call was passed.

9.3	The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.

9.4	If a call or an instalment of a call remains unpaid in whole or in part after it has become due and payable the Person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the shares in question or in the notice of the call or, if no rate is fixed, the rate determined by the Board, not exceeding 15 per cent. per annum, or, if higher, at the appropriate rate (as defined by the Companies Act), but the Board may in respect of any individual member waive payment of interest wholly or in part.

9.5	An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call duly made and notified and payable on the date so fixed or in accordance with the terms of the allotment. If it is not paid these Articles shall apply as if that sum had become due and payable by virtue of a call duly made and notified.

9.6	Subject to the terms of allotment, the Directors may on the issue of shares differentiate between the allottees or holders in the amounts and times of payment of calls on their shares.

9.7	The Board may, if it thinks fit, receive from any member willing to advance it all or any part of the amount unpaid on any shares held by him (beyond the sums actually called up) as a payment in advance of calls, and such payment shall, to the extent of it, extinguish the liability on the shares in respect of which it is advanced. The Company may pay on all or any of the amount so advanced (until it would, but for such advance, become presently payable) interest on the amount so received, or so much of it as exceeds the sums called up on the shares in respect of which it has been received, at such rate (if any) as the member and the Board agree not exceeding 15 per cent. per annum or, if higher, the appropriate rate (as defined in the Companies Act).

10.	FORFEITURE AND SURRENDER

10.1	If a call or an instalment of a call remains unpaid, in whole or in part, after it has become due and payable, the Board may give to the Person from whom it is due not less than 14 clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses incurred by the Company by reason of such non-payment. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.

10.2	If the notice is not complied with, any share in respect of which it was given may, at any time before the payment required by the notice has been made, be forfeited by a resolution of the Board. The forfeiture shall include all dividends and other amounts payable in respect of the forfeited shares and which have not been paid before the forfeiture. When a share has been forfeited, notice of the forfeiture shall be sent to the Person who was the holder of the share before the forfeiture. An entry shall be made promptly in the register opposite the entry of the share showing that notice has been sent, that the share has been forfeited and the date of forfeiture. No forfeiture shall be invalidated by the omission or neglect to send that notice or to make those entries.

10.3	Subject to the provisions of the Companies Act, a forfeited share shall be deemed to belong to the Company and may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Board determines either to the Person who was before the forfeiture the holder or to any other Person. At any time before sale, re-allotment or other disposition, the forfeiture may be cancelled on such terms as the Board determines. Where for the purposes of its disposal a forfeited share is to be transferred to any Person, the Board may, in the case of a share in certificated form, authorise someone to execute an instrument of transfer and, in the case of a share in uncertificated form, the Board may exercise any of the powers of the Company under Article 12. The Company may receive the consideration given for the share on its disposal and register the transferee as the holder of the share.

10.4	A Person shall cease to be a member in respect of any share which has been forfeited or surrendered and shall, if the share is held in certificated form, surrender to the Company for cancellation the certificate for the share forfeited but shall remain liable to the Company for all amounts which at the date of forfeiture were presently payable by him to the Company in respect of that share plus interest at the rate at which interest was payable on those amounts before the forfeiture or, if no interest was so payable, at the rate determined by the Board, not exceeding 15 per cent. per annum or, if higher, the appropriate rate (as defined in the Companies Act) from the date of forfeiture until payment. The Board may waive payment wholly or in part or enforce payment without any allowance for the value of the share at the time of forfeiture or for any consideration received on its disposal.

10.5	The Board may accept the surrender of any share which it is in a position to forfeit upon such terms and conditions as may be agreed and, subject to any such terms and conditions, a surrendered share shall be treated as if it had been forfeited.

10.6	The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the Person whose share is forfeited and the Company, except only such of those rights and liabilities as are by these Articles expressly saved, or are by the Companies Act given or imposed in the case of past members.

10.7	A statutory declaration by a Director or the secretary that a share has been duly forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all Persons claiming to be entitled to the share. The declaration shall (subject to the execution of an instrument of transfer if necessary, in the case of a share in certificated form) constitute a good title to the share. The Person to whom the share is disposed of shall not be bound to see to the application of the consideration, if any, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings relating to the forfeiture or disposal of the share.

11.	TRANSFER OF SHARES

11.1	Without prejudice to any power of the Company to register as member a Person to whom the right to any share has been transmitted by operation of Law, the instrument of transfer of a share in certificated form may be in any usual form or in any other form which the Board may approve. An instrument of transfer shall be executed by or on behalf of the transferor and, where the share is not fully paid, by or on behalf of the transferee. An instrument of transfer need not be under seal.

11.2	Prior to the expiration of the Preferred Dividend Term, each Ordinary Share acquired by (a) (i) Grupo VM, any Grupo VM Family Member or any Affiliate of Grupo VM or a Grupo VM Family Member, (ii) any trust or similar arrangement for the benefit of any such Person referred to in (i) above, (iii) any group (within the meaning of Regulation 13D of the Exchange Act) of which any such Person referred to in (i) above is a member or (iv) any Person under any of the foregoing Persons’ Control or (b) any insurance company that issued the R&W Policy or any Affiliate of such insurance company, or any Person under such Person’s Control, shall be automatically converted into one A Ordinary Share.

11.3	The Board may, in its absolute discretion, refuse to register the transfer of a share in certificated form if it is not fully paid provided that the refusal does not prevent dealings in shares in the Company from taking place on an open and proper basis.

11.4	The Board may, in its absolute discretion, also refuse to register the transfer of a share:

(a)	unless the instrument of transfer:

(i)	is lodged, duly stamped, at the Office or such other place as the Board has appointed, accompanied by the certificate for the share to which it relates, or such other evidence as the Directors may reasonably require to show the transferor’s right to make the transfer, or evidence of the right of someone other than the transferor to make the transfer on the transferor’s behalf;

(ii)	is in respect of only one class of shares; or

(iii)	is in favour of not more than four transferees;

(b)	with respect to a share on which the Company has a lien and a sum in respect of which the lien exists is presently payable and is not paid within 14 clear days after notice has been sent to the holder of the share in accordance with Article 8.2; or

(c)	in uncertificated form:

(i)	in circumstances set out in the Exchange Rules or in accordance with applicable Law; or

(ii)	unless the instrument of transfer is in favour of not more than four transferees.

11.5	If the Board refuses to register a transfer of a share, it shall as soon as practicable and in any event within two months after the date on which the instrument of transfer was lodged with the Company (in the case of a transfer of a share in certificated form) send to the transferee notice of the refusal together with reasons for the refusal. The Board shall send to the transferee such further information about the reasons for the refusal as the transferee may reasonably request.

11.6	No fee shall be charged for the registration of any instrument of transfer or other document or instruction relating to or affecting the title to any share.

11.7	The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the Board refuses to register shall (except in the case of fraud) be returned to the Person lodging it when notice of the refusal is sent.

11.8	Nothing in these Articles shall preclude the Board from recognising a renunciation of the allotment of any share by the allottee in favour of some other Person.

11.9	For the avoidance of doubt, nothing in these Articles shall require shares to be transferred by a written instrument if the Law or Exchange Rules provides otherwise and the Directors shall be empowered to implement such arrangements as they consider fit in accordance with and subject to the Law and the Exchange Rules to evidence and regulate the transfer of title to shares in the Company and for the approval or disapproval as the case may be by the Board or the operator of a Depositary of the registration of those transfers.

12.	TRANSMISSION OF SHARES

12.1	If a member dies, the survivor or survivors where he was a joint holder, or his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only Persons recognised by the Company as having any title to his interest, but nothing in this Article 12.1 shall release the estate of a deceased member from any liability in respect of any share which had been solely or jointly held by him.

12.2	Subject to the limitations of Article 11.2, a Person becoming entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of Law may, upon such evidence being produced as the Board may properly require, elect either to become the holder of the share or to have some Person nominated by him registered as the transferee. If he elects to become the holder he shall give notice to the Company to that effect. If he elects to have another Person registered, and the share is a certificated share, he shall execute an instrument of transfer of the share to that Person. If he elects to have himself or another Person registered and the share is an uncertificated share, he shall take any action the Board may require and/or as required in accordance with the Exchange Rules (including without limitation the execution of any document) to enable himself or that Person to be registered as the holder of the share. All the provisions of these Articles relating to the transfer of shares shall apply to the notice or instrument of transfer as if it were an instrument of transfer signed by the member and the death or bankruptcy of the member or other event giving rise to the transmission had not occurred.

12.3	The Board may at any time send a notice requiring any such Person referred to in Article 12.2 to elect either to be registered himself or to transfer the share. If the notice is not complied with within 60 days, the Board may after the expiry of that period withhold payment of all dividends or other amounts payable in respect of the share until the requirements of the notice have been complied with.

12.4	A Person becoming entitled to a share by reason of the death or bankruptcy of a member or otherwise by operation of Law shall, upon such evidence being produced as the Board may reasonably require as to his entitlement and subject otherwise to Article 12.2, have the same rights in relation to the share to which he would be entitled if he were the holder of the share, and may give a discharge for all dividends and other moneys payable in respect of the share, except that he shall not, before being registered as the holder of the share, be entitled in respect of it to receive notice of, or to attend or vote at, any general meeting or at any separate meeting of the holders of any class of shares in the capital of the Company.

13.	SHARE WARRANTS

13.1	The Company, with respect to fully paid shares, may issue share warrants to bearer under the seal of the Company or in any other manner authorised by the Board.

13.2	A share warrant shall state that the bearer is entitled to the shares therein specified, and may provide by coupons or otherwise for the payment of future dividends or other moneys on or in respect of the shares included in such share warrant.

13.3	A share warrant shall entitle the bearer thereof to the shares included in it, and the shares may be transferred by the delivery of the share warrant, and the provisions of these Articles with respect to share certificates, liens, calls on shares and forfeiture and surrender, disclosure of interest, transfer of shares and transmission of shares shall not apply in relation to share warrants or the holders thereof.

13.4	The Board shall be at liberty to accept a certificate (in such form and from such Person as the Board may approve) to the effect that a specified Person is shown in the records of the Person issuing such certificate as being entitled to the shares comprised in a specified share warrant as sufficient evidence of the facts stated in such certificate, and may treat the deposit of such certificate at the Office (or any other place specified from time to time by the Board) as equivalent to the deposit there of the share warrant, and may (inter alia) allot to the Person named in such certificate any shares to which the bearer of the share warrant referred to in such certificate may be entitled and the rights of the allottee to the allotment shall not, after allotment, be questioned by any Person.

13.5	The Board may determine and from time to time vary the conditions upon which share warrants shall be issued, and in particular (but without limitation) upon which a new share warrant or coupon will be issued in the place of one worn out, defaced, lost, stolen or destroyed (provided that no new share warrant may be issued to replace one that has been lost or destroyed unless the Board are satisfied beyond reasonable doubt that the original share warrant has been lost, stolen or destroyed), upon which (subject as hereinafter provided) the bearer of a share warrant shall be entitled to attend and vote at general meetings, and upon which a share warrant may be surrendered and the name of the holder entered in the register of members in respect of the shares therein specified. Subject to such conditions and to these Articles, the bearer of a share warrant shall be subject to the conditions for the time being in force relating to share warrants, whether made before or after the issue of such share warrant.

13.6	Subject to any conditions for the time being in force relating to share warrants and as otherwise expressly provided in these Articles, the bearer of a share warrant may at any time deposit the share warrant at the Office (or at such other place as the Board may from time to time appoint) and, so long as the share warrant remains so deposited, the depositor shall have the same right of signing a requisition for calling a meeting of the Company, of giving notice of intention to submit a resolution to a meeting and of attending and voting, giving a proxy and exercising the other privileges of a member at any meeting held after the expiration of 48 hours from the time of deposit, as if his name were inserted in the register of members as the holder of the shares included in the deposited share warrant. Not more than one Person shall be recognised as a depositor of any share warrant. Every share warrant which shall have been so deposited as aforesaid shall remain so deposited until after the closing of the meeting at which the depositor desires to attend or to be represented.

13.7	Subject as otherwise expressly provided in these Articles or in any conditions for the time being in force relating to share warrants, no Person shall, as bearer of a share warrant, be entitled to sign a requisition for calling a meeting of the Company or give notice of intention to submit a resolution to a meeting or attend or vote or give a proxy or exercise any other privilege of a member at a meeting of the Company, or be entitled to receive any notices or any documents pursuant to these Articles from the Company, but the bearer of a share warrant shall be entitled in all other respects to the same privileges and advantages as if he were named in the register of members as the holder of the shares included in the share warrant, and he shall be deemed to be a member of the Company.

13.8	Without prejudice to any powers which the Company or the Board may have to issue, dispose of, convert, or otherwise deal with or make arrangements in relation to, share warrants and other securities in any form:

(a)	the holding of share warrants in uncertificated form and the transfer of title to such share warrants shall be permitted; and

(b)	the Company may issue share warrants in uncertificated form and may convert share warrants from certificated form to uncertificated form and vice versa. If and to the extent that any provision of these Articles is inconsistent with such holding or transfer as is referred to in paragraph (a) of this Article 13.8, it shall not apply to any share warrant in uncertificated form.

14.	UNTRACED MEMBERS

14.1	The Company shall be entitled to sell any share held by a member, or any share to which a Person is entitled by transmission, if:

(a)	during the period of 12 years before the date of the publication of the advertisements referred to in paragraph (b) of this Article 14 (or, if published on different dates, the first date) (the relevant period) at least three dividends in respect of the share have been declared and all dividend warrants, cheques or other method of payment for amounts payable in respect of the share which have been sent and were payable in a manner authorised by these Articles have remained uncashed;

(b)	the Company has, as soon as practicable after the expiration of the relevant period, inserted an advertisement in a leading national daily newspaper published in the United Kingdom and in a newspaper circulating in the area of the registered address or last known address of the member or Person concerned, giving notice of its intention to sell such share; and

(c)	during the relevant period and the further period of three months after the publication of the advertisements referred to in paragraph (b) of this Article 14 (or, if published on different dates, the first date) the Company has received no communication from, or on behalf of, such member or Person concerned.

14.2	The Company shall also be entitled to sell any additional share issued during the relevant period of 12 years in right of any share to which Article 14.1 applies (or in right of any share so issued), if the criteria in Article 14.1 are satisfied in relation to the additional share (but as if the words “during the period of 12 years” were omitted from paragraph (a) of Article 14.1 and the words “, after the expiration of the relevant period,” were omitted from paragraph (b) of Article 14.1).

14.3	To give effect to the sale of any share pursuant to Articles 14.1 to 14.4 inclusive the Company may:

(a)	in the case of a share in certificated form, appoint any Person to execute an instrument of transfer of the share, and the instrument shall be as effective as if it had been executed by the registered holder of, or Person entitled by transmission to, the share; and

(b)	in the case of a share in uncertificated form, the Directors may, to enable the Company to deal with the share in accordance with the provisions of Articles 14.1 to 14.4 inclusive, do all acts and things it considers necessary and expedient to effect the transfer of the share to, or in accordance with the directions of, the purchaser.

14.4	An instrument of transfer executed by that Person in accordance with paragraph (a) of Article 14.3 shall be as effective as if it had been executed by the holder of, or Person entitled by transmission to, the shares. An exercise by the Company of its powers in accordance with paragraph (b) of Article 14.3 shall be as effective as if exercised by the registered holder of or Person entitled by transmission to the shares. The purchaser shall not be bound to see to the application of the proceeds of sale, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings relating to the sale. The net proceeds of sale shall belong to the Company which shall be indebted to the member or other Person entitled to the share for an amount equal to the net proceeds of the sale and the Company shall enter the name of such former member or other Person in the books of the Company as a creditor for that amount. No trust or duty to account shall arise in respect of the net proceeds and no interest shall be payable in respect of the proceeds of sale, which may be employed in the business of the Company or invested in such investments as the Board may think fit.

15.	ALTERATION OF CAPITAL

15.1	Subject to the Companies Act and the provisions of these Articles, and without prejudice to any relevant special rights attached to any class of shares, the Company may from time to time:

(a)	increase its share capital by allotting new shares;

(b)	consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c)	sub-divide its shares, or any of them, into shares of smaller amount than its existing shares;

(d)	redeem and/ or cancel any of its shares;

(e)	redenominate its share capital or any class of share capital; and

(f)	determine that, as between the shares resulting from such a sub-division, any of them may have any preference or advantage or different rights as compared with the others,

and where any difficulty arises in regard to any consolidation or division, the Directors may settle such difficulty as they see fit.

15.2	Whenever any fractions arise as a result of a consolidation or sub-division of shares, the Board may on behalf of the members deal with the fractions as it thinks fit. In particular, without limitation, the Board may sell shares, representing fractions to which any members would otherwise become entitled, to any Person (including, subject to the provisions of the Companies Act, the Company) and distribute the net proceeds of sale in due proportion among those members or retain such net proceeds for the benefit of the Company. In the case of shares to be sold being held in certificated form, the Board may authorise some Person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the purchaser. In the case of shares to be sold in uncertificated form, the Board may, to enable the Company to deal with the share in accordance with the provisions of this Article 15.2, do all acts and things it considers necessary or expedient to effect the transfer of the shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

15.3	All shares created by an increase of the Company’s share capital (unless otherwise provided by the terms of allotment of the shares of that class), by consolidation, division or sub-division of its share capital or the conversion of stock into paid-up shares shall be subject to all the provisions of these Articles, including without limitation provisions relating to the payment of calls, lien, forfeiture, transfer and transmission.

15.4	The Company shall not consolidate, divide, sub-divide or redenominate any one or more Company Ordinary Shares without consolidating, dividing, sub-dividing or redenominating (as the case may be) all of the Company Ordinary Shares, on an equal per share basis.

16.	GENERAL MEETINGS

16.1	The Board shall convene and the Company shall hold general meetings as annual general meetings in accordance with the Companies Act.

16.2	All provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply to every separate general meeting of the holders of any class of shares in the capital of the Company, except that:

(a)	the necessary quorum at any such meeting (or adjournment thereof) shall be members of that class who together represent at least the majority of the voting rights of all members of that class entitled to vote, present in person or by proxy, at the relevant meeting;

(b)	all votes shall be taken on a poll; and

(c)	each holder of shares of the class shall, on a poll, have one vote in respect of every share of the class held by him.

For the purposes of this Article 16.2, where a Person is present by proxy or proxies, he is treated only as holding the shares in respect of which those proxies are authorised to exercise voting rights with respect to any matter proposed at the meeting.

16.3	The Board may call general meetings whenever and at such times and places as it shall determine. Subject to the provisions of the Companies Act, the Executive Chairman may also call general meetings on behalf of the Board. On requisition of members pursuant to the provisions of the Companies Act, the Board shall promptly convene a general meeting in accordance with the requirements of the Companies Act.

17.	NOTICE OF GENERAL MEETINGS

17.1	Subject to the provisions of the Companies Act, an annual general meeting and all other general meetings shall be called by at least such minimum period of notice as is prescribed or permitted under the Companies Act.

17.2	Subject to the provisions of the Companies Act and any relevant special rights or restrictions attached to any shares, notices shall be given to every member as of the record date for such meeting and to the Directors. The auditors of the Company are entitled to receive all notices of, and other communications relating to, any general meeting which any member is entitled to receive. The Company shall solicit proxies and provide proxy statements for all meetings of members.

17.3	Subject to the provisions of the Companies Act, the notice shall specify the place (including without limitation any satellite meeting place arranged for the purposes of Article 19.8, which shall be identified as such in the notice), the date and the time of meeting and the general nature of the business to be transacted, and in the case of an annual general meeting shall specify the meeting as such. In the case of a meeting to pass a special resolution, the notice shall specify the intention to propose the resolution as a special resolution.

17.4	Where the Company has given an electronic address in any notice of meeting, any document or information relating to proceedings at the meeting may be sent by electronic means to that address, subject to any conditions or limitations specified in the relevant notice of meeting.

17.5	The accidental omission to send notice of a meeting or resolution, or to send any notification where required by the Companies Act or these Articles in relation to the publication of a notice of meeting on a website, or to send a form of proxy where required by the Companies Act or these Articles, to any Person entitled to receive it, or the non-receipt for any reason of any such notice, resolution or notification or form of proxy by that Person, whether or not the Company is aware of such omission or non-receipt, shall not invalidate the proceedings at that meeting.

18.	LIST OF MEMBERS FOR VOTING AT GENERAL MEETINGS

18.1	At least ten days before every general meeting, the secretary shall prepare a complete list of the members entitled to vote at the meeting. Such list shall:

(a)	be arranged in alphabetical order;

(b)	show the address of each member entitled to vote at the meeting; and

(c)	show the number of shares registered in the name of each member.

18.2	The list of members prepared in accordance with Article 18.1 shall be available during ordinary business hours for a period of at least ten days before the general meeting for inspection by any member for any purpose relevant to the meeting. If the notice of the meeting does not specify the place where the members may inspect the list of members, the list of members shall be available for inspection (at the discretion of the Board) at either the Office or on a website. The list of members shall be available for inspection by any member who is present at the meeting, at the place and for the duration, of the meeting.

19.	PROCEEDINGS AT GENERAL MEETINGS

19.1	No business shall be transacted at a meeting unless a quorum is present. The absence of a quorum shall not preclude the choice or appointment of a chairman, which shall not be treated as part of the business of the meeting. Except as otherwise provided by these Articles, a quorum is the members who together represent at least the majority of the voting rights of all the members entitled to vote, present in person or by proxy, at the relevant meeting.

19.2	If a quorum is not present within half an hour after the time appointed for holding the meeting (or any longer period not exceeding one hour which the chairman of the meeting can decide), or if during a meeting a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved, and in any other case shall stand adjourned to such date, time and place as the chairman of the meeting may, subject to the provisions of the Companies Act, determine. If at the adjourned meeting a quorum is not present within 15 minutes after the time appointed for holding the meeting, the meeting shall be dissolved.

19.3	The chairman (if any) of the Board, or in his absence the deputy chairman of the Board, shall preside as chairman of the meeting. In the absence of the chairman of the Board or the deputy chairman of the Board, some other Director nominated prior to the meeting by the Board shall preside as chairman of the meeting. If none of the chairman, deputy chairman or such other Director (if any) is present within 15 minutes after the time appointed for holding the meeting or is not willing to act as chairman, the Directors present shall elect one of their number present and willing to act to be chairman of the meeting, and if there is only one Director present, he shall be chairman of the meeting if he agrees. This Article 19.3 is subject to Article 19.4

19.4	If no Director is willing to act as chairman or if no Director is present within 15 minutes after the time appointed for holding the meeting, the members present in person or by proxy and entitled to vote shall choose a member present in person or a proxy of a member or a person authorised to act as a representative of a corporation in relation to the meeting to be chairman of the meeting.

19.5	The Board or the chairman of the meeting may direct that any person wishing to attend any general meeting should submit to such searches or other security arrangements (including without limitation, requiring evidence of identity to be produced before entering the meeting and placing restrictions on the items of personal property which may be taken into the meeting) as they or he consider appropriate under the circumstances. The Directors or the chairman of the meeting may in their or his absolute discretion refuse entry to, or eject from, any general meeting any person who refuses to submit to a search or otherwise comply with such security arrangements.

19.6	The Board or the chairman of the meeting may take such action, give such direction or put in place such arrangements as they or he consider appropriate to secure the safety of the people attending the meeting and to promote the orderly conduct of the business of the meeting. Any decision of the chairman of the meeting on matters of procedure or matters arising incidentally from the business of the meeting, and any determination by the chairman of the meeting as to whether a matter is of such a nature, shall be final.

19.7	Directors may attend and speak at general meetings and at any separate meeting of the holders of any class of shares, whether or not they are members. The chairman of the meeting may permit other Persons who are not members of the Company or otherwise entitled to exercise the rights of members in relation to general meetings to attend and, at the chairman of the meeting’s discretion, speak at a general meeting or at any separate class meeting.

19.8

In the case of any general meeting, the Board may, notwithstanding the specification in the notice convening the general meeting of the place at which the chairman of the meeting shall preside (the “principal place”), make arrangements for simultaneous attendance and participation at satellite meeting places, or by way of any other electronic means, allowing persons not present together at the same place to attend, speak and vote at the meeting. The arrangements for simultaneous attendance and participation at satellite meeting places, or other places at which persons are participating via electronic means may include arrangements for controlling or regulating the level of attendance at any particular venue provided that such arrangements shall operate so that all members and proxies wishing to attend the meeting are able to attend at one or other of the venues. The members or proxies at the satellite meeting places, or other places at which persons are participating via electronic means, shall be counted in the quorum for, and be entitled to vote at, the general meeting in question, and that meeting shall be duly constituted and its proceedings valid if the chairman of the meeting is satisfied that adequate facilities are available throughout the meeting to ensure that the members or proxies attending at the satellite meeting places, or other places at which persons are participating via electronic means, are able to:

(a)	participate in the business for which the meeting has been convened;

(b)	see and hear all persons who speak (whether through the use of microphones, loud speakers, audio-visual communication equipment or otherwise) in the principal place and any other such place; and

(c)	be heard and seen by all other persons so present in the same way.

19.9	The chairman of the general meeting shall be present at, and the meeting shall be deemed to take place at, the principal place. If it appears to the chairman of the meeting that the facilities at the principal place or any satellite meeting place, have become inadequate for the purposes set out in Article 19.8, then the chairman of the meeting may, without the consent of the meeting, interrupt or adjourn the general meeting. All business conducted at the general meeting up to the point of the adjournment shall be valid. The provisions of Article 19.14 shall apply to that adjournment.

19.10	The Board may make arrangements for persons entitled to attend a general meeting or an adjourned general meeting to be able to view and hear the proceedings of the general meeting or adjourned general meeting and to speak at the meeting (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) by attending at a venue anywhere in the world not being a satellite meeting place. Those attending at any such venue shall not be regarded as present at the general meeting or adjourned general meeting and shall not be entitled to vote at the meeting at or from that venue. The inability for any reason of any member present in person or by proxy at such a venue to view or hear all or any of the proceedings of the meeting or to speak at the meeting shall not in any way affect the validity of the proceedings of the meeting.

19.11	The Board may from time to time make any arrangements for controlling the level of attendance at any venue for which arrangements have been made pursuant to Article 19.8 (including without limitation the issue of tickets or the imposition of some other means of selection) it in its absolute discretion considers appropriate, and may from time to time change those arrangements. If a member, pursuant to those arrangements, is not entitled to attend in person or by proxy at a particular venue, he shall be entitled to attend in person or by proxy at any other venue for which arrangements have been made pursuant to Article 19.10. The entitlement of any member to be present at such venue in person or by proxy shall be subject to any arrangement then in force and stated by the notice of meeting or adjourned meeting to apply to the meeting.

19.12	If, after the sending of the notice of a general meeting but before the meeting is held, or after the adjournment of a general meeting but before the adjourned meeting is held (whether or not notice of the adjourned meeting is required), the Board decides that it is impracticable or unreasonable, for a reason beyond its control, to hold the meeting at the declared place (or any of the declared places, in the case of a meeting to which Article 19.8 applies) and/or time, it may change the place (or any of the declared places, in the case of a meeting to which Article 19.7 applies) and/or postpone the time at which the meeting is to be held. If such a decision is made, the Board may then change the place (or any of the declared places, in the case of a meeting to which Article 19.8 applies) and/or postpone the time again if it decides that it is reasonable to do so. In either case:

(a)	no new notice of the meeting need be sent, but the Board shall, if practicable, advertise the date, time and place of the meeting by public announcement and in two newspapers with national circulation in the United Kingdom and shall make arrangements for notices of the change of place and/or postponement to appear at the original place and/or at the original time; and

(b)	a proxy appointment in relation to the meeting may, if by means of a document in hard copy form, be delivered to the Office or such other place within the United Kingdom as may be specified by or on behalf of the Company in accordance with paragraph (a) of Article 23.6 or, if in electronic form, be received at the address (if any) specified by or on behalf of the Company in accordance with paragraph (b) of Article 23.6.

19.13	For the purposes of Articles 19.8, 19.9, 19.10, 19.11 and 19.12, the right of a member to participate in the business of any general meeting shall include, without limitation, the right to speak, vote on a poll, be represented by a proxy and have access to all documents which are required by the Companies Act or these Articles to be made available at the meeting.

19.14	Without prejudice to any other power of adjournment he may have under these Articles or at common law:

(a)	the chairman of the meeting may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place; and

(b)	the chairman of the meeting may, without the consent of the meeting, adjourn the meeting before or after it has commenced, to another date, time or place which the chairman of the meeting may decide, if the chairman of the meeting considers that:

(i)	there is not enough room for the number of members and proxies who wish to attend the meeting;

(ii)	the behaviour of anyone present prevents, or is likely to prevent, the orderly conduct of the business of the meeting;

(iii)	an adjournment is necessary to protect the safety of any person attending the meeting; or

(iv)	an adjournment is otherwise necessary in order for the business of the meeting to be properly carried out.

19.15	An adjournment may, subject to the provisions of the Companies Act and these Articles, be for such time and to such other place (or, in the case of a meeting held at a principal place and a satellite meeting place, such other places) as the chairman may, in his absolute discretion determine, notwithstanding that by reason of such adjournment some members may be unable to be present at the adjourned meeting. Any such member may nevertheless appoint a proxy for the adjourned meeting either in accordance with Articles 23.2, 23.3 and 23.6 or by means of a document in hard copy form which, if delivered at the meeting which is adjourned to the chairman or the secretary or any Director, shall be valid even though it is given at less notice than would otherwise be required by paragraph (a) of Article 23.6. Subject to the provisions of the Companies Act, it shall not be necessary to give notice of an adjourned meeting, except that when a meeting is adjourned for 30 days or more, or for an indefinite period, at least seven clear days’ notice shall be given specifying the time and place (or places, in the case of a meeting to which Article 19.8 applies) of the adjourned meeting and the general nature of the business to be transacted. No business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place. Members who together represent at least the majority of the voting rights of all the members entitled to vote, present in person or by proxy, at the relevant meeting will constitute a quorum at an adjourned meeting.

19.16	Any resolution put to a vote at a general meeting shall be decided on a poll. This Article 19.16 may only be removed, amended or varied by resolution of the members passed unanimously at a general meeting of the Company.

19.17	Subject to Article 19.18, a poll shall be taken as the chairman directs and he may, and shall if required by the meeting, appoint scrutineers (who need not be members) and fix a time and a place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

19.18	A poll on the election of a chairman or on a question of adjournment shall be taken immediately. A poll on any other question shall be taken at the meeting or, the chairman may, with the consent of the meeting, determine that the poll shall be taken at such time and place as the chairman directs not being more than 30 days after the meeting.

20.	AMENDMENTS TO RESOLUTIONS

20.1	A special resolution to be proposed at a general meeting may be amended by ordinary resolution if:

(a)	the chairman of the meeting proposes the amendment at the general meeting at which the resolution is to be proposed; and

(b)	the amendment does not go beyond what is necessary to correct a clear error in the resolution.

20.2	An ordinary resolution to be proposed at a general meeting may be amended by ordinary resolution if:

(a)	written notice of the terms of the proposed amendment and of the intention to move the amendment have been delivered in hard copy to the Company at the Office or to such other place as may be specified by or on behalf of the Company for that purpose, or received in electronic form at such address (if any) for the time being specified by or on behalf of the Company for that purpose, at least 48 hours before the time for holding the meeting or the adjourned meeting at which the ordinary resolution in question is proposed (which, if the Board so specifies, shall be calculated taking no account of any part of a day that is not a working day) and the proposed amendment does not, in the reasonable opinion of the chairman of the meeting, materially alter the substance of the resolution; or

(b)	the chairman of the meeting, in his absolute discretion, decides that the proposed amendment may be considered or voted on.

20.3	With the consent of the chairman of the meeting, an amendment may be withdrawn by its proposer before it is voted on. If an amendment proposed to any resolution under consideration is ruled out of order by the chairman of the meeting, the proceedings on the resolution shall not be invalidated by any error in the ruling.

21.	PROPOSED MEMBER RESOLUTIONS

21.1	Where a member or members, in accordance with the provisions of the Companies Act, request the Company to (i) call a general meeting for the purposes of bringing a resolution before the meeting, or (ii) give notice of a resolution to be proposed at a general meeting, such request must, in each case and in addition to the requirements of the Companies Act, contain the following (and, to the extent that the request relates to the nomination of a Director, the content requirements of paragraph (b) of Article 25.1 also apply):

(a)	to the extent that the request relates to the nomination of a Director, as to each person whom the member(s) propose(s) to nominate for election or re-election as a Director, all information relating to such person that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of Directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act including such person’s written consent to being named in the proxy statement as a nominee and to serving as a Director if elected;

(b)	to the extent that that request relates to any business other than the nomination of a Director that the member(s) propose(s) to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such member(s) and any Member Associated Person, individually or in the aggregate, including any anticipated benefit to the member(s) or the Member Associated Person therefrom; and

(c)	as to the member(s) giving the notice and the Member Associated Person, if any, on whose behalf the nomination or proposal is made:

(i)	the name and address of such member(s), as they appear on the Company’s books, and of such Member Associated Persons, if any;

(ii)	the class and number of shares of the Company which are owned beneficially and of record by such member(s) and such Member Associated Persons, if any;

(iii)	a description of all agreements, arrangements and understandings between such member and such Member Associated Persons, if any, each proposed nominee and any other Person or Persons (including their names) in connection with the nomination of a Director or the proposal of any other business by such member(s) or such Member Associated Person, if any;

(iv)	any other information relating to such member or such beneficial owner that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies pursuant to Section 14 of the Exchange Act; and

(v)	to the extent known by the member(s) giving the notice, the name and address of any other member supporting the nominee for election or re-election as a Director or the proposal of other business on the date of such request.

For the purposes of this Article 21.1, a Member Associated Person of any member shall mean:

(A)	any Person controlling, directly or indirectly, or acting in concert with, such member;

(B)	any beneficial owner of shares in the capital of the Company owned of record or beneficially (within the meaning of the Exchange Act) by such member; and

(C)	any Person controlling, controlled by or under common control with such Member Associated Person.

21.2	If a request made in accordance with Article 21.1 does not include the information specified in that Article, or if a request made in accordance with Article 21.1 is not received in the time and manner required by Article 21.3, in respect of such shares which the relevant member(s) hold (the “member default shares”) the relevant member(s) shall not be entitled to vote, either personally or by proxy at a general meeting or at a separate meeting of the holders of that class of shares (or at an adjournment of any such meeting), the member default shares with respect to the matters detailed in the request made in accordance with Article 21.1.

21.3	Without prejudice to the rights of any member under the Companies Act, a member who makes a request to which Article 21.1 relates, must deliver any such request in writing to the secretary at the Office not earlier than the close of business on the one hundred and twentieth (120) calendar day nor later than the close of business on the ninetieth (90) calendar day prior to the date of the first anniversary of the preceding year’s annual general meeting provided, however, that in the event that the date of an annual general meeting is more than thirty (30) calendar days before or more than sixty (60) calendar days after the date of the first anniversary of the preceding year’s annual general meeting, notice by the member must be so delivered in writing not earlier than the close of business on the one hundred and twentieth (120) calendar day prior to such annual general meeting and not later than the close of business on the later of (i) the ninetieth (90) calendar day prior to such annual general meeting and (ii) the 10 calendar day after the day on which public announcement of the date of such annual general meeting is first made by the Company. In no event shall any adjournment or postponement of an annual general meeting or the public announcement thereof commence a new time period for the giving of a member’s notice as described in this Article 21.3.

Notwithstanding anything in the foregoing provisions of this Article 21.3 to the contrary, in the event that the number of Directors to be elected to the Board is increased and there is no public announcement, naming all of the nominees for Director or specifying the size of the increased Board, made by the Company at least one hundred (100) calendar days prior to the date of the first anniversary of the preceding year’s annual general meeting or, a member’s notice required by this Article 21.3 shall also be considered as validly delivered in accordance with this Article 21.3, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the secretary at the Office not later than 5.00 pm, local time, on the tenth (10) calendar day after the day on which such public announcement is first made by the Company.

Notwithstanding the provisions of Articles 21.1 or 21.2 or the foregoing provisions of this Article 21.3, a member shall also comply with all applicable requirements of the Companies Act and of the Exchange Act with respect to the matters set forth in Articles 21.1 or 21.2 or in this Article 21.3. Nothing in Article 21.1 or 21.2 or in this Article 21.3 shall be deemed to affect any rights of members to request inclusion of proposals in, nor the right of the Company to omit proposals from, the Company’s proxy statement pursuant to Rule 14a-8 (or any successor provision) under the Exchange Act, to the extent applicable to the Company and, in such event, subject in each case to compliance with the Exchange Act.

22.	VOTES OF MEMBERS

22.1	Subject to any relevant special rights or restrictions attached to any shares (including, for the avoidance of doubt, such rights and restrictions set out in Article 4.1 above), on a vote on a resolution on a poll every member present in person or by proxy shall have one vote for every share of which is the holder or in respect of which his appointment of proxy or corporate representative has been made.

22.2	A member, proxy or corporate representative entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses the same way.

22.3	In the case of joint holders the vote of the senior who tenders a vote shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the register of members.

22.4	A member in respect of whom an order has been made by any court or official having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote by any person authorised in that behalf by that court or official and such person may vote by proxy. Evidence to the satisfaction of the Board of the authority of the person claiming the right to vote shall be delivered to the Office, or such other place as is specified in accordance with these Articles for the delivery or receipt of appointments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised (provided that the Company may specify, in any case, that in calculating the period of 48 hours, no account shall be taken of any part of a day that is not a working day). Failure to satisfy the requirements of this Article 22.4 shall cause the right to vote not to be exercisable.

22.5	No member shall have the right to vote at any general meeting or at any separate meeting of the holders of any class of shares, either in person or by representative or proxy, in respect of any share held by him unless all amounts presently payable by him in respect of that share have been paid.

22.6	If at any time the Board is satisfied that any member, or any other Person appearing to be interested in shares held by such member, has been duly served with a notice under section 793 of the Companies Act (a “section 793 notice”) and is in default for the prescribed period in supplying to the Company the information thereby required, or, in purported compliance with such a notice, has made a statement which is false or inadequate in a material particular, then the Board may, in its absolute discretion at any time by notice (a “direction notice”) to such member direct that:

(a)	in respect of the shares in relation to which the default occurred (the “default shares”, which expression includes any shares issued after the date of the section 793 notice in respect of those shares) the member shall not be entitled to attend or vote either personally or by proxy at a general meeting or at a separate meeting of the holders of that class of shares or on a poll; and

(b)	in respect of the default shares:

(i)	no payment shall be made by way of dividend and no share shall be allotted or distributed pursuant to Articles 40.1, 41.1, and 41.2; and

(ii)	no transfer of any default share shall be registered unless:

(A)	the member is not himself in default as regards supplying the information requested and the transfer when presented for registration is accompanied by a certificate by the member in such form as the Board may in its absolute discretion require to the effect that after due and careful enquiry the member is satisfied that no Person in default as regards supplying such information is interested in any of the shares the subject of the transfer; or

(B)	the transfer is an approved transfer.

22.7	The Company shall send the direction notice to each other Person appearing to be interested in the default shares, but the failure or omission by the Company to do so shall not invalidate such notice.

22.8	Any direction notice shall cease to have effect not more than seven days after the earlier of receipt by the Company of:

(a)	a notice of an approved transfer, but only in relation to the shares transferred; or

(b)	all the information required by the relevant section 793 notice, in a form satisfactory to the Board.

22.9	The Board may at any time send a notice cancelling a direction notice.

22.10	The Company may exercise any of its powers under Article 4.10 in respect of any default share that is held in uncertificated form.

22.11	For the purposes of this Article 22.11 and Articles 22.6, 22.7, 22.8, 22.9 and 22.10:

(a)	a Person shall be treated as appearing to be interested in any shares if the member holding such shares has sent to the Company a notification under section 793 of the Companies Act which either:

(i)	names such Person as being so interested; or

(ii)	fails to establish the identities of all those interested in the shares, and (after taking into account the said notification and any other relevant section 793 notification) the Company knows or has reasonable cause to believe that the Person in question is or may be interested in the shares;

(b)	the prescribed period is 14 days from the date of service of the section 793 notice; and

(c)	a transfer of shares is an approved transfer if:

(i)	it is a transfer of shares pursuant to an acceptance of a takeover offer (within the meaning of section 794 of the Companies Act);

(ii)	the Board is satisfied that the transfer is made pursuant to a sale of the whole of the beneficial ownership of the shares the subject of the transfer to a party unconnected with the member and with any other Person appearing to be interested in the shares; or

(iii)	the transfer results from a sale made through a recognised investment exchange as defined in the Financial Services and Markets Act 2000 or any other stock exchange outside the United Kingdom on which the Company’s shares are normally traded.

22.12	Nothing contained in Article 22.6, 22.7, 22.8, 22.9 and 22.10 limits the power of the Company under section 794 of the Companies Act.

22.13

Any objection to the qualification of any Person voting at a general meeting or on a poll or to the counting of, or failure to count, any vote, must be made at the meeting or adjourned meeting or at the time the poll is taken (if not taken at the meeting or adjourned meeting) at which the vote objected to is tendered. Every vote not disallowed at such meeting shall be valid and every vote not counted which ought to have been counted shall be disregarded. Any objection made in due time shall be referred to the chairman of the meeting whose decision shall be final and conclusive. If a vote is not disallowed by the chairman of the meeting it is valid for all purposes.

22.14	The Company shall not be bound to enquire whether any proxy or corporate representative votes in accordance with the instructions given to him by the member he represents and if a proxy or corporate representative does not vote in accordance with the instructions of the member he represents the vote or votes cast shall nevertheless be valid for all purposes.

22.15	If any votes are counted which ought not to have been counted, or might have been rejected, the error shall not vitiate the result of the voting unless it is pointed out at the same meeting, or any adjournment of the meeting, and, in the opinion of the chairman, it is of sufficient magnitude to vitiate the result of the voting.

23.	PROXIES AND CORPORATE REPRESENTATIVES

23.1	A member is entitled to appoint another Person as his proxy to exercise all or any of his rights to attend and to speak and vote at a meeting of the Company in respect of the shares to which the proxy appointment relates. The proxy appointment shall, unless it provides to the contrary, be valid for any adjournment of the meeting as well as for the meeting to which it relates. A proxy need not be a member.

23.2	The appointment of a proxy shall be:

(a)	in the case of a proxy relating to shares in the capital of the Company held in the name of a Depositary, in a form or manner of communication approved by the Board, which may include, without limitation, a voter instruction form to be provided to the Company by certain third parties on behalf of the Depositary. Subject thereto, the appointment of a proxy may be:

(i)	in hard copy form; or

(ii)	in electronic form, to the electronic address provided by the Company for this purpose; or

(b)	in the case of a proxy relating to the shares to which paragraph (a) of Article 23.2 does not apply:

(i)	in any usual form or in any other form or manner of communication which the Board may approve. Subject thereto, the appointment of a proxy may be:

(A)	in hard copy form; or

(B)	in electronic form, to the electronic address provided by the Company for this purpose;

23.3	The appointment of a proxy, whether made in hard copy form or in electronic form, shall be executed by or on behalf of the appointor in such manner as the Directors may approve, which in the case of a corporation may be either under its common seal or under the hand of a duly authorised officer or other person duly authorised for that purpose or in any other manner authorised by its constitution.

23.4	The Board may, if it thinks fit, but subject to the provisions of the Companies Act, at the Company’s expense (with or without provision for their return prepaid) send hard copy forms of proxy for use at the meeting, or at any separate meeting of the holders of any class of shares, and issue invitations in electronic form to appoint a proxy in relation to the meeting in such form as may be approved by the Board. If, for the purpose of any meeting appointments of proxy or invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the Company’s expense, they shall be issued to all (and not to some only) of the members entitled to be sent a notice of the meeting and to vote at it. The accidental omission or the failure due to circumstances beyond the Company’s control, to send or make available such an appointment of proxy or give such an invitation to, or the non-receipt thereof by, any member entitled to attend and vote, at a meeting shall not invalidate the proceedings at that meeting.

23.5	The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned. A member may appoint more than one proxy to attend on the same occasion, provided that each such proxy is appointed to exercise the rights attached to a different share or shares held by that member. References in these Articles to an appointment of proxy include references to an appointment of multiple proxies.

23.6	Without prejudice to paragraph (b) of Article 19.12 or the second sentence of Article 19.15, the appointment of a proxy shall:

(a)	if in hard copy form, be delivered by hand or by post to the Office or such other place within the United Kingdom as may be specified by or on behalf of the Company for that purpose:

(i)	in the notice convening the meeting; or

(ii)	in any form of proxy sent by or on behalf of the Company in relation to the meeting,

by the time specified by the Board (as the Board may determine, in compliance with the provisions of the Companies Act) in any such notice or form of proxy; and

(b)	if in electronic form, be received at the electronic address to which the appointment of a proxy may be sent by electronic means pursuant to a provision of the Companies Act or to any other address specified by or on behalf of the Company for the purpose of receiving the appointment of a proxy in electronic form:

(i)	in the notice convening the meeting;

(ii)	in any form of proxy sent by or on behalf of the Company in relation to the meeting;

(iii)	in any invitation to appoint a proxy issued by the Company in relation to the meeting; or

(iv)	on a website that is maintained by or on behalf of the Company and identifies the Company,

by the time specified by the Board (as the Board may determine, in compliance with the provisions of the Companies Act) in any such method of notification.

The Board may specify, when determining the dates by which proxies are to be lodged, that no account need be taken of any part of a day that is not a working day.

23.7	Subject to the provisions of the Companies Act, where the appointment of a proxy is expressed to have been or purports to have been sent or supplied by a Person on behalf of a holder:

(a)	the Company may treat the appointment as sufficient evidence of that Person’s authority to execute the appointment of proxy on behalf of that member; and

(b)	the holder shall, if requested by or on behalf of the Company at any time, send or procure the sending of reasonable evidence of the authority under which the appointment of proxy has been made, sent or supplied (which may include, without limitation, a copy of such authority certified notarially or in some other way approved by the Board), to such address and by such time as may be specified in the request and, if the request is not complied with in any respect, the appointment of proxy may be treated as invalid.

23.8	Subject to Article 23.7, a proxy appointment which is not delivered or received in accordance with Article 23.6 shall be invalid. Where two or more valid appointments of proxy are delivered or received in respect of the same share in relation to the same meeting, the one which was last delivered or received shall, unless otherwise specified in the notice convening the meeting, be treated as replacing and revoking the other or others as regards that share. If the Company is unable to determine which is last delivered or received, or if the Company determines that it has insufficient evidence to decide whether or not a proxy appointment is in respect of the same share, it shall be entitled determine which proxy appointment (if any) is to be treated as valid. Subject to the Companies Act, the Company may determine at its discretion when a proxy appointment shall be treated as delivered or received for the purposes of these Articles.

23.9	The Company shall not be required to check that a proxy or corporate representative votes in accordance with any instructions given by the member by whom he is appointed. Any failure to vote as instructed shall not invalidate the proceedings on the resolution.

23.10	Any corporation which is a member of the Company (the “grantor”) may, by resolution of its directors or other governing body, authorise such Person or Persons as it thinks fit to act as its representative or representatives at any meeting of the Company or at any separate meeting of the holders of any class of shares. A Director, the secretary or other person authorised for the purpose by the secretary may require all or any of such Persons to produce a certified copy of the resolution of authorisation before permitting him to exercise his powers. Such Person is entitled to exercise (on behalf of the grantor) the same powers as the grantor could exercise if it were an individual member of the Company. Where a grantor authorises more than one Person and more than one authorised Person purports to exercise a power in respect of the same shares:

(a)	if they purport to exercise the power in the same way as each other, the power is treated as exercised in that way; and

(b)	if they do not purport to exercise the power in the same way as each other, the power is treated as not exercised.

23.11	The termination of the authority of a Person to act as a proxy or duly authorised representative of a corporation does not affect:

(a)	whether he counts in deciding whether there is a quorum at a meeting;

(b)	the validity of anything he does as chairman of a meeting;

(c)	the validity of a poll demanded by him at a meeting; or

(d)	the validity of a vote given by that Person,

unless notice of the termination was either delivered or received as mentioned in the following sentence at least 24 hours before the start of the relevant meeting or adjourned meeting or (in the case of a poll taken otherwise than on the same day as the meeting or adjourned meeting) the time appointed for taking the poll. Such notice of termination shall be either by means of a document in hard copy form delivered to the Office or to such other place within the United Kingdom as may be specified by or on behalf of the Company in accordance with paragraph (a) of Article 23.6 or in electronic form received at the address specified by or on behalf of the Company in accordance with paragraph (b) of Article 23.6, regardless of whether any relevant proxy appointment was effected in hard copy form or in electronic form.

23.12	A proxy given in the form of a power of attorney or similar authorisation granting power to a Person to vote on behalf of a member at forthcoming meetings in general shall not be treated as valid if it grants authorisation for a period of more than three years, unless a contrary intention is stated in it.

24.	NUMBER OF DIRECTORS

The Company must have a minimum of two directors and a maximum of nine directors. Except as otherwise determined by a resolution of the Board, the entire Board shall consist of nine directors; provided, however, that prior to the Sunset Date, any such resolutions shall require the vote of two-thirds of the entire Board.

25.	APPOINTMENT OF DIRECTORS

25.1	No person shall be appointed a Director at any annual general meeting unless:

(a)	he is nominated by the Board; or

(b)	notice in respect of that person is given by a member qualified to vote at the meeting has been received by the Company in accordance with Article 21.1 and Article 21.3 or section 338 of the Companies Act of the intention to nominate that person for appointment stating the particulars which would, if he were so appointed, be required to be included in the Company’s register of directors, together with notice by that person of his willingness to be appointed.

25.2	Except as otherwise authorised by the Companies Act, a motion for the appointment of two or more persons as Directors by a single resolution shall not be made unless a resolution that it should be so made has first been agreed to by the meeting without any vote being given against it.

25.3	Prior to the Sunset Date, subject to and in accordance with this Article 25, in connection with any election of Directors, Grupo VM shall have the right to nominate, for election at any meeting of members called for the purpose of electing Directors for, or to appoint persons to fill vacancies in, the Board, a number of Director candidates (each such candidate, a “Grupo VM Nominee”) equal to its Percentage Interest multiplied by the number of Directors constituting the entire Board, rounded up to the nearest whole number, calculated on the date that is ten days prior to the beginning of the period during which members may give notice of a resolution to be proposed at a general meeting pursuant to Article 21; provided, however, that in the event such whole number would cause the Grupo VM Nominees to constitute two-thirds or more of the entire Board, such result shall be rounded down to the nearest whole number. Until the number of Grupo VM Directors is reduced to one, Grupo VM shall at all times nominate at least one Grupo VM Director who shall qualify as an independent director under the Nasdaq Rules (regardless of whether Company Ordinary Shares are listed thereon).

25.4	Prior to the Decrease Date, subject to and in accordance with this Article 25.4, the Independent Directors shall have the exclusive right to nominate persons for election at any meeting of members called for the purpose of electing directors for, or to appoint persons to fill vacancies in, the Board, subject to the right of Grupo VM to designate and nominate Directors under these Articles or any contractual agreement between Grupo VM and the Company and subject to Articles 25.5, 25.6 and 25.7. On and after the Decrease Date, the Board shall have the right to nominate persons for election at any meeting of members called for the purpose of electing directors for, or to fill vacancies in, the Board, subject to the exclusive right of Grupo VM to designate and nominate Directors under these Articles or any contractual agreement between Grupo VM and the Company and subject to Articles 25.5, 25.6 and 25.7. With respect to any meeting of members called for the purpose of electing directors prior to the Decrease Date, the number of nominations by the Independent Directors shall not exceed the number of the entire Board reduced by the number of Grupo VM Directors and by any person entitled to nomination under Articles 25.5, 25.6 and 25.7.

25.5	Subject to these Articles, for so long as AK is serving as the executive chairman of the Company (the “Executive Chairman”), he shall be entitled to nomination for election as a Director at any meeting of members called for the purpose of electing directors.

25.6	Prior to the third anniversary of the date of adoption of these Articles, if AK is not serving as the Executive Chairman, Grupo VM and/or the Independent Directors may submit the names of one or more Person(s) to the Nominating and Corporate Governance Committee for consideration to be appointed as a Director and act as the Executive Chairman. The Nominating and Corporate Governance Committee shall evaluate the qualifications of each such Person to serve as a Director and the Executive Chairman and, following such evaluation, shall make a recommendation to the Board for action by the requisite approval of the entire Board as to such Person under paragraph (b) of Article 34.3 for appointment of a replacement Executive Chairman. In the event the requisite approval of the entire Board is not obtained in accordance with paragraph (b) of Article 34.3, Grupo VM and/or the Independent Directors may, and in any event Grupo VM shall, in good faith and consistent with the requirements of this Article 25, within 30 days of such disapproval, submit the names of one or more additional (but not the same) Person(s) to serve as a Director and act as the Executive Chairman for approval in accordance with the foregoing sentence. Grupo VM shall continue to submit the names of additional (but not the same) Persons in accordance with this Article 25.6 until the earlier of (x) such time as an Executive Chairman is appointed and (y) the third anniversary of the adoption of these Articles. In the event the Executive Chairman is a Grupo VM Director or an Affiliate of Grupo VM, the Executive Chairman shall constitute a Grupo VM Nominee and a Grupo VM Director for all purposes under these Articles.

25.7	On or after the third anniversary of the adoption of these Articles, if AK is not serving as the Executive Chairman, the Board may determine that the chief executive should serve as a member of the Board; provided, that (A) if the chief executive officer is an Affiliate of Grupo VM, he or she shall be deemed to be a Grupo VM Nominee and a Grupo VM Director, as the case may be, for all purposes under these Articles and (B) if the chief executive officer was a Grupo VM Director prior to such Board determination, he or she shall be deemed to be a Grupo VM Nominee and a Grupo VM Director, as the case may be, for all purposes under these Articles.

25.8

(a)	Each Director shall at all times (A) be qualified to serve as a Director under applicable rules and policies of the Company, the Exchange and applicable Law and (B) have demonstrated good judgment, character and integrity in his or her personal and professional dealings and have relevant financial, management and/or global business experience.

(b)	Each of the Director Nominees nominated as an Independent Director or as a Grupo VM Director who is required to qualify as “independent” under the Nasdaq Rules (any such Director Nominee, a “Qualified Director Nominee”) shall at all times be qualified to serve as a Director under applicable rules and policies of the Company, the Exchange and applicable Law. Such qualification shall be determined with respect to each Qualified Director Nominee by the nominating and corporate governance committee of the Board, or other committee performing the functions of nominating directors for election to the Board (the “Nominating and Corporate Governance Committee”), acting reasonably and in good faith and in a manner consistent with the fiduciary duties applicable to directors and the rules of the Exchange and applicable Law. In addition, in evaluating the Qualified Director Nominees for nomination, the Nominating and Corporate Governance Committee shall consider whether each Qualified Director Nominee (i) has demonstrated good judgment, character and integrity in his or her personal and professional dealings and (ii) has relevant financial, management and/or global business experience, each as determined by the Nominating and Corporate Governance Committee, acting reasonably and in good faith and in a manner consistent with the fiduciary duties applicable to directors and the rules of the Exchange and applicable Law. In the event the Nominating and Corporate Governance Committee determines reasonably and in good faith and in a manner consistent with the fiduciary duties applicable to directors, that a Qualified Director Nominee is ineligible to serve under the applicable rules and policies of the Company, the Exchange and applicable Law, or otherwise does not satisfy the standards for service on the Board specified above, the Nominating and Corporate Governance Committee will inform Grupo VM, the Board and the Qualified Director Nominee of its determination and the basis therefor in writing and in reasonable detail and will allow a reasonable opportunity for Grupo VM, the Board and the Qualified Director Nominee to evaluate the determination, including through meetings and discussions with the Nominating and Corporate Governance Committee regarding the circumstances of his or her eligibility to serve. Following such discussions, if the Nominating and Corporate Governance Committee, acting reasonably and in good faith and in a manner consistent with the fiduciary duties applicable to directors, has not reversed its determination that the Qualified Director Nominee is ineligible to serve, then, in the case of a Qualified Director Nominee who has been submitted for nomination, Grupo VM, the Independent Directors or the Board, as applicable, shall submit in good faith a replacement Qualified Director Nominee for consideration by the Nominating and Corporate Governance Committee as promptly as possible but in all cases within thirty (30) days, in accordance with the requirements of this Article 25, or in the case of a Qualified Director Nominee who is an incumbent director, such Qualified Director Nominee will, if requested by the Nominating and Corporate Governance Committee, promptly tender his or her resignation from the Board or committee of the Board, as applicable, and the resulting vacancy will be filled pursuant to this Article 25.

25.9	The Company shall, until the Sunset Date, subject to applicable Law and to Article 25.8, include the Director Nominees in the slate of nominees recommended by the Board to the members, and included in the related Company notice of annual or other general meeting, voting ballots, proxy notice, or proxy statement (if applicable) and proposed as a resolution at such annual or general meeting, for election to the Board at any annual or other general meeting of the members of the Company at which Directors are to be elected.

25.10	In the event that at a general meeting it is proposed to vote upon a number of the resolutions for the appointment of a person as a Director (each a “Director Resolution”) that exceeds the total number of Directors that are to be appointed to the Board at that meeting (the “Board Number”), the persons that shall be appointed Directors shall first be the person who receives the greatest number of “for” votes (whether or not a majority of those votes cast in respect of that Director Resolution), and then shall second be the person who receives the second greatest number of “for” votes (whether or not a majority of those votes cast in respect of that Director Resolution), and so on, until the number of Directors so appointed equals the Board Number.

25.11	At every annual general meeting all the Directors shall retire from office and will be eligible, subject to applicable Law, for nomination for re-appointment by the Board in accordance with this Article 25. A Director retiring at a general meeting retires at the end of that meeting or (if earlier) when a resolution is passed to appoint another person in the Director’s place. Where a retiring Director is re-appointed, he continues as a Director without a break.

25.12	Article 25.3 shall not apply to any resolution proposed to be voted on at a general meeting in respect of the proposed removal of an existing Director and appointment of a person instead of the person so removed, which pursuant to the Companies Act shall be proposed as an ordinary resolution. Subject to these Articles and any agreement entered into with a member in writing, in addition to any power to remove Directors conferred by the Law, the Company can pass a special resolution to remove a Director from office even though his time in office has not ended and can (subject to these Articles) appoint a person to replace a Director who has been removed in this way by passing an ordinary resolution.

25.13	Subject to the provisions of these Articles, the Company may by ordinary resolution appoint a person who is willing to act as a Director, and is permitted by Law to do so, to be a Director, either to fill a vacancy or as an additional Director. Any Director elected in accordance with this Article 25.13 shall hold office for the remainder of the full term of the class of Directors in which the vacancy occurred or to which the new Director is appointed, until his successor is appointed or until his earlier resignation or removal in accordance with Article 31.

25.14	Subject to the provisions of these Articles, the Board may appoint a person who is willing to act as a Director and is permitted by Law to do so, either to fill a vacancy or as an additional Director. Any Director elected in accordance with this Article 25.14 shall hold office for the remainder of the full term of the class of Directors in which the vacancy occurred or to which the new Director is appointed, until his successor is appointed or until his earlier resignation or removal in accordance with Article 31.

25.15	A Director shall not be required to hold any shares in the capital of the Company by way of qualification.

26.	DIRECTORS’ FEES AND EXPENSES

26.1	Unless otherwise determined by the Company by ordinary resolution, the remuneration of the Directors (other than the Executive Chairman, any chief executive officer who is serving as a Director, alternate Directors and Directors employed by the Company in an executive capacity, each of whom shall not receive separate remuneration for his services as a Director) for their services in the office of Director shall be as the Board may from time to time determine. The fees of the Directors shall be deemed to accrue from day to day and shall be distinct from and additional to any remuneration or other benefits which may be paid or provided to any Director pursuant to any other provision of these Articles.

26.2	The Directors may also be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of the Directors, or of committees of the Board, or general meetings or separate meetings of the holders of any class of shares or debentures of the Company or otherwise in connection with the discharge of their duties as Directors. The Company can also fund a Director’s or former Director’s expenditure and that of a Director or former Director of any holding company of the Company for the purposes permitted by the Law and can do anything to enable a Director or former Director or a Director or former Director of any holding company of the Company to avoid incurring such expenditure all as provided in the Law.

26.3	Any Director who holds any executive office or who serves on any committee of the Board or who performs services which the Board considers go beyond the ordinary duties of a Director may be paid such special remuneration (whether by way of bonus, commission, participation in profits or otherwise) as the Board may determine.

27.	DIRECTORS’ GRATUITIES AND BENEFITS

27.1	The Board may (by the establishment of, or maintenance of, schemes or otherwise) provide benefits, whether by the payment of allowances, gratuities or pensions, or by insurance or death, sickness or disability benefits or otherwise, for any past or present Director or employee of the Company or any past or present Director or employee of any of the Company’s parent or subsidiary undertakings or any undertaking associated with, or any business acquired by, any of them, and for any member of his family (including a spouse or civil partner and a former spouse or former civil partner) or any person who is or was dependent on him and may (before as well as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

27.2	Any past or present Director or employee of the Company or any past or present director or employee of any of the Company’s parent or subsidiary undertakings or any undertaking associated with, or any business acquired by, any of them, and any relations or dependents of such Directors and employees will not be accountable to the Company or the members for any benefit provided pursuant to this Article 27. Anyone receiving such a benefit will not be disqualified from being or becoming a Director of the Company.

28.	ALTERNATE DIRECTORS

28.1	Any Director (other than an alternate Director) may appoint any other Director, or any other person approved by resolution of two-thirds of the entire Board and willing to act and permitted by Law to do so, to be an alternate Director and may remove an alternate Director appointed by him from his appointment as alternate Director. Subject to the foregoing, a Director may appoint more than one alternate and a person may act as alternate for more than one Director. A Director may appoint an alternate director by sending a signed written notice of appointment to the office or to an address specified by the Company or by tabling it at a meeting of the Directors, or in such other way as the Board shall approve.

28.2	An alternate Director shall be entitled to receive notices of meetings of the Directors and of committees of the Directors of which his appointor is a member, to attend and vote at any such meeting at which the Director appointing him is not present but at which meeting such Director would be entitled to vote, and generally to perform all of the functions of his appointor as a Director in his absence, but shall not (unless the Company by ordinary resolution otherwise determines) be entitled to any fees for his services as an alternate Director. If an alternate Director is himself a Director, or he attends any meeting as an alternate Director for more than one Director, he can vote cumulatively for himself and for each other Director he represents but he cannot be counted more than once for the purposes of the quorum.

28.3	An alternate Director shall cease to be an alternate Director if his appointor ceases to be a Director. If a Director retires but is reappointed or deemed to have been reappointed at the meeting at which he retires, any appointment of an alternate Director made by him which was in force immediately prior to his retirement shall continue after his reappointment.

28.4	An alternate Director shall cease to be an alternate Director on the occurrence (in relation to the alternate Director) of any event which, if it occurred in relation to his appointor, would result in the termination of the appointor’s appointment as Director.

28.5	An appointment or removal of an alternate Director shall be by notice in writing to the Company signed by the Director making or revoking the appointment or in any other manner approved by the Board.

28.6	Save as otherwise provided in these Articles, an alternate Director:

(a)	shall be deemed for all purposes to be a Director;

(b)	shall alone be responsible for his own acts and omissions;

(c)	shall, in addition to any restrictions which may apply to him personally, be subject to the same restrictions as his appointor; and

(d)	shall not be deemed to be the agent of the Director appointing him.

29.	POWERS OF THE BOARD

29.1	Subject to the provisions of the Companies Act, these Articles and to any directions given by special resolution to take or refrain from taking, specified action, the business of the Company shall be managed by the Board who may exercise all the powers of the Company, including without limitation the power to dispose of all or any part of the undertaking of the Company. No alteration of these Articles and no such direction shall invalidate any prior act of the Board which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Article 29.1 shall not be limited by any special power given to the Board by these Articles, and a meeting of the Board at which a quorum is present may exercise all powers exercisable by the Board.

29.2	The Board may exercise the voting power conferred by the shares in any body corporate held or owned by the Company in such manner in all respects as it thinks fit (including without limitation the exercise of that power in favour of any resolution appointing its members or any of them as directors of such body corporate, or voting or providing for the payment of remuneration or the provision of indemnification to the directors of such body corporate).

29.3	The Board may decide to make provision for the benefit of persons employed or formerly employed by the Company or any of its Subsidiaries (other than a Director or former Director or shadow Director) in connection with the cessation or transfer to any Person of the whole or part of the undertaking of the Company or that Subsidiary.

30.	DELEGATION OF DIRECTORS’ POWERS

30.1	Subject to the provisions of these Articles, the Directors may delegate any of the powers which are conferred on them under these Articles:

(a)	to a committee consisting of one or more Directors and (if thought fit) one or more other persons, to such an extent and on such terms and conditions as the Board thinks fit (and such ability of the Directors to delegate under this Article applies to all powers and discretions and will not be limited because certain Articles refer to powers and discretions being exercised by committees authorised by Directors while other Articles do not);

(b)	to such person by such means (including by power of attorney), to such an extent, and on such terms and conditions, as they think fit including delegation to any Director holding any executive office, any manager or agent such of its powers as the Board considers desirable to be exercised by him; or

(c)	to any specific Director or Directors (with power to sub-delegate). These powers can be given on terms and conditions decided on by the Directors either in parallel with, or in place of, the powers of the Directors acting jointly.

Any such delegation shall, in the absence of express provision to the contrary in the terms of delegation, be deemed to include authority to sub-delegate to one or more Directors (whether or not acting as a committee) or to any employee or agent of the Company all or any of the powers delegated and may be made subject to such conditions as the Board may specify, and may be revoked or altered. References in these Articles to any committee, Director, employee or agent include those acting under a delegation pursuant to this Article 30.1. The Directors can remove any people they have appointed in any of these ways and cancel or change anything that they have delegated, although this will not affect anybody who acts in good faith who has not has any notice of any cancellation or change.

30.2

Prior to the Sunset Date, and subject to applicable Law and the rules of the Exchange, each committee of the Board shall contain a number of Grupo VM Directors equal to the product (rounded up to the nearest whole number) of (a) the total number of members of such committee and (b) Grupo VM’s Percentage Interest, provided, however, that, prior to the Decrease Date, Independent Directors shall constitute a majority of the Nominating and Corporate Governance Committee, and, provided, further, that at all times that the Board has constituted the BCA Special Committee (as defined in the BCA) it shall be a three-member committee composed of two Independent Directors and one Grupo VM Director who qualifies as independent under the Exchange Rules. Subject to this Article 30.2, the appointment of Directors to committees of the Board, including the chairpersons thereof, shall be determined by two-thirds of the entire Board.

30.3	Subject to Article 30.4, the proceedings of any committee appointed under paragraph (a) of Article 30.1 with two or more members shall be governed by such of these Articles as regulate the proceedings of Directors so far as they are capable of applying, and the quorum at a meeting of any such committee shall be two.

30.4	The Directors may make rules regulating the proceedings of such committees, which shall prevail over any rules derived from these Articles pursuant to Article 30.2 if, and to the extent that, they are not consistent with them.

30.5	The Directors may, by power of attorney or otherwise, appoint any person, whether nominated directly or indirectly by the Directors, to be the agent of the Company for such purposes, with such powers, authorities and discretions (not exceeding those vested in the Board) and subject to such conditions as they think fit. The Directors may revoke or vary any such appointment or delegation and may also authorise the agent to sub-delegate all or any of the powers, authorities and discretions vested in him.

30.6	The power to delegate under Article 30.1 includes the power to delegate the determination of any fee, remuneration or other benefit which may be paid or provided to any Director.

30.7	The Board may appoint any person to any office or employment having a designation or title including the word “director” or attach to any existing office or employment with the Company such a designation or title and may terminate any such appointment or the use of any such designation or title. The inclusion of the word “director” in the designation or title of any such office or employment shall not imply that the holder is a Director, and the holder shall not thereby be empowered in any respect to act as, or be deemed to be, a Director for any of the purposes of these Articles.

31.	DISQUALIFICATION AND REMOVAL OF DIRECTORS

A person ceases to be a Director if:

(a)	he ceases to be a Director by virtue of any provision of the Companies Act (including, without limitation, section 168 of the Companies Act) or he becomes prohibited by Law from being a Director;

(b)	he becomes bankrupt or makes any arrangement or composition with his creditors generally;

(c)	a registered medical practitioner who is treating that person gives a written opinion to the Company stating that that person has become physically or mentally incapable of acting as a Director and may remain so for more than three months;

(d)	by reason of his mental health a court makes an order which wholly or partly prevents him from personally exercising any powers or rights he would otherwise have;

(e)	he resigns his office by notice in writing to the Company;

(f)	in the case of a Director who holds any executive office, his appointment as such is terminated or expires and the Board resolves that he should cease to be a Director;

(g)	he is absent for more than six consecutive months without permission of the Board from meetings of the Board held during that period and the Board resolves that he should cease to be a Director; or

(h)	he dies.

32.	EXECUTIVE DIRECTORS

32.1	Subject to the provisions of the Companies Act, the Directors may appoint one or more of their number to the office of Executive Chairman, executive vice-chairman (“Executive Vice-Chairman”), chief executive or to any other executive office of the Company (including, without limitation, to hold the office of president and/or treasurer but excluding that of auditor) and any such appointment may be made for such terms, at such remuneration and on such other conditions as the Directors think fit. The Company may enter into an agreement or arrangement with any such Director for his employment by the Company or for the provision by him of any services outside the scope of the ordinary duties of a Director. The Board may revoke or vary any such appointment but without prejudice to any rights or claims which the person whose appointment is revoked or varied may have against the Company because of the revocation or variation.

32.2	Any appointment of a Director to an executive office shall terminate if he ceases to be a Director but without prejudice to any rights or claims which he may have against the Company by reason of that cessation. Except as provided in Article 31, a Director appointed to an executive office shall not cease to be a Director merely because his appointment to such executive office terminates.

32.3	The emoluments of any Directors holding executive office for his services shall be determined by the Board, and may be of any description, including without limitation admission to, or continuance of, membership of any scheme (including any share acquisition scheme) or fund instituted or established or financed or contributed to by the Company for the provision of pensions, life insurance or other benefits for employees or their dependents, or the payment of a pension or other benefits to him or his dependents on or after retirement or death, apart from membership of any such scheme or fund.

32.4	AK shall be the initial Executive Chairman. Except as otherwise delegated or agreed from time to time by (a) prior to the third anniversary of the adoption of these Articles, two-thirds of the entire Board or (b) on or after the third anniversary of the adoption of these Articles, the Board, the Executive Chairman shall have the authority and responsibilities set out in the guidelines established by the Board as at the date of adoption of these Articles.

32.5	Except as otherwise delegated or agreed from time to time by (a) prior to the third anniversary of the adoption of these Articles, two-thirds of the entire Board or (b) on or after the third anniversary of the adoption of these Articles, a majority of the entire Board, the Executive Vice-Chairman shall have the authority and responsibilities set out in the guidelines established by the Board as at the date of adoption of these Articles.

33.	DIRECTORS’ INTERESTS

33.1	For the purposes of these Articles (i) a conflict of interest may include (x) a conflict of interest and duty, (y) a conflict of duties, (ii) interest includes both direct and indirect interests and (iii) a Contract includes references to an existing or proposed contract and to an existing or proposed transaction or arrangement whether or not it is or will be a contract.

33.2	For the purposes of section 175 of the Companies Act, the Board may (subject to such terms and conditions, if any, as the Board may think fit to impose from time to time, and always subject to the Board’s right to vary or terminate such authorisation) authorise, to the fullest extent permitted by Law:

(a)	any matter proposed to it in accordance with these Articles which would, if not so authorised, involve a breach of duty by a Director under that section, including, without limitation, any matter which relates to a situation in which a Director has, or can have, an interest which conflicts, or possibly may conflict, with the interests of the Company or which may reasonably be regarded as likely to give rise to a conflict of interest; and

(b)	a Director to accept or continue in any office, employment or position in addition to his office as a Director and, without prejudice to the generality of paragraph (a) of this Article 33.2, may authorise the manner in which a conflict of interest arising out of such office, employment or position may be dealt with, either before or at the time that such a conflict of interest arises, provided that any such authorisation will be effective only if:

(i)	any requirement as to quorum at the meeting at which the matter is considered is met without counting the Director in question or any other interested Director; and

(ii)	the matter was agreed to without such Director voting or would have been agreed to if such Director’s votes had not been counted.

The Board may (whether at the time of the giving of the authorisation or subsequently) make any such authorisation subject to any limits or conditions it expressly imposes but such authorisation is otherwise given to the fullest extent permitted. The terms of the authority shall be recorded in writing (but the authority shall be effective whether or not the terms are so recorded). The Board may vary or terminate any such authorisation at any time.

33.3	In accordance with Article 33.2, a Director shall be authorised for the purposes of section 175 of the Companies Act to act or continue to act as a Director notwithstanding that at the time of his appointment or subsequently he also:

(a)	holds office as a director of any other member of the Company’s group;

(b)	holds any other office, employment or engagement with any other member of the Company’s group;

(c)	participates in any scheme, transaction or arrangement for the benefit of the employees or former employees of any member of the Company’s group (including any pension fund or retirement, death or disability scheme or other bonus or employee benefit scheme); or

(d)	is interested directly or indirectly in any shares or debentures (or any rights to acquire shares or debentures) in any member of the Company’s group.

33.4	Subject to Article 33.2, and for all purposes pursuant to these Articles or any agreement between the members, each Director with an interest pursuant to Article 33.3 shall be authorised for the purposes of sections 173(2) and 175 of the Companies Act to:

(a)	attend and vote at meetings of the Board (or any committee thereof) at which any relevant matter will or may be discussed, and receive board papers relating thereto; and

(b)	receive confidential information and other documents and information relating to the Company.

33.5	Subject to the provisions of the Companies Act, and provided that he has disclosed to the Board the nature and extent of any material interest of his (unless the circumstances referred to in section 177(5) or section 177(6) of the Companies Act apply, in which case no disclosure is required), a Director notwithstanding his office:

(a)	may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise (directly or indirectly) interested;

(b)	may (or any firm of which he is a member may) act in a professional capacity for the Company (otherwise than as auditor) or any other body in which the Company is otherwise interested and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; and

(c)	may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any undertaking:

(i)	in which the Company is (directly or indirectly) interested as member, member, partner or otherwise; or

(ii)	with which he has such a relationship at the request or direction of the Company,

and, subject to these Articles, the Directors can exercise or arrange for the exercise of the voting rights attached to any shares in another company held by the Company and the voting rights which they have as directors of that company in any way that they decide. This includes voting in favour of a resolution appointing any of them as directors or officers of that company and deciding their remuneration. Subject to these Articles, they can also vote and be counted in the quorum as Directors of the Company in connection with any of these things.

33.6	A Director shall not, by reason of his office, be accountable to the Company for any remuneration or other benefit which he derives from any office or employment or from any transaction or arrangement or from any interest in any undertaking:

(a)	the acceptance, entry into or existence of which has been authorised by the Board pursuant to Article 33.2 (subject, in any case, to any limits or conditions to which such authorisation was subject); or

(b)	which he is permitted to hold or enter into by virtue of paragraphs (a), (b) or (c) of Article 33.5,

nor shall the receipt of any such remuneration or other benefit constitute a breach of his duty under section 176 of the Companies Act.

33.7	Any disclosure required by Article 33.5 may be made at a meeting of the Board, by notice in writing or by general notice or otherwise in accordance with section 177 of the Companies Act.

33.8	A Director shall be under no duty to the Company with respect to any information which he obtains or has obtained otherwise than as a Director and in respect of which he owes a duty of confidentiality to another Person. However, to the extent that his relationship with that other Person gives rise to a conflict of interest or possible conflict of interest, this Article 33.8 applies only if the existence of that relationship has been authorised by the Board pursuant to Article 33.2. In particular, the Director shall not be in breach of the general duties he owes to the Company by virtue of sections 171 to 177 of the Companies Act because he fails:

(a)	to disclose any such information to the Board or to any Director or other officer or employees of the Company; and/or

(b)	to use or apply any such information in performing his duties as a Director.

33.9	Where the existence of a Director’s relationship with another Person has been authorised by the Board pursuant to Article 33.2 and his relationship with that Person gives rise to a conflict of interest or possible conflict of interest, the Director shall not be in breach of the general duties he owes to the Company by virtue of sections 171 to 177 of the Companies Act because he:

(a)	absents himself from meetings of the Board at which any matter relating to the conflict of interest or possible conflict of interest will or may be discussed or from the discussion of any such matter at a meeting or otherwise; and/or

(b)	makes arrangements not to receive documents and information relating to any matter which gives rise to the conflict of interest or possible conflict of interest sent or supplied by the Company and/or for such documents and information to be received and read by a professional adviser, for so long as he reasonably believes such conflict of interest or possible conflict of interest subsists.

33.10	The provisions of Articles 33.8 and 33.9 are without prejudice to any equitable principle or rule of Law which may excuse the Director from:

(a)	disclosing information, in circumstances where disclosure would otherwise be required under these Articles; or

(b)	attending meetings or discussions or receiving documents and information as referred to in Article 33.9, in circumstances where such attendance or receiving such documents and information would otherwise be required under these Articles.

33.11	For the purposes of Article 33.5:

(a)	a general notice given to the Directors that a Director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified Person or class of Persons is interested shall be deemed to be a disclosure that the Director has an interest in any such transaction of the nature and extent so specified;

(b)	an interest of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his; and

(c)	a Director shall be deemed to have disclosed the nature and extent of an interest which consists of him being a Director, officer or employee of any undertaking in which the Company is interested.

33.12	Except as otherwise provided by these Articles, a Director shall not vote at a meeting of the Board or a committee of the Board on any resolution concerning a matter in which he has, directly or indirectly, an interest (other than an interest in shares, debentures or other securities of, or otherwise in or through, the Company) which can reasonably be regarded as likely to give rise to a conflict with the interests of the Company, unless his interest arises only because the resolution falls within one or more of the following matters:

(a)	the giving of a guarantee, security or indemnity in respect of money lent to, or an obligation incurred by him at the request of, or for the benefit of, the Company or any of its subsidiary undertakings;

(b)	the giving of a guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which the Director has assumed responsibility (in whole or in part and whether alone or jointly with others) under a guarantee or indemnity or by the giving of security;

(c)	the giving to him of any other indemnity which is on substantially the same terms as indemnities given or to be given to all of the other Directors and/or to the funding by the Company of his expenditure on defending proceedings or the doing by the Company of anything to enable him to avoid incurring such expenditure where all other Directors have been given or are to be given substantially the same arrangements;

(d)	a Contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings for subscription, purchase or exchange, in which offer he is or may be entitled to participate as holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(e)	a Contract, arrangement, transaction or proposal concerning any other undertaking in which he or any Person connected with him is interested, directly or indirectly, and whether as an officer, member, partner, creditor or otherwise if he and any Persons connected with him do not to his knowledge hold an interest (as that term is used in sections 820 to 825 of the Companies Act) representing one per cent or more of either any class of the equity share capital of such undertaking (or any other undertaking through which his interest is derived) or of the voting rights available to shareholders, members, partners or equivalent of the relevant undertaking (or any interest being deemed for the purpose of this Article 33.12 to be likely to give rise to a conflict with the interests of the Company in all circumstances);

(f)	a Contract, arrangement, transaction or proposal for the benefit of employees and Directors and/or former employees and Directors of the Company or any of its subsidiary undertakings and/or members of their families (including a spouse or civil partner or a former spouse or former civil partner) or any person who is or was dependent on such persons, including but without being limited to a retirement benefits scheme and an employees’ share scheme, which does not accord to any Director any privilege or advantage not generally accorded to the employees and/or former employees to whom such arrangement relates; and

(g)	a Contract, arrangement, transaction or proposal concerning any insurance against any liability which the Company is empowered to purchase or maintain for, or for the benefit of, any Directors or for persons who include Directors.

33.13	Subject to paragraph (c)(iii) of Article 34.3, the Board may suspend or relax to the extent permitted by Law, either generally or in respect of any particular matter, any provision of these Articles prohibiting a Director from voting at a meeting of the Directors or of a committee of the Directors or ratify any transaction not duly authorised by reason of contravention of any such provision.

33.14	Where proposals are under consideration concerning the appointment (including without limitation fixing or varying the terms of appointment) of two or more Directors to offices or employments with the Company or any undertaking in which the Company is interested, the proposals may be divided and considered in relation to each Director separately. In such cases each of the Directors concerned shall be entitled to vote in respect of each resolution except that concerning his own appointment.

33.15	If a question arises at a meeting of the Directors, or a meeting of a committee of the Directors, as to the right of a Director to vote, the question may, before the conclusion of the meeting, be decided by a resolution of a majority of Directors present at the meeting (other than the Director concerned and any other Director having a like interest as such Director) and such resolution shall be final and conclusive.

34.	PROCEEDINGS OF DIRECTORS

34.1	Subject to the provisions of these Articles, the Board may regulate their proceedings as they think fit.

34.2	A Director may, and the secretary at the request of a Director shall, call a meeting of the Board by giving notice to each Director. A notice of a meeting of the Board shall be deemed to be properly given to a Director if given to him personally or by word of mouth, or sent in hard copy to him at his last known address or any other address (if any) as may for the time being be specified by him or on his behalf to the Company for this purpose or sent in electronic form to such address (if any) for the time being specified by him or on his behalf to the Company for this purpose. Any Director may waive the requirement for notice of a meeting and any such waiver may be retrospective. Any notice pursuant to this Article 34.2 need not be in writing if the Board so determines and any such determination may be retrospective.

34.3	The following provisions shall apply to proceedings of the Board:

(a)	Subject to paragraphs (b) and (c) of this Article 34.3, questions arising at a meeting shall be decided by a majority of votes of the Directors present at such meeting who are entitled to vote on such question. If votes are equal, the resolution will not be passed.

(b)	From the date of adoption of these Articles until the Sunset Date, decisions regarding the matters set forth below shall require the vote of two-thirds of the entire Board, including if AK is not serving as Executive Chairman the approval of at least one Independent Director:

(i)	any merger, consolidation, reorganization, recapitalization or other corporate transaction that results in a Change of Control of the Company, or sale of all or substantially all of the Company’s consolidated assets, or the redomiciling of the Company into a different jurisdiction, other than a sale of 100% of the Company Ordinary Shares to a third party in a transaction in which each holder of Company Ordinary Shares receives the same per share consideration, the same form of consideration and otherwise is subject to the same terms and conditions as all other holders of Company Ordinary Shares;

(ii)	other than as provided for in Article 4.13, the payment of any special dividend or other distributions outside of the ordinary course of business by the Company;

(iii)	the extraordinary purchase, repurchase or redemption of the Company Ordinary Shares outside customary share buy-back programmes;

(iv)	the appointment or removal of any member of the Board, otherwise than in accordance with these Articles;

(v)	the alteration, amendment or repeal (whether by merger, consolidation, operation of Law, or otherwise) of Articles 5, 19, 24, 25, 30, 32, 33 and 34;

(vi)	any increase or decrease the size of the Board, otherwise than in accordance with these Articles;

(vii)	prior to the third anniversary of the adoption of these Articles and subject to Articles 25.6 and 25.12: (A) the removal without cause of the Executive Chairman and (B) the appointment or election of a replacement Executive Chairman;

(viii)	the alteration, amendment or repeal of any authorisation given by the Board for the purposes of sections 173(2) and 175 of the Companies Act;

(ix)	subject to Article 32.4, the alteration, amendment or repeal of any guidelines established by the Board as at the date of adoption of these Articles regarding the authority and responsibilities of the Executive Chairman;

(x)	subject to Article 32.5, the alteration, amendment or repeal of any guidelines established by the Board as at the date of adoption of these Articles regarding the authority and responsibilities of the Executive Vice-Chairman; and

(xi)	after the first date on which the Company no longer qualifies for the controlled company exemption under the applicable Exchange Rules any application by the Company to further seek a controlled company status under the Exchange Rules.

(c)	From the date of adoption of these Articles until the earlier of (i) the Sunset Date and (ii) the third anniversary of the adoption of these Articles, decisions regarding the matters set forth below shall require the vote of a majority of the entire Board, including the approval of AK to the extent he holds office as Executive Chairman; provided, however, that if AK ceases to hold office as Executive Chairman at any time during such period and the Executive Chairman position remains vacant for 90 consecutive days thereafter, decisions regarding the matters set forth below shall require the vote of two-thirds of the entire Board until the earliest of (i) such time as the Executive Chairman position is filled in accordance with these Articles, (ii) the Sunset Date and (iii) the third anniversary of the adoption of these Articles:

(i)	the incurrence of indebtedness in excess of US$300 million in respect of any single transaction or in a series of related transactions;

(ii)	the issuance of shares or other equity interests in the Company in excess of US$300 million in respect of any single transaction or in a series of related transactions;

(iii)	the entry into any transaction, agreement or arrangement with any Affiliate of the Company or any of its Subsidiaries, including Grupo VM and its Affiliates (except that the approval of any Grupo VM Designee shall not be required for any transaction, agreement or arrangement with Grupo VM or any of its Affiliates and the approval of the Executive Chairman shall not be required for any transaction, agreement or arrangement with the Executive Chairman or any of his Affiliates); and

(iv)	subject to these Articles, the creation of a Board committee or delegation of authority to any committee of the Board.

(d)	From the date of adoption of these Articles until the Sunset Date, the alteration, amendment, repeal or waiver of any shareholder agreement entered into with Grupo VM on the date of adoption of these Articles shall require the vote of a majority of the Directors who are independent of Grupo VM and otherwise unconflicted with respect to such matter.

34.4

No business shall be transacted at any meeting of the Board unless a quorum is present. The quorum at a meeting of the Board shall be a majority of the Directors then in office. Any Director who ceases to be a Director at a Board meeting may continue to be present and to act as a Director and be counted in the quorum until the termination of the Board meeting if no Director objects. A Director shall not be counted in the quorum present in relation to a matter or resolution on which he is not entitled to vote

(or when his vote cannot be counted) but shall be counted in the quorum present in relation to all other matters or resolutions considered or voted on at the meeting. An alternate Director, who is not himself a Director shall, if his appointor is not present but is entitled to be counted in the quorum, be counted in the quorum.

34.5	The Directors may at any time elect from their number, and remove, a chairman of the Board and a deputy chairman. Unless he is unwilling to do so, the Director appointed as chairman, or in his stead the Director appointed as deputy chairman, shall preside at all meetings of the Board at which he is present. If there is no Director holding either office, or if neither the chairman nor the deputy chairman is present within five minutes after the time appointed for the meeting, or if the chairman or deputy chairman is not willing to preside, the Directors present may choose one of their number to be chairman of the meeting.

34.6	All acts done by a meeting of the Board, or of a committee of the Board, or by a person acting as a Director, shall, notwithstanding that it may afterwards be discovered that there was a defect in the appointment of any Director, any member of the committee or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, or that the meeting was not quorate (provided that the Directors present at the inquorate meeting believed, in good faith, that the meeting was quorate and made all such enquiries as were reasonable in the circumstances to establish that the meeting was quorate), be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director and had been entitled to vote and that the meeting was quorate.

34.7	A resolution in writing agreed to by all the Directors entitled to receive notice of a meeting of the Board or of a committee of the Board and who would be entitled to vote (and whose vote would have been counted) on the resolution at a meeting of the Board or of a committee of the Board shall (if that number is sufficient to constitute a quorum) be as valid and effectual as if it had been passed at a meeting of the Board or (as the case may be) of that committee, duly convened and held. A resolution in writing is adopted when the Company receives from all such Directors a document indicating their agreement to the proposed resolution either by being signed or otherwise authenticated in the manner permitted by the Companies Act for a document in the relevant form, sent in either hard copy or electronic form (including facsimile transmission) to such address (if any) for the time being specified by the Company for that purpose. A resolution agreed to by an alternate Director need not also be agreed to by his appointor and, if it is agreed to by a Director who has appointed an alternate Director, it need not also be agreed to by the alternate Director in that capacity.

34.8	Without prejudice to Article 34.1, a meeting of the Board or of a committee of the Board may consist of a conference between Directors who are not all in one place, but each of whom is able (whether directly or by conference telephone or by any other form of communication equipment) to hear each of the other participating Directors, and to speak to and be heard by each of the others simultaneously. A Director taking part in such a conference shall be deemed to be present in person at the meeting and shall be entitled to vote and be counted in the quorum accordingly and the word “meeting” in these Articles shall be construed accordingly. Such meeting shall be deemed to take place where it is convened to be held or (if no Director is present in that place) where the largest group of those participating is assembled, or, if there is no such group, where the chairman of the meeting is located.

35.	MINUTES

35.1	The Directors shall cause minutes to be made in books kept for the purpose:

(a)	of all appointments of officers made by the Directors; and

(b)	of all proceedings at meetings of the Company, of the holders of any class of shares in the capital of the Company, and of the Board, and of committees of the Board, including the names of the Directors present at each such meeting.

35.2	Any such minutes, if purporting to be signed by the chairman of the meeting to which they relate or of the meeting at which they are read, shall be sufficient evidence without any further proof of the facts therein stated.

36.	SECRETARY

Subject to the provisions of the Companies Act, the secretary shall be appointed by the Board for such term, at such remuneration and on such other conditions as they think fit. Any secretary so appointed may be removed by the Board but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

37.	THE SEAL

37.1	The seal shall be used only by the authority of a resolution of the Board or of a committee of the Board. The Board may determine whether any instrument to which the seal is affixed, shall be signed and, if it is to be signed, who shall sign it. Unless otherwise determined by the Board:

(a)	share certificates and, subject to the provisions of any instrument constituting the same, certificates issued under the seal in respect of any debentures or other securities, need not be signed and any signature may be applied to any such certificate by any mechanical, electronic or other means or may be printed on it; and

(b)	every other instrument to which the seal is affixed shall be signed by two authorised persons or by a Director in the presence of a witness who attests the signature and for this purpose an authorised person is any Director or the secretary of the Company.

37.2	Any document may be executed under the seal by impressing the seal by mechanical means or by printing the seal or a facsimile of it on the document or by applying the seal or a facsimile of it by any other means to the document. A document executed, with the authority of a resolution of the Board, in any manner permitted by section 44(2) of the Companies Act and expressed (in whatever form of words) to be executed by the Company has the same effect as if executed under the seal.

37.3	Subject to the provisions of the Companies Act, the Company may have an official seal for use in any place.

38.	REGISTERS

38.1	Subject to the provisions of the Companies Act, the Company may keep an overseas or local register in any place, and the Board may make, amend and revoke any regulations it thinks fit about the keeping of that register.

38.2	Any Director or the secretary or any other person appointed by the Board for the purpose shall have power to authenticate and certify as true copies of and extracts from:

(a)	any document comprising or affecting the constitution of the Company, whether in hard copy form or electronic form;

(b)	any resolution passed by the Company, the holders of any class of shares in the capital of the Company, the Board or any committee of the Board, whether in hard copy form or electronic form; and

(c)	any book, record and document relating to the business of the Company, whether in hard copy form or electronic form (including without limitation the accounts).

If certified in this way, a document purporting to be a copy of a resolution, or the minutes or an extract from the minutes of a meeting of the Company, the holders of any class of shares in the capital of the Company, the Board or a committee of the Board, whether in hard copy form or electronic form, shall be conclusive evidence in favour of all Persons dealing with the Company in reliance on it or them that the resolution was duly passed or that the minutes are, or the extract from the minutes is, a true and accurate record of any proceedings at a duly constituted meeting.

39.	DIVIDENDS

39.1	The rights as regarding income attaching to the Company Ordinary Shares shall be as set out in this Article 39.

39.2	Subject to Article 39.3, the Company undertakes, following each occasion on which it receives proceeds under the R&W Policy (after deducting taxes applicable to such proceeds, if any) (“R&W Proceeds”), and without resolution of the Board or the Company in general meeting and before application of any available profits to reserve or for any other purpose (including making any other distribution or paying any other dividend to holders of Company Ordinary Shares), to pay the holders of the Ordinary Shares an aggregate total amount equal to the R&W Proceeds (after deducting taxes applicable to such proceeds, if any) (“Preferred Dividend”), on the twentieth clear business day after receiving the R&W Proceeds.

39.3	If the Company is unable to pay the Preferred Dividend in full on the due date because there are insufficient profits available for distribution, it shall pay the Preferred Dividend on that date to the extent that it is lawfully able to do so and the remaining portion of such Preferred Dividend as soon as it may lawfully do so. Each Ordinary Share shall rank equally with all other Ordinary Shares in the capital of the Company for any Preferred Dividend and the holder of each Ordinary Share shall receive its pro rata portion of the Preferred Dividend rounded down to the nearest cent (such rounding to be in the sole discretion of the Board).

39.4	Subject to Articles 39.2, 39.3, 39.9, 39.10 and 41.2 and provided any outstanding Preferred Dividend has been paid in full, the holder of each Company Ordinary Share shall be entitled to receive all of the distributable profits available and declared by the Directors for distribution by way of a dividend amongst the holders of the Company Ordinary Shares. Each Company Ordinary Share shall rank equally with all other Company Ordinary Shares in the capital of the Company for any dividend and the holder of each Company Ordinary Share shall receive its pro rata portion of any dividend rounded down to the nearest cent (such rounding to be in the sole discretion of the Board).

39.5	Subject to the provisions of the Companies Act, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the Directors.

39.6	Subject to the provisions of the Companies Act and to Article 39.10, the Board may pay interim dividends, whether or not satisfied wholly or partly by the distribution of assets including without limitation paid up shares or debentures of another body corporate, of such amounts and on such dates and in respect of such periods as they may think fit if it appears to them that they are justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the Board may:

(a)	pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if at the time of payment, any preferential dividend is in arrears; and

(b)	pay at intervals settled by them any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment;

If the Board acts in good faith they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights. Where any distribution is satisfied wholly or partly by the distribution of assets, where any difficulty arises in regard to such distribution, the Directors may settle the same as they think fit and in particular (but without limitation) may issue fractional certificates (or ignore fractions) and fix the value for distribution of any assets, and may determine that cash shall be paid to any member on the basis of the value so fixed in order to adjust the rights of members, and may vest any assets in trustees.

39.7	Dividends may be declared and paid in any currency or currencies that the Board shall determine. The Board may also determine the exchange rate and the relevant date for determining the value of any dividend in any currency.

39.8

Subject to the provisions of the Companies Act and except as otherwise provided by these Articles or the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. If any share is issued on terms that it ranks for dividend as from a particular date, it shall rank for dividend accordingly. In any other case (and except as aforesaid), dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purpose of this Article 39.8, an amount paid up on a share in advance of a call shall be treated, in relation to any dividend declared after the payment but before the call, as not paid up on the share.

39.9	Subject to Article 39.10, a general meeting declaring a dividend may, upon the recommendation of the Board, by ordinary resolution direct that it shall be satisfied wholly or partly by the distribution of assets including without limitation paid up shares or debentures of another body corporate.

39.10	Unless otherwise approved by the vote by two-thirds of the entire Board and approved by an ordinary resolution of the Company, where the securities of another body corporate are distributed, they must only be distributed to holders of Company Ordinary Shares on the basis that the holders of Company Ordinary Shares receive the identical class of securities of that other body corporate on an equal per share basis.

39.11	Any dividend or other money payable in respect of a share may be paid:

(a)	in cash;

(b)	by cheque or warrant made payable to or to the order of the holder or Person entitled to payment;

(c)	by direct debit, bank or other funds transfer system to the holder or Person entitled to payment or, if practicable, to a Person designated by notice to the Company by the holder or Person entitled to payment; or

(d)	by any other method approved by the Board and agreed (in such form as the Company thinks appropriate) by the holder or Person entitled to payment.

39.12	If two or more Persons are registered as joint holders of any share, or are entitled by transmission jointly to a share, the Company may:

(a)	pay any dividend or other moneys payable in respect of the share to any one of them and any one of them may give effectual receipt for the payment; and

(b)	for the purpose of Article 39.11, rely in relation to the share on the written direction, designation or agreement of, or notice to the Company by, any one of them.

39.13	A cheque or warrant may be sent by post:

(a)	where a share is held by a sole holder, to the registered address of the holder of the share;

(b)	if two or more Persons are the holders of the share, to the registered address of the Person who is first named in the register of members;

(c)	if two or more Persons are holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the holder or otherwise by operation of Law, as if it were a notice to be sent under Article 46.12; or

(d)	in any case to such Person and to such address as the Person entitled to payment may direct by notice to the Company.

39.14	Every cheque or warrant shall be made payable to the order of or to the Person or Persons entitled or to such other Person as the Person or Persons entitled may by notice direct and payment of the cheque or warrant shall be a good discharge to the Company. Every cheque or warrant sent or transfer of funds made by the relevant bank or system in accordance with these Articles shall be at the risk of the holder or Person entitled. The Company shall have no responsibility for any sums lost or delayed in the course of payment by any method used by the Company in accordance with Article 39.11.

39.15	The Company may cease to send any cheque or warrant (or to use any other method of payment) for any dividend payable in respect of a share if:

(a)	in respect of at least two consecutive dividends payable on that share the cheque or warrant has been returned undelivered or remains uncashed (or that other method of payment has failed); or

(b)	following one such occasion, reasonable enquiries have failed to establish any new address of the holder;

but, subject to the provisions of these Articles, shall recommence sending cheques or warrants (or using another method of payment) for dividends payable on that share if the Person or Persons entitled so request and have supplied in writing a new address or account to be used for that purpose.

39.16	The Board may deduct from any dividend or other moneys payable to any member in respect of a share any moneys presently payable by him to the Company in respect of that share. Where a Person is entitled by transmission to a share, the Board may retain any dividend payable in respect of that share until that Person (or that Person’s transferee) becomes the holder of that share.

39.17	No dividend or other money payable in respect of a share shall bear interest against the Company, unless otherwise provided by the rights attached to the share.

39.18	Any dividend which has remained unclaimed for 12 years from the date when it became due for payment shall, if the Directors so resolve, be forfeited and cease to remain owing by the Company. The payment of any unclaimed dividend or other money payable in respect of a share may (but need not) be paid by the Company into an account separate from the Company’s own account. Such payment shall not constitute the Company a trustee in respect of it.

39.19	All amounts payable by the Company pursuant to these Articles, including dividends, shall be paid without any withholding or deduction, save as may be required by applicable Law.

40.	SCRIP DIVIDENDS

40.1	The Board may offer any holder of shares the right to elect to receive shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the Board) of all or any dividend subject to the following terms and conditions:

(a)	Each holder of shares shall be entitled to that number of new shares as are together as nearly as possible equal in value to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder would have received by way of dividend but elects to forego (each a new share). For this purpose, the value of each new share shall be:

(i)	equal to the average quotation for the relevant shares in the capital of the Company, that is, the average of the closing prices for those shares on the Exchange as derived from such source as the Board may deem appropriate, on the day on which such shares are first quoted ex the relevant dividend and the four subsequent business days; or

(ii)	calculated in any other manner the Board considers fit;

but shall never be less than the par value of the new share. A certificate or report by the auditors as to the value of a new share in respect of any dividend shall be conclusive evidence of that value.

(b)	Each holder of shares shall only be entitled to new Company Ordinary Shares.

(c)	On or as soon as possible after announcing that any dividend is to be declared or recommended, the Board, if it intends to offer an election in respect of that dividend, shall also announce that intention. If, after determining the basis of allotment, the Board decides to proceed with the offer, it shall notify the holders of shares of the terms and conditions of the right of election offered to them, specifying the procedure to be followed and place at which, and the latest time by which, elections or notices amending or terminating existing elections must be delivered in order to be effective.

(d)	The Board shall not proceed with any election unless the Board has sufficient authority to allot shares and sufficient reserves or funds that may be appropriated to give effect to it after the basis of allotment is determined.

(e)	The Board may exclude from any offer any holders of shares where the Board believes the making of the offer to them would or might involve the contravention of the Laws of any territory or that for any other reason the offer should not be made to them.

(f)	The dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable in cash on shares in respect of which an election has been made (the “elected ordinary shares”) and instead such number of new shares shall be allotted to each holder of elected ordinary shares as is arrived at on the basis stated in paragraph (a) of this Article 40.1. For that purpose the Board shall appropriate out of any amount for the time being standing to the credit of any reserve or fund (including without limitation the profit and loss account), whether or not it is available for distribution, a sum equal to the aggregate nominal amount of the new shares to be allotted and apply it in paying up in full the appropriate number of new shares for allotment and distribution to each holder of elected shares as is arrived at on the basis stated in paragraph (a) of this Article 40.1.

(g)	The new shares when allotted shall rank pari passu in all respects with the fully paid shares of the same class then in issue except that they shall not be entitled to participate in the relevant dividend in lieu of which they were allotted.

(h)	No fraction of a share shall be allotted. The Board may make such provisions as it thinks fit for any fractional entitlements including without limitation payment in cash to holders in respect of their fractional entitlements, provision for the accrual, retention or accumulation of all or part of the benefit of fractional entitlements to or by the Company or to or by or on behalf of any holder or the application of any accrual, retention or accumulation to the allotment of fully paid shares to any holder.

(i)	The Board may do all acts and things it considers necessary or expedient to give effect to the allotment and issue of any share pursuant to this Article 40.1 or otherwise in connection with any offer made pursuant to this Article 40.1 and may authorise any Person, acting on behalf of the holders concerned, to enter into an agreement with the Company providing for such allotment or issue and incidental matters Any agreement made under such authority shall be effective and binding on all concerned.

(j)	The Board may, at its discretion, amend, suspend or terminate any offer pursuant to the above.

41.	CAPITALISATION OF PROFITS

41.1	The Board may, subject to the provisions of this Article 41.1, Article 41.2 and Article 41.3 inclusive, resolve to capitalise any undistributed profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or fund of the Company (including without limitation the Company’s share premium account and capital redemption reserve, if any) and:

(a)	appropriate the sum resolved to be capitalised to the members or any class of members on the record date specified in the relevant resolution who would have been entitled to it if it were distributed by way of dividend and in proportion to the nominal amounts of the shares (whether or not fully paid) held by them respectively which would entitle them to participate in a distribution of that sum if the shares were fully paid and the sum were then distributable and were distributed by way of dividend;

(b)	apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full shares, debentures or other obligations of the Company of a nominal amount equal to that sum but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this Article 41.1, only be applied in paying up shares to be allotted to members credited as fully paid;

(c)	allot the shares, debentures or other obligations credited as fully paid to those members or as they may direct, in those proportions, or partly in one way and partly in the other;

(d)	resolve that any shares so allotted to any member in respect of a holding by him of any partly paid shares shall so long as such shares remain partly paid rank for dividend only to the extent that the latter shares rank for dividend;

(e)	where shares or debentures become, or would otherwise become, distributable under this Article 41.1 in fractions, make such provision as the Board thinks fit for any fractional entitlements including without limitation authorising their sale and transfer to any Person, resolving that the distribution be made as nearly as practicable in the correct proportion but not exactly so, ignoring fractions altogether or resolving that cash payments be made to any members in order to adjust the rights of all parties;

(f)	authorise any Person to enter on behalf of all the members concerned into an agreement with the Company providing for either:

(i)	the allotment to members respectively, credited as fully paid, of any further shares, debentures or other obligations to which they are entitled upon such capitalisation; or

(ii)	the payment up by the Company on behalf of the members of the amounts, or any part of the amounts, remaining unpaid on their existing shares by the application of their respective proportions of the sums resolved to be capitalised, and any agreement made under such authority being binding on all such members, and

(g)	generally do all acts and things required to give effect to such resolution as aforesaid.

41.2	In exercising its authority under Article 41.1, unless approved by the vote of two-thirds of the entire Board and approved by an ordinary resolution of the Company, the Board may only resolve to capitalise any undistributed profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or fund of the Company (including without limitation the Company’s share premium account and capital redemption reserve, if any) and to issue and allot Company Ordinary Shares, as otherwise contemplated by Article 41.1, to holders of Company Ordinary Shares on an equal per share basis.

41.3

(a)	Where, pursuant to an employees’ share scheme (within the meaning of section 1166 of the Companies Act) the Company has granted awards (“awards” being options or other incentive awards, including, without limitation, stock appreciation rights, restricted stock units, performance stock units and restricted stock awards) to subscribe for or with respect to shares on terms which provide (inter aim) for adjustments to the subscription, exercise or base price payable on the exercise of such award or to the number of shares to be allotted upon the exercise, or with respect to, such award, in the event of any increase or reduction in, or other reorganisation of, the Company’s issued share capital and an otherwise appropriate adjustment would result in the subscription, exercise or base price for any share being less than its nominal value, then, subject to the provisions of the Companies Act, the Directors may, on the exercise of any of the awards concerned and payment of the subscription, exercise or base price which would have applied had such adjustment been made, capitalise any such profits or other sum as is mentioned in Article 41.1 above (as if such Article 41.1 did not make reference to Article 41.2) to the extent necessary to pay up the unpaid balance of the nominal value of the shares which fall to be allotted on the exercise of such awards and apply such amount in paying up such balance and allot shares fully paid accordingly. The provisions of Article 41.1 shall apply mutatis mutandis to this Article 41.3 as if Article 41.1 did not make reference to Article 41.2.

(b)	Where, pursuant to an employees’ share scheme (within the meaning of section 1166 of the Companies Act) the Company has granted awards (“awards” being options or other incentive awards, including, without limitation, stock appreciation rights, restricted stock units, performance stock units and restricted stock awards) to subscribe for or with respect to shares, then, subject to the provisions of the Companies Act, the Directors may, on the grant, exercise or vesting of any of the awards concerned, capitalise any such profits or other sum as is mentioned in Article 41.1 above (as if such Article 41.1 did not make reference to Article 41.2) to the extent necessary to pay up the unpaid balance of the nominal value of the shares which fall to be allotted on the grant, exercise or vesting of such awards and apply such amount in paying up such balance and allot shares fully paid accordingly. The provisions of Article 41.1 shall apply mutatis mutandis to this paragraph (b) as if Article 41.1 did not make reference to Article 41.2.

42.	RETURN OF CAPITAL

42.1	The rights as regards return of capital attaching to the Company Ordinary Shares shall be as set out in this Article.

42.2	On a return of capital on a liquidation, reduction of capital or otherwise, the surplus assets of the Company available for distribution among the members shall be applied in the same order of priority as applies in respect of dividends and distributions set out in Article 39 (or as close thereto as is possible).

43.	CHANGE OF THE COMPANY’S NAME

The Company’s name may be changed by resolution approved by the vote of a majority of the Board.

44.	RECORD DATES

44.1	Notwithstanding any other provision of these Articles, and subject to the Companies Act, but without prejudice to any special rights attached to any shares, the Company or the Directors may:

(a)	fix any date as the record date for any dividend, distribution, allotment or issue, which shall not be more than 60 days prior to such action;

(b)	for the purpose of determining which Persons are entitled to attend and vote at a general meeting of the Company, or a separate general meeting of the holders of any class of shares in the capital of the Company, and how many votes such Persons may cast, specify in the notice of meeting a time by which a Person must be entered on the register in order to have the right to attend or vote at the meeting provided that such time shall not be more than 60 days nor less than 10 days before the date of such meeting and changes to the register after the time specified by virtue of this Article 44.1 shall be disregarded in determining the rights of any Person to attend or vote at the meeting; and

(c)	for the purposes of sending notices to any one or more members (including, without limitation, notices of general meetings, or separate general meetings of the holders of any class of shares in the capital of the Company), give such notices by reference to the register of members as it stands at the close of business on a day determined by the Company or the Board, which day may not be more than 60 days before the day that such notices are sent.

44.2	In the case of determination of members entitled to vote at any general meeting or adjournment thereof, or a separate general meeting of the holders of any class of shares in the capital of the Company, the record date shall, unless otherwise required by the Companies Act, not be more than 60 days nor less than 10 days before the date of such meeting.

44.3	In the case of any other lawful action, and save as otherwise provided by these Articles, the record date shall not be more than 60 days prior to such other action.

45.	ACCOUNTS

45.1	No member (as such, other than a Director) shall have any right to inspect any accounting record or other document of the Company, unless he is authorised to do so by statute, by order of the court, by the Board or by ordinary resolution of the Company.

45.2	Subject to the Companies Act, a copy of the Company’s annual accounts and reports for that financial year shall, at least 21 clear days before the date of the meeting at which copies of those documents are to be laid in accordance with the provisions of the Companies Act, be sent to every member and to every holder of the Company’s debentures, and to every Person who is entitled to receive notice of meetings from the Company under the provisions of the Companies Act or of these Articles or, in the case of joint holders of any share or debenture, to one of the joint holders. A copy need not be sent to a Person for whom the Company does not have a current address.

45.3	Subject to the Companies Act, the requirements of Article 45.2 shall be deemed satisfied in relation to any Person by sending to the Person, instead of such copies, a summary financial statement derived from the Company’s annual accounts and directors’ report, which shall be in the form and containing the information prescribed by the Companies Act and any regulations made under the Companies Act.

46.	NOTICES AND OTHER COMMUNICATIONS

46.1	Any notice to be given to or by any Person pursuant to these Articles shall be in writing other than a notice calling a meeting of the Directors which need not be in writing.

46.2	Any notice, document or information may (without prejudice to Articles 46.9 and 46.10) be given, sent or supplied by the Company to any member either:

(a)	personally;

(b)	by sending it by post in a prepaid envelope addressed to the member at his registered address or postal address given to the Company for that purpose, or by leaving it at that address;

(c)	subject to Article 46.3, by sending it in electronic form to a Person who has agreed (generally or specifically) that the notice, document or information may be sent or supplied in that form (and has not revoked that agreement); or

(d)	subject to the provisions of the Companies Act, by making it available on a website, provided that the requirements in (i) to (iv) below are satisfied.

The requirements referred to in paragraph (d) are that:

(i)	the member has agreed (generally or specifically) that the notice, document or information may be sent or supplied to him by being made available on a website (and has not revoked that agreement), or the member has been asked by the Company to agree that the Company may send or supply notices, documents and information generally, or the notice, document or information in question, to him by making it available on a website and the Company has not received a response within the period of 28 days beginning on the date on which the Company’s request was sent and the member is therefore taken to have so agreed (and has not revoked that agreement);

(ii)	the member is sent a notification of the presence of the notice, document or information on a website, the address of that website, the place on that website where it may be accessed, and how it may be accessed (notification of availability); and

(iii)	in the case of a notice of meeting, the notification of availability states that it concerns a notice of a Company meeting, specifies the place, time and date of the meeting, and states whether it will be an annual general meeting, and

(iv)

the notice, document or information continues to be published on that website, in the case of a notice of meeting, throughout the period beginning with the date of the notification of availability and ending with the conclusion of the meeting and in all other cases throughout the period specified by any applicable provision of the Companies Act, or, if no such period is specified, throughout the period of 28 days beginning with the date on which the notification of availability is sent to the member, save that if the notice, document or information is made available for part only of that period then failure to make it available throughout that period shall be disregarded where such failure is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid.

46.3	The Board may from time to time issue, endorse or adopt terms and conditions relating to the use of electronic means for the sending of notices, other documents and proxy appointments by the Company to members or Persons entitled by transmission and by members or Persons entitled by transmission to the Company.

46.4	In the case of joint holders of a share:

(a)	it shall be sufficient for all notices, documents and other information to be given, sent or supplied to the joint holder whose name stands first in the register of members in respect of the joint holding (first named holder) only and any notice, document or other information so sent shall be deemed for all purposes sent to all the joint holders; and

(b)	the agreement of the first named holder that notices, documents and information may be given, sent or supplied in electronic form or by being made available on a website shall be binding on all the joint holders.

46.5	The Company may at any time and at its sole discretion choose to give, send or supply notices, documents and information only in hard copy form to some or all members.

46.6	For the avoidance of doubt, the provisions of Articles 46.1 to 46.5 are subject to Article 17.5.

46.7	A member present either in person or by proxy, or in the case of a corporate member by a duly authorised representative, at any meeting of the Company or of the holders of any class of shares shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

46.8	Every Person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register of members, has been given to the Person from whom he derives his title, but this Article 46.8 does not apply to a notice given under section 793 of the Companies Act.

46.9	Subject to the Companies Act, where by reason of the suspension or curtailment of postal services, the Company is unable effectively to give notice of a general meeting, the general meeting may be convened by public announcement. The Company shall send a copy of the notice to members in the same manner as it sends notices under Articles 46.1 to 46.5 inclusive if at least seven clear days before the meeting the posting of notices again becomes practicable.

46.10	Subject to the Companies Act, any notice, document or information to be given, sent or supplied by the Company to the members or any of them, not being a notice to which Article 46.9 applies, shall be sufficiently given, sent or supplied if given by public announcement.

46.11	Any notice, document or information given, sent or supplied by the Company to the members or any of them:

(a)	by hand shall be deemed to have been received by the member when it is handed to the member or left at his registered address;

(b)	by post, shall be deemed to have been received 24 hours after the time at which the envelope containing the notice, document or information was posted unless it was sent by second class post or there is only one class of post, or it was sent by air mail to an address outside the United Kingdom, in which case it shall be deemed to have been received 48 hours after it was posted Proof that the envelope was properly addressed, prepaid and posted shall be conclusive evidence that the notice, document or information was sent or supplied;

(c)	by advertisement, shall be deemed to have been received on the day on which the advertisement appears;

(d)	by electronic means, shall be deemed to have been received by the member on the day following that on which it was sent or supplied Proof that a notice, document or information in electronic form was addressed to the electronic address provided by the member for the purpose of receiving communications from the Company shall be conclusive evidence that the notice, document or information was sent or supplied and such notice, document or information shall be deemed received by the member at that time notwithstanding that the Company becomes aware that the member has filed to receive the relevant notice, document or information for any reason and notwithstanding that the Company subsequently sends or supplies a hard copy of such document or information by post to the member;

(e)	by making it available on a website, shall be deemed to have been received on the date on which the notice, document or information was first made available on the website or, if later, when the member is deemed to have been received notification of the fact that the notice, document or information was available on the website in accordance with this Article 46.11 and such notice, document or information shall be deemed received by the member on that day notwithstanding that the Company becomes aware that the member has filed to receive the relevant document or information for any reason and notwithstanding that the Company subsequently sends a hard copy of such notice, document or information by post to the member, or

(f)	by means of a Depositary, shall be deemed to have been received 24 hours after the Company, or Person acting on the Company’s behalf, gives the notice, document or information to the Depositary.

46.12	Any notice, document or information may be given, sent or supplied by the Company to the Person entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of Law by sending or delivering it in any manner that the Company may choose authorised by these Articles for the sending of notice, document or information to a member addressed to that Person by name, or by the title of representative of the deceased or trustee of the bankrupt or by any similar description, at the address, if any, as may be supplied for that purpose by the Person claiming to be so entitled. Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy or other event giving rise to the transmission had not occurred.

46.13	If on three consecutive occasions, or on one occasion and reasonable enquiries have failed to establish the member’s address, notices, documents or information sent or supplied to a member by post have been returned undelivered, the member shall not be entitled to receive any subsequent notice, document or information until he has supplied to the Company (or its agent) a new registered address or a postal address, or shall have informed the Company, in such a manner as may be specified by the Company, of an electronic address. For the purposes of this Article 46.13, references to notices, documents or information include references to a cheque or other instrument of payment, but nothing in this Article 46.13 entitles the Company to cease sending any cheque or other instrument of payment for any dividend, unless it is otherwise so entitled under these Articles. Without prejudice to the generality of the foregoing, any notice of a general meeting of the Company which is in fact sent or purports to be sent to such member shall be ignored for the purpose of determining the validity of the proceedings at such general meeting.

46.14	Where a document is required under these Articles to be signed by a member or any other Person, if the document is in electronic form, then in order to be valid the document must either:

(a)	incorporate the electronic signature, or personal identification details (which may be details previously allocated by the Company), of that member or other Person, in such form as the Directors may approve; or

(b)	be accompanied by such other evidence as the Directors may require in order to be satisfied that the document is genuine.

The Company may designate mechanisms for validating any such document and a document not validated by the user of any such mechanisms shall be deemed as having not been received by the Company. In the case of any document or information relating to a meeting, an instrument of proxy or invitation to appoint a proxy, any validation requirements shall be specified in the relevant notice of meeting in accordance with Article 17.4 and paragraph (b) of Article 23.6.

47.	DESTRUCTION OF DOCUMENTS

47.1	The Company shall be entitled to destroy:

(a)	any instrument of transfer of shares which have been registered, and all other documents on the basis of which any entry is made in the register, at any time after the expiration of six years from the date of registration;

(b)	any dividend mandate, variation or cancellation of dividend mandates, and notification of change of name or address, at any time after two years from the date on which it is recorded;

(c)	any share certificate which has been cancelled at any time after the expiration of one year from the date on which it is cancelled;

(d)	all paid dividend warrants and cheques at any time after the expiration of one year from the date of actual payment;

(e)	all proxy appointments which have been used for the purpose of a poll at any time after the expiration of one year from the date of use;

(f)	all proxy appointments which have not been used for the purpose of a poll at any time after one month from the end of the meeting to which the proxy appointment relates and at which no poll was demanded; and

(g)	any other document on the basis of which an entry in the register of members is made, after six years from the date on which it is made.

Any document referred to in this Article 47.1 may be destroyed earlier than the relevant date authorised, provided that a permanent record of the document is made which is not destroyed before that date.

47.2	It shall be conclusively presumed in favour of the Company that:

(a)	every entry in the register of members purporting to have been made on the basis of an instrument of transfer or other document destroyed in accordance with Article 47.1 was duly and properly made;

(b)	that every instrument of transfer destroyed in accordance with Article 47.1 was a valid and effective instrument duly and properly registered;

(c)	that every share certificate destroyed in accordance with Article 47.1 was a valid and effective certificate duly and properly cancelled; and

(d)	that every other document destroyed in accordance with Article 47.1 was a valid and effective document in accordance with the particulars in the records of the Company.

provided that

(i)	Article 47.1 shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties to it) to which the document might be relevant;

(ii)	nothing in Article 47.1 shall be construed as imposing upon the Company any liability in respect of the destruction of any such document otherwise than in accordance with Article 47.1 which would not attach to the Company in the absence of Article 47.1; and

(iii)	references in Article 47.1 to the destruction of any document include references to the disposal of it in any manner.

48.	WINDING UP

48.1	If the Company commences liquidation, the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by Law, subject to the provisions of the Companies Act:

(a)	divide among the members in specie the whole or any part of the assets, whether they shall consist of property of the same kind or not, of the Company and may, for that purpose, value any assets as he deems fair and determine how the division shall be carried out as between the members or different classes of members; and

(b)	vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he may with the like sanction determine;

but no member shall be compelled to accept any assets upon which there is a liability.

48.2	The power of sale of a liquidator shall include a power to sell wholly or partially for shares or debentures or other obligations of another body corporate, either then already constituted or about to be constituted for the purpose of carrying out the sale.

49.	INDEMNITY AND INSURANCE

49.1	Subject to the provisions of the Companies Act and applicable Law, the Company shall exercise all the powers of the Company to:

(a)	indemnify to any extent any person who is or was a Director, or a Director of any associated company, directly or indirectly (including by funding any expenditure incurred or to be incurred by him) against any loss or liability, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated company; and/or

(b)	indemnify to any extent any person who is or was a Director of an associated company that is a trustee of an occupational pension scheme, directly or indirectly (including by funding any expenditure incurred or to be incurred by him) against any liability incurred by him in connection with the Company’s activities as trustee of an occupational pension scheme;

including without limitation insurance against any loss or liability or any expenditure he may incur, whether in connection with any proven or alleged act or omission in the actual or purported execution or discharge of his duties or in the exercise or purported exercise of his powers or otherwise in relation to this duties, power or offices, whether comprising negligence, default, breach of duty, breach of trust or otherwise, in relation to the relevant body or fund.

49.2	Subject to the provisions of the Companies Act, the Company may exercise all the powers of the Company to purchase and maintain insurance for or for the benefit of any person who is or was:

(a)	a Director, officer or employee of the Company, or any body corporate which is or was the holding company or subsidiary undertaking of the Company, or in which the Company or such holding company or subsidiary undertaking has or had any interest (whether direct or indirect) or with which the Company or such holding company or subsidiary undertaking is or was in any way allied or associated; or

(b)	a trustee of any pension fund in which employees of the Company or any other body referred to in paragraph (a) of this Article 49.2 are or have been interested;

including without limitation insurance against any loss or liability or any expenditure he may incur, whether in connection with any proven or alleged act or omission in the actual or purported execution or discharge of his duties or in the exercise or purported exercise of his powers or otherwise in relation to this duties, power or offices, whether comprising negligence, default, breach of duty, breach of trust or otherwise, in relation to the relevant body or fund

49.3	No Director of former Director shall be accountable to the Company or the members for any benefit provided pursuant to these Articles. The receipt of any such benefit shall not disqualify any person from being or becoming a Director.

50.	DISPUTE RESOLUTION

50.1	The courts of England and Wales shall have exclusive jurisdiction to determine any and all disputes brought by a member in that member’s capacity (whether in its own name or in the name of the Company) as such against the Company and/or the Board and/or any of the Directors individually or collectively, arising out of or in connection with these Articles or any non-contractual obligations arising out of or in connection with these Articles.

50.2	The governing Law of these Articles is the Law of England and Wales and these Articles shall be interpreted in accordance with the Laws of England and Wales.

50.3	For the purposes of Article 50.1, Director shall be read so as to include each and any Director of the Company from time to time in his capacity as such or as an employee of the Company and shall include any former Director of the Company.

ANNEX G: GOLDMAN, SACHS & CO. FAIRNESS OPINION

200 West Street  |   New York, NY 10282-2198

Tel: 212-902-1000  |  Fax: 212-902-3000

PERSONAL AND CONFIDENTIAL

February 23, 2015

Board of Directors

Globe Specialty Metals, Inc.

600 Brickell Ave., Suite 1500

Miami, Florida 33131

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Grupo Villar Mir, S.A.U. (“Grupo Villar Mir”) and its affiliates) of the outstanding shares of common stock, par value $0.0001 per share (the “Company Shares”), of Globe Specialty Metals, Inc. (the “Company”), taking into account the FerroAtlántica Acquisition (as defined below), of the Exchange Ratio (as defined below) pursuant to the Business Combination Agreement, dated as of February 23, 2015 (the “Agreement”), among the Company, Grupo Villar Mir, FerroAtlántica, S.A.U. (“FerroAtlántica”), a wholly owned subsidiary of Grupo Villar Mir, VeloNewco Limited (“Holdco”), a wholly owned subsidiary of Grupo Villar Mir, and Gordon Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of Holdco. The Agreement provides that (a) Holdco will acquire from Grupo Villar Mir all of the issued and outstanding ordinary shares (acciones), par value €1,000 per share (the “FerroAtlántica Shares”), of FerroAtlántica on terms as more fully set forth therein (the “FerroAtlántica Acquisition”) and (b) the Company will be merged with and into Merger Sub and each outstanding Company Share will be converted into one ordinary share, nominal value $7.50 per share (“Holdco Ordinary Share”), of Holdco, the terms of which Holdco Ordinary Shares are set forth in the Holdco Articles (as defined in the Agreement) (the “Exchange Ratio”).

Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, FerroAtlántica, Grupo Villar Mir, any of their respective affiliates and third parties or any currency or commodity that may be involved in the transactions contemplated by the Agreement (collectively, the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction.

Securities and Investment Services Provided by Goldman, Sachs & Co.

Board of Directors

Globe Specialty Metals, Inc.

February 23, 2015

Page Two

We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to Grupo Villar Mir and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint book runner with respect to a follow-on public offering of 210,000,000 shares of common stock (“OHL Mexico Shares”) of OHL Mexico S.A.B. de C.V. (“OHL Mexico”), of which Grupo Villar Mir is a controlling shareholder, in June 2013; as sole book runner with respect to a public offering of 5.95% Senior Secured Notes due 2035 (aggregate principal amount $1,600,000,000) and Zero Coupon Senior Secured Notes due 2046 (aggregate principal amount $2,100,000,000) of Concesionaria Mexiquense, S.A. de C.V. (“Conmex”), a wholly owned subsidiary of OHL Mexico, in December 2013; as initial creditor and administrative agent with respect to Conmex’s bank loan due 2027 (aggregate principal amount Mexican peso $6,500,000,000) in December 2013; and as co-lead manager with respect to a follow-on public offering of 130,000,000 OHL Mexico Shares in November 2014. We may also in the future provide financial advisory and/or underwriting services to the Company, FerroAtlántica, Grupo Villar Mir, Holdco and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended June 30, 2014; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its shareholders; audited financial statements for FerroAtlántica for the five fiscal years ended December 31, 2013 and unaudited financial statements for FerroAtlántica for the fiscal year ended December 31, 2014; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company and certain financial analyses and forecasts for FerroAtlántica, in each case, as prepared by the Company’s management and approved for our use by the Company (the “Forecasts”), including certain operating synergies projected by the management of the Company to result from the Transaction, as approved for our use by the Company (the “Synergies”). We have also held discussions with members of the senior management of the Company and FerroAtlántica regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of the Company and FerroAtlántica; reviewed the reported price and trading activity for the Company Shares; compared certain financial and stock market information for the Company and certain financial information of FerroAtlántica with similar financial and stock market information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the metals and mining industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts, including the Synergies, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation, appraisal or geological or technical assessment of the assets and liabilities (including any contingent, derivative or other off-

Board of Directors

Globe Specialty Metals, Inc.

February 23, 2015

Page Three

balance-sheet assets and liabilities) of the Company, Holdco, FerroAtlántica or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company, Holdco or FerroAtlántica or on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. We were not requested to solicit, and did not solicit, interest form other parties with respect to an acquisition of, or other business combination with, the Company or any other alternative transaction. This opinion addresses only the fairness from a financial point of view to the holders (other than Grupo Villar Mir and its affiliates) of Company Shares, as of the date hereof and taking into account the FerroAtlántica Acquisition, of the Exchange Ratio pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including any ongoing obligations of any parties to the Agreement, or the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons in connection with the Transaction, whether relative to the Exchange Ratio pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which Holdco Ordinary Shares will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company, Holdco, Grupo Villar Mir or FerroAtlántica or the ability of the Company, Holdco, Grupo Villar Mir or FerroAtlántica to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Company Shares should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof and taking into account the FerroAtlántica Acquisition, the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the holders (other than Grupo Villar Mir and its affiliates) of Company Shares.

Very truly yours,

(GOLDMAN, SACHS & CO.)

Board of Directors

Globe Specialty Metals, Inc.

February 23, 2015

Page Four

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Under the Holdco Articles, subject to the provisions of the U.K. Companies Act 2006 and applicable law, Holdco will exercise all the powers of the Holdco to (i) indemnify any person who is or was a Holdco director (including by funding any expenditure incurred or to be incurred by him or her) against any loss or liability, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or her or otherwise, in relation to Holdco or any associated company; and/or (ii) indemnify to any extent any person who is or was a Holdco director of an associated company that is a trustee of an occupational pension scheme (including by funding any expenditure incurred or to be incurred by him or her) against any liability, incurred by him or her in connection with Holdco’s activities as trustee of an occupational pension scheme; including insurance against any loss or liability or any expenditure he or she may incur, whether in connection with any proven or alleged act or omission in the actual or purported execution or discharge of his or her duties.

Subject to the provisions of the U.K. Companies Act 2006, Holdco will exercise all the powers of the Holdco to purchase and maintain insurance for or for the benefit of any person who is or was a Holdco director, officer or employee of Holdco, or a trustee of any pension fund in which employees of Holdco are or have been interested, including insurance against any loss or liability or any expenditure he or she may incur, whether in connection with any proven or alleged act or omission in the actual or purported execution or discharge of his or her duties.

No Holdco director of former Holdco director shall be accountable to Holdco or the members for any benefit provided pursuant to the Holdco Articles. The receipt of any such benefit shall not disqualify any person from being or becoming a Holdco director.

Item 21.	Exhibits and Financial Statement Schedules

(a) Exhibits. The following is a list of Exhibits to this Registration Statement.

Exhibit No.	Description

2.1(a)	Amended and Restated Business Combination Agreement, dated as of May 5, 2015, by and between Globe, Grupo VM, FerroAtlántica, Holdco and Globe Merger Sub (included in Annex A to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference)

3.1	Form of Articles of Association of Holdco (included in Annex F to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference)

5.1	Opinion of Slaughter and May as to the validity of the Holdco Shares

8.1	Opinion of Latham & Watkins LLP as to tax matters

8.2	Opinion of Cravath, Swaine & Moore LLP, as to tax matters

8.3*	Opinion of Uría Menéndez, as to tax matters

Exhibit No.	Description

8.4	Opinion of Slaughter and May, as to certain U.K. tax matters

10.1	Voting Agreement, dated as of February 23, 2015, by and between Alan Kestenbaum and Grupo VM (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Globe with the SEC on February 23, 2015)

10.2	Credit Agreement, dated as of August 20, 2013, among Globe, certain subsidiaries of Globe from time to time party thereto, Citizens Bank of Pennsylvania as Administrative Agent and L/C issuer, RBS Citizens, N.A., PNC Bank, National Association and Wells Fargo Securities, LLC as Joint Lead Arrangers and Joint Book Runners, PNC Bank, National Association and Wells Fargo Bank, National Association, as Co-Syndication Agents, and BBVA Compass Bank, as Documentation Agent, and the other lenders party thereto (incorporated by reference to Exhibit 10.1 to Globe’s Form 8-K filed on August 21, 2013)

10.3	Employment Agreement, dated January 27, 2011, between Globe and Alan Kestenbaum (incorporated by reference to Exhibit 10.1 to Globe’s Form 10-Q filed on May 12, 2011)

10.4	Amendment, dated February 22, 2015, to the Employment Agreement, dated January 27, 2011, between Globe and Alan Kestenbaum (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Globe with the SEC on February 23, 2015)

10.5	2006 Employee, Director and Consultant Stock Plan (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 filed by Globe with the SEC on July 25, 2008)

10.6	Amendments to 2006 Employee, Director and Consultant Stock Plan (incorporated by reference to Exhibit 10.3 to Globe’s Form 10-Q filed on February 11, 2011)

10.7	2010 Annual Executive Bonus Plan (incorporated by reference to Exhibit 10.15 to Globe’s Form 10-K filed on September 28, 2010)

10.8	2011 Annual Executive Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to Globe’s Form 10-Q filed on May 12, 2011)

10.9	Amended and Restated Director Compensation Plan

10.10	Directors Deferred Compensation Plan (incorporated by reference to Exhibit 10.3 to Globe’s Form 10-Q filed on February 8, 2012)

10.11	Executive Deferred Compensation Plan (incorporated by reference to Exhibit 10.2 to Globe’s Form 10-Q filed on February 8, 2012)

10.12	2012 Long-Term Incentive Plan (incorporated by reference to Exhibit B to Globe’s Proxy Statement filed on October 28, 2011)

10.13	Form Stock Option Agreement

10.14	Form Stock Appreciation Right Agreement

10.15	Form Restricted Stock Unit Grant Agreement (cash settled)

10.16	Form Restricted Stock Unit Grant Agreement (stock settled)

10.17	IT Services Agreement, dated as of January 1, 2004, between FerroAtlántica and Espacio Information Technology S.A.

10.18	IT Outsourcing Agreement, dated as of June 26, 2014, between FerroAtlántica de Mexico and Espacio Information Technology S.A.

10.19	IT Services Agreement, in force since January 1, 2006, between Ferropem S.A.S. and Espacio Information Technology S.A.

10.20	Outsourcing Agreement, in force since January 1, 2009, between Silicon Smelters (Pty.) Ltd. and Espacio Information Technology S.A.

10.21	Advisory Services Agreement, dated as of April 15, 2013, between FerroAtlántica S.A.U. and Villar Mir Energĺa S.L.

10.22	Advisory Services Agreement, dated as of April 15, 2013, between Hidro Nitro Española S.A. and Villar Mir Energĺa S.L.

Exhibit No.	Description

10.23	Framework agreement for the supply of electricity to the Boo de Guarnizo facility (Cantabria) executed on June 22, 2010, between FerroAtlántica, S.A.U. and Villar Mir Energĺa S.L., as amended by the amendments provided to Gordon.

10.24	Framework Agreement, dated as of December 27, 2012, between Hidro Nitro Española S.A. and Villar Mir Energĺa S.L.

10.25	Framework Agreement, dated as of December 29, 2010, between FerroAtlántica S.A.U. and Villar Mir Energĺa S.L.

10.26	Lease Agreement, dated as of August 9, 2007, between Torre Espacio Castellana S.A and FerroAtlántica S.L.U.

10.27	Lease Agreement, dated as of April 2, 2012, between Torre Espacio Castellana S.A and FerroAtlántica S.L.U.

10.28	Representation Contract, dated as of June 30, 2012, between Enérgya VM Generación S.L. and FerroAtlántica S.A.U.

10.29	Representation Contract, dated as of June 30, 2012, between Enérgya VM Generación S.L. and Hidro Nitro Española S.A.

21.1†	List of Subsidiaries of Holdco

23.1	Consent of Slaughter and May (included in Exhibits 5.1 and 8.4)

23.2	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm for Globe Specialty Metals, Inc.

23.3	Consent of KPMG, former Independent Registered Public Accounting Firm for Globe Specialty Metals, Inc.

23.4	Consent of Deloitte, S.L., Independent Registered Public Accounting Firm for Grupo FerroAtlántica S.A. (Sociedad Unipersonal)

23.5	Consent of Deloitte, S.L., Independent Registered Public Accounting Firm for VeloNewco Limited

23.6	Consent of Latham & Watkins LLP (included in Exhibit 8.1)

23.7	Consent of Cravath, Swaine & Moore LLP (included in Exhibit 8.2)

23.8*	Consent of Uría Menéndez (included in Exhibit 8.3)

99.1	Form of Proxy Card for Meeting of Shareholders of Globe Specialty Metals, Inc.

99.2	Consent of Goldman, Sachs & Co.

99.3†	Consent of Alan Kestenbaum to being named in the registration statement

*	To be filed by amendment
(a)	The annexes, schedules and certain exhibits to the Business Combination Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Holdco hereby agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.
†	Previously filed

Item 22.	Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”); (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering.

(5)	That, for purposes of determining any liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, will be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)	That, for the purpose of determining liability under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to the offering prepared by or on behalf of such registrant or used or referred to by the undersigned registrant;

(iii)	the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of such registrant; and

(iv)	any other communication that is an offer in the offering made by such registrant to the purchaser.

(7)	That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act, as amended) that is incorporated by reference in this registration statement will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(8)	That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(9)	That every prospectus (i) that is filed pursuant to paragraph (8) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment has become effective, and that for the purpose of determining liabilities under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(10)	To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(11)	To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

(12)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Madrid, Spain, on June 24, 2015.

VELONEWCO LIMITED

By:	/s/ José María Calvo-Sotelo
Name:	José María Calvo-Sotelo
Title:	Director, Chief Financial Officer and Chief Accounting Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on June 24, 2015.

Signature	Title

/s/ José María Calvo-Sotelo	Director, Chief Financial Officer and Chief Accounting Officer
José María Calvo-Sotelo

/s/ Clara Inés Cerdán Molina	Director
Clara Inés Cerdán Molina

/s/ Javier López Madrid	Director and Chief Executive Officer
Javier López Madrid

/s/ Greg Lavelle	Authorized Representative in the United States
Greg Lavelle
Managing Director
Puglisi & Associates

Dated: June 24, 2015

EXHIBIT INDEX

Exhibit No.	Description

2.1(a)	Amended and Restated Business Combination Agreement, dated as of May 5, 2015, by and between Globe, Grupo VM, FerroAtlántica, Holdco and Globe Merger Sub (included in Annex A to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference)

3.1	Form of Articles of Association of Holdco (included in Annex F to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference)

5.1	Opinion of Slaughter and May as to the validity of the Holdco Shares

8.1	Opinion of Latham & Watkins LLP as to tax matters

8.2	Opinion of Cravath, Swaine & Moore LLP, as to tax matters

8.3*	Opinion of Uría Menéndez, as to tax matters

8.4	Opinion of Slaughter and May, as to certain U.K. tax matters

10.1	Voting Agreement, dated as of February 23, 2015, by and between Alan Kestenbaum and Grupo VM (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Globe with the SEC on February 23, 2015)

10.2	Credit Agreement, dated as of August 20, 2013, among Globe, certain subsidiaries of Globe from time to time party thereto, Citizens Bank of Pennsylvania as Administrative Agent and L/C issuer, RBS Citizens, N.A., PNC Bank, National Association and Wells Fargo Securities, LLC as Joint Lead Arrangers and Joint Book Runners, PNC Bank, National Association and Wells Fargo Bank, National Association, as Co-Syndication Agents, and BBVA Compass Bank, as Documentation Agent, and the other lenders party thereto (incorporated by reference to Exhibit 10.1 to Globe’s Form 8-K filed on August 21, 2013)

10.3	Employment Agreement, dated January 27, 2011, between Globe and Alan Kestenbaum (incorporated by reference to Exhibit 10.1 to Globe’s Form 10-Q filed on May 12, 2011)

10.4	Amendment, dated February 22, 2015, to the Employment Agreement, dated January 27, 2011, between Globe and Alan Kestenbaum (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Globe with the SEC on February 23, 2015)

10.5	2006 Employee, Director and Consultant Stock Plan (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 filed by Globe with the SEC on July 25, 2008)

10.6	Amendments to 2006 Employee, Director and Consultant Stock Plan (incorporated by reference to Exhibit 10.3 to Globe’s Form 10-Q filed on February 11, 2011)

10.7	2010 Annual Executive Bonus Plan (incorporated by reference to Exhibit 10.15 to Globe’s Form 10-K filed on September 28, 2010)

10.8	2011 Annual Executive Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to Globe’s Form 10-Q filed on May 12, 2011)

10.9	Amended and Restated Director Compensation Plan

10.10	Directors Deferred Compensation Plan (incorporated by reference to Exhibit 10.3 to Globe’s Form 10-Q filed on February 8, 2012)

10.11	Executive Deferred Compensation Plan (incorporated by reference to Exhibit 10.2 to Globe’s Form 10-Q filed on February 8, 2012)

10.12	2012 Long-Term Incentive Plan (incorporated by reference to Exhibit B to Globe’s Proxy Statement filed on October 28, 2011)

10.13	Form Stock Option Agreement

10.14	Form Stock Appreciation Right Agreement

10.15	Form Restricted Stock Unit Grant Agreement (cash settled)

10.16	Form Restricted Stock Unit Grant Agreement (stock settled)

10.17	IT Services Agreement, dated as of January 1, 2004, between FerroAtlántica and Espacio Information Technology S.A.

Exhibit No.	Description

10.18	IT Outsourcing Agreement, dated as of June 26, 2014, between FerroAtlántica de Mexico and Espacio Information Technology S.A.

10.19	IT Services Agreement, in force since January 1, 2006, between Ferropem S.A.S. and Espacio Information Technology S.A.

10.20	Outsourcing Agreement, in force since January 1, 2009, between Silicon Smelters (Pty.) Ltd. and Espacio Information Technology S.A.

10.21	Advisory Services Agreement, dated as of April 15, 2013, between FerroAtlántica S.A.U. and Villar Mir Energĺa S.L.

10.22	Advisory Services Agreement, dated as of April 15, 2013, between Hidro Nitro Española S.A. and Villar Mir Energĺa S.L.

10.23	Framework agreement for the supply of electricity to the Boo de Guarnizo facility (Cantabria) executed on June 22, 2010, between FerroAtlántica, S.A.U. and Villar Mir Energĺa S.L., as amended by the amendments provided to Gordon.

10.24	Framework Agreement, dated as of December 27, 2012, between Hidro Nitro Española S.A. and Villar Mir Energĺa S.L.

10.25	Framework Agreement, dated as of December 29, 2010, between FerroAtlántica S.A.U. and Villar Mir Energĺa S.L.

10.26	Lease Agreement, dated as of August 9, 2007, between Torre Espacio Castellana S.A and FerroAtlántica S.L.U.

10.27	Lease Agreement, dated as of April 2, 2012, between Torre Espacio Castellana S.A and FerroAtlántica S.L.U.

10.28	Representation Contract, dated as of June 30, 2012, between Enérgya VM Generación S.L. and FerroAtlántica S.A.U.

10.29	Representation Contract, dated as of June 30, 2012, between Enérgya VM Generación S.L. and Hidro Nitro Española S.A.

21.1†	List of Subsidiaries of Holdco

23.1	Consent of Slaughter and May (included in Exhibits 5.1 and 8.4)

23.2	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm for Globe Specialty Metals, Inc.

23.3	Consent of KPMG, former Independent Registered Public Accounting Firm for Globe Specialty Metals, Inc.

23.4	Consent of Deloitte, S.L., Independent Registered Public Accounting Firm for Grupo FerroAtlántica S.A. (Sociedad Unipersonal)

23.5	Consent of Deloitte, S.L., Independent Registered Public Accounting Firm for VeloNewco Limited

23.6	Consent of Latham & Watkins LLP (included in Exhibit 8.1)

23.7	Consent of Cravath, Swaine & Moore LLP (included in Exhibit 8.2)

23.8*	Consent of Uría Menéndez (included in Exhibit 8.3)

99.1	Form of Proxy Card for Meeting of Shareholders of Globe Specialty Metals, Inc.

99.2	Consent of Goldman, Sachs & Co.

99.3†	Consent of Alan Kestenbaum to being named in the registration statement

*	To be filed by amendment
(a)	The annexes, schedules and certain exhibits to the Business Combination Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Holdco hereby agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.
†	Previously filed